As filed with the Securities and Exchange Commission on October 16, 2013

Registration No. 333-190056

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pre-Effective Amendment No. 3 to
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AMERICAN REALTY CAPITAL PROPERTIES, INC.

(Exact name of registrants as specified in charter)

Maryland	6798	45-2482685
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

405 Park Avenue
New York, New York 10022
(212) 415-6500

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrants’ Principal Executive Offices)

Nicholas S. Schorsch
Chief Executive Officer
American Realty Capital Properties, Inc.
405 Park Avenue
New York, New York 10022
(212) 415-6500

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With copies to:

Peter M. Fass, Esq. Steven L. Lichtenfeld, Esq. Proskauer Rose LLP Eleven Times Square New York, New York 10036 (212) 969-3000	Michael J. Aiello, Esq. Matthew J. Gilroy, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000	Richard A. Silfen, Esq. Darrick M. Mix, Esq. Duane Morris LLP 30 South 17th Street Philadelphia, PA 19103 (215) 979-1000

Approximate date of commencement of the proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Issuer Third Party Tender Offer) ☐

Title of each class of securities to be registered	Amount to be Registered(1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)
Common Stock, $0.01 par value per share	36,904,870 shares	N/A	—	—
Series F Cumulative Redeemable Preferred Stock, $0.01 par value per share	42,216,611 shares	N/A	—	—
			$1,777,691,250	$242,477

(1)	Represents the estimated maximum number of shares of the Registrant’s common stock and Series F Preferred Stock, as applicable, to be issued in connection with the merger described herein. The number of shares of common stock and Series F Preferred Stock is each based on the number of shares of American Realty Capital Trust IV, Inc., which we refer to as ARCT IV common stock, and the number of shares of restricted stock of ARCT IV, each as outstanding as of September 19, 2013, and the exchange of such shares for shares of the Registrant’s common stock and Series F preferred stock pursuant to the formulas set forth in the Agreement and Plan of Merger, dated as July 1, 2013, by and among ARCT IV, Thunder Acquisition, LLC and the Registrant, as amended on October 6, 2013 and October 11, 2013.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f) under the Securities Act of 1933, as amended, or the Securities Act, and based upon the book value of the aggregate number of ARCT IV shares described in (1) above.
(3)	Determined in accordance with Section 6(b) of the Securities Act at a rate equal to $136.40 per $1,000,000 of the proposed maximum aggregate offering price. $242,494.46 of this registration fee was previously paid in connection with the initial filing of this registration statement on July 19, 2013.

The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. American Realty Capital Properties, Inc. may not sell the securities offered by this proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities nor should it be considered a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 16, 2013

PROXY STATEMENT/PROSPECTUS

To the Stockholders of American Realty Capital Trust IV, Inc.:

American Realty Capital Properties, Inc., which we refer to as ARCP, and American Realty Capital Trust IV, Inc., which we refer to as ARCT IV, have entered into an agreement and plan of merger dated as of July 1, 2013, which is attached as Annex A to this proxy statement/prospectus and incorporated herein by reference as amended on October 6, 2013 and October 11, 2013, which amendments are attached as Annex D and Annex E to this proxy statement/prospectus and incorporated herein by reference, and as it may be further amended from time to time, which we refer to as the merger agreement. Pursuant to the merger agreement, ARCT IV will merge with and into a direct wholly owned subsidiary of the ARCP OP (as defined below), which we refer to as Merger Sub, at which time the separate existence of ARCT IV will cease, and the ARCP OP will be the parent company of Merger Sub and ARCT IV’s subsidiaries. We refer to the foregoing transaction as the merger. In addition, pursuant to the merger agreement, American Realty Capital Operating Partnership IV, L.P., a Delaware limited partnership and the operating partnership of ARCT IV, which we refer to as the ARCT IV OP, will merge with and into ARC Properties Operating Partnership, L.P., a Delaware limited partnership and the operating partnership of ARCP, which we refer to as the ARCP OP, with the ARCP OP being the surviving entity, which transaction we refer to as the partnership merger. Unless the context suggests otherwise, “mergers” refers to the merger of ARCT IV with and into Merger Sub and the partnership merger. The obligations of ARCP and ARCT IV to effect the mergers are subject to the satisfaction or waiver of several conditions set forth in the merger agreement. If the merger is completed pursuant to the merger agreement, each ARCT IV stockholder will receive per share, (1) $9.00 in cash; (2) 0.5190 of a share, or the Common Exchange Ratio, of common stock of ARCP, par value $0.01 per share; and (3) 0.5937 of a share, or the Preferred Exchange Ratio, of ARCP’s 6.70% Series F Cumulative Redeemable Preferred Stock, par value $0.01 per share, or the Series F Preferred Stock. The Articles Supplementary classifying and designating the Series F Preferred Stock, the form of which is attached to the merger agreement, will be filed with the Maryland State Department of Assessments and Taxation prior to the closing of the merger.

In addition, in connection with the partnership merger, each outstanding unit of equity ownership of the ARCT IV OP, other than those held by the ARCT IV Special Limited Partner or the ARCT IV Advisor, or each such term is defined herein, will be converted into the right to receive (i) $9.00 in cash, (ii) a number of units of equity ownership in the ARCP OP equal to the Common Exchange Ratio and (iii) a number of validly issued preferred units designated by the ARCP OP as Series F Preferred Units equal to the Preferred Exchange Ratio. The ARCP common stock is listed on the NASDAQ under the symbol “ARCP.” ARCP intends to apply to have the Series F Preferred Stock listed on the NASDAQ under the symbol “ARCPP.”

In connection with the proposed merger, ARCT IV will hold a special meeting of its stockholders. At ARCT IV’s special meeting, ARCT IV stockholders will be asked to vote on (i) a proposal to approve the merger and the other transactions contemplated by the merger agreement, and (ii) a proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement.

The record date for determining the stockholders entitled to receive notice of, and to vote at, the ARCT IV special meeting is September 19, 2013. The merger cannot be completed unless ARCT IV stockholders approve the merger and the other transactions contemplated by the merger agreement by the affirmative vote of at least a majority of the outstanding shares of ARCT IV common stock entitled to vote at ARCT IV’s special meeting.

ARCT IV’s board of directors, which we refer to as the ARCT IV Board, has unanimously (with Messrs. Schorsch and Weil abstaining) (i) determined that the merger agreement, the merger and the other transactions contemplated thereby are advisable, fair to, and in the best interests of ARCT IV and its stockholders, and (ii)

approved the merger agreement, the merger and the other transactions contemplated thereby. The ARCT IV Board unanimously (with Messrs. Schorsch and Weil abstaining) recommends that ARCT IV stockholders vote FOR the proposal to approve the merger and the other transactions contemplated by the merger agreement, and FOR the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement.

This proxy statement/prospectus contains important information about ARCP, ARCT IV, the mergers, the merger agreement, the terms of the Series F Preferred Stock and the Series F Preferred Units. This document is also a prospectus for the shares of ARCP common stock and Series F Preferred Stock that will be issued to ARCT IV stockholders pursuant to the merger agreement.

We encourage you to read this proxy statement/prospectus carefully before voting, including the section entitled “Risk Factors” beginning on page 24.

Your vote is important.  Whether or not you plan to attend ARCT IV’s special meeting, please authorize a proxy to vote your shares as promptly as possible. To authorize a proxy, complete, sign, date and mail your proxy card in the preaddressed postage-paid envelope provided or authorize your proxy by one of the other methods specified in this proxy statement/prospectus or the accompanying notices. Authorizing a proxy will ensure that your vote is counted at the applicable special meeting if you do not attend in person. You may revoke your proxy at any time before it is voted. Please review this proxy statement/prospectus for more complete information regarding the merger and ARCT IV’s special meeting.

Edward M. Weil, Jr.
President, Chief Operating Officer, Treasurer
and Secretary
American Realty Capital Trust IV, Inc.

Neither the Securities and Exchange Commission, which we refer to as the SEC, nor any state securities regulatory authority has approved or disapproved of the merger or the securities to be issued under this proxy statement/prospectus or has passed upon the adequacy or accuracy of the disclosure in this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated            , 2013 and is first being mailed to ARCT IV stockholders on or about            , 2013.

American Realty Capital Trust IV, Inc.
405 Park Avenue, 15th Floor
New York, New York 10022
(212) 415-6500

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON            , 2013

To the Stockholders of American Realty Capital Trust IV, Inc.:

A special meeting of the stockholders of American Realty Capital Trust IV, Inc., a Maryland corporation, which we refer to as ARCT IV, will be held at     , New York, New York     , on            , 2013, commencing at      local time, for the following purposes;

1.	to consider and vote on a proposal to approve the merger of ARCT IV with and into Thunder Acquisition, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of ARCP OP (as defined below), pursuant to the Agreement and Plan of Merger, dated as of July 1, 2013, as amended on October 6, 2013 and October 11, 2013 and as it may be further amended from time to time, which we refer to as the merger agreement, by and among American Realty Capital Properties, Inc., a Maryland corporation, which we refer to as ARCP, ARC Properties Operating Partnership, L.P., a Delaware limited partnership and the operating partnership of ARCP, which we refer to as the ARCP OP, Thunder Acquisition, LLC, ARCT IV and American Realty Capital Operating Partnership IV, L.P., a Delaware limited partnership and the operating partnership of ARCT IV (a copy of the merger agreement is attached as Annex A, and copies of the amendments to the merger agreement are attached as Annex D and Annex E to the proxy statement/prospectus accompanying this notice), and the other transactions contemplated by the merger agreement;
2.	to consider and vote on a proposal to adjourn the special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement.

We will not transact any other business at the special meeting. ARCT IV’s board of directors has fixed the close of business on September 19, 2013 as the record date for determination of ARCT IV stockholders entitled to receive notice of, and to vote at, ARCT IV’s special meeting and any postponements or adjournments of the special meeting. Only holders of record of ARCT IV common stock at the close of business on the record date are entitled to receive notice of, and to vote at, the ARCT IV special meeting.

Approval of the proposal to approve the merger and the other transactions contemplated by the merger agreement requires the affirmative vote of the holders of at least a majority of the outstanding shares of ARCT IV common stock entitled to vote on such proposal at the ARCT IV special meeting. Approval of the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement.

ARCT IV’s board of directors has unanimously (with Nicholas S. Schorsch and Edward M. Weil, Jr. abstaining) (i) determined that the merger agreement, the merger and the other transactions contemplated thereby are advisable, fair to, and in the best interests of ARCT IV and its stockholders, (ii) approved the merger agreement, the merger and the other transactions contemplated thereby. ARCT IV’s board of directors unanimously (with Messrs. Schorsch and Weil abstaining) recommends that ARCT IV stockholders vote FOR the proposal to approve the merger and the other transactions contemplated by the merger agreement, and FOR the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement.

YOUR VOTE IS IMPORTANT

Whether or not you plan to attend the special meeting, please authorize a proxy to vote your shares as promptly as possible.  To authorize a proxy, complete, sign, date and mail your proxy card in the preaddressed postage-paid envelope provided or, if the option is available to you, call the toll-free telephone number listed on your proxy card or use the Internet as described in the instructions on the enclosed proxy card to authorize your proxy. Authorizing a proxy will assure that your vote is counted at the special meeting if you do not attend in person. You may revoke your proxy at any time before it is voted. Please review the proxy statement/prospectus accompanying this notice for more complete information regarding the merger and ARCT IV’s special meeting.

By Order of the Board of Directors of
American Realty Capital Trust IV, Inc.

New York, New York

           , 2013

Edward M. Weil, Jr.
Secretary

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates by reference important business and financial information about ARCP from other documents filed with the SEC that are not included or delivered with this proxy statement/prospectus. See “Where You Can Find More Information; Incorporation by Reference” beginning on page 180.

ARCT IV stockholders can contact Boston Financial or American National Stock Transfer, LLC, an entity under common ownership with ARC, which we refer to as ANST, which we refer to as ARCT IV’s proxy solicitors, at the following addresses and telephone numbers:

Boston Financial Data Services, Inc. 30 Dan Road Canton, Massachusetts 02021 For Questions, ARCP Stockholders May Call: (855) 800-9421 For Questions, Brokers and Banks May Also Call: (855) 800-9421	American National Stock Transfer, LLC 405 Park Avenue, Concourse Level New York, New York 10022 For Questions, ARCT IV Stockholders May Call: (877) 373-2522

If you would like to obtain information relating to the value of ARCP common stock and Series F Preferred Stock to be issued on a per share basis as of the latest practicable date, you may call ANST at: (877) 373-2522.

To Vote Toll Free, ARCT IV Stockholders May Call: (866) 977-7699

To receive timely delivery of the requested documents in advance of the applicable special meeting, you should make your request no later than            , 2013.

ABOUT THIS DOCUMENT

This proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed by ARCP with the SEC, constitutes a prospectus of ARCP for purposes of the Securities Act of 1933, as amended, which we refer to as the Securities Act, with respect to the shares of ARCP common stock and Series F Preferred Stock to be issued to ARCT IV stockholders in exchange for shares of ARCT IV common stock pursuant to the merger agreement. This proxy statement/prospectus also constitutes a proxy statement for ARCT IV for purposes of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. In addition, it constitutes a notice of meeting with respect to the special meeting of ARCT IV stockholders.

You should rely only on the information contained or incorporated by reference into this document. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated            , 2013. You should not assume that the information contained in this document is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this document is accurate as of any date other than the date of such incorporated document. Neither our mailing of this document to ARCT IV stockholders nor the issuance by ARCP of shares of its common stock and Series F Preferred Stock to ARCT IV stockholders pursuant to the merger agreement will create any implication to the contrary.

We use certain defined terms throughout this prospectus that have the following meanings:

•	We use the term “net lease” throughout this prospectus. Under a net lease, the tenant occupying the leased property (usually as a single tenant) does so in much the same manner as if the tenant were the owner of the property. There are various forms of net leases, most typically classified as “triple net” or “double net.” Triple net leases typically require the tenant to pay all costs associated with a property, including real estate taxes, insurance, utilities and routine maintenance in addition to the

i

base rent. Double net leases typically require the tenant to pay all the costs as triple net leases, but hold the landlord responsible for capital expenditures, including the repair or replacement of specific structural and/or bearing components of a property, such as the roof or structure of the building.

Accordingly, the owner receives the rent “net” of these expenses, rendering the cash flow associated with the lease predictable for the term of the lease. Under a net lease, the tenant generally agrees to lease the property for a significant term and agrees that it will have either no ability or only limited ability to terminate the lease or abate rent prior to the expiration of the term of the lease as a result of real estate driven events such as casualty, condemnation or failure by the landlord to fulfill its obligations under the lease. Substantially all of the leases of ARCP’s and ARCT IV’s properties are net leases.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this proxy statement/prospectus regarding ARCP has been provided by ARCP and information contained in this proxy statement/prospectus regarding ARCT IV has been provided by ARCT IV.

v

QUESTIONS AND ANSWERS

The following are some questions that ARCT IV stockholders may have regarding the proposals being considered at ARCT IV’s special meeting and brief answers to those questions. ARCP and ARCT IV urge you to read carefully this entire proxy statement/prospectus, including the Annexes, and the other documents to which this proxy statement/prospectus refers or incorporates by reference because the information in this section does not provide all the information that might be important to you. Unless stated otherwise, all references in this proxy statement/prospectus to “ARCP” are to American Realty Capital Properties, Inc., a Maryland corporation; all references to “ARCT IV” are to American Realty Capital Trust IV, Inc., a Maryland corporation; all references to “Merger Sub” or the surviving company are to Thunder Acquisition, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of the ARCP OP (as defined below); all references to the “merger agreement” are to the Agreement and Plan of Merger, dated as of July 1, 2013, by and among ARCP, Merger Sub, ARCT IV, ARC Properties Operating Partnership, L.P., a Delaware limited partnership and the operating partnership of ARCP (which is referred to as the ARCP OP), and American Realty Capital Operating Partnership IV, L.P., a Delaware limited partnership and the operating partnership of ARCT IV (which is referred to as the ARCT IV OP), a copy of which is attached as Annex A to this proxy statement/prospectus and is incorporated herein by reference, as amended on October 6, 2013 and October 11, 2013, copies of which amendments are attached as Annex D and Annex E to this proxy statement/prospectus and incorporated herein by reference, and as it may be amended from time to time, all references to the “merger” are to the merger of ARCT IV with and into Merger Sub pursuant to the terms of the merger agreement. Pursuant to the merger agreement, the ARCT IV OP will merge with and into the ARCP OP, with the ARCP OP being the surviving entity. The foregoing is referred to as the “partnership merger”. Unless context suggests otherwise, “mergers” refers to the merger of ARCT IV and Merger Sub and the partnership merger.

Q:	What is the proposed transaction?
A:	ARCP and ARCT IV have entered into a merger agreement pursuant to which ARCT IV will merge with and into Merger Sub, with Merger Sub surviving the merger as a direct wholly owned subsidiary of the ARCP OP. In addition, pursuant to the merger agreement, the ARCT IV OP will merge with and into the ARCP OP, with the ARCP OP being the surviving entity. At the effective time of the merger, each issued and outstanding share of ARCT IV common stock will be converted into the right to receive per share (1) $9.00 in cash; (2) 0.5190 of a share, or the Common Exchange Ratio, of common stock of ARCP, par value $0.01per share; and (3) 0.5937 of a share, or the Preferred Exchange Ratio, of ARCP’s 6.70% Series F Cumulative Redeemable Preferred Stock, par value $0.01 per share, or the Series F Preferred Stock. The Articles Supplementary classifying and designating the Series F Preferred Stock, the form of which is attached to the merger agreement, will be filed with the Maryland State Department of Assessments and Taxation prior to the closing of the merger. Cash will be paid in lieu of any fractional shares. In addition, in connection with the partnership merger, each outstanding unit of equity ownership of the ARCT IV OP, which we refer to as ARCT IV OP Units, other than ARCT IV OP Units held by the ARCT IV Special Limited Partner and the ARCT IV Advisor, as each such term is defined below, will be converted into the right to receive (i) $9.00 in cash, (ii) a number of units of equity ownership in the ARCP OP units, which we refer to as ARCP OP Units, equal to the Common Exchange Ratio and (iii) a number of validly issued preferred units designated by the ARCP OP as Series F Preferred Units equal to the Preferred Exchange Ratio. Such ARCP OP Units and Series F Preferred Units are redeemable after one year of issuance for shares of ARCP common stock on a one-to-one basis or cash, and Series F Preferred Stock on a one-to-one basis or cash, respectively, in each case, at the election of ARCP, as provided in the limited partnership agreement of the ARCP OP, as amended. ARCT IV, as the sole general partner of the ARCT IV OP, and ARCP, as the sole general partner of the ARCP OP, have each approved the merger agreement, the merger and the other transactions contemplated by the merger agreement and declared that the merger agreement, the merger and the other transactions contemplated by the merger agreement are advisable. Stockholders of ARCT IV are not being asked to separately vote on the partnership merger. The value of the nominal consideration to be received by ARCT IV stockholders will depend on the price of ARCP common stock and value of the Series F Preferred Stock at the time of the closing of the merger. Examples of the potential effects of fluctuations in the closing price per share of ARCP common stock on the value of the nominal consideration to be received by ARCT IV stockholders in the merger are illustrated in the following table, based upon a range of hypothetical closing prices. The prices set forth in the following table have been included for representative purposes only. The price per share of ARCP common stock at the effective time of the merger may be less than $12 or more than $17 and the value per share of Series F Preferred Stock at the effective time of the merger may be more or less than $25.00. We cannot assure you as to what the value of the ARCP common stock or Series F Preferred Stock to be issued in the merger will be at or following the effective time.

Price Per Share of ARCP Common Stock	Cash Portion of Merger Consideration	Value Per 0.5190 Shares of ARCP Common Stock	Value Per 0.5937 Shares of ARCP Series F Preferred Stock(1)	Total Nominal Consideration(2)
$12	$9.00	$6.23	$14.84	$30.07
$13	$9.00	$6.75	$14.84	$30.59
$14	$9.00	$7.27	$14.84	$31.11
$15	$9.00	$7.79	$14.84	$31.63
$16	$9.00	$8.30	$14.84	$32.14
$17	$9.00	$8.82	$14.84	$32.66

(1)	Valued at $14.84 based on a liquidation preference of $25.00 per share of Series F Preferred Stock.
(2)	Represents the sum of the dollar amounts in the preceding three columns.

The following chart indicates the fluctuations in the stock price of ARCP common stock:

Month ended	High	Low
October 11, 2013	$12.26	$12.50
August 30, 2013	$14.10	$12.65
July 31, 2013	$15.26	$14.22
June 28, 2013	$15.47	$14.23
May 31, 2013	$17.82	$15.23
April 30, 2013	$16.64	$14.50
Q:	How will ARCP fund the cash portion of the merger consideration?
A:	ARCP intends to pay for the cash portion of the merger consideration to ARCT IV stockholders using a combination of the following resources:
•	ARCT IV’s and ARCP’s available cash on hand; and
•	$1.7 billion of financing under ARCP’s credit facility (under which ARCP has undrawn commitments of $1.025 billion and which contains an “accordion” feature to allow ARCP, under certain circumstances, to increase the commitments thereunder by $800 million), borrowings under which will be subject to the conditions described below.

Borrowings under ARCP’s credit facility are subject to customary conditions for these types of financings, including (a) the bring-down of ARCP’s representations and warranties, (b) no default existing, (c) timely notice by ARCP and (d) borrowing base availability. ARCP’s existing credit facility contains various customary covenants, including financial maintenance covenants with respect to maximum consolidated leverage, maximum secured recourse indebtedness, minimum fixed charge coverage, minimum borrowing base interest coverage, maximum secured leverage, minimum tangible net worth and maximum variable rate indebtedness. Any failure to comply with these financial maintenance covenants would constitute a default under ARCP’s existing credit facility, and would prevent further borrowings thereunder.

If additional commitments are obtained in connection with ARCP’s exercise of the “accordion” feature under the credit facility, such commitments likely will be subject to customary conditions, which may include, without limitation, (1) the completion of due diligence review of the assets, liabilities and properties of ARCP and its subsidiaries, and, to the extent such commitments will be utilized to fund a portion of the merger consideration, ARCT IV and its subsidiaries, (2) the absence of any change, occurrence or development that has had, or could reasonably be expected to result in, (x) a material adverse change in, or a material adverse effect on, the operations, business, assets, properties or liabilities of ARCP and its subsidiaries, and, to the extent such commitments will be utilized to fund a portion of the merger consideration, ARCT IV and its subsidiaries, or (y) a material impairment of the rights and remedies of the credit facility lenders and agents under the credit agreement for the credit facility and (3) to the extent any portion of such additional commitments are anticipated to be syndicated by the lenders providing such additional commitments, the absence of any material adverse change or material disruption in the loan syndication, financial, banking or capital markets that has impaired or could reasonably be expected to impair the syndication of such additional commitments.

Q:	What fees will the ARCT IV Advisor and its affiliates receive in connection with the merger?
A:	American Realty Capital Advisors IV, LLC, which we refer to as the ARCT IV Advisor, is a Delaware limited liability company that serves as the external advisor of ARCT IV. The ARCT IV Advisor is directly owned by American Realty Capital Trust IV Special Limited Partner, LLC, a Delaware limited liability company, which we refer to as the ARCT IV Special Limited Partner, and which is wholly owned by AR Capital, LLC, a Delaware limited liability company, which we refer to as ARC. Pursuant to the terms of the Amended and Restated Agreement of Limited Partnership of the ARCT IV OP, dated as of November 12, 2012, as amended from time to time, by and among ARCT IV, the ARCT IV Advisor, the ARCT IV Special Limited Partner and other limited partners party thereto, which we refer to as the ARCT IV OP Agreement, the ARCT IV Special Limited Partner will be entitled to subordinated distributions from the ARCT IV OP equal to 15% of all distributions of net sales proceeds (as defined in the ARCT IV charter) after return to the ARCT IV stockholders and the ARCT IV OP’s limited partners of net sales proceeds equal to their capital contributions, plus distributions of net sales proceeds and operating income equal to a 6% cumulative, pre-tax, non-compounded return on their capital contributions. The amount of such subordinated distribution is estimated to equal approximately $62.7 million, assuming a value of $30.43 for the nominal consideration to ARCT IV stockholders in the merger (based on the closing price of ARCP common stock of $12.70 per share on October 4, 2013). Such subordinated distributions of net sales proceeds, which will be payable in the form of units of equity ownership of the ARCT IV OP, which we refer to as ARCT IV OP Units, that will automatically convert into units of equity ownership of the ARCP OP, which we refer to as ARCP OP Units, will be payable upon consummation of the mergers in accordance with the ARCT IV side letter (as defined below). The parties have agreed that such ARCP OP Units may be exchanged or converted for ARCP common stock or cash upon consummation of the mergers, or, if not exchanged or converted at that time, the ARCT IV Special Limited Partner shall have the option to cause ARCP to acquire such ARCP OP Units for cash at any time during a 24 month period commencing on the date immediately after the date the ARCT IV Special Limited Partner is treated as having held its interest in the ARCP OP (including the period it held its interest in the ARCT IV OP) for two years for an amount equal to the “cash amount” (as defined in the ARCP OP Agreement) per ARCP OP Unit. Additionally, pursuant to the terms of the Amended and Restated Advisory Agreement, dated as of November 12, 2012, by and among ARCT IV, the ARCT IV Advisor and the ARCT IV OP, which is referred to as the ARCT IV Advisory Agreement, the ARCT IV Advisor would be entitled to real estate commissions under the ARCT IV Advisory Agreement of as much as $22.7 million, as calculated as of July 1, 2013, the date the merger agreement was originally entered into (assuming the maximum fee of 2.0% of the sales price of the properties permitted under ARCT IV’s charter and provided for in the ARCT IV Advisory Agreement was payable). However, pursuant to the ARCT IV side letter (as defined below), the ARCT IV Advisor has agreed to waive a portion of the real estate commissions payable to the ARCT IV Advisor and will be entitled to a reduced real estate commission of $8.4 million.
Q:	Why are ARCP and ARCT IV proposing the merger?
A:	Among other reasons, the board of directors of ARCP, which we refer to as the ARCP Board, believes that the merger will enhance the credit quality of ARCP’s real estate portfolio, immediately increase ARCP’s funds from operations and further diversify ARCP’s real estate portfolio. Similarly, the board of directors of ARCT IV, which we refer to as the ARCT IV Board, believes that the merger will provide a premium over the current implied value of ARCT IV’s common stock and permit ARCT IV’s stockholders to benefit from a combined company of increased size and scale, with a unique strategy that focuses on entering into (or assuming) both medium-term and long-term lease arrangements, a more efficient cost structure resulting from lower asset management fees and without acquisition fees and financing fees, access to multiple forms of capital and a potential investment grade balance sheet, as well as a more diversified portfolio by geography, industry and tenant. The combined portfolio will consist of well-diversified net lease properties with high credit quality tenants, long weighted average lease terms and growth potential. The combined company is expected to be the second largest listed net lease real estate investment trust, or REIT, by enterprise value and equity market capitalization and one of the largest publicly traded REITs in the U.S., and will have significant capacity for growth through acquisitions, internal rent growth and re-leasing, as well as access to public capital markets to support further growth. Historically, larger REITs tend to trade at better multiples. The combined company will be managed by an experienced management team that has assembled and managed the portfolios of both ARCP and ARCT IV. To review the reasons of the board of directors of ARCT IV for the merger in greater detail, see “The Merger — Recommendation of the ARCT IV Board and Its Reasons for the Merger” beginning on page 101.
Q:	Why are the operating partnerships of ARCT IV and ARCP merging?
A:	Both ARCP and ARCT IV operate as Umbrella Partnership REITs, or UPREITs, which is a structure whereby a REIT owns a direct interest in a single operating partnership, and such operating partnership, in turn, owns the properties and may possibly own interests in other non-corporate entities that own properties. The ARCT IV OP and the ARCP OP are operating partnerships of ARCT IV and ARCP, respectively. ARCT IV is the sole general partner of the ARCT IV OP and owns the majority of the equity interests in the ARCT IV OP, and ARCP is the sole general partner of the ARCP OP and owns the majority of the equity interests in the ARCP OP. ARCP is required to conduct all of its activities through the ARCP OP by the limited partnership agreement of the ARCP OP and the partnership merger satisfies this requirement. Furthermore, the merger simplifies and rationalizes the corporate structure of ARCP to be consistent with its intended operation as an UPREIT with substantially all of its activities conducted through a single operating partnership.
Q:	Why am I receiving this proxy statement/prospectus?
A:	The ARCT IV Board is using this proxy statement/prospectus to solicit proxies of ARCT IV stockholders in connection with the merger agreement and the merger. In addition, ARCP is using this proxy statement/prospectus as a prospectus for ARCT IV stockholders because ARCP is offering shares of its common stock and Series F Preferred Stock to be issued in exchange for shares of ARCT IV common stock in the merger.

In order to complete the merger, ARCT IV stockholders must vote to approve the merger and the other transactions contemplated by the merger agreement.

ARCT IV will hold a special meeting of its stockholders to obtain these approvals. This proxy statement/prospectus contains important information about the merger and the special meeting of the stockholders of ARCT IV, and you should read it carefully. The enclosed voting materials allow you to vote your shares of ARCT IV common stock without attending the applicable special meeting.

We encourage you to authorize your proxy as promptly as possible.

Q:	Will ARCT IV stockholders who participated in ARCT IV’s distribution reinvestment plan immediately prior to its suspension be able to continue to participate in such a plan?
A:	ARCT IV has suspended its distribution reinvestment plan because of the merger. ARCP intends to implement a distribution reinvestment plan soon after the consummation of the merger. Each ARCT IV stockholder who was a participant in ARCT IV’s distribution reinvestment plan immediately prior to its suspension and who desires to take part in such distribution reinvestment plan of the surviving entity in the merger will automatically be enrolled in such plan upon its establishment. Each ARCT IV stockholder who was a participant in ARCT IV’s distribution reinvestment plan but who does not desire to take part in such distribution reinvestment plan of the surviving entity in the merger should contact ARCP’s investor relations department by calling (212) 415-6500. Each ARCT IV stockholder who desires to take part in ARCP’s distribution reinvestment plan but is not a participant in ARCT IV’s distribution reinvestment plan should follow the regular procedures applicable to participation in ARCP’s anticipated dividend reinvestment plan upon its establishment in order to enroll. Such stockholders should contact ARCP’s investor relations department by calling (212) 415-6500.
Q.	What will be the ongoing rate of return on an ARCT IV stockholder’s original investment?
A:	Each ARCT IV stockholder currently receives $1.65 of annual distributions per share, representing an annual distribution of 6.6% on invested capital of $25.00 per share. Following the merger, ARCT IV stockholders will be entitled to receive ongoing distributions paid by ARCP to stockholders of ARCP. Based on ARCP’s current annualized distribution rate of $0.91 per share of common stock, each ARCT IV stockholder will receive $0.47 in distributions on each 0.5190 of a share of ARCP common stock received in exchange for each share of ARCT IV common stock they own. ARCP’s annualized distribution rate on its common stock is anticipated to increase to $0.94 per share upon the earlier to occur of the consummation of (i) the merger and (ii) the CapLease Merger (as defined and described in “Risk Factors — Risk Factors Relating to ARCP’s Pending Merger with CapLease, Inc. and Other Recent Transactions”), which is expected to occur in the fourth fiscal quarter of 2013. Based on such expected $0.94 per share annualized distribution rate, each ARCT IV stockholder will receive $0.49 in distributions on each 0.5190 of a share of ARCP common stock received in exchange for each share of ARCT IV common stock they own. In addition, based on the expected annualized dividend rate on the Series F preferred stock of $1.675 per share, each ARCT IV stockholder will receive $0.99 in dividends on each 0.5937 of a share of Series F preferred stock received in exchange for each share of ARCT IV common stock they own. This represents an annual distribution of 5.9% on invested capital of $25.00 per share.

	Current	After the merger
	Invested Capital of $25.00	Invested Capital of $25.00
Distribution Rate	6.6%	5.9%

Future distributions or dividends by ARCP are not guaranteed, and there can be no assurance of any future returns that ARCT IV stockholders might receive as common or Series F preferred stockholders of ARCP. See “Risk Factors — ARCP cannot ensure you that it will be able to continue paying distributions at the current rate,” on page 41 and “Risk Factors — Risks Associated with the Series F Preferred Stock — ARCP’s cash available for distributions may not be sufficient to pay dividends on the Series F Preferred Stock at expected levels, and ARCP cannot assure you of its ability to pay dividends in the future. ARCP may use borrowed funds or funds from other sources to pay dividends, which may adversely impact its operations” on page 43.

Q:	Why was the merger agreement amended on October 6, 2013 and on October 11, 2013, and what is the effect of the amendments?
A:	ARCP proposed to ARCT IV that certain terms of the merger agreement be amended because ARCP was concerned that the issuance of shares of ARCP common stock in the merger would not receive the requisite approval of ARCP stockholders under the applicable NASDAQ rules. ARCP’s concern was based on feedback from certain ARCP stockholders that the potential dilution to which ARCP stockholders may be exposed under the terms of the then current transaction, as a result of the “floor” on the stock portion of the merger consideration, was unacceptable in light of changes to conditions in the capital markets since the merger announcement on July 2, 2013, including a rise in financing costs that adversely impacted REIT stock prices in the net lease market. The ARCT IV Board agreed to amend the merger agreement because, among other reasons, it continued to believe that completing a transaction with ARCP was in the best interests of ARCT IV stockholders and, given the risk that the ARCP stockholders may vote against the transaction under the terms of the original merger agreement and the impact a potential “no-vote” could have on ACT IV stockholders, the ARCT IV Board believed that the amended terms of the merger agreement provided greater deal certainty to the ARCT IV stockholders.

x

As a result of the October 6, 2013 amendment, the merger consideration for each share of ARCT IV common stock has been altered such that each ARCT IV stockholder will receive per share, (1) $9.00 in cash; (2) 0.5190 of a share of ARCP common stock and (3) 0.5937 of a share of Series F Preferred Stock. Because the number of shares of ARCP common stock to be issued in connection with the merger under the amended merger agreement is now less than 20% of the number of shares of common stock outstanding immediately prior to such issuance, a vote of the ARCP stockholders is no longer required under the applicable NASDAQ rules. As a result, the merger agreement also has been amended to remove as a condition precedent to the merger approval by the ARCP stockholders of the issuance of ARCP common stock in the merger. In addition, the merger agreement has been amended to provide, among other things, that in the event the ARCT IV stockholders do not vote to approve the transaction at the ARCT IV special meeting, and no competing proposal has been made, ARCP would be required to pay ARCT IV a $5 million expense reimbursement and the termination fee payable by ACRT IV to ARCP under certain circumstances has been reduced from $20 million to $10 million.

As a result of the October 11, 2013 amendment, the merger consideration in connection with the partnership merger has been altered to reflect (A) the automatic conversion of each ARCT IV OP Unit, other than ARCT IV OP Units held by the ARCT IV Special Limited Partner and the ARCT IV Advisor, into (i) $9.00 in cash, (ii) 0.5190 of an ARCP OP Unit and (iii) 0.5937 of a partnership unit of ARCP OP designated as Series F Preferred Units, (B) the automatic conversion of each Converted Company Unit (as defined in the merger agreement) into 2.3961 ARCP OP Units and (C) the automatic conversion of each ARCT IV Class B Unit (as defined below) that was not converted into ARCT IV OP Units immediately prior to the consummation of the partnership merger into 2.3961 ARCP Class B Units (as defined below).

To review the revised terms of the merger agreement in greater detail, see the section entitled “The Merger Agreement” beginning on page 145 of this proxy statement/prospectus.

Q:	What are the rights of holders of the Series F Preferred Stock?
A:	The Series F Preferred Stock will rank, with respect to rights to the payment of dividends and the distribution of assets upon ARCP’s liquidation, dissolution or winding up, senior to the ARCP common stock. However, holders of Series F Preferred Stock will have limited voting rights. See “Description of ARCP Shares — Series F Cumulative Redeemable Preferred Stock.”
Q:	When and where is the special meeting of ARCT IV stockholders?
A:	ARCT IV’s special meeting will be held at , New York, New York , on , 2013, commencing at , local time.
Q:	Who can vote at the special meeting?
A:	All ARCT IV stockholders of record as of the close of business on September 19, 2013, the record date for determining stockholders entitled to notice of and to vote at ARCT IV’s special meeting, are entitled to receive notice of and to vote at ARCT IV’s special meeting except for those not entitled to vote on the merger pursuant to ARCT IV’s charter. ARCT IV’s charter provides that, with respect to shares of ARCT IV common stock owned by the ARCT IV Advisor, any director of ARCT IV or any of their respective affiliates, neither the ARCT IV Advisor, the directors of ARCT IV nor their affiliates may vote on matters submitted to the ARCT IV stockholders regarding any transaction between ARCT IV and any of them. As of the record date, there were 71,107,650 shares of ARCT IV common stock outstanding, of which 71,090,761 shares were entitled to vote at the ARCT IV special meeting, held by approximately 32,132 holders of record. Each such share of ARCT IV common stock is entitled to one vote on each proposal presented at ARCT IV’s special meeting.
Q:	What constitutes a quorum?
A:	ARCT IV’s charter and bylaws provide that the presence in person or by proxy of stockholders entitled to cast at least 50% of all the votes entitled to be cast constitutes a quorum at a meeting of its stockholders.

Shares that are voted and shares abstaining from voting are treated as being present at the ARCT IV special meeting for purposes of determining whether a quorum is present.

Q:	What vote is required to approve the proposals at ARCT IV’s special meeting?
A:	Approval of the proposal of ARCT IV to approve the merger and the other transactions contemplated by the merger agreement requires the affirmative vote of the holders of at least a majority of the outstanding shares of ARCT IV common stock entitled to vote on such proposal. Approval of the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement requires the affirmative vote of a majority of the votes cast on such proposal.

Your vote is important. We encourage you to authorize your proxy as promptly as possible.

Q:	What are the anticipated U.S. federal income tax consequences to me of the proposed merger?
A:	The receipt of the merger consideration for each share of ARCT IV common stock pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes. Generally for U.S. federal income tax purposes, ARCT IV stockholders will recognize gain or loss as a result of the merger on each share of ARCT IV common stock measured by the difference, if any, between the fair market value of the merger consideration per share and such stockholder’s adjusted tax basis in that share. In addition, under certain circumstances, a portion of the merger consideration may be subject to withholding under applicable tax laws.
Q:	Where will my shares of ARCP common stock and Series F Preferred Stock be publicly traded?
A:	Shares of ARCP’s common stock are currently traded on the NASDAQ under the symbol “ARCP.” ARCP will apply to have the new shares of ARCP common stock also listed on the NASDAQ upon the consummation of the merger. We anticipate that upon the consummation of the merger, the shares of ARCP common stock issued in the merger will trade on the NASDAQ under the symbol “ARCP.” ARCP intends to apply to have the Series F Preferred Stock that will be issued to ARCT IV stockholders listed on the NASDAQ. We anticipate that upon the consummation of the merger, the shares of Series F Preferred Stock issued in the merger will trade on the NASDAQ under the symbol under the symbol “ARCPP.”
Q:	Are ARCT IV stockholders entitled to appraisal rights?
A:	No. ARCT IV stockholders are not entitled to exercise the right of objecting stockholders under the Maryland General Corporation Law, which we refer to as the MGCL, to receive fair value of their shares because, as permitted by the MGCL, ARCT IV’s charter provides that stockholders shall not be entitled to exercise any appraisal rights unless the ARCT IV Board, upon the affirmative vote of a majority of the board, shall determine that such rights apply. The ARCT IV Board has made no such determination.
Q:	How does the ARCT IV Board recommend that ARCT IV stockholders vote?
A:	The ARCT IV Board has unanimously (with Messrs. Schorsch and Weil abstaining) (i) determined that the merger agreement, the merger and the other transactions contemplated thereby are advisable, fair to, and in the best interests of ARCT IV and its stockholders, and (ii) approved the merger agreement, the merger and the other transactions contemplated by the merger agreement. Nicholas S. Schorsch, the chief executive officer and chairman of ARCT IV and ARCP, and Edward M. Weil, Jr., a director and officer of ARCT IV and ARCP, abstained from the vote on the merger agreement, the merger and the other transactions contemplated by the merger agreement.

The ARCT IV Board unanimously (with Messrs. Schorsch and Weil abstaining) recommends that ARCT IV stockholders vote FOR the proposal to approve the merger and the other transactions contemplated by the merger agreement, and FOR the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement. For a more complete description of the recommendation of the ARCT IV Board, see “The Merger — Recommendation of the ARCT IV Board and Its Reasons for the Merger” beginning on page 101.

Q:	Do any of ARCT IV’s executive officers or directors have interests in the merger that may differ from those of ARCT IV stockholders?
A:	Some of ARCT IV’s directors and its executive officers have interests in the merger that are different from, or in addition to, their interests as ARCT IV stockholders. The independent members of the ARCT IV Board (the ARCT IV Board excluding Messrs. Schorsch and Weil), which we refer to as the ARCT IV independent directors, were aware of and considered these interests, among other matters, in evaluating the merger agreement and the merger, and in recommending that ARCT IV stockholders vote FOR the proposal to approve the merger and the other transactions contemplated by the merger agreement. For a description of these interests, refer to the section entitled “The Merger — Interests of ARCT IV’s Directors and Executive Officers in the Merger” beginning on page 117.
Q:	How will ARCP stockholders be affected by the merger and share issuance?
A:	After the consummation of the merger, each ARCP stockholder will continue to own the shares of ARCP common stock that the stockholder held immediately prior to the merger. As a result of the merger, each ARCP stockholder will own shares in a significantly larger company with more assets. However, ARCP will be issuing new shares of ARCP common stock to ARCT IV stockholders in the merger, and ARCP OP Units are being issued in connection with the partnership merger, which ARCP OP Units are redeemable after one year of issuance for shares of ARCP common stock on a one-to-one basis or cash, at the election of ARCP. Therefore, each outstanding share of ARCP common stock immediately prior to the merger will represent a significantly smaller percentage of the aggregate number of shares of ARCP common stock outstanding after the consummation of the merger.
Q:	What do I need to do now?
A:	After you have carefully read this proxy statement/prospectus, please respond by completing, signing and dating your proxy card or voting instruction card and returning it in the enclosed preaddressed postage-paid envelope or, if available, by authorizing your proxy by one of the other methods specified in your proxy card or voting instruction card as promptly as possible so that your shares of ARCT IV common stock will be represented and voted at ARCT IV’s special meeting.

Please refer to your proxy card or voting instruction card forwarded by your broker or other nominee to see which voting options are available to you.

The method by which you authorize a proxy will in no way limit your right to vote at ARCT IV’s special meeting if you later decide to attend the meeting in person. However, if your shares of ARCT IV common stock are held in the name of a broker or other nominee, you must obtain a legal proxy, executed in your favor, from your broker or other nominee, to be able to vote in person at ARCT IV’s special meeting.

Q:	How will my proxy be voted?
A:	All shares of ARCT IV common stock entitled to vote and represented by properly completed proxies received prior to ARCT IV’s special meeting, and not revoked, will be voted at ARCT IV’s special meeting as instructed on the proxies. If you properly sign, date and return a proxy card, but do not indicate how your shares of ARCT IV common stock should be voted on a matter, the shares of ARCT IV common stock represented by your properly executed proxy will be voted as the ARCT IV Board (with Messrs. Schorsch and Weil abstaining) recommends and therefore FOR the proposal to approve the merger and the other transactions contemplated by the merger agreement, and FOR the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement.
Q:	Can I revoke my proxy or change my vote after I have delivered my proxy?
A:	Yes. You may revoke your proxy or change your vote at any time before your proxy is voted at ARCT IV’s special meeting. If you are a holder of record, you can do this in any of the three following ways:

•	by sending a written notice to the Secretary of ARCT IV at the address set forth below, in time to be received before ARCT IV’s special meeting, stating that you would like to revoke your proxy;
•	by completing, signing and dating another proxy card and returning it by mail in time to be received before ARCT IV’s special meeting, or by authorizing a later dated proxy by the Internet or telephone in which case your later-authorized proxy will be recorded and your earlier proxy revoked; or
•	by attending the ARCT IV special meeting and voting in person. Simply attending ARCT IV’s special meeting without voting will not revoke your proxy or change your vote.

If your shares of ARCT IV common stock are held in an account at a broker or other nominee and you desire to change your vote or vote in person, you should contact your broker or other nominee for instructions on how to do so.

Q:	What should I do if I receive more than one set of voting materials for ARCT IV’s special meeting?
A:	You may receive more than one set of voting materials for ARCT IV’s special meeting, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares of ARCT IV common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares of ARCT IV common stock. If you are a holder of record and your shares of ARCT IV common stock are registered in more than one name, you may receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive or, if available, please authorize your proxy by telephone or over the Internet.

Q:	Who can answer my questions?
A:	If you have any questions about the merger or how to authorize your proxy, or need additional copies of this proxy statement/prospectus, the enclosed proxy card or voting instructions, you should contact:

If you are an ARCT IV stockholder:
American Realty Capital Trust IV, Inc.
Attention: Secretary
405 Park Avenue, 15th Floor
New York, New York 10022
(212) 415-6500
www.arct-4.com
or
American National Stock Transfer, LLC
405 Park Avenue, Concourse Level
New York, New York 10022
Phone: (212) 415-6500
Facsimile: (646)-861-7793

You can also contact the proxy solicitors hired by ARCT IV as follows:

Boston Financial Data Services, Inc. 30 Dan Road Canton, Massachusetts 02021 For Questions, ARCP Stockholders May Call: (855) 800-9421 For Questions, Brokers and Banks May Also Call: (855) 800-9421	American National Stock Transfer, LLC 405 Park Avenue, Concourse Level New York, New York 10022 For Questions, ARCT IV Stockholders May Call: (877) 373-2522

If you would like to obtain information relating to the value of ARCP common stock and Series F Preferred Stock to be issued on a per share basis as of the latest practicable date, you may call ANST at: (877) 373-2522.

To Vote Toll Free, ARCT IV Stockholders May Call: (866) 977-7699

SUMMARY

The following summary highlights some of the information contained in this proxy statement/prospectus. This summary may not contain all of the information that is important to you. For a more complete description of the merger agreement, the merger and the other transactions contemplated thereby, ARCP and ARCT IV encourage you to read carefully this entire proxy statement/prospectus, including the attached Annexes. Unless stated otherwise, information presented in this proxy statement/prospectus does not assume the consummation of ARCP’s pending merger with CapLease, Inc. ARCP and ARCT IV encourage you to read the information incorporated by reference into this proxy statement/prospectus, which includes important business and financial information about ARCP and ARCT IV that has been filed with the Securities and Exchange Commission, which we refer to as the SEC. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information; Incorporation by Reference.”

The Companies

American Realty Capital Properties, Inc.

ARCP is a Maryland corporation incorporated in December 2010 that qualifies as a REIT for U.S. federal income tax purposes commencing with its initial taxable year ended December 31, 2011. In July 2011, ARCP commenced an initial public offering on a “reasonable best efforts” basis, which closed on September 6, 2011. ARCP common stock began trading on The NASDAQ Capital Market under the symbol “ARCP” on September 7, 2011. On February 28, 2013, ARCP common stock was transferred to The NASDAQ Global Select Market, or the NASDAQ.

ARCP acquires, owns and operates single-tenant, freestanding commercial real estate properties. ARCP has acquired properties with a combination of long-term and medium-term leases and intends to continue to acquire properties with approximately 70% long-term leases and 30% medium-term leases, with an average remaining lease term of 10 to 12 years. ARCP considers properties that are leased on a “medium-term” basis to mean properties originally leased long-term (ten years or longer) that currently have a primary remaining lease duration of generally three to eight years, on average. ARCP expects this investment strategy to develop growth potential from below market leases. Additionally, ARCP owns a portfolio that uniquely combines a portfolio of properties with stable income from high credit quality tenants, with properties that have substantial growth opportunities.

Substantially all of ARCP’s business is conducted through its operating partnership, the ARCP OP, of which ARCP is the sole general partner.

As of June 30, 2013, (excluding one vacant property classified as held for sale) ARCP owned 1,181 properties consisting of 19.4 million square feet, 100% leased with a weighted average remaining lease term of 9.9 years. In constructing its portfolio, ARCP is committed to diversification (industry, tenant and geography). As of June 30, 2013, rental revenues derived from investment grade tenants and tenants affiliated with investment grade entities as determined by a major rating agency approximated 69% (the rating of each parent company has been attributed to its wholly owned subsidiary for purposes of this disclosure). ARCP’s strategy encompasses receiving the majority of its revenue from investment grade tenants as ARCP further acquires properties and enters into (or assumes) medium-term lease and long-term lease arrangements.

In connection with the merger, the ARCT IV Advisor will sell to the ARCP OP certain furniture, fixtures, equipment and other assets used by the ARCT IV Advisor in connection with managing the property level business and operations of ARCT IV and the ARCT IV OP, as described under “Related Agreements” on page 4.

ARCP uses Funds From Operations, Core Funds From Operations and Adjusted Funds From Operations, which are non-GAAP financial measures, to provide information that we consider to be useful to evaluate the performance of a REIT. See page F-16 for a narrative discussion of these measures.

ARCP’s principal executive offices are located at 405 Park Avenue, 15th Floor, New York, New York 10022, and its telephone number is (212) 415-6500.

Merger Sub is a Delaware limited liability company and a direct wholly owned subsidiary of the ARCP OP that was formed for the purpose of entering into the merger agreement.

Additional information about ARCP and its subsidiaries is included in documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information; Incorporation by Reference” on page 180.

American Realty Capital Trust IV, Inc.

ARCT IV is a Maryland corporation incorporated in February 2012 that qualifies as a REIT for U.S. federal income tax purposes commencing with its initial taxable year ended December 31, 2012. ARCT IV is a non-traded REIT. ARCT IV was formed to acquire a diversified portfolio of commercial real estate, which consists primarily of freestanding single tenant properties net leased to investment grade and other credit worthy tenants. In June 2012, ARCT IV commenced an initial public offering on a “reasonable best efforts” basis to sell up to 60.0 million shares of common stock, excluding 10.0 million shares issuable pursuant to a distribution reinvestment plan, offered at a price of $25.00 per share, subject to certain volume and other discounts, which we refer to as the ARCT IV IPO. In September 2012, ARCT IV commenced real estate operations. As of September 19, 2013, ARCT IV had issued 70,214,967 million shares of ARCT IV common stock in connection with the ARCT IV IPO and had issued 885,216 million shares of ARCT IV common stock under its distribution reinvestment plan. As of September 19, 2013, ARCT IV had 71,107,650 shares of common stock outstanding, including unvested restricted shares and shares issued pursuant to ARCT IV’s distribution reinvestment plan.

Substantially all of ARCT IV’s business is conducted through the ARCT IV OP, of which ARCT IV is the sole general partner.

As of June 30, 2013, ARCT IV owned 585 properties comprised of 5.9 million square feet, which were 100% leased with a weighted average remaining lease term of 11.7 years. In constructing the portfolio, ARCT IV has been committed to diversification by industry, tenant and geography.

ARCT IV’s principal executive offices are located at 405 Park Avenue, 15th Floor, New York, New York 10022, and its telephone number is (212) 415-6500.

ARCT IV and ARCP each were sponsored directly by ARC. The ARCT IV Advisor is a Delaware limited liability company indirectly wholly owned by ARC. ARC Properties Advisors, LLC, which we refer to as the ARCP Manager, is a Delaware limited liability company wholly owned by ARC and is ARCP’s external manager. ARC and its affiliates, including the ARCT IV Advisor and ARCP Manager, provide investment, management and advisory services, as well as certain acquisition and debt capital services to ARCT IV and ARCP, as applicable. ARCT IV and ARCP pay management fees and certain other fees to, and reimburse certain expenses of, the ARCT IV Advisor and ARCP Manager, respectively. Affiliates of ARC also provide similar services for American Realty Capital New York Recovery REIT, Inc., Phillips Edison — ARC Shopping Center REIT Inc., American Realty Capital — Retail Centers of America, Inc., American Realty Capital Healthcare Trust, Inc., American Realty Capital Daily Net Asset Value Trust, Inc., ARC Realty Financial Trust, Inc., American Realty Capital Global Trust, Inc., American Realty Capital Healthcare Trust II, Inc., American Realty Capital Trust V, Inc., Phillips Edison — ARC Grocery Center REIT II, Inc. and American Realty Capital Hospitality Trust, Inc. Certain of these ARC-sponsored REITs have investment strategies substantially similar to those of ARCT IV, ARCP and the combined company.

The Combined Company

ARCT IV’s and ARCP’s properties consist primarily of freestanding single-tenant commercial properties net leased to investment grade (as determined by major credit rating agencies) and other creditworthy tenants that are diversified by tenant, industry and geography. Each of ARCP and ARCT IV monitors the credit quality of its overall portfolio, including its non-investment grade tenants, to assess the near- and long-term likelihood that such tenants will meet their rental payment obligations. Prior to the approval of any property acquisition by the board of directors of ARCP or ARCT IV, the credit quality of the tenants of such property is assessed and discussed. After each acquisition, for investment grade rated, rated but not investment grade and larger non-rated tenants, which comprise the majority of each company’s tenant base, each company utilizes Moody’s CreditEdge, which monitors the credit of publicly traded companies, and Moody’s RisCalc, through which implied ratings and estimated default frequencies for private companies may be developed. ARCP and ARCT IV each reviews the credit quality of their respective portfolios on an ongoing, monthly basis based on available information. Each company analyzes the ability of tenants to meet current rent obligations and the likelihood that such ability will continue through the end of the lease term. In addition, each company receives from selected tenants monthly store financial information, which allows it to monitor the operations of specific locations for rent coverage. Both ARCP’s and ARCT IV’s portfolios of real estate investment properties (excluding one vacant property held by ARCP) were 100% leased as of June 30, 2013. ARCT IV’s portfolio focuses on entering into (or assuming) long-term lease arrangements and targets assets at or below replacement cost, while ARCP focuses on entering into (or assuming) both medium-term leases and long-term leases and purchasing properties both at or below replacement cost and properties with vintage in-place rents at valuations significantly below replacement cost. As of June 30, 2013, ARCT IV owned 585 properties consisting of 5.9 million square feet, which were 100% leased with a weighted average remaining lease term of 11.7 years. As of June 30, 2013, rental revenues derived by ARCT IV from investment grade tenants and tenants affiliated with investment grade entities as determined by a major rating agency approximated 40% (the rating of each parent company has been attributed to its wholly owned subsidiary for purposes of this disclosure). As of June 30, 2013, excluding one vacant property classified as held for sale, ARCP owned 1,181 properties consisting of 19.4 million square feet, which were 100% leased with a weighted average remaining lease term of 9.9 years. As of June 30, 2013, rental revenues derived by ARCP from investment grade tenants and tenants affiliated with investment grade entities as determined by a major rating agency approximated 69% (the rating of each parent company has been attributed to its wholly owned subsidiary for purposes of this disclosure). The surviving entity in the merger will own a larger and more diversified portfolio that uniquely combines ARCT IV’s portfolio of properties with stable income from high credit quality tenants, with ARCP’s portfolio, which has properties with stable income from high credit quality tenants and properties with substantial growth opportunities. The long-term business plan for the combined company contemplates the combined portfolio consisting of approximately 70% long-term leases and 30% medium-term leases, with an average remaining lease term of 10 to 12 years. The combined portfolio is additionally expected to develop growth potential from below market leases.

The Merger, the Partnership Merger and the Merger Agreement

Subject to the terms and conditions of the merger agreement, at the effective time of the merger, ARCT IV will merge with and into Merger Sub, with Merger Sub surviving the merger as a direct wholly owned subsidiary of the ARCP OP, which we refer to as the merger. In addition, the merger agreement provides for the merger of the ARCT IV OP with and into the ARCP OP with the ARCP OP being the surviving entity, which we refer to as the partnership merger. Unless the context suggests otherwise, “mergers” refers to the merger of ARCP and ARCT IV and the partnership merger.

In the merger, each share of ARCT IV common stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive per share, (1) $9.00 in cash; (2) 0.5190 of a share, or the Common Exchange Ratio, of ARCP common stock; and (3) 0.5937 of a share, or the Preferred Exchange Ratio, of Series F Preferred Stock.

In connection with the partnership merger, each outstanding unit of equity ownership of the ARCT IV OP, which we refer to as ARCT IV OP Units, other than ARCT IV OP Units held by the ARCT IV Special Limited Partner and the ARCT IV Advisor, will be converted into the right to receive (i) $9.00 in cash, (ii) a number of units of equity ownership in the ARCP OP, which we refer to as ARCP OP Units, equal to the Common Exchange Ratio and (iii) a number of validly issued preferred units designated by the ARCP OP as Series F Preferred Units equal to the Preferred Exchange Ratio. Such ARCP OP Units and Series F Preferred Units are redeemable after one year of issuance for shares of ARCP common stock on a one-to-one basis or cash, and Series F Preferred Stock on a one-to-one basis or cash, respectively, in each case, at the election of ARCP, as provided in the limited partnership agreement of the ARCP OP, as amended. See “The Merger Agreement — Consideration to be Received in the Merger” beginning on page 147.

Based on the closing price ARCP’s common stock on October 4, 2013 of $12.70, the aggregate value of the merger consideration to be received by ARCT IV stockholders is expected to be approximately $2.2 billion, based on the number of shares of outstanding ARCT IV common stock on September 19, 2013. The market value of the merger consideration ultimately received by ARCT IV stockholders will depend on the closing price of ARCP common stock on the day that the merger is consummated. See “Risk Factors — Risk Factors Relating to the Merger” beginning on page 24.

A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus and is incorporated herein by reference, and copies of the amendments to the merger agreement are attached as Annex D and Annex E to this proxy statement/prospectus and incorporated herein by reference. ARCP and ARCT IV encourage you to carefully read the merger agreement in its entirety because it is the principal document governing the merger.

Related Agreements

Concurrently with the execution of the merger agreement on July 1, 2013, ARCP, in its capacity as the general partner of the ARCP OP, entered into an Asset Purchase and Sale Agreement, which we refer to as the Asset Purchase Agreement, with the ARCT IV Advisor. Pursuant to the Asset Purchase Agreement, concurrently with the closing of the mergers, the ARCT IV Advisor will sell to the ARCP OP certain furniture, fixtures, equipment and other assets used by the ARCT IV Advisor in connection with managing the property-level business and operations of ARCT IV and the ARCT IV OP, at the cost of such assets, for an aggregate purchase price of $5.8 million, which includes reimbursement of certain costs and expenses incurred by the ARCT IV Advisor.

In connection with the execution of the merger agreement on July 1, 2013, ARCT IV entered into a side letter agreement, which we refer to as the ARCT IV side letter, with the ARCT IV OP, the ARCT IV Advisor, the ARCT IV Special Limited Partner, American Realty Capital Properties IV, LLC, or the ARCT IV Property Manager, ARCP, the ARCP OP and Merger Sub. In the ARCT IV side letter, the parties agreed or acknowledged, as applicable, the following with respect to the ARCT IV Advisory Agreement, the ARCT IV OP Agreement, and the Property Management and Leasing Agreement, dated as of June 8, 2012, by and among ARCT IV, the ARCT IV OP and the ARCT IV Property Manager, which we refer to as the ARCT IV Property Management Agreement:

•	The ARCT IV Advisor agreed to waive its right to receive a portion of its “Real Estate Commission” (as defined in the ARCT IV Advisory Agreement) in connection with the mergers and receive a reduced Real Estate Commission equal to $8.4 million.
•	ARCT IV, the ARCT IV OP and the ARCT IV Special Limited Partner acknowledged and agreed that the mergers constitute an “Investment Liquidity Event” (as defined in the ARCT IV OP Agreement), upon which the ARCT IV Special Limited Partner’s right to receive certain subordinated distributions of net sales proceeds is accelerated and the ARCT IV Special Limited Partner elected to contribute its interest in the ARCT IV OP to the ARCT IV OP in exchange for ARCT IV OP Units.
•	ARCT IV, the ARCT IV OP and the ARCT IV Advisor acknowledged and agreed that, provided certain hurdles are met at or prior to the closing date of the mergers, which is expected, at such time the subordinated participation in the ARCT IV OP held by the ARCT IV Advisor in the form of Class B Units, which we refer to as ARCT IV Class B Units, will no longer be subject to forfeiture. Pursuant to the ARCT IV OP Agreement, ARCT IV Class B Units no longer subject to forfeiture are convertible automatically into ARCT IV OP Units at such time as the ARCT IV Advisor’s capital account with respect to a ARCT IV Class B Unit is equal to the average capital account balance attributable to an outstanding ARCT IV OP Unit (as determined on a unit-by-unit basis). The ARCT IV Advisor elected, and ARCT IV and the ARCT IV OP acknowledged and agreed to allow the ARCT IV Advisor, to take such action as is allowed under the ARCT IV OP Agreement to cause an adjustment to the ARCT IV Advisor’s capital account with respect to its Class B Units and allow it to convert the maximum number of ARCT IV Class B Units into ARCT IV OP Units in connection with the consummation of the mergers.
•	Upon consummation of the mergers, each outstanding ARCT IV OP Unit held by the ARCT IV Special Limited Partner and the ARCT IV Advisor will be converted automatically into a number of ARCP OP Units equal to the “Exchange Ratio” (as defined in the ARCT IV side letter) and each unconverted ARCT IV Class B Unit will be converted automatically into a number of Class B Units in the ARCP OP equal to the Exchange Ratio. Each of ARCT IV and the ARCT IV Advisor has agreed that such ARCP OP Units it receives are subject to a minimum two-year holding period prior to being exchangeable into ARCP common stock. The parties have agreed that such ARCP OP Units may be exchanged or converted for ARCP common stock or cash upon consummation of the mergers, or, if not exchanged or conveited at that time, the ARCT IV Special Limited Partner shall have the option to cause ARCP to acquire such ARCP OP Units for cash at any time during a 24 month period commencing on the date immediately after the date that is the two year anniversary of the date on which the ARCT IV Special Limited Partner was issued its interest in the ARCP OP (including the period it held its interest in the ARCT IV OP) for an amount equal to the “cash amount” (as defined in the ARCP OP Agreement) per ARCP OP Unit.
•	The parties agreed that the ARCT IV Advisory Agreement will be extended for a 60 day period following the closing date of the mergers.
•	The parties agreed that the ARCT IV Property Management Agreement will be extended for a 60 day period following the closing date of the mergers.

The preceding summary of the ARCT IV side letter is subject to, and qualified in its entirety by reference to, the full text of the ARCT IV side letter. A copy of the ARCT IV side letter is attached as Annex B to this proxy statement/prospectus.

Recommendation of the ARCT IV Board

The ARCT IV Board has unanimously (with Messrs. Schorsch and Weil abstaining) (i) determined that the merger agreement, the merger and the other transactions contemplated thereby are advisable, fair to, and in the best interests of ARCT IV and its stockholders, and (ii) approved the merger agreement, the merger and the other transactions contemplated thereby. Nicholas S. Schorsch, the chief executive officer and chairman of ARCT IV and ARCP, and Edward M. Weil, Jr., a director and officer of ARCT IV and ARCP, each abstained from the vote on the merger agreement, the merger and the other transactions contemplated by the merger agreement.

The ARCT IV Board unanimously (with Messrs. Schorsch and Weil abstaining) recommends that ARCT IV stockholders vote FOR the proposal to approve the merger and the other transactions contemplated by the merger agreement, and FOR the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement.

Summary of Risk Factors Related to the Merger

You should consider carefully all the risk factors together with all of the other information included in this proxy statement/prospectus before deciding how to vote. The risks related to the merger and the related transactions are described under the caption “Risk Factors — Risk Factors Relating to the Merger” beginning on page 24.

•	The exchange ratios are fixed and will not be adjusted in the event of any change in either ARCP’s or ARCT IV’s stock price.
•	The merger and related transactions are subject to approval by stockholders of ARCT IV.
•	ARCP and ARCT IV stockholders will be diluted by the merger. Following the issuance of shares of ARCP common stock to ARCT IV stockholders pursuant to the merger agreement, based on the closing price of ARCP common stock on October 4, 2013 of $12.70, ARCP stockholders and the former ARCT IV stockholders are expected to hold approximately 83% and 17%, respectively, of the combined company’s common stock outstanding immediately after the merger. In addition, as of ARCT IV’s record date, approximately 630,692 ARCP OP Units were issuable in connection with the partnership merger. Such ARCP OP Units are redeemable after one year of issuance for shares of ARCP common stock on a one-to-one basis or cash, at the election of ARCP.
•	If the merger does not occur, one of the companies may incur payment obligations to the other.

•	Failure to complete the merger could negatively impact the stock price of ARCP and the future business and financial results of both ARCP and ARCT IV.
•	The pendency of the merger could adversely affect the business and operations of ARCP and ARCT IV.
•	Some of the directors and executive officers of ARCT IV have interests in seeing the merger completed that are different from, or in addition to, those of the other ARCT IV stockholders.
•	The merger agreement contains provisions that grant the ARCT IV Board a general ability to terminate the merger agreement based on the exercise of the directors’ duties.
•	If the merger is not consummated by March 31, 2014 (unless extended by either party), either ARCP or ARCT IV may terminate the merger agreement.

Stockholders Entitled to Vote; Vote Required

ARCT IV

ARCT IV stockholders who owned shares of ARCT IV common stock at the close of business on September 19, 2013, which is referred to as ARCT IV’s record date, are entitled to notice of, and to vote at, ARCT IV’s special meeting except for those not entitled to vote on the merger pursuant to ARCT IV’s charter. On ARCT IV’s record date, there were 71,107,650 shares of ARCT IV common stock outstanding, of which 71,090,761 shares were entitled to vote at ARCT IV’s special meeting, held by approximately 32,132 holders of record. ARCT IV’s charter provides that, with respect to shares of ARCT IV common stock owned by the ARCT IV Advisor, any director of ARCT IV or any of their respective affiliates, neither the ARCT IV Advisor, the directors of ARCT IV nor their affiliates may vote on matters submitted to the ARCT IV stockholders regarding any transaction between ARCT IV and any of them.

At ARCT IV’s special meeting, the presence in person or by proxy of stockholders entitled to cast at least 50% of all the votes entitled to be cast at such meeting shall constitute a quorum. Abstentions will be counted in determining whether a quorum is present at ARCT IV’s special meeting.

Approval of the proposal to approve the merger and the other transactions contemplated by the merger agreement requires the affirmative vote of the holders of at least a majority of the outstanding shares of ARCT IV common stock entitled to vote on such proposal. The approval of the proposal to adjourn ARCT IV’s special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement requires the affirmative vote of a majority of the votes cast on such proposal.

See “The ARCT IV Special Meeting—Absentions” beginning on page 83 for a description of the effect of abstentions with respect to the above proposals.

Your vote is very important. You are encouraged to authorize your proxy as promptly as possible. If you do not indicate how your shares of ARCT IV common stock should be voted on a matter, the shares of ARCT IV common stock represented by your properly executed proxy will be voted as the ARCT IV Board (with Messrs. Schorsch and Weil abstaining) recommends and therefore FOR the proposal to approve the merger and the other transactions contemplated by the merger agreement, and FOR the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement. If you do not provide voting instructions to your broker or other nominee, your shares of ARCT IV common stock will NOT be voted at the meeting and will be considered broker non-votes.

Opinion of ARCT IV’s Financial Advisor

In connection with the transaction, Merrill Lynch, Pierce, Fenner & Smith Incorporated, which we refer to as BofA Merrill Lynch, ARCT IV’s financial advisor, delivered to the ARCT IV Board a written opinion, dated October 6, 2013, as to the fairness, from a financial point of view and as of the date of the opinion, of the modified consideration to be received by holders of ARCT IV common stock (other than ARCP and its affiliates). The full text of the written opinion, dated October 6, 2013, of BofA Merrill Lynch, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex C to this proxy statement/prospectus and is incorporated by reference herein in its entirety. BofA Merrill Lynch provided its opinion to the ARCT IV Board for the benefit and use of the ARCT IV Board (in its capacity as such) in connection with and for purposes of its evaluation of the modified merger consideration from a financial point of view. BofA Merrill Lynch’s opinion does not address any other aspect of the transaction and no opinion or view was expressed as to the relative merits of the transaction in comparison to other strategies or transactions that might be available to ARCT IV or in which ARCT IV might engage or as to the underlying business decision of ARCT IV to proceed with or effect the transaction. BofA Merrill Lynch’s opinion does not address any other aspect of the transaction and does not constitute a recommendation to any stockholder as to how to vote or act in connection with the proposed mergers or any related matter. In addition, BofA Merrill Lynch’s opinion does not address the relative fairness of the modified merger consideration as compared to the consideration that would have been payable pursuant to the merger agreement entered into on July 1, 2013.

See “The Merger — Opinion of ARCT IV’s Financial Advisor” beginning on page 105.

Treatment of Restricted Stock

Treatment of Restricted Stock.  Pursuant to and as further described in the merger agreement, each share of ARCT IV restricted stock outstanding as of immediately prior to the effective time of the merger will become fully-vested and will convert into the right to receive the merger consideration.

See “The Merger Agreement — Consideration to be Received in the Merger — Merger Consideration” beginning on page 148.

Share Ownership of Directors and Executive Officers of ARCT IV

At the close of business on September 19, 2013, the directors and executive officers of ARCT IV and their affiliates held 16,889 shares of ARCT IV common stock (excluding certain shares that, according to ARCT IV’s charter, may not be voted in the merger), collectively representing less than 0.1% of the shares of ARCT IV common stock outstanding and entitled to vote on that date. On September 19, 2013, ARCT IV’s record date, there were 71,107,650 shares of ARCT IV common stock outstanding, of which 71,090,761 shares were entitled to vote at ARCT IV’s special meeting, held by approximately 32,132 holders of record.

Certain Fees and Expense Reimbursements Payable in Connection with the Merger

As of the date of this filing, the following fees and expense reimbursements are payable in connection with the merger:

Entity	Description	Amount
ARC Properties Operating Partnership, L.P.	Sale of certain furniture, fixtures, equipment and other assets and reimbursement of certain costs, pursuant to the Asset Purchase and Sale Agreement, the parties to which are the ARCP OP and the ARCT IV Advisor.	$5,800,000
Realty Capital Securities, LLC, RCS Advisory Services, LLC and American National Stock Transfer, LLC	Retention as non-exclusive advisor and information agent, respectively, to ARCP in connection with the merger pursuant to the ARCP Letter Agreement, the parties to which are ARCP, RCS Advisory Services, RC Securities and ANST.	$640,000
Realty Capital Securities, LLC	Provision of financial advisory and strategic services to ARCP prior to the consummation of the merger pursuant to the ARCP Investment Banking Services Agreement, the parties to which are ARCP and RC Securities.	0.25% of the transaction value of the merger
ARC Advisory Services, LLC and RCS Advisory Services, LLC	Provision of legal support services prior to the date of the merger agreement pursuant to the Legal Services Reimbursement Agreement, the parties to which are ARCT IV, the ARCT IV OP, ARC Advisory Services and RCS Advisory Services.	$500,000
Realty Capital Securities, LLC, RCS Advisory Services, LLC and American National Stock Transfer, LLC	Retention as non-exclusive advisor and information agent, respectively, to ARCT IV in connection with the merger pursuant to the ARCT IV Letter Agreement, the parties to which are ARCT IV, RCS Advisory Services, RC Securities and ANST.	$750,000
ARC Advisory Services, LLC and RCS Advisory Services, LLC	Provision of certain transition services in connection with the merger pursuant to the Transition Services Agreement, the parties to which are ARCT IV, the ARCT IV OP, ARC Advisory Services and RCS Advisory Services.	$2,000,000
Realty Capital Securities, LLC	Provision of financial advisory and strategic services to ARCT IV prior to the consummation of the merger pursuant to the ARCT Investment Banking Services Agreement, the parties to which are ARCT IV and RC Securities.	0.25% of the transaction value of the merger (but no less than $2,500,000)
Boston Financial Data Services, Inc.	Assistance in connection with the solicitation of proxies from ARCT IV stockholders	$150,000

Interests of ARCP’s Directors and Executive Officers in the Merger

ARCP’s directors and executive officers have certain interests in the merger that may be different from, or in addition to, the interests of ARCP stockholders generally. These interests include those discussed below.

In connection with the merger, on June 13, 2013, ARCP entered into a letter agreement, which we refer to as the ARCP Investment Banking Services Agreement, with Realty Capital Securities, LLC, which we refer to as RC Securities, pursuant to which the investment banking and capital markets division of RC Securities agreed to act as financial advisor to ARCP in connection with the merger. In connection with the ARCP Investment Banking Services Agreement and the services provided by RC Securities thereunder, ARCP will pay to RC Securities an amount equal to 0.25% of the sum of the total Transaction Value of the merger and such fee will be payable upon the consummation of the merger. When referring to the “Transaction Value,” we mean the sum of (i) the value of the merger consideration, (ii) the aggregate value of any debt, capital lease and preferred equity security obligations assumed, retired, cancelled or defeased in connection with the merger and (iii) the amount of any fees and expenses paid. ARCP will also reimburse RC Securities for reasonable out-of-pocket expenses arising in connection with the merger. See “The Merger — Interests of ARCP’s Directors and Executive Officers in the Merger — ARCP Investment Banking Services Agreement” on page 117.

In connection with the merger, on July 1, 2013, ARCP entered into a letter agreement, which we refer to as the ARCP letter agreement, with RCS Advisory Services, LLC, which we refer to as RCS Advisory Services, RC Securities, and ANST, to act as non-exclusive advisor and information agent, respectively, to ARCP in connection with the merger and the related proxy solicitation seeking approval of the merger by ARCP’s stockholders and to pay an aggregate amount of $640,000 in consideration for the services provided under the ARCP letter agreement and such fee will be payable upon the consummation of the merger; provided that if the merger is not consummated, ARCP will be responsible for the payment of such fee. See “The Merger — Interests of ARCP’s Directors and Executive Officers in the Merger — ARCP Letter Agreement” on page 116.

On July 1, 2013, ARCP, in its capacity as the general partner of the ARCP OP, entered into the Asset Purchase Agreement with the ARCT IV Advisor. Pursuant to the Asset Purchase Agreement, concurrently with the consummation of the mergers, the ARCT IV Advisor will sell to the ARCP OP certain furniture, fixtures, equipment and other assets used by the ARCT IV Advisor in connection with managing the property-level business and operations of ARCT IV and the ARCT IV OP, at the cost of such assets, for an aggregate purchase price of $5.8 million, which includes reimbursement of certain costs and expenses incurred by the ARCT IV Advisor. See “The Merger — Interests of ARCP’s Directors and Executive Officers in the Merger — Asset Purchase and Sale Agreement” on page 116.

Interests of ARCT IV’s Directors and Executive Officers in the Merger

In considering the recommendation of the ARCT IV Board (with Messrs. Schorsch and Weil abstaining) to approve the merger and the other transactions contemplated by the merger agreement, ARCT IV stockholders should be aware that ARCT IV’s directors and executive officers have certain interests in the merger that may be different from, or in addition to, the interests of ARCT IV stockholders generally. These interests include those discussed below.

On May 17, 2013, ARCT IV entered into a letter agreement, which we refer to as the ARCT IV Investment Banking Services Agreement, with RC Securities, pursuant to which the investment banking and capital markets division of RC Securities agreed to act as financial advisor to ARCT IV in connection with either (i) a possible sale transaction involving ARCT IV, (ii) the possible listing of ARCT IV’s securities and (iii) a possible acquisition involving ARCT IV, which we refer to collectively as ARCT IV strategic alternatives. In connection with the ARCT IV Investment Banking Services Agreement and the services provided by RC Securities thereunder, ARCT IV will pay RC Securities an amount equal to 0.25% of the Transaction Value (as defined in the ARCT IV Investment Banking Services Agreement) of a sale transaction or acquisition and such fee will be payable upon the consummation of such sale transaction or acquisition, provided that such amount shall not be less than $2.5 million in the case of a sale transaction. When referring to the “Transaction Value,” we mean the sum of (i) the value of the merger consideration, (ii) the aggregate value of any debt, capital lease and preferred equity security obligations assumed, retired, cancelled or defeased in connection with the merger and (iii) the amount of any fees and expenses paid. ARCT IV will also reimburse RC Securities for reasonable out-of-pocket expenses arising in connection with the merger. See “The Merger — Interests of ARCT IV’s Directors and Executive Officers in the Merger — ARCT IV Investment Banking Services Agreement” on page 117.

In connection with the merger, on July 1, 2013, ARCT IV entered into a letter agreement, which we refer to as the ARCT IV letter agreement, with RCS Advisory Services, RC Securities, and ANST, to act as non-exclusive advisor and information agent, respectively, to ARCT IV in connection with the merger and the related proxy solicitation seeking approval of the merger by ARCT IV’s stockholders and to pay an aggregate amount of $750,000 in consideration for the services provided under the ARCT IV letter agreement and such fee will be payable upon the consummation of the merger; provided that if the merger is not consummated, ARCT IV will be responsible for the payment of such fee. See “The Merger — Interests of ARCT IV’s Directors and Executive Officers in the Merger — ARCT IV Letter Agreement” on page 118.

In connection with the merger, on July 1, 2013, ARCT IV and the ARCT IV OP entered into a certain legal services reimbursement agreement, which we refer to as the legal services reimbursement agreement, with ARC Advisory Services, LLC, which we refer to as ARC Advisory Services, and RCS Advisory Services, pursuant to which ARCT IV, on its own behalf and, as general partner of the ARCT IV OP, on behalf of the ARCT IV OP, reaffirmed the retention of ARC Advisory Services and RCS Advisory Services for the performance of legal support services in connection with the merger agreement rendered prior to the date of the legal services reimbursement agreement. ARCT IV and the ARCT IV OP will pay to ARC Advisory Services and as RCS Advisory Services an aggregate amount of $500,000 in consideration for the services provided under the legal services reimbursement agreement. See “The Merger — Interests of ARCT IV’s Directors and Executive Officers in the Merger — Legal Services Reimbursement Agreement” on page 118.

In connection with the merger, on July 1, 2013, ARCT IV and the ARCT IV OP entered into a certain transition services agreement, which we refer to as the transition services agreement, with ARC Advisory Services and RCS Advisory Services, pursuant to which each of ARC Advisory Services, RCS Advisory Services and ARCT IV, on its own behalf and, as general partner of the ARCT IV OP, on behalf of the ARCT IV OP, memorialized (i) RCS Advisory Services’ obligation to perform the following services: legal support related to the merger and ongoing legal support, marketing support and event coordination, and (ii) ARC Advisory Services’ obligation to perform the following services: accounting support, acquisition support, investor relations support, public relations support, human resources and administration, general human resources duties, payroll services, benefits services, insurance and risk management, information technology services, telecom and internet services and services relating to office supplies. The transition services agreement does not govern any legal support services rendered in connection with the merger agreement and its related transactions prior to the date of the signing of the merger agreement, which will be governed by the legal services reimbursement agreement. ARCT IV and the ARCT IV OP will pay to ARC Advisory Services and RCS Advisory Services an aggregate fee of $2.0 million in connection with providing the services contemplated by the transition services agreement. See “The Merger — Interests of ARCT IV’s Directors and Executive Officers in the Merger — Transition Services Agreement” on page 119.

Each of RC Securities, ARC Advisory Services and RCS Advisory Services is an entity under common control with ARC. Payments under the letter agreement, the Legal Services Reimbursement Agreement and the Transition Services Agreement represent gross income to the applicable affiliate of ARC, not net income distributable to the equity holders of such affiliate of ARC.

Interest of the ARCT IV Advisor in the Merger

As described under “Questions and Answers – What fees will the ARCT IV Advisor and its affiliates receive in connection with the merger?,” the ARCT IV Special Limited Partner, the direct owner of the ARCT IV Advisor, will be entitled to subordinated distributions from the ARCT IV OP equal to 15% of all distributions of net sales proceeds (as defined in the ARCT IV charter) after return to the ARCT IV stockholders and the ARCT IV OP’s limited partners of net sales proceeds equal to their capital contributions, plus distributions of net sales proceeds and operating income equal to a 6% cumulative, pre-tax, non-compounded return on their capital contributions. The amount of such subordinated distribution is estimated to equal approximately $62.7 million, assuming a value of $30.43 for the nominal consideration to ARCT IV stockholders in the merger (based on the closing price of ARCP common stock of $12.70 per share on October 4, 2013). The amount of such subordinated distributions of net sales proceeds is to be finalized based on the closing price of ARCP common stock on the day immediately prior to the closing of the merger, and will be payable in ARCT IV OP Units that will automatically convert into ARCP OP Units upon consummation of the mergers in accordance with the ARCT IV side letter. The parties have agreed that such ARCP OP Units may be exchanged or converted for ARCP common stock or cash upon consummation of the mergers, or, if not exchanged or conveited at that time, the ARCT IV Special Limited Partner shall have the option to cause ARCP to acquire such ARCP OP Units for cash at any time during a 24 month period commencing on the date immediately after the date that is the two year anniversary of the date on which the ARCT IV Special Limited Partner was issued its interest in the ARCP OP (including the period it held its interest in the ARCT IV OP) for an amount equal to the “cash amount” (as defined in the ARCP OP Agreement) per ARCP OP Unit. Pursuant to the ARCT IV side letter, the ARCT IV Advisor has agreed to waive a portion of the real estate commissions otherwise payable to the ARCT IV Advisor under the ARCT

IV Advisory Agreement. Such real estate commissions could have been as much as $22.7 million, calculated as of July 1, 2013, the date the merger agreement was originally entered into (assuming the maximum fee of 2.0% of the sales price of the properties permitted under ARCT IV’s charter and provided for in the ARCT IV Advisory Agreement was payable). Pursuant to the ARCT IV side letter, the ARCT IV Advisor agreed to receive to a reduced real estate commission of $8.4 million.

Pursuant to the ARCT IV Advisory Agreement and the ARCT IV OP Agreement, the ARCT IV Advisor is entitled to receive ARCT IV Class B Units in connection with its asset management services. Subject to the approval of the ARCT IV Board, within 30 days of the end of each calendar quarter, the ARCT IV OP pays an asset management subordinated participation by issuing to the ARCT IV Advisor a number of ARCT IV Class B Units equal to (i) the product of the “cost of assets” as defined in the ARCT IV OP Agreement multiplied by 0.1875% divided by (ii) the value of one share of ARCT IV common stock. The ARCT IV Advisor will continue to be entitled to such ARCT IV Class B Units for the period prior to the consummation of the mergers.

See “The Merger — Recommendation of the ARCT IV Board and Its Reasons for the Merger” and “The Merger — Interests of ARCT IV’s Directors and Executive Officers in the Merger.”

Interests of Promoters and Certain Other Persons

Certain individuals have interests in ARCP as well as ARCT IV and/or the ARCT IV Advisor. Messrs. Schorsch and Kahane, who are promoters of ARCP and members of the ARCP Board, are also promoters of ARCT IV and directly or indirectly control ARC, which is the parent of the ARCT IV Special Limited Partner, the direct owner of the ARCT IV Advisor. Messrs. Weil, Peter M. Budko, and Brian S. Block are executive officers of each of ARCP and ARCT IV and promoters of ARCT IV. Additionally, Mr. Weil is a member of the ARCT IV Board.

In connection with the merger, the ARCT IV Special Limited Partner will be entitled to receive subordinated distributions of net sales proceeds pursuant to the ARCT IV OP Agreement. Such subordinated distributions of net sales proceeds are estimated to equal approximately $62.7 million, assuming a value of $30.43 for the nominal consideration to ARCT IV stockholders in the merger (based on the closing price of ARCP common stock of $12.70 on October 4, 2013. Such subordination distributions are payable in the form of ARCT IV OP Units. The ARCT IV Special Limited Partner will not receive cash, ARCP OP Units and Series F Preferred Units in respect of such ARCT IV OP Units, as other holders of ARCT IV OP Units will receive in the merger. Instead, such ARCT IV OP Units will automatically convert into approximately 6,112,439 ARCP OP Units. The actual amount of the subordination distributions may be higher or lower than this amount, depending on the price of ARCP common stock at the time of the merger. Pursuant to the merger agreement as entered into on July 1, 2013, ARCT IV stockholders who elected stock consideration would have enjoyed a “floor” by which their stock consideration could not fall below a certain value per share of ARCT IV common stock. The ARCT IV Special Limited Partner intended to waive any portion of the subordinated distributions of net sales proceeds to which it would have been entitled as a result of such floor value of ARCT IV common stock that it would not otherwise be entitled to pursuant to the ARCT IV OP Agreement. In light of the amendment to the merger agreement on October 6, 2013, such waiver is no longer applicable. In addition, the ARCT IV Advisor will be entitled to a real estate commission of $8.4 million and approximately 121,769 Class B Units as of September 19, 2013 in connection with its asset management services to ARCT IV. Additional Class B Units may be issuable subsequent to such date. Pursuant to the ARCT IV side letter, as of the closing date of the Merger, each unconverted ARCT IV Class B Unit will be converted into 2.3961 of, or the Exchange Ratio, ARCP Class B Units.

The tables under “The Merger — Interests of ARCP’s Directors and Executive Officers in the Merger” and “— Interest of the ARCT IV Advisor in the Merger” detail additional fees and reimbursements payable to ARC and its affiliates in connection with the merger.

Potential Conflicts

In addition to the conflicts discussed elsewhere in this proxy statement/prospectus, ARC and its affiliates, as the sponsor, directly or indirectly, of both ARCT IV and ARCP, have certain conflicts in connection with the merger. Such conflicts include the following:

•	Pursuant to the ARCT IV Side Letter, the ARCT IV Advisory Agreement and the ARCT IV Property Management Agreement will be extended for a 60 day period following the closing date of the merger. During such time, each of the ARCT IV Advisor and the ARCT IV Property Manager will continue to receive certain fees pursuant to such agreements. See “ — Related Agreements” beginning on page 4.
•	All of ARCT IV’s officers are officers of ARCP. Nicholas S. Schorsch, the chief executive officer and chairman of ARCT IV and ARCP, and Edward M. Weil, Jr., an officer and director of ARCP and ARCT IV, each abstained from the vote on the merger agreement, the merger and the other transactions contemplated by the merger agreement and the merger was unanimously approved by the ARCT IV independent directors. The ARCP Board following the merger will consist of directors who serve on the board of directors of certain other REITs and business development companies sponsored by ARC, including Business Development Corporation of America, Inc., American Realty Capital New York Recovery REIT, Inc., Phillips Edison — ARC Shopping Center REIT Inc., American Realty Capital — Retail Centers of America, Inc., American Realty Capital Healthcare Trust, Inc., American Realty Capital Daily Net Asset Value Trust, Inc., American Realty Capital Global Trust, Inc., ARC Realty Financial Trust, Inc., American Realty Capital Healthcare Trust II, Inc., American Realty Capital Trust V, Inc. Phillips Edison — ARC Grocery Center REIT II, Inc. and American Realty Capital Hospitality Trust, Inc.
•	ARCT IV’s independent directors have served or currently serve as independent directors on the board of directors of certain other REITs and business development companies sponsored by ARC. William G. Stanley, who was appointed as the lead independent director of ARCT IV in January 2013, has served as an independent director of American Realty Capital New York Recovery REIT, Inc. since October 2009 and American Realty Capital — Retail Centers of America, Inc. since February 2011. Mr. Stanley also has served as an independent director of Business Development Corporation of America, Inc. since 2001 and American Realty Capital Trust, Inc. from January 2008 until American Realty Capital Trust, Inc. closed its merger with Realty Income Corporation in January 2013. Abby M. Wenzel was appointed as an independent director of ARCT IV in May 2012. Ms. Wenzel has also served as an independent director of American Realty Capital Global Trust, Inc. since March 2012 and was appointed as an independent director of American Realty Capital Hospitality Trust, Inc. in September 2013. Elizabeth K. Tuppeny was appointed as an independent director of ARCT IV in May 2012. Ms. Tuppeny has served as an independent director of ARC Realty Financial Trust, Inc. and American Realty Capital Healthcare Trust II, Inc. since January 2013.
•	After the merger, ARC and its affiliates will continue to manage Business Development Corporation of America, Inc., American Realty Capital New York Recovery REIT, Inc., Phillips Edison — ARC Shopping Center REIT Inc., American Realty Capital — Retail Centers of America, Inc., American Realty Capital Healthcare Trust, Inc., American Realty Capital Daily Net Asset Value Trust, Inc., American Realty Capital Global Trust, Inc., ARC Realty Financial Trust, Inc., American Realty Capital Healthcare Trust II, Inc., American Realty Capital Trust V, Inc. Phillips Edison — ARC Grocery Center REIT II, Inc. and American Realty Capital Hospitality Trust, Inc. Certain of these ARC-sponsored REITs have investment objectives substantially similar to those of the combined company and will receive fees for those services. Those entities may compete with the combined company for investment, tenant and financing opportunities.
•	Proskauer Rose LLP has acted as legal counsel to each of ARCT IV and ARCP since inception and also represents the ARCT IV Advisor and the ARCP Manager, as well as ARC, the ARC-sponsored REITs and their respective affiliates.

Listing of Shares of ARCP Common Stock

Approval of the listing on the NASDAQ of the shares of ARCP common stock to be issued to ARCT IV stockholders pursuant to the merger agreement, subject to official notice of issuance, is a condition to each party’s obligation to complete the merger. ARCP has agreed to use its reasonable best efforts to cause the shares of ARCP common stock to be issued to ARCT IV stockholders pursuant to the merger agreement to be approved for listing on the NASDAQ prior to the effective time of the merger, subject to official notice of issuance.

Listing of Shares of ARCP Series F Cumulative Redeemable Preferred Stock

Approval of the listing on the NASDAQ of the shares of Series F Preferred Stock to be issued to ARCT IV stockholders pursuant to the merger agreement, subject to official notice of issuance, is a condition to each party’s obligation to complete the merger. ARCP has agreed to use its reasonable best efforts to cause the shares of Series F Preferred Stock to be issued to ARCT IV stockholders pursuant to the merger agreement to be approved for listing on the NASDAQ prior to the effective time of the merger, subject to official notice of issuance. If the merger is completed, shares of ARCT IV common stock will be deregistered under the Exchange Act.

No Stockholder Appraisal Rights in the Merger

ARCT IV stockholders are not entitled to exercise appraisal rights in connection with the merger. See “No Appraisal Rights” beginning on page 166.

Conditions to Completion of the Merger

A number of conditions must be satisfied or waived, where legally permissible, before the merger can be consummated. These include, among others:

•	the approval by ARCT IV’s stockholders of the merger and the other transactions contemplated by the merger agreement;
•	the absence of injunction or law prohibiting the merger;
•	the effectiveness of this registration statement, of which this proxy statement/prospectus is a part;
•	the approval for listing on the NASDAQ of the shares of ARCP common stock and Series F Preferred Stock to be issued to ARCT IV stockholders pursuant to the merger agreement, subject to official notice of issuance;
•	the accuracy of all representations and warranties made by the parties in the merger agreement and performance by the parties of their obligations under the merger agreement (subject in each case to certain materiality standards);
•	the absence of any material adverse effect being experienced by any party;
•	the receipt of a legal opinion from ARCP’s and ARCT IV’s respective legal counsel regarding such party’s qualification as a REIT;
•	the receipt by the ARCP OP of an affidavit of non-foreign status from ARCT IV that complies with the Treasury Regulations under Section 1445 of the Code and the use of commercially reasonable efforts by the ARCT IV OP and the ARCP OP to obtain similar affidavits from each of their partners;
•	the approval by ARCP’s board, effective at or prior to the effective time of the merger of an annual distribution at a rate of at least $0.94 per share of common stock of ARCP; and
•	the credit agreement, dated as of February 14, 2013, by and among the ARCP OP (as successor to American Realty Capital Operating Partnership III, L.P.), ARCP (as successor to American Realty Capital Trust III, Inc.) Wells Fargo Bank, National Association, RBS Citizens, N.A. and Regions Bank, Capital One, N.A. and JPMorgan Chase Bank, N.A. and the other lenders party thereto, shall be in full force and effect and no event has occurred that would constitute a violation, breach or default under such credit agreement.

Neither ARCP nor ARCT IV can give any assurance as to when or if all of the conditions to the consummation of the merger will be satisfied or waived or that the merger will occur.

For more information regarding the conditions to the consummation of the merger and a complete list of such conditions, see “The Merger Agreement — Conditions to Completion of the Mergers” beginning on page 151.

Regulatory Approvals Required for the Merger

The merger may be subject to the regulatory requirements of municipal, state and federal, domestic or foreign, governmental agencies and authorities. Nevertheless, neither ARCP nor ARCT IV is aware of any regulatory approvals that are expected to prevent the consummation of the merger. See “The Merger —  Regulatory Approvals Required for the Merger” beginning on page 125.

No Solicitation and Change in Recommendation

Under the merger agreement, each of ARCT IV and the ARCT IV OP has agreed not to, and to cause their respective subsidiaries not to (and not authorize and use reasonable best efforts to cause its officers, directors, managers and other representatives not to), directly or indirectly, (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiry, discussion, offer or request that constitutes, or could reasonably be expected to lead to, a competing acquisition proposal, (ii) engage in any discussions or negotiations regarding, or furnish to any third party any non-public information in connection with, or knowingly facilitate in any way any effort by, any third party in furtherance of any competing acquisition proposal or inquiry, (iii) approve or recommend a competing acquisition proposal, or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or any other similar agreement providing for or relating to a competing acquisition proposal, or (iv) propose or agree to do any of the foregoing.

However, prior to the approval of the merger and the other transactions contemplated by the merger agreement by ARCT IV stockholders, ARCT IV and the ARCT IV OP may, under certain specified circumstances, engage in discussions or negotiations with and provide non-public information regarding themselves to a third party making an unsolicited, bona fide written competing acquisition proposal. Under the merger agreement, ARCT IV and the ARCT IV OP are required to notify ARCP promptly if they receive any competing acquisition proposal or inquiry or any request for non-public information in connection with a competing acquisition proposal.

Before the approval of the merger and the other transactions contemplated by the merger agreement by ARCT IV stockholders, the ARCT IV Board may, under certain specified circumstances, withdraw its recommendation of the merger if the ARCT IV Board determines in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ duties under applicable law.

For more information regarding the limitations on ARCT IV and its board of directors to consider other proposals, see “The Merger Agreement — Covenants and Agreements — No Solicitation of Transactions by ARCT IV” beginning on page 156.”

Termination Payment: Break-up Fee and Expenses Reimbursement

ARCP and ARCT IV may mutually agree to terminate the merger agreement before completing the merger, even after approval of the ARCP stockholders or approval of ARCT IV stockholders.

In addition, either ARCP or ARCT IV (so long as it is not at fault) may decide to terminate the merger agreement if:

•	the merger is not consummated by March 31, 2014, provided that either party can extend this date by a period of no more than sixty (60) days;
•	there is a final, non-appealable order or injunction prohibiting the merger; or
•	ARCT IV stockholders fail to approve the merger and the other transactions contemplated by the merger agreement.

ARCT IV may also decide to terminate the merger agreement if:

•	ARCP, the ARCP OP or Merger Sub materially breaches the merger agreement and does not cure such breach within a specified period; or
•	ARCT IV or the ARCT IV OP enters into an alternative acquisition agreement with respect to a superior proposal, provided that ARCT IV concurrently pays the termination payment.

ARCP has reciprocal termination rights as ARCT IV as described above.

For more information regarding the rights of ARCP and ARCT IV to terminate the merger agreement, see “The Merger Agreement — Termination of the Merger Agreement” beginning on page 161.

Expenses

Generally, all fees and expenses incurred in connection with the merger and the transactions contemplated by the merger agreement will be paid by the party incurring those expenses. However, each of ARCT IV and ARCP may be obligated to pay the other party an amount equal to $5 million in expense reimbursement in certain circumstances. Additionally, the merger agreement provides for the payment of a break-up fee by ARCT IV in the amount of $10 million in certain circumstances.

For more information regarding the expense reimbursement, see “The Merger Agreement — Termination of the Merger Agreement — Termination Payment: Break-up Fee and Expenses Reimbursement” beginning on page 162.

Material U.S. Federal Income Tax Consequences of the Merger

The receipt of the merger consideration for each share of ARCT IV common stock pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes. Generally for U.S. federal income tax purposes, ARCT IV stockholders will recognize gain or loss as a result of the merger on each share of ARCT IV common stock measured by the difference, if any, between the fair market value of the merger consideration per share and such stockholder’s adjusted tax basis in that share. In addition, under certain circumstances, a portion of the merger consideration may be subject to withholding under applicable tax laws.

For further discussion of the material U.S. federal income tax consequences of the merger, see “Material U.S. Federal Income Tax Consequences — Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 128.

Holders of ARCT IV common stock should consult their tax advisors to determine the tax consequences to them (including the application and effect of any other federal, state, local or non-U.S. income and other tax laws) of the merger.

Accounting Treatment of the Merger

ARCT IV and ARCP are considered to be variable interest entities, or VIEs, under common control in accordance with Generally Accepted Accounting Principles in the U.S., or U.S. GAAP. In making this determination we considered the following:

•	Both entities were formed by ARC and are managed by wholly owned subsidiaries of ARC.
•	ARC, through its affiliates, has the power to direct the day to day operations of both companies through advisory and management agreements. ARCT IV and ARCP share certain resources such as executive management, acquisition support, legal support, office space and information technology support, among other services. The Chairman of the Board of both companies is Nicholas S. Schorsch. Through these advisory and management agreements, ARC, through its affiliates, has significant influence over the initiation and approval of, and executes, substantially all of the entities’ legal activities, including the issuance of private placements of equity securities, entering into financing arrangements, buying and selling assets and mergers with other companies where only cash consideration is paid (as is the case with ARCP’s pending merger with CapLease, Inc., among other activities). In addition, affiliates of ARC have received fees for capital raising activities of both companies as well as strategic advisory services, among other transactional fees. Some of the fee arrangements are based on set contractual amounts such as asset management fees, which are based on a percentage of assets under management or cost of assets, and other fees are based on returns to stockholders and are uncapped in their amounts such as the incentive fees that may be earned in connection with the merger, and quarterly incentive fees which are based on operating results. Due to the significance of such fees compared to total returns to investors, ARC, through its affiliates, is determined to have a significant economic interest in both companies.
•	No individual stockholder can unilaterally terminate the affiliated advisor or management agreements.

U.S. GAAP requires that contractual interest be considered in the evaluation of the significance of variable interests. The variable risks of the entities are credit risks from the tenants rent receivables, interest rate risk from financing activities and operations risks among others. ARC’s affiliates participated significantly in the design of the entities’ structures, including fee structures. The net proceeds of the entities are passed along primarily through distributions to investors and fees to ARC’s affiliates.

Due to ARC’s and its affiliate’s involvement with, and significance in participation in the net proceeds of the companies, ARC is a contractual variable interest holder in both entities. Due to the combination of the significance of the variable interest through contractual arrangements and the ability, through executive management, of ARC’s affiliates to direct activities that significantly affect the economic performance of the companies, both entities qualify ARC as a primary beneficiary of a VIE and therefore common control exists under the U.S. GAAP definition.

In accordance with U.S. GAAP, if a primary beneficiary of a VIE and the VIEs are under common control, the primary beneficiary shall initially measure the assets, liabilities, and non-controlling interests of the VIE at amounts at which they are carried in the accounts of the reporting entity that controls the VIE (or would be carried if the reporting entity issued financial statements prepared in conformity U.S. GAAP, therefore all ARCT IV balances will be carried over from the historical GAAP financial statements without fair value adjustments to allocate the purchase price paid among the assets and liabilities acquired.

Comparison of Rights of ARCP Stockholders and ARCT IV Stockholders

At the effective time of the merger, ARCT IV stockholders will become stockholders of ARCP and, accordingly, their rights will be governed by ARCP’s charter and bylaws and the laws of the State of Maryland. ARCP’s charter and bylaws contain provisions that are different from ARCT IV’s charter and bylaws in a number of ways.

For a summary of certain differences between the rights of ARCP stockholders and ARCT IV stockholders, see “Comparison of Rights of ARCP Stockholders and ARCT IV Stockholders” beginning on page 167.

Recent Developments

During the first six months of 2013 and the full year 2012, ARCP acquired properties with an aggregate purchase price of approximately $1.1 billion and $1.6 billion, respectively. In addition to the transactions contemplated by the merger agreement, ARCP has entered into a separate merger agreement with CapLease, Inc., or CapLease, to acquire all of its outstanding stock for an aggregate purchase price of approximately $2.2 billion. With the CapLease acquisition, ARCP will add a total of 70 properties to its portfolio. The total purchase price for properties already acquired during 2013 and the properties that are under contract to be acquired, excluding the merger with ARCT IV, exceeds $3.0 billion. The total acquired properties for the first two quarters in 2013 consist of 528 single-tenant properties net leased, and all are of property types that ARCP already has in its portfolio. On an aggregate basis, no single tenant of the properties that ARCP has acquired during 2013 will account for more than 10% of ARCP’s assets as of December 31, 2012, which is the date of the last audited balance sheet.

Similarly, ARCT IV has acquired properties with an aggregate purchase price of approximately $1.1 billion during the first six months of 2013 and intends to acquire properties with an aggregate purchase price of approximately $1.1 billion by the end of 2013. These acquisitions consist of 662 single-tenant properties net leased to 169 different tenants, and all are in industries and of property types that ARCT IV already has in its portfolio.

The acquisitions that have not closed yet are subject to various customary conditions to closing, the failure of which could delay the closing of one or more of these proposed acquisitions or result in one or more of these proposed transactions not closing or closing on terms that are different from those currently contemplated. ARCP expects to fund any of these acquisitions that close in the future (including any ARCT IV acquisitions that close after the merger) with cash on hand, borrowings under its revolving credit facility or possible issuances of additional securities. ARCT IV is expected to fund any of its acquisitions that are to close before the merger closes with cash on hand or possible borrowings under its credit facility.

Selected Historical Financial Information of ARCP

Presented below is the selected consolidated financial data of ARCP as of and for the periods indicated. The selected historical consolidated financial data as of December 31, 2012 and 2011 and for the fiscal years ended December 31, 2012 and 2011 and for the period from December 2, 2010 (date of inception) to December 31, 2010 have been derived from ARCP’s historical audited consolidated financial statements, which were adjusted for discontinued operations, which are included in Appendix I to this proxy statement/prospectus.

The historical financial data as of June 30, 2013 and 2012 and for the six-month periods ended June 30, 2013 and 2012 were derived from ARCP’s historical unaudited condensed consolidated financial statements, which are included in Appendix I to this proxy statement/prospectus. In ARCP’s opinion, such unaudited financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the interim June 30, 2013 financial information. Interim results for the six months ended and as of June 30, 2013 are not necessarily indicative of, and are not projections for, the results to be expected for the fiscal year ending December 31, 2013.

You should read this selected historical financial information together with the financial statements included in reports that are included in Appendix I to this proxy statement/prospectus and their accompanying notes and management’s discussion and analysis of operations and financial condition of ARCP contained in such reports.

	Historical as of June 30,		Historical as of December 31,
	2013	2012	2012	2011
	(In thousands)
Total real estate investments, at cost	$2,866,320	$727,702	$1,798,490	$209,326
Total assets	2,916,785	1,125,809	1,965,452	221,578
Mortgage notes payable	269,918	174,720	265,118	35,320
Senior corporate credit facility	600,000	—	—	—
Senior secured revolving credit facility	—	74,893	124,604	42,407
Total liabilities	1,364,573	262,619	417,293	80,790
Total stockholders’ equity	1,432,731	853,415	1,531,694	137,086
Total equity	1,552,212	863,190	1,548,159	140,788

	Historical Results for the Six Months Ended June 30,		Historical Results for the Year Ended December 31,		Historical Results for the Period from December 2, 2010 (Date of Inception) to December 31, 2010
	2013	2012	2012	2011
	(In thousands, except share and per share data)
Total revenues	$85,031	$17,670	$66,793	$3,970	$—
Expenses:
Acquisition related	20,726	12,599	42,761	3,898	—
Merger and other transaction related	142,449	20	2,603	—	—
Property operating	4,869	580	3,484	220	—
General and administrative	2,432	1,207	3,912	553	—
Equity-based compensation	4,330	324	1,180	182	—
Depreciation and amortization	52,829	10,529	40,700	2,111	—
Operating fees to affiliates	—	212	212	—	—
Total operating expenses	227,635	25,291	94,852	6,964	—
Operating income (loss)	(142,604)	(7,621)	(28,059)	(2,994)	—
Other income (expenses):
Interest expense	(17,454)	(4,142)	(11,947)	(960)	—
Unrealized loss on contingent value rights	(31,134)	—
Income from investment securities	218	—	534	—	—
Gain on extinguishment of debt, net	451	—	—	—	—
Loss on derivative instruments	(45)	—	91	—	—
Other income	126	67	426	2	—
Total other expenses	(47,838)	(4,075)	(10,896)	(958)	—
Loss from continuing operations	(190,442)	(11,696)	(38,955)	(3,952)	—
Net loss from continuing operations attributable to non-controlling interests	756	72	255	69	—
Net loss from continuing operations attributable to stockholders	(189,686)	(11,624)	(38,700)	(3,883)	—
Discontinued operations:
Loss from operations of held for sale properties	63	(97)	(145)	(37)	—
Loss on held for sale properties	14	(405)	(600)	(815)	—
Net loss from discontinued operations	77	(502)	(745)	(852)	—
Net loss from discontinued operations attributable to non-controlling interests	(4)	28	46	36	—
Net loss from discontinued operations attributable to stockholders	73	(474)	(699)	(816)	—
Net loss	(190,365)	(12,198)	(39,700)	(4,804)	—
Net loss attributable to non-controlling interests	752	100	301	105	—
Net loss attributable to stockholders	$(189,613)	$(12,098)	$(39,399)	$(4,699)	$—
Other Data:
Net loss per common share from continuing operations attributable to common stockholders – basic and diluted	$(1.20)	$(0.25)	$(0.38)	$(1.04)	NM
Net loss per common share attributable to common stockholders – basic and diluted	$(1.20)	$(0.26)	$(0.39)	$(1.26)	NM
Weighted-average number of common shares outstanding, basic and diluted	157,904,082	45,961,046	102,513,974	3,720,351	19,000

NM: Not meaningful

Selected Historical Financial Information of ARCT IV

The following selected historical financial information for the period from February 14, 2012 (date of inception) to December 31, 2012 and the selected balance sheet data as of December 31, 2012 have been derived from ARCT IV’s audited consolidated financial statements, which are included in Appendix II to this proxy statement/prospectus.

The selected historical financial information for the six-month period ended June 30, 2013 and the period from February 14, 2012 (date of inception) to June 30, 2012, and as of June 30, 2013 has been derived from ARCT IV’s unaudited consolidated financial statements, which are included in Appendix II to this proxy statement/prospectus. The selected historical financial information as of June 30, 2013 has been derived from ARCT IV’s unaudited consolidated financial statements, included in Appendix II to this proxy statement/prospectus. In ARCT IV’s opinion, such unaudited financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the interim June 30, 2013 financial information. Interim results for the six months ended and as of June 30, 2013 are not necessarily indicative of, and are not projections for, the results to be expected for the fiscal year ending December 31, 2013.

You should read this selected historical financial information together with the financial statements included in reports that are included in Appendix II to this proxy statement/prospectus and their accompanying notes and management’s discussion and analysis of operations and financial condition of ARCT IV contained in such reports.

	Historical as of June 30,		Historical as of December 31,
	2013	2012	2012	2011
	(In thousands)
Total real estate investments, at cost	$1,133,405	$76,778	$76,778	$—
Total assets	1,529,774	216,743	216,743	—
Total liabilities	19,131	2,733	2,733	—
Total stockholders’ equity	1,510,643	214,010	214,010	—

	Historical Results for the Six Months Ended June 30, 2013	Historical Results for the Period from February 14, 2012 (Date of Inception) to June 30, 2012	Historical Results for the Period from February 14, 2012 (Date of Inception) to December 31, 2012
	(In thousands, except share and per share data)
Total revenues	$12,682	$—	$414
Expenses:
Merger and other transaction related	1,713	—	—
Acquisition related	26,890	—	2,309
Property operating	766	—	38
General and administrative	1,392	35	320
Depreciation and amortization	7,590	—	303
Total operating expenses	38,351	35	2,970
Operating loss	(25,669)	(35)	(2,556)
Other income:
Interest expense	(186)	—	—
Income from investment securities	1,759	—	—
Other income	419	—	19
Total other income	1,992	—	19
Net loss	(23,677)	(16)	(2,537)
Net loss attributable to non-controlling interests	155	—	—
Net loss attributable to stockholders	$(23,522)	$(35)	$(2,537)
Other Data:
Net loss per common share – basic and diluted	$(0.48)	NM	$(1.66)
Weighted-average number of common shares outstanding, basic and diluted	49,040,568	NM	1,526,766

NM: Not Meaningful

Selected Unaudited Pro Forma Consolidated Financial Information

The following tables set forth selected unaudited pro forma consolidated financial information. The pro forma consolidated financial information combines the historical financial statements of ARCP and ARCT IV after giving effect to the merger using the carryover basis of accounting as ARCP and ARCT IV are considered to be entities under common control under U.S. GAAP and ARCP’s preliminary estimates, assumptions and pro forma adjustments as described below and in the accompanying notes to the unaudited pro forma consolidated financial information.

The unaudited pro forma consolidated financial information should be read in conjunction with ARCP’s historical consolidated financial statements and ARCT IV’s historical consolidated financial statements, including the notes thereto, which are included in Appendix I and II to this proxy statement/prospectus.

The selected unaudited pro forma consolidated financial information has been derived from and should be read in conjunction with the unaudited pro forma consolidated financial information and accompanying notes included in this proxy statement/prospectus beginning on page F-1.

The unaudited pro forma consolidated financial information is presented for illustrative purposes only and does not purport to be indicative of the results that would actually have occurred if the transactions described above had occurred as presented in such statements or that may be obtained in the future. In addition, future results may vary significantly from the results reflected in such statements.

Unaudited Comparative Per Share Information

The following tables set forth, for the six months ended June 30, 2013 and for the year ended December 31, 2012, selected per share information for ARCP common stock on a historical and pro forma combined basis and for ARCT IV common stock on a historical and pro forma equivalent basis, each on an unaudited basis after giving effect to the merger using the carryover basis of accounting. The data is derived from and should be read in conjunction with the ARCP and ARCT IV audited consolidated financial statements and related notes, the unaudited condensed consolidated interim financial statements of ARCP and ARCT IV and related notes, and the unaudited pro forma condensed consolidated financial information and related notes, which are included elsewhere in this proxy statement/prospectus.

The pro forma consolidated ARCT IV equivalent information shows the effect of the merger from the perspective of an owner of ARCT IV common stock.

The unaudited pro forma consolidated per share data is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transactions had been consummated at the beginning of the earliest period presented, nor is it necessarily indicative of future operating results or financial position. The pro forma adjustments are estimates based upon information and assumptions available at the time of the filing of this proxy statement/prospectus.

The pro forma income from continuing operations per share includes the combined income (loss) from continuing operations of ARCP and ARCT IV on a pro forma basis as if the transactions were consummated on January 1, 2012.

	ARCP		ARCT IV
	Historical	Pro Forma Combined	Historical	Pro Forma Equivalent
For the Six Months Ended June 30, 2013
Loss from continuing operations attributable to common stockholders per common share
Basic	$(1.20)	$(1.29)	$(0.48)	$(0.67)
Diluted	$(1.20)	$(1.29)	$(0.48)	$(0.67)
Distributions declared per common share	$0.46	$0.47	$0.83	$0.25	(1)
Book value per common share	$7.75	$8.76	$20.90	$4.56	(2)
For the Year Ended December 31, 2012
Loss from continuing operations attributable to common stockholders per common share
Basic	$(0.39)	$(1.22)	$(1.66)	$(0.63)
Diluted	$(0.39)	$(1.22)	$(1.66)	$(0.63)
Distributions declared per common share	$0.88	$0.94	$1.65	$0.49	(1)
Book value per common share	$8.55	$7.01	$20.62	$3.64	(2)

(1)	Excludes dividends on the Series F Preferred Stock.
(2)	Excludes impact of $9.00 cash and the Series F Preferred Stock received for each share of ARCT IV common stock.

Comparative ARCP and ARCT IV Market Price and Distribution Information

ARCP’s Market Price Data

ARCP’s common stock is listed on the NASDAQ under the symbol “ARCP.” This table sets forth, for the periods indicated, the high and low sales prices per share of ARCP’s common stock, as reported by the NASDAQ, and distributions declared per share of ARCP common stock.

	Price Per Share of Common Stock		Distributions Declared Per Share(1)
	High	Low
2012
First Quarter	$12.24	$10.051	$0.21917
Second Quarter	$11.37	$9.77	$0.22042
Third Quarter	$12.58	$10.35	$0.22167
Fourth Quarter	$13.48	$11.64	$0.22292
2013
First Quarter	$14.915	$12.45	$0.22417
Second Quarter	$18.05	$13.99	$0.22583
Third Quarter	$15.36	$12.13	$0.22750

(1)	Common stock cash distributions are currently declared monthly by ARCP, based on financial results for the prior months.

ARCT IV’s Distribution Data

There is no established public trading market for shares of ARCT IV common stock. This table sets forth, for the periods indicated, the aggregate amount of cash distributions paid, including distributions reinvested pursuant to the distribution reinvestment plan, during such quarter. The first distribution payment was made on November 1, 2012, relating to the period from October 13, 2012 through October 31, 2012.

Total Cash Distributions Paid (in thousands)(1)
2012
Fourth Quarter	$802
2013
First Quarter	$5,788
Second Quarter	$25,911
Third Quarter	$29,569

(1)	ARCT IV's distributions are payable by the 5th day following each month end to stockholders of record at the close of business each day during the prior month at a rate of $0.004520548 per day.

On May 30, 2013, the ARCP Board authorized and ARCP declared an increase to ARCP’s annual distribution rate to $0.910 per share, which became payable commencing with ARCP’s June 2013 distribution, and $0.07583 per share was paid on June 15, 2013 to recordholders as of the close of business on June 8, 2013. ARCP’s annualized distribution rate is expected to increase to $0.94 per share upon the earlier of the consummation of (i) the Merger and (ii) the CapLease Merger. If ARCP continues to pay monthly cash distributions at the rate of $0.07833 per share after the merger, this dividend, from the perspective of a holder of ARCT IV common stock, would be equivalent to a monthly distribution of approximately $0.16058 per share of ARCT IV common stock, assuming the exchange ratio is 2.05.

Recent Closing Prices

The following table sets forth the closing per share sales prices of ARCP’s common stock as reported on the NASDAQ, respectively, on June 28, 2013, the last full trading day before the public announcement of the execution of the merger agreement by ARCP and ARCT IV, and on October 11, 2013, the latest practicable trading day before the date of this proxy statement/prospectus:

ARCP Common Stock
June 28, 2013	$15.26
October 11, 2013	$12.42

The market price of ARCP common stock will fluctuate between the date of this proxy statement/prospectus and the effective time of the merger.

Following the transaction, ARCP common stock will continue to be listed on the NASDAQ. ARCP has agreed to use its reasonable best efforts to cause the shares of ARCP common stock to be issued to ARCT IV stockholders pursuant to the merger agreement to be approved for listing on the NASDAQ prior to the effective time of the merger, subject to official notice of issuance. If the merger is completed, shares of ARCT IV common stock will be deregistered under the Exchange Act.

RISK FACTORS

In addition to the other information included and incorporated by reference into this proxy statement/prospectus, including the matters addressed in the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 47, you should carefully consider the following risks before deciding whether to vote for the approval of the merger and other transactions contemplated by the merger agreement, and the approval of the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement. In addition, you should read and consider the risks associated with each of the businesses of ARCP and ARCT IV because these risks will also affect the combined company. Risks in relation to ARCP can be found in ARCP’s Annual Report on Form 10-K for the year ended December 31, 2012 and other reports filed by ARCP with the SEC, which are incorporated by reference into this proxy statement/prospectus. You should also read and consider the other information in this proxy statement/prospectus and the other documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information; Incorporation by Reference” beginning on page 180.

Risk Factors Relating to the Merger

The exchange ratios are fixed and will not be adjusted in the event of any change in either ARCP’s or ARCT IV’s stock price.

Upon the consummation of the merger, each share of ARCT IV common stock will be converted into the right to receive:

•	$9.00 in cash;
•	0.5190 shares of common stock of ARCP; and
•	0.5937 shares of ARCP’s Series F Preferred Stock.

The exchange ratios were fixed in the merger agreement and will not be adjusted for changes in the market price of ARCP common stock or the value of ARCT IV common stock. Changes in the price of ARCP common stock prior to the merger could affect the market value of the merger consideration that ARCT IV stockholders will receive on the date of the merger. Stock price changes may result from a variety of factors (many of which are beyond our control), including the following factors:

•	market reaction to the announcement of the revised terms of the merger or the prospects of the combined company;
•	changes in market assessments of the business, operations, financial position and prospects of either company;
•	market assessments of the likelihood that the merger will be completed;
•	interest rates, general market and economic conditions and other factors generally affecting the value of triple net leased payments or the price of ARCP’s and ARCT IV’s common stock;
•	federal, state and local legislation, governmental regulation and legal developments in the businesses in which ARCT IV and ARCP operate; and
•	other factors beyond the control of ARCP and ARCT IV, including those described or referred to elsewhere in this “Risk Factors” section.

The price of ARCP common stock at the consummation of the merger may vary from its price on the date the first amendment to the merger agreement was executed, on the date of this proxy statement/prospectus and on the date of the special meeting of ARCT IV. As a result, the market value of the merger consideration represented by the stock exchange ratio also may vary. For example, based on the range of closing prices of ARCP common stock during the period from October 4, 2013, the last trading day before public announcement of the revised terms of the merger, through October 11, 2013, the latest practicable date before the date of this proxy statement/prospectus, the exchange ratio of 0.5190 shares of ARCP common stock represented a market value ranging from a low of $6.36 to a high of $6.48. The market for ARCP common stock has, from time to time, experienced price and volume fluctuation, and investors in ARCP common stock may experience a decrease in the value of their shares. Factors such as ARCP’s operating performance and the performance of similar companies, actual or anticipated differences in operating results, changes in market valuations of similar companies, strategic decisions by ARCP, including the merger, or strategic decisions by our competitors, the realization of any of the other risk factors presented or incorporated by reference in this proxy statement/prospectus, and other factors, including factors unrelated to ARCP’s performance such as general market conditions and changes in interest rates that may impact other companies including our competitors, could cause the market price of ARCP common stock to fluctuate.

Because the merger will be completed after the date of the special meeting, at the time of the special meeting, you will not know the exact market value of the ARCP common stock that ARCT IV stockholders will receive upon completion of the merger. You should, therefore, consider the following additional risks:

•	If the price of ARCP common stock increases between the date the first amendment to the merger agreement was signed and the effective time of the merger, ARCT IV stockholders will receive shares of ARCP common stock that have a market value upon completion of the merger that is greater than the market value of such shares calculated pursuant to the stock exchange ratio when the first amendment to the merger agreement was signed.
•	If the price of ARCP common stock declines between the date the first amendment to the merger agreement was signed or the date of the ARCT IV special meeting and the effective time of the merger, including for any of the reasons described above, then ARCT IV stockholders will receive shares of ARCP common stock that have a market value upon completion of the merger that is less than the market value of such shares calculated pursuant to the stock exchange ratio on the date the first amendment to the merger agreement was signed or on the date of the ARCT IV special meeting, respectively. Therefore, while the number of shares of ARCP common stock to be issued per share of ARCT IV common stock would be fixed under the circumstances, ARCT IV stockholders cannot be sure of the market value of the ARCP common stock they will receive upon completion of the merger or the market value of ARCP common stock at any time after the completion of the merger.

In addition, the value of ARCT IV common stock at the consummation of the merger may vary from its value on the date the first amendment to the merger agreement was executed, on the date of this proxy statement/prospectus and on the date of the special meeting of ARCT IV. As a result of this or other factors, the value of the merger consideration paid to holders of ARCT IV common stock could be more or less than $30.43, which represents the nominal value of the merger consideration payable as of the date the first amendment to the merger agreement was signed.

The merger and related transactions are subject to approval by stockholders of ARCT IV.

In order for the merger to be completed, ARCT IV stockholders must approve the merger and the other transactions contemplated by the merger agreement, which requires the affirmative vote of the holders of at least a majority of the outstanding shares of ARCT IV common stock entitled to vote on such proposal at the ARCT IV special meeting. If the required vote is not obtained by March 31, 2014 (subject to the right of each of ARCP and ARCT IV to extend such date by up to 60 days), the merger may not be consummated. The failure to achieve expected benefits and unanticipated costs relating to the merger could reduce ARCP’s financial performance.

ARCP and ARCT IV stockholders will be diluted by the merger.

The merger will dilute the ownership position of the current ARCP stockholders and result in ARCT IV stockholders having an ownership stake in ARCP that is smaller than their current stake in ARCT IV. Based on the closing price of ARCP common stock on October 4, 2013 of $12.70, ARCP stockholders and the former ARCT IV stockholders are expected to hold approximately 83% and 17%, respectively, of the combined company’s common stock outstanding immediately after the merger, based on the number of shares of common stock of each of ARCP and ARCT IV outstanding on ARCT IV’s record date and various assumptions regarding share issuances by each of ARCP and ARCT IV prior to the effective time of the merger. In addition, as of ARCT IV’s record date, approximately 630,692 ARCP OP Units were issuable in connection with the partnership merger. Such ARCP OP Units are redeemable after one year of issuance for shares of ARCP common stock on a one-to-one basis or cash, at the election of ARCP. Consequently, ARCP stockholders and ARCT IV stockholders, as a general matter, will have less influence over the management and policies of ARCP after the merger than each exercise over the management and policies of ARCP and ARCT IV, as applicable, immediately prior to the merger.

If the merger does not occur, one of the companies may incur payment obligations to the other.

If the merger agreement is terminated under certain circumstances, ARCP or ARCT IV, as applicable, may be obligated to pay the other party $5,000,000 in expense reimbursements For example, in the event that ARCT IV stockholders do not approve the merger agreement and ARCT IV has not received a competing acquisition proposal, ARCP may be obligated to pay ARCT IV $5,000,000 in expense reimbursements. Additionally, under certain circumstances, ARCT IV may be obligated to pay ARCP a break-up fee in the amount of $10,000,000 in certain circumstances. See “The Merger Agreement — Termination of the Merger Agreement — Termination Payment: Break-up Fee and Expenses Reimbursement” beginning on page 162.

Failure to complete the merger could negatively impact the future business and financial results of ARCP and ARCT IV.

If the merger is not completed, the ongoing businesses of ARCP and ARCT IV could be adversely affected and each of ARCP and ARCT IV will be subject to several risks, including the following:

•	ARCT IV being required, under certain circumstances, to pay to ARCP $5,000,000 in expense reimbursements or ARCP being required, under certain circumstances, to pay to ARCT IV $5,000,000 in expense reimbursements;
•	ARCT IV being required, under certain circumstances, to pay ARCP a $10,000,000 break-up fee in certain circumstances;
•	having to pay certain costs relating to the proposed merger, such as legal, accounting, financial advisor, filing, printing and mailing fees; and
•	diversion of management focus and resources from operational matters and other strategic opportunities while working to implement the merger.

If the merger is not completed, these risks could materially affect the business, financial results and stock prices of ARCP or ARCT IV.

The pendency of the merger could adversely affect the business and operations of ARCP and ARCT IV.

In connection with the pending merger, some tenants or vendors of each of ARCP and ARCT IV may delay or defer decisions, which could negatively impact the revenues, earnings, cash flows and expenses of ARCP and ARCT IV, regardless of whether the merger is completed. In addition, due to operating covenants in the merger agreement, each of ARCP and ARCT IV may be unable, during the pendency of the merger, to pursue certain strategic transactions, undertake certain significant capital projects, undertake certain significant financing transactions and otherwise pursue other actions that are not in the ordinary course of business, even if such actions would prove beneficial.

Some of the directors and executive officers of each of ARCT IV and ARCP have interests in seeing the merger completed that are different from, or in addition to, those of the other ARCT IV stockholders and ARCP stockholders, respectively.

Some of the directors and executive officers of each of ARCT IV and ARCP have arrangements that provide them with interests in the merger that are different from, or in addition to, those of the ARCT IV stockholders and the ARCP stockholders, respectively. These interests include, among other things, a letter agreement, a legal services reimbursement agreement, an investment banking services engagement letter and a transition services agreement. These interests, among other things, may influence the directors and executive officers of each of ARCT IV and ARCP to support or approve the merger. See “The Merger — Interests of ARCT IV’s Directors and Executive Officers in the Merger” beginning on page 117 and “The Merger — Interests of ARCP’s Directors and Executive Officers in the Merger” beginning on page 116.

The merger agreement contains provisions that could discourage a potential competing acquirer of ARCT IV or could result in any competing proposal being at a lower price than it might otherwise be.

The merger agreement contains “no shop” provisions that, subject to limited exceptions, restrict ARCT IV’s ability to solicit, encourage, facilitate or discuss competing third-party proposals to acquire all or a significant part of ARCT IV. In addition, ARCT IV generally has an opportunity to offer to modify the terms of the proposed merger in response to any competing acquisition proposals that may be made before the ARCP board of directors may withdraw or qualify its recommendation. Upon termination of the merger agreement in certain circumstances, ARCT IV may be required to pay a termination payment to ARCP, and in certain other circumstances, ARCP may be required to pay an expense reimbursement to ARCT IV. See “The Merger Agreement — Covenants and Agreements — No Solicitation of Transactions by ARCT IV” beginning on page 156, “The Merger Agreement — Termination of the Merger Agreement — Termination Payment: Break-up Fee and Expenses Reimbursement” beginning on page 162.

These provisions could discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of ARCT IV from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher per share cash or market value than the market value proposed to be received or realized in the merger, or might result in a potential competing acquirer proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the expense reimbursement that may become payable in certain circumstances.

The merger agreement contains provisions that grant the ARCT IV Board with a general ability to terminate the merger agreement based on the exercise of the directors’ duties.

ARCT IV may terminate the merger agreement if its board of directors determines in good faith, after consultation with outside legal counsel, that failure to change its recommendation with respect to the merger (and to terminate the merger agreement) would be inconsistent with the directors’ duties under applicable law. If the merger is not completed, the ongoing businesses of ARCP and ARCT IV could be adversely affected and each of ARCP and ARCT IV will be subject to several risks, including the risks described elsewhere in this “Risk Factors” section.

There may be unexpected delays in the consummation of the merger, which could impact the ability to timely achieve the benefits associated with the merger.

The merger is expected to close during the fourth quarter of 2013 assuming that all of the conditions in the merger agreement are satisfied or waived. The merger agreement provides that either ARCP or ARCT IV may terminate the merger agreement if the merger has not occurred by March 31, 2014 (subject to the right of each of ARCP and ARCT IV to extend this date by up to 60 days). Certain events may delay the consummation of the merger. Some of the events that could delay the consummation of the merger include difficulties in obtaining the approval of ARCT IV stockholders or satisfying the other closing conditions to which the merger is subject.

The merger is subject to a number of conditions which, if not satisfied or waived, would adversely impact ARCP’s ability to complete the transactions.

The merger, which is expected to close during the fourth quarter of 2013, is subject to certain closing conditions, including, among other things (a) the effectiveness of this registration statement of which this proxy statement/prospectus forms a part, pursuant to which shares of ARCP common stock and Series F Preferred Stock will be issued, (b) the approval of the merger by at least a majority of all the votes entitled to be cast on the matter by the holders of all of ARCT IV’s outstanding shares of common stock at the ARCT IV special meeting, (c) the accuracy of the other parties’ representations and warranties and compliance with covenants, subject in each case to materiality standards and (d) approval by the board of directors of ARCP of an annual distribution rate of $0.94 per share of ARCP common stock. There can be no assurance these conditions will be satisfied or waived, if permitted or the occurrence of any effect, event, development or change will not transpire. Therefore, there can be no assurance with respect to the timing of the closing of the merger or whether the merger will be completed at all.

If ARCP elects to pay for a portion of the costs of the CapLease Merger through draws on its credit facility and/or the proposed credit facility transactions do not close, ARCP will need to replace the funding that will be used to finance a portion of the cash consideration and other merger costs.

ARCP may need additional funding to consummate the mergers. ARCP intends to pay for the cash portion of the merger consideration to ARCT IV stockholders using a combination of (i) ARCT IV’s and ARCP’s available cash on hand and (ii) up to $1.7 billion of financing under ARCP’s credit facility (under which ARCP has undrawn commitments of $1.025 billion and which contains an “accordion” feature to allow APCP, under certain circumstances, to increase the commitments thereunder by $800 million), borrowings under which will be subject to the conditions described below. Borrowings under ARCP’s credit facility are subject to customary conditions, including (a) the bring-down of ARCP’s representations and warranties, (b) no default existing, (c) timely notice by ARCP and (d) borrowing base availability. ARCP’s existing credit facility contains various customary covenants, including financial maintenance covenants with respect to maximum consolidated leverage, maximum secured recourse indebtedness, minimum fixed charge coverage, minimum borrowing base interest coverage, maximum secured leverage, minimum tangible net worth and maximum variable rate indebtedness. Any failure to comply with these financial maintenance covenants would constitute a default under ARCP’s existing credit facility, and would prevent further borrowings thereunder.

If additional commitments are obtained in connection with ARCP’s exercise of the “accordion” feature under the credit facility, such commitments likely will be subject to customary conditions, which may include, without limitation, (1) the completion of due diligence review of the assets, liabilities and properties of ARCP and its subsidiaries, and, to the extent such commitments will be utilized to fund a portion of the merger consideration, ARCT IV and its subsidiaries, (2) the absence of any change, occurrence or development that has had, or could reasonably be expected to result in, (x) a material adverse change in, or a material adverse effect on, the operations, business, assets, properties or liabilities of ARCP and its subsidiaries, and, to the extent such commitments will be utilized to fund a portion of the merger consideration, ARCT IV and its subsidiaries, or (y) a material impairment of the rights and remedies of the credit facility lenders and agents under the credit agreement for the credit facility and (3) to the extent any portion of such additional commitments are anticipated to be syndicated by the lenders providing such additional commitments, the absence of any material adverse change or material disruption in the loan syndication, financial, banking or capital markets that has impaired or could reasonably be expected to impair the syndication of such additional commitments. In addition, ARCP may elect to pay a portion of the costs of the CapLease Merger through financing under ARCP’s credit facility. See “— Risk Factors Relating to ARCP’s Pending Merger with CapLease and Other Recent Transactions — If ARCP elects to pay for a portion of the costs of the CapLease Merger through draws on its credit facility and such credit facility transactions do not close, ARCP will need to replace the funding that will be used to finance such portion of the costs of the CapLease Merger.” Any such payment may reduce the amount of funds available to fund the cash portion of the merger consideration.

There can be no assurance that ARCP will receive the fundings under the credit facilities described above, that ARCP will finance the mergers as anticipated or that ARCP will not subsequently enter into alternative financing arrangements, including debt or equity financing or the potential sales of properties to third parties, to fund all or a portion of the cash consideration and other merger costs. If the funding transactions are not consummated, ARCP will need to finance a portion of the cash consideration and other merger costs by other means, which may result in ARCP’s incurring increased interest and fees, and being subject to different terms and conditions generally, on any such replacement financing. The interest rate, fees payable and terms and conditions generally, on any such replacement financing will depend on prevailing market conditions at the time. If ARCP is unable to obtain adequate funding for the cash portion of the merger consideration and other merger costs, ARCP will be unable to consummate the mergers.

If the merger is not consummated by March 31, 2014 (unless extended by either party), either ARCP or ARCT IV may terminate the merger agreement.

Either ARCP or ARCT IV may terminate the merger agreement if the merger has not been consummated by March 31, 2014, unless either ARCP or ARCT IV exercises its right to extend such date for a period of no more than 60 days. However, this termination right will not be available to a party if that party failed to fulfill its obligations under the merger agreement and that failure was a principal cause of, or resulted in, the failure to consummate the merger. For more information, please see the section titled “The Merger Agreement — Termination of the Merger Agreement” beginning on page 161.

Risk Factors Relating to ARCP’s Pending Merger with CapLease and Other Recent Transactions

The consideration for ARCP’s pending merger with CapLease is fixed and will not be adjusted in the event of any change in either party’s stock price.

Upon the consummation of ARCP’s pending merger with CapLease, or the CapLease Merger, each share of CapLease common stock will be converted into the right to receive $8.50 in cash without interest. The CapLease Merger consideration was fixed in the Agreement and Plan of Merger, dated May 28, 2013, entered into between CapLease, ARCP and certain related parties or the CapLease Merger Agreement, and will not be adjusted for changes in the market price of our common stock or the value of CapLease common stock. Stock price changes may result from a variety of factors (many of which are beyond our control), including the following factors:

•	market reaction to the announcement of the CapLease Merger and the prospects of the combined company;
•	changes in the business, operations, assets, liabilities and prospects of ARCP or CapLease;
•	changes in market assessments of the business, operations, financial position and prospects of ARCP or CapLease;
•	market assessments of the likelihood that the CapLease Merger will be completed;
•	interest rates, general market and economic conditions and other factors generally affecting the price of ARCP common stock and CapLease common stock;
•	federal, state and local legislation, governmental regulation and legal developments in the businesses in which ARCP and CapLease operate; and
•	other factors beyond the control of ARCP and CapLease, including those described or referred to elsewhere in this “Risk Factors” section.

The price of ARCP’s common stock at the consummation of the CapLease Merger may vary from its price on the date the CapLease Merger Agreement was executed and on the date of this registration statement of which this proxy statement/prospectus forms a part. In addition, the value of CapLease common stock at the consummation of the CapLease Merger may vary from its value on the date the CapLease Merger Agreement was executed and on the date of this registration statement of which this proxy statement/prospectus forms a part. As a result, the market value of CapLease’s common stock could be more or less than the consideration payable by us in connection with the CapLease Merger.

Failure to consummate the CapLease Merger could negatively impact ARCP’s future business and financial results.

If the CapLease Merger is not consummated, ARCP’s ongoing businesses could be adversely affected and we will be subject to several risks, including the following:

•	ARCP having to pay certain costs, including unanticipated costs, relating to the CapLease Merger, such as legal, accounting, financial advisory, filing, printing and mailing fees; and
•	the diversion of management focus and resources from operational matters and other strategic opportunities while working to implement the CapLease Merger.

If the CapLease Merger is not consummated, ARCP will not achieve the expected benefits thereof and will be subject to the risks described above, which could materially affect ARCP’s business, financial results and stock price.

The CapLease Merger Agreement contains provisions that grant the CapLease board of directors with a general ability to terminate the CapLease Merger Agreement based on the exercise of the directors’ duties.

CapLease may terminate the CapLease Merger Agreement, subject to the terms thereof, if its board of directors determines in good faith, after consultation with outside legal counsel, that failure to change its recommendation with respect to the CapLease Merger (and to terminate the CapLease Merger Agreement)

would be inconsistent with the directors’ duties under applicable law. If the CapLease Merger is not completed, ARCP’s ongoing business could be adversely affected and ARCP will be subject to several risks, including the risks described elsewhere in this “Risk Factors” section.

There may be unexpected delays in the consummation of the CapLease Merger, which could impact ARCP’s ability to timely achieve the benefits associated with the CapLease Merger.

The CapLease Merger is expected to close during the fourth quarter of 2013 assuming that all of the conditions in the CapLease Merger Agreement are satisfied or waived. The CapLease Merger Agreement provides that either ARCP or CapLease may terminate the CapLease Merger Agreement if the CapLease Merger has not occurred by February 28, 2014. Certain events may delay the consummation of the CapLease Merger in whole or in part. Some of the events that could delay the consummation of the CapLease Merger include difficulties in obtaining the approval of CapLease’s stockholders or satisfying the other closing conditions to which the CapLease Merger is subject.

The CapLease Merger is subject to a number of conditions which, if not satisfied or waived, would adversely impact ARCP’s ability to complete the CapLease Merger.

The CapLease Merger, which is expected to close during the fourth quarter of 2013, is subject to certain closing conditions, including, among other things, (a) the approval of the CapLease Merger by at least 50% of all the votes entitled to be cast on the matter by the holders of all of CapLease’s outstanding shares of common stock, (b) the accuracy of the other parties’ representations and warranties and compliance with covenants, subject in each case to materiality standards, and (c) delivery of a tax opinion. There can be no assurance these conditions will be satisfied or waived, if permitted, or the occurrence of any effect, event, development or change will not transpire. Therefore, there can be no assurance with respect to the timing of the consummation of the CapLease Merger will be completed at all.

Your ownership position in ARCP may be diluted in connection with the CapLease Merger and the conversion of ARCP’s Series C Convertible Preferred Stock and Series D Cumulative Convertible Preferred Stock.

If holders of shares of Series D Cumulative Convertible Preferred Stock elect to convert such shares into shares of common stock, ARCP may be required to issue up to approximately 21.8 million additional shares of common stock upon the conversion of its Series D Cumulative Convertible Preferred Stock (under the terms of the articles supplementary for the Series D Cumulative Convertible Preferred Stock to be filed with the Maryland State Department of Assessments and Taxation, or SDAT, upon consummation of the CapLease Merger), assuming a common stock price of $13.59 per share. In addition, ARCP is expected to issue up to approximately 1.4 million additional shares of common stock upon the conversion of its Series C Convertible Preferred Stock (under the terms of the articles supplementary for the Series C Convertible Preferred Stock). Such sale and issuance of common stock could be material in amount. Such share issuances will dilute the ownership of ARCP by stockholders at the time of issuance.

The conversion of shares of Series D Cumulative Convertible Preferred Stock into shares of Series E Cumulative Preferred Stock would result in the issuance of additional shares that have a dividend preference and liquidation preference over shares of ARCP common stock, which would be exacerbated if the fair market value of such Series E Cumulative Preferred Stock falls below the Conversion Price (as defined in the articles supplementary for the Series D Cumulative Convertible Preferred Stock).

Holders of Series D Cumulative Convertible Preferred Stock may elect to convert such stock into shares of Series E Cumulative Preferred Stock, which series will be designated by ARCP at the time of such election. Under the terms of the articles supplementary for the Series D Cumulative Convertible Preferred Stock, shares of Series D Cumulative Convertible Preferred Stock may be converted into an equal number of shares of Series E Cumulative Preferred Stock so long as the fair market value of such shares of Series E Cumulative Convertible Stock (as determined by a nationally recognized investment bank or valuation firm selected by the stockholder electing to convert such shares and reasonably satisfactory to ARCP) remain above the Conversion Price (as defined in the articles supplementary for the Series D Cumulative Convertible Preferred Stock). If such fair market value drops below such Conversion Price, ARCP must issue to each converting stockholder a number of additional shares such that the aggregate fair market value of such shares of Series E Cumulative Preferred Stock being issued equals the Conversion Price, resulting in the issuance of additional shares which have a dividend preference and liquidation preference over shares of ARCP common stock.

An adverse judgment in a lawsuit challenging the CapLease Merger may prevent the CapLease Merger from becoming effective or from becoming effective within the expected timeframe.

A number of lawsuits by CapLease’s stockholders have been filed challenging the CapLease Merger, some of which name ARCP and the ARCP OP as defendants. We cannot assure you as to the outcome of these lawsuits, including the costs associated with defending these claims or any other liabilities that may be incurred in connection with the litigation or settlement of these claims. If plaintiffs are successful in obtaining an injunction prohibiting the parties from completing the CapLease Merger on the agreed-upon terms, such an injunction may prevent the completion of the CapLease Merger in the expected time frame, or may prevent it from being completed altogether. Whether or not the plaintiffs’ claims are successful, this type of litigation is often expensive and diverts management’s attention and resources, which could adversely affect the operation of ARCP’s and CapLease’s businesses.

ARCP is acquiring assets in the CapLease Merger that do not fit within its target assets, which ARCP will seek to divest following closing.

In connection with the CapLease Merger, ARCP is acquiring assets consisting of, as of June 30, 2013, three properties that are currently vacant (or will shortly be vacant), $58.9 million in commercial mortgage-backed securities, at fair value, and $24.1 million in amortized cost of first mortgage loans secured by net leased single tenant properties, none of which fit within ARCP’s target assets. Following the closing of the CapLease Merger, ARCP will transfer such assets to a direct or indirect subsidiary wholly-owned by the ARCP OP and the properties will be classified as “held for sale.” ARCP will seek to divest of such assets, which can take the form of a sale, spin-off or other disposition, to maximize value from such assets. There can be no assurance that ARCP will be able to divest of any or all of such assets or, even if ARCP is able to do so, may have to take a loss from the price it paid for such assets. In either case, ARCP’s business, financial condition, results of operations, cash flow, per share trading price of its common stock and ability to make distributions to our stockholders may be materially and adversely affected.

ARCP’s Series C Convertible Preferred Stock is subject to conversion or redemption in the short-term, which could result in a cash payment being due to the holders thereof.

On June 7, 2013, ARCP closed on (i) a private placement transaction for the sale and issuance of approximately 29.4 million shares of ARCP common stock at a purchase price of $15.47 per share, for an aggregate purchase price of $455 million, or the June 2013 Common Stock Placement, and (ii) a previously announced private placement transaction for the sale of approximately 28.4 million shares of ARCP’s 5.81% convertible preferred stock designated as Series C Convertible Preferred Stock, at a purchase price of $15.67 per share, for an aggregate purchase price of $445 million, or the June 2013 Preferred Stock Placement and together with the Common Stock Placement, the June 2013 Placements.

As of the date of this filing, ARCP had approximately 28.4 million shares of Series C Convertible Preferred Stock outstanding. Within three business days following the earliest to occur of (i) the closing of the CapLease Merger, (ii) the first trading day following (a) an announcement that CapLease has accepted a competing offer or (b) the CapLease Merger Agreement is otherwise terminated, and (iii) December 31, 2013, ARCP will have the option to: (A) convert all the shares of Series C Convertible Preferred Stock into such number of shares of ARCP common stock equal to the par value of the shares of Series C Convertible Preferred Stock divided by the lowest of (i) a 2% discount to the volume-weighted average trading price, or VWAP, of ARCP common stock for the 10 prior trading days, (ii) a 2% discount to the closing price of ARCP common stock on the conversion election date and (iii) $15.67, as may be adjusted from time to time, or the Conversion Price, or (B) redeem all shares of the Series C Convertible Preferred Stock in cash at 120% of its par value. Under the current terms of the articles supplementary for the ARCP Series C Convertible Preferred Stock, the aggregate number of shares of ARCP common stock that may be issued in connection with the Placements, including upon conversion of the Series C Convertible Preferred Stock, may not exceed approximately 30.8 million shares, which is equal to 19.9% of ARCP common stock outstanding immediately prior to the closing of the Placements. Approximately 29.4 million shares of ARCP common stock were issued in the Common Stock Placement. Accordingly, under the current terms of the articles supplementary for the ARCP Series C Convertible Preferred Stock, upon conversion of the Series C Convertible Preferred Stock, ARCP is limited to issuing not more than approximately 1.4 million shares of its common stock, with cash to be paid in respect of the balance of the Series C Convertible Preferred Stock in an amount equal to the greater of the product of such number of excess shares into which the shares of Series C Convertible Preferred Stock would have been convertible and (i) 102% of the liquidation preference, which is $15.67, as may be adjusted from time to time, and (ii) the Conversion Price valued at the one-day VWAP of the common stock on the applicable date.

As a result, ARCP will need to pay cash upon the conversion of the Series C Convertible Preferred Stock in respect of shares issued in excess of the 19.9%. Since the conversion of the shares of Series C Convertible Preferred Stock will be less expensive for ARCP than redeeming such shares, it is likely that ARCP will elect to convert such number of shares of Series C Convertible Preferred Stock that would allow us to issue the approximately 1.4 million shares of ARCP common stock described above. Assuming the Series C Convertible Preferred Stock is converted and 1.4 million shares of ARCP common stock are issued upon conversion thereof, ARCP estimates that approximately $435.6 million (approximately 27.2 million shares of Series C Convertible Preferred Stock at $15.98 per share, which is 102% of the current liquidation preference thereof) would be payable by ARCP in cash to the holders thereof. The amount payable by ARCP upon such conversion may be more or less than approximately $401.1 million depending on any required adjustments to the liquidation preference pursuant to the terms of the Series C articles supplementary for the Series C Convertible Preferred Stock or the one-day VWAP of the ARCP common stock on the applicable date, both of which are currently impossible to calculate with any degree of certainty.

Further, ARCP’s credit facility imposes limitations on ARCP’s ability to make certain restricted payments, which includes payments upon cancellation of ARCP’s capital stock. Payment of cash consideration to the holders of shares of Series C Convertible Preferred Stock upon their conversion would constitute a restricted payment under ARCP’s credit facility. The credit agreement for ARCP’s credit facility provides that, in order to make such a restricted payment, there must not be a continuing default under the credit facility at the time of payment or a default resulting from such payment and the amount of such payment, when added with all other restricted payments (including, among others, dividends and other distributions in respect of ARCP’s capital stock) for fiscal year 2013, cannot exceed 110% of ARCP’s FFO for fiscal year 2013 (assuming such payment is made on or prior to December 31, 2013). When this obligation in respect of the Series C Convertible Preferred Stock becomes payable, ARCP may be unable to satisfy the conditions required to make such a restricted payment under the credit facility and, therefore, may be unable to fund such an obligation from borrowings under the credit facility or at all without the approval of the lenders thereunder. Further, if ARCP makes such a restricted payment to repay this obligation, ARCP’s ability to make other restricted payments, including dividends and other distributions in respect of its common stock, will be further constrained.

As a result, ARCP may not be able to finance this obligation on favorable terms or at all, especially if, at the time, there is a limitation on the availability of credit and related adverse conditions in the global financial markets. If ARCP is unable to finance this obligation prior to the conversion/redemption date, then ARCP may be forced to seek liquidity through a variety of options, including, but not limited to, the sale of properties, which may be at below market prices, or the issuance of additional equity. If ARCP is unable to pay this obligation, ARCP would be in default of its obligations pursuant to the terms of the Series C articles supplementary for the Series C Convertible Preferred Stock, which would cause a cross-default on its credit facility and any other loan with cross-default provisions and its business, financial condition, results of operations, cash flow, per share trading price of its common stock and ability to make distributions to its stockholders will be materially and adversely affected. In addition, if any foreclosure on ARCP’s properties results, this could create taxable income without accompanying cash proceeds, which could adversely affect ARCP’s ability to meet the REIT distribution requirements imposed by the Code.

The contingent value rights, issued to the investors in connection with the June 2013 Preferred Stock Placement will result in a cash payment being due to the holders thereof.

In connection with the closing of the June 2013 Common Stock Placement, ARCP entered into contingent value rights agreements, or the Common Stock CVR Agreements, with each of the investors in the June 2013 Common Stock Placement. Pursuant to each Common Stock CVR Agreement, ARCP issued to each investor an amount of contingent value rights, or Common Stock CVRs, equal to the number of shares of common stock purchased by each such investor. On September 11, 2013, the Company redeemed all outstanding Common Stock CVR’s for an amount of consideration equal to approximately $44.1 million.

In connection with the closing of the June 2013 Preferred Stock Placement, ARCP entered into contingent value rights agreements, or the Convertible Preferred Stock CVR Agreements, with each of the investors in the June 2013 Preferred Stock Placement. Pursuant to each Convertible Preferred Stock CVR Agreement, ARCP issued to the investors an amount of CVRs, or the Convertible Preferred Stock CVRs, equal to the number of shares of Series C Convertible Preferred Stock purchased by each such investor.

On September 15, 2013, ARCP and the holders of the Convertible Preferred Stock CVRs agreed that ARCP would redeem all outstanding Convertible Preferred Stock CVRs at a redemption price equal to $0.90 per Convertible Preferred Stock CVR on the third business day following the consummation of the CapLease Merger, for an amount of consideration equal to approximately $25.6 million

As a result, ARCP need approximately $25.6 million of cash in connection with ARCP’s payment obligations under the Preferred Stock CVR Agreements. If ARCP does not have adequate cash on hand or capacity under its credit facility to finance such obligations, it will be required to seek alternative financing sources. ARCP may not be able to finance this obligation on favorable terms or at all, especially if, at the time, there is a limitation on the availability of credit and related adverse conditions in the global financial markets. If ARCP is unable to finance this obligation prior to the due date, then it may be forced to seek liquidity through a variety of options, including, but not limited to, the sale of properties, which may be at below market prices, or the issuance of additional equity. If ARCP is unable to pay this obligation, its business, financial condition, results of operations, cash flow, per share trading price of our common stock and ability to make distributions to its stockholders will be materially and adversely affected. In addition, if any foreclosure on ARCP’s properties results, this could create taxable income without accompanying cash proceeds, which could adversely affect ARCP’s ability to meet the REIT distribution requirements imposed by the Code.

ARCP expects to incur substantial expenses related to the CapLease Merger.

ARCP expects to incur substantial expenses in connection with consummating the CapLease Merger and integrating the business, operations, networks, systems, technologies, policies and procedures ARCP is acquiring with its own, including unanticipated costs and assumption of liabilities. There are several systems that must be integrated, including accounting and finance and asset management. While ARCP has assumed that a certain level of transaction and integration expenses would be incurred, there are a number of factors beyond its control that could affect the total amount or the timing of its integration expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. As a result, the transaction and integration expenses associated with the CapLease Merger could, particularly in the near term, exceed the savings that it expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings related to the integration of the businesses following the completion of the CapLease Merger.

ARCP may be unable to integrate the recently acquired GE Capital Portfolio (as defined below) into its existing portfolio or CapLease’s business with its business successfully and realize the anticipated synergies and related benefits of the CapLease Merger and acquisition of the GE Capital Portfolio or do so within the anticipated timeframe.

ARCP’s consummation of the CapLease Merger would involve the combination of two companies that, prior to the consummation thereof, operated as independent companies. Additionally, ARCP recently acquired from certain affiliates of GE Capital Corp, or GE Capital, 447 properties, or the GE Capital Portfolio. ARCP may be required to devote significant management attention and resources to integrating its business practices and operations with those of CapLease and the acquired GE Capital Portfolio. Potential difficulties ARCP may encounter in the integration process include the following:

•	the inability to successfully combine its business with CapLease’s business or the GE Capital Portfolio into its own portfolio, in each case in a manner that permits the combined company to achieve the anticipated cost savings, which would result in the anticipated benefits of the CapLease Merger and the acquisition of the GE Capital Portfolio not being realized in the timeframe anticipated or at all;
•	the complexities associated with managing the combined business out of several different locations and integrating personnel from the two companies;
•	the additional complexities of combining two companies with different histories, cultures, potential regulatory restrictions, markets and tenant bases;
•	the failure to retain key employees of either of ARCP or CapLease;
•	the inability to divest certain CapLease assets;
•	potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the combination; and
•	performance shortfalls as a result of the diversion of management’s attention caused by completing the CapLease Merger and acquisition of the GE Capital Portfolio and integrating operations.

For all these reasons, you should be aware that it is possible that the integration process following the CapLease Merger or acquisition of the GE Capital Portfolio could result in the distraction of the combined company’s management, the disruption of the combined company’s ongoing business or inconsistencies in the combined company’s services, standards, controls, procedures and policies, any of which could adversely affect the ability of the combined company to maintain relationships with tenants, vendors and employees or to achieve the anticipated benefits of such transactions, or could otherwise adversely affect the business and financial results of the combined company.

The future results of the combined company will suffer if the combined company does not effectively manage its expanded portfolio and operations following the CapLease Merger.

Following the CapLease Merger, the combined company will have an expanded portfolio and operations and likely will continue to expand its operations through additional acquisitions and other strategic transactions, some of which may involve complex challenges. The future success of the combined company will depend, in part, upon its ability to manage its expansion opportunities, integrate new operations into its existing business in an efficient and timely manner, successfully monitor its operations, costs, regulatory compliance and service quality, and maintain other necessary internal controls. The combined company cannot assure you that its expansion or acquisition opportunities will be successful, or that the combined company will realize its expected operating efficiencies, cost savings, revenue enhancements, synergies or other benefits.

The market price of ARCP common stock may decline as a result of the CapLease Merger.

The market price of ARCP common stock may decline as a result of the CapLease Merger if the combined company does not achieve the perceived benefits of the CapLease Merger as rapidly or to the extent anticipated by financial or industry analysts, or the effect of the CapLease Merger on ARCP’s financial results is not consistent with the expectations of financial or industry analysts.

In addition, if the CapLease Merger is consummated, ARCP’s stockholders will own interests in a company operating an expanded business with a different mix of properties, risks and liabilities. Current stockholders may not wish to continue to invest in ARCP if the CapLease Merger is consummated, or for other reasons may wish to dispose of some or all of their shares of ARCP common stock. If, following the consummation of the CapLease Merger there is selling pressure on ARCP common stock that exceeds demand at the market price, the price of ARCP common stock could decline.

Counterparties to certain significant agreements with ARCP and/or CapLease may have consent rights in connection with the CapLease Merger.

Each of ARCP and CapLease is party to certain agreements that give the counterparty certain rights, including consent rights, in connection with “change in control” transactions. Under certain of these agreements, the CapLease Merger may constitute a “change in control” and, therefore, the counterparty may assert its rights in connection with the CapLease Merger. Any such counterparty may request modifications of its agreements as a condition to granting a waiver or consent under those agreements and there can be no assurance that such counterparties will not exercise their rights under the agreements, including termination rights where available. In addition, the failure to obtain consent under one agreement may be a default under the agreements and, thereby, trigger rights of the counterparties to such other agreements, including termination rights where available.

ARCP may incur adverse tax consequences if CapLease has failed or fails to qualify as a REIT for U.S. federal income tax purposes.

If CapLease has failed or fails to qualify as a REIT for U.S. federal income tax purposes and the CapLease Merger is completed, ARCP may inherit significant tax liabilities and could lose its REIT status should disqualifying activities continue after the CapLease Merger.

If ARCP elects to pay for a portion of the costs of the CapLease Merger through draws on its credit facility and such credit facility transactions do not close, ARCP will need to replace the funding that will be used to finance such portion of the costs of the CapLease Merger.

ARCP may elect to pay a portion of the costs of the CapLease Merger through financing under ARCP’s $1.7 billion credit facility (under which ARCP has undrawn commitments of $1.025 billion and which contains an “accordion” feature to allow ARCP, under certain circumstances, to increase the commitments thereunder by $800 million), borrowings under which will be subject to the conditions described below. Borrowings under ARCP’s credit facility are subject to customary conditions, including (a) the bring-down of ARCP’s representations and warranties, (b) no default existing, (c) timely notice by ARCP and (d) borrowing base availability. ARCP’s existing credit facility contains various customary covenants, including financial maintenance covenants with respect to maximum consolidated leverage, maximum secured recourse indebtedness, minimum fixed charge coverage, minimum borrowing base interest coverage, maximum secured leverage, minimum tangible net worth and maximum variable rate indebtedness. Any failure to comply with these financial maintenance covenants would constitute a default under ARCP’s existing credit facility, and would prevent further borrowings thereunder.

If additional commitments are obtained in connection with ARCP’s exercise of the “accordion” feature under the credit facility, such commitments likely will be subject to customary conditions, which may include, without limitation, (1) the completion of due diligence review of the assets, liabilities and properties of ARCP and its subsidiaries, and, to the extent such commitments will be utilized to fund a portion of the merger consideration, ARCT IV and its subsidiaries, (2) the absence of any change, occurrence or development that has had, or could reasonably be expected to result in, (x) a material adverse change in, or a material adverse effect on, the operations, business, assets, properties or liabilities of ARCP and its subsidiaries, and, to the extent such commitments will be utilized to fund a portion of the merger consideration, ARCT IV and its subsidiaries, or (y) a material impairment of the rights and remedies of the credit facility lenders and agents under the credit agreement for the credit facility and (3) to the extent any portion of such additional commitments are anticipated to be syndicated by the lenders providing such additional commitments, the absence of any material adverse change or material disruption in the loan syndication, financial, banking or capital markets that has impaired or could reasonably be expected to impair the syndication of such additional commitments.

There can be no assurance that ARCP will receive the fundings under the credit facility described above, that ARCP will finance the CapLease Merger as anticipated or that ARCP will not subsequently enter into alternative financing arrangements, including debt or equity financing or the potential sales of properties to third parties, to fund all or a portion of the cash consideration and other costs of the CapLease Merger. If the funding transactions are not consummated, ARCP will need to finance a portion of the cash consideration and other costs of the CapLease Merger by other means, which may result in ARCP’s incurring increased interest and fees, and being subject to different terms and conditions generally, on any such replacement financing. The interest rate, fees payable and terms and conditions generally, on any such replacement financing will depend on prevailing market conditions at the time. If ARCP is unable to obtain adequate funding for the cash consideration and other costs of the CapLease Merger, ARCP will be unable to consummate the CapLease Merger.

ARCP’s anticipated level of indebtedness will increase upon completion of the CapLease Merger and will increase the related risks ARCP now faces.

In connection with the CapLease Merger, ARCP will incur additional indebtedness and may assume certain indebtedness of CapLease, as a result of which ARCP will be subject to increased risks associated with such debt financing, including an increased risk that the combined company’s cash flow could be insufficient to meet required payments on its debt. As of June 30, 2013, ARCP had indebtedness of $1.3 billion. Taking into account ARCP’s existing indebtedness, the incurrence of additional indebtedness in connection with the CapLease Merger, and the expected assumption of indebtedness in the CapLease Merger, ARCP’s pro forma consolidated indebtedness as of June 30, 2013, after giving effect to the CapLease Merger (but excluding the effect of the mergers), would be up to approximately $2.5 billion. Giving further pro forma effect to the indebtedness to be incurred in connection with the merger; ARCP would have had consolidated indebtedness as of June 30, 2013 of $3.8 billion.

ARCP’s existing credit facility contains various customary covenants, including financial maintenance covenants with respect to maximum consolidated leverage, maximum secured recourse indebtedness, minimum fixed charge coverage, minimum borrowing base interest coverage, maximum secured leverage, minimum tangible net worth and maximum variable rate indebtedness. Any failure to comply with these financial maintenance covenants would constitute a default under ARCP’s existing credit facility, and would prevent further borrowings thereunder.

ARCP’s increased indebtedness could have important consequences to holders of ARCP common stock, including:

•	increasing ARCP’s vulnerability to general adverse economic and industry conditions;
•	limiting ARCP’s ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements;
•	requiring the use of a substantial portion of ARCP’s cash flow from operations for the payment of principal and interest on its indebtedness, thereby reducing its ability to use its cash flow to fund working capital, acquisitions, capital expenditures and general corporate operating requirements;
•	limiting ARCP’s flexibility in planning for, or reacting to, changes in its business and industry; and
•	putting ARCP at a disadvantage compared to its competitors with less indebtedness.

If ARCP defaults under a loan (including any default in respect of the financial maintenance and negative covenants contained in ARCP’s credit facility and described above), it may automatically be in default under any other loan that has cross-default provisions (including ARCP’s credit facility), and further borrowings under ARCP’s credit facility will be prohibited, outstanding indebtedness under ARCP’s credit facility or such other loans may be accelerated, and to the extent ARCP’s credit facility or such other loans are secured by any properties or assets. Lenders under ARCP’s credit facility or such other loans may foreclose on the properties or other assets securing such indebtedness as a result.

Risk Factors Relating to ARCP Following the Merger

ARCP expects to incur substantial expenses related to the merger.

ARCP expects to incur substantial expenses in connection with completing the merger and integrating the properties and operations of ARCT IV that ARCP is acquiring with those of ARCP. While ARCP has assumed that a certain level of transaction and integration expenses would be incurred, there are a number of factors beyond its control that could affect the total amount or the timing of its integration expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. As a result, the transaction and integration expenses associated with the merger could, particularly in the near term, exceed the savings that ARCP expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings related to the integration of the businesses following the completion of the merger.

The ARCT IV Advisor will only provide support for a limited period of time under the ARCT IV Advisory Agreement.

The ARCT IV Advisory Agreement, which requires the ARCT IV Advisor to provide certain services to ARCT IV, including asset management, advisory services, and other essential services, has been terminated and will expire 60 days following the consummation of the merger, which we anticipate will occur during the fourth quarter of 2013. To the extent the employees and infrastructure of the combined company cannot adequately provide any such services to the combined company after the expiration of the advisory agreement, the operations and the market price of the combined company’s common stock would be adversely affected.

Following the merger, the combined company may be unable to integrate successfully the businesses of ARCP and ARCT IV and realize the anticipated benefits of the merger or do so within the anticipated timeframe.

The merger involves the combination of two companies which currently operate as independent public companies. Even though the companies are operationally similar, the combined company will be required to devote significant management attention and resources to integrating the properties and operations of ARCP and ARCT IV. It is possible that the integration process could result in the distraction of the combined company’s management, the disruption of the combined company’s ongoing business or inconsistencies in the combined company’s operations, services, standards, controls, procedures and policies, any of which could adversely affect the ability of the combined company to maintain relationships with tenants, vendors and employees or to fully achieve the anticipated benefits of the merger, including the expected annual general and administrative cost savings of up to $0.5 million, as well as a more efficient cost structure through eliminated acquisition and financing fees, reduced management fees and economies of scale.

The future results of the combined company will suffer if the combined company does not effectively manage its expanded operations following the merger.

Following the merger, the combined company may continue to expand its operations through additional acquisitions and other strategic transactions, some of which may involve complex challenges. The future success of the combined company will depend, in part, upon its ability to manage its expansion opportunities, integrate new operations into its existing business in an efficient and timely manner, successfully monitor its operations, costs, regulatory compliance and service quality, and maintain other necessary internal controls. The combined company cannot assure you that its expansion or acquisition opportunities will be successful, or that the combined company will realize its expected operating efficiencies, cost savings, revenue enhancements, synergies or other benefits.

The property portfolio of the combined company has a high concentration of properties in the quick service restaurant industry, making the combined company’s more vulnerable economically than if its investments were less focused on quick service restaurant-related assets.

Of the combined property portfolio of ARCP and ARCT IV, over 15% of total rental revenue will come from properties in the quick service restaurant industry. As a result, the combined company may be particularly subject to risks inherent in the quick service restaurant industry. A downturn in the commercial real estate industry generally could significantly adversely affect the value of the combined company’s properties. A downturn in the quick service restaurant industry could particularly negatively affect lessees’ ability to make lease payments to us and the combined company’s ability to make distributions to its stockholders. These adverse effects could be more pronounced than if the ARCP and ARCT IV further diversified their investments outside of real estate or if their combined portfolio did not have as high a concentration in quick service restaurant-related assets.

The property portfolio of the combined company has a high concentration of properties in Texas. The combined company’s properties may be adversely affected by economic cycles and risks inherent to the state of Texas.

Of the combined property portfolio of ARCP and ARCT IV, over 10% of total revenue will come from properties located in Texas. Any adverse situation that disproportionately affects Texas, may have a magnified adverse effect on the portfolio of the combined company. Real estate markets are subject to economic downturns, as they have been in the past, and the combined company cannot predict how economic conditions will impact this market in both the short and long term. Declines in the economy or a decline in the real estate market in the state of Texas could hurt our financial performance and the value of our properties. Factors that may negatively affect economic conditions in Texas include:

•	business layoffs or downsizing;
•	industry slowdowns;
•	relocations of businesses;
•	changing demographics;
•	increased telecommuting and use of alternative work places;
•	infrastructure quality;
•	any oversupply of, or reduced demand for, real estate;
•	concessions or reduced rental rates under new leases for properties where tenants defaulted; and
•	increased insurance premiums.

Increases in interest rates would increase ARCP’s debt service costs, may adversely affect any future refinancing of ARCP’s debt and its ability to incur additional debt, and could adversely affect ARCP’s financial condition, cash flow and results of operations.

Certain of ARCP’s borrowings bear interest at variable rates, and ARCP may incur additional debt in the future. Increases in interest rates would result in higher interest expenses on ARCP’s existing unhedged variable rate debt, and increase the costs of refinancing existing debt or incur new debt. Additionally, increases in interest rates may result in a decrease in the value of ARCP’s real estate and decrease the market price of its common stock and could accordingly adversely affect ARCP’s financial condition, cash flow and results of operations.

Payment of fees to the ARCP Manager and the ARCT IV Advisor reduces cash available for investment and distribution.

The ARCP manager will perform services for the combined company in connection with the selection, acquisition, financing, leasing and management of the combined company and its properties. The ARCP Manager will be paid substantial fees for these services, which reduce the amount of cash available for investment in properties or distribution to stockholders. Such fees and reimbursements include: (i) a management fee payable to the ARCP Manager equal to 0.50% per annum of its average unadjusted book value of the combined company’s real estate assets up to $3.0 billion, plus 0.40% per annum of such average unadjusted book value in excess of $3.0 billion, calculated and payable monthly in advance; and (ii) incentive fees equal to the difference between (1) the product of (x) 20% and (y) the difference between (I) the combined company’s Core Earnings (as defined below) for the previous 12-month period, and (II) the product of (A) the weighted average of the issue price per share of the combined company’s common stock of all of the combined company’s public offerings of common stock multiplied by the weighted average number of all shares of the combined company’s common stock outstanding (including any restricted shares of common stock and other shares of common stock underlying awards granted under one or more of the combined company’s equity incentive plans) in the previous 12-month period, and (B) 8.00%, and (2) the sum of any incentive fee paid to the ARCP Manager with respect to the first three calendar quarters of such previous 12-month period; provided, however, that no incentive fee is payable with respect to any calendar quarter unless Core Earnings for the 12 most recently completed calendar quarters is greater than zero. For the purpose of calculating incentive fees, “Core Earnings” means the net income (loss), computed in accordance with U.S. GAAP, excluding (i) non-cash equity compensation expense, (ii) incentive compensation, (iii) acquisition fees, (iv) financing fees, (v) depreciation and amortization, (vi) any unrealized gains or losses or other non-cash items that are included in net income for the applicable reporting period, regardless of whether such items are included in other comprehensive income or loss, or in net income, and (vii) one-time events pursuant to changes in GAAP and certain non-cash charges, in each case after discussions between the ARCP Manager and the Independent Directors and approved by a majority of the Independent Directors.

Additionally, pursuant to the ARCT IV Side Letter, the ARCT IV Advisor and the ARCT IV OP agreed that the ARCT IV Advisory Agreement will be extended for a 60 day period following the closing date of the merger. See “Related Agreements.” During such time, the ARCT IV Advisor will be entitled to receive certain fees, which reduce the amount of cash available for investment in properties or distribution to stockholders.

ARCP has a history of operating losses and cannot assure you that it will achieve profitability.

Since ARCP’s inception in 2010, it has experienced net losses (calculated in accordance with GAAP) each fiscal year and, as June 30, 2013, had an accumulated deficit of $379.5 million. The extent of ARCP’s future operating losses and the timing of when ARCP will achieve profitability are uncertain, and depends on the demand for, and value of, ARCP’s portfolio of properties and ARCP may never achieve or sustain profitability.

We are subject to risks associated with debt and capital stock financing.

ARCP intends to incur additional indebtedness in the future, including borrowings of up to $1.7 billion under its existing credit facility (under which ARCP has undrawn commitments of $1.025 billion and which contains an “accordion” feature to allow ARCP, under certain circumstances, to increase the commitments thereunder by $800 million). At October 14, 2013, ARCP had approximately $675 million of outstanding borrowings under its credit facility. To the extent that new indebtedness is added to ARCP’s current debt levels, the related risks that it now faces would increase. As a result, ARCP is and will be subject to risks associated with debt financing, including the risk that ARCP’s cash flow could be insufficient to meet required payments on its debt. ARCP also faces the risk that it may be unable to refinance or repay its debt as it comes due.

ARCP’s existing credit facility contains various customary covenants, including financial maintenance covenants with respect to maximum consolidated leverage ratio, maximum secured recourse indebtedness, minimum fixed charge coverage, minimum borrowing base interest coverage, maximum secured leverage, minimum tangible net worth and maximum variable rate indebtedness. In addition, ARCP’s existing credit facility contains certain customary negative covenants that restrict the ability of ARCP OP to incur secured indebtedness, and the ability of ARCP OP’s subsidiaries that are party to the credit facility to incur indebtedness. Any failure to comply with these financial maintenance covenants and negative covenants would constitute a default under ARCP’s existing credit facility, and would prevent further borrowings thereunder.

ARCP’s indebtedness could also have other important consequences, including:

•	Increasing ARCP’s vulnerability to general adverse economic and industry conditions;
•	Limiting ARCP’s ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements;
•	Requiring the use of a substantial portion of ARCP’s cash flow from operations for the payment of principal and interest on indebtedness, thereby reducing its ability to use its cash flow to fund working capital, acquisitions, capital expenditures and general corporate requirements;
•	Limiting ARCP’s flexibility in planning for, or reacting to, changes in its business and industry; and
•	Putting ARCP at a disadvantage compared to its competitors with less indebtedness.

If ARCP defaults under a loan (including any default in respect of the financial maintenance and negative covenants contained in ARCP’s credit facility described above), it may automatically be in default under any other loan that has cross-default provisions (including ARCP’s credit facility), and former borrowings under

ARCP’s credit facility or such other loans may be accelerated, and to the extent ARCP’s credit facility or such other loans are secured by any properties or assets, lenders under ARCP’s credit facility or such other loans may foreclose on the properties or other assets securing such indebtedness as a result.

ARCP’s credit facility contains provisions that could limit its ability to pay certain restricted payments, including, dividends and other distributions in respect of ARCP’s capital stock.

ARCP’s credit facility imposes limitations on ARCP’s ability to make certain restricted payments. Payment of such dividends and other distributions in respect of ARCP’s capital stock would constitute a restricted payment under ARCP’s credit facility. The credit agreement for ARCP’s credit facility provides that, in order to make such a restricted payment, there must not be a continuing default under the credit facility at the time of payment or a default resulting from such payment and the amount of such payment, when added with all other restricted payments, cannot exceed (i) 110% of ARCP’s FFO for fiscal year 2013, (ii) 105% of ARCP’s FFO for fiscal year 2014 (assuming such payment is made on or after January 1, 2014 and on or prior to December 31, 2014) and (iii) 95% of ARCP’s FFO at any time thereafter. When dividends or other distributions to holders of ARCP’s capital stock become payable, ARCP may be unable to satisfy the conditions required to make such a restricted payment under its credit facility and, therefore, may be unable to fund such an obligation from borrowings under such credit facility or at all without the approval of the lenders thereunder. Further, if ARCP makes such a restricted payment, ARCP’s ability to make other restricted payments will be further constrained.

ARCP is more highly leveraged than ARCT IV and may become increasingly leveraged after the consummation of the merger.

Upon consummation of the merger, the combined company may be more highly leveraged than ARCP and ARCT IV on an absolute basis and more highly leveraged than ARCT IV as a percentage of total assets, thereby exposing stockholders to greater risk and, if ARCP’s leverage increases, exposing ARCP to greater risk, possible limitations on future capital plans and acquisitions, if any. In connection with the merger, ARCP expects to assume ARCT IV’s existing mortgage debt, which as of June 30, 2013, aggregated approximately $2.1 million. In addition, the combined company expects to have access to $2.6 billion of debt, subject to certain conditions. The combined company’s degree of leverage could affect its ability to obtain any additional financing in the future for working capital, capital expenditures, acquisitions, development or other general corporate purposes. The combined company’s degree of leverage could also make the combined company more vulnerable to a downturn in business or the economy generally. If the combined company becomes more leveraged in the future, the resulting increase in debt service requirements could cause it to default on its obligations, which could materially and adversely affect the combined company.

The market price of ARCP common stock may decline as a result of the merger.

The market price of ARCP common stock may decline as a result of the merger if the combined company does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts, or the effect of the merger on ARCP’s financial results is not consistent with the expectations of financial or industry analysts.

In addition, following the effective time of the merger, ARCP stockholders and former ARCT IV stockholders will own interests in a combined company operating an expanded business with a different mix of properties, risks and liabilities. Current stockholders of ARCP and ARCT IV may not wish to continue to invest in the combined company, or for other reasons may wish to dispose of some or all of their shares of ARCP common stock. If, following the effective time of the merger, there is selling pressure on ARCP common stock that exceeds demand on the market price, the price of ARCP common stock could decline.

After the merger is completed, ARCT IV stockholders who receive ARCP common stock in the merger will have different rights that may be less favorable than their current rights as ARCT IV stockholders.

After the consummation of the merger, ARCT IV stockholders will have different rights than they currently have as ARCT IV stockholders, including without limitation, voting rights and access to records. For a detailed discussion of the significant differences between your rights as a stockholder of ARCT IV and your rights as a stockholder of ARCP, see “Comparison of Rights of ARCP Stockholders and ARCT IV Stockholders” beginning on page 167.

ARCP cannot assure you that it will be able to continue paying distributions at the current rate.

As noted elsewhere in this proxy statement/prospectus, ARCP plans to continue its current monthly distribution practices following the merger. However, ARCP stockholders may not receive the same distributions following the merger for various reasons, including the following:

•	as a result of the merger and the issuance of shares of ARCP common stock in connection with the merger, the total amount of cash required for ARCP to pay distributions at its current rate will increase;
•	ARCP may not have enough cash to pay such distributions due to changes in ARCP’s cash requirements, capital spending plans, cash flow or financial position;
•	decisions on whether, when and in which amounts to make any future distributions will remain at all times entirely at the discretion of the ARCP Board, which reserves the right to change ARCP’s dividend practices at any time and for any reason;
•	ARCP may desire to retain cash to maintain or improve its credit ratings; and
•	the amount of dividends or other distributions that ARCP’s subsidiaries may distribute to ARCP may be subject to restrictions imposed by state law, restrictions that may be imposed by state regulators and restrictions imposed by the terms of any current or future indebtedness that these subsidiaries may incur.

ARCP’s stockholders have no contractual or other legal right to dividends or distributions that have not been declared.

An adverse judgment in a lawsuit challenging the merger may prevent the merger from becoming effective or from becoming effective within the expected timeframe.

If any purported stockholders file lawsuits challenging the merger, we cannot assure you as to the outcome of these lawsuits, including the costs associated with defending these claims or any other liabilities that may be incurred in connection with the litigation or settlement of these claims. If plaintiffs are successful in obtaining an injunction prohibiting the parties from completing the merger on the agreed-upon terms, such an injunction may prevent the completion of the merger in the expected time frame, or may prevent it from being completed altogether. Whether or not the plaintiffs’ claims are successful, this type of litigation is often expensive and diverts management’s attention and resources, which could adversely affect the operation of our businesses.

Counterparties to certain significant agreements with ARCP and/or ARCT IV may have consent rights in connection with the merger.

Each of ARCP and ARCT IV is party to certain agreements that give the counterparty certain rights, including consent rights, in connection with “change in control” transactions. Under certain of these agreements, the merger may constitute a “change in control” and, therefore, the counterparty may assert its rights in connection with the merger. Any such counterparty may request modifications of its agreements as a condition to granting a waiver or consent under those agreements and there can be no assurance that such counterparties will not exercise their rights under the agreements, including termination rights where available. In addition, the failure to obtain consent under one agreement may be a default under agreements and, thereby, trigger rights of the counterparties to such other agreements, including termination rights where available.

ARCP may incur adverse tax consequences if ARCT IV fails to qualify as a REIT for U.S. federal income tax purposes.

If ARCT IV has failed or fails to qualify as a REIT for U.S. federal income tax purposes and the merger is completed, ARCP may inherit significant tax liabilities and could lose its REIT status should disqualifying activities continue after the merger.

REITs are subject to a range of complex organizational and operational requirements.

In order to qualify as a REIT, ARCP must distribute to its stockholders with respect to each taxable year at least 90% of its REIT taxable income (which does not equal net income, as calculated in accordance with GAAP), without regard to the deduction for dividends paid and excluding net capital gain. A REIT must also meet certain requirements with respect to the nature of its income and assets, and the ownership of its stock. For any taxable year that ARCP fails to qualify as a REIT, it will not be allowed a deduction for dividends paid to its stockholders in computing taxable income and thus would become subject to U.S. federal income tax as if it were a regular taxable corporation. In such an event, ARCP could be subject to potentially significant tax liabilities. Unless entitled to relief under certain statutory provisions, ARCP would also be disqualified from treatment as a REIT for the four taxable years following the year in which it lost its qualification. If ARCP failed to qualify as a REIT, the market price of ARCP common stock may decline, and ARCP may need to reduce substantially the amount of distributions to its stockholders because of its potentially increased tax liability. For a more detailed discussion of the complex organizational and operational requirements applicable to REITS, see “Material U.S. Federal Income Tax Consequences — Material U.S. Federal Income Tax Consequences of Owning and Disposing of ARCP Common Stock and Series F Preferred Stock.”

ARCP’s level of indebtedness may increase upon completion of the merger and, if it does, increase the related risks ARCP now faces.

In connection with the merger, ARCP will incur additional indebtedness and will assume certain indebtedness of ARCT IV, as a result of which ARCP will be subject to increased risks associated with such debt financing, including an increased risk that the combined company’s cash flow could be insufficient to meet required payments on its debt. As of June 30, 2013, ARCP had indebtedness of $1.3 billion. Taking into account ARCT IV, the incurrence of additional indebtedness in connection with the merger, including the assumption of indebtedness in the merger, ARCP’s pro forma consolidated indebtedness as of June 30, 2013, after giving effect to the merger, would be approximately $2.6 billion, equal to a leverage ratio of approximately 51%. Giving further pro forma effect to the indebtedness to be incurred in the CapLease Merger, ARCP would have had consolidated indebtedness as of June 30, 2013 of $3.8 billion.

ARCP’s increased indebtedness could have important consequences to holders of its common stock and preferred stock, including ARCT IV stockholders who receive ARCP common stock in the merger, including:

•	increasing ARCP’s vulnerability to general adverse economic and industry conditions;
•	limiting ARCP’s ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements;
•	requiring the use of a substantial portion of ARCP’s cash flow from operations for the payment of principal and interest on its indebtedness, thereby reducing its ability to use its cash flow to fund working capital, acquisitions, capital expenditures and general corporate operating requirements;
•	limiting ARCP’s flexibility in planning for, or reacting to, changes in its business and its industry; and
•	putting ARCP at a disadvantage compared to its competitors with less indebtedness.

If ARCP defaults under a mortgage loan, it may automatically be in default under any other loan that has cross-default provisions, and it may lose the properties securing these loans as a result. Although ARCP anticipates that it will pay off its mortgage payables as soon as prepayment penalties and other costs make it economically feasible to do so, ARCP cannot anticipate when such payment will occur.

ARCP’s substantial indebtedness and any constraints on credit may impede its operating performance, and put ARCP at a competitive disadvantage.

ARCP’s substantial indebtedness may harm its business and operating results by (1) requiring ARCP to use a substantial portion of its available liquidity to pay required debt service and/or repayments or establish additional reserves, which would reduce amounts available for distributions, (2) placing ARCP at a competitive disadvantage compared to competitors that have less debt or debt at more favorable terms,

(3) making ARCP more vulnerable to economic and industry downturns and reducing its flexibility in responding to changing business and economic conditions, and (4) limiting ARCP’s ability to borrow more money for operations or capital expenditures. In addition, increases in interest rates may impede ARCP’s operating performance and put ARCP at a competitive disadvantage. Further, payments of required debt service or amounts due at maturity, or creation of additional reserves under loan agreements, could adversely affect ARCP’s financial condition and ability to pay distributions.

Risks Associated with the Series F Preferred Stock

The Series F Preferred Stock is subordinate to ARCP’s existing and future debt, and the interests of the ARCT IV stockholders in the Series F Preferred Stock could be diluted by the issuance of additional shares of preferred stock and by other transactions.

The Series F Preferred Stock will rank junior to all of ARCP’s existing and future indebtedness, and other non-equity claims on ARCP and ARCP’s assets available to satisfy claims against ARCP, including claims in bankruptcy, liquidation or similar proceedings. ARCP’s existing debt includes restrictions on its ability to pay dividends to preferred stockholders, and its future debt may include similar restrictions. ARCP’s charter currently authorizes the issuance of up to 100,000,000 shares of preferred stock in one or more classes or series. Currently, there are 28,398,213 shares of Series C Preferred Stock (having an aggregate liquidation preference of $445 million) issued and outstanding. Upon the consummation of the CapLease Merger, (i) the Series C Preferred Stock will convert into 1.4 million shares of ARCP common stock and $435.6 million in cash and (ii) ARCP will issue 21.7 million shares of Series D Preferred Stock (having an aggregate liquidation preference of $295.4 million). Subject to limitations prescribed by Maryland law and ARCP’s charter, ARCP’s board of directors is authorized to issue, from ARCP’s authorized but unissued shares of capital stock, preferred stock in such classes or series as ARCP’s board of directors may determine and to establish from time to time the number of shares of preferred stock to be included in any such class or series. The issuance of additional shares of Series F Preferred Stock or additional shares of preferred stock on parity with Series F Preferred Stock, including the Series D Preferred Stock would dilute the interests of the holders of Series F Preferred Stock and could adversely affect ARCP’s ability to pay dividends on, redeem or pay the liquidation preference on the Series F Preferred Stock. Other than the conversion right afforded to holders of Series F Preferred Stock that may become exercisable in connection with certain changes of control as described in this registration statement under the heading “Description of ARCP Shares — Series F Cumulative Redeemable Preferred Stock — Conversion Rights,” none of the provisions relating to the Series F Preferred Stock contain any terms relating to or limiting ARCP’s indebtedness or affording the holders of Series F Preferred Stock protection in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all ARCP’s assets, that might adversely affect the holders of Series F Preferred Stock, so long as the rights of the holders of Series F Preferred Stock are not materially and adversely affected.

The Series F Preferred Stock has not been rated.

We have not sought to obtain a rating for the Series F Preferred Stock. No assurance can be given, however, that one or more rating agencies might not independently determine to issue such a rating or that such a rating, if issued, would not adversely affect the market price of the Series F Preferred Stock. In addition, we may elect in the future to obtain a rating of the Series F Preferred Stock, which could adversely impact the market price of the Series F Preferred Stock if such rating is unfavorable. Ratings only reflect the views of the rating agency or agencies issuing the ratings and such ratings could be revised downward or withdrawn entirely at the discretion of the issuing rating agency if in its judgment circumstances so warrant. Any such downward revision or withdrawal of a rating could have an adverse effect on the market price of the Series F Preferred Stock.

As a holder of Series F Preferred Stock, you will have extremely limited voting rights.

Your voting rights as a holder of Series F Preferred Stock will be limited. ARCP common stock is the only class of ARCP securities that carry full voting rights. Voting rights for holders of Series F Preferred Stock exist primarily with respect to the ability to elect two additional directors to ARCP’s board of directors in the event that eighteen monthly dividends (whether or not consecutive) payable on the Series F Preferred

Stock are in arrears, and with respect to voting on amendments to ARCP’s charter or articles supplementary relating to the Series F Preferred Stock that (i) materially and adversely affects any right, preference, privilege or voting power of the holders of Series F Preferred Stock, (ii) authorizes, creates or issues, or increases the number of authorized or issued shares of, any class or series of ARCP ranking senior to the Series F Preferred Stock with respect to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of ARCP, or reclassifies any authorized stock of ARCP as into any such shares, or creates, authorizes or issues any obligation or security convertible into, exchangeable or exercisable for, or evidencing the right to purchase, any such shares or (iii) (a) enters into any share exchange that affects shares of Series F Preferred Stock, (b) consolidates with or merges into any other entity, or (c) permits any other entity to consolidate with or merge into ARCP, subject to certain exceptions. Other than the limited circumstances described in this registration statement, holders of Series F Preferred Stock will not have any voting rights. See “Description of ARCP Shares — Series F Cumulative Redeemable Preferred Stock — Voting Rights.”

ARCP’s cash available for distributions may not be sufficient to pay dividends on the Series F Preferred Stock at expected levels, and ARCP cannot assure you of its ability to pay dividends in the future. ARCP may use borrowed funds or funds from other sources to pay dividends, which may adversely impact its operations.

ARCP intends to pay regular monthly dividends to its preferred stockholders. Distributions declared by ARCP will be authorized by its board of directors in its sole discretion out of funds legally available for distribution and will depend upon a number of factors, including ARCP’s earnings, ARCP’s financial condition, the requirements for qualification as a REIT, restrictions under applicable law, ARCP’s need to comply with the terms of its existing financing arrangements, ARCP’s capital requirements of and other factors as its board of directors may deem relevant from time to time. ARCP may be required to fund distributions from working capital, borrowings under its existing credit facilities, proceeds of this offering or a sale of assets to the extent distributions exceed earnings or cash flows from operations. Funding distributions from working capital would restrict ARCP’s operations. If ARCP borrows from its existing credit facilities in order to pay distributions, it would be more limited in its ability to execute its strategy of using such credit facilities to fund acquisitions or capital improvements. If ARCP is required to sell assets to fund dividends, such asset sales may occur at a time or in a manner that is not consistent with its disposition strategy. If ARCP borrows to fund dividends, its leverage ratios and future interest costs would increase, thereby reducing its earnings and cash available for distribution from what they otherwise would have been. ARCP may not be able to pay dividends in the future. In addition, some of ARCP’s distributions may be considered a return of capital for U.S. federal income tax purposes. If ARCP makes distributions in excess of its current and accumulated earnings and profits, such distributions generally would be considered a return of capital for U.S. federal income tax purposes to the extent of a holder’s adjusted tax basis in its shares. A return of capital is not taxable, but it reduces a holder’s adjusted tax basis in its shares. Distributions that exceed the adjusted tax basis of a holder’s shares will be treated as gain from the sale or exchange of such shares.

You may not be permitted to exercise conversion rights upon a change of control. If exercisable, the change of control conversion feature of the Series F Preferred Stock may not adequately compensate you, and the change of control conversion and redemption features of the Series F Preferred Stock may make it more difficult for a party to take over ARCP or discourage a party from taking over ARCP.

Upon the occurrence of a change of control, as a result of which neither ARCP nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such common securities) listed on the New York Stock Exchange or the NYSE, the NYSE Amex Equities or the NYSE Amex, or NASDAQ, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE Amex or NASDAQ, holders of Series F Preferred Stock will have the right to convert some or all of their Series F Preferred Stock into ARCP common stock. Notwithstanding that ARCP generally may not redeem the Series F Preferred Stock prior to the fifth anniversary of the date on which the Series F Convertible Stock is first issued, ARCP has a special optional redemption right to redeem the Series F Preferred Stock in the event of a change of control subject to the conditions described above, and holders of Series F Preferred Stock will not have the right to convert any shares that ARCP has already elected to redeem. See “Description of ARCP Shares — Series F Cumulative Redeemable Preferred Stock — Conversion Rights” and “Description of ARCP Shares — Series F Cumulative Redeemable Preferred

Stock — Redemption.” Upon such a conversion, the holders will be limited to a maximum number of shares of ARCP common stock equal to the Share Cap multiplied by the number of Series F Preferred Stock converted. If the Common Stock Price (as defined in “Description of ARCP Shares — Series F Cumulative Redeemable Preferred Stock — Conversion Rights”) is less than $6.31 (which is approximately 50% of the per share closing sale price of ARCP common stock on October 11, 2013), subject to adjustment, each holder will receive a maximum of 3.96 shares of ARCP common stock per share of Series F Preferred Stock, which may result in a holder receiving value that is less than the liquidation preference of the Series F Preferred Stock. In addition, those features of the Series F Preferred Stock may have the effect of inhibiting a third party from making an acquisition proposal for ARCP or of delaying, deferring or preventing a change of control of ARCP under circumstances that otherwise could provide the holders of ARCP common stock and Series F Preferred Stock with the opportunity to realize a premium over the then-current market price or that stockholders may otherwise believe is in their best interests.

There is no established trading market for the Series F Preferred Stock and listing on NASDAQ does not guarantee a market for the Series F Preferred Stock.

The Series F Preferred Stock is a new issue of securities with no established trading market. We intend to file an application to list the Series F Preferred Stock on NASDAQ, but there can be no assurance that NASDAQ will approve the Series F Preferred Stock for listing.

Even if NASDAQ approves the Series F Preferred Stock for listing, there is no guarantee the Series F Preferred Stock will remain listed on NASDAQ or any other nationally recognized exchange. If the Series F Preferred Stock is delisted from the NASDAQ or another nationally recognized exchange, we could face significant material adverse consequences, including:

•	a limited availability of market quotations for the Series F Preferred Stock;
•	reduced liquidity with respect to the Series F Preferred Stock;
•	a determination that the Series F Preferred Stock is “penny stock,” which will require brokers trading in the Series F Preferred Stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for the Series F Preferred Stock; and
•	a decreased ability to issue additional securities or obtain additional financing in the future.

Moreover, even if NASDAQ approves the Series F Preferred Stock for listing, an active trading market on NASDAQ for the Series F Preferred Stock may not develop or, if it does develop, may not last, in which case the market price of the Series F Preferred Stock could be materially and adversely affected.

The Series F Preferred Stock may trade at a discount to its liquidation preference, or notional value, and the market price and trading volume of the Series F Preferred Stock may fluctuate significantly and be volatile due to numerous circumstances beyond ARCP’s control.

The Series F Preferred Stock is a new issue of securities with no established trading market. ARCP intends to file an application to list the Series F Preferred Stock on NASDAQ, but there can be no assurance that NASDAQ will approve the Series F Preferred Stock for listing. If NASDAQ approves the Series F Preferred Stock for listing and if an active trading market does develop on NASDAQ, the Series F Preferred Stock may trade at prices lower than the initial purchase price, and the market price of the Series F Preferred Stock would depend on many factors, including, but not limited to:

•	prevailing interest rates;
•	the market rate for similar securities;
•	general economic and financial market conditions;
•	ARCP’s issuance, as well as the issuance by its subsidiaries, of additional preferred equity or debt securities; and
•	ARCP’s financial condition, cash flows, liquidity, results of operations, funds from operations and prospects.

The trading prices of common and preferred equity securities issued by REITs and other real estate companies historically have been affected by changes in market interest rates. One of the factors that may influence the market price of the Series F Preferred Stock is the annual yield from distributions on the Series F Preferred Stock as compared to yields on other financial instruments. An increase in market interest rates may lead prospective purchasers of the Series F Preferred Stock to demand a higher annual yield, which could reduce the market price of the Series F Preferred Stock. Additionally, the market price of the Series F Preferred Stock may be affected by the size of the offering. If an imbalance exists between the demand for and supply of shares of Series F Preferred Stock being offered, the market price of the Series F Preferred Stock may be adversely affected.

Future offerings of debt securities or shares of ARCP’s capital stock ranking senior to the Series F Preferred Stock with respect to the distribution of assets upon ARCP’s liquidation, dissolution or winding up may adversely affect the market price of the Series F Preferred Stock.

If ARCP decides to issue debt securities or shares of capital stock ranking senior to the Series F Preferred Stock with respect to the distribution of assets upon ARCP’s liquidation, dissolution or winding up in the future, it is possible that these securities will be governed by an indenture or other instrument containing covenants restricting ARCP’s operating flexibility. Additionally, any convertible or exchangeable debt securities that ARCP issues in the future may have rights, preferences and privileges more favorable than those of the Series F Preferred Stock and may result in dilution to owners of the Series F Preferred Stock. ARCP and, indirectly, ARCP’s stockholders, will bear the cost of issuing and servicing such securities. Because ARCP’s decision to issue debt securities or shares of its capital stock ranking senior to the Series F Preferred Stock as to distribution rights and rights upon ARCP’s liquidation, dissolution or winding up in any future offering will depend on market conditions and other factors beyond ARCP’s control, ARCP cannot predict or estimate the amount, timing or nature of its future offerings. Thus holders of the Series F Preferred Stock will bear the risk of ARCP’s future offerings reducing the market price of the Series F Preferred Stock and diluting the value of their share holdings in ARCP.

The Articles Supplementary establishing the terms of the Series F Preferred Stock will contain restrictions upon ownership and transfer of the Series F Preferred Stock.

The Articles Supplementary establishing the terms of the Series F Preferred Stock will contain restrictions on ownership and transfer of the Series F Preferred Stock intended to assist ARCP in maintaining its status as a REIT for United States federal and/or state income tax purposes. For example, the terms of the Series F Preferred Stock will restrict any person from acquiring actual or constructive ownership of more than 9.8% (in value or number of shares, whichever is more restrictive) of the outstanding Series F Preferred Stock. See “Description of ARCP Shares — Restrictions on Transfer and Ownership of Stock” beginning on page 79. These restrictions could have anti-takeover effects and could reduce the possibility that a third party will attempt to acquire control of ARCP, which could adversely affect the market price of the Series F Preferred Stock.

ARCP and ARCT IV Face Other Risks.

The risks listed above are not exhaustive, and you should be aware that following the merger, ARCP and ARCT IV will face various other risks, including those discussed in reports filed by ARCP and ARCT IV with the SEC. See “Where You Can Find More Information; Incorporation by Reference” beginning on page 180.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus, including information included or incorporated by reference in this proxy statement/prospectus, may contain certain forecasts and other forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Generally, the words “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions identify forward-looking statements and any statements regarding the benefits of the merger, or ARCP’s or ARCT IV’s future financial condition, results of operations and business are also forward-looking statements. Without limiting the generality of the preceding sentence, certain statements contained in the sections “The Merger — Background of the Merger” beginning on page 88, “The Merger — Recommendation of the ARCT IV Board and Its Reasons for the Merger” beginning on page 101, “The Merger — Certain Prospective Financial Information Reviewed by ARCT IV” beginning on page 113 constitute forward-looking statements.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, most of which are difficult to predict and many of which are beyond ARCP’s and ARCT IV’s control. These include the factors described above in “Risk Factors” and under the caption “Risk Factors” in ARCP’s Annual Report on Form 10-K for the year ended December 31, 2012, subsequent Quarterly Reports on Form 10-Q and subsequent current reports on Form 8-K, as well as:

•	each company’s success in implementing its business strategy and its ability to identify, underwrite, finance, consummate and integrate diversifying acquisitions or investments;
•	the nature and extent of future competition;
•	increases in each company’s cost of borrowing as a result of changes in interest rates and other factors;
•	each company’s ability to pay down, refinance, restructure and/or extend its indebtedness as it becomes due;
•	the ability and willingness of each company’s tenants to renew their leases upon expiration of the leases and each company’s ability to reposition its properties on the same or better terms in the event such leases expire and are not renewed by the tenants or in the event either company exercises its right to replace an existing tenant upon default;
•	the impact of any financial, accounting, legal or regulatory issues or litigation that may affect either company or its major tenants;
•	risks associated with the ability to consummate the merger and the timing of the consummation of the merger;
•	the risk that the anticipated benefits from the merger may not be realized or may take longer to realize than expected;
•	unexpected costs or unexpected liabilities that may arise from the merger or other transactions, whether or not consummated; and
•	each company’s ability and willingness to maintain its qualification as a REIT due to economic, market, legal, tax or other considerations.

Should one or more of the risks or uncertainties described above or elsewhere in reports incorporated by reference herein occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this proxy statement/prospectus or the date of any document incorporated by reference in this proxy statement/prospectus, as applicable.

All forward-looking statements, expressed or implied, included in this proxy statement/prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that ARCP, ARCT IV or persons acting on their behalf may issue.

Except as otherwise required by applicable law, ARCP and ARCT IV disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section. See also “Where You Can Find More Information; Incorporation by Reference” beginning on page 180.

THE COMPANIES

American Realty Capital Properties, Inc. and Thunder Acquisition, LLC

American Realty Capital Properties, Inc.

ARCP is a Maryland corporation incorporated in December 2010 that qualifies as a REIT for U.S. federal income tax purposes commencing with its taxable year ended December 31, 2011. In July 2011, ARCP commenced an initial public offering on a “reasonable best efforts” basis, which closed on September 6, 2011. ARCP common stock began trading on The NASDAQ Capital Market under the symbol “ARCP” on September 7, 2011. On February 28, 2013, ARCP common stock was transferred to The NASDAQ Global Select Market, in connection with the consummation of its merger with American Realty Capital Trust III, Inc.

ARCP acquires, owns and operates single-tenant, freestanding commercial real estate properties. ARCP has acquired properties with a combination of long-term and medium-term leases and intends to continue to acquire properties with approximately 70% long-term leases and 30% medium-term leases, with an average remaining lease term of 10 to 12 years. ARCP considers properties that are leased on a “medium-term” basis to mean properties originally leased long-term (ten years or longer) that currently have a primary remaining lease duration of generally three to eight years, on average. ARCP expects this investment strategy to develop growth potential from below market leases. Additionally, ARCP owns a portfolio that uniquely combines a portfolio of properties with stable income from high credit quality tenants, with properties that have substantial growth opportunities.

Substantially all of ARCP’s business is conducted through its operating partnership, the ARCP OP, of which ARCP is the sole general partner.

As of June 30, 2013, (excluding one vacant property classified as held for sale), ARCP owned 1,181 properties consisting of 19.4 million square feet, 100% leased with a weighted average remaining lease term of 9.9 years. In constructing its portfolio, ARCP is committed to diversification (industry, tenant and geography). As of June 30, 2013, rental revenues derived from investment grade tenants and tenants affiliated with investment grade entities as determined by a major rating agency approximated 69% (the rating of each parent company has been attributed to its wholly owned subsidiary for purposes of this disclosure). ARCP’s strategy encompasses receiving the majority of its revenue from investment grade tenants as ARCP further acquires properties and enters into (or assumes) medium-term lease and long-term lease arrangements.

In connection with the merger, the ARCT IV Advisor will sell to the ARCP OP certain furniture, fixtures, equipment and other assets used by the ARCT IV Advisor in connection with managing the property level business and operations of ARCT IV and the ARCT IV OP, as described under “Related Agreements” on page 165.

ARCP’s principal executive offices are located at 405 Park Avenue, 15th Floor, New York, New York 10022, and its telephone number is (212) 415-6500.

Merger Sub is a Delaware limited liability company and a direct wholly owned subsidiary of the ARCP OP that was formed for the purpose of entering into the merger agreement.

Additional information about ARCP and its subsidiaries is included in documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information; Incorporation by Reference” on page 180.

American Realty Capital Trust IV, Inc.

ARCT IV is a Maryland corporation incorporated in February 2012 that qualified as a REIT for U.S. federal income tax purposes commencing with its initial taxable year ended December 31, 2012. ARCT IV is a non-traded REIT. ARCT IV was formed to acquire a diversified portfolio of commercial real estate, which consists primarily of freestanding single tenant properties net leased to investment grade and other credit worthy tenants. In June 2012, ARCT IV commenced an initial public offering on a “reasonable best efforts” basis to sell up to 60.0 million shares of common stock, excluding 10.0 million shares issuable pursuant to a distribution reinvestment plan, offered at a price of $25.00 per share, subject to certain volume and other discounts, which we refer to as the ARCT IV IPO. In September 2012, ARCT IV commenced real estate operations. As of September 19, 2013, ARCT IV had issued 70,214,967 million shares of ARCT IV common stock in connection with its initial public offering and had issued 885,216 million shares of ARCT IV common stock under its distribution reinvestment plan. As of September 19, 2013, ARCT IV had 71,107,650 shares of common stock outstanding, including unvested restricted shares and shares issued pursuant to ARCT IV’s distribution reinvestment plan.

Substantially all of ARCT IV’s business is conducted through the ARCT IV OP, of which ARCT IV is the sole general partner.

As of June 30, 2013, ARCT IV owned 585 properties comprised of 5.9 million square feet, which were 100% leased with a weighted average remaining lease term of 11.7 years. In constructing the portfolio, ARCT IV has been committed to diversification by industry, tenant and geography.

ARCT IV’s principal executive offices are located at 405 Park Avenue, 15th Floor, New York, New York 10022, and its telephone number is (212) 415-6500.

ARCT IV and ARCP each were sponsored, directly or indirectly, by ARC. The ARCT IV Advisor is a Delaware limited liability company wholly owned by ARC. ARC Properties Advisors, LLC, which we refer to as the ARCP Manager, is a Delaware limited liability company wholly owned by ARC and is ARCP’s external manager. ARC and its affiliates, including the ARCT IV Advisor and ARCP Manager, provide investment, management and advisory services, as well as certain acquisition and debt capital services to ARCT IV and ARCP, as applicable. ARCT IV and ARCP pay management fees and certain other fees to, and reimburse certain expenses of, the ARCT IV Advisor and ARCP Manager, respectively. Affiliates of ARC also provide similar services for American Realty Capital New York Recovery REIT, Inc., Phillips Edison — ARC Shopping Center REIT Inc., American Realty Capital — Retail Centers of America, Inc., American Realty Capital Healthcare Trust, Inc., American Realty Capital Daily Net Asset Value Trust, Inc., ARC Realty Financial Trust, Inc., American Realty Capital Global Trust, Inc., American Realty Capital Healthcare Trust II, Inc., American Realty Capital Trust V, Inc., Phillips Edison — ARC Grocery Center REIT II, Inc. and American Realty Capital Hospitality Trust, Inc. Certain of these ARC-sponsored REITs have investment strategies substantially similar to those of ARCT IV, ARCP and the combined company.

The Combined Company

ARCT IV and ARCP’s indebtedness consist primarily of (i) certain property level mortgage indebtedness of each of ARCT IV and ARCP, (ii) the Revolving Credit Agreement (as defined in the Merger Agreement), with respect to ARCT IV, (iii) ARCP’s outstanding convertible notes described elsewhere herein and (iv) ARCP’s existing credit facility. ARCP intends to pay for the cash portion of the merger consideration with up to $1.7 billion of financing under ARCP’s credit facility (subject to the terms and conditions described elsewhere herein). We anticipate that, upon the consummation of the merger, ARCP’s existing indebtedness will remain outstanding (and, to the extent additional borrowings under ARCP’s credit facility are made to fund a portion of the merger consideration, will be increased by the amount thereof) and the surviving entity of the merger will assume certain immaterial property level mortgage indebtedness of ARCT IV. In addition, we anticipate that the Revolving Credit Agreement of ARCT IV will be terminated and repaid in full substantially simultaneously with the consummation of the merger. In connection therewith, we expect that we will approach one or more lenders under the Revolving Credit Agreement to become a lender under, or (if an existing lender) to increase its commitments in respect of, ARCP's existing credit facility, however, we can provide no assurance that any such lenders will agree to so become a lender under, or to increase its commitments in respect of, ARCP’s existing credit facility, and, to the extent any agent under ARCP’s existing credit facility has any right to approve any such new lender, we can provide no assurance that such approval will be obtained.

ARCT IV’s and ARCP’s properties consist primarily of freestanding single-tenant commercial properties net leased to investment grade (as determined by major credit rating agencies) and other creditworthy tenants that are diversified by tenant, industry and geography. Each of ARCP and ARCT IV monitors the credit quality of its overall portfolio, including its non-investment grade tenants, to assess the near- and long-term likelihood that such tenants will meet their rental payment obligations. Prior to the approval of any property acquisition by the board of directors of ARCP or ARCT IV, the credit quality of the tenants of such property is assessed and discussed. After each acquisition, for investment grade rated, rated but not investment grade and larger non-rated tenants, which comprise the majority of each company’s tenant base, each company utilizes Moody’s CreditEdge, which monitors the credit of publicly traded companies, and Moody’s RisCalc, through which implied ratings and estimated default frequencies for private companies may be developed. ARCP and ARCT IV each reviews the credit quality of their respective portfolios on an ongoing, monthly basis based on available information. Each company analyzes the ability of tenants to meet current rent obligations and the likelihood that such ability will continue through the end of the lease term. In addition, each company receives from selected tenants monthly store financial information, which allows it to monitor the operations of specific locations for rent coverage. Both ARCP’s and ARCT IV’s portfolios of real estate investment properties (excluding one vacant property held by ARCP) were 100% leased as of June 30, 2013. ARCT IV’s portfolio focuses on entering into (or assuming) long-term lease arrangements and targets assets at or below replacement cost, while ARCP focuses on entering into (or assuming) both medium-term leases and long-term leases and purchasing properties both at or below replacement cost and properties with vintage in-place rents at valuations significantly below replacement cost. As of June 30, 2013, ARCT IV owned 585 properties consisting of 5.9 million square feet, which were 100% leased with a weighted average remaining lease term of 11.7 years. As of June 30, 2013, rental revenues derived by ARCT IV from investment grade tenants and tenants affiliated with investment grade entities as determined by a major rating agency approximated 40% (the rating of each parent company has been attributed to its wholly owned subsidiary for purposes of this disclosure). As of June 30, 2013, excluding one vacant property classified as held for sale, ARCP owned 1,181 properties consisting of 19.4 million square feet, which were 100% leased with a weighted average remaining lease term of 9.9 years. As of June 30, 2013, rental revenues derived by ARCP from investment grade tenants and tenants affiliated with investment grade entities as determined by a major rating agency approximated 69% (the rating of each parent company has been attributed to its wholly owned subsidiary for purposes of this disclosure). The surviving entity in the merger will own a larger and more diversified portfolio that uniquely combines ARCT IV’s portfolio of properties with stable income from high credit quality tenants, with ARCP’s portfolio, which has properties with stable income from high credit quality tenants and properties with substantial growth opportunities. The long-term business plan for the combined company contemplates the combined portfolio consisting of approximately 70% long-term leases and 30% medium-term leases, with an average remaining lease term of 10 to 12 years. The combined portfolio is additionally expected to develop growth potential from below market leases.

Property Portfolio Information

At June 30, 2013, ARCP, excluding properties owned by CapLease, owned a diversified portfolio:

•	of 1,181 properties, excluding one vacant property classified as held for sale;
•	with an occupancy rate of 100%;
•	leased to 180 different retail and other commercial enterprises doing business in 21 separate industries;
•	located in 48 states and Puerto Rico;
•	with approximately 19.4 million square feet of leasable space; and
•	with an average leasable space per property of approximately 16,400 square feet.

The following table lists tenants whose annualized rental income on a straight-line basis represent greater than 20% of the total annualized rental income on a straight-line basis for the portfolio property of ARCP as of December 31, 2012.

Tenant	December 31, 2012
Citizens Bank	28.7%

The following financial statements are being presented pursuant to section 2340 of the Securities and Exchange Commission — Division of Corporation Finance’s Financial Reporting Manual because RBS Citizens, N.A. is a significant lessee of American Realty Capital Properties, Inc. as of December 31, 2012. The following financial statements are unaudited and the information contained therein is derived entirely from information that is publicly available at www.fdic.gov/bank/statistical/.

RBS CITIZENS, N.A.
CONSOLIDATED BALANCE SHEETS

	June 30, 2013	December 31,
(In thousands)		2012	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Assets
Cash and due from depository institutions	$7,959,863	$6,955,817	$6,221,372	$3,959,295
US Government securities	9,179,694	8,010,077	11,871,642	10,844,294
Securities issued by state & political subdivisions	—	8,468	78,800	87,735
Other investment securities	954,731	1,176,154	1,560,308	2,912,008
Federal funds sold & reverse repurchase agreements	—	1,100,000	—	—
Trading account assets	610,993	918,009	1,042,168	875,937
Loans and leases	71,727,591	73,761,030	73,654,413	76,431,666
Less: Allowances for loan loss	(1,006,256)	(1,035,634)	(1,448,900)	(1,730,326)
Goodwill	9,344,053	9,344,053	9,344,053	9,344,052
Other Intangibles	181,869	145,728	157,557	212,774
Bank premises and fixed assets	528,489	1,150,796	1,057,840	925,752
Other real estate owned	59,074	84,347	106,547	109,925
All other assets	3,488,419	3,205,149	3,294,791	3,862,585
Total Assets	103,028,520	104,823,994	106,940,591	107,835,697
Liabilities and equity capital
Liabilities
Deposits	76,635,624	80,349,888	75,690,155	70,580,808
Federal funds purchased & repurchase agreement	4,497,135	2,371,002	4,715,542	4,307,315
Trading liabilities	535,787	862,056	957,906	58,286
Other borrowed funds	246,356	750,855	5,429,621	12,919,170
Subordinated debt	260,000	260,000	661,182	1,365,907
All other liabilites	2,063,705	1,455,435	1,375,121	1,688,951
Total Liabilities	84,238,607	86,049,236	88,829,527	90,920,437
Stockholders equity
Perpetual preferred stock	75	75	75	75
Common stock	1	1	1	1
Surplus	16,360,719	16,360,719	16,350,198	15,641,229
Undivided profits	2,429,118	2,413,963	1,760,790	1,273,955
Noncontrolling interests in consolidated subsidiaries	—	—	—	—
Total Equity capital	18,789,913	18,774,758	18,111,064	16,915,260
Total liabilities and equity capital	$103,028,520	$104,823,994	$106,940,591	$107,835,697

RBS CITIZENS, N.A.
CONSOLIDATED INCOME STATEMENTS
(In thousands)

	Six Months Ended June 30, 2013	Year Ended December 31,
		2012	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Interest Income
Domestic office loans	$1,244,335	$2,644,125	$2,855,201	$3,238,883
Foreign office loans	—	—	—	—
Lease financing receivables	53,461	111,776	113,015	111,089
Balances due from depository institutions	5,596	9,517	8,329	11,456
Securities	126,561	360,442	473,815	612,401
Trading accounts	—	—	—	1
Federal funds sold	4,156	3,150	70	14
Other interest income	15,697	33,833	33,889	33,911
Total Interest Income	1,449,806	3,162,843	3,484,319	4,007,755
Interest Expense
Domestic office deposits	(84,483)	(288,458)	(390,060)	(554,396)
Foreign office deposits	(856)	(1,664)	(1,556)	(1,226)
Federal funds purchased	(110,900)	(99,772)	(167,282)	(115,205)
Trading liabilities and other borrowed money	(3,033)	(87,556)	(206,861)	(550,333)
Subordinated notes and debentures	(4,045)	(16,137)	(29,205)	(29,424)
Total interest expense	(203,317)	(493,587)	(794,964)	(1,250,584)
Net interest income	1,246,489	2,669,256	2,689,355	2,757,171
Provision for loan and lease losses	(190,733)	(380,494)	(815,736)	(1,468,340)
Net Interest Income after provisions for losses	1,055,756	2,288,762	1,873,619	1,288,831
Noninterest Income
Fiduciary activities	11,410	23,164	24,012	23,889
Service charges on deposit accounts	188,746	415,025	450,868	471,745
Trading account gains and fees	29,255	5,085	24,668	16,346
Investment banking, advisory, brokerage, and underwriting fees and commissions	57,388	101,154	91,420	82,497
Venture capital revenue	—	—	21	(27)
Net servicing fees	58,833	8,398	(11,951)	35,659
Net securitization income	—	—	—	—
Insurance commission fees and income	1,891	8,180	6,511	7,835
Net gains (losses) on sales of loans	64,970	65,086	17,964	65,949
Net gains (losses) on sales of other real estate owned	1,721	595	(1,849)	(1,573)
Net gains (losses) on sales of other assets (excluding securities)	187	3,809	(2,351)	(17,737)
Other non-interest income	231,631	611,323	630,449	300,959
Total Non-interest income	646,032	1,241,819	1,229,762	985,542
Noninterest Expense
Salaries and employee benefits	(717,787)	(1,448,306)	(1,338,947)	(1,342,839)
Premises and equipment expense	(246,023)	(555,685)	(594,302)	(557,162)
Amortization and goodwill impairment losses	(68)	(137)	(18,651)	(42,334)
Other noninterest expense	(317,728)	(742,249)	(672,539)	(774,237)
Total Noninterest Expense	(1,281,606)	(2,746,377)	(2,624,439)	(2,716,572)
Pre-tax net operating Income	420,182	784,204	478,942	(442,199)
Securities gains (losses)	41,952	112,606	79,747	328,226
Applicable income tax	(159,075)	(336,375)	(213,555)	74,798
Income before extraordinary items	303,059	560,435	345,134	(39,175)
Extraordinary gains – net	—	—	—	—
Net income attributable to banks	303,059	560,435	345,134	(39,170)
Net Income attributable to non-controlling interest	—	—	—	(5)
Net Income attributable to bank and non-controlling interest	$303,059	$560,435	$345,134	$(39,175)

RBS CITIZENS, N.A.
CONSOLIDATED CHANGES IN BANK EQUITY CAPITAL
(In thousands)

	As of June 30, 2013	As of December 31,
		2012	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Bank equity capital, balance at beginning of period	$18,774,758	$18,111,064	$16,915,260	$16,599,741
Net income (loss)	303,059	560,435	345,134	(39,170)
Sale, conversion, retirement of capital stock, net	—	—	702,990	—
Cash dividends declared on common stock	(75,000)	(75,000)	—	—
Other comprehensive income (loss)	(212,904)	167,738	141,701	354,689
Other transactions with parent holding company	—	10,521	5,979	—
Total bank equity capital, balance at end of period	$18,789,913	$18,774,758	$18,111,064	$16,915,260

At June 30, 2013, ARCP, including properties owned by CapLease (assuming the CapLease Merger is consummated), on a pro forma basis, owned a diversified portfolio:

•	of 1,251 properties, excluding two vacant properties, one of which is classified as held for sale;
•	with an occupancy rate of 96%;
•	leased to 220 different retail and other commercial enterprises doing business in 29 separate industries;
•	located in 48 states and Puerto Rico;
•	with approximately 31.4 million square feet of leasable space; and
•	with an average leasable space per property of approximately 25,100 square feet.

At June 30, 2013, ARCT IV, excluding properties under contract to be acquired from affiliates of GE Capital, owned a diversified portfolio:

•	of 585 properties;
•	with an occupancy rate of 100%;
•	leased to 172 different retail and other commercial enterprises doing business in five separate industries;
•	located in 42 states;
•	with approximately 5.9 million square feet of leasable space; and
•	with an average leasable space per property of approximately 10,200 square feet.

At June 30, 2013, ARCT IV, including properties under contract to be acquired from GE Capital, on a pro forma basis, owned a diversified portfolio:

•	of 1,163 properties;
•	with an occupancy rate of 100%;
•	leased to 287 different retail and other commercial enterprises doing business in 23 separate industries;
•	located in 46 states and the District of Columbia;
•	with approximately 8.6 million square feet of leasable space; and
•	with an average leasable space per property of approximately 7,400 square feet.

Combined Property Portfolio

As of June 30, 2013, ARCP (assuming the CapLease Merger is consummated) and ARCT IV, on a pro forma basis, owned a portfolio with the following characteristics:

•	1,836 properties, including 1,251 ARCP properties at June 30, 2013 and 585 ARCT IV properties at June 30, 2013;
•	occupancy rate of 100%;
•	leased to 355 different retail and other commercial enterprises doing business in 32 separate industries;
•	located in 49 states and Puerto Rico;
•	approximately 37.4 million square feet of leasable space; and
•	an average leasable space per property of approximately 20,400 square feet.

As of June 30, 2013, ARCP and ARCT IV, including CapLease and properties under contract to be acquired from GE Capital, on a pro forma basis, owned a portfolio with the following characteristics:

•	2,414 properties, including 1,251 ARCP properties, 585 ARCT IV properties, 70 CapLease properties and 578 properties under contract with GE Capital at June 30, 2013;
•	occupancy rate of 97%;

•	leased to 454 different retail and other commercial enterprises doing business in 34 separate industries;
•	located in 49 states, the District of Columbia and Puerto Rico;
•	approximately 39.3 million square feet of leasable space; and
•	an average leasable space per property of approximately 16,300 square feet.

There were no tenants whose annualized rental income on a straight-line basis represent greater than 10% of the total annualized rental income on a straight-line basis for the pro forma portfolio properties of ARCP and ARCT IV as of June 30, 2013.

All of the following property portfolio information is provided to illustrate the pro forma combined property portfolio of ARCP and ARCT IV post-merger. This information includes an illustration of the combined portfolio by industry, property type and geography, as well as a combined lease expiration schedule. The ARCP information represents quarterly information for the 1,251 properties owned, including properties owned by CapLease (which assumes the CapLease Merger is consummated), at June 30, 2013. The ARCT IV information represents quarterly information for the 585 properties owned at June 30, 2013. The ARCT IV (GE Capital) information represents 578 properties remaining to be acquired under ARCT IV’s purchase agreement with GE Capital at June 30, 2013.

Industry Diversification

The following table sets forth certain information regarding the property portfolios classified according to the business of the respective tenants, expressed as a percentage of total rental revenue:

Percentage of Rental Revenue

Industry	ARCP(1)	ARCT IV(2)	CapLease(3)	ARCT IV (GE Capital)(4)	Combined Total
Advertising	0.00%	—	—	0.01%	0.00%
Aerospace	1.10%	—	—	—	0.49%
Auto Manufacturing	—	7.36%	—	—	1.19%
Auto Retail	2.45%	0.40%	2.71%	—	1.89%
Auto Services	0.27%	0.44%	—	—	0.19%
Casual Dining	6.84%	8.92%	—	33.20%	8.54%
Consulting	—	—	3.64%	—	0.98%
Consumer Goods	0.28%	9.87%	—	—	1.72%
Consumer Products	10.99%	3.13%	8.31%	—	7.66%
Discount Retail	10.90%	5.81%	4.50%	—	7.03%
Diversified Industrial	—	—	8.25%	—	2.22%
Family Dining	7.06%	6.35%	—	12.30%	5.68%
Financial Services	0.56%		7.51%	0.10%	2.28%
Freight	7.04%	1.39%	—	—	3.38%
Gas/Convenience	3.18%	1.36%	—	—	1.65%
Government Services	2.56%	—	13.32%	—	4.73%
Haircare Services	—	0.03%	—	—	0.00%
Healthcare	5.74%	3.18%	4.04%	0.10%	4.18%
Home Maintenance	0.99%	1.01%	4.38%	—	1.78%
Hotel	—	—	2.09%	—	0.56%
Insurance	4.75%	—	13.99%	0.10%	5.90%
Media	—	—	1.97%	—	0.53%
Motor Cycle	—	—	—	1.40%	0.17%
Oil & Gas	—	—	3.11%	—	0.84%
Parking	—	—	—	0.10%	0.01%
Pharmacy	8.78%	1.09%	0.81%	—	4.33%
Publishing	—	—	1.16%	—	0.31%
Quick Service Restaurant	12.10%	26.48%	—	52.69%	16.12%
Retail Banking	9.11%	15.12%	1.56%	—	6.94%
Specialty Retail	4.59%	7.98%	4.53%	—	4.56%
Storage Facility	0.19%	—	—	—	0.09%
Supermarket	0.52%	—	4.84%	—	1.54%
Telecommunications	—	0.08%	5.23%	—	1.42%
Various	—	—	4.05%	—	1.09%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Includes annualized rent on a straight-line basis for all properties owned by ARCP at June 30, 2013.
(2)	Includes annualized rent on a straight-line basis for all properties owned by ARCT IV at June 30, 2013.
(3)	Includes annualized rent on a straight-line basis for all properties owned by CapLease at June 30, 2013.
(4)	Includes annualized rent on a straight-line basis for all properties under contract to be acquired by ARCT IV from GE Capital at June 30, 2013.

Property Type Diversification

The following table sets forth certain property type information regarding the property portfolios (dollars in thousands):

ARCP

Property Type	Number of Properties	Approximate Leasable Square Feet	Annualized Rent on a Straight-line Basis	Percentage of Rent on a Straight-line Basis
Retail	1,100	7,609,157	143,757	63.1%
Office	35	1,992,555	33,275	14.6%
Distribution	46	9,802,884	50,732	22.3%
Total	1,181	19,404,596	227,764	100%

ARCT IV

Property Type	Number of Properties	Approximate Leasable Square Feet	Annualized Rent on a Straight-line Basis	Percentage of Rent on a Straight-line Basis
Retail	581	3,504,420	65,342	79.6%
Distribution	3	2,430,535	16,706	20.4%
Parking Lot	1	8,400	1	0.0%
Total	585	5,943,355	82,049	100%

CAPLEASE

Property Type	Number of Properties	Approximate Leasable Square Feet	Annualized Rent on a Straight-line Basis	Percentage of Rent on a Straight-line Basis
Retail	16	1,172,481	13,720	10.0%
Office	44	6,206,297	101,017	73.9%
Distribution	10	4,621,011	22,045	16.1%
Total	70	11,999,789	136,782	100%

ARCT IV (GE Capital)

Property Type	Number of Properties	Approximate Leasable Square Feet	Annualized Rent on a Straight-line Basis	Percentage of Rent on a Straight-line Basis
Retail	572	1,964,827	61,741	99.8%
Parking Lot	1	17,446	35	0.1%
Billboard	5	2,463	59	0.1%
Total	578	1,984,736	61,835	100%

COMBINED

Property Type	Number of Properties	Approximate Leasable Square Feet	Annualized Rent on a Straight-line Basis	Percentage of Rent on a Straight-line Basis
Retail	2,269	14,250,885	284,559	56.0%
Office	79	8,198,852	134,292	26.4%
Distribution	59	16,854,430	89,483	17.6%
Parking Lot	2	25,846	36	0.0%
Billboard	5	2,463	59	0.0%
Total	2,414	39,332,476	508,430	100%

Geographic Diversification

The following table sets forth certain state-by-state information regarding the property portfolios (dollars in thousands):

ARCP

State	Number of Properties	Leasable Square Feet	Annualized Rent on a Straight-line Basis(1)	Percentage of Rent on a Straight-line Basis
Alabama	43	578,951	8,122	3.6%
Arizona	8	74,227	1,613	0.7%
Arkansas	18	250,618	3,652	1.6%
California	16	1,450,328	12,488	5.5%
Colorado	13	238,886	4,673	2.1%
Connecticut	10	37,126	1,184	0.5%
Delaware	4	12,369	286	0.1%
Florida	36	188,676	5,366	2.4%
Georgia	64	403,579	8,896	3.9%
Idaho	8	71,565	1,552	0.7%
Illinois	42	1,486,911	19,123	8.4%
Indiana	28	1,762,150	8,288	3.6%
Iowa	19	671,074	4,810	2.1%
Kansas	22	1,305,125	4,611	2.0%
Kentucky	27	263,260	4,629	2.0%
Louisiana	28	221,238	2,871	1.3%
Maine	2	146,430	2,819	1.2%
Maryland	2	11,205	366	0.2%
Massachusetts	18	435,195	6,157	2.7%
Michigan	78	677,709	12,674	5.6%
Minnesota	11	200,487	1,693	0.7%
Mississippi	36	1,380,764	8,327	3.7%
Missouri	86	942,859	11,019	4.8%
Montana	5	55,377	856	0.4%
Nebraska	3	25,355	409	0.2%
Nevada	12	100,660	2,414	1.1%
New Hampshire	10	65,328	1,349	0.6%
New Jersey	8	85,721	2,640	1.2%
New Mexico	10	54,475	870	0.4%
New York	25	326,461	7,522	3.3%
North Carolina	54	1,123,948	10,840	4.8%
North Dakota	4	31,318	572	0.3%
Ohio	63	1,197,640	10,754	4.7%
Oklahoma	22	370,185	2,882	1.3%
Oregon	6	25,143	652	0.3%
Pennsylvania	69	365,231	8,697	3.8%
Puerto Rico	2	31,050	1,105	0.5%
Rhode Island	5	23,488	636	0.3%
South Carolina	30	649,029	6,920	3.0%
South Dakota	2	49,641	415	0.2%
Tennessee	48	362,779	6,526	2.9%
Texas	127	983,549	15,322	6.7%

State	Number of Properties	Leasable Square Feet	Annualized Rent on a Straight-line Basis(1)	Percentage of Rent on a Straight-line Basis
Utah	3	14,009	415	0.2%
Vermont	4	15,432	335	0.1%
Virginia	25	150,269	3,395	1.5%
Washington	5	219,700	3,139	1.4%
West Virginia	9	57,079	1,434	0.6%
Wisconsin	7	187,439	1,869	0.8%
Wyoming	4	23,558	577	0.3%
Total	1,181	19,404,596	227,764	100.0%

(1)	47 properties are accounted for as direct financing leases and therefore for accounting purposes, revenue is recognized as direct financing lease income on the discounted cash flows of the lease payments. Amount reflected is the cash rent on these properties.

ARCT IV

State/Possession	Number of Properties	Leasable Square Feet	Annualized Rent on a Straight-line Basis(1)		Percentage of Rent on a Straight-line Basis
Alabama	28	102,760	3,513		4.3%
Alaska	1	2,805	—	(2)	0.0%
Arizona	11	46,246	806		1.0%
Arkansas	29	99,978	741		0.9%
California	10	60,528	1,480		1.8%
Colorado	2	6,449	176		0.2%
Connecticut	2	4,718	—	(2)	0.0%
Florida	56	1,452,488	15,246		18.5%
Georgia	35	153,206	4,017		4.8%
Idaho	2	9,586	171		0.2%
Illinois	33	155,271	3,502		4.3%
Indiana	15	461,317	7,557		9.2%
Iowa	5	104,910	821		1.0%
Kansas	5	39,392	646		0.8%
Kentucky	16	76,151	1,333		1.6%
Louisiana	11	33,683	1,238		1.5%
Maine	3	151,684	1,082		1.3%
Maryland	8	25,186	1,204		1.5%
Massachusetts	5	574,467	4,157		5.1%
Michigan	18	115,803	1,358		1.7%
Mississippi	5	14,260	598		0.7%
Missouri	12	73,082	1,170		1.4%
Nebraska	2	11,980	126		0.2%
New Hampshire	1	7,316	145		0.2%
New Jersey	2	4,800	193		0.2%
New Mexico	5	23,286	205		0.2%
New York	7	28,837	503		0.6%
North Carolina	42	219,588	5,340		6.5%
Ohio	29	915,662	4,634		5.6%
Oklahoma	3	24,482	382		0.5%

State/Possession	Number of Properties	Leasable Square Feet	Annualized Rent on a Straight-line Basis(1)	Percentage of Rent on a Straight-line Basis
Pennsylvania	26	142,287	3,183	3.9%
Rhode Island	6	25,454	829	1.0%
South Carolina	7	46,847	697	0.8%
South Dakota	3	34,773	364	0.4%
Tennessee	12	47,545	1,383	1.7%
Texas	78	445,273	8,166	10.0%
Utah	2	7,275	245	0.3%
Virginia	19	78,799	1,776	2.2%
Washington	4	16,581	538	0.7%
West Virginia	6	31,209	461	0.6%
Wisconsin	16	47,889	1,692	2.1%
Wyoming	3	19,502	371	0.5%
Total	585	5,943,355	82,049	100.0%

(1)	Six properties are accounted for as direct financing leases and therefore for accounting purposes, revenue is recognized as direct financing lease income on the discounted cash flows of the lease payments. Amount reflected is the cash rent on these properties.
(2)	Properties under master lease agreements and for which annualized rent on a straight-line basis has not been allocated to individual properties; leases which only pay rent based on a percentage of sales or other measurement per the lease agreements; and leases that are currently on a month-to-month term, where the lease may be terminated at any time, do not have an annualized rent on a straight-line basis amount reflected.

CAPLEASE

State/Possession	Number of Properties	Leasable Square Feet	Annualized Rent on a Straight-line Basis	Percentage of Rent on a Straight-line Basis
Alabama	2	131,894	4,097	3.0%
California	7	1,388,786	12,468	9.1%
Colorado	3	420,471	7,664	5.6%
Florida	1	307,275	2,121	1.6%
Georgia	4	264,165	2,027	1.5%
Illinois	2	543,750	8,635	6.3%
Indiana	3	932,542	3,729	2.7%
Kansas	3	266,644	4,521	3.3%
Kentucky	6	446,274	2,874	2.1%
Louisiana	1	133,841	2,314	1.7%
Maryland	4	430,967	9,584	7.0%
Massachusetts	1	88,420	758	0.6%
Nebraska	2	426,399	5,537	4.0%
New Jersey	2	517,215	9,056	6.6%
New York	1	98,184	1,312	1.0%
North Carolina	1	191,681	2,093	1.5%
Ohio	1	111,776	984	0.7%
Oklahoma	1	328,545	4,250	3.1%
Pennsylvania	4	2,153,381	12,986	9.5%
Puerto Rico	1	56,500	1,300	1.0%
Tennessee	3	193,983	2,454	1.8%

State/Possession	Number of Properties	Leasable Square Feet	Annualized Rent on a Straight-line Basis	Percentage of Rent on a Straight-line Basis
Texas	11	1,598,049	22,334	16.3%
Virginia	4	658,998	8,819	6.4%
Washington	1	155,200	2,834	2.1%
Wisconsin	1	154,849	2,031	1.5%
Total	70	11,999,789	136,782	100%

ARCT IV (GE Capital)

State/Possession	Number of Properties	Leasable Square Feet	Annualized Rent on a Straight-line Basis		Percentage of Rent on a Straight-line Basis
Alabama	23	83,311	3,716		6.0%
Arizona	9	31,973	839		1.4%
Arkansas	7	23,279	—	(1)	0.0%
California	3	12,948	280		0.5%
Colorado	9	39,185	—	(1)	0.0%
Connecticut	2	5,060	193		0.3%
District of Columbia	1	3,210	43		0.1%
Florida	50	184,504	7,977		12.8%
Georgia	29	133,800	2,036		3.3%
Idaho	4	16,296	1,617		2.6%
Illinois	20	69,021	2,531		4.1%
Indiana	23	74,501	2,728		4.4%
Iowa	5	18,554	576		0.9%
Kansas	3	10,038	359		0.6%
Kentucky	7	29,832	1,510		2.4%
Louisiana	15	45,468	1,540		2.5%
Maryland	1	5,867	292		0.5%
Massachusetts	1	6,237	143		0.2%
Michigan	24	97,962	2,388		3.9%
Minnesota	5	19,686	308		0.5%
Mississippi	10	28,350	1,113		1.8%
Missouri	11	31,792	864		1.4%
Montana	1	2,520	41		0.1%
Nebraska	5	16,052	409		0.7%
New Hampshire	1	6,003	112		0.2%
New Jersey	1	3,840	115		0.2%
New Mexico	7	23,124	1,973		3.2%
New York	21	85,279	2,490		4.0%
North Carolina	6	14,930	716		1.2%
North Dakota	1	3,536	480		0.8%
Ohio	51	171,139	4,500		7.2%
Oklahoma	9	28,911	824		1.3%
Oregon	6	26,807	—	(1)	0.0%
Pennsylvania	9	37,619	931		1.5%
South Carolina	36	89,773	2,385		3.9%
Tennessee	29	74,906	1,951		3.2%
Texas	63	223,103	6,501		10.4%

State/Possession	Number of Properties	Leasable Square Feet	Annualized Rent on a Straight-line Basis	Percentage of Rent on a Straight-line Basis
Utah	1	3,300	30	0.0%
Virginia	19	51,622	1,395	2.3%
Washington	3	12,642	1,846	3.0%
West Virginia	15	45,907	1,445	2.3%
Wisconsin	32	92,849	2,638	4.3%
Total	578	1,984,736	61,835	100%

(1)	Properties under master lease agreements and for which annualized rent on a straight-line basis has not been allocated to individual properties; leases which only pay rent based on a percentage of sales or other measurement per the lease agreements; and leases that are currently on a month-to-month term, where the lease may be terminated at any time, do not have an annualized rent on a straight-line basis amount reflected.

COMBINED

State/Possession	Number of Properties	Leasable Square Feet	Annualized Rent on a Straight-line Basis(1)		Percentage of Rent on a Straight-line Basis
Alabama	96	896,916	19,447		3.8%
Alaska	1	2,805	—	(2)	0.0%
Arizona	28	152,446	3,258		0.6%
Arkansas	54	373,875	4,393		0.9%
California	36	2,912,590	26,716		5.3%
Colorado	27	704,991	12,513		2.5%
Connecticut	14	46,904	1,377		0.3%
Delaware	4	12,369	286		0.1%
District of Columbia	1	3,210	43		0.0%
Florida	143	2,132,943	30,710		5.9%
Georgia	132	954,750	16,976		3.3%
Idaho	14	97,447	3,341		0.7%
Illinois	97	2,254,953	33,791		6.6%
Indiana	69	3,230,510	22,301		4.4%
Iowa	29	794,538	6,207		1.2%
Kansas	33	1,621,199	10,137		2.0%
Kentucky	56	815,517	10,346		2.0%
Louisiana	55	434,230	7,963		1.6%
Maine	5	298,114	3,901		0.8%
Maryland	15	473,225	11,446		2.3%
Massachusetts	25	1,104,319	11,215		2.2%
Michigan	120	891,474	16,420		3.2%
Minnesota	16	220,173	2,001		0.4%
Mississippi	51	1,423,374	10,038		2.0%
Missouri	109	1,047,733	13,053		2.6%
Montana	6	57,897	897		0.2%
Nebraska	12	479,786	6,482		1.3%
Nevada	12	100,660	2,414		0.5%
New Hampshire	12	78,647	1,606		0.3%
New Jersey	13	611,576	12,003		2.4%

State/Possession	Number of Properties	Leasable Square Feet	Annualized Rent on a Straight-line Basis(1)	Percentage of Rent on a Straight-line Basis
New Mexico	22	100,885	3,048	0.6%
New York	54	538,761	11,827	2.3%
North Carolina	103	1,550,147	18,990	3.7%
North Dakota	5	34,854	1,052	0.2%
Ohio	144	2,396,217	20,872	4.1%
Oklahoma	35	752,123	8,339	1.6%
Oregon	12	51,950	652	0.1%
Pennsylvania	108	2,698,518	25,797	5.1%
Puerto Rico	3	87,550	2,405	0.5%
Rhode Island	11	48,942	1,465	0.3%
South Carolina	73	785,649	10,002	2.0%
South Dakota	5	84,414	779	0.2%
Tennessee	92	679,213	12,315	2.4%
Texas	279	3,249,974	52,323	10.2%
Utah	6	24,584	690	0.1%
Vermont	4	15,432	335	0.1%
Virginia	67	939,688	15,384	3.0%
Washington	13	404,123	8,356	1.6%
West Virginia	30	134,195	3,340	0.7%
Wisconsin	56	483,026	8,230	1.6%
Wyoming	7	43,060	948	0.2%
Total	2,414	39,332,476	508,430	100%

(1)	59 properties are accounted for as direct financing leases and, therefore, for accounting purposes, revenue is recognized as direct financing lease income on the discounted cash flows of the lease payments. Amount reflected is the cash rent on these properties.
(2)	Properties under master lease agreements and for which annualized rent on a straight-line basis has not been allocated to individual properties; leases which only pay rent based on a percentage of sales or other measurement per the lease agreements; and leases that are currently on a month-to-month term, where the lease may be terminated at any time, do not have an annualized rent on a straight-line basis amount reflected.

Lease Expirations

The following table sets forth certain information regarding the property portfolios and the timing of the lease term expirations (excluding rights to extend a lease at the option of the tenant) on net leased, single-tenant properties (for properties under direct financing leases, average annual rent amounts represent cash rent on these properties) (dollars in thousands):

ARCP

Total Leases:

Year of Expiration	Number of Leases Expiring	Annualized Rent on a Straight-line Basis	Percentage of Annualized Rent on a Straight-line Basis	Leasable Square Feet
July 1, 2013 through December 31, 2013	7	605	0.27%	34,936
2014	34	4,358	1.92%	200,243
2015	46	5,009	2.20%	278,769
2016	54	6,157	2.71%	256,987
2017	100	13,117	5.77%	914,069
2018	121	19,626	8.63%	1,328,382
2019	71	10,435	4.59%	461,073
2020	58	7,377	3.24%	300,376
2021	63	13,635	6.00%	920,691
2022	124	24,138	10.62%	4,073,687
2023	70	25,437	11.19%	2,690,873
Total	748	129,894	57.13%	11,460,086

Operating Leases:

Year of Expiration	Number of Leases Expiring	Annualized Rent on a Straight-line Basis	Percentage of Annualized Rent on a Straight-line Basis	Leasable Square Feet
July 1, 2013 through December 31, 2013	7	605	0.27%	34,936
2014	33	4,286	1.93%	197,780
2015	44	4,835	2.17%	272,071
2016	54	6,157	2.77%	256,987
2017	93	12,010	5.40%	883,811
2018	112	18,825	8.47%	1,298,505
2019	63	9,674	4.35%	437,626
2020	58	7,377	3.32%	300,376
2021	62	13,513	6.08%	917,696
2022	121	23,862	10.73%	4,061,776
2023	62	24,605	11.06%	2,653,211
Total	709	125,749	56.55%	11,314,775

Direct Financing Leases:

Year of Expiration	Number of Leases Expiring	Annualized Rent on a Straight-line Basis	Percentage of Annualized Rent on a Straight-line Basis	Leasable Square Feet
July 1, 2013 through December 31, 2013	—	—	0.00%	—
2014	1	72	1.44%	2,463
2015	2	174	3.48%	6,698
2016	—	—	0.00%	—
2017	7	1,107	22.17%	30,258
2018	9	801	16.04%	29,877
2019	8	761	15.24%	23,447
2020	—	—	0.00%	—
2021	1	122	2.44%	2,995
2022	3	276	5.53%	11,911
2023	8	832	16.66%	37,662
Total	39	4,145	83.02%	145,311

ARCT IV

Total Leases:

Year of Expiration	Number of Leases Expiring	Annualized Rent on a Straight-line Basis	Percentage of Annualized Rent on a Straight-line Basis	Leasable Square Feet
July 1, 2013 through December 31, 2013	16	593	0.72%	60,643
2014	14	1,376	1.67%	63,830
2015	41	1,180	1.43%	128,737
2016	29	1,622	1.97%	102,960
2017	87	10,216	12.40%	431,693
2018	30	2,293	2.78%	121,094
2019	17	1,603	1.95%	65,166
2020	17	2,006	2.43%	70,194
2021	10	573	0.70%	39,591
2022	24	10,910	13.24%	1,401,216
2023	23	3,195	3.88%	209,250
Total	308	35,567	43.16%	2,694,374

Operating Leases:

Year of Expiration	Number of Leases Expiring	Annualized Rent on a Straight-line Basis	Percentage of Annualized Rent on a Straight-line Basis	Leasable Square Feet
July 1, 2013 through December 31, 2013	15	486	0.60%	57,093
2014	12	1,121	1.38%	58,433
2015	40	1,057	1.30%	125,529
2016	29	1,622	1.99%	102,960
2017	87	10,216	12.56%	431,693
2018	30	2,293	2.82%	121,094
2019	15	1,347	1.66%	56,834
2020	17	2,006	2.47%	70,194
2021	10	573	0.70%	39,591
2022	24	10,910	13.42%	1,401,216
2023	23	3,195	3.93%	209,250
Total	302	34,826	42.83%	2,673,887

Direct Financing Leases:

Year of Expiration	Number of Leases Expiring	Annualized Rent on a Straight-line Basis	Percentage of Annualized Rent on a Straight-line Basis	Leasable Square Feet
July 1, 2013 through December 31, 2013	1	107	14.44%	3,550
2014	2	255	34.41%	5,397
2015	1	123	16.60%	3,208
2016	0	—	0.00%	—
2017	0	—	0.00%	—
2018	0	—	0.00%	—
2019	2	256	34.55%	8,332
2020	0	—	0.00%	—
2021	0	—	0.00%	—
2022	0	—	0.00%	—
2023	0	—	0.00%	—
Total	6	741	100.00%	20,487

CAPLEASE

Year of Expiration	Number of Leases Expiring	Annualized Rent on a Straight-line Basis	Percentage of Annualized Rent on a Straight-line Basis	Leasable Square Feet
July 1, 2013 through December 31, 2013	1	6,723	4.94%	207,055
2014	3	2,861	2.10%	223,912
2015	5	10,999	8.08%	865,703
2016	10	17,527	12.88%	1,312,058
2017	8	22,569	16.58%	2,856,984
2018	3	4,305	3.16%	227,672
2019	4	9,374	6.89%	422,210
2020	8	16,952	12.46%	1,049,555
2021	18	22,036	16.19%	3,097,715
2022	1	3,672	2.70%	181,160
2023	2	4,091	3.01%	134,979
Total	63	121,109	89.00%	10,579,003

ARCT IV (GE CAPITAL)

Total Leases:

Year of Expiration	Number of Leases Expiring	Annualized Rent on a Straight-line Basis	Percentage of Annualized Rent on a Straight-line Basis	Leasable Square Feet
July 1, 2013 through December 31, 2013	19	728	1.18%	48,892
2014	35	2,573	4.16%	117,590
2015	28	1,323	2.14%	89,035
2016	28	2,460	3.98%	96,548
2017	20	1,056	1.71%	55,258
2018	27	1,598	2.58%	83,564
2019	20	1,355	2.19%	52,251
2020	26	2,117	3.42%	93,779
2021	24	1,990	3.22%	67,661
2022	12	963	1.56%	86,617
2023	7	465	0.75%	24,417
Total	246	16,628	26.89%	815,612

Operating Leases:

Year of Expiration	Number of Leases Expiring	Annualized Rent on a Straight-line Basis	Percentage of Annualized Rent on a Straight-line Basis	Leasable Square Feet
July 1, 2013 through December 31, 2013	18	618	1.01%	46,074
2014	33	2,382	3.90%	111,690
2015	28	1,323	2.16%	89,035
2016	27	2,348	3.84%	94,239
2017	20	1,056	1.73%	55,258
2018	26	1,400	2.29%	78,992
2019	20	1,355	2.22%	52,251
2020	26	2,117	3.46%	93,779
2021	24	1,990	3.26%	67,661
2022	12	963	1.58%	86,617
2023	7	465	0.76%	24,417
Total	241	16,017	26.20%	800,013

Direct Financing Leases:

Year of Expiration	Number of Leases Expiring	Annualized Rent on a Straight-line Basis	Percentage of Annualized Rent on a Straight-line Basis	Leasable Square Feet
July 1, 2013 through December 31, 2013	1	110	15.74%	2,818
2014	2	191	27.32%	5,900
2015	0	—	0.00%	—
2016	1	112	16.02%	2,309
2017	0	—	0.00%	—
2018	1	198	28.33%	4,572
2019	0	—	0.00%	—
2020	0	—	0.00%	—
2021	0	—	0.00%	—
2022	0	—	0.00%	—
2023	0	—	0.00%	—
Total	5	611	87.41%	15,599

COMBINED

Total Leases:

Year of Expiration	Number of Leases Expiring	Annualized Rent on a Straight-line Basis	Percentage of Annualized Rent on a Straight-line Basis	Leasable Square Feet
July 1, 2013 through December 31, 2013	43	8,649	1.70%	351,526
2014	86	11,168	2.20%	605,575
2015	120	18,511	3.65%	1,362,244
2016	121	27,766	5.47%	1,768,553
2017	215	46,958	9.25%	4,258,004
2018	181	27,822	5.48%	1,760,712
2019	112	22,767	4.48%	1,000,700
2020	109	28,452	5.60%	1,513,904
2021	115	38,234	7.53%	4,125,658
2022	161	39,683	7.82%	5,742,680
2023	102	33,188	6.54%	3,059,519
Total	1,365	303,198	59.72%	25,549,075

Operating Leases:

Year of Expiration	Number of Leases Expiring	Annualized Rent on a Straight-line Basis	Percentage of Annualized Rent on a Straight-line Basis	Leasable Square Feet
July 1, 2013 through December 31, 2013	41	8,432	1.68%	345,158
2014	81	10,650	2.13%	591,815
2015	117	18,214	3.64%	1,352,338
2016	120	27,654	5.52%	1,766,244
2017	208	45,851	9.15%	4,227,746
2018	171	26,823	5.35%	1,726,263
2019	102	21,750	4.34%	968,921
2020	109	28,452	5.68%	1,513,904
2021	114	38,112	7.61%	4,122,663
2022	158	39,407	7.87%	5,730,769
2023	94	32,356	6.46%	3,021,857
Total	1,315	297,701	59.43%	25,367,678

Direct Financing Leases:

Year of Expiration	Number of Leases Expiring	Annualized Rent on a Straight-line Basis	Percentage of Annualized Rent on a Straight-line Basis	Leasable Square Feet
July 1, 2013 through December 31, 2013	2	217	3.37%	6,368
2014	5	518	8.05%	13,760
2015	3	297	4.62%	9,906
2016	1	112	1.74%	2,309
2017	7	1,107	17.21%	30,258
2018	10	999	15.53%	34,449
2019	10	1,017	15.81%	31,779
2020	0	—	0.00%	—
2021	1	122	1.90%	2,995
2022	3	276	4.29%	11,911
2023	8	832	12.93%	37,662
Total	50	5,497	85.45%	181,397

DESCRIPTION OF ARCP SHARES

The following contains a summary of certain material provisions of ARCP’s charter and bylaws relating to the shares of ARCP common stock. The following description of the shares of ARCP common stock does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law and to ARCP’s charter (including the applicable articles supplementary designating the terms of a class or series of preferred stock) and bylaws.

General

ARCP’s charter authorizes ARCP to issue up to 860.0 million shares, consisting of 750.0 million shares of common stock, par value $0.01 per share, 10.0 million shares of manager’s stock, par value $0.01 per share, or Manager’s Stock, par value $0.01 per share, and 100.0 million shares of preferred stock, par value $0.01 per share, 28,398,213 of which are classified and designated as Series C Convertible Preferred Stock. As of the consummation of the merger, ARCP expects approximately 294.5 million shares of ARCP common stock will be issued and outstanding (assuming holders of 75% of shares of ARCT IV common stock receive ARCP common stock in the merger). The ARCP Board, with the approval of a majority of the entire board of directors and without any action taken by ARCP stockholders, may amend ARCP’s charter from time to time to increase or decrease the aggregate number of ARCP’s authorized shares or the number of shares of any class or series that ARCP has the authority to issue. Under Maryland law, stockholders are not generally liable for ARCP’s debts or obligations solely as a result of their status as stockholders.

Common Stock

Subject to the preferential rights, if any, of holders of any other class or series of ARCP’s stock and to the provisions of ARCP’s charter relating to the restrictions on ownership and transfer of ARCP’s stock, the holders of ARCP common stock:

•	have the right to receive ratably any distributions from funds legally available therefor, when, as and if authorized by the ARCP Board and declared by ARCP; and
•	are entitled to share ratably in all of ARCP’s assets available for distribution to holders of ARCP common stock upon liquidation, dissolution or winding up of ARCP’s affairs.

Upon issuance for full payment therefor, all common stock issued by ARCP will be fully paid and non-assessable. There are no redemption, sinking fund, conversion or preemptive rights with respect to the shares of ARCP common stock. Holders of ARCP common stock generally will have no appraisal rights.

Subject to the provisions of ARCP’s charter relating to the restrictions on ownership and transfer of ARCP’s stock and except as may otherwise be provided in the terms of any class or series of common stock, holders of ARCP common stock are entitled to one vote per share on all matters on which holders of ARCP common stock are entitled to vote at all meetings of ARCP stockholders. The holders of ARCP common stock do not have cumulative voting rights.

The holders of ARCP common stock will vote together with the holders of shares of Manager’s Stock as a single class on all matters. Holders of shares of ARCP common stock will be entitled to vote for the election of directors. Directors may be removed from office, with or without cause, by the affirmative vote of stockholders entitled to cast not less than 66 2/3% of the total votes entitled to be cast generally in the election of directors. Vacancies on the board of directors resulting from death, resignation, removal or otherwise and newly created directorships resulting from any increase in the number of directors may be filled by a majority of the directors then in office (although less than a quorum). Any director elected to fill a vacancy will hold office until the next annual meeting of stockholders and until his or her successor is elected and qualifies or until his or her earlier death, resignation or removal.

Series F Cumulative Redeemable Preferred Stock

In connection with the merger, ARCP has authorized the issuance of a class of preferred stock, consisting of       shares, designated as 6.70% Series F Cumulative Redeemable Preferred Stock, or Series F Preferred Stock. The following summary of some of the terms and provisions of the Series F Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of the articles supplementary classifying and designating the Series F Preferred Stock, or the Series F Articles Supplementary, which will be filed with the Maryland State Department of Assessments and Taxation prior to the closing of the merger, the form of which is attached as Exhibit A to the first amendment to the merger agreement attached as Annex D to this proxy statement/prospectus, ARCP’s charter and ARCP’s bylaws, which ARCP will make available to you upon request, and applicable law.

The certificates representing the Class F Preferred Stock will initially be issued in the form of temporary certificates. Holders of temporary certificates will be entitled to exchange them for definitive certificates as soon as they are available, which we anticipate will be within 150 days after the date of original issuance.

The registrar, transfer agent and dividend and redemption price disbursement agent in respect of the Series F Preferred Stock will be Computershare Trust Company, N.A..

Maturity

The shares of Series F Preferred Stock have no stated maturity and will not be subject to any sinking fund or mandatory redemption, and will remain outstanding indefinitely unless ARCP redeems or otherwise repurchases them or they become convertible and are converted as described below under “— Conversion Rights.”

Rank

The Series F Preferred Stock will rank, with respect to rights to the payment of dividends and the distribution of assets upon ARCP’s liquidation, dissolution or winding up:

(1)	Senior to all classes or series of ARCP common stock and to all other equity securities issued by ARCP other than equity securities referred to in clauses (2) and (3) below;
(2)	On a parity with the Class D preferred stock and Class E preferred stock and all equity securities issued by ARCP with terms specifically providing that those equity securities rank on a parity with the Series F Preferred Stock with respect to rights to the payment of dividends and the distribution of assets upon ARCP’s liquidation, dissolution or winding up; and
(3)	Junior to all equity securities issued by ARCP with terms specifically providing that those equity securities rank senior to the Series F Preferred Stock with respect to rights to the payment of dividends and the distribution of assets upon ARCP’s liquidation, dissolution or winding up.

See “— Voting Rights” below. The term “equity securities” does not include convertible debt securities, which debt securities would rank senior to the Series F Preferred Stock.

Dividends

No dividends on shares of Series F Preferred Stock will be authorized by ARCP’s board of directors or paid or set apart for payment by ARCP at any time when the terms and provisions of any agreement of ARCP’s, including any agreement relating to ARCP’s indebtedness, prohibit the authorization, payment or setting apart for payment or provide that the authorization, payment or setting apart for payment would constitute a breach of the agreement or a default under the agreement, or if the authorization, payment or setting apart for payment will be restricted or prohibited by law. You should review the information appearing above under “Risk Factors — Risks Associated with the Series F Preferred Stock — ARCP’s cash available for distributions may not be sufficient to pay dividends on the Series F Preferred Stock at expected levels, and ARCP cannot assure you of its ability to pay dividends in the future. ARCP may use borrowed funds or funds from other sources to pay dividends, which may adversely impact its operations” and the information appearing in the last paragraph under this caption “— Dividends” for information regarding the circumstances under which the terms of ARCP’s outstanding credit facilities may limit or prohibit the payment of dividends on the Series F Preferred Stock.

Notwithstanding the foregoing, dividends on the Series F Preferred Stock will accrue whether or not ARCP has earnings, whether or not there are funds legally available for the payment of those dividends and whether or not those dividends are declared. No interest, or sum in lieu of interest, will be payable in respect of any dividend payment or payments on the Series F Preferred Stock which may be in arrears, and holders of the Series F Preferred Stock will not be entitled to any dividends in excess of full cumulative dividends described above. Any dividend payment made on the Series F Preferred Stock will first be credited against the earliest accrued but unpaid dividend due with respect to those shares.

If, for any taxable year, ARCP designates as a “capital gain dividend,” as defined in Section 857 of the Code, any portion, or the Capital Gains Amount, of the dividends, as determined for federal income tax purposes, paid or made available for that year to holders of all classes or series of ARCP’s stock, then, except as otherwise required by applicable law, the portion of the Capital Gains Amount that will be allocable to the holders of the Series F Preferred Stock will be in proportion to the amount that the total dividends, as determined for federal income tax purposes, paid or made available to holders of Series F Preferred Stock for the year bears to the total dividends paid or made available for that year to holders of all classes of ARCP’s stock. In addition, except as otherwise required by applicable law, ARCP will make a similar allocation with respect to any undistributed long-term capital gains which are to be included in ARCP stockholders’ long-term capital gains, based on the allocation of the Capital Gains Amount which would have resulted if those undistributed long-term capital gains had been distributed as “capital gain dividends” by ARCP to ARCP’s stockholders. See “Material U.S. Federal Income Tax Consequences.”

Future distributions on ARCP’s common stock and preferred stock, including the Series F Preferred Stock offered hereby, will be at the discretion of ARCP’s board of directors and will depend on, among other things, results of operations, funds from operations, cash flow from operations, financial condition and capital requirements, the annual distribution requirements under the REIT provisions of the Code, ARCP’s debt service requirements and any other factors ARCP’s board of directors deems relevant. In addition, ARCP’s outstanding credit facilities contain provisions that could limit or, in certain cases, prohibit the payment of distributions on ARCP’s common stock and preferred stock, including the Series F Preferred Stock offered hereby. Among other things, ARCP’s outstanding credit facilities provide, that upon a default or event of default under such credit facilities, ARCP and its subsidiaries may not pay any distributions. See also “Risk Factors — Risks Associated with the Series F Preferred Stock — ARCP’s cash available for distributions may not be sufficient to pay dividends on the Series F Preferred Stock at expected levels, and ARCP cannot assure you of its ability to pay dividends in the future. ARCP may use borrowed funds or funds from other sources to pay dividends, which may adversely impact its operations.” Accordingly, although ARCP expects to continue its policy of paying monthly cash distributions on its common stock and scheduled cash dividends on its preferred stock, ARCP cannot guarantee that it will maintain these distributions or what the actual distributions will be for any future period.

Liquidation Preference

In the event of ARCP’s voluntary or involuntary liquidation, dissolution or winding up, the holders of shares of Series F Preferred Stock will be entitled to be paid out of the assets of ARCP legally available for distribution to its stockholders, subject to the preferential rights of the holders of any class or series of ARCP’s stock ranking senior to the Series F Preferred Stock with respect to the distribution of assets upon liquidation, dissolution or winding up, a liquidation preference of $25.00 per share, plus an amount equal to any accrued and unpaid dividends to the date of payment, before any distribution of assets is made to holders of ARCP’s common stock or any other class or series of ARCP’s stock that ranks junior to the Series F Preferred Stock as to liquidation rights. After payment of the full amount of the liquidating distributions to which they are entitled, holders of Series F Preferred Stock, as such, will have no further right or claim to any of ARCP’s remaining assets. In determining whether a distribution (other than upon voluntary or involuntary liquidation, dissolution or winding up) by dividend, redemption or other acquisition of shares of ARCP’s stock or otherwise is permitted under the MGCL, no effect will be given to amounts that would be needed, if ARCP would be dissolved at the time of the dissolution, to satisfy the preferential rights upon distribution of holders of shares of Series F Preferred Stock.

Redemption

The Series F Preferred Stock is not redeemable by ARCP prior to the fifth anniversary of the date on which the Series F Preferred Stock is first issued, or the Initial Redemption Date, except as described below under “— Special Optional Redemption” and except that, as provided in the Series F Articles Supplementary, ARCP may purchase or redeem shares of the Series F Preferred Stock prior to that date in order to preserve its status as a REIT for federal and/or state income tax purposes. See “— Restrictions on Ownership and Transfer.”

Optional Redemption.  On and after the Initial Redemption Date, ARCP may, at its option, upon not less than 30 nor more than 60 days’ written notice, redeem shares of the Series F Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus any accrued and unpaid dividends thereon to the date fixed for redemption. If ARCP elects to redeem any shares of Series F Preferred Stock as described in this paragraph, ARCP may use any available cash to pay the redemption price, and will not be required to pay the redemption price only out of the proceeds from the issuance of other equity securities or any other specific source.

Special Optional Redemption.  Upon the occurrence of a Change of Control (as defined below), ARCP may, at its option, upon not less than 30 nor more than 60 days’ written notice, redeem shares of Series F Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred, for cash at a redemption price of $25.00 per share, plus any accrued and unpaid dividends thereon to the date fixed for redemption. If, prior to the date of such conversion upon a Change of Control, ARCP has provided or provides notice of its election to redeem some or all of the shares of Series F Preferred Stock (whether pursuant to ARCP’s optional redemption right described above under “— Optional Redemption” or this special optional redemption right), the holders of Series F Preferred Stock will not have the Conversion Right (as defined below) described below under “— Conversion Rights” with respect to the shares called for redemption. If ARCP elects to redeem any shares of Series F Preferred Stock as described in this paragraph, ARCP may use any available cash to pay the redemption price, and ARCP will not be required to pay the redemption price only out of the proceeds from the issuance of other equity securities or any other specific source.

A “Change of Control” is when, after the original issuance of the Series F Preferred Stock, the following have occurred and are continuing:

•	the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of stock of ARCP entitling that person to exercise more than 50% of the total voting power of all stock of ARCP entitled to vote generally in the election of its directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and
•	following the closing of any transaction referred to in the bullet point above, neither ARCP nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the New York Stock Exchange, or the NYSE, the NYSE Amex Equities, or the NYSE Amex, or NASDAQ or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE Amex or NASDAQ.

Redemption Procedures.  In the event ARCP elects to redeem Series F Preferred Stock, the notice of redemption mailed to each holder of record of a share of Series F Preferred Stock called for redemption will state the following:

•	whether such redemption is being made pursuant to the provisions described above under “— Optional Redemption” or “— Special Optional Redemption”;
•	if applicable, that such redemption is being made in connection with a Change of Control and, in that case, a brief description of the transaction or transactions constituting such Change of Control; and
•	if such redemption is being made in connection with a Change of Control, that the holders of the shares of Series F Preferred Stock being so called for redemption will not be able to tender such shares of Series F Preferred Stock for conversion in connection with the Change of Control and that each share of Series F Preferred Stock tendered for conversion that is called, prior to the Change of Control Conversion Date (as defined below), for redemption will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date.

Holders of Series F Preferred Stock to be redeemed will surrender the Series F Preferred Stock at the place designated in the notice of redemption and will be entitled to the redemption price and any accrued and unpaid dividends payable upon the redemption following the surrender. If notice of redemption of any shares of Series F Preferred Stock has been given and if ARCP has irrevocably set aside the funds necessary for redemption in trust for the benefit of the holders of the shares of Series F Preferred Stock so called for redemption, then from and after the redemption date (unless default will be made by ARCP in providing for the payment of the redemption price plus accrued and unpaid dividends, if any), dividends will cease to accrue on those shares of Series F Preferred Stock, those shares of Series F Preferred Stock will no longer be deemed outstanding and all rights of the holders of those shares will terminate, except the right to receive the redemption price plus accrued and unpaid dividends, if any, payable upon redemption. If any redemption date is not a business day, then the redemption price and accrued and unpaid dividends, if any, payable upon redemption may be paid on the next business day and no interest, additional dividends or other sums will accrue on the amount payable for the period from and after that redemption date to that next business day. If less than all of the outstanding Series F Preferred Stock is to be redeemed, the Series F Preferred Stock to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional shares) or by any other equitable method ARCP determines but that will not result in the aggregate share ownership limits contained in ARCP’s charter to be violated.

Conversion Rights

Upon the occurrence of a Change of Control, each holder of Series F Preferred Stock will have the right (unless, prior to the Change of Control Conversion Date, ARCP has provided or provide notice of its election to redeem some or all of the shares of Series F Preferred Stock held by such holder as described above under “— Redemption — Optional Redemption” or “— Redemption — Special Optional Redemption,” in which case such holder will have the right only with respect to shares of Series F Preferred Stock that are not called for redemption) to convert some or all of the Series F Preferred Stock held by such holder (the “Change of Control Conversion Right”) on the Change of Control Conversion Date into a number of shares of ARCP common stock per share of Series F Preferred Stock (the “Common Stock Conversion Consideration”) equal to the lesser of:

•	the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference per share of Series F Preferred Stock plus the amount of any accrued and unpaid dividends thereon to the Change of Control Conversion Date (unless the date of such conversion upon a Change of Control is after a record date for a Series F Preferred Stock dividend payment and prior to the corresponding dividend payment date for the Series F Preferred Stock, in which case no additional amount for such accrued and unpaid dividends will be included in this sum) by (ii) the Common Stock Price, as defined below (such quotient, the “Conversion Rate”); and
•	Share Cap (as defined in the Series F Articles Supplementary).

Anything in the Series F Articles Supplementary to the contrary notwithstanding and except as otherwise required by law, the persons who are the holders of record of shares of Series F Preferred Stock at the close of business on a record date for the payment of dividends will be entitled to receive the dividend payable on the corresponding dividend payment date notwithstanding the conversion of those shares after such record date and on or prior to such dividend payment date and, in such case, the full amount of such dividend will be paid on such dividend payment date to the persons who were the holders of record at the close of business on such record date.

The Share Cap is subject to pro rata adjustments for any share splits (including those effected pursuant to a distribution of ARCP common stock), subdivisions or combinations (in each case, a “Share Split”) with respect to ARCP common stock as follows: the adjusted Share Cap as the result of a Share Split will be the number of shares of ARCP common stock that is equivalent to the product obtained by multiplying (i) the Share Cap in effect immediately prior to such Share Split by (ii) a fraction, the numerator of which is the number of shares of ARCP common stock outstanding immediately after giving effect to such Share Split and the denominator of which is the number of shares of ARCP common stock outstanding immediately prior to such Share Split.

For the avoidance of doubt, subject to the immediately succeeding sentence, the aggregate number of shares of ARCP common stock (or equivalent Alternative Conversion Consideration (as defined below), as applicable) issuable or deliverable, as applicable in connection with the exercise of the Change of Control Conversion Right will not exceed the Exchange Cap (as defined in the Series F Articles Supplementary), of ARCP common stock (or equivalent Alternative Conversion Consideration, as applicable). The Exchange Cap is subject to pro rata adjustments for any Share Splits on the same basis as the corresponding adjustment to the Share Cap and is also subject to adjustment if the number of authorized shares of Series F Preferred Stock is increased and such additional shares are thereafter issued by ARCP.

In the case of a Change of Control pursuant to which ARCP common stock is or will be converted into cash, securities or other property or assets (including any combination thereof), or the Alternative Form Consideration), a holder of Series F Preferred Stock will receive upon conversion of such Series F Preferred Stock the kind and amount of Alternative Form Consideration which such holder would have owned or been entitled to receive upon the Change of Control had such holder held a number of shares of ARCP common stock equal to the Common Stock Conversion Consideration immediately prior to the effective time of the Change of Control, or the Alternative Conversion Consideration (the Common Stock Conversion Consideration or the Alternative Conversion Consideration, whichever will be applicable to a Change of Control, is referred to as the “Conversion Consideration”).

If the holders of ARCP common stock have the opportunity to elect the form of consideration to be received in the Change of Control, the Conversion Consideration in respect of such Change of Control will be deemed to be the kind and amount of consideration actually received by holders of a majority of the outstanding shares of ARCP common stock that made or voted for such an election (if electing between two types of consideration) or holders of a plurality of the outstanding shares of ARCP common stock that made or voted for such an election (if electing between more than two types of consideration), as the case may be, and will be subject to any limitations to which all holders of ARCP common stock are subject, including, without limitation, pro rata reductions applicable to any portion of the consideration payable in such Change of Control.

ARCP will not issue fractional shares of common stock upon the conversion of the Series F Preferred Stock in connection with a Change of Control. Instead, ARCP will make a cash payment equal to the value of such fractional shares based upon the Common Stock Price used in determining the Common Stock Conversion Consideration for such Change of Control.

Within 15 days following the occurrence of a Change of Control (unless ARCP has provided notice of its intention to redeem all shares of Series F Preferred Stock), ARCP will provide to holders of Series F Preferred Stock a notice of occurrence of the Change of Control that describes the resulting Change of Control Conversion Right. This notice will state the following:

•	the events constituting the Change of Control;
•	the date of the Change of Control;
•	the last date on which the holders of Series F Preferred Stock may exercise their Change of Control Conversion Right;
•	the method and period for calculating the Common Stock Price;
•	the Change of Control Conversion Date;
•	that if, prior to the Change of Control Conversion Date, ARCP has provided or provide notice of its election to redeem all or any shares of Series F Preferred Stock, holders will not be able to convert the shares of Series F Preferred Stock called for redemption and such shares will be redeemed on the related redemption date, even if such shares have already been tendered for conversion pursuant to the Change of Control Conversion Right;
•	if applicable, the type and amount of Alternative Conversion Consideration entitled to be received per share of Series F Preferred Stock;

•	the name and address of the paying agent, transfer agent and conversion agent for the Series F Preferred Stock;
•	the procedures that the holders of Series F Preferred Stock must follow to exercise the Change of Control Conversion Right (including procedures for surrendering shares for conversion through the facilities of a Depositary (as defined below)), including the form of conversion notice to be delivered by such holders as described below; and
•	the last date on which holders of Series F Preferred Stock may withdraw shares surrendered for conversion and the procedures that such holders must follow to effect such a withdrawal.

ARCP will issue a press release containing such notice for publication on Dow Jones & Company, Inc., Business Wire, PR Newswire or Bloomberg Business News (or, if these organizations are not in existence at the time of issuance of the press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public), and post a notice on its website, in any event prior to the opening of business on the first business day following any date on which ARCP provides the notice described above to the holders of Series F Preferred Stock.

To exercise the Change of Control Conversion Right, the holders of Series F Preferred Stock will be required to deliver, on or before the close of business on the Change of Control Conversion Date, the certificates (if any) representing the shares of Series F Preferred Stock to be converted, duly endorsed for transfer (or, in the case of any shares of Series F Preferred Stock held in book-entry form through a Depositary, to deliver, on or before the close of business on the Change of Control Conversion Date, the shares of Series F Preferred Stock to be converted through the facilities of such Depositary), together with a written conversion notice in the form provided by us, duly completed, to ARCP’s transfer agent. The conversion notice must state:

•	the relevant Change of Control Conversion Date;
•	the number of shares of Series F Preferred Stock to be converted; and
•	that the Series F Preferred Stock is to be converted pursuant to the applicable provisions of the Series F Preferred Stock.

The “Change of Control Conversion Date” is the date the Series F Preferred Stock is to be converted, which will be a business day selected by ARCP that is no fewer than 20 days nor more than 35 days after the date on which ARCP provides the notice described above to the holders of Series F Preferred Stock.

The “Common Stock Price” is (i) if the consideration to be received in the Change of Control by the holders of ARCP common stock is solely cash, the amount of cash consideration per share of ARCP common stock or (ii) if the consideration to be received in the Change of Control by holders of ARCP common stock is other than solely cash (x) the average of the closing sale prices per share of ARCP common stock (or, if no closing sale price is reported, the average of the closing bid and ask prices per share or, if more than one in either case, the average of the average closing bid and the average closing ask prices per share) for the ten consecutive trading days immediately preceding, but not including, the date on which such Change of Control occurred as reported on the principal U.S. securities exchange on which ARCP common stock is then traded, or (y) the average of the last quoted bid prices for ARCP common stock in the over-the-counter market as reported by Pink Sheets LLC or similar organization for the ten consecutive trading days immediately preceding, but not including, the date on which such Change of Control occurred, if ARCP common stock is not then listed for trading on a U.S. securities exchange.

Holders of Series F Preferred Stock may withdraw any notice of exercise of a Change of Control Conversion Right (in whole or in part) by a written notice of withdrawal delivered to ARCP’s transfer agent prior to the close of business on the business day prior to the Change of Control Conversion Date. The notice of withdrawal delivered by any holder must state:

•	the number of withdrawn shares of Series F Preferred Stock;
•	if certificated Series F Preferred Stock has been surrendered for conversion, the certificate numbers of the withdrawn shares of Series F Preferred Stock; and

•	the number of shares of Series F Preferred Stock, if any, which remain subject to the holder’s conversion notice.

Notwithstanding the foregoing, if any Series F Preferred Stock is held in book-entry form through The Depository Trust Company or a similar depositary, or each a Depositary, the conversion notice and/or the notice of withdrawal, as applicable, must comply with applicable procedures, if any, of the applicable Depositary.

Series F Preferred Stock as to which the Change of Control Conversion Right has been properly exercised and for which the conversion notice has not been properly withdrawn will be converted into the applicable Conversion Consideration in accordance with the Change of Control Conversion Right on the Change of Control Conversion Date, unless prior to the Change of Control Conversion Date ARCP has provided or provide notice of ARCP’s election to redeem some or all of the shares of Series F Preferred Stock, as described above under “— Redemption — Optional Redemption” or “— Redemption — Special Optional Redemption,” in which case only the shares of Series F Preferred Stock properly surrendered for conversion and not properly withdrawn that are not called for redemption will be converted as aforesaid. If ARCP elects to redeem shares of Series F Preferred Stock that would otherwise be converted into the applicable Conversion Consideration on a Change of Control Conversion Date, such shares of Series F Preferred Stock will not be so converted and the holders of such shares will be entitled to receive on the applicable redemption date the redemption price described above under “— Redemption — Optional Redemption” or “— Redemption — Special Optional Redemption,” as applicable.

ARCP will deliver all securities, cash and any other property owing upon conversion no later than the third business day following the Change of Control Conversion Date. Notwithstanding the foregoing, the persons entitled to receive any shares of ARCP common stock or other securities delivered on conversion will be deemed to have become the holders of record thereof as of the Change of Control Conversion Date.

Notwithstanding any other provision of the Series F Preferred Stock, no holder of Series F Preferred Stock will be entitled to convert such Series F Preferred Stock into shares of ARCP common stock to the extent that receipt of such common stock would cause such holder (or any other person) to exceed the applicable share ownership limits contained in ARCP’s charter, including the Series F Articles Supplementary, unless ARCP provides an exemption from this limitation for such holder. See “— Restrictions on Ownership and Transfer” below.

Further, ARCP’s credit facility imposes limitations on ARCP’s ability to make certain restricted payments. Payment of distributions to the holders of shares of Series F Preferred Stock would constitute a restricted payment under ARCP’s credit facility. The credit agreement for ARCP’s credit facility provides that, in order to make such a restricted payment, there must not be a continuing default under the credit facility at the time of payment or a default resulting from such payment and the amount of such payment, when added with all other restricted payments for fiscal year 2013, cannot exceed (i) 110% of ARCP’s FFO for fiscal year 2013 (assuming such payment is made on or prior to December 31, 2013), (ii) 105% of ARCP’s FFO for fiscal year 2014 (assuming such payment is made on or after January 1, 2014 and on or prior to December 31, 2014) and (iii) 95% of ARCP’s FFO at any time thereafter.

The Change of Control conversion feature may make it more difficult for a third party to take over ARCP or discourage a party from taking over ARCP. See “Risk Factors — You may not be permitted to exercise conversion rights upon a change of control. If exercisable, the change of control conversion feature of the Series F Preferred Stock may not adequately compensate you, and the change of control conversion and redemption features of the Series F Preferred Stock may make it more difficult for a party to take over ARCP or discourage a party from taking over ARCP.”

Except as provided above in connection with a Change of Control, the Series F Preferred Stock is not convertible into or exchangeable for any other securities or property.

Voting Rights

Holders of the Series F Preferred Stock will not have any voting rights, except as set forth below.

Whenever dividends on any shares of Series F Preferred Stock are in arrears for 18 or more monthly dividend periods, whether or not consecutive, the number of directors constituting ARCP’s board of directors will be automatically increased by two (if not already increased by two by reason of the election of directors by the holders of any other class or series of preferred stock upon which like voting rights have been conferred and are exercisable and with which the Series F Preferred Stock is entitled to vote as a class with respect to the election of those two directors) and the holders of Series F Preferred Stock (voting separately as a class with all other classes or series of preferred stock upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Series F Preferred Stock in the election of those two directors) will be entitled to vote for the election of those two additional directors at a special meeting called by ARCP upon the written request of the holders of record of at least 10% of the outstanding shares of Series F Preferred Stock or by the holders of the requisite percentage of any other class or series of preferred stock upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Series F Preferred Stock in the election of those two directors (unless the request is received less than 90 days before the date fixed for the next annual or special meeting of stockholders, in which case such vote will be held at the earlier of the next annual or special meeting of stockholders), and at each subsequent annual meeting until all dividends accumulated on the Series F Preferred Stock for all past dividend periods and the then current dividend period will have been fully paid or declared and a sum sufficient for the payment thereof set apart for payment. In that case, the right of holders of the Series F Preferred Stock to elect those two directors will cease and, unless there are other classes or series of preferred stock upon which like voting rights have been conferred and are exercisable, the term of office of the two directors will automatically terminate and the number of directors constituting the board of directors will be reduced accordingly.

If a special meeting is not called by ARCP within 30 days after request from the holders of Series F Preferred Stock as described above, then the holders of record of at least 10% of the outstanding Series F Preferred Stock may designate a holder to call the meeting at ARCP’s expense.

On each matter on which holders of Series F Preferred Stock are entitled to vote, each share of Series F Preferred Stock will be entitled to one vote, except that when shares of any other class or series of preferred stock have the right to vote with the Series F Preferred Stock as a single class on any matter, the Series F Preferred Stock and the shares of each such other class or series will have one vote for each $25.00 of liquidation preference (excluding accrued dividends).

Except as expressly stated in the Series F Articles Supplementary or as may be required by applicable law, the Series F Preferred Stock will not have any relative, participating, optional or other special voting rights or powers and the consent of the holders thereof will not be required for the taking of any corporate action. Notwithstanding anything to the contrary contained in the Series F Articles Supplementary or ARCP’s charter, the holders of Series F Preferred Stock may take action or consent to any other action by delivering to ARCP a consent, in writing or by electronic transmission, of the holders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting of the holders of Series F Preferred Stock.

Power to Reclassify Shares of ARCP’s Stock

The ARCP Board may classify any unissued shares of preferred stock and reclassify any unissued shares of common stock or any previously classified but unissued shares of preferred stock into other classes or series of stock, including one or more classes or series of stock that have priority over ARCP common stock with respect to voting rights, distributions or upon liquidation, and authorize ARCP to issue the newly classified shares. Prior to the issuance of shares of each class or series, the ARCP Board is required by the MGCL and ARCP’s charter to set, subject to the provisions of ARCP’s charter regarding the restrictions on ownership and transfer of ARCP’s stock, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications or terms or conditions of redemption for each such class or series. These actions can be taken without stockholder approval, unless stockholder approval is required by applicable law, the terms of any other class or series of ARCP’s stock or the rules of any stock exchange or automated quotation system on which ARCP’s securities may be listed or traded.

Power to Increase Authorized Stock and Issue Additional Shares of ARCP’s Common Stock and Preferred Stock

ARCP believes that the power of its board of directors to amend the charter from time to time to increase the aggregate number of authorized shares of stock or the number of shares of stock of any class or series that ARCP has the authority to issue, to issue additional authorized but unissued shares of ARCP common stock or preferred stock and to classify or reclassify unissued shares of ARCP common stock or preferred stock into other classes or series of stock and thereafter to cause ARCP to issue such classified or reclassified shares of stock will provide ARCP with flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. Shares of additional classes or series of stock, as well as additional shares of common stock, will be available for issuance without further action by ARCP’s stockholders, unless stockholder consent is required by applicable law or the rules of any stock exchange or automated quotation system on which ARCP’s securities are then listed or traded. Although the ARCP Board does not intend to do so, it could authorize ARCP to issue a class or series of common stock or preferred stock that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change of control of ARCP that might involve a premium price for ARCP’s stockholders or otherwise be in their best interest.

Restrictions on Transfer and Ownership of Stock

In order for ARCP to qualify as a REIT under the Code, shares of ARCP’s stock must be owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, under Section 856(h) of the Code, a REIT cannot be “closely held.” In this regard, not more than 50% of the value of the outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).

ARCP’s charter contains restrictions on the ownership and transfer of shares of ARCP’s common stock and other outstanding shares of stock. The relevant sections of ARCP’s charter provide that, subject to the exceptions described below, no person or entity may own, or be deemed to own, by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% in value of the aggregate of ARCP’s outstanding shares of stock or more than 9.8% (in value or in number of shares, whichever is more restrictive) of any class or series of ARCP’s shares of stock; we refer to these limitations as the “ownership limits.”

Pursuant to the Series F Articles Supplementary, the Series F Preferred Stock is subject to all the limitations, terms and conditions of ARCP’s charter applicable to Shares (as defined in ARCP’s charter) generally, including but not limited to the aggregate share ownership limits and the other terms and conditions (including exceptions and exemptions) contained in ARCP’s charter.

The constructive ownership rules under the Code are complex and may cause shares of stock owned actually or constructively by a group of related individuals or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% in value of the aggregate of ARCP’s outstanding shares of stock and 9.8% (in value or in number of shares, whichever is more restrictive) of any class or series of ARCP’s shares of stock (or the acquisition of an interest in an entity that owns, actually or constructively, shares of ARCP’s stock by an individual or entity), could, nevertheless, cause that individual or entity, or another individual or entity, to violate the ownership limits.

The ARCP Board may, upon receipt of certain representations, undertakings and agreements and in its sole discretion, exempt (prospectively or retroactively) any person from the ownership limits or establish a different limit, or excepted holder limit, for a particular person if the person’s ownership in excess of the ownership limits will not then or in the future result in ARCP being “closely held” under Section 856(h) of the Code (without regard to whether the person’s interest is held during the last half of a taxable year) or otherwise cause ARCP to fail to qualify as a REIT. In order to be considered by the ARCP Board for exemption, a person also must not own, actually or constructively, an interest in one of ARCP’s tenants (or a tenant of any entity which ARCP owns or controls) that would cause ARCP to own, actually or constructively, more than a 9.9% interest in the tenant unless the revenue derived by ARCP from such tenant is sufficiently small that, in the opinion of the ARCP Board, rent from such tenant would not adversely affect ARCP’s ability to qualify as a REIT. The person seeking an exemption must represent and covenant to the satisfaction of the ARCP Board that it will not violate these two restrictions. The person also must agree that any violation or attempted violation of these restrictions will result in the automatic transfer to a trust of the shares of stock causing the violation. As a condition of granting an exemption or creating an excepted holder limit, the ARCP Board may, but is not be required to, obtain an opinion of counsel or Internal Revenue Service, which we refer to as the IRS, ruling satisfactory to the ARCP Board with respect to ARCP’s qualification as a REIT and may impose such other conditions or restrictions as it deems appropriate. Consistent with ARCP’s charter, the ARCP Board has granted an exemption from the ownership limits and established an excepted holder limit with respect to certain holders of ARCP’s Series C Convertible Preferred Stock as it relates to all outstanding shares of Series C Convertible Preferred Stock and the shares of ARCP common stock owned by the equity owner of such holder.

In connection with granting an exemption from the ownership limits or establishing an excepted holder limit or at any other time, the ARCP Board may increase or decrease the ownership limits. Any decrease in the ownership limits will not be effective for any person whose percentage ownership of shares of ARCP’s stock is in excess of such decreased limits until such person’s percentage ownership of shares of ARCP’s stock equals or falls below such decreased limits (other than a decrease as a result of a retroactive change in existing law, which will be effective immediately), but any further acquisition of shares of ARCP’s stock in excess of such percentage ownership will be in violation of the applicable limits. The ARCP Board may not increase or decrease the ownership limits if, after giving effect to such increase or decrease, five or fewer persons could beneficially own or constructively own in the aggregate more than 49.9% in value of the shares of ARCP’s stock then outstanding. Prior to any modification of the ownership limits, the ARCP Board may require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure ARCP’s qualification as a REIT.

ARCP’s charter further prohibits:

•	any person from beneficially or constructively owning, applying certain attribution rules of the Code, shares of ARCP’s stock that would result in ARCP being “closely held” under Section 856(h) of the Code (without regard to whether the stockholder’s interest is held during the last half of a taxable year) or otherwise cause ARCP to fail to qualify as a REIT; and
•	any person from transferring shares of ARCP’s stock if such transfer would result in shares of ARCP’s stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution).

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of ARCP’s stock that will or may violate the ownership limits or any of the other foregoing restrictions on ownership and transfer of ARCP’s stock will be required to immediately give written notice to ARCP or, in the case of a proposed or attempted transaction, give at least 15 days’ prior written notice to ARCP, and provide ARCP with such other information as ARCP may request in order to determine the effect of such transfer on ARCP’s qualification as a REIT. The ownership limits and the other restrictions on ownership and transfer of ARCP’s stock will not apply if the ARCP Board determines that it is no longer in ARCP’s best interests to attempt to qualify, or to continue to qualify, as a REIT or that compliance with the restrictions on ownership and transfer of ARCP’s stock is no longer required in order for ARCP to qualify as a REIT.

If any transfer of shares of ARCP’s stock would result in shares of ARCP’s stock being beneficially owned by fewer than 100 persons, such transfer will be void from the time of such purported transfer and the intended transferee will acquire no rights in such shares. In addition, if any purported transfer of shares of ARCP’s stock or any other event would otherwise result in:

•	any person violating the ownership limits or such other limit established by the ARCP Board; or
•	ARCP being “closely held” under Section 856(h) of the Code (without regard to whether the stockholder’s interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT, then that number of shares (rounded up to the nearest whole share) that would cause ARCP to violate such restrictions will automatically be transferred to, and held by, a charitable trust for the exclusive benefit of one or more charitable organizations selected by ARCP, and the intended transferee will acquire no rights in such shares. The transfer will be deemed to be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in the transfer to the charitable trust. A person who, but for the transfer of the shares to the charitable trust, would have beneficially or constructively owned the shares so transferred is referred to as a “prohibited owner,” which, if appropriate in the context, also means any person who would have been the record owner of the shares that the prohibited owner would have so owned. If the transfer to the charitable trust as described above would not be effective, for any reason, to prevent violation of the applicable restriction on ownership and transfer contained in ARCP’s charter, then the charter provides that the transfer of the shares will be void from the time of such purported transfer.

Shares of stock transferred to a charitable trust are deemed offered for sale to ARCP, or ARCP’s designee, at a price per share equal to the lesser of (1) the price paid per share in the transaction that resulted in such transfer to the charitable trust (or, if the event that resulted in the transfer to the charitable trust did not involve a purchase of such shares of stock at market price, defined generally as the last reported sales price reported on NASDAQ (or other applicable exchange), the market price per share of such stock on the day of the event which resulted in the transfer of such shares of stock to the charitable trust) and (2) the market price on the date ARCP, or ARCP’s designee, accept such offer. ARCP may reduce the amount payable to the charitable trust by the amount of distributions which have been paid to the prohibited owner and are owed by the prohibited owner to the charitable trust as described below. ARCP may pay the amount of such reduction to the charitable trust for the benefit of the charitable beneficiary. ARCP has the right to accept such offer until the trustee of the charitable trust has sold the shares held in the charitable trust as discussed below. Upon a sale to ARCP, the interest of the charitable beneficiary in the shares sold terminates, and the charitable trustee must distribute the net proceeds of the sale to the prohibited owner.

If ARCP does not buy the shares, the charitable trustee must, within 20 days of receiving notice from ARCP of the transfer of the shares to the charitable trust, sell the shares to a person or entity designated by the charitable trustee who could own the shares without violating the ownership limits or the other restrictions on ownership and transfer of ARCP’s stock described above. After that, the charitable trustee must distribute to the prohibited owner an amount equal to the lesser of (1) the price paid by the prohibited owner for the shares in the transaction that resulted in the transfer to the charitable trust (or, if the event that resulted in the transfer to the charitable trust did not involve a purchase of such shares at market price, the market price per share of such stock on the day of the event that resulted in the transfer to the charitable trust) and (2) the sales proceeds (net of commissions and other expenses of sale) received by the charitable trust for the shares. The charitable trustee may reduce the amount payable to the prohibited owner by the amount of distributions which have been paid to the prohibited owner and are owed by the prohibited owner to the charitable trust. Any net sales proceeds in excess of the amount payable to the prohibited owner will be immediately paid to the charitable beneficiary, together with any distributions thereon. In addition, if, prior to discovery by ARCP that shares of stock have been transferred to a charitable trust, such shares of stock are sold by a prohibited owner, then such shares will be deemed to have been sold on behalf of the charitable trust and to the extent that the prohibited owner received an amount for or in respect of such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount will be paid to the charitable trust upon demand by the charitable trustee. The prohibited owner will have no rights in the shares held by the charitable trust.

The charitable trustee will be designated by ARCP and will be unaffiliated with ARCP and with any prohibited owner. Prior to the sale of any shares by the charitable trust, the charitable trustee will receive, in trust for the charitable beneficiary, all distributions made by ARCP with respect to such shares and may also exercise all voting rights with respect to such shares. Any dividend or other distribution paid prior to ARCP’s discovery that shares of stock have been transferred to the charitable trust will be paid by the recipient to the charitable trust upon demand by the charitable trustee. These rights will be exercised for the exclusive benefit of the charitable beneficiary.

Subject to the MGCL, effective as of the date that the shares have been transferred to the charitable trust, the charitable trustee will have the authority, at the charitable trustee’s sole discretion:

•	to rescind as void any vote cast by a prohibited owner prior to ARCP’s discovery that the shares have been transferred to the charitable trust; and

•	to recast the vote in accordance with the desires of the charitable trustee acting for the benefit of the charitable beneficiary.

However, if ARCP has already taken irreversible action, then the charitable trustee may not rescind and recast the vote.

If the ARCP Board determines in good faith that a proposed transfer would violate the restrictions on ownership and transfer of ARCP’s stock set forth in ARCP’s charter, the ARCP Board may take such action as it deems advisable to refuse to give effect to or to prevent such transfer, including, but not limited to, causing ARCP to redeem shares of stock, refusing to give effect to the transfer on ARCP’s books or instituting proceedings to enjoin the transfer.

Every owner of more than 5% (or such lower percentage as required by the Code or the regulations promulgated thereunder) of the outstanding shares of all classes or series of ARCP’s stock, including common stock, will be required to give written notice to ARCP within 30 days after the end of each taxable year stating the name and address of such owner, the number of shares of each class and series of ARCP’s stock that the person beneficially owns and a description of the manner in which such shares are held. Each such owner will be required to provide to ARCP such additional information as ARCP may request in order to determine the effect, if any, of such beneficial ownership on ARCP’s qualification as a REIT and to ensure compliance with the ownership limits. In addition, each stockholder will, upon demand, be required to provide to ARCP such information as ARCP may request, in good faith, in order to determine ARCP’s qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

Any certificates representing shares of ARCP’s stock, or any written statements of information delivered in lieu of certificates, will bear a legend referring to the restrictions described above.

These restrictions on ownership and transfer of ARCP’s stock could delay, defer or prevent a transaction or a change in control that might involve a premium price for ARCP common stock or otherwise be in the best interest of ARCP’s stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for ARCP’s common stock is Computershare Trust Company, N.A.

Listing of Common Stock and Series F Cumulative Redeemable Preferred Stock

ARCP’s shares of common stock are listed on the NASDAQ under the symbol “ARCP.” ARCP will apply to have the new shares of ARCP common stock to be issued in connection with the merger listed on the the NASDAQ upon the consummation of the merger. ARCP intends to apply to have the Series F Preferred Stock that will be issued to ARCT IV stockholders listed on the NASDAQ. We anticipate that upon the consummation of the merger, the shares of Series F Preferred Stock issued in the merger will trade on the NASDAQ under the symbol under the symbol “ARCPP.” If the merger is completed, shares of ARCT IV common stock will be deregistered under the Exchange Act.

THE ARCT IV SPECIAL MEETING

Date, Time, Place and Purpose of ARCT IV’s Special Meeting

The special meeting of the stockholders of ARCT IV will be held at     , New York, New York     , on            , 2013, commencing at     , local time. The purpose of ARCT IV’s special meeting is:

1.	to consider and vote on a proposal to approve the merger and the other transactions contemplated by the merger agreement; and
2.	to consider and vote on a proposal to adjourn the special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement.

Recommendation of the ARCT IV Board

The ARCT IV Board has unanimously (with Messrs. Schorsch and Weil abstaining) determined that the merger agreement, the merger and the other transactions contemplated thereby are advisable, fair to, and in the best interests of ARCT IV and its stockholders, and has approved the merger agreement, the merger and the other transactions contemplated thereby. Nicholas S. Schorsch, the chief executive officer and chairman of ARCT IV and ARCP, and Edward M. Weil, Jr., a director and officer of ARCP and ARCT IV, each abstained from the vote on the merger agreement, the merger and the other transactions contemplated by the merger agreement. The ARCT IV Board unanimously (with Messrs. Schorsch and Weil abstaining) recommends that ARCT IV stockholders vote FOR the proposal to approve the merger and the other transactions contemplated by the merger agreement, and FOR the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement. For the reasons for this recommendation, see “The Merger — Recommendation of the ARCT IV Board and Its Reasons for the Merger” beginning on page 101.

Record Date; Who Can Vote at ARCT IV’s Special Meeting

Only holders of record of ARCT IV common stock at the close of business on September 19, 2013, ARCT IV’s record date, are entitled to notice of, and to vote at, ARCT IV’s special meeting and any postponement or adjournment of the special meeting. ARCT IV’s charter provides that, with respect to shares of ARCT IV common stock owned by the ARCT IV Advisor, any director of ARCT IV or any of their respective affiliates, neither the ARCT IV Advisor, the directors of ARCT IV nor their affiliates may vote on matters submitted to the ARCT IV stockholders regarding any transaction between ARCT IV and any of them. As of the record date, there were 71,107,650 shares of ARCT IV common stock outstanding, of which 71,090,761 shares were entitled to be voted at ARCT IV’s special meeting, held by approximately 32,132 holders of record. Each such share of ARCT IV common stock outstanding on ARCT IV’s record date is entitled to one vote on each proposal at ARCT IV’s special meeting except for those not entitled to vote on the merger pursuant to ARCT IV’s charter.

Vote Required for Approval; Quorum

Approval of the proposal to approve the merger and the other transactions contemplated by the merger agreement requires the affirmative vote of the holders of at least a majority of the outstanding shares of ARCT IV common stock entitled to vote on such proposal. Approval of the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement requires the affirmative vote of a majority of the votes cast on such proposal.

ARCT IV’s charter and bylaws provide that the presence in person or by proxy of stockholders entitled to cast at least 50% of all the votes entitled to be cast constitutes a quorum at a meeting of its stockholders. Shares that are voted and shares abstaining from voting are treated as being present at the ARCT IV special meeting for purposes of determining whether a quorum is present.

Abstentions

Abstentions will be counted in determining the presence of a quorum and will have the same effect as votes cast AGAINST the proposal to approve the merger and the other transactions contemplated by the merger agreement. However, abstentions will have no effect on the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement.

Manner of Authorizing Proxy

ARCT IV stockholders may submit their votes for or against the proposals submitted at ARCT IV’s special meeting in person or by proxy. ARCT IV stockholders may authorize a proxy in the following ways:

•	Internet. ARCT IV stockholders may authorize a proxy over the Internet by going to the website listed on their proxy card or voting instruction card. Once at the website, they should follow the instructions to authorize a proxy.
•	Telephone. ARCT IV stockholders may authorize a proxy using the toll-free number listed on their proxy card or voting instruction card.
•	Mail. ARCT IV stockholders may authorize a proxy by completing, signing, dating and returning their proxy card or voting instruction card in the preaddressed postage-paid envelope provided.

ARCT IV stockholders should refer to their proxy card or the information forwarded by their broker or other nominee to see which options are available to them.

The Internet and telephone proxy authorization procedures are designed to authenticate stockholders and to allow them to confirm that their instructions have been properly recorded. If you authorize a proxy over the Internet or by telephone, then you need not return a written proxy card or voting instruction card by mail.

The method by which ARCT IV stockholders authorize a proxy will in no way limit their right to vote at ARCT IV’s special meeting if they later decide to attend the meeting in person.

All shares of ARCT IV common stock entitled to vote and represented by properly completed proxies received prior to ARCT IV’s special meeting, and not revoked, will be voted at ARCT IV’s special meeting as instructed on the proxies. If ARCT IV stockholders of record do not indicate how their shares of ARCT IV common stock should be voted on a matter, the shares of ARCT IV common stock represented by their properly executed proxy will be voted as the ARCT IV Board (with Messrs. Schorsch and Weil abstaining) recommends and, therefore, FOR the proposal to approve the merger and the other transactions contemplated by the merger agreement, and FOR the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement.

Revocation of Proxies or Voting Instructions

ARCT IV stockholders of record may change their vote or revoke their proxy at any time before it is exercised at ARCT IV’s special meeting by:

•	submitting notice in writing to ARCT IV’s Secretary at American Realty Capital Trust IV, Inc., 405 Park Avenue, 15th Floor, New York, New York 10022, that you are revoking your proxy;
•	executing and delivering a later-dated proxy card or authorizing a later-dated proxy by telephone or on the Internet; or
•	voting in person at ARCT IV’s special meeting.

Attending ARCT IV’s special meeting without voting will not revoke your proxy.

ARCT IV stockholders who voted for the merger may change their election to receive either shares of ARCP common stock or cash in the merger by delivering a written notice to the exchange agent at Boston Financial Data Services, Inc., Attn: Re-Organization Dept., 30 Dan Road, Canton, Massachusetts 02021, if by hand or overnight courier, Boston Financial Data Services, Inc., Attn: Re-Organization Dept., P.O. Box 55077, Boston, Massachusetts 02205-9947, if by mail, prior to the election deadline, accompanied by a revised form of election.

Solicitation of Proxies

The solicitation of proxies from ARCT IV stockholders is made on behalf of the ARCT IV Board. ARCT IV will pay the cost of soliciting proxies from ARCT IV stockholders. Directors, officers and employees of ARCT IV may solicit proxies on behalf of ARCT IV in person or by telephone, facsimile or other means, but will not receive any additional compensation for doing so. ARCT IV has engaged Boston Financial and ANST to assist it in the solicitation of proxies. ARCT IV has agreed to pay Boston Financial fees not expected to exceed $150,000, which includes the payment of certain fees and expenses for its services to solicit proxies. Pursuant to the ARCT IV letter agreement, ARCT IV will pay to RCS Advisory Services, RC Securities and ANST an aggregate amount of $750,000 in consideration for the services provided under the ARCT IV letter agreement, including additional assistance in the solicitation of proxies. See “The Merger — Interests of ARCT IV’s Directors and Executive Officers in the Merger — ARCT IV Letter Agreement.”

In accordance with the regulations of the SEC, ARCT IV also will reimburse brokerage firms and other custodians, nominees and fiduciaries for their expenses incurred in sending proxies and proxy materials to beneficial owners of shares of ARCT IV common stock.

PROPOSALS SUBMITTED TO ARCT IV STOCKHOLDERS

Merger Proposal

(Proposal 1 on the ARCT IV Proxy Card)

ARCT IV stockholders are asked to approve the merger and the other transactions contemplated by the merger agreement. For a summary and detailed information regarding this proposal to approve the merger and the other transactions contemplated by the merger agreement, see the information about the merger agreement and the merger throughout this proxy statement/prospectus, including the information set forth in sections entitled “The Merger” beginning on page 88 and “The Merger Agreement” beginning on page 146. A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus, and a copy of the amendments to the merger agreement are attached as Annex D and Annex E to this proxy statement/prospectus.

Pursuant to the merger agreement, approval of this proposal is a condition to the consummation of the merger. If the proposal is not approved, the merger will not be completed even if the other proposals related to the merger are approved.

ARCT IV is requesting that ARCT IV stockholders approve the merger and the other transactions contemplated by the merger agreement.

Approval of the proposal to approve the merger and the other transactions contemplated by the merger agreement requires the affirmative vote of the holders of at least a majority of the outstanding shares of ARCT IV common stock entitled to vote on such proposal.

Recommendation of the ARCT IV Board

The ARCT IV Board has unanimously (with Messrs. Schorsch and Weil abstaining) (i) determined that the merger agreement, the merger and the other transactions contemplated thereby are advisable, fair to, and in the best interests of ARCT IV and its stockholders, and (ii) approved the merger agreement, the merger and the other transactions contemplated thereby. Nicholas S. Schorsch, the chief executive officer and chairman of ARCT IV and ARCP, and Edward M. Weil, Jr., a director and officer of ARCP and ARCT IV, each abstained from the vote on the merger agreement, the merger and the other transactions contemplated by the merger agreement. The ARCT IV Board unanimously (with Messrs. Schorsch and Weil abstaining) recommends that ARCT IV stockholders vote FOR the proposal to approve the merger and the other transactions contemplated by the merger agreement.

ARCT IV Adjournment Proposal

(Proposal 2 on the ARCT IV Proxy Card)

ARCT IV’s special meeting may be adjourned to another time or place, if necessary or appropriate, to permit further solicitation of proxies, if necessary or appropriate, to obtain additional votes in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement.

If, at ARCT IV’s special meeting, the number of shares of ARCT IV common stock present or represented by proxy and voting in favor of the merger proposal is insufficient to approve the proposal to approve the merger and the other transactions contemplated by the merger agreement, ARCT IV intends to move to adjourn ARCT IV’s special meeting to a date not more than 120 days after the record date for the special meeting in order to enable the ARCT IV Board to solicit additional proxies for approval of the proposal.

ARCT IV is requesting that ARCT IV stockholders approve the adjournment of ARCT IV’s special meeting, if necessary or appropriate, to another time and place for the purpose of soliciting additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement.

Approval of the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement requires the affirmative vote of a majority of the votes cast on such proposal.

Recommendation of the ARCT IV Board

The ARCT IV Board unanimously (with Messrs. Schorsch and Weil abstaining) recommends ARCT IV stockholders vote “FOR” the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement.

THE MERGER

The following is a description of the material aspects of the merger. While ARCP and ARCT IV believe that the following description covers the material terms of the merger, the description may not contain all of the information that is important to ARCT IV stockholders. ARCP and ARCT IV encourage ARCT IV stockholders to carefully read this entire proxy statement/prospectus, including the merger agreement attached to this proxy statement/prospectus as Annex A and incorporated herein by reference and the amendments to the merger agreement attached as Annex D and Annex E to this proxy statement/prospectus and incorporated herein by reference, for a more complete understanding of the merger. Pursuant to the merger agreement, the ARCT IV OP will merge with and into the ARCP OP, with the ARCP OP being the surviving entity. The foregoing is referred to as the “partnership merger.” Unless context suggests otherwise, “mergers” refers to the merger of ARCT IV and Merger Sub and the partnership merger. References to representatives of ARCT IV’s management refer to Messrs. Schorsch, Weil and Brian S. Block, Executive Vice President and Chief Financial Officer, and references to representatives of ARCP’s management refer to Messrs. Schorsch, Weil, Block and Brian D. Jones, Chief Operating Officer.

General

The ARCP Board and the ARCT IV Board have each unanimously (with Messrs. Schorsch, Weil and Kahane abstaining from each vote, as applicable) approved the merger agreement, the merger and the other transactions contemplated thereby. Nicholas S. Schorsch, the chief executive officer and chairman of ARCT IV and ARCP, and Edward M. Weil, Jr., a director and officer of ARCP and ARCT IV, each abstained from the votes on the merger agreement, the merger and the other transactions contemplated by the merger agreement. William M. Kahane, a director of ARCP and founder and managing member of ARC, the sponsor of each of ARCP and ARCT IV, also abstained from the vote. In the merger, ARCT IV will merge with and into Merger Sub, with Merger Sub surviving the merger as a direct wholly owned subsidiary of the ARCP OP. ARCT IV stockholders will receive the merger consideration described below under “The Merger Agreement — Merger Consideration; Conversion or Cancellation of Shares in the Merger.”

ARCT IV’s portfolio focuses on entering into (or assuming) long-term lease arrangements and targets assets at or below replacement cost, while ARCP focuses on entering into (or assuming) both medium-term leases and long-term leases and purchasing properties both at or below replacement cost and properties with vintage in-place rents at valuations significantly below replacement cost. As of June 30, 2013, ARCT IV owned 585 properties consisting of 5.9 million square feet, which were 100% leased with a weighted average remaining lease term of 11.7 years. As of June 30, 2013, rental revenues derived by ARCT IV from investment grade tenants and tenants affiliated with investment grade entities as determined by a major rating agency approximated 40% (the rating of each parent company has been attributed to its wholly owned subsidiary for purposes of this disclosure). As of June 30, 2013, excluding one vacant property classified as held for sale, ARCP owned 1,181 properties consisting of 19.4 million square feet, which were 100% leased with a weighted average remaining lease term of 9.9 years. As of June 30, 2013, rental revenues derived by ARCP from investment grade tenants and tenants affiliated with investment grade entities as determined by a major rating agency approximated 69% (the rating of each parent company has been attributed to its wholly owned subsidiary for purposes of this disclosure). The surviving entity in the merger will own a larger and more diversified portfolio that uniquely combines ARCT IV’s portfolio of properties with stable income from high credit quality tenants, with ARCP’s portfolio, which has properties with stable income from high quality tenants and properties with substantial growth opportunities. The long-term business plan for the combined company contemplates the combined portfolio consisting of approximately 70% long-term leases and 30% medium-term leases, with an average remaining lease term of 10 to 12 years. The combined portfolio is additionally expected to develop growth potential from below market leases.

Background of the Merger

ARCT IV was formed on February 14, 2012 as a non-exchange traded, externally-advised REIT with a focus on the acquisition of freestanding, single tenant commercial real estate properties net leased on a long-term basis to investment grade credit rated and other creditworthy tenants. On June 8, 2012, ARCT IV commenced the ARCT IV IPO on a “reasonable best efforts” basis to sell up to 60.0 million shares of common stock, $0.01 par value per share, at a price of $25.00 per share, subject to certain volume and other discounts. On September 10,

2012, ARCT IV had raised proceeds sufficient to break escrow in connection with the ARCT IV IPO and on April 15, 2013, ARCT IV closed the ARCT IV IPO following the successful achievement of its target equity raise of $1.75 billion, including proceeds from ARCT IV’s distribution reinvestment plan shares reallocated to the primary offering.

Following the close of its IPO, because of the relatively stable nature of the assets owned and operated by ARCT IV, including the fact that such assets were primarily net leased to tenants subject to long-term leases, the ARCT IV Board and ARCT IV’s management were of the view that continuing to hold ARCT IV’s assets and maintaining ARCT IV’s strategy as a non-traded REIT that would seek to complete a liquidity event in the medium term following the completion of its offering of common stock would not likely maximize value for its stockholders. In light of the foregoing, it was the view of ARCT IV’s management that ARCT IV should undertake an evaluation of strategic alternatives in order to maximize stockholder value. Accordingly, at the meeting of the ARCT IV Board held on April 8, 2013, the ARCT IV independent directors directed management to identify financial advisors and legal counsel who would be appropriate to assist in an analysis of the potential strategic alternatives available to ARCT IV. Representatives of ARCT IV’s management, other than Messrs. Weil and Block, were present at the meeting. ARCT IV’s management subsequently interviewed various investment banks to act as ARCT IV’s financial advisor, using criteria that included, among other things, the investment bank’s institutional knowledge of the non-traded and traded REIT industries, its capacity to provide the functions of a full-service investment bank and the investment banking team’s past experience advising other companies in connection with similar transactions.

In furtherance of the foregoing, at a meeting of the ARCT IV Board held on May 1, 2013, BofA Merrill Lynch was invited to give a presentation regarding its qualifications. At the conclusion of the presentation, the ARCT IV independent directors authorized management to engage BofA Merrill Lynch as its financial advisor in connection with an evaluation of potential strategic alternatives available to ARCT IV on the basis of BofA Merrill Lynch’s experience in transactions in the industry, its reputation in the investment community and its familiarity with ARCT IV and its business. Representatives of ARCT IV’s management were present at the meeting. RCS Capital, the investment banking and capital markets division of RC Securities, an entity under common ownership with the ARCT IV Advisor, was also at the meeting held on May 1, 2013. At the conclusion of the meeting, the ARCT IV independent directors approved the engagement of RCS Capital to act as M&A advisor to ARCT IV in connection with an evaluation of potential strategic alternatives available to ARCT IV on the basis of its experience and extensive M&A expertise in the in the non-traded and traded REIT sector.

ARCT IV and BofA Merrill Lynch entered in to an engagement letter with respect to BofA Merrill Lynch’s advisory services on May 17, 2013. Following ARCT IV’s appointment of BofA Merrill Lynch as its financial advisor, the ARCT IV independent directors directed BofA Merrill Lynch to begin the process of analyzing potential strategic alternatives for ARCT IV.

At the annual meeting of the ARCT IV Board held on June 5, 2013, Mr. Schorsch provided the ARCT IV Board with a presentation relating to the net lease sector and possible strategic alternatives for ARCT IV. Representatives of ARCT IV’s legal advisors also were present at the meeting. At the conclusion of the meeting, the ARCT IV independent directors directed ARCT IV’s management to authorize ARCT IV’s financial advisor to continue analyzing potential strategic alternatives for ARCT IV.

At the annual meeting of the ARCP Board held on June 5, 2013, ARCP’s management provided the ARCP Board with a presentation relating to ARCP’s medium-term growth strategy, including a discussion of potential strategic transactions and the need to select an investment bank to act as ARCP’s financial advisor in connection with such strategy. Management was to use criteria that include, among other things, an investment bank’s institutional knowledge of the non-traded and traded REIT industries, its capacity to provide the functions of a full-service investment bank and the investment banking team’s past experience advising other companies in connection with similar transactions. Representatives of ARCP’s legal advisors also were present at the meeting. At the conclusion of the meeting, the ARCP independent directors directed ARCP’s management to proceed with discussions to engage Citigroup Global Markets Inc., which we refer to as Citigroup, as its financial advisor in connection with an evaluation of potential strategic alternatives available to ARCP. Also at the meeting held on June 5, 2013, the ARCP independent directors approved the engagement of RCS Capital, the investment banking and capital markets division of RC Securities, an entity under common ownership with the ARCP Advisor, to act as M&A advisor to ARCP in connection with an evaluation of potential strategic alternatives available to ARCP on the basis of its experience and extensive M&A expertise in the in the non-traded and traded REIT sector.

At a meeting of the ARCT IV Board on June 7, 2013, the ARCT IV Board discussed potential strategic alternatives for ARCT IV. Representatives of ARCT IV’s management and legal, financial and M&A advisors also were present at the meeting. At the meeting, representatives of ARCT IV’s financial advisor provided the ARCT IV Board with an update of the net lease sector and discussed with the ARCT IV Board strategic alternatives available to ARCT IV, including an acquisition of an existing company or significant portfolio, a merger or sale to a third party public REIT, a share listing or the maintenance of the status quo as a non-exchange traded REIT. As part of this discussion, representatives of ARCT IV’s financial advisor discussed with the ARCT IV Board third parties that could potentially have an interest in acquiring ARCT IV. At the conclusion of the meeting, the ARCT IV independent directors directed ARCT IV’s financial advisor to proceed with additional analysis regarding potential strategic alternatives and to begin contacting the potential bidders selected by ARCT IV’s independent directors regarding a potential strategic transaction with ARCT IV. The ARCT IV independent directors also approved the engagement of Weil, Gotshal & Manges LLP as ARCT IV’s special M&A legal counsel and Miles & Stockbridge P.C. as ARCT IV’s Maryland counsel in connection with an evaluation of potential strategic alternatives available to ARCT IV and continued engagement of Proskauer Rose LLP as general corporate counsel. Throughout the process of considering strategic alternatives, the ARCT IV Board and the ARCT IV independent directors consulted with ARCT IV’s management, ARCT IV’s legal counsel regarding legal matters and with ARCT IV’s financial advisor regarding financial matters.

Beginning on June 10, 2013, representatives of ARCT IV’s financial advisor, at the direction of the ARCT IV independent directors, contacted 14 potential bidders selected by ARCT IV’s independent directors, including ARCP, regarding their interest in engaging in a strategic transaction with ARCT IV. Such third parties were selected by the ARCT IV independent directors based on, among other things, their ability to consummate a transaction of the size suggested by ARCT IV’s value, liquidity, common investment objectives or strategy, perceived decision making efficiency, experience and track record. On June 11, 2013, at the direction of the ARCT IV independent directors, representatives of ARCT IV’s financial advisor distributed confidentiality agreements and certain preliminary information regarding ARCT IV to nine potential bidders, including ARCP, that had indicated they were interested in a potential transaction with ARCT IV.

On June 13, 2013, ARCT IV entered into a confidentiality agreement with ARCP. At a meeting of the ARCT IV Board held on June 13, 2013, the ARCT IV Board discussed a potential strategic transaction involving ARCT IV and the status of discussions with potential bidders. Representatives of ARCT IV’s management and legal, financial and M&A advisors also were present at the meeting. At the meeting, representatives of ARCT IV’s financial advisor updated the ARCT IV Board on their discussions with the potential bidders and indicated that a confidentiality agreement had been executed with ARCP. In addition, four other bidders were in the process of negotiating confidentiality agreements and four additional bidders were still reviewing the opportunity of a possible strategic transaction with ARCT IV. At the conclusion of the meeting, the ARCT IV independent directors directed ARCT IV’s financial advisor to continue the process of exploring strategic alternatives and its discussions with potential bidders.

At a meeting of the ARCP Board held on June 13, 2013, the ARCP Board discussed, in furtherance of its medium-term growth strategy, a potential strategic transaction with ARCT IV and the ARCP independent directors engaged Duane Morris LLP as its special M&A legal counsel, Venable LLP as its Maryland counsel, and approved the continued engagement of Proskauer Rose LLP as general corporate counsel and the engagement of Citigroup as its independent financial advisor with respect to the potential acquisition of ARCT IV. The ARCP independent directors also reaffirmed the engagement of RCS Capital as M&A advisor in connection with the potential acquisition of ARCT IV. Representatives of ARCP’s management, except Messrs. Block and Jones, and legal and financial advisors also were present at the meeting. ARCP’s financial advisor discussed with the ARCP Board a preliminary analysis of the potential transaction with ARCT IV, including information regarding combined tenant diversity and composition, industry diversity and lease maturity, and the rationale for such a potential transaction. The ARCP independent directors consulted with ARCP’s management, ARCP’s legal counsel regarding legal matters and with ARCP’s financial advisor regarding financial matters. The ARCP independent directors recommended that management and ARCP’s advisors continue to explore the potential ARCT IV transaction and authorized the preparation of a bid package subject to further review by the ARCP Board and the ARCP independent directors.

On June 14, 2013, representatives of ARCT IV’s financial advisor, at the direction of the ARCT IV independent directors, distributed a bid instruction letter to interested bidders that set forth the deadline of June 21, 2013 for the delivery of preliminary indications of interest that had been set by the ARCT IV independent directors.

On June 17, 2013, the ARCP Board met to discuss the potential transaction with ARCT IV. Representatives of ARCP’s management, except Mr. Jones, and legal and financial advisors also were present at the meeting. ARCP’s financial advisor discussed with the ARCP Board an updated analysis of the potential transaction with ARCT IV. The ARCP Board then discussed with management and ARCP’s advisors the proposed terms of the transaction. The ARCP Board considered the business of the combined company. The ARCP Board also considered the proposed transaction with of ARCT IV in light of ARCP’s strategic goals, including other potential acquisitions. Following the meeting, the ARCP independent directors met in executive session to consider the ARCP financial advisor’s analysis and the economic and other terms of a bid to acquire ARCT IV, including the price, a cash-election feature, deal protection provisions, and the proposed timing of a transaction.

At a meeting of the ARCT IV Board held on June 18, 2013, the ARCT IV Board discussed a potential strategic transaction involving ARCT IV. Representatives of ARCT IV’s management, except Messrs. Weil and Block, and representatives of ARCT IV’s legal, financial and M&A advisors also were present at the meeting. At the meeting, representatives of ARCT IV’s financial advisor provided the ARCT IV Board with a further update on the status of its discussions with the potential bidders and indicated that five potential bidders, including ARCP, had executed confidentiality agreements with ARCT IV and were subsequently provided access to ARCT IV’s online data room, which contained certain non-public information concerning ARCT IV’s business and operations.

On June 19, 2013, the ARCP Board met again to discuss the proposed transaction with ARCT IV and the bid package that had been prepared by ARCP’s legal counsel in connection with the transaction, including a bid letter, term sheet and draft merger agreement. Representatives of ARCP’s management, except Messrs. Weil and Block, and legal and financial advisors also were present at the meeting. ARCP’s financial advisor discussed with the ARCP Board an updated analysis of the potential transaction with ARCT IV. The ARCP Board discussed the transaction rationale, pro forma information, and potential value creation for ARCP stockholders. The ARCP Board also discussed the merits of, and other considerations with respect to, a potential transaction with ARCT IV. The ARCP independent directors approved the bid package and authorized ARCP to submit the bid package to ARCT IV.

On the evening of June 20, 2013, a representative of ARCP’s legal counsel submitted ARCP’s bid package to ARCT IV’s financial advisor. The bid package, which included a draft merger agreement, provided for, among other things:

•	an acquisition by ARCP of 100% of ARCT IV’s outstanding common stock pursuant to which each outstanding share of ARCT IV common stock would be entitled to receive, at the election of ARCT IV’s stockholders, either (i) shares of ARCP common stock at a fixed exchange ratio of 2.05 (subject to a floor value of at least $30.62 per share of ARCT IV common stock)) or (ii) $30.00 in cash, subject to a maximum cash amount equal to 25% of the aggregate merger consideration paid to ARCT IV’s stockholders;
•	flexibility by ARCT IV to consider other strategic alternatives, including a “fiduciary out” which would permit ARCT IV to terminate the agreement to accept a bona fide unsolicited “superior” proposal;
•	an unlimited right for ARCP to match any such bona fide third party proposal;
•	a $40 million termination fee plus an expense reimbursement of $5 million payable by ARCT IV to ARCP in the event ARCT IV terminates the agreement in certain circumstances;
•	an increase in the annual dividend for ARCP common stock of $0.02, which would result in an annualized dividend of $0.94 per share of ARCP common stock;

•	no financing condition; and
•	a 14-day exclusivity period.

At a meeting of the ARCT IV Board held on June 21, 2013, the ARCT IV Board discussed the status of the process to explore strategic alternatives. Representatives of ARCT IV’s management and legal, financial and M&A advisors also were present at the meeting. At the meeting, representatives of ARCT IV’s financial advisor reported to the ARCT IV Board that the ARCP proposal was the only proposal received and that no other potential bidders indicated an interest in further pursuing a possible transaction with ARCT IV. Following the meeting of the full ARCT IV Board, the ARCT IV independent directors held an executive session without ARCT IV management present and further discussed the ARCP proposal with ARCT IV’s financial advisor and legal counsel. The ARCT IV independent directors considered the terms of ARCP’s proposal, including the value of the proposal, the fiduciary out termination rights and related ARCP match rights, the termination fee and expense reimbursement provisions and the requested exclusivity period. The ARCT IV independent directors concluded that the proposed transaction merited further review and agreed to discuss a potential response to the ARCP proposal, together with its financial advisor and legal counsel, following further review of the proposal. In addition, representatives of ARCT IV’s management made a presentation to the ARCT IV independent directors regarding certain fees payable to the ARCT IV Advisor or its affiliates in connection with a transaction involving ARCT IV.

At a meeting of the ARCT IV independent directors held on June 24, 2013, the ARCT IV independent directors discussed a potential transaction with ARCP. Representatives of ARCT IV’s legal and financial advisors also were present at the meeting. The ARCT IV independent directors discussed, among other matters, the transaction rationale, the opportunity that the transaction presented for ARCT IV stockholders relative to other alternatives for the company and deal certainty with respect to the ARCP proposal. The ARCT IV independent directors also discussed with its legal and financial advisors certain considerations relating to the draft merger agreement provided by ARCP, ARCP’s request for exclusivity and the fees payable to the ARCT IV Advisor or its affiliates in connection with a transaction involving ARCT IV. At the conclusion of the meeting, the ARCT IV independent directors authorized ARCT IV’s legal counsel to conduct further due diligence on ARCP and negotiate the terms of the merger agreement as discussed by the ARCT IV independent directors and authorized ARCT IV’s financial advisor to continue its discussions with representatives of ARCP to better understand the financial terms of the proposal.

Over the next several days, representatives of ARCT IV’s financial advisor, at the direction of the ARCT IV independent directors, held various discussions with representatives of ARCP to better understand the financial terms of the proposal. In addition, representatives of ARCT IV’s legal counsel, at the direction of the ARCT IV independent directors, held various discussions with representatives of ARCP’s legal counsel to explore improvements in the proposed terms of the merger agreement.

On June 24, 2013, representatives of ARCT IV’s legal counsel, at the direction of the ARCT IV independent directors, discussed with ARCP’s legal counsel certain terms and issues raised by ARCP’s initial draft merger agreement. In particular, the representatives of ARCT IV’s legal counsel noted, among other things, that the proposed $40 million termination fee and $5 million expense reimbursement were too high, ARCP’s unlimited right to match a “superior” proposal was unacceptable, the 14-day exclusivity was unacceptable and that the ARCT IV independent directors were considering whether, in light of the pro forma ownership of the combined company, ARCT IV representation on the combined company’s board of directors would be appropriate.

On June 25, 2013, representatives of ARCT IV’s legal counsel distributed to ARCP and its legal counsel a revised draft of the merger agreement for the proposed transaction. In particular, the revised draft merger agreement provided for, among other things, a lower termination fee of $20 million and expense reimbursement of up to $2.5 million, provided ARCP with only one right to match a “superior” proposal and provided ARCT IV with the right to nominate two independent directors to the ARCP Board upon the consummation of the proposed transaction.

The ARCP Board met on June 25, 2013 to consider ARCT IV’s revised draft of the merger agreement. Representatives of ARCP’s management, except Messrs. Weil and Jones, and legal and financial advisors also were present at the meeting. The ARCP Board discussed ARCT IV’s counter-proposals, including those regarding the termination fee, the expense reimbursement, the match rights and ARCT IV’s ability to nominate two ARCP directors. Following the meeting of the full ARCP Board, the ARCP independent directors met in executive session to discuss ARCT IV’s counter-proposals.

On June 27, 2013, representatives of ARCP’s legal counsel sent a revised draft of the merger agreement to ARCT IV and its legal counsel reflecting all discussions between the parties on open items up to that date. In particular, the revised draft merger agreement provided for, among other things, a termination fee of $20 million and expense reimbursement of $5 million, provided ARCP with only two rights to match a “superior” proposal and did not include the right for ARCT IV to nominate any directors to the ARCP Board upon the consummation of the proposed transaction. In addition, ARCP agreed that there would not be an exclusivity period.

At meetings of the ARCT IV independent directors on each of June 27 and 28, 2013, the ARCT IV independent directors met with representatives of ARCT IV’s legal and financial advisors to receive an update as to the status of the negotiations of the merger agreement and related documentation. At these meetings, representatives of ARCT IV’s legal counsel made a presentation regarding the merger agreement and related documentation. The ARCT IV independent directors determined that ARCP’s proposals with regard to the termination fee, expense reimbursement, match rights and director nominations were acceptable. In addition, representatives of ARCT IV’s financial advisor discussed with the ARCT IV independent directors ARCP’s funding requirements for the proposed transaction and pro forma capitalization in light of other transactions that ARCP had pending.

Between June 27 and July 1, several drafts of the merger agreement were exchanged between the parties and their respective legal and financial advisors.

On June 29, 2013, the ARCP Board met again to discuss the transaction with ARCT IV. Representatives of ARCP’s management, except Messrs. Block and Jones, and legal and financial advisors also were present at the meeting. The ARCP Board was updated regarding the status of negotiations of the merger agreement and related documentation, and representatives of ARCP’s legal counsel made a presentation regarding the merger agreement and related documentation. The ARCP Board again discussed the financial advisor’s analysis of the transaction and the financial assumptions underlying the analysis. The ARCP Board also considered potential fees to be paid to the ARCT IV Advisor. The ARCP independent directors met in executive session following the meeting of the full ARCP Board and discussed, among other matters, the financial advisor’s analysis, the material terms of the merger agreement and fees to be paid to the ARCT IV Advisor in connection with the transaction. Also during the executive session, a representative of ARCP’s Maryland legal counsel made a presentation regarding the duties of the directors under the MGCL and ARCP’s charter.

On June 30, 2013, the ARCT IV Board held a meeting at which ARCT IV’s financial advisor, legal counsel, M&A advisor and representatives of ARCT IV’s management, except Mr. Block, discussed the proposed transaction, including the transaction structure, key terms, and certain preliminary financial information. Following the meeting of the full ARCT IV Board, the ARCT IV independent directors held an executive session without ARCT IV’s financial advisor present and further discussed the proposed transaction with ARCT IV management, except Mr. Block, and legal counsel.

On July 1, 2013, the ARCT IV Board held a meeting to approve the transaction. Representatives of ARCT IV’s management, except Mr. Block, and representatives of ARCT IV’s legal, financial and M&A advisors also were present at the meeting. Representatives of ARCT IV’s legal counsel confirmed that members of the ARCT IV Board had received and reviewed in advance of the meeting near-final versions of the merger agreement and other related transaction documents, as well as discussion materials provided by ARCT IV’s Maryland legal counsel and financial advisor. At the meeting, representatives of ARCT IV’s Maryland legal counsel made a presentation to the members of the ARCT IV Board regarding duties of directors under the MGCL and ARCT IV’s charter and representatives of ARCT IV’s legal counsel made a presentation on the merger agreement and related documentation. Also at this meeting, BofA Merrill Lynch reviewed with ARCT IV its financial analysis of the consideration that would have been payable pursuant to the merger agreement entered into on July 1, 2013 and delivered to the ARCT IV Board an oral opinion, which was confirmed by delivery of a written opinion dated July 1, 2013, to the effect that, as of that date, and based on and subject to various assumptions and limitations described in its opinion, such consideration that would have been received by holders of ARCT IV common stock (other than ARCP and its affiliates), was fair, from a financial point of view, to such holders. In addition, at this meeting representatives of ARCT IV’s management informed the ARCT IV Board that the ARCT IV Advisor had agreed to reduce the disposition fee payable in connection with the transaction. Following deliberations, the ARCT IV Board by unanimous vote (with Messrs. Schorsch and Weil abstaining) determined that the merger agreement, merger and the other transactions contemplated thereby were advisable, fair to, and in the best interests of ARCT IV and its stockholders and approved the merger agreement, the merger and the other transactions contemplated thereby. The ARCT IV independent directors met in an executive session following the meeting of the full ARCT IV board and approved resolutions of the ARCT IV Board relating to the merger.

On July 1, 2013, the ARCP Board held a meeting to approve the transaction. Representatives of ARCP’s management, except Mr. Weil, and legal and financial advisors also were present at the meeting. Representatives of ARCP’s legal counsel confirmed that members of the ARCP Board had received and reviewed in advance of the meeting near-final versions of the merger agreement and other related transaction documents, as well as discussion materials provided by ARCP’s legal and financial advisors. Representatives of ARCP’s legal counsel made a presentation regarding the merger agreement and related documentation. Also at this meeting, ARCP’s financial advisor discussed the transaction with the ARCP Board. Following deliberations, the ARCP Board, by unanimous vote (with Messrs. Schorsch, Weil and Kahane abstaining), determined that the merger agreement, merger and the other transactions contemplated thereby were advisable for, fair to, and in the best interests of, ARCP and its stockholders and approved the merger agreement, the merger and the other transactions contemplated thereby.

On July 1, 2013, after the closing of the U.S. stock markets, ARCT IV and ARCP executed and delivered the merger agreement and certain ancillary documents.

On the morning of July 2, 2013, before the opening of the U.S. stock markets, ARCT IV and ARCP issued a joint press release announcing the proposed transaction.

On July 15, 2013, the ARCP independent directors held a meeting with ARCP’s legal and financial advisors to discuss the transaction in light of certain corrections to the discussion materials provided in advance of the July 1, 2013 meeting of the ARCP Board. At the conclusion of the meeting, the ARCP independent directors determined that no further action was necessary as a result of such corrections.

Subsequently, BofA Merrill Lynch notified ARCT IV management that it wished to revise certain information that BofA Merrill Lynch initially included in the discussion materials presented to the ARCT IV Board on July 1, 2013. In addition, the ARCT IV Board subsequently held meetings with BofA Merrill Lynch and ARCT IV’s legal counsel to review and consider such revisions. During the meetings, BofA Merrill Lynch explained that such revisions do not alter BofA Merrill Lynch’s view with respect to its analysis presented to the ARCT IV Board on July 1, 2013. The ARCT IV independent directors determined that no further action was necessary and that the recommendation to the stockholders to approve the merger and the other transactions contemplated by the merger agreement would remain unchanged.

On August 15, 2013, the ARCP Board met to discuss changes to conditions in the capital markets since the merger announcement on July 2, 2013, including a rise in financing costs that adversely impacted REIT stock prices, particularly of those in the net lease industry. Representatives of ARCP’s management, except Mr. Jones, and legal advisors were also present at the meeting. Following the meeting of the full ARCP Board, the ARCP independent directors met in executive session to further discuss the topics presented in the full board meeting. Following this, representatives of ARCP approached representatives of ARCT IV to discuss whether, in light of such changes, adjustments in the terms of the merger agreement should be considered. Later on August 15, 2013, the ARCT IV Board held a meeting to discuss the matters presented by ARCP. Representatives of ARCT IV’s management, except Mr. Block, and ARCT IV’s legal and financial advisors also were present at the meeting. Following the meeting, the ARCT IV independent directors met in executive session and determined that, while it would continue to actively monitor the impact of the recent challenging conditions in the capital markets on the pending transaction, it was not willing to consider any modifications to the merger agreement at that time.

Over the next several weeks, the ARCP Board continued to monitor economic conditions and noted no improvement in the volatility of the net lease market. During this time, the ARCP Board received calls from several ARCP stockholders who expressed concern about the then current transaction and stated that the potential dilution to which ARCP stockholders may be exposed as a result of the “floor” on the stock portion of the merger consideration was unacceptable. Representatives of ARCP communicated the feedback from ARCP stockholders to the ARCT IV Board and the ARCT IV Board noted that it would be helpful to discuss these concerns with such ARCP stockholders directly.

Beginning in mid-September, 2013 and continuing over the next several days, representatives of ARCT IV’s legal advisor, at the direction of the ARCT IV independent directors, held discussions with representatives of ARCP regarding potential modifications to the merger agreement in light of the continued volatility in the net lease market, the recent feedback from certain ARCP stockholders and the fact that the then current joint proxy statement/prospectus relating to the transaction was close to being finalized and, as such, the ARCP and ARCT IV special meetings were forthcoming. During the course of such discussions, representatives of ARCP proposed the possibility of eliminating the “floor” on the stock portion of the merger consideration and, in turn, replacing a portion of the stock consideration with a new preferred equity security of ARCP.

On September 23, 2013, the ARCT IV independent directors held a meeting to discuss the situation, including the potential modifications to the merger agreement and ARCP’s proposal. Representatives of ARCT IV’s legal and financial advisors also were present at the meeting. Following discussions, the ARCT IV independent directors concluded that the possibility that the transaction may not be approved under the current terms of the merger agreement was a legitimate concern and, because the ARCT IV independent directors continued to believe that completing a transaction with ARCP was in the best interests of ARCT IV stockholders, modifications to the merger agreement merited further consideration. At the conclusion of the meeting, the ARCT IV independent directors authorized ARCT IV’s legal and financial advisors to conduct discussions with representatives of ARCP to better understand the terms of the ARCP proposal.

On September 25, 2013, at the request of the ARCT IV Board, representatives of ARCP arranged for an ARCP stockholder to speak with the lead independent director of ARCT IV by telephone about the terms of the pending transaction. During the course of the discussion, such ARCP stockholder indicated that certain ARCP stockholders were unhappy with the transaction because of the potential dilution to which ARCP stockholders may be exposed as a result of the “floor” on the stock portion of the merger consideration.

On September 27, 2013, representatives of ARCP provided to ARCT IV’s legal advisor further detail with respect to ARCP’s proposed modifications to the merger agreement, which included, among other things:

•	no change to the cash consideration price of $30.00 per share of ARCT IV common stock, subject to a maximum cash amount equal to 25% of the aggregate merger consideration paid to ARCT IV’s stockholders;
•	eliminating the “floor” on the ARCP share price used in determining the merger consideration under the merger agreement;
•	replacing a portion of the stock consideration with the Series F Preferred Stock such that the stock consideration would be paid in the form of (i) a number of shares of ARCP common stock equal to $14.12 (based on a fixed exchange ratio to be determined based on the closing price of ARCP common stock on the trading day prior to the execution of the revised agreement) and (ii) a number of shares of the Series F Preferred Stock with a $16.50 liquidation preference; and
•	the key terms of the Series F Preferred Stock would be as follows:
•	a fixed 5% annual dividend, payable monthly;
•	callable by ARCP at a par value;
•	ranking pari passu with ARCP’s existing preferred securities;
•	registered, freely tradable and listed on NASDAQ; and

•	convertible into common stock of ARCP.

On September 30, 2013, the ARCT IV independent directors held another meeting at which ARCT IV’s legal and financial advisors discussed the ARCP proposal. The ARCT IV independent directors discussed, among other matters, the impact a potential “no-vote” could have on ARCT IV stockholders, the rationale for potentially modifying the terms of the merger agreement, including the fact that the ARCT IV independent directors continued to believe that completing a transaction with ARCP was in the best interests of ARCT IV stockholders, and the opportunity that a modified transaction presented for ARCT IV stockholders relative to other alternatives for the company. The ARCT IV independent directors also discussed with its legal and financial advisors certain considerations relating to ARCP’s proposal, including the aggregate amount of cash consideration, whether the cash/stock election feature was still appropriate given the new proposed structure, and the terms of the Series F Preferred Stock, including the annual dividend. At the conclusion of the meeting, the ARCT IV independent directors authorized ARCT IV’s legal counsel to make a counter-proposal to ARCP with the following terms:

•	the total nominal consideration in the transaction would be fixed (based on the closing price of ARCP common stock on the trading day prior to the execution of the revised agreement) at $30.47 per share of ARCT IV common stock and would be comprised of (i) $9.14 in cash (representing 30% of the total consideration), (ii) number of shares of ARCP common stock based on a fixed exchange ratio to be determined based on issuing no more than 19.9% of shares of ARCP’s outstanding common stock and the closing price of ARCP common stock on the trading day prior to the execution of the revised agreement and (iii) a number of shares of Series F Preferred Stock that have a liquidation preference equal to $30.47 minus the value of the cash and common stock consideration (as of the trading day prior to the execution of the revised agreement);
•	each share of ARCT IV common stock would receive the above consideration mix and there would be no cash/stock election;
•	in the event the ARCT IV stockholders do not vote to approve the transaction at the ARCT IV special meeting, and no competing proposal has been made, ARCT IV would not be required to pay ARCP the $5 million expense reimbursement and, instead, ARCP would be required to pay ARCT IV the $5 million expense reimbursement; and
•	the key terms of the Series F Preferred Stock would be revised as follows:
•	the annual dividend would be fixed at 7.25%, payable monthly;
•	the Series F Preferred Stock would be non-callable by ARCP for 5 years from closing, and thereafter callable by ARCP at par value (plus accrued and unpaid dividends); and
•	not convertible into common stock of ARCP.

Later on September 30, 2013, representatives of ARCT IV’s legal counsel, at the direction of the ARCT IV independent directors, sent the counter-proposal to representatives of ARCP.

On October 1, 2013, the ARCP Board met to discuss the potential adjustments in the terms of the merger agreement. Representatives of ARCP’s management and legal and financial advisors were also present at the meeting. The ARCP Board discussed ARCP’s proposal to modify the terms of the merger agreement and ARCT IV’s counter-proposal, and the ARCP Board discussed with its legal and financial advisors the material terms of the initial proposal and the counter-proposal, including the aggregate amount of and mix of cash and stock consideration, the terms of the Series F Preferred Stock, whether a cash/stock election would be provided, and the fact that if the revised terms were adopted the transaction would not require the approval of ARCP stockholders. At the conclusion of the meeting, the ARCP independent directors authorized ARCP’s representatives to make a revised proposal to ARCT IV.

Later on October 1, 2013, representatives of ARCP provided to ARCT IV’s legal advisor a revised proposal, which included, among other things:

•	ARCT IV stockholders could elect either 100% cash consideration or 100% stock consideration, subject to a maximum cash amount equal to 25% of the aggregate merger consideration paid to ARCT IV’s stockholders;
•	a cash consideration price of $30.00 per share of ARCT IV common stock (subject to the 25% cap on the cash consideration);
•	stock consideration that would be comprised of (i) number of shares of ARCP common stock based on a fixed exchange ratio to be determined based on issuing no more than 19.9% of shares of ARCP’s outstanding common stock and the closing price of ARCP common stock on the trading day prior to the execution of the revised agreement and (ii) a number of shares of Series F Preferred Stock that have a liquidation preference equal to $30.62 minus the value of the cash and common stock consideration (as of the trading day prior to the execution of the revised agreement); and
•	the key terms of the Series F Preferred Stock would be revised as follows:
•	the annual dividend would be fixed at 6.7%, payable monthly;
•	the Series F Preferred Stock would be non-callable by ARCP for 5 years from closing, and thereafter callable by ARCP at par value (plus accrued and unpaid dividends); and
•	not convertible into common stock of ARCP.

On October 2, 2013, the ARCT IV independent directors again met to discuss ARCP’s proposal of October 1, 2013. Representatives of ARCT IV’s legal and financial advisors also were present at the meeting. The ARCT IV independent directors were updated on the status of discussions with ARCP. The ARCT IV independent directors and their legal and financial advisors discussed, among other things, certain financial terms and tax implications of the proposed transaction structure, including the aggregate amount of the cash consideration, the annual dividend for the Series F Preferred Stock and the amount of the termination fee. At the conclusion of the meeting, the ARCT IV independent directors authorized ARCT IV’s legal counsel to propose to ARCP the following revised terms:

•	the cash consideration would be capped at 30% of the aggregate merger consideration paid to ARCT IV’s stockholders;
•	the annual dividend would be fixed at 7%, payable monthly; and
•	the termination fee would be reduced from $20 million to $10 million.

Following the meeting, representatives of ARCT IV’s legal counsel, at the direction of the ARCT IV independent directors, called representatives of ARCP to discuss the revised terms described above. During the course of the discussions, representatives of ARCP agreed to cap the cash consideration at 30% of the aggregate merger consideration to be paid to ARCT IV’s stockholders and reduce the termination fee to $10 million, but would not increase the Series F Preferred Stock annual dividend above 6.7%.

Later on October 2, 2013, representatives of ARCP’s legal counsel distributed to ARCT IV and its legal counsel a draft amendment to the merger agreement.

On October 3, 2013, representatives of ARCP’s legal counsel distributed to ARCT IV and its legal counsel a draft of the Articles Supplementary classifying and designating the Series F Preferred Stock, which we refer to as the Series F Articles Supplementary.

On October 3, 2013, the ARCT IV Board held a meeting at which ARCT IV’s financial and legal advisors and representatives of ARCT IV’s management discussed the proposed modifications to the merger agreement. Representatives of ARCT IV’s financial advisor made a presentation regarding the financial terms of the proposed first amendment to the merger agreement and the Series F Preferred Stock. A discussion followed regarding the financial terms of the proposed new deal. Following the meeting of the full ARCT IV Board, the ARCT IV independent directors held an executive session without ARCT IV’s management present to consider the ARCT IV financial advisor’s analysis and further discuss the proposed new deal with ARCT IV’s financial and legal advisors. The ARCT IV independent directors again discussed, among other matters, the impact a potential “no-vote” could have on ARCT IV stockholders, the rationale for potentially modifying the terms of the merger agreement, including the fact that the ARCT IV independent directors continued to believe that completing a transaction with ARCP was in the best interests of ARCT IV stockholders, and the opportunity that a modified transaction presented for ARCT IV stockholders relative to other alternatives for the company.

Between October 2, 2013 and October 6, 2013, several drafts of the first amendment to the merger agreement and Series F Articles Supplementary were exchanged between the parties and their respective legal and financial advisors. During such time, ARCP’s and ARCT IV’s legal advisors negotiated the terms of such amendment as well as the terms of the Series F Preferred Stock to be issued in connection therewith. During the course of such negotiations, the parties agreed, among other things, that under the terms of the amended merger agreement ARCP would acquire all of the outstanding shares of ARCT IV for per share consideration (without an election) of:

•	(i) $9.00 in cash (representing 30% of the total nominal consideration);
•	(ii) an amount of ARCP common stock based on a fixed exchange ratio to be determined based on a maximum amount of 36.9 million shares of ARCP common stock to be issued by ARCP and the closing price of ARCP common stock on the trading day prior to the execution of the amended merger agreement (which exchange ratio was determined to be 0.5190); and
•	(iii) an amount of Series F Preferred Stock based on a fixed exchange ratio to be determined based on the number of shares of ARCP common stock to be issued by ARCP, the closing price of ARCP common stock on the trading day prior to the execution of the amended merger agreement and a liquidation preference of $25.00 per share of Series F Preferred Stock (which exchange ratio was determined to be 0.5937).

Finally, given the amended structure of the transaction, the parties agreed that the transaction would become a taxable transaction in order to provide a tax benefit to the combined company following the closing of the merger.

On October 4, 2013, the lead independent director of ARCP had a telephone conversation with the ARCT IV independent directors and the legal advisors to ARCT IV and ARCP. During the conversation the lead independent director of ARCP and the ARCT IV independent directors discussed the potential impact of a failure to achieve a favorable vote of the ARCP stockholders under the then current terms of the deal.

On October 6, 2013, the ARCT IV Board held a meeting to approve the first amendment to the merger agreement. Representatives of ARCT IV’s management and legal, financial and M&A advisors also were present at the meeting. Representatives of ARCT IV’s legal counsel confirmed that members of the ARCT IV Board had received and reviewed in advance of the meeting near-final versions of the first amendment to the merger agreement and the Series F Articles Supplementary, as well as discussion materials provided by ARCT IV’s financial advisor. At this meeting, representatives of ARCT IV’s legal counsel reviewed the terms of the first amendment to the merger agreement and the Series F Articles Supplementary. Representatives of ARCT IV’s legal counsel also reviewed with the ARCT IV independent directors their fiduciary duties. In addition, representatives of BofA Merrill Lynch reviewed with ARCT IV its financial analysis of the modified merger consideration and delivered to the ARCT IV Board an oral opinion, which was confirmed by delivery of a written opinion dated October 6, 2013, to the effect that, as of that date, and based on and subject to the various assumptions and limitations described in its opinion, the merger consideration to be received by holders of ARCT IV common stock (other than ARCP and its affiliates), was fair, from a financial point of view, to such holders. Following the meeting of the full ARCT IV Board, the ARCT IV independent directors held an executive session without ARCT IV management present and further discussed the proposed first amendment to the merger agreement with its legal and financial advisors. Following deliberations, the ARCT IV independent directors, by unanimous vote, determined that the first amendment to the merger agreement was advisable, fair to, and in the best interests of ARCT IV and its stockholders and approved the first amendment to the merger agreement.

On October 6, 2013, the ARCP Board held a meeting to approve the first amendment of the merger agreement. Representatives of ARCP’s management and legal and financial advisors also were present at the meeting. Representatives of ARCP’s legal counsel confirmed that members of the ARCP Board had received and reviewed in advance of the meeting near-final versions of the first amendment to the merger agreement and the Series F Articles Supplementary, as well as discussion materials provided by ARCP’s legal and financial advisors. Representatives of ARCP’s legal counsel made a presentation regarding the first amendment to the merger agreement, the Series F Articles Supplementary and related documentation. Also at this meeting, ARCP’s financial advisor discussed the amendment with the ARCP Board. Representatives of ARCP’s legal counsel also reviewed with the ARCP independent directors their fiduciary duties. Following deliberations, the ARCP Board, by unanimous vote of the directors present (with Messrs. Schorsch, Weil and Kahane abstaining), determined that the first amendment to the merger agreement and the transactions contemplated thereby were advisable for, fair to, and the best interests of, ARCP and its stockholders and approved the first amendment to the merger agreement and the Series F Articles Supplementary.

On October 6, 2013, ARCT IV and ARCP executed and delivered the first amendment to the merger agreement.

On the morning of October 7, 2013, before the opening of the U.S. stock markets, ARCT IV and ARCP issued a joint press release announcing the first amendment to the merger agreement.

On October 10, 2013, the parties determined that the amendment to the merger agreement did not accurately reflect the parties’ intentions with respect to the merger consideration applicable to the holders of ARCT IV OP Units, Converted Company Units (as defined in the Merger Agreement) and ARCT IV Class B Units in connection with the partnership merger. Representatives of each of ARCP and ARCT IV therefore agreed to further amend the merger agreement to reflect (A) the automatic conversion of each ARCT IV OP Unit into (i) $9.00 in cash, (ii) 0.5190 of an ARCP OP Unit and (iii) 0.5937 of a partnership unit of ARCP Operating Partnership designated as Series F Preferred Units, (B) the automatic conversion of each Converted Company Unit into 2.3961 ARCP OP Units and (C) the automatic conversion of each ARCT IV Class B Unit that was not converted into ARCT IV OP Units immediately prior to the consummation of the partnership merger into 2.3961 ARCP Class B Units in connection with the partnership merger.

On October 11, 2013, the independent directors of each of ARCT IV and ARCP reviewed and approved the second amendment to the merger agreement.

ARCP’s Reasons for the Merger

The ARCP Board has unanimously (with Messrs. Schorsch, Weil and Kahane abstaining) approved the merger agreement, including the amendments to the merger agreement and approved the issuance of shares of ARCP common stock and shares of Series F Preferred Stock. The decision of the ARCP Board to enter into the merger agreement was the result of careful consideration by the ARCP Board of numerous factors, including the following material factors:

•	as a result of its increased size and scale, the combined company, which will be the second largest listed net lease REIT by enterprise value and equity market capitalization and one of the largest publicly traded REITs in the U.S., is expected to have a strategic advantage over its competitors in successfully executing on large acquisition opportunities and will continue to be listed on the MSCI the Nasdaq Financial-100, the Russell Global and the Russell 2000 indices;
•	the fact that ARCP’s stockholders will benefit from the liquidity of owning shares of a significantly larger company;
•	the combined company will have a property portfolio with greater diversification by geography, industry and tenant than ARCP currently possesses;
•	as a result of its larger size and access to multiple forms of capital, the combined company expects to have access to up to $2.6 billion of debt, subject to certain conditions, and will potentially have a lower cost of debt capital than ARCP on a stand-alone basis and substantially all of its competitors operating in the net lease real estate market, thereby enabling the combined company to fund its external acquisition growth strategy at a lower cost;
•	the merger is expected to provide ARCP with significant future acquisitions capacity and higher future AFFO growth rate, and the combined company’s stockholders will benefit from a stable and secure dividend, which is expected to increase to $0.94 per share following the merger;

•	the merger will be treated as a fully taxable sale, and, accordingly, it is expected that ARCP will acquire ARCT IV assets with a higher tax basis than if the merger had been a tax-free reorganization, thereby providing future tax benefits to ARCP stockholders; and
•	the terms and conditions of the merger agreement, including:
•	the cash, common stock and preferred stock consideration payable in connection with the merger, including the fact that the stock exchange ratios are fixed;
•	the limited number and nature of the conditions to ARCT IV’s obligation to close the merger; and
•	the fact that the merger agreement provides for the payment of a break-up fee by ARCT IV in the amount of $10 million in certain circumstances.

The ARCP Board also identified and considered the following potentially negative factors in its deliberations:

•	the stock exchange ratios are fixed and will not be adjusted for changes in the market price of ARCP common stock, interest rates or the value of ARCT IV common stock, and such changes could affect the value of the merger consideration that ARCT IV stockholders will receive on the date of the merger;
•	the risk that the cost savings, operational synergies and other benefits expected result from the transaction might not be fully realized or not realized at all;
•	the expense reimbursement of $5 million to be paid to ARCT IV if the merger agreement is terminated under circumstances specified in the merger agreement, including in the event that ARCT IV terminates the agreement after a failure to obtain ARCT IV stockholder approval and there is no competing acquisition proposal (see the section entitled “The Merger Agreement — Termination Payment: Break-up Fee and Expenses Reimbursement” beginning on page 14 of this proxy statement/prospectus);
•	the substantial costs to be incurred in connection with the transaction, including the costs of integrating the businesses of ARCP and ARCT IV and the transaction expenses arising from the merger; and
•	the risks described in the section entitled “Risk Factors” beginning on page 24 of this proxy statement/prospectus.

The ARCP Board, in consultation with its financial advisor and management as discussed under “— Background of the Merger,” also considered a variety of factors when determining the consideration to be paid for ARCT IV, an amount in excess of the cost of ARCT IV’s assets and ARCT IV’s initial public offering price of $25.00 per share, including the following:

•	the ARCP Board considered a variety of positive aspects of the ARCT IV portfolio, including size and scale, tenant, geographical and industry diversification, long-term average portfolio lease duration with leases containing provisions for contractual, Consumer Price Index and percentage-rent growth and the operational synergies expected to be experienced post-merger due to the consistency between ARCT IV’s investment strategy and that of ARCP. The ARCP Board considered how such operational synergies could impact the potential plans for the self-management of ARCP which could result in decreased general and administrative expenses and how such decreased expenses would be anticipated to affect ARCP’s stock performance in the future;
•	the ARCP Board considered the $1.4 billion of announced GE Capital acquisitions and other acquisitions to be made by ARCT IV (partially completed by the announcement of the merger) and the resulting positive impact of such transactions on ARCP’s portfolio’s diversification by geography, tenant and industry;
•	the potential deleveraging effect the acquisition would have on ARCP’s portfolio in light of ARCT IV’s lack of encumbered assets and the large portion of stock consideration to be paid;

•	the increased industry diversification specifically created by ARCT IV’s exposure to the retail industry as well as growth in size and overall tenant and geographical diversification, causing a diversification of risk and a decreased top ten tenant concentration; and
•	how the acquisition would assist ARCP in receiving preferential pricing for capital in light of its increased size and assumption of high quality ARCT IV assets.

In addition, the ARCP Board also considered the interests that certain executive officers and directors of ARCP may have with respect to the merger in addition to their interests as stockholders of ARCP generally (see the section entitled “— Interests of ARCP’s Directors and Executive Officers in the Merger”), which the ARCP Board considered as being neutral in its evaluation of the proposed transaction.

The ARCP Board realized that there can be no assurance about future results, including results expected or considered in the factors above. However, the ARCP Board concluded that the potential positive factors described above significantly outweighed the neutral and negative factors described above. This explanation of ARCP’s reasons for the merger and the other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 47 of this proxy statement/prospectus.

Recommendation of the ARCT IV Board and Its Reasons for the Merger

The ARCT IV Board has unanimously approved (with Messrs. Schorsch and Weil abstaining) the merger agreement, including the amendments to the merger agreement, and determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement, are advisable, fair to and in the best interests of ARCT IV and its stockholders. The decision of the ARCT IV Board to enter into the merger agreement was the result of careful consideration by the ARCT IV Board of numerous factors, including the following material factors:

•	based on the closing price per ARCP common share on October 4, 2013 (the last full trading day before announcement of the first amendment to the merger agreement), the merger consideration at the time represented a premium of 22% over the selling price per share of ARCT IV common stock in its best efforts offering;
•	because ARCT IV stockholders will recieve a portion of the merger consideration in the form of ARCP common stock, ARCT IV stockholders will benefit from any increase in the trading price of ARCP common shares between the announcement of the merger and the consummation of the merger and any increases following the consummation of the merger;
•	given the volatility in the capital markets since the merger announcement on July 2, 2013, including a rise in financing costs that adversely impacted REIT stock prices in the net lease market, the risk that the ARCP stockholders may vote against the transaction under the terms of the original merger agreement and the impact a potential “no-vote” could have on ARCT IV stockholders, the amended terms of the merger agreement provided greater deal certainty to ARCT IV stockholders;
•	as a result of its increased size and scale, the combined company, which will be the second largest listed net lease REIT by enterprise value and equity market capitalization and one of the largest publicly traded REITs in the U.S., is expected to have a strategic advantage over its competitors in successfully executing on large acquisition opportunities;
•	the fact that ARCT IV’s stockholders will benefit from the liquidity of owning shares of a publicly traded company;
•	the combined company will have a property portfolio with greater diversification by geography, industry and tenant than ARCT IV currently possesses;
•	as a result of its larger size, access to multiple forms of capital and potential investment grade balance sheet, the combined company expects to have access to up to $2.6 billion of debt, subject to certain conditions, and have a lower cost of debt capital than ARCT IV on a stand-alone basis and substantially all of its competitors operating in the net lease real estate market, thereby enabling the combined company to fund its external acquisition growth strategy at a lower cost;

•	as an experienced issuer of public securities, the combined company should be able to raise capital in the public capital markets more easily and cheaply than would ARCT IV which has not previously completed an underwritten offering of equity or debt securities;
•	the combined company will be able to achieve greater economies of scale than ARCT IV on a stand-alone basis by allocating ARCP’s operating platform over a larger portfolio;
•	the combined company will be managed by external managers, which results in lower operating costs, mitigates succession planning issues, allows the combined company to benefit from a broad sourcing program and enables the combined company to have access to a broader set of employees with diversified skill sets, and the external manager’s larger scale will also facilitate better services at more economical costs;
•	the combination of ARCT IV and ARCP is expected to result in the realization of annual general and administrative cost savings of up to $0.5 million, as well as a more efficient cost structure through eliminated acquisition and financing fees, reduced management fees and economies of scale;
•	the merger is expected to provide ARCP with significant future acquisitions capacity and higher future AFFO growth and, after the consummation of the merger, ARCT IV’s stockholders will benefit from a stable and secure distribution of $0.94 per share of ARCP common stock, which, assuming a Common Exchange Ratio of 0.5190 and a Preferred Exchange Ratio of 0.5937, is expected to represent an increase of 28% from $1.65 per share of ARCT IV common stock to $2.12 per share of ARCT IV common stock;
•	the merger will be treated as a fully taxable sale, and, accordingly, it is expected that the combined company will have assets with a higher federal income tax basis than if the merger had been a tax-free reorganization;
•	the combined company has a significant capacity to grow earnings through acquisitions, internal rent growth, re-leasing and its best in class, well-diversified net lease portfolio with high credit quality tenants and long weighted average lease terms provides both stability and growth potential;
•	the combined company will retain members from both of ARCT IV and ARCP’s experienced management teams, each with a high level of expertise in the real estate net lease sector, having managed over $13.6 billion of successful real estate programs in publicly traded and non-traded REITs (including through the real estate portfolios of both ARCT IV and ARCP);
•	the ARCT IV Board’s understanding of the information concerning ARCT IV’s and ARCP’s respective businesses, financial performance, condition, operations, management, competitive positions, prospects and stock performance, including the report of ARCT IV’s management on the results of ARCT IV’s due diligence review of ARCP and its assets, liabilities, earnings, financial condition, business and prospects, which confirmed the positive view of ARCP’s business and supported the ARCT IV Board’s determination that the combined company would have a strong foundation for growth and improved performance;
•	in light of the review of potential strategic alternatives conducted by ARCT IV in June 2013 (see the section entitled “— Background of the Merger” beginning on page 88 of this proxy statement/prospectus), the ARCT IV Board did not believe that it was likely that another party would make or accept an offer to engage in a transaction with ARCT IV that would be more favorable to ARCT IV and its stockholders than the merger;
•	the ability to complete the merger in a timely manner (including the likelihood of receiving the ARCT IV stockholder approval necessary to complete the transaction in a timely manner) given the commitment of both parties to complete the merger pursuant to their respective obligations under the merger agreement and the absence of any significant closing conditions under the merger agreement, other than the receipt of the ARCT IV stockholder approval;
•	the terms and conditions of the merger agreement, including:
•	the limited number and nature of the conditions to ARCP’s obligation to close the merger;

•	the provisions permitting ARCT IV to furnish non-public information to, and engage in discussions with, a third party that makes an unsolicited bona fide written proposal to engage in a business combination transaction, provided that the ARCT IV Board determines in good faith, (i) after consultation with outside legal counsel and financial advisors, that the proposal is reasonably likely to result in a transaction that, if consummated, would be more favorable to ARCT IV stockholders than the merger, and (ii) after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ duties under applicable law (see the section entitled “The Merger Agreement — Covenants and Agreements — No Solicitation of Transactions by ARCT IV” beginning on page 155 of this proxy statement/prospectus);
•	the provisions permitting the ARCT IV Board to, under certain circumstances, withhold, withdraw, modify or qualify its recommendation with respect to the merger and terminate the merger agreement (i) (a) if the ARCT IV Board receives an unsolicited bona fide written proposal to engage in a business combination transaction that, in the good faith determination of the ARCT IV Board, after consultation with outside legal counsel and financial advisors, constitutes a transaction that, if consummated, would be more favorable to ARCT IV stockholders than the merger, and (b) the ARCT IV Board determines in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ duties under applicable law or (ii) for any reason if the ARCT IV Board determines in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ duties under applicable law, and, in each case, subject to the requirement to pay the expense reimbursement referenced below (see the section entitled “The Merger Agreement — Covenants and Agreements — No Solicitation of Transactions by ARCT IV” beginning on page 155 of this proxy statement/prospectus);
•	the expense reimbursement of $5 million to be paid to ARCT IV by ARCP, if the merger agreement is terminated under circumstances specified in the merger agreement (see the section entitled “The Merger Agreement-Termination Payment: Break-up Fee and Expenses Reimbursement” beginning on page 162 of this proxy statement/prospectus);
•	the opinion of BofA Merrill Lynch, dated October 6, 2013, to the ARCT IV Board, as to the fairness, from a financial point of view and as of the date of the opinion, of the modified merger consideration to be received by holders of ARCT IV common stock (other than ARCP and its affiliates), as more fully described below in the section entitled “ — Opinion of ARCT IV’s Financial Advisor” beginning on page 105 of this proxy statement/prospectus; and
•	the fact that the merger is subject to the approval of ARCT IV stockholders.

The ARCT IV Board also identified and considered the following potentially negative factors in its deliberations:

•	the potential difference in value between the merger consideration offered under the amended merger agreement and the consideration offered under the original agreement.
•	the possible disruption to ARCT IV’s or ARCP’s business that may result from the announcement of the transaction;
•	the risk that the cost savings, operational synergies and other benefits expected result from the transaction might not be fully realized or not realized at all;
•	the terms of the merger agreement regarding the restrictions on the operation of ARCT IV’s business during the period between the signing of the merger agreement and the completion of the merger;
•	the expense reimbursement of $5 million and break-up fee of $10 million to be paid to ARCP, if the merger agreement is terminated under circumstances specified in the merger agreement may discourage other parties that may otherwise have an interest in a business combination with, or an acquisition of, ARCT IV (see the section entitled “The Merger Agreement — Termination Payment: Break-up Fee and Expenses Reimbursement” beginning on page 162 of this proxy statement/prospectus);
•	the terms of the merger agreement placing limitations on the ability of ARCT IV to solicit, initiate, knowingly encourage or facilitate any inquiry, discussion, offer or request that would reasonably be expected to result in alternative business combination transactions and to furnish non-public information to, or engage in discussions or negotiations with, a third party interested in pursuing an alternative business combination transaction (see the section entitled “The Merger Agreement — Covenants and Agreements — No Solicitation of Transactions by ARCT IV” beginning on page 155 of this proxy statement/prospectus);
•	the possibility that the merger may not be completed or may be unduly delayed because the ARCT IV stockholders may not approve the merger and the other transactions contemplated by the merger agreement or other factors outside of ARCT IV’s control;
•	the risk that the merger might not be completed and the effect of the resulting public announcement of termination of the merger agreement on:
•	ARCT IV’s operating results, particularly in light of the costs incurred in connection with the transaction, and
•	ARCT IV’s ability to attract and retain tenants;
•	the substantial costs to be incurred in connection with the transaction, including the costs of integrating the businesses of ARCT IV and ARCP and the transaction expenses arising from the merger;
•	the fact that the transaction would be taxable to ARCT IV’s stockholders for U.S. federal income tax purposes;
•	the potential risk of diverting management focus and resources from operational matters and other strategic opportunities while working to implement the merger;
•	the absence of appraisal rights for ARCT IV stockholders under the MGCL; and
•	the risks described in the section entitled “Risk Factors” beginning on page 24 of this proxy statement/prospectus.

The ARCT IV Board also considered the interests that certain executive officers and directors of ARCT IV may have with respect to the merger in addition to their interests as stockholders of ARCT IV generally (see the section entitled “ — Interests of ARCT IV’s Directors and Executive Officers in the Merger” beginning on page 9 of this proxy statement/prospectus), which the ARCT IV Board considered as being neutral in its evaluation of the proposed transaction.

Although the foregoing discussion sets forth the material factors considered by the ARCT IV Board in reaching its recommendation, it may not include all of the factors considered by the ARCT IV Board, and each director may have considered different factors or given different weights to different factors. In view of the variety of factors and the amount of information considered, the ARCT IV Board did not find it practicable to, and did not, make specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its recommendation. The ARCT IV Board realized that there can be no assurance about future results, including results expected or considered in the factors above. However, the ARCT IV Board concluded that the potential positive factors described above significantly outweighed the neutral and negative factors described above. The recommendation was made after consideration of all of the factors as a whole. This explanation of ARCT IV’s reasons for the merger and the other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 47 of this proxy statement/prospectus.

THE ARCT IV BOARD HAS UNANIMOUSLY APPROVED (WITH MESSRS. SCHORSCH AND WEIL ABSTAINING) THE MERGER AGREEMENT AND DETERMINED THAT THE MERGER AGREEMENT, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, ARE ADVISABLE, FAIR TO AND IN THE BEST INTERESTS OF ARCT IV AND ITS STOCKHOLDERS. ACCORDINGLY, THE ARCT IV BOARD UNANIMOUSLY RECOMMENDS (WITH MESSRS. SCHORSCH AND WEIL ABSTAINING) THAT THE ARCT IV STOCKHOLDERS VOTE “FOR” APPROVAL OF THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT.

In considering the recommendation of the ARCT IV Board with respect to the merger, you should be aware that certain of ARCT IV’s directors and officers have arrangements that cause them to have interests in the transaction that are different from, or are in addition to, the interests of ARCT IV stockholders generally. See the section entitled “ — Interests of ARCT IV’s Directors and Executive Officers in the Merger” beginning on page 9 of this proxy statement/prospectus.

Opinion of ARCT IV’s Financial Advisor

ARCT IV has retained BofA Merrill Lynch to act as ARCT IV’s financial advisor in connection with the transaction. BofA Merrill Lynch is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. ARCT IV selected BofA Merrill Lynch to act as ARCT IV’s financial advisor in connection with the transaction on the basis of BofA Merrill Lynch’s experience in transactions similar to the transaction, its reputation in the investment community and its familiarity with ARCT IV and its business.

On October 6, 2013, at a meeting of the ARCT IV Board held to evaluate the proposed first amendment to the merger agreement, BofA Merrill Lynch delivered to the ARCT IV Board an oral opinion, which was confirmed by delivery of a written opinion dated October 6, 2013, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in its opinion, the modified merger consideration to be received by holders of ARCT IV common stock (other than ARCP and its affiliates) was fair, from a financial point of view, to such holders.

The full text of BofA Merrill Lynch’s written opinion to the ARCT IV Board, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex C to this proxy statement/prospectus and is incorporated by reference herein in its entirety. The following summary of BofA Merrill Lynch’s opinion is qualified in its entirety by reference to the full text of the opinion. BofA Merrill Lynch delivered its opinion to the ARCT IV Board for the benefit and use of the ARCT IV Board (in its capacity as such) in connection with and for purposes of its evaluation of the modified merger consideration from a financial point of view. BofA Merrill Lynch’s opinion does not address any other aspect of the transaction and no opinion or view was expressed as to the relative merits of the transaction in comparison to other strategies or transactions that might be available to ARCT IV or in which ARCT IV might engage or as to the underlying business decision of ARCT IV to proceed with or effect the transaction. BofA Merrill Lynch’s opinion does not address any other aspect of the transaction and does not constitute a recommendation to any stockholder as to how to vote or act in connection with the proposed mergers or any related matter. In addition, BofA Merrill Lynch’s opinion does not address the relative fairness of the modified merger consideration as compared to the consideration that would have been payable pursuant to the merger agreement entered into on July 1, 2013.

In connection with rendering its opinion, BofA Merrill Lynch:

•	reviewed certain publicly available business and financial information relating to ARCT IV and ARCP;

•	reviewed certain internal financial and operating information with respect to the business, operations and prospects of ARCT IV furnished to or discussed with BofA Merrill Lynch by the external manager of ARCT IV, including certain financial forecasts relating to ARCT IV prepared by such external manager and approved for BofA Merrill Lynch’s use by ARCT IV, referred to herein as the ARCT IV manager forecasts;
•	reviewed certain internal financial and operating information with respect to the business, operations and prospects of ARCP furnished to or discussed with BofA Merrill Lynch by the external manager of ARCP, including certain financial forecasts relating to ARCP prepared by such external manager and approved for BofA Merrill Lynch’s use by ARCP, referred to herein as the ARCP manager forecasts;
•	reviewed certain estimates as to the amount and timing of cost savings anticipated by the external manager of ARCP to result from the mergers and approved for BofA Merrill Lynch’s use by ARCP;
•	discussed the past and current business, operations, financial condition and prospects of ARCT IV and ARCP and certain trends and recent developments in, and prospects for, the commercial real estate market and related credit and financial markets with their external managers;
•	reviewed the potential pro forma financial impact of the mergers on the future financial performance of ARCP, including the impact from the issuance of the Series F Preferred Stock and the potential effect on ARCP’s estimated funds from operations and estimated adjusted funds from operations;
•	reviewed the trading history for ARCP common stock and a comparison of such trading history with the trading histories of other companies BofA Merrill Lynch deemed relevant;
•	compared certain financial information of ARCT IV and certain financial and stock market information of ARCP with similar information of other companies BofA Merrill Lynch deemed relevant;
•	compared certain financial terms of the Series F Preferred Stock to, to the extent publicly available, financial terms of, and certain market information with respect to, the preferred stock of other companies BofA Merrill Lynch deemed relevant;
•	compared certain financial terms of the merger to financial terms, to the extent publicly available, of other transactions BofA Merrill Lynch deemed relevant;
•	reviewed the relative financial contributions of ARCT IV and ARCP to the future financial performance of the combined company on a pro forma basis;
•	considered the results of BofA Merrill Lynch’s efforts to solicit, at the direction of ARCT IV, indications of interest and definitive proposals from third parties with respect to a possible acquisition of ARCT IV;
•	reviewed the merger agreement entered into on July 1, 2013 and a draft, dated October 6, 2013, of the first amendment to the merger agreement entered into on July 1, 2013, referred to herein as the first amendment, and certain related documents, including a draft, dated October 6, 2013, of the Series F Articles Supplementary attached as Exhibit A to the first amendment; and
•	performed such other analyses and studies and considered such other information and factors as BofA Merrill Lynch deemed appropriate.

In arriving at its opinion, BofA Merrill Lynch assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the external managers of ARCT IV and ARCP that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the ARCT IV manager forecasts and ARCP manager forecasts, BofA Merrill Lynch was advised by each of ARCT IV’s and ARCP’s respective external managers and assumed, with ARCT IV’s consent, that the respective forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of such external managers as to the future financial performance of ARCT IV and ARCP. With respect to the cost savings, BofA Merrill Lynch was advised by the external manager of ARCP, and assumed, with ARCT IV’s consent, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of such external manager as to such matters. In addition, BofA Merrill lynch relied, at ARCT IV’s direction, upon the assessments of the external manager of ARCP as to the proposed capital structure of ARCP, including the impact thereon of the issuance of the Series F Preferred Stock and the ability of ARCP to make dividend and liquidation payments in respect of the Series F Preferred Stock. BofA Merrill Lynch also relied, at ARCT IV’s direction, upon the assessments of the external managers as to certain trends and recent developments in, and prospects for, the commercial real estate market and related credit and financial markets and assumed that there would be no developments with respect to any such matters that would have an adverse effect on ARCT IV, ARCP or the mergers (including the contemplated benefits thereof).

BofA Merrill Lynch did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of ARCT IV, ARCP or any other entity, nor did BofA Merrill Lynch make any physical inspection of the properties or assets of ARCT IV, ARCP or any other entity. BofA Merrill Lynch did not make an analysis of, nor did BofA Merrill Lynch express any opinion or view as to, the adequacy or sufficiency of allowances for credit losses with respect to leases, loans or any other matters and BofA Merrill Lynch was advised by the external managers and therefore assumed, with ARCT IV’s consent, that any such allowances for losses were, and on a pro forma basis would be, in the aggregate appropriate to cover such losses. BofA Merrill Lynch did not evaluate the solvency or fair value of ARCT IV, ARCP or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. BofA Merrill Lynch assumed, at ARCT IV’s direction, that the mergers would be consummated in accordance with their terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the mergers, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on ARCT IV, ARCP or the mergers (including the contemplated benefits thereof). BofA Merrill Lynch also assumed, at ARCT IV’s direction, that the final executed first amendment and the Series F Articles Supplementary would not differ in any material respect from the draft first amendment and draft Series F Articles Supplementary reviewed by BofA Merrill Lynch. BofA Merrill Lynch further assumed, at ARCT IV’s direction, that the merger of ARCT IV and Merger Sub would be treated as a taxable sale by ARCT IV of all of ARCT IV’s assets to the ARCP OP in exchange for the merger consideration and the assumption of all ARCT IV’s liabilities, followed by the distribution of the merger consideration to the holders of ARCT IV common stock in liquidation of ARCT IV pursuant to Section 331 and Section 562 of the Code and that the partnership merger would qualify as an asset-over form of merger under Treasury Regulations Section 1.708-1(c)(3)(i). BofA Merrill Lynch was advised by ARCT IV and ARCP that each of ARCT IV and ARCP had operated in conformity with the requirements for qualification as a REIT for U.S. federal income tax purposes commencing with its taxable years ended December 31, 2012 and December 31, 2011, respectively, and assumed, at ARCT IV’s direction, that the mergers would not adversely affect such status or operations of ARCT IV or ARCP. In addition, BofA Merrill Lynch assumed, at ARCT IV’s direction, that the surviving entity in the merger, Merger Sub, would constitute a disregarded entity for U.S. federal income tax purposes.

BofA Merrill Lynch expressed no view or opinion as to any terms or other aspects or implications of the merger (other than the merger consideration to the extent expressly specified in its opinion), including, without limitation, the form or structure of the merger, the form or structure of the merger consideration (including the terms of the Series F Preferred Stock) or any related limitations or proration procedures, or any terms, aspects or implications of the partnership merger, any fee payable to the external manager or other amounts payable in connection with the transaction or any other arrangements, agreements or understandings entered into in connection with or relating to the mergers or otherwise. ARCT IV advised BofA Merrill Lynch that, based on discussions between ARCP and certain of its stockholders, ARCP believed that it would have been unable to obtain the requisite approval by its stockholders of the mergers on the terms set forth in the merger agreement entered into on July 1, 2013, and that the ARCT IV Board concurred in this view. BofA Merrill Lynch expressed no view or opinion as to the relative fairness of the modified merger consideration as set forth in the first amendment as compared to the consideration set forth in the merger agreement entered into on July 1, 2013, and with ARCT IV’s consent, BofA Merrill Lynch assumed, for the purposes of its opinion, that the mergers would not have been capable of being completed on the terms set forth in the merger agreement entered into on July 1, 2013. BofA Merrill Lynch’s opinion was limited to the fairness, from a financial point of view, of the merger consideration to be received by holders of ARCT IV common stock (other than ARCP and its affiliates) and no opinion or view was expressed with respect to any consideration received in connection with the mergers by the holders of any other class of securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors, managers or employees of any party to the mergers, or class of such persons, relative to the merger consideration or otherwise. Furthermore, no opinion or view was expressed as to the relative merits of the transaction in comparison to other strategies or transactions that might be available to ARCT IV or in which ARCT IV might engage or as to the underlying business decision of ARCT IV to proceed with or effect the transaction. BofA Merrill Lynch also did not express any view or opinion with respect to, and relied upon, with ARCT IV’s consent, the assessments of ARCT IV’s representatives regarding, legal, regulatory, accounting, tax and similar matters relating to ARCT IV, ARCP and the mergers (including the contemplated benefits thereof) as to which BofA Merrill Lynch understood that ARCT IV obtained such advice as it deemed necessary from qualified professionals. BofA Merrill Lynch further did not express any opinion as to what the value of ARCP common stock or Series F Preferred Stock actually would be when issued or the prices at which ARCP common stock or Series F Preferred Stock would trade, to the extent a public trading market for Series F Preferred Stock would exist, or otherwise be transferrable (including the relationship between the value of Series F Preferred Stock, or the prices at which Series F Preferred Stock would trade or otherwise be transferrable, to its nominal value), at any time, including following announcement or consummation of the merger. In addition, BofA Merrill Lynch expressed no opinion or recommendation as to how any stockholder should vote or act in connection with the mergers or any related matter. Except as described above, ARCT IV imposed no other limitations on the investigations made or procedures followed by BofA Merrill Lynch in rendering its opinion.

BofA Merrill Lynch’s opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Merrill Lynch as of, the date of its opinion. The credit, financial and stock markets have been experiencing unusual volatility and BofA Merrill Lynch expressed no opinion or view as to any potential effects of such volatility on ARCP, ARCT IV or the mergers. It should be understood that subsequent developments may affect BofA Merrill Lynch’s opinion, and BofA Merrill Lynch does not have any obligation to update, revise or reaffirm its opinion. The issuance of BofA Merrill Lynch’s opinion was approved by BofA Merrill Lynch’s Americas Fairness Opinion Review Committee.

The following represents a brief summary of the material financial analyses performed by BofA Merrill Lynch in connection with its opinion. This summary reflects certain immaterial corrections to the presentation made by BofA Merrill Lynch to the ARCT IV Board primarily in respect of the number of fully diluted shares of ARCT IV common stock.

The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by BofA Merrill Lynch, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by BofA Merrill Lynch. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Merrill Lynch. For purposes of the financial analyses summarized below, the term “implied total consideration per share” refers to the range of per share consideration to be received by holders of ARCT IV common stock of $27.29 to $28.02, calculated as the sum of (i) $9.00 in cash, (ii) $6.59, the value of 0.5190 shares of ARCP common stock using the closing price of ARCP common stock on October 4, 2013 (the last trading day prior to the entry into the first amendment) and (iii) the implied value range for 0.5937 shares of Series F Preferred Stock of approximately $11.70 to $12.43 derived from the financial analysis of the Series F Preferred Stock described below.

ARCT IV Financial Analyses.

Selected Publicly Traded REITs Analysis.  BofA Merrill Lynch reviewed publicly available financial information for ARCT IV and publicly available financial and stock market information for the following four publicly traded net lease REITs, which BofA Merrill Lynch, in its professional judgment and experience, deemed to have certain similar characteristics to ARCT IV:

•	Cole Real Estate Investments, Inc.
•	National Retail Properties, Inc.
•	Realty Income Corporation
•	W.P. Carey Inc.

BofA Merrill Lynch reviewed enterprise values of the selected publicly traded REITs, calculated as equity values based on closing stock prices on October 4, 2013 (the last trading day prior to the announcement of the entry into the first amendment), plus debt, preferred stock and non-controlling interest, less cash and cash equivalents, as a multiple of calendar year 2014 estimated earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA. BofA Merrill Lynch also reviewed closing stock prices on October 4, 2013 of the selected publicly traded REITs as multiples of calendar year 2014 estimated funds from operations, referred to as FFO per share, and adjusted FFO per share, referred to as AFFO per share. BofA Merrill Lynch further reviewed annualized quarterly dividends of the selected REITs as a percentage of closing stock prices on October 4, 2013 of the selected publicly traded REITs, referred to as annualized dividend yield. Based on its professional judgment and experience and after taking into consideration, among other things, the observed data for the selected publicly traded REITs and for ARCT IV, BofA Merrill Lynch then applied selected multiple ranges of calendar year 2014 estimated EBITDA of 15.0x to 16.5x, calendar year 2014 estimated FFO per share of 12.0x to 14.0x and calendar year 2014 estimated AFFO per share of 12.0x to 14.0x derived from the selected publicly traded REITs to corresponding data of ARCT IV and a selected range of annualized dividend yields of 5.25% to 6.25% derived from the selected publicly traded REITs to ARCT IV’s annualized dividend per share as of October 4, 2013. Financial data of the selected publicly traded REITs were based on publicly available research analysts’ estimates, public filings and other publicly available information. Financial data of ARCT IV were based on the ARCT IV manager forecasts. This analysis indicated the following approximate implied per share equity value reference ranges for ARCT IV (rounded to the nearest $0.10 per share), as compared to the implied total consideration per share:

Implied Per Share Equity Value Reference Ranges for ARCT IV Based on:

2014E EBITDA	2014E FFO	2014E AFFO	Dividend Yield	Implied Total Consderation Per Share
$26.00 – $29.70	$26.00 – $30.40	$24.50 – $28.60	$26.40 – $31.40	$27.29 – $28.02

No REIT used in this analysis is identical or directly comparable to ARCT IV. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which ARCT IV was compared.

Selected Precedent Transactions Analysis.  BofA Merrill Lynch reviewed, to the extent publicly available, financial information relating to the following five selected transactions that involved publicly traded REITs in the net lease sector, which, based on its professional judgment and experience, BofA Merrill Lynch deemed relevant to consider in relation to ARCT IV and the transaction:

Announcement Date	Acquiror	Target
7/25/2013	W.P. Carey Inc.	Corporate Property Associates 16-Global Incorporated
5/28/2013	American Realty Capital Properties, Inc.	CapLease Inc.
1/22/2013	Spirit Realty Capital Inc.	Cole Credit Property Trust II, Inc.
12/17/2012	American Realty Capital Properties, Inc.	American Realty Capital Trust III, Inc.
9/6/2012	Realty Income Corporation	American Realty Capital Trust, Inc.

BofA Merrill Lynch reviewed transaction values, based on the implied capitalization rate at the time of the announcement of the selected transactions, calculated by subtracting tangible assets from transaction value and adding tangible liabilities and then dividing by in place net operating income. BofA Merrill Lynch observed low, median, mean and high implied capitalization rates for the selected transactions of 5.7%, 6.5%, 6.5% and 7.7%, respectively. Based on its professional judgment and experience and after taking into consideration, among other things, the observed data for the selected transactions for ARCT IV, BofA Merrill Lynch then applied capitalization rates of 6.50% to 5.75% derived from the selected transactions to ARCT IV’s calendar year 2014 estimated cash net operating income. Estimated financial data of the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Estimated financial data of ARCT IV were based on the ARCT IV manager forecasts. This analysis indicated the following approximate implied per share equity value reference range for ARCT IV (rounded to the nearest $0.10 per share), as compared to the implied total consideration per share:

Implied Per Share Equity Value Reference Range for ARCT IV	Implied Total Consideration Per Share
$24.90 – $29.60	$27.29 – $28.02

No REIT, business or transaction used in this analysis is identical or directly comparable to ARCT IV or the merger. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which ARCT IV and the merger were compared.

Discounted Cash Flow Analysis.  BofA Merrill Lynch performed a discounted cash flow analysis of ARCT IV to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that ARCT IV was forecasted to generate during the calendar years ending December 31, 2014 through 2018 based on the ARCT IV manager forecasts (with certain adjustments made to the forecasted cash flows in order to account for asset management fees that are currently paid in stock). BofA Merrill Lynch calculated terminal values for ARCT IV by applying terminal forward multiples of 16.0x to 17.0x to ARCT IV’s fiscal year 2019 estimated EBITDA, which range was selected based on BofA Merrill Lynch’s professional judgment and experience and after taking into consideration, among other things, the operating performance of ARCT IV compared to the operating performance for the selected publicly traded REITs and the trading multiples for the selected publicly traded REITs. The cash flows and terminal values were then discounted to present value as of December 31, 2013 using discount rates ranging from 7.5% to 8.5%, which were based on an estimate of ARCT IV’s weighted average cost of capital. This analysis indicated the following approximate implied per share equity value reference range for ARCT IV (rounded to the nearest $0.10 per share), as compared to the implied total consideration per share:

Implied Per Share Equity Value Reference Range for ARCT IV	Implied Total Consideration Per Share
$24.40 – $28.40	$27.29 – $28.02

Series F Preferred Stock Financial Analysis

BofA Merrill Lynch reviewed and compared financial terms of the Series F Preferred Stock to, to the extent publicly available, financial terms of, and certain market information with respect to, the preferred stock of twelve selected publicly traded REITs:

•	Boston Properties, Inc.
•	Cedar Realty Trust, Inc.
•	Hersha Hospitality Trust
•	National Retail Properties, Inc.
•	Pebblebrook Hotel Trust
•	PS Business Parks, Inc.

•	Public Storage, Inc.
•	Realty Income Corp.
•	Saul Centers, Inc.
•	Stag Industrial, Inc.
•	Summit Hotel Properties, Inc.
•	Vornado Realty Trust

BofA Merrill Lynch reviewed, and took into consideration, among other things, the leverage ratios of the selected REITs given the proposed pro forma leverage of ARCP, the ratings of the preferred stock, the closing prices as of October 4, 2013 of the preferred stock relative to their nominal values and dividend payment coupons, referred to as strip yield, and the ratio of the dividend yields on the common stock of the selected REITs as compared to their respective strip yields. The overall low to high strip yields observed for the selected preferred stock were 6.469% to 7.928%. BofA Merrill Lynch then discounted, utilizing a selected range of illustrative strip yields of 8.0% to 8.5%, which range was selected based on BofA Merrill Lynch’s professional judgment and experience and after taking into consideration, among other things, the financial terms of the Series F Preferred Stock as compared to the financial terms of the preferred stock of the selected REITs and the pro forma financial impact of the issuance of the Series F Preferred Stock on ARCP. The analysis indicated an approximate implied value range of $11.70 to $12.43 for 0.5937 shares of Series F Preferred Stock. Financial data of the selected REITs were based on public filings and other publicly available information. Pro forma financial data of ARCP were based on data provided by the external manager of ARCP.

No preferred stock used in this analysis is identical or directly comparable to the Series F Preferred Stock. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial terms and other characteristics and other factors that could affect the public trading or other values of the preferred stock to which the Series F Preferred stock was compared.

ARCP Financial Analyses.

Selected Publicly Traded REITs Analysis.  BofA Merrill Lynch reviewed publicly available financial and stock market information for ARCP and the four publicly traded REITs in the net lease sector listed above. Based on its professional judgment and experience and after taking into consideration, among other things, the observed data for the selected publicly traded REITs and for ARCP, BofA Merrill Lynch then applied selected multiple ranges of calendar year 2014 estimated EBITDA of 15.0x to 16.5x, calendar year 2014 estimated FFO per share of 12.0x to 14.0x and calendar year 2014 estimated AFFO per share of 12.0x to 14.0x derived from the selected REITs to corresponding data of ARCP and a selected range of annualized dividend yields of 5.2% to 6.2% derived from the selected REITs to ARCP’s annualized dividend per share as of October 4, 2013 (the last trading day prior to the announcement of the entry into the first amendment). Such analysis was performed assuming the CapLease Merger is consummated. Financial data of ARCP were based on the ARCP manager forecasts. This analysis indicated the following approximate implied per share equity value reference ranges for ARCP (rounded to the nearest $0.10 per share), as compared to ARCP’s closing stock price on October 4, 2013:

Implied Per Share Equity Value Reference Ranges for ARCP Based on:

2014E EBITDA	2014E FFO	2014E AFFO	Dividend Yield	ARCP Closing Stock Price on October 4, 2013
$12.40 – $14.80	$14.20 – $16.50	$14.20 – $16.60	$15.00 – $17.90	$12.70

No REIT used in this analysis is identical or directly comparable to ARCP. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which ARCP was compared.

Discounted Cash Flow Analysis.  BofA Merrill Lynch performed a discounted cash flow analysis of ARCP to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that ARCP was forecasted to generate during the calendar years ending December 31, 2014 through 2018 based on the ARCP manager forecasts. BofA Merrill Lynch calculated terminal values for ARCP by applying terminal forward multiples of 16.3x to 17.3x to ARCP’s fiscal year 2019 estimated EBITDA, which range was selected based on BofA Merrill Lynch’s professional judgment and experience and after taking into consideration, among other things, the operating performance of ARCP compared to the operating performance for the selected publicly traded REITs and ARCP’s trading performance and the trading performance and the trading multiples for the selected publicly traded REITs. The cash flows and terminal values were then discounted to present value as of December 31, 2013 using discount rates ranging from 7.25% to 8.25%, which were based on an estimate of ARCP’s weighted average cost of capital. Such analysis was performed assuming the CapLease Merger is consummated. This analysis indicated the following approximate implied per share equity value reference ranges for ARCP (rounded to the nearest $0.10 per share), as compared to ARCP’s closing stock price on October 4, 2013:

Implied Per Share Equity Value Reference Range for ARCP	ARCP Closing Stock Price on October 4, 2013
$15.00 – $19.30	$12.70

Other Factors.

In rendering its opinion, BofA Merrill Lynch also reviewed and considered other factors, including:

•	historical trading prices of ARCP common stock during the 52-week period ended October 4, 2013 (the last trading day prior to the announcement of the entry into the first amendment), which reflected low and high closing prices for ARCP common stock of approximately $11.60 and $18.10 per share, respectively; and
•	relative contributions of ARCP and ARCT IV to the pro forma combined company.

Miscellaneous.

As noted above, the discussion set forth above is a summary of the material financial analyses presented by BofA Merrill Lynch to the ARCT IV Board in connection with its opinion and is not a comprehensive description of all analyses undertaken by BofA Merrill Lynch in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. BofA Merrill Lynch believes that its analyses summarized above must be considered as a whole. BofA Merrill Lynch further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BofA Merrill Lynch’s analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, BofA Merrill Lynch considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of ARCT IV and ARCP. The estimates of the future performance of ARCT IV and ARCP in or underlying BofA Merrill Lynch’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by BofA Merrill Lynch’s analyses. These analyses were prepared solely as part of BofA Merrill Lynch’s analysis of the fairness, from a financial point of view, of the modified merger consideration to be paid and were provided to the ARCT IV Board in connection with the delivery of BofA Merrill Lynch’s opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BofA Merrill Lynch’s view of the actual values of ARCT IV or ARCP.

The type and amount of consideration payable in the merger (as modified) was determined through negotiations between ARCT IV and ARCP, rather than by any financial advisor, and was approved by the ARCT IV Board. The decisions to enter into the merger agreement on July 1, 2013 and the first amendment were solely those of the ARCT IV Board. As described above, BofA Merrill Lynch’s opinion and analyses were only one of many factors considered by the ARCT IV Board in its evaluation of the proposed merger and should not be viewed as determinative of the views of the ARCT IV Board, management or any other party with respect to the merger or the merger consideration.

ARCT IV has agreed to pay BofA Merrill Lynch for its services in connection with the transaction an opinion fee of $1 million, which became payable upon the delivery of its first opinion on July 1, 2013, an opinion fee of $1 million, which became payable upon the delivery of its second opinion on October 6, 2013, and an additional transaction fee of approximately $5 million, the payment of which is contingent upon completion of the merger. ARCT IV also has agreed to reimburse BofA Merrill Lynch for its expenses incurred in connection with BofA Merrill Lynch’s engagement and to indemnify BofA Merrill Lynch, any controlling person of BofA Merrill Lynch and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under the federal securities laws.

BofA Merrill Lynch and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, BofA Merrill Lynch and its affiliates invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in the equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of ARCT IV, ARCP and certain of their respective affiliates.

BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to ARCT IV and have received or in the future may receive compensation for the rendering of these services, including having acted or acting as an arranger and documentation agent for, and lender under, certain credit facilities of ARCT IV and certain of its affiliates. From January 1, 2011 through September 30, 2013, BofA Merrill Lynch and its affiliates derived aggregate revenues of approximately $2 million from ARCT IV for corporate, commercial and investment banking services unrelated to the merger.

In addition, BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to ARCP and its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted as a financial advisor to ARCP in connection with its acquisition of American Realty Capital Trust III, Inc., (ii) acting as a placement agent under an equity distribution agreement with ARCP and one of its affiliates in connection with ARCP’s previously announced $60 million “at-the-market” offering program and (iii) having acted or acting as syndication agent for, and lender under, certain credit facilities of ARCP and certain of its affiliates. From January 1, 2011 through September 30, 2013, BofA Merrill Lynch and its affiliates derived aggregate revenues of approximately $10 million from ARCP and its affiliates (other than ARCT IV) for corporate, commercial and investment banking services unrelated to the merger.

BofA Merrill Lynch has also acted as a financial advisor to a third party in connection with such third party’s recent sale of assets to ARCP and ARCT IV, respectively.

Certain Prospective Financial Information Reviewed by ARCT IV

ARCT IV does not as a matter of course make public long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, ARCT IV is including these projections relating to ARCT IV and ARCP that were made available to the ARCT IV Board, the ARCP Board and management in connection with the evaluation of the merger. The information prepared by ARCT IV’s management was derived from revenue, earnings, portfolio and other data publicly available through ARCT IV’s and ARCP’s periodic and other public filings, as well as current portfolio data. This information also was provided to ARCT IV’s and ARCP’s respective financial advisors to the extent noted below. The inclusion of this information should not be regarded as an indication that any of ARCT IV, ARCP, their respective advisors or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results.

ARCT IV’s management assumed $250 million per year of acquisitions beginning in 2015, financed 100% with unsecured debt, beginning with GAAP capitalization rates in the 7.9% range, decreasing by approximately 0.125% each year. The incremental debt was priced at 3.0% in 2015 with the cost of such debt increasing by 0.50% per annum. ARCT IV acquired a portfolio of approximately $2.0 billion during its offering period and the months following, leading up to its entry into the modified merger agreement, consisting of approximately $76.8 million of acquisitions for the period from September 2012 (when ARCT IV purchased its first property and commenced active operations) to December 31, 2012, and approximately $1.07 billion of acquisitions for the first half of 2013. Capitalization rates for such periods were 8.2% and 7.1%, respectively. The projected volume of acquisitions was lower than the actual acquisitions for the first half of 2013 in light of the close of ARCT IV’s initial public offering, and the fact that sources of capital for future acquisitions is limited to additional debt on the portfolio.

In connection with the prospective financial information for ARCP, $1.0 billion per year of acquisitions, financed with 35% debt and 65% equity was assumed. The capitalization rate was assumed to begin at 8.25%, decreasing each year by approximately 0.125%. The average interest rate for 2014 was 3.9% and for 2015, go-forward debt was priced at 3.1% and increased 0.5% per annum. Historically, ARCP has acquired approximately $1.0 billion per year, on average, since it commenced its IPO, which is in line with the forward projections of acquiring $1 billion per year. Acquisitions for 2011, 2012 and the first half of 2013 totaled approximately $209.3 million, $1.59 billion and $1.14 billion, respectively, and capitalization rates for such periods were 8.2%, 8.0% and 7.6%, respectively. In accordance with ARCP’s financial filings, historical figures are presented to include American Realty Capital Trust III, Inc.’s acquisitions as they occurred.

The unaudited prospective financial information was, in general, prepared solely for internal use and is subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial results cover multiple years, such information by its nature becomes less predictive with each successive year.

ARCT IV stockholders are urged to review the SEC filings of ARCT IV for a description of risk factors with respect to the business of ARCT IV. See “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 47 and “Where You Can Find More Information; Incorporation by Reference” beginning on page 180. The unaudited prospective financial results were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC or U.S. GAAP.

Neither the independent registered public accounting firm of ARCT IV nor any other independent accountants have compiled, examined, or performed any audit or other procedures with respect to the unaudited prospective financial results contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of the independent registered public accounting firm of ARCT IV contained in ARCT IV’s Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated by reference into this proxy statement/prospectus, relates to the historical financial information of ARCT IV. It does not extend to the unaudited prospective financial results and should not be read to do so. Furthermore, the unaudited prospective financial results do not take into account any circumstances or events occurring after the respective dates on which they were prepared. Readers of this proxy statement/prospectus are cautioned not to place undue reliance on the unaudited prospective financial information set forth below. No representation is made by ARCT IV, ARCP or any other person to any ARCT IV stockholder or any ARCP stockholder regarding the ultimate performance of ARCT IV compared to the information included in the above unaudited prospective financial information. The inclusion of unaudited prospective financial information in this proxy statement/prospectus should not be regarded as an indication that the prospective financial information will be necessarily predictive of actual future events, and such information should not be relied on as such.

The following table presents selected unaudited prospective financial data for ARCT IV on a twelve-month run rate basis effective January 1, 2014 through January 1, 2018, which assumes all projected acquisitions during a calendar year are consummated as of January 1 of such year for ARCT IV on a standalone basis.

($ in millions)	2014	2015	2016	2017	2018
EBITDA as adjusted	$179	$198	$217	$236	$255
Funds from Operations as adjusted (FFO as adjusted)	$157	$168	$178	$186	$193
Adjusted Funds from Operations (AFFO)	$148	$159	$167	$175	$181

The following table presents selected unaudited prospective financial data for ARCP on a twelve-month run rate basis effective January 1, 2014 through January 1, 2018, which assumes all projected acquisitions during a calendar year are consummated as of January 1 of such year for ARCP on a standalone basis.

($ in millions)	2014	2015	2016	2017	2018
EBITDA as adjusted	$525	$604	$681	$757	$831
Funds from Operations as adjusted (FFO as adjusted)	$379	$443	$505	$565	$623
Adjusted Funds from Operations (AFFO)	$380	$445	$505	$564	$620

For purposes of the unaudited prospective financial information presented herein, EBITDA as adjusted is calculated as net earnings plus (i) depreciation and amortization, (ii) consolidated interest expense, (iii) net earnings attributable to non-controlling interests and (iv) one-time merger related expenses and funds from operations is calculated as net income adjusted for non-cash items, including (i) real estate depreciation and amortization and (ii) mark-to-market adjustments, and non-recurring items, including (iii) merger expenses. Adjusted funds from operations is calculated as funds from operations plus (i) acquisition expenses, (ii) non-cash interest expense, (iii) non-cash compensation, (iv) FAS 13 straight line rent adjustments, and (v) FAS 141 above-market lease adjustments.

EBITDA as adjusted, FFO as adjusted and AFFO are non-GAAP measures that ARCT IV believes are important to understanding ARCT IV’s operations. ARCT IV believes EBITDA as adjusted is an important supplemental measure of operating performance as it allows comparison of ARCT IV’s operating results without regard to financing methods and capital structure. ARCT IV believes FFO as adjusted is an important supplemental measure of operating performance because it excludes the effects of depreciation and amortization (which is based on historical costs and which may be of limited relevance in evaluating current performance). ARCT IV believes AFFO is an important supplemental measure of operating performance because, in addition to the items excluded in calculating FFO as adjusted, it excludes straight-lined rent and other non-cash items that have become more significant for ARCT IV and ARCT IV’s competitors over the last several years.

AFFO also excludes acquisition costs, which are dependent on acquisitions made and can fluctuate significantly from period to period. ARCT IV believes that net income is the most directly comparable GAAP measure to FFO as adjusted and AFFO.

In preparing the foregoing unaudited prospective financial results, ARCT IV made a number of assumptions and estimates regarding, among other things, future interest rates, ARCT IV’s future stock price, the level of future investments by ARCT IV and the yield to be achieved on such investments, financing of future investments, including leverage ratios, future property sales by ARCT IV, future mortgage and receivable loan payoffs to ARCT IV, the ability to refinance certain of ARCT IV’s outstanding secured and unsecured debt and the terms of any such refinancing, and future capital expenditures and dividend rates.

The assumptions made in preparing the above unaudited prospective financial information may not accurately reflect future conditions. The estimates and assumptions underlying the unaudited prospective financial information involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions which may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, risks and uncertainties described under “Risk Factors” beginning on page 24 and “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 47, all of which are difficult to predict and many of which are beyond the control of ARCT IV and/or ARCP and will be beyond the control of the combined company. The underlying assumptions may not prove to be accurate and the projected results may not be realized, and actual results likely will differ, and may differ materially, from those reflected in the unaudited prospective financial information, whether or not the merger is completed.

ARCT IV DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED PROSPECTIVE FINANCIAL RESULTS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT FINANCIAL RESULTS ARE NO LONGER APPROPRIATE, EXCEPT AS MAY BE REQUIRED BY APPLICABLE LAW.

Interests of ARCP’s Directors and Executive Officers in the Merger

Executive officers and directors of ARCP have certain interests in the merger that may be different from, or in addition to, the interests of ARCP stockholders generally. These interests may create potential conflicts of interest. The ARCP Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the merger agreement and the transactions contemplated thereby. These interests include the following:

Asset Purchase and Sale Agreement

On July 1, 2013, ARCP, in its capacity as the general partner of the ARCP OP, entered into the Asset Purchase Agreement with the ARCT IV Advisor, pursuant to which the ARCT IV Advisor has agreed to sell to the ARCP OP certain furniture, fixtures, equipment and other assets, which we refer to as the purchased assets, used by the ARCT IV Advisor in connection with managing the property-level business and operations of ARCT IV and the ARCT IV OP, and the ARCP OP agreed to purchase the purchased assets and reimburse the ARCT IV Advisor for certain costs and expenses related thereto.

Pursuant to the Asset Purchase and Sale Agreement, the ARCP IV Advisor will sell the purchased assets to the ARCP OP at the cost of such assets, for an aggregate purchase price of $5.8 million, which includes reimbursement of certain costs and expenses incurred by the ARCT IV Advisor. The ARCT IV Advisor has agreed, subject to certain conditions, to indemnify the ARCP OP and its affiliates, together with their respective stockholders, members, partners, managers, officers, directors, employees, representatives, controlling persons, counsel, agents against certain liabilities in connection with the Asset Purchase and Sale Agreement.

ARCP Letter Agreement

In connection with the merger, on July 1, 2013, ARCP entered into the ARCP letter agreement with RCS Advisory Services, RC Securities and ANST, pursuant to which ARCP retained each of RCS Advisory Services, RC Securities and ANST to act as non-exclusive advisor and information agent, respectively, to ARCP in connection with the merger and the related proxy solicitation seeking approval of the merger by ARCP’s stockholders. The term of the ARCP letter agreement will automatically expire upon the earlier to occur of (i) July 1, 2014 and (ii) the consummation of the merger and the services described in the ARCP letter agreement; provided, however, that ARCP only (and not RCS Advisory Services, RC Securities or ANST) may terminate the ARCP letter agreement prior to the end of the term (except for certain surviving provisions), with or without cause, by giving RCS Advisory Services, RC Securities and ANST at least five days’ prior written notice thereof.

Pursuant to the ARCP letter agreement, ARCP will pay to RCS Advisory Services, RC Securities and ANST an aggregate amount of $640,000 in consideration for the services provided under the ARCP letter agreement and such fee will be payable upon the consummation of the merger; provided that if the merger is not consummated, ARCP will continue to be responsible for the payment of such fee. Additionally, ARCP will reimburse, irrespective of whether the merger is consummated, each of RCS Advisory Services, RC Securities and ANST for reasonable and actually incurred direct out-of-pocket expenses of RCS Advisory Services, RC Securities or ANST (including actually incurred reasonable legal fees in respect of any legal services incurred at the specific written request of ARCP) and for reasonable and actually incurred direct out-of-pocket expenses of third-party vendors, to the extent such vendors have been approved in writing by ARCP, incurred by RCS Advisory Services, RC Securities and ANST, as the case may be, in connection with the merger. RC Securities shall not mark-up any of such expenses and, to the extent any such expenses (i.e., travel and lodging) are incurred on behalf of ARCP and some other party unrelated to ARCP, RCS Advisory Services, RC Securities and ANST shall apportion such expenses in good faith, in a reasonable manner and advise ARCP thereof. At its sole discretion, ARCP may also directly pay any expenses of third party vendors. ARCP has agreed, subject to certain conditions, to indemnify RCS Advisory Services, RC Securities and ANST, together with their respective officers, directors, shareholders, employees, agents, and other controlling persons, against certain liabilities in connection with the ARCP letter agreement. Each of RCS Advisory Services, RC Securities and ANST is an entity directly or indirectly under common control with ARC.

ARCP Investment Banking Services Agreement

In connection with the merger, on June 13, 2013, ARCP entered into the RC Securities letter agreement, with RC Securities, pursuant to which the investment banking and capital markets division of RC Securities agreed to act as financial advisor to ARCP in connection with the merger. In connection with the RC Securities letter agreement and the services provided by RC Securities thereunder, ARCP will pay to RC Securities an amount equal to 0.25% of the sum of the total Transaction Value (as defined in the RC Securities letter agreement) of the merger and such fee will be payable upon the consummation of the merger. When referring to the “Transaction Value,” we mean the sum of (i) the value of the merger consideration, (ii) the aggregate value of any debt, capital lease and preferred equity security obligations assumed, retired, cancelled or defeased in connection with the merger and (iii) the amount of any fees and expenses paid. ARCP will also reimburse RC Securities for reasonable out-of-pocket expenses arising in connection with the merger.

The ARCP Investment Banking Services Agreement may be terminated by ARCP or RC Securities at any time with or without cause upon receipt of written notice. In the event that the ARCP Investment Banking Services Agreement is terminated, RC Securities will be entitled to the above-mentioned fee then due and payable and any expenses incurred prior to such termination if the merger is consummated at any time prior to the earlier of (i) the date on which RC Securities resigns its engagement or is terminated for cause and (ii) 18 months from the date of any other termination of the RC Securities letter agreement by ARCP.

As of the date of this filing, the following fees and expense reimbursements are payable to ARC and its affiliates in connection with the merger:

Entity	Description	Amount
ARC Properties Operating Partnership, L.P.	Sale of certain furniture, fixtures, equipment and other assets and reimbursement of certain costs, pursuant to the Asset Purchase and Sale Agreement, the parties to which are the ARCP OP and the ARCT IV Advisor.	$5,800,000
Realty Capital Securities, LLC, RCS Advisory Services, LLC and American National Stock Transfer, LLC	Retention as non-exclusive advisor and information agent, respectively, to ARCP in connection with the merger pursuant to the ARCP Letter Agreement, the parties to which are ARCP, RCS Advisory Services, RC Securities and ANST.	$ 640,000
Realty Capital Securities, LLC	Provision of financial advisory and strategic services to ARCP prior to the consummation of the merger pursuant to the ARCP Investment Banking Services Agreement, the parties to which are ARCP and RC Securities.	0.25% of the transaction value of the merger

Interests of ARCT IV’s Directors and Executive Officers in the Merger

In considering the recommendation of the ARCT IV Board to approve the merger and the other transactions contemplated by the merger agreement, ARCT IV stockholders should be aware that executive officers and directors of ARCT IV have certain interests in the merger that may be different from, or in addition to, the interests of ARCT IV stockholders generally. These interests may create potential conflicts of interest. The ARCT IV Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the merger agreement and the transactions contemplated thereby. These interests include the following:

ARCT IV Investment Banking Services Agreement

On May 17, 2013, ARCT IV entered into the RCS Capital letter agreement with RC Securities, pursuant to which the investment banking and capital markets division of RC Securities agreed to act as financial advisor to ARCT IV in connection with either (i) a possible sale transaction involving ARCT IV, (ii) the possible listing of ARCT IV’s securities and (iii) a possible acquisition involving ARCT IV, which we refer to collectively as ARCT IV strategic alternatives. In connection with the RC Securities letter agreement and the services provided by RC Securities thereunder, ARCT IV will pay RCS Capital an amount equal to 0.25% of the Transaction Value (as defined in the RCS Capital letter agreement) of a sale transaction or acquisition and such fee will be payable upon the consummation of such sale transaction or acquisition, provided that such amount shall not be less than $2.5 million in the case of a sale transaction. When referring to the “Transaction Value,” we mean the sum of (i) the value of the merger consideration, (ii) the aggregate value of any debt, capital lease and preferred equity security obligations assumed, retired, cancelled or defeased in connection with the merger and (iii) the amount of any fees and expenses paid. ARCT IV will also reimburse RC Securities for reasonable out-of-pocket expenses arising in connection with the merger. The ARCT IV Investment Banking Services Agreement may be terminated by ARCT IV or RC Securities at any time with or without cause upon receipt of written notice. In the event that the ARCT IV Investment Banking Services Agreement is terminated, RC Securities will be entitled to the above-mentioned fee then due and payable and any expenses incurred prior to such termination if the merger is consummated at any time prior to the earlier of (i) the date on which RC Securities resigns its engagement or is terminated for cause and (ii) 18 months from the date of any other termination of the RC Securities letter agreement by ARCT IV.

ARCT IV Letter Agreement

In connection with the merger, on July 1, 2013, ARCT IV entered into the ARCT IV letter agreement with RCS Advisory Services, RC Securities and ANST, pursuant to which ARCT IV retained each of RCS Advisory Services, RC Securities and ANST to act as non-exclusive advisor and information agent, respectively, to ARCT IV in connection with the merger and the related proxy solicitation seeking approval of the merger by ARCT IV’s stockholders. The term of the ARCT IV letter agreement will automatically expire upon the earlier to occur of (i) July 1, 2014 and (ii) the consummation of the merger and the services described in the ARCT IV letter agreement; provided, however, that ARCT IV only (and not RCS Advisory Services, RC Securities or ANST) may terminate the ARCT IV letter agreement prior to the end of the term (except for certain surviving provisions), with or without cause, by giving RCS Advisory Services, RC Securities and ANST at least five days’ prior written notice thereof.

Pursuant to the ARCT IV letter agreement, ARCT IV will pay to RCS Advisory Services, RC Securities and ANST an aggregate amount of $750,000 in consideration for the services provided under the ARCT IV letter agreement and such fee will be payable upon the consummation of the merger; provided that if the merger is not consummated, ARCT IV will be responsible for the payment of such fee. Additionally, ARCT IV will reimburse, irrespective of whether the merger is consummated, each of RCS Advisory Services, RC Securities and ANST for reasonable and actually incurred direct out-of-pocket expenses of RCS Advisory Services, RC Securities or ANST (including actually incurred reasonable legal fees in respect of any legal services incurred at the specific written request of ARCT IV) and for reasonable and actually incurred direct out-of-pocket expenses of third-party vendors, to the extent such vendors have been approved in writing by ARCT IV, incurred by RCS Advisory Services, RC Securities and ANST, as the case may be, in connection with the merger. RC Securities shall not mark-up any of such expenses and, to the extent any such expenses (i.e., travel and lodging) are incurred on behalf of ARCT IV and some other party unrelated to ARCT IV, RCS Advisory Services, RC Securities and ANST shall apportion such expenses in good faith, in a reasonable manner and advise ARCT IV thereof. At its sole discretion, ARCT IV may also directly pay any expenses of third party vendors. ARCT IV has agreed, subject to certain conditions, to indemnify RCS Advisory Services, RC Securities and ANST, together with their respective officers, directors, shareholders, employees, agents, and other controlling persons, against certain liabilities in connection with the ARCT IV letter agreement. Each of RCS Advisory Services, RC Securities and ANST is an entity directly or indirectly under common control with ARC.

Legal Services Reimbursement Agreement

On July 1, 2013, ARCT IV and the ARCT IV OP entered into the Legal Services Reimbursement Agreement with ARC Advisory Services and RCS Advisory Services, pursuant to which ARCT IV, on its own behalf and, as general partner of the ARCT IV OP, on behalf of the ARCT IV OP, reaffirmed the retention of ARC Advisory Services, LLC and RCS Advisory Services for the performance of legal support services in connection with the merger agreement rendered prior to the date of the Legal Services Reimbursement Agreement. The Legal Services Reimbursement Agreement does not govern any legal support services (i) rendered by ARC Advisory Services or RCS Advisory Services from and after July 1, 2013 in connection with the merger agreement and its related transactions or (ii) not rendered in connection with the merger agreement and its related transactions, which, in each case, will be governed by the Transition Services Agreement. The Legal Services Reimbursement Agreement will expire on the earlier of (a) the closing date of the merger and (b) July 1, 2014, and thereafter it may be renewed from year to year by written consent of the parties thereto. Additionally, the Legal Services Reimbursement Agreement is terminable by any party thereto (upon determination of the majority of the ARCT IV independent directors) at any time upon 60 days’ prior written notice to the non-terminating parties.

Pursuant to the Legal Services Reimbursement Agreement, ARCT IV and the ARCT IV OP will pay to ARC Advisory Services and RCS Advisory Services an aggregate amount of $500,000 in consideration for the services provided under the Legal Services Reimbursement Agreement. Additionally, expenses of ARCT IV and the ARCT IV OP will be paid by the ARCT IV OP and ARCT IV and will not be borne by ARC Advisory Services or RCS Advisory Services unless any such expense constitutes or is part of a fee which ARC Advisory Service or RCS Advisory Services is otherwise receiving from ARCT IV or the ARCT IV OP. ARCT IV and the ARCT IV OP have agreed, subject to certain conditions, to indemnify ARC Advisory Services, RCS Advisory Services and its affiliates against certain liabilities in connection with the Legal Services Reimbursement Agreement and advance legal expenses and other costs incurred in connection therewith. Each of ARC Advisory Services and RCS Advisory Services is an entity under common control with ARC.

Transition Services Agreement

On July 1, 2013, ARCT IV and the ARCT IV OP entered into a certain Transition Services Agreement with ARC Advisory Services and RCS Advisory Services, pursuant to which each of ARC Advisory Services, RCS Advisory Services and ARCT IV, on its own behalf and, as general partner of the ARCT IV OP, on behalf of the ARCT IV OP, memorialized (i) RCS Advisory Services’ obligation to perform the following services: legal support related to the merger and ongoing legal support, marketing support and event coordination, and (ii) ARC Advisory Services’ obligation to perform the following services: accounting support, acquisition support, investor relations support, public relations support, human resources and administration, general human resources duties, payroll services, benefits services, insurance and risk management, information technology services, telecom and internet services and services relating to office supplies. The Transition Services Agreement does not govern any legal support services rendered in connection with the merger agreement and its related transactions prior to July 1, 2013, which will be governed by the Legal Services Reimbursement Agreement. The Transition Services Agreement will expire on the earlier of (i) the closing date of the merger and (ii) July 1, 2014, and thereafter it may be renewed from year to year by written consent of the parties thereto. Additionally, the Transition Services Agreement is terminable by any party thereto (upon determination of the majority of the independent directors of ARCT IV) at any time upon 60 days’ prior written notice to the non-terminating parties; provided, however, that, prior to the closing date of the merger, ARCT IV may elect to extend the term of the Transition Services Agreement on a monthly basis up to and including July 1, 2014.

Pursuant to the Transition Services Agreement, ARCT IV and the ARCT IV OP will pay to ARC Advisory Services and RCS Advisory Services an aggregate fee of $2 million in connection with providing the services contemplated by the Transition Services Agreement. Additionally, expenses of ARCT IV and the ARCT IV OP will be paid by the ARCT IV OP and ARCT IV and will not be borne by ARC Advisory Services or RCS Advisory Services unless any such expense constitutes or is part of a fee which ARC Advisory Services or RCS Advisory Services is otherwise receiving from ARCT IV or the ARCT IV OP. ARCT IV and the ARCT IV OP have agreed, subject to certain conditions, to indemnify ARC Advisory

Services, RCS Advisory Services and their affiliates against certain liabilities in connection with the Transition Services Agreement and advance legal expenses and other costs incurred in connection therewith.

Each of RC Securities, RCS Advisory Services and ARC Advisory Services is an entity directly or indirectly under common control with ARC. Payments under the letter agreement, the Legal Services Reimbursement Agreement and the Transition Services Agreement represent gross income to the applicable affiliate of ARC, not net income distributable to the equity holders of such affiliate of ARC.

Conversion of Outstanding Shares Pursuant to the Merger

Shares of ARCT IV common stock owned by executive officers and directors of ARCT IV will be converted into the right to receive shares of ARCP common stock on the same terms and conditions as the other stockholders of ARCT IV. As of September 19, 2013, the executive officers and directors of ARCT IV beneficially owned, in the aggregate, 9,422 shares of ARCT IV common stock (including shares held by ARC), excluding shares of ARCT IV common stock issuable upon settlement of ARCT IV restricted stock awards granted under ARCT IV’s Employee and Director Incentive Restricted Share Plan, which we refer to as the ARCT IV Restricted Stock Plan. In respect of all of the shares of ARCT IV common stock beneficially owned by the executive officers and directors as of September 19, 2013 (other than shares of ARCT IV common stock issuable with respect to ARCT IV restricted stock), such executive officers and directors would receive an aggregate of $84,798, 4,890 shares of ARCP common stock, which based on the closing price of ARCP common stock on October 11, 2013 of $12.42, would have an aggregate value of approximately $60,734 and 5,594 shares of Series F Preferred Stock.

Treatment of ARCT IV Restricted Stock

Immediately prior to the effective time of the merger, each then outstanding share of ARCT IV restricted stock will fully vest (and ARCT IV will be entitled to deduct and withhold the number of shares of ARCT IV common stock otherwise deliverable upon such acceleration to satisfy any applicable withholding taxes, assuming a fair market value of a share of ARCT IV common stock equal to the closing price of ARCT IV common stock on the last completed trading day immediately prior to the consummation of the merger). All shares of ARCT IV common stock then outstanding as a result of the full vesting of shares of ARCT IV restricted stock, and the satisfaction of any applicable withholding taxes, will have the right to receive per share, (1) $9.00 in cash; (2) 0.5190 of a share, or the Common Exchange Ratio, of ARCP common stock; and (3) 0.5937 of a share, or the Preferred Exchange Ratio, of Series F Preferred Stock.

As a result of the transactions contemplated under the merger agreement, 8,000 shares of ARCT IV restricted stock held by ARCT IV’s directors would vest and would be convertible into $72,000, 4,152 shares of ARCP common stock, which based on the closing price of ARCP common stock on October 11, 2013 of $12.42, would have an aggregate value of approximately $51,568 and 4,750 shares of Series F Preferred Stock.

Section 16 Matters

Pursuant to the merger agreement, ARCT IV, ARCP and Merger Sub have each agreed to take all steps as may be necessary or appropriate to cause to be exempt under Rule 16b-3 under the Exchange Act any dispositions of shares of ARCT IV common stock (including derivative securities with respect to such shares) that are treated as dispositions under Rule 16b-3 and result from the transactions contemplated under the merger agreement by each officer or director of ARCT IV who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to ARCT IV.

Indemnification and Insurance

For a period of six years after the effective time of the merger, pursuant to the terms of the merger agreement and subject to certain limitations, the surviving entity will indemnify, defend and hold harmless among others, each officer and director of ARCT IV, for actions at or prior to the effective time of the merger, including with respect to the transactions contemplated by the merger agreement. In addition, pursuant to the terms of the merger agreement and subject to certain limitations, prior to the effective time of the merger, ARCT IV has agreed to (or, if ARCT IV is unable to, ARCP has agreed to cause the surviving entity in the merger to) obtain and pay for a non-cancelable extension of the coverage afforded by ARCT IV’s existing directors’ and officers’ liability insurance policies and ARCT IV’s existing fiduciary liability insurance policies covering at least six years after the effective time of the merger with respect to any claim related to any period or time at or prior to the effective time of the merger, and if ARCT IV or the surviving entity does not obtain a “tail” policy as of the effective time of the merger, the surviving entity will maintain in effect, for a period of at least six years after the effective time of the merger, ARCT IV’s existing policies in effect on July 1, 2013 on terms and limits of liability that are no less favorable in the aggregate than the coverage provided on that date. These interests are described in detail below at “The Merger Agreement — Covenants and Agreements — Indemnification of Directors and Officers; Insurance.”

Interest of the ARCT IV Advisor in the Merger

As described under “Questions and Answers – What fees will the ARCT IV Advisor and its affiliates receive in connection with the merger?,” the ARCT IV Special Limited Partner, the direct owner of the ARCT IV Advisor, will be entitled to subordinated distributions from the ARCT IV OP equal to 15% of all distributions of net sales proceeds (as defined in the ARCT IV charter) after return to the ARCT IV stockholders and the ARCT IV OP’s limited partners of net sales proceeds equal to their capital contributions, plus distributions of net sales proceeds and operating income equal to a 6% cumulative, pre-tax, non-compounded return on their capital contributions. The amount of such subordinated distribution is estimated to equal approximately $62.7 million, assuming a value of $30.43 for the nominal consideration to ARCT IV stockholders in the merger (based on the closing price of ARCP common stock of $12.70 per share on October 4, 2013). The actual amount of the subordination distributions may be higher or lower than this amount, depending on the price of ARCP common stock at the time of the closing of the merger.

The amount of such subordinated distributions of net sales proceeds is to be finalized based on the closing price of ARCP common stock on the day immediately prior to the closing of the merger, and will be payable in ARCT IV OP Units that will automatically convert into ARCP OP Units upon consummation of the mergers in accordance with the ARCT IV side letter. The parties have agreed that such ARCP OP Units may be exchanged or converted for ARCP common stock or cash upon consummation of the mergers, or, if not exchanged or conveited at that time, the ARCT IV Special Limited Partner shall have the option to cause ARCP to acquire such ARCP OP Units for cash at any time during a 24 month period commencing on the date immediately after the date the ARCT IV Special Limited Partner is treated as having held its interest in the ARCP OP (including the period it held its interest in the ARCT IV OP) for two years for an amount equal to the “cash amount” (as defined in the ARCP OP Agreement) per ARCP OP Unit. Pursuant to the ARCT IV side letter, the ARCT IV Advisor has agreed to waive a portion of the real estate commissions otherwise payable to the ARCT IV Advisor under the ARCT IV Advisory Agreement. Such real estate commissions could have been as much as $22.7 million, calculated as of July 1, 2013, the date the merger agreement was originally entered into (assuming the maximum fee of 2.0% of the sales price of the properties permitted under ARCT IV’s charter and provided for in the ARCT IV Advisory Agreement was payable). Pursuant to the ARCT IV side letter, the ARCT IV Advisor will be entitled to a reduced real estate commission of $8.4 million.

Pursuant to the ARCT IV Advisory Agreement and the ARCT IV OP Agreement, the ARCT IV Advisor is entitled to receive ARCT IV Class B Units in connection with its asset management services. Subject to the approval of the ARCT IV Board, within 30 days of the end of each calendar quarter, the ARCT IV OP pays an asset management subordinated participation by issuing to the ARCT IV Advisor a number of ARCT IV Class B Units equal to (i) the product of the “cost of assets” as defined in the ARCT IV OP Agreement multiplied by 0.1875% divided by (ii) the value of one share of ARCT IV common stock. The ARCT IV Advisor will continue to be entitled to such ARCT IV Class B Units for the period prior to the consummation of the merger. Pursuant to the ARCT IV side letter, as of the closing date of the Merger, each unconverted ARCT IV Class B Unit will be converted into 2.3961 ARCP Class B Units.

As of the date of this filing, the following fees and expense reimbursements are payable to ARC and its affiliates in connection with the merger:

Entity	Description	Amount
ARC Properties Operating Partnership, L.P.	Sale of certain furniture, fixtures, equipment and other assets and reimbursement of certain costs, pursuant to the Asset Purchase and Sale Agreement, the parties to which are the ARCP OP and the ARCT IV Advisor.	$5,800,000
ARC Advisory Services, LLC and RCS Advisory Services, LLC	Provision of legal support services prior to the date of the merger agreement pursuant to the Legal Services Reimbursement Agreement, the parties to which are ARCT IV, the ARCT IV OP, ARC Advisory Services and RCS Advisory Services.	$ 500,000
Realty Capital Securities, LLC, RCS Advisory Services, LLC and American National Stock Transfer, LLC	Retention as non-exclusive advisor and information agent, respectively, to ARCT IV in connection with the merger pursuant to the ARCT IV Letter Agreement, the parties to which are ARCT IV, RCS Advisory Services, RC Securities and ANST.	$ 750,000
ARC Advisory Services, LLC and RCS Advisory Services, LLC	Provision of certain transition services in connection with the merger pursuant to the Transition Services Agreement, the parties to which are ARCT IV, the ARCT IV OP, ARC Advisory Services and RCS Advisory Services.	$2,000,000
Realty Capital Securities, LLC	Provision of financial advisory and strategic services to ARCT IV prior to the consummation of the merger pursuant to the ARCT Investment Banking Services Agreement, the parties to which are ARCT IV and RC Securities.	0.25% of the transaction value of the merger (but no less than $2,500,000)

The ARCT IV Board was aware of the interests described in this section and considered them, among other matters, in approving the merger agreement and making its recommendation that ARCT IV stockholders approve the merger and the other transactions contemplated by the merger agreement. See “The Merger — Recommendation of the ARCT IV Board and Its Reasons for the Merger.”

Interests of Promoters and Certain Other Persons

Certain individuals have interests in ARCP as well as ARCT IV and/or the ARCT IV Advisor. Messrs. Schorsch and Kahane, who are promoters of ARCP and members of the ARCP Board, are also promoters of ARCT IV and directly or indirectly control ARC, which is the parent of the ARCT IV Special Limited Partner, the direct owner of the ARCT IV Advisor. Messrs. Weil, Peter N. Budko, and Brian S. Block are executive officers of each of ARCP and ARCT IV and promoters of ARCT IV. Additionally, Mr. Weil is a member of the ARCT IV Board.

In connection with the merger, the ARCT IV Special Limited Partner will be entitled to receive subordinated distributions of net sales proceeds pursuant to the ARCT IV OP Agreement. Such subordinated distributions of net sales proceeds are estimated to equal approximately $62.7 million, assuming a value of $30.43 for the nominal consideration to ARCT IV stockholders in the merger (based upon the closing price of ARCP common stock on October 4, 2013 of $12.70). Such subordination distributions are payable in the form of ARCT IV OP Units. The ARCT IV Special Limited Partner will not receive cash, ARCP OP Units and Series F Preferred Units in respect of such ARCT IV OP Units, as other holders of ARCT IV OP Units will receive in the merger. Instead, such ARCT IV OP Units will automatically convert into approximately 6,112,439 ARCP OP Units. The actual amount of the subordination distributions may be higher or lower than this amount, depending on the price of ARCP common stock at the time of the closing of the merger. Pursuant to the merger agreement as entered into on July 1, 2013, ARCT IV stockholders who elected stock consideration would have enjoyed a “floor” by which their stock consideration could not fall below a certain value per share of ARCT IV common stock. The ARCT IV Special Limited Partner intended to waive any portion of the subordinated distributions of net sales proceeds to which it would have been entitled as a result of such floor value of ARCT IV common stock that it would not otherwise be entitled to pursuant to the ARCT IV OP Agreement. In light of the first amendment to the merger agreement on October 6, 2013, such waiver is no longer applicable. In addition, the ARCT IV Advisor will be entitled to a real estate commission of $8.4 million and approximately 121,769 Class B Units as of October 4, 2013 in connection with its asset management services to ARCT IV. Additional Class B Units may be issuable subsequent to such date.

Pursuant to the ARCT IV side letter, as of the closing date of the Merger, each unconverted ARCT IV Class B Unit will be converted into 2.3961 of, or the Exchange Ratio, ARCP Class B Units.

The tables under “— Interests of ARCP’s Directors and Executive Officers in the Merger” and “— Interest of the ARCT IV Advisor in the Merger” detail additional fees and reimbursements payable to ARC and its affiliates in connection with the merger.

Potential Conflicts

In addition to the conflicts discussed elsewhere in this proxy statement/prospectus, ARC and its affiliates, as the sponsor, directly or indirectly, of both ARCT IV and ARCP, have certain conflicts in connection with the merger. Such conflicts include the following:

•	Pursuant to the ARCT IV Side Letter, the ARCT IV Advisory Agreement and the ARCT IV Property Management Agreement will be extended for a 60 day period following the closing date of the merger. During such time, each of the ARCT IV Advisor and the ARCT IV Property Manager may continue to receive certain fees pursuant to such agreements. See “Related Agreements” beginning on page 165.
•	All of ARCT IV’s officers are officers of ARCP. Nicholas S. Schorsch, the chief executive officer and chairman of ARCT IV and ARCP, and Edward M. Weil, Jr., an officer and director of ARCP ARCT IV, each abstained from the vote on the merger agreement, the merger and the other transactions contemplated by the merger agreement and the merger was unanimously approved by the ARCT IV independent directors. The ARCP Board following the merger will consist of directors who serve on the board of directors of certain other REITs and business development companies sponsored by ARC, including Business Development Corporation of America, Inc., American Realty Capital New York Recovery REIT, Inc., Phillips Edison — ARC Shopping Center REIT Inc., American Realty Capital — Retail Centers of America, Inc., American Realty Capital Healthcare Trust, Inc., American Realty Capital Daily Net Asset Value Trust, Inc., American Realty Capital Global Trust, Inc., ARC Realty Financial Trust, Inc., American Realty Capital Healthcare Trust II, Inc., American Realty Capital Trust V, Inc., Phillips Edison — ARC Grocery Center REIT II, Inc. and American Realty Capital Hospitality Trust, Inc.
•	ARCT IV’s independent directors have served or currently serve as independent directors on the board of directors of certain other REITs and business development companies sponsored by ARC. William G. Stanley, who was appointed as the lead independent director of ARCT IV in January 2013, has served as an independent director of American Realty Capital New York Recovery REIT, Inc. since October 2009 and American Realty Capital — Retail Centers of America, Inc. since February 2011. Mr. Stanley also has served as an independent director of Business Development Corporation of America, Inc. since 2001 and American Realty Capital Trust, Inc. from January 2008 until American Realty Capital Trust, Inc. closed its merger with Realty Income Corporation in January 2013. Abby M. Wenzel was appointed as an independent director of ARCT IV in May 2012. Ms. Wenzel has also served as an independent director of American Realty Capital Global Trust, Inc. since March 2012 and was appointed as an independent director of American Realty Capital Hospitality Trust, Inc. in September 2013. Elizabeth K. Tuppeny was appointed as an independent director of ARCT IV in May 2012. Ms. Tuppeny has served as an independent director of ARC Realty Financial Trust, Inc. and American Realty Capital Healthcare Trust II, Inc. since January 2013.
•	After the merger, ARC and its affiliates will continue to manage Business Development Corporation of America, Inc., American Realty Capital New York Recovery REIT, Inc., Phillips Edison — ARC Shopping Center REIT Inc., American Realty Capital — Retail Centers of America, Inc., American Realty Capital Healthcare Trust, Inc., American Realty Capital Daily Net Asset Value Trust, Inc., American Realty Capital Global Trust, Inc., ARC Realty Financial Trust, Inc., American Realty Capital Healthcare Trust II, Inc., American Realty Capital Trust V, Inc., Phillips Edison — ARC Grocery Center REIT II, Inc. and American Realty Capital Hospitality Trust, Inc. Certain of these ARC-sponsored REITs have investment objectives substantially similar to those of the combined company and will receive fees for those services. Those entities may compete with the combined company for investment, tenant and financing opportunities.

•	Proskauer Rose LLP has acted as legal counsel to each of ARCT IV and ARCP since inception and also represents the ARCT IV Advisor and the ARCP Manager, as well as ARC and the ARC-sponsored REITs.

Security Ownership of ARCT IV’s Directors and Executive Officers and Current Beneficial Owners

The following table sets forth information regarding the beneficial ownership of ARCT IV’s common stock as of October 11, 2013 by:

•	each person known by ARCT IV to be the beneficial owner of more than 5% of its outstanding shares of ARCT IV based solely upon the amounts and percentages contained in the public filings of such persons;
•	each of ARCT IV’s officers and directors; and
•	all of ARCT IV’s officers and directors as a group.

	Common Stock Beneficially Owned
Name of Beneficial Owner(1)	Number of Shares of Common Stock(2)		Percentage of Class
American Realty Capital Trust IV Special Limited Partner, LLC(3)	8,888		*
Nicholas S. Schorsch, Chairman and Chief Executive Officer	—		*
Edward M. Weil, Jr., President, Chief Operating Officer, Treasurer, Secretary and Director	—		*
Peter M. Budko, Executive Vice President and Chief Investment Officer	—		*
Brian S. Block, Executive Vice President and Chief Financial Officer	—		*
William G. Stanley, Lead Independent Director(4)	2,667		*
Abby M. Wenzel, Independent Director(5)	2,667		*
Elizabeth K. Tuppeny, Independent Director(6)	2,667		*
All directors and executive officers as a group (seven persons)	16,889	(7)	*

*	Less than 1%.
(1)	The business address of each individual or entity listed in the table is 405 Park Avenue, 15th Floor, New York, New York 10022.
(2)	Based on 71,107,650 shares of common stock outstanding (including 7,467 shares of unvested restricted stock for this purpose) as of October 11, 2013. In accordance with SEC rules, each listed person’s beneficial ownership includes all shares of ARCT IV’s common stock the person actually owns beneficially or of record, all shares of ARCT IV’s common stock over which the person has or shares voting or dispositive control and all shares the person has the right to acquire within 60 days (such as shares of restricted common stock which are scheduled to vest within 60 days).
(3)	American Realty Capital Trust IV Special Limited Partner, LLC is 100% owned by ARC. ARC is directly or indirectly owned by Nicholas S. Schorsch, William M. Kahane, Peter M. Budko, Brian S. Block and Edward M. Weil, Jr. and controlled by Nicholas S. Schorsch and William M. Kahane.
(4)	Shares owned by Mr. Stanley include 2,667 unvested restricted shares which vest annually over a five-year period in equal installments beginning with the anniversary of the date of grant.
(5)	Shares owned by Ms. Wenzel include 2,400 unvested restricted shares which vest annually over a five-year period in equal installments beginning with the anniversary of the date of grant.
(6)	Shares owned by Ms. Tuppeny include 2,400 unvested restricted shares which vest annually over a five-year period in equal installments beginning with the anniversary.
(7)	Includes 8,888 shares held by AR Capital, LLC. See footnote 3.

Regulatory Approvals Required for the Merger

The merger may be subject to certain regulatory requirements of municipal, state and federal, domestic or foreign, governmental agencies and authorities, including those relating to the offer and sale of securities. ARCP and ARCT IV are currently working to evaluate and comply in all material respects with these requirements, as appropriate, and do not currently anticipate that they will hinder, delay or restrict completion of the merger.

It is possible that one or more of the regulatory approvals required to complete the merger will not be obtained on a timely basis or at all. In addition, it is possible that any of the governmental entities with which filings are made may seek regulatory concessions as conditions for granting approval of the merger. Under the merger agreement, ARCP and ARCT IV have each agreed to use its reasonable best efforts to take all actions necessary, proper or advisable to complete the merger and the other transactions contemplated by the merger agreement.

Although ARCP and ARCT IV do not expect any regulatory authorities to raise any significant objections to the merger that would result in the failure to satisfy the conditions to consummation the merger by the termination date, ARCP and ARCT IV can provide no assurance that all required regulatory approvals will be obtained or that these approvals will not contain terms, conditions or restrictions that would be detrimental to ARCP after the effective time of the merger. ARCP and ARCT IV have not yet obtained any of the regulatory approvals required to complete the merger.

Accounting Treatment

ARCT IV and ARCP are considered to be VIEs under common control in accordance with U.S. GAAP. In making this determination we considered the following:

•	Both entities were formed by ARC and are managed by wholly owned subsidiaries of ARC.
•	ARC, through its affiliates, has the power to direct the day to day operations of both companies through advisory and management agreements. ARCT IV and ARCP share certain resources such as executive management, acquisition support, legal support, office space and IT support, among other services. The Chairman of the Board of both companies is Nicholas S. Schorsch. Through these advisory and management agreements, ARC, through its affiliates, has significant influence over the initiation and approval of, and executes, substantially all of the entities’ legal activities, including the issuance of private placements of equity securities, entering into financing arrangements, buying and selling assets and mergers with other companies where only cash consideration is paid (as is the case with ARCP’s pending merger with CapLease, Inc., among other activities). In addition, affiliates of ARC have received fees for capital raising activities of both companies as well as strategic advisory services, among other transactional fees. Some of the fee arrangements are based on set contractual amounts such as asset management fees, which are based on a percentage of assets under management or cost of assets, and other fees are based on returns to stockholders and are uncapped in their amounts such as the incentive fees that may be earned in connection with the merger, and quarterly incentive fees which are based on operating results. Due to the significance of such fees compared to total returns to investors, ARC, through its affiliates, is determined to have a significant economic interest in both companies.
•	No individual stockholder can unilaterally terminate the affiliated advisor or management agreements.

U.S. GAAP requires that contractual interest be considered in the evaluation of the significance of variable interests. The variable risks of the entities are credit risks from the tenants rent receivables, interest rate risk from financing activities and operations risks among others. ARC’s affiliates participated significantly in the design of the entities’ structures, including fee structures. The net proceeds of the entities are passed along primarily through distributions to investors and fees to ARC’s affiliates.

Due to ARC’s and its affiliate’s involvement with, and significance in participation in the net proceeds of the companies, ARC is a contractual variable interest holder in both entities. Due to the combination of the significance of the variable interest through contractual arrangements and the ability, through executive management, of ARC’s affiliates to direct activities that significantly affect the economic performance of the companies, both entities qualify ARC as a primary beneficiary of a VIE and therefore common control exists under the U.S. GAAP definition.

In accordance with U.S. GAAP, if a primary beneficiary of a VIE and the VIEs are under common control, the primary beneficiary shall initially measure the assets, liabilities, and non-controlling interests of the VIE at amounts at which they are carried in the accounts of the reporting entity that controls the VIE (or would be carried if the reporting entity issued financial statements prepared in conformity U.S. GAAP, therefore all ARCT IV balances will be carried over from the historical GAAP financial statements without fair value adjustments to allocate the purchase price paid among the assets and liabilities acquired.

All unaudited pro forma consolidated financial information contained in this proxy statement/prospectus was prepared using the carryover basis of accounting as a reorganization of entities under the common control of ARC.

Listing of ARCP Common Stock and Series F Cumulative Redeemable Preferred Stock

ARCP will use its reasonable best efforts to cause the shares of ARCP common stock and Series F Preferred Stock to be issued in the merger to be approved for listing on the NASDAQ prior to the completion of the merger, subject to official notice of issuance. Approval of the listing on the NASDAQ of each of the shares of ARCP common stock and Series F Preferred Stock to be issued in the merger, subject to official notice of issuance, is a condition to each party’s obligation to complete the merger.

Deregistration of ARCT IV Common Stock

If the merger is completed, ARCT IV common stock will be deregistered under the Exchange Act, and ARCT IV will no longer file periodic reports with the SEC.

Restrictions on Sales of Shares of ARCP Common Stock and Series F Cumulative Redeemable Preferred Stock Received in the Merger

Shares of ARCP common stock and Series F Preferred Stock issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act, except for shares of ARCP common stock and Series F Preferred Stock issued to any ARCT IV stockholder who may be deemed to be an “affiliate” of ARCP after the completion of the merger. This proxy statement/prospectus does not cover resales of ARCP common stock or Series F Preferred Stock received by any person upon the completion of the merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any resale.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of the material U.S. federal income tax consequences of the merger of ARCT IV and Merger Sub to U.S. Stockholders (as defined below) of ARCT IV common stock and the material U.S. federal income tax consequences associated with the ownership and disposition of ARCP common stock and Series F Preferred Stock including the qualification and taxation of ARCP as a REIT.

This discussion is based upon the Code, Treasury regulations promulgated under the Code, which we refer to as the Treasury Regulations, and reported judicial and administrative rulings and decisions in effect as of the date of this proxy statement/prospectus, all of which are subject to change, retroactively or prospectively, and to possibly differing interpretations. This discussion does not address (i) U.S. federal taxes other than income taxes, (ii) state, local or non-U.S. taxes or (iii) tax reporting requirements applicable to the merger. In addition, this discussion does not purport to address the U.S. federal income or other tax considerations applicable to holders of ARCP or ARCT IV common stock that are subject to special treatment under U.S. federal income tax law, including, for example:

•	financial institutions;
•	partnerships or entities treated as partnerships for U.S. federal income tax purposes and investors therein, S corporations or other pass-through entities;
•	insurance companies;
•	pension plans or other tax-exempt organizations, except to the extent discussed below;
•	dealers in securities or currencies;
•	traders in securities that elect to use a mark to market method of accounting;
•	persons that hold their common stock as part of a straddle, hedge, constructive sale or conversion transaction;
•	persons that do not hold their common stock as a capital asset within the meaning of Section 1221 of the Code;
•	regulated investment companies;
•	real estate investment trusts;
•	certain U.S. expatriates;
•	persons whose “functional currency” is not the U.S. dollar;
•	persons who acquired their ARCT IV common stock through the exercise of an employee stock option or otherwise as compensation; and
•	persons who are not U.S. Stockholders.

Generally, for purposes of this discussion, a “U.S. Stockholder” is a person that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;
•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust if (1) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect under current Treasury Regulations to be treated as a U. S. person.

If a partnership or entity treated as a partnership for U.S. federal income tax purposes holds ARCP or ARCT IV common stock, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partnership or entity treated as a partnership for U.S. federal income tax purposes holding ARCP or ARCT IV common stock, and the partners in such partnership, should consult their own tax advisors.

Material U.S. Federal Income Tax Consequences of the Merger

Consequences of the Merger to ARCT IV

For United States federal income tax purposes, ARCT IV will treat the merger as if it had sold all of its assets to ARCP OP in exchange for the merger consideration and then made a liquidating distribution of the merger consideration to its stockholders in exchange for its shares of stock. Because as a REIT ARCT IV is entitled to receive a deduction for liquidating distributions and ARCT IV anticipates that its deemed liquidating distribution will exceed its taxable income (including any taxable income recognized as a result of the merger), ARCT IV anticipates that it will not be subject to U.S. federal income tax on any gain recognized in connection with the merger and the other transactions contemplated by the merger agreement.

Consequences of the Merger to U.S. Holders of ARCT IV Common Stock

General.  The receipt of the merger consideration by U.S. Stockholders in exchange for their stock pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes (and also may be a taxable transaction under applicable state, local and foreign income and other tax laws). In general, a U.S. Stockholder of ARCT IV stock will recognize gain or loss for U.S. federal income tax purposes equal to the difference between:

•	the fair market value of the merger consideration received by the U.S. Stockholder in exchange for ARCT IV common stock; and
•	the U.S. Stockholder’s adjusted tax basis in ARCT IV common stock.

Gain or loss will be calculated separately for each block of shares of ARCT IV common stock, with a block consisting of shares acquired at the same cost in a single transaction. Assuming that the ARCT IV common stock constitutes a capital asset in the hands of the U.S. Stockholder, this gain or loss will be capital gain or loss and will be long-term capital gain or loss if at the time of the merger the ARCT IV common stock has been held for more than one year. An individual U.S. Stockholder will be subject to tax on net long-term capital gain at a maximum federal income tax rate of 20%. Additionally, the 3.8% Medicare unearned income contribution tax will apply to any gain recognized by individuals, trusts and estates whose income exceeds certain threshold levels. Capital gains of corporate U.S. Stockholders generally are taxable at the regular tax rates applicable to corporations. The deductibility of a capital loss recognized in the exchange is subject to limitations under the Code. In addition, the IRS has the authority to prescribe, but has not yet prescribed, regulations that would apply a tax rate of 25% to a portion of capital gain realized by a noncorporate stockholder on the sale of REIT stock that would correspond to the REIT’s “unrecaptured Section 1250 gain.”

Special Rule for U.S. Stockholders Who Have Held Stock Less than Six Months.  A U.S. Stockholder who has held ARCT IV common stock for less than six months at the time of the merger, taking into account the holding period rules of Section 246(c)(3) and (4) of the Code, and who recognizes a loss on the exchange of ARCT IV common stock in the merger, will be treated as recognizing a long-term capital loss to the extent of any capital gain dividends received from ARCT IV, or such holder’s share of any designated retained capital gains, with respect to such stock.

Backup Withholding.  Certain U.S. Stockholders of ARCT IV common stock may be subject to backup withholding of U.S. federal income tax with respect to the merger consideration received pursuant to the merger. Backup withholding will not apply, however, to a U.S. stockholder of ARCT IV common stock that furnishes a correct taxpayer identification number and certifies that it is not subject to backup withholding on IRS Form W-9 (or substitute Form W-9) or is otherwise exempt from backup withholding and provides appropriate proof of the applicable exemption. Backup withholding is not an additional tax and any amounts withheld will be allowed as a refund or credit against the U.S. Stockholder’s U.S. federal income tax liability, if any, provided that the holder timely furnishes the required information to the IRS.

THE PRECEDING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL OF THE POTENTIAL TAX CONSEQUENCES OF THE MERGER OF ARCT IV AND MERGER SUB. HOLDERS OF ARCT IV COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER OF ARCT IV AND MERGER SUB, INCLUDING TAX RETURN REPORTING REQUIREMENTS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER APPLICABLE TAX LAWS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

REIT Qualification of ARCP and ARCT IV

It is a condition to the obligation of ARCT IV to complete the merger that ARCP receive an opinion from Proskauer Rose LLP to the effect that, commencing with the taxable year of ARCP ended December 31, 2011, ARCP has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and its proposed method of operation will enable ARCP to continue to meet the requirements for qualification and taxation as a REIT under the Code. The opinion of Proskauer Rose LLP will be subject to customary exceptions, assumptions and qualifications and be based on customary representations made by ARCP about factual matters relating to the organization and operation of ARCP and its subsidiaries.

It is a condition to the obligation of ARCP to complete the merger that ARCT IV receive an opinion from Proskauer Rose LLP to the effect that, commencing with the taxable year of ARCT IV ended December 31, 2012, ARCT IV has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its actual method of operation has enabled ARCT IV to meet, through the effective time of the merger, the requirements for qualification and taxation as a REIT under the Code. The opinion of Proskauer Rose LLP will be subject to customary exceptions, assumptions and qualifications and be based on customary representations made by ARCT IV about factual matters relating to the organization and operation of ARCT IV and its subsidiaries.

Neither of the opinions described above will be binding on the IRS. ARCP intends to continue to operate in a manner to qualify as a REIT following the merger, but there is no guarantee that it will qualify or remain qualified as a REIT. Qualification and taxation as a REIT depend upon the ability of ARCP to satisfy numerous requirements, some on an annual and others on a quarterly basis, as described in more detail below under “— Material U.S. Federal Income Tax Consequences of Owning and Disposing of ARCP Common Stock.” Given the complex nature of the REIT qualification requirements, the ongoing importance of factual determinations and the possibility of future changes in the circumstances of ARCP, it cannot be guaranteed that the actual operating results of ARCP will satisfy the requirements for taxation as a REIT under the Code for any particular tax year.

Material U.S. Federal Income Tax Consequences of Owning and Disposing of ARCP Common Stock and Series F Preferred Stock

This section summarizes the material U.S. federal income tax consequences generally resulting from ARCP’s qualification and taxation as a REIT and the ownership and disposition of shares of ARCP common stock and Series F Preferred Stock. No ruling on the U.S. federal, state, or local tax considerations relevant to ARCP’s operation or to the ownership or disposition of shares of ARCP common stock and Series F Preferred Stock has been requested from the IRS or other tax authority. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary is also based upon the assumption that the operation of ARCP, and of its subsidiaries and other lower-tier and affiliated entities, will in each case be in accordance with its applicable organizational documents or partnership agreements.

ARCP elected to be taxed as a REIT under the applicable provisions of the Code and the Treasury Regulations commencing with its taxable year ended December 31, 2011. ARCP intends to continue operating as a REIT so long as its board of directors determines that REIT qualification remains in its best interest. However, no assurance can be given that it will continue to meet the applicable requirements under U.S. federal income tax laws, which are highly technical and complex.

In brief, a corporation that complies with the provisions in Code Sections 856 through 860, and qualifies as a REIT generally is not taxed on its net taxable income to the extent such income is currently distributed to stockholders, thereby completely or substantially eliminating the “double taxation” that a corporation and its stockholders generally bear together. However, as discussed in greater detail below, a corporation could be subject to U.S. federal income tax in some circumstances even if it qualifies as a REIT and would likely suffer adverse consequences, including reduced cash available for distribution to its stockholders, if it failed to qualify as a REIT.

The sections of the Code and the corresponding Treasury Regulations that relate to the qualification and taxation as a REIT are highly technical and complex. You are urged to consult your tax advisor regarding the specific tax consequences to you of ownership of the securities of ARCP and of the election of ARCP to be taxed as a REIT. Specifically, you should consult your tax advisor regarding the federal, state, local, foreign and other tax consequences of such ownership and election, and regarding potential changes in applicable tax laws.

Taxation of REITs in General

The term “REIT taxable income” means the taxable income as computed for a corporation which is not a REIT:

•	without the deductions allowed by Code Sections 241 through 247, and 249 (relating generally to the deduction for dividends received);
•	excluding amounts equal to: the net income from foreclosure property and the net income derived from prohibited transactions;
•	deducting amounts equal to: the net loss from foreclosure property, the net loss derived from prohibited transactions, the tax imposed by Code Section 857(b)(5) upon a failure to meet the 95% or the 75% gross income tests, the tax imposed by Code Section 856(c)(7)(C) upon a failure to meet the quarterly asset tests, the tax imposed by Code Section 856(g)(5) for otherwise avoiding REIT disqualification, and the tax imposed by Code Section 857(b)(7) on redetermined rents, redetermined deductions and excess interest;
•	deducting the amount of dividends paid under Code Section 561, computed without regard to the amount of the net income from foreclosure property (which is excluded from REIT taxable income); and
•	without regard to any change of annual accounting period pursuant to Code Section 443(b).

In any year in which ARCP qualifies as a REIT and has a valid election in place, ARCP will claim deductions for the dividends it pays to its stockholders, and therefore will not be subject to U.S. federal income tax on that portion of its taxable income or capital gain which is distributed to its stockholders.

Although ARCP can eliminate or substantially reduce its U.S. federal income tax liability by maintaining its REIT qualification and paying sufficient dividends, ARCP will be subject to U.S. federal tax in the following circumstances:

•	ARCP will be taxed at normal corporate rates on any undistributed REIT taxable income or net capital gain.
•	If ARCP fails to satisfy either the 95% Gross Income Test or the 75% Gross Income Test (each of which is described below), but its failure is due to reasonable cause and not willful neglect, and ARCP therefore maintains its REIT qualification, ARCP will be subject to a tax equal to the product of (a) the amount by which ARCP failed the 75% or 95% Gross Income Test (whichever amount is greater) multiplied by (b) a fraction intended to reflect ARCP’s profitability.
•	ARCP will be subject to an excise tax if it fails to currently distribute sufficient income. In order to make the “required distribution” with respect to a calendar year, ARCP must distribute the sum of (1) 85% of its REIT ordinary income for the calendar year, (2) 95% of its REIT capital gain net income for the calendar year, and (3) the excess, if any, of the grossed up required distribution (as defined in the Code) for the preceding calendar year over the distributed amount for that preceding calendar year. Any excise tax liability would be equal to 4% of the difference between the amount required to be distributed under this formula and the amount actually distributed and would not be deductible by ARCP.
•	ARCP may be subject to the corporate “alternative minimum tax” on its items of tax preference, including any deductions of net operating losses.
•	If ARCP has net income from prohibited transactions such income would be subject to a 100% tax. See “— REIT Qualification Tests — Prohibited Transactions.”
•	ARCP will be subject to U.S. federal income tax at the highest corporate rate on any non-qualifying income from foreclosure property, although ARCP will not own any foreclosure property unless it makes loans or accepts purchase money notes secured by interests in real property and forecloses on the property following a default on the loan, or forecloses on property pursuant to a default on a lease.
•	If ARCP fails to satisfy any of the REIT asset tests, as described below, other than a failure of the 5% or 10% REIT assets tests that does not exceed a statutory de minimis amount as described more fully below, but its failure is due to reasonable cause and not due to willful neglect and ARCP nonetheless maintains its REIT qualification because of specified cure provisions, ARCP will be required to pay a tax equal to the greater of $50,000 or the amount determined by multiplying the highest corporate tax rate (currently 35%) by the net income generated by the non-qualifying assets during the period in which ARCP failed to satisfy the asset tests.
•	If ARCP fails to satisfy any other provision of the Code that would result in its failure to continue to qualify as a REIT (other than a gross income or asset test requirement) and that violation is due to reasonable cause, ARCP may retain its REIT qualification, but it will be required to pay a penalty of $50,000 for each such failure.
•	ARCP may be required to pay monetary penalties to the IRS in certain circumstances, including if ARCP fails to meet record-keeping requirements intended to monitor its compliance with rules relating to the composition of its stockholders. Such penalties generally would not be deductible by ARCP.
•	If ARCP acquires any asset from a corporation that is subject to full corporate-level U.S. federal income tax in a transaction in which its basis in the asset is determined by reference to the transferor corporation’s basis in the asset, and ARCP recognizes gain on the disposition of such an asset for up to a 10-year period beginning on the date ARCP acquired such asset, then the excess of the fair market value as of the beginning of the applicable recognition period over its adjusted basis in such asset at the beginning of such recognition period will be subject to U.S. federal income tax at the highest regular corporate U.S. federal income tax rate. The results described in this paragraph assume that the non-REIT corporation will not elect, in lieu of this treatment, to be subject to an immediate tax when the asset is acquired by ARCP.
•	A 100% tax may be imposed on transactions between ARCP and any of its taxable REIT subsidiaries, which we refer to as TRSs, that do not reflect arm’s-length terms.
•	The earnings of ARCP’s subsidiaries that are C corporations, including any subsidiary ARCP may elect to treat as a TRS will generally be subject to U.S. federal corporate income tax.
•	ARCP may elect to retain and pay income tax on its net capital gain. In that case, a stockholder would include his, her or its proportionate share of ARCP’s undistributed net capital gain (to the extent ARCP makes a timely designation of such gain to the stockholder) in his, her or its income as long-term capital gain, would be deemed to have paid the tax that ARCP paid on such gain, and would be allowed a credit for his, her or its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the stockholder’s basis in ARCP’s common stock. Stockholders that are U.S. corporations will also appropriately adjust their earnings and profits for the retained capital gain in accordance with Treasury Regulations to be promulgated.

In addition, notwithstanding ARCP’s qualification as a REIT, ARCP and its subsidiaries may be subject to a variety of taxes, including state and local and foreign income, property, payroll and other taxes on its assets and operations. ARCP could also be subject to tax in situations and on transactions not presently contemplated.

REIT Qualification Tests

Organizational Requirements.  The Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;
(2)	the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;
(3)	that would be taxable as a domestic corporation but for its qualification as a REIT;
(4)	that is neither a financial institution nor an insurance company;
(5)	that meets the gross income, asset and annual distribution requirements;
(6)	the beneficial ownership of which is held by 100 or more persons on at least 335 days in each full taxable year, proportionately adjusted for a short taxable year;
(7)	generally in which, at any time during the last half of each taxable year, no more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include specified entities);
(8)	that makes an election to be taxable as a REIT for the current taxable year, or has made this election for a previous taxable year, which election has not been revoked or terminated, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to maintain qualification as a REIT; and
(9)	that uses a calendar year for U.S. federal income tax purposes.

Organizational requirements (1) though (5) must be met during each taxable year for which REIT qualification is sought, while conditions (6) and (7) do not have to be met until after the first taxable year for which a REIT election is made. ARCP has adopted December 31 as its year end, thereby satisfying condition (9).

Ownership of Interests in Partnerships, Limited Liability Companies and Qualified REIT Subsidiaries.  A REIT that is a partner in a partnership or a member in a limited liability company treated as a partnership for U.S. federal income tax purposes, will be deemed to own its proportionate share of the assets of the partnership or limited liability company, as the case may be, based on its interest in partnership capital, and will be deemed to be entitled to its proportionate share of the income of that entity. The assets and gross income of the partnership or limited liability company retain the same character in the hands of the REIT. Thus, ARCP’s pro rata share of the assets and items of income of any partnership or limited liability company treated as a partnership or disregarded entity for U.S. federal income tax purposes in which ARCP owns an interest, including the ARCP OP (which, after the effective time of the partnership merger, will include the assets and items of income of the ARCT IV OP), is treated as ARCP’s assets and items of income for purposes of Asset Tests and Gross Income Tests (each as defined below).

ARCP expects to control its subsidiary partnerships and limited liability companies and intends to operate them in a manner consistent with the requirements for its qualification as a REIT. If ARCP becomes a limited partner or non-managing member in any partnership or limited liability company and such entity takes or expects to take actions that could jeopardize its qualification as a REIT or require ARCP to pay tax, ARCP may be forced to dispose of its interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause ARCP to fail a Gross Income Test or Asset Test (each as defined below), and that ARCP would not become aware of such action in time to dispose of its interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, ARCP could fail to qualify as a REIT unless it were entitled to relief, as described below.

ARCP may from time to time own certain assets through subsidiaries that it intends to be treated as “qualified REIT subsidiaries.” A corporation will qualify as ARCP’s qualified REIT subsidiary if ARCP owns 100% of the corporation’s outstanding stock and does not elect with the subsidiary to treat it as a TRS, as described below. A qualified REIT subsidiary is not treated as a separate corporation, and all assets, liabilities and items of income, gain, loss, deduction and credit of a qualified REIT subsidiary are treated as assets, liabilities and items of income, gain, loss, deduction and credit of the parent REIT for purposes of the Asset Tests and Gross Income Tests (each as defined below). A qualified REIT subsidiary is not subject to U.S. federal income tax, but may be subject to state or local tax, and ARCP’s ownership of the stock of a qualified REIT subsidiary will not violate the restrictions on ownership of securities, as described below under “— Asset Tests.” While ARCP currently holds, and intends to continue to hold, all of its investments through the ARCP OP (which, after the effective time of the partnership merger, will include the investments of the ARCT IV OP), ARCP also may hold investments separately, through qualified REIT subsidiaries. Because a qualified REIT subsidiary must be wholly owned by a REIT, any such subsidiary utilized by ARCP would have to be owned by ARCP, or another qualified REIT subsidiary, and could not be owned by the ARCP OP unless ARCP owns 100% of the equity interests in the ARCP OP.

ARCP may from time to time own certain assets through entities that it wholly owns and which are disregarded as separate from ARCP for U.S. federal income tax purposes. If a disregarded subsidiary ceases to be wholly owned by ARCP (for example, if any equity interest in the subsidiary is acquired by a person other than ARCP or another one of its disregarded subsidiaries), the subsidiary’s separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, it would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect ARCP’s ability to satisfy the Asset Tests and Gross Income Tests, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the value or voting power of the outstanding securities of another corporation. See “— Asset Tests” and “— Income Tests.”

Ownership of Interests in TRSs.  ARCP currently owns an interest in one TRS and may acquire securities in additional TRSs in the future. A TRS is a corporation other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with such REIT to be treated as a TRS. If a TRS owns more than 35% of the total voting power or value of the outstanding securities of another corporation, such other corporation will also be treated as a TRS. Other than some activities relating to lodging and health care facilities, a TRS generally may engage in any business, including investing in assets and engaging in activities that could not be held or conducted directly by ARCP without jeopardizing its qualification as a REIT.

A TRS is subject to U.S. federal income tax as a regular C corporation. In addition, if certain tests regarding the TRS’s debt-to-equity ratio are not satisfied, a TRS generally may not deduct interest payments made in any year to an affiliated REIT to the extent that such payments exceed 50% of the TRS’s adjusted taxable income for that year (although the TRS may carry forward to, and deduct in, a succeeding year the disallowed interest amount if the 50% test is satisfied in that year). A REIT’s ownership of securities of a TRS is not subject to the 5% or 10% asset tests described below. However, no more than 25% of the gross value of a REIT’s assets may be comprised of securities of one or more TRS. See “— Asset Tests.”

Share Ownership Requirements

The common stock and any other stock ARCP issues must be held by a minimum of 100 persons (determined without attribution to the owners of any entity owning ARCP’s stock) for at least 335 days in each full taxable year, proportionately adjusted for partial taxable years. In addition, ARCP cannot be “closely-held,” which means that at all times during the second half of each taxable year, no more than 50% in value of its stock may be owned, directly or indirectly, by five or fewer individuals (determined by applying certain attribution rules under the Code to the owners of any entity owning its stock) as specifically defined for this purpose. However, these two requirements do not apply until after the first taxable year an entity elects REIT status.

ARCP’s charter contains certain provisions intended, among other purposes, to enable ARCP to meet requirements (6) and (7) above. First, subject to certain exceptions, ARCP’s charter provides that no person may beneficially or constructively own (applying certain attribution rules under the Code) more than 9.8% in value of the aggregate of its outstanding shares of stock or more than 9.8% (in value or in number of shares, whichever is more restrictive) of any class or series of shares of its stock, as well as in certain other circumstances. See the section entitled “Description of ARCP Shares — Restrictions on Transfer and Ownership of Stock” in this proxy statement/prospectus beginning on page 79. Additionally, ARCP’s charter contains provisions requiring each holder of its shares to disclose, upon demand, constructive or beneficial ownership of shares as deemed necessary to comply with the requirements of the Code. Furthermore, stockholders failing or refusing to comply with ARCP’s disclosure request will be required, under Treasury Regulations promulgated under the Code, to submit a statement of such information to the IRS at the time of filing their annual income tax returns for the year in which the request was made.

Asset Tests

At the close of each calendar quarter of the taxable year, ARCP must satisfy four tests based on the composition of its assets, or the Asset Tests. After initially meeting the Asset Tests at the close of any quarter, ARCP will not lose its qualification as a REIT for failure to satisfy the Asset Tests at the end of a later quarter solely due to changes in value of its assets. In addition, if the failure to satisfy the Asset Tests results from an acquisition during a quarter, the failure generally can be cured by disposing of non-qualifying assets within 30 days after the close of that quarter. ARCP will continue to maintain adequate records of the value of its assets to ensure compliance with these tests and will act within 30 days after the close of any quarter as may be required to cure any noncompliance.

75% Asset Test.  At least 75% of the value of ARCP’s assets must be represented by “real estate assets,” cash, cash items (including receivables) and government securities, which we refer to as the 75% Asset Test. Real estate assets include (1) real property (including interests in real property and interests in mortgages on real property), (2) shares in other qualifying REITs and (3) any property (not otherwise a real estate asset) attributable to the temporary investment of “new capital” in stock or a debt instrument, but only for the one-year period beginning on the date ARCP received the new capital. Property will qualify as being attributable to the temporary investment of new capital if the money used to purchase the stock or debt instrument is received by ARCP in exchange for its stock or in a public offering of debt obligations that have a maturity of at least five years. Assets that do not qualify for purposes of the 75% test are subject to the additional asset tests described below under “— 25% Asset Test.”

ARCP is currently invested in the real properties described in its public filings and, after the consummation of the mergers, will be invested in the real properties described in ARCT IV’s public filings. In addition, ARCP has invested and intends to invest funds not used to acquire properties in cash sources, “new capital” investments or other liquid investments which allow ARCP to continue to qualify under the 75% Asset Test. Therefore, ARCP’s investment in real properties should constitute “real estate assets” and should allow ARCP to meet the 75% Asset Test.

25% Asset Test.  Except as described below, the remaining 25% of ARCP’s assets generally may be invested, subject to certain restrictions, which is referred to herein as the 25% Asset Test. If ARCP invests in any securities that do not qualify under the 75% Asset Test, such securities may not exceed either (1) 5% of the value of ARCP’s assets as to any one issuer; or (2) 10% of the outstanding securities by vote or value of any one issuer. The 10% value test does not apply to certain “straight debt” and other excluded securities, as described in the Code, including but not limited to any loan to an individual or estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, a partnership interest held by a REIT is not considered a “security” for purposes of the 10% value test; instead, the REIT is treated as owning directly its proportionate share of the partnership’s assets, which is based on the REIT’s proportionate interest in any securities issued by the partnership (disregarding for this purpose the general rule that a partnership interest is not a security), but excluding certain securities described in the Code.

For purposes of the 10% value test, “straight debt” means a written unconditional promise to pay on demand or on a specified date a sum certain in money if (i) the debt is not convertible, directly or indirectly, into stock, (ii) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors other than certain contingencies relating to the timing and amount of principal and interest payments, as described in the Code and (iii) in the case of an issuer which is a corporation or a partnership, securities that otherwise would be considered straight debt will not be so considered if ARCP, and any of its “controlled taxable REIT subsidiaries” as defined in the Code, hold any securities of the corporate or partnership issuer which (a) are not straight debt or other excluded securities (prior to the application of this rule), and (b) have an aggregate value greater than 1% of the issuer’s outstanding securities (including, for the purposes of a partnership issuer, ARCP’s interest as a partner in the partnership).

ARCP believes that its holdings of real estate assets and other securities comply with the foregoing REIT asset requirements, and it intends to monitor compliance on an ongoing basis. ARCP may make real estate related debt investments; provided, that the underlying real estate meets its criteria for direct investment. A real estate mortgage loan that ARCP owns generally will be treated as a real estate asset for purposes of the 75% Asset Test if, on the date that ARCP acquires or originates the mortgage loan, the value of the real property securing the loan is equal to or greater than the principal amount of the loan. A REIT is able to cure certain asset test violations. As noted above, a REIT cannot own securities of any one issuer representing more than 5% of the total value of the REIT’s assets or more than 10% of the outstanding securities, by vote or value, of any one issuer. However, a REIT would not lose its REIT qualification for failing to satisfy these 5% or 10% asset tests in a quarter if the failure is due to the ownership of assets the total value of which does not exceed the lesser of (1) 1% of the total value of the REIT’s assets at the end of the quarter for which the measurement is done, or (2) $10 million; provided, that in either case the REIT either disposes of the assets within six months after the last day of the quarter in which the REIT identifies the failure (or such other time period prescribed by the Department of the Treasury, or the Treasury), or otherwise meets the requirements of those rules by the end of that period.

If a REIT fails to meet any of the asset test requirements for a quarter and the failure exceeds the de minimis threshold described above, then the REIT still would be deemed to have satisfied the requirements if (1) following the REIT’s identification of the failure, the REIT files a schedule with a description of each asset that caused the failure, in accordance with regulations prescribed by the Treasury; (2) the failure was due to reasonable cause and not to willful neglect; (3) the REIT disposes of the assets within six months after the last day of the quarter in which the identification occurred or such other time period as is prescribed by the Treasury (or the requirements of the rules are otherwise met within that period); and (4) the REIT pays a tax on the failure equal to the greater of (1) $50,000, or (2) an amount determined (under regulations) by multiplying (x) the highest rate of tax for corporations under Code Section 11, by (y) the net income generated by the assets that caused the failure for the period beginning on the first date of the failure and ending on the date the REIT has disposed of the assets (or otherwise satisfies the requirements).

Income Tests

For each calendar year, ARCP must satisfy two separate tests based on the composition of its gross income, as defined under its method of accounting, or the Gross Income Tests.

75% Gross Income Test.  At least 75% of ARCP’s gross income for the taxable year (excluding gross income from prohibited transactions) must result from (1) rents from real property, (2) interest on obligations secured by mortgages on real property or on interests in real property, (3) gains from the sale or other disposition of real property (including interests in real property and interests in mortgages on real property) other than property held primarily for sale to customers in the ordinary course of its trade or business, (4) dividends from other qualifying REITs and gain (other than gain from prohibited transactions) from the sale of shares of other qualifying REITs, (5) other specified investments relating to real property or mortgages thereon, and (6) for a limited time, temporary investment income (as described under the 75% Asset Test above). This requirement is referred to herein as the 75% Gross Income Test. ARCP intends to invest funds not otherwise invested in real properties in cash sources or other liquid investments which will allow it to qualify under the 75% Gross Income Test.

95% Gross Income Test.  At least 95% of ARCP’s gross income (excluding gross income from prohibited transactions) for the taxable year must be derived from (1) sources which satisfy the 75% Gross Income Test, (2) dividends, (3) interest, or (4) gain from the sale or disposition of stock or other securities that are not assets held primarily for sale to customers in the ordinary course of its trade or business. This requirement is referred to herein as the 95% Gross Income Test. It is important to note that dividends and interest on obligations not collateralized by an interest in real property qualify under the 95% Gross Income

Test, but not under the 75% Gross Income Test. ARCP intends to invest funds not otherwise invested in properties in cash sources or other liquid investments which will allow it to qualify under the 95% Gross Income Test.

Rents from Real Property.  Income attributable to a lease of real property generally will qualify as “rents from real property” under the 75% Gross Income Test and the 95% Gross Income Test if such lease is respected as a true lease for U.S. federal income tax purposes (see “— Characterization of Property Leases”) and subject to the rules discussed below. Rent from a particular tenant will not qualify if ARCP, or an owner of 10% or more of its stock, directly or indirectly, owns 10% or more of the voting stock or the total number of shares of all classes of stock in, or 10% or more of the assets or net profits of, the tenant (subject to certain exceptions). The portion of rent attributable to personal property rented in connection with real property will not qualify, unless the portion attributable to personal property is 15% or less of the total rent received under, or in connection with, the lease.

Generally, rent will not qualify if it is based in whole, or in part, on the income or profits of any person from the underlying property. However, rent will not fail to qualify if it is based on a fixed percentage (or designated varying percentages) of receipts or sales, including amounts above a base amount so long as the base amount is fixed at the time the lease is entered into, the provisions are in accordance with normal business practice and the arrangement is not an indirect method for basing rent on income or profits.

If a REIT operates or manages a property or furnishes or renders certain “impermissible services” to the tenants at the property, and the income derived from the services exceeds 1% of the total amount received by that REIT with respect to the property, then no amount received by the REIT with respect to the property will qualify as “rents from real property.” Impermissible services are services other than services “usually or customarily rendered” in connection with the rental of real property and not otherwise considered “rendered to the occupant.” For these purposes, the income that a REIT is considered to receive from the provision of “impermissible services” will not be less than 150% of the cost of providing the service. If the amount so received is 1% or less of the total amount received by ARCP with respect to the property, then only the income from the impermissible services will not qualify as “rents from real property.” However, this rule generally will not apply if such services are provided to tenants through an independent contractor from whom ARCP derives no revenue, or through a TRS. ARCP’s intention is that services to be provided by it, if any, are those usually or customarily rendered in connection with the rental of space, and therefore, providing these services will not cause the rents received with respect to the properties to fail to qualify as rents from real property for purposes of the 75% Gross Income Test (and the 95% Gross Income Test described below). The ARCP Board intends to hire qualifying independent contractors or to utilize ARCP’s TRSs to render services which it believes, after consultation with ARCP’s tax advisors, are not usually or customarily rendered in connection with the rental of space.

In addition, ARCP has represented that, with respect to its leasing activities, ARCP will not (1) charge rent for any property that is based in whole or in part on the income or profits of any person (excluding rent based on a percentage of receipts or sales, as described above), (2) charge rent that will be attributable to personal property in an amount greater than 15% of the total rent received under the applicable lease, or (3) enter into any lease with a related party tenant.

Amounts received as rent from a TRS are not excluded from rents from real property by reason of the related party rules described above, if the activities of the TRS and the nature of the properties it leases meet certain requirements, and if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the TRS are substantially comparable to rents paid by ARCP’s other tenants for comparable space. Whether rents paid by a TRS are substantially comparable to rents paid by other tenants is determined at the time the lease with the TRS is entered into, extended, and modified, if such modification increases the rents due under such lease. The TRSs will pay regular corporate tax rates on any income they earn. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT’s tenants whose terms are not on an arm’s-length basis.

Interest Income.  It is possible that ARCP will be paid interest on loans secured by real property. All interest income qualifies under the 95% Gross Income Test, and interest on loans secured by real property qualifies under the 75% Gross Income Test; provided, that in both cases, the interest does not depend, in whole or in part, on the income or profits of any person (excluding amounts based on a fixed percentage of receipts or sales). If a loan is secured by both real property and other property, the interest on it may nevertheless qualify under the 75% Gross Income Test if the amount of the loan does not exceed the fair market value of the real property at the time of the loan commitment. All of ARCP’s loans secured by real property are intended to be structured this way. Therefore, income generated through any investments in loans secured by real property should be treated as qualifying income under the 75% Gross Income Test.

Dividend Income.  ARCP may receive distributions from TRSs or other corporations that are not REITs or qualified REIT subsidiaries. These distributions are generally classified as dividends to the extent of the earnings and profits of the distributing corporation. Such distributions generally constitute qualifying income for purposes of the 95% Gross Income Test, but not the 75% Gross Income Test. Any dividends received by ARCP from a REIT will be qualifying income for purposes of both the 95% and 75% Gross Income Tests.

ARCP will monitor the amount of the dividend and other income from its TRSs and will take actions intended to keep this income, and any other nonqualifying income, within the limitations of the Gross Income Tests. Although ARCP intends to take these actions to prevent a violation of the Gross Income Tests, ARCP cannot guarantee that such actions will in all cases prevent such a violation.

Foreclosure Property.  Foreclosure property is real property and any personal property incident to such real property (1) that is acquired by a REIT as a result of the REIT having bid on the property at foreclosure or having otherwise reduced the property to ownership or possession by agreement or process of law after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property, (2) for which the related loan or lease was acquired by the REIT at a time when default was not imminent or anticipated and (3) for which such REIT makes a proper election to treat the property as foreclosure property. REITs generally are subject to tax at the maximum U.S. federal corporate tax rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% Gross Income Test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property in the hands of the selling REIT. If ARCP believes it will receive any income from foreclosure property that is not qualifying income for purposes of the 75% Gross Income Test, ARCP intends to elect to treat the related property as foreclosure property.

Satisfaction of the Gross Income Tests.  ARCP’s share of income from the properties primarily will give rise to rental income and gains on sales of the properties, substantially all of which generally will qualify under the 75% Gross Income and 95% Gross Income Tests. However, ARCP may establish a TRS in order to engage on a limited basis in acquiring and promptly reselling short- and medium-term lease assets for immediate gain. The gross income generated by its TRS would not be included in ARCP’s gross income. However, any dividends from ARCP’s TRS to ARCP would be included in ARCP’s gross income and qualify for the 95% Gross Income Test, but not the 75% Gross Income Test.

If ARCP fails to satisfy either the 75% Gross Income or 95% Gross Income Tests for any taxable year, it may retain its qualification as a REIT for such year if it satisfies the IRS that (1) the failure was due to reasonable cause and not due to willful neglect, (2) ARCP attaches to its return a schedule describing the nature and amount of each item of its gross income, and (3) any incorrect information on such schedule was not due to fraud with intent to evade U.S. federal income tax. If this relief provision is available, ARCP would remain subject to tax equal to the greater of the amount by which it failed the 75% Gross Income Test or the 95% Gross Income Test, as applicable, multiplied by a fraction meant to reflect its profitability.

Annual Distribution Requirements

In addition to the other tests described above, ARCP is required to distribute dividends (other than capital gain dividends) to its stockholders each year in an amount at least equal to the excess of: (1) the sum of: (a) 90% of its REIT taxable income (determined without regard to the deduction for dividends paid and by excluding any net capital gain); and (b) 90% of the net income (after tax) from foreclosure property; less (2) the sum of some types of items of non-cash income. Whether sufficient amounts have been distributed is based on amounts paid in the taxable year to which they relate, or in the following taxable year if ARCP: (1) declared a dividend before the due date of its tax return (including extensions); (2) distributes the dividend within the 12-month period following the close of the taxable year (and not later than the date of the first regular dividend payment made after such declaration); and (3) files an election with its tax return. Additionally, dividends that ARCP declares in October, November or December in a given year payable to stockholders of record in any such month will be treated as having been paid on December 31st of that year so long as the dividends are actually paid during January of the following year. In order for distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide ARCP with a REIT-level tax deduction, the distributions must not be “preferential dividends.” A dividend is not a preferential dividend if the distribution is (1) pro rata among all outstanding shares of stock within a particular class, and (2) in accordance with the preferences among different classes of stock as set forth in ARCP’s organizational documents. However, distributions in excess of a REIT’s current and accumulated earnings and profits will constitute a return of capital, to the extent of a shareholder’s adjusted U.S. federal income tax basis in its shares, and then capital gain, not a dividend. If ARCP fails to meet the annual distribution requirements as a result of an adjustment to its U.S. federal income tax return by the IRS, or under certain other circumstances, ARCP may cure the failure by paying a “deficiency dividend” (plus penalties and interest to the IRS) within a specified period.

If ARCP does not distribute 100% of its REIT taxable income, it will be subject to U.S. federal income tax on the undistributed portion. ARCP also will be subject to an excise tax if it fails to currently distribute sufficient income. In order to make the “required distribution” with respect to a calendar year and avoid the excise tax, ARCP must distribute the sum of (1) 85% of its REIT ordinary income for the calendar year, (2) 95% of its REIT capital gain net income for the calendar year, and (3) the excess, if any, of the grossed up required distribution (as defined in the Code) for the preceding calendar year over the distributed amount for that preceding calendar year. Any excise tax liability would be equal to 4% of the difference between the amount required to be distributed and the amount actually distributed and would not be deductible by ARCP.

ARCP intends to pay sufficient dividends each year to satisfy the annual distribution requirements and avoid U.S. federal income and excise taxes on its earnings; however, it may not always be possible to do so. It is possible that ARCP may not have sufficient cash or other liquid assets to meet the annual distribution requirements due to tax accounting rules and other timing differences. Other potential sources of non-cash taxable income include:

•	“residual interests” in REMICs or taxable mortgage pools;
•	loans or mortgage-backed securities held as assets that are issued at a discount and require the accrual of taxable economic interest in advance of receipt in cash; and
•	loans on which the borrower is permitted to defer cash payments of interest, distressed loans on which ARCP may be required to accrue taxable interest income even though the borrower is unable to make current servicing payments in cash, and debt securities purchased at a discount.

ARCP will closely monitor the relationship between its REIT taxable income and cash flow, and if necessary to comply with the annual distribution requirements, will attempt to borrow funds to fully provide the necessary cash flow or to pay dividends in the form of taxable in-kind distributions of property, including taxable stock dividends.

Failure to Qualify

If ARCP fails to continue to qualify, for U.S. federal income tax purposes, as a REIT in any taxable year, it may be eligible for relief provisions if the failures are due to reasonable cause and not willful neglect and if a penalty tax is paid with respect to each failure to satisfy the applicable requirements. If the applicable relief provisions are not available or cannot be met, ARCP will not be able to deduct its dividends and will be subject to U.S. federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates, thereby reducing cash available for distributions. In such event, all distributions to ARCP stockholders (to the extent of its current and accumulated earnings and profits) will be taxable as ordinary dividend income. This “double taxation” results from its failure to continue to qualify as a REIT.

Unless entitled to relief under specific statutory provisions, ARCP will not be eligible to elect REIT qualification for the four taxable years following the year during which qualification was lost.

Recordkeeping Requirements

ARCP is required to maintain records and request on an annual basis information from specified stockholders. These requirements are designed to assist it in determining the actual ownership of its outstanding stock and maintaining its qualification as a REIT.

Prohibited Transactions

As discussed above, ARCP will be subject to a 100% U.S. federal income tax on any net income derived from “prohibited transactions.” Net income derived from prohibited transactions arises from the sale or exchange of property held for sale to customers in the ordinary course of business which is not foreclosure property. There is an exception to this rule for the sale of property that:

•	is a real estate asset under the 75% Asset Test;
•	generally has been held for at least two years;
•	has aggregate expenditures which are includable in the basis of the property not in excess of 30% of the net selling price;
•	in some cases, was held for production of rental income for at least two years;
•	in some cases, substantially all of the marketing and development expenditures were made through an independent contractor; and
•	when combined with other sales in the year, either does not cause the REIT to have made more than seven sales of property during the taxable year (excluding sales of foreclosure property or in connection with an involuntary conversion) or occurs in a year when the REIT disposes of less than 10% of its assets (measured by U.S. federal income tax basis or fair market value, and ignoring involuntary dispositions and sales of foreclosure property).

Although ARCP may eventually sell each of the properties, ARCP’s primary intention in acquiring and operating the properties is the production of rental income and it does not expect to hold any property for sale to customers in the ordinary course of its business. The 100% tax will not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate income tax rates. As a general matter, any condominium conversions ARCP might undertake must satisfy these restrictions to avoid being “prohibited transactions,” which will limit the annual number of transactions. See “— Ownership of Interests in TRSs.”

Characterization of Property Leases

ARCP has acquired and intends to acquire and own commercial properties subject to net leases. ARCP has structured and currently intends to structure its leases so that they qualify as true leases for U.S. federal income tax purposes. For example, with respect to each lease, ARCP generally expects that:

•	the ARCP OP and the lessee will intend for their relationship to be that of a lessor and lessee, and such relationship will be documented by a lease agreement;
•	the lessee will have the right to exclusive possession and use and quiet enjoyment of the properties covered by the lease during the term of the lease;
•	the lessee will bear the cost of, and will be responsible for, day-to-day maintenance and repair of the properties other than the cost of certain capital expenditures, and will dictate through the property managers, who will work for the lessee during the terms of the leases, and how the properties will be operated and maintained;
•	the lessee will bear all of the costs and expenses of operating the properties, including the cost of any inventory used in their operation, during the term of the lease, other than the cost of certain furniture, fixtures and equipment, and certain capital expenditures;

•	the lessee will benefit from any savings and will bear the burdens of any increases in the costs of operating the properties during the term of the lease;
•	in the event of damage or destruction to a property, the lessee will be at economic risk because it will bear the economic burden of the loss in income from operation of the properties subject to the right, in certain circumstances, to terminate the lease if the lessor does not restore the property to its prior condition;
•	the lessee will indemnify the lessor against all liabilities imposed on the lessor during the term of the lease by reason of (A) injury to persons or damage to property occurring at the properties or (B) the lessee’s use, management, maintenance or repair of the properties;
•	the lessee will be obligated to pay, at a minimum, substantial base rent for the period of use of the properties under the lease;
•	the lessee will stand to incur substantial losses or reap substantial gains depending on how successfully it, through the property managers, who work for the lessees during the terms of the leases, operates the properties;
•	ARCP expects that each lease that ARCP enters into, at the time ARCP enters into it (or at any time that any such lease is subsequently renewed or extended) will enable the tenant to derive a meaningful profit, after expenses and taking into account the risks associated with the lease, from the operation of the properties during the term of its leases; and
•	upon termination of each lease, the applicable property will be expected to have a remaining useful life equal to at least 20% of its expected useful life on the date the lease is entered into, and a fair market value equal to at least 20% of its fair market value on the date the lease was entered into.

If, however, the IRS were to recharacterize ARCP’s leases as service contracts, partnership agreements or otherwise, rather than true leases, or disregard the leases altogether for tax purposes, all or part of the payments that ARCP receives from the lessees would not be considered rent and might not otherwise satisfy the various requirements for qualification as “rents from real property.” In that case, ARCP would not be able to satisfy either the 75% or 95% Gross Income Tests and, as a result, could lose its REIT qualification.

Tax Aspects of Investments in Partnerships

General.  ARCP currently holds and anticipates holding direct or indirect interests in one or more partnerships, including the ARCP OP, which will include the ARCT IV OP after the effective time of the mergers. All references herein to the ARCP OP that relate to the period after the effective time of the mergers are to the merged partnership, that includes the ARCT IV OP, as the context requires. ARCP operates as an Umbrella Partnership REIT, or UPREIT, which is a structure whereby ARCP owns a direct interest in the ARCP OP, and the ARCP OP, in turn, owns the properties and may possibly own interests in other non-corporate entities that own properties. Such non-corporate entities would generally be organized as limited liability companies, partnerships or trusts and would either be disregarded for U.S. federal income tax purposes (if the ARCP OP were the sole owner) or treated as partnerships for U.S. federal income tax purposes.

The following is a summary of the U.S. federal income tax consequences of ARCP’s investment in the ARCP OP if the ARCP OP is treated as a partnership for U.S. federal income tax purposes. This discussion should also generally apply to any investment by ARCP in a property partnership or other non-corporate entity.

A partnership (that is not a publicly traded partnership taxed as a corporation) is not subject to tax as an entity for U.S. federal income tax purposes. Rather, partners are allocated their allocable share of the items of income, gain, loss, deduction and credit of the partnership, and are potentially subject to tax thereon, without regard to whether the partners receive any distributions from the partnership. ARCP is required to take into account its allocable share of the foregoing items for purposes of the various REIT gross income and asset tests, and in the computation of its REIT taxable income and U.S. federal income tax liability. Further, there can be no assurance that distributions from the ARCP OP will be sufficient to pay the tax liabilities resulting from an investment in the ARCP OP.

Generally, an entity with two or more members formed as a partnership or limited liability company under state law will be taxed as a partnership for U.S. federal income tax purposes unless it specifically elects otherwise. Because the ARCP OP was formed as a partnership under state law, for U.S. federal income tax purposes, the ARCP OP will be treated as a partnership, if it has two or more partners, or a disregarded entity, if it is treated as having one partner. ARCP intends that interests in the ARCP OP (and any partnership invested in by the ARCP OP) will fall within one of the “safe harbors” for the partnership to avoid being classified as a publicly traded partnership. However, ARCP’s ability to satisfy the requirements of some of these safe harbors depends on the results of actual operations and accordingly no assurance can be given that any such partnership will at all times satisfy one of such safe harbors. ARCP reserves the right to not satisfy any safe harbor. Even if a partnership is a publicly traded partnership, it generally will not be treated as a corporation if at least 90% of its gross income each taxable year is from certain sources, which generally include rents from real property and other types of passive income. ARCP believes that the ARCP OP has had and will have sufficient qualifying income so that it would be taxed as a partnership, even if it were treated as a publicly traded partnership.

If for any reason the ARCP OP (or any partnership invested in by the ARCP OP) is taxable as a corporation for U.S. federal income tax purposes, the character of ARCP’s assets and items of gross income would change, and as a result, ARCP would most likely be unable to satisfy the applicable REIT requirements under U.S. federal income tax laws discussed above. In addition, any change in the status of any partnership may be treated as a taxable event, in which case ARCP could incur a tax liability without a related cash distribution. Further, if any partnership was treated as a corporation, items of income, gain, loss, deduction and credit of such partnership would be subject to corporate income tax, and the partners of any such partnership would be treated as stockholders, with distributions to such partners being treated as dividends.

Anti-abuse Treasury Regulations have been issued under the partnership provisions of the Code that authorize the IRS, in some abusive transactions involving partnerships, to disregard the form of a transaction and recast it as it deems appropriate. The anti-abuse regulations apply where a partnership is utilized in connection with a transaction (or series of related transactions) with a principal purpose of substantially reducing the present value of the partners’ aggregate U.S. federal tax liability in a manner inconsistent with the intent of the partnership provisions. The anti-abuse regulations contain an example in which a REIT contributes the proceeds of a public offering to a partnership in exchange for a general partnership interest. The limited partners contribute real property assets to the partnership, subject to liabilities that exceed their respective aggregate bases in such property. The example concludes that the use of the partnership is not inconsistent with the intent of the partnership provisions, and thus, cannot be recast by the IRS. However, the anti-abuse regulations are extraordinarily broad in scope and are applied based on an analysis of all the facts and circumstances. As a result, ARCP cannot assure holders of its common stock that the IRS will not attempt to apply the anti-abuse regulations to ARCP. Any such action could potentially jeopardize ARCP’s qualification as a REIT and materially affect the tax consequences and economic return resulting from an investment in ARCP.

Income Taxation of Partnerships and their Partners.  Although a partnership agreement generally will determine the allocation of a partnership’s income and losses among the partners, such allocations may be disregarded for U.S. federal income tax purposes under Code Section 704(b) and the Treasury Regulations. If any allocation is not recognized for U.S. federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ economic interests in the partnership. ARCP believes that the allocations of taxable income and loss in the ARCP OP agreement comply with the requirements of Code Section 704(b) and the Treasury Regulations.

In some cases, special allocations of net profits or net losses will be required to comply with the U.S. federal income tax principles governing partnership tax allocations. Additionally, pursuant to Code Section 704(c), income, gain, loss and deduction attributable to property contributed to the ARCP OP in exchange for units must be allocated in a manner so that the contributing partner is charged with, or benefits from, the unrealized gain or loss attributable to the property at the time of contribution. The amount of such unrealized gain or loss is generally equal to the difference between the fair market value and the adjusted basis of the property at the time of contribution. These allocations are designed to eliminate book-tax differences by allocating to contributing partners lower amounts of depreciation deductions and increased taxable income and gain attributable to the contributed property than would ordinarily be the case for economic or book purposes. With respect to any property purchased by the ARCP OP, such property generally will have an initial tax basis equal to its fair market value, and accordingly, Code Section 704(c) will not apply, except as described further below in this paragraph. The application of the principles of Code Section 704(c) in tiered partnership arrangements is not entirely clear. Accordingly, the IRS may assert a different allocation method than the one selected by the ARCP OP to cure any book-tax differences. In certain circumstances, ARCP creates book-tax differences by adjusting the values of properties for economic or book purposes and generally the rules of Code Section 704(c) would apply to such differences as well.

For U.S. federal income tax purposes, ARCP’s depreciation deductions generally will be computed using the straight-line method. Commercial buildings, structural components and improvements are generally depreciated over 40 years. Shorter depreciation periods apply to other properties. Some improvements to land are depreciated over 15 years. With respect to such improvements, however, taxpayers may elect to depreciate these improvements over 20 years using the straight-line method. For properties contributed to the ARCP OP, depreciation deductions are calculated based on the transferor’s basis and depreciation method. Because depreciation deductions are based on the transferor’s basis in the contributed property, the ARCP OP generally would be entitled to less depreciation than if the properties were purchased in a taxable transaction. The burden of lower depreciation generally will fall first on the contributing partner, but also may reduce the depreciation allocated to other partners.

Gain on the sale or other disposition of depreciable property is characterized as ordinary income (rather than capital gain) to the extent of any depreciation recapture. Buildings and improvements depreciated under the straight-line method of depreciation are generally not subject to depreciation recapture unless the property was held for less than one year. However, individuals, trusts and estates that hold shares either directly or through a pass-through entity may be subject to tax on the disposition of such assets at a rate of 25% rather than at the normal capital gains rate, to the extent that such assets have been depreciated.

Some expenses incurred in the conduct of the ARCP OP’s activities may not be deducted in the year they were paid. To the extent this occurs, the taxable income of the ARCP OP may exceed its cash receipts for the year in which the expense is paid. As discussed above, the costs of acquiring properties must generally be recovered through depreciation deductions over a number of years. Prepaid interest and loan fees, and prepaid management fees are other examples of expenses that may not be deducted in the year they were paid.

Taxation of U.S. Stockholders

Taxation of Taxable U.S. Stockholders.  As long as ARCP qualifies as a REIT, distributions paid to U.S. Stockholders of ARCP common stock and Series F Preferred Stock out of current or accumulated earnings and profits (and not designated as capital gain dividends or qualified dividend income) will be ordinary income. Distributions in excess of current and accumulated earnings and profits are treated first as a return of capital to the U.S. Stockholder, reducing the U.S. Stockholder’s tax basis in his, her or its common stock by the amount of such distribution, and then as capital gain. Because ARCP’s earnings and profits are reduced for depreciation and other non-cash items, it is possible that a portion of each distribution will constitute a return of capital. Additionally, because distributions in excess of earnings and profits reduce the U.S. Stockholder’s basis in ARCP’s stock, this will increase the U.S. Stockholder’s gain, or reduce the U.S. Stockholder’s loss, on any subsequent sale of the stock.

Distributions that are designated as capital gain dividends will be taxed as long-term capital gain to the extent they do not exceed ARCP’s actual net capital gain for the taxable year, without regard to the period for which the U.S. Stockholder that receives such distribution has held its stock. However, corporate stockholders may be required to treat up to 20% of some types of capital gain dividends as ordinary income. ARCP also may decide to retain, rather than distribute, its net capital gain and pay any tax thereon. In such instances, U.S. Stockholders would include their proportionate shares of such gain in income as long-term capital gain, receive a credit on their returns for their proportionate share of its tax payments, and increase the tax basis of their shares of stock by the after-tax amount of such gain.

With respect to U.S. Stockholders who are taxed at the rates applicable to individuals, ARCP may elect to designate a portion of its distributions paid to such U.S. Stockholders as “qualified dividend income.” A portion of a distribution that is properly designated as qualified dividend income is taxable to non-corporate

U.S. Stockholders as capital gain; provided, that the U.S. Stockholder has held the common stock with respect to which the distribution is made for more than 60 days during the 121 day period beginning on the date that is 60 days before the date on which such common stock became ex-dividend with respect to the relevant distribution. The maximum amount of ARCP’s distributions eligible to be designated as qualified dividend income for a taxable year is equal to the sum of:

(1)	the qualified dividend income received by ARCP during such taxable year from C corporations (including any TRSs);
(2)	the excess of any “undistributed” REIT taxable income recognized during the immediately preceding year over the U.S. federal income tax paid by ARCP with respect to such undistributed REIT taxable income; and
(3)	the excess of any income recognized during the immediately preceding year attributable to the sale of a built-in-gain asset that was acquired in a carry-over basis transaction from a non-REIT corporation or had appreciated at the time ARCP’s REIT election became effective over the U.S. federal income tax paid by ARCP with respect to such built-in gain.

Generally, dividends that ARCP receives will be treated as qualified dividend income for purposes of (1) above if the dividends are received from a regular, domestic C corporation, such as any TRSs, and specified holding period and other requirements are met.

Dividend income is characterized as “portfolio” income under the passive loss rules and cannot be offset by a stockholder’s current or suspended passive losses. Corporate stockholders cannot claim the dividends-received deduction for such dividends unless ARCP loses its REIT qualification. Although U.S. Stockholders generally will recognize taxable income in the year that a distribution is received, any distribution ARCP declares in October, November or December of any year and is payable to a U.S. Stockholder of record on a specific date in any such month will be treated as both paid by ARCP and received by the U.S. Stockholder on December 31st of the year it was declared even if paid by ARCP during January of the following calendar year. Because ARCP is not a pass-through entity for U.S. federal income tax purposes, U.S. Stockholders may not use any of ARCP’s operating or capital losses to reduce their tax liabilities.

ARCP has the ability to declare a large portion of a dividend in shares of its stock. As long as a portion of such dividend is paid in cash (which portion can be as low as 20%) and certain requirements are met, the entire distribution will be treated as a dividend for U.S. federal income tax purposes. As a result, U.S. Stockholders will be taxed on 100% of the dividend in the same manner as a cash dividend, even though most of the dividend was paid in shares of ARCP’s stock. In general, any dividend on shares of ARCP’s preferred stock will be taxable as a dividend, regardless of whether any portion is paid in stock.

In general, the sale of ARCP’s common stock or Series F Preferred Stock held for more than 12 months will produce long-term capital gain or loss. All other sales will produce short-term gain or loss. In each case, the gain or loss is equal to the difference between the amount of cash and fair market value of any property received from the sale and the U.S. Stockholder’s basis in the ARCP common stock or Series F Preferred Stock sold. However, any loss from a sale or exchange of ARCP common stock or Series F Preferred Stock by a U.S. Stockholder who has held such stock for six months or less generally will be treated as a long-term capital loss, to the extent that the U.S. Stockholder treated ARCP’s distributions as long-term capital gain. The use of capital losses is subject to limitations.

Currently, the maximum tax rate applicable to individuals and certain other noncorporate taxpayers on net capital gain recognized on the sale or other disposition of shares is 20%, and the maximum marginal tax rate payable by them on dividends received from corporations that are subject to a corporate level of tax has been reduced. Except in limited circumstances, as discussed above with respect to “qualified dividend income,” this reduced tax rate will not apply to dividends paid by ARCP.

Cost Basis Reporting.  U.S. federal income tax information reporting rules may apply to certain transactions in ARCP’s shares. Where such rules apply, the “cost basis” calculated for the shares involved will be reported to the IRS and to U.S. Stockholders. Generally these rules apply to all shares purchased, including those purchased through a distribution reinvestment plan. For “cost basis” reporting purposes, a

U.S. Stockholder may identify by lot the shares that he, she, or it transfers or that are redeemed, but if such U.S. Stockholder does not timely notify ARCP of such U.S. Stockholder’s election, ARCP will identify the shares that are transferred or redeemed on a “first in/first out” basis. Any shares purchased in a distribution reinvestment plan are also eligible for the “average cost” basis method, should a U.S. Stockholder so elect.

Information reporting (transfer statements) on other transactions may also be required under these rules. Generally, these reports are made for certain transactions. Transfer statements are issued between “brokers” and are not issued to the IRS or to U.S. Stockholders.

Stockholders should consult their tax advisors regarding the consequences of these rules.

Taxation of Tax-Exempt Stockholders.  U.S. tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their unrelated business taxable income, or UBTI. While many investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, ARCP’s distributions to a U.S. Stockholder that is a domestic tax-exempt entity should not constitute UBTI unless such U.S. Stockholder borrows funds (or otherwise incurs acquisition indebtedness within the meaning of the Code) to acquire its shares of common stock, or the shares of common stock are otherwise used in an unrelated trade or business of the tax-exempt entity. Furthermore, part or all of the income or gain recognized with respect to ARCP’s stock held by certain domestic tax-exempt entities including social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal service plans (all of which are exempt from U.S. federal income taxation under Code Sections 501(c)(7), (9), (17) or (20)), may be treated as UBTI.

Special rules apply to the ownership of REIT shares by some tax-exempt pension trusts. If ARCP would be “closely-held” (discussed above with respect to the share ownership tests) because the stock held by tax-exempt pension trusts was viewed as being held by the trusts rather than by their respective beneficiaries, tax-exempt pension trusts owning more than 10% by value of ARCP’s stock may be required to treat a percentage of ARCP’s dividends as UBTI. This rule applies if: (1) at least one tax-exempt pension trust owns more than 25% by value of ARCP’s shares, or (2) one or more tax-exempt pension trusts (each owning more than 10% by value of ARCP’s shares) hold in the aggregate more than 50% by value of ARCP’s shares. The percentage treated as UBTI is ARCP’s gross income (less direct expenses) derived from an unrelated trade or business (determined as if ARCP were a tax-exempt pension trust) divided by ARCP’s gross income from all sources (less direct expenses). If this percentage is less than 5%, however, none of the dividends will be treated as UBTI. Because of the restrictions in ARCP’s charter regarding the ownership concentration of its common stock, ARCP believes that a tax-exempt pension trust should not become subject to these rules. However, because ARCP’s shares of common stock may be publicly traded, ARCP can give no assurance of this.

Prospective tax-exempt purchasers should consult their own tax advisors and financial planners as to the applicability of these rules and consequences to their particular circumstances.

Backup Withholding and Information Reporting.  ARCP will report to its U.S. Stockholders and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. Under the backup withholding rules, a U.S. Stockholder may be subject to backup withholding at the current rate of 28% with respect to dividends paid, unless the U.S. Stockholder (1) is a corporation or comes within other exempt categories and, when required, demonstrates this fact or (2) provides a taxpayer identification number or social security number, certifies under penalties of perjury that such number is correct and that such U.S. Stockholder is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Stockholder that does not provide his, her or its correct taxpayer identification number or social security number may also be subject to penalties imposed by the IRS. In addition, ARCP may be required to withhold a portion of capital gain distribution to any U.S. Stockholder who fails to certify its non-foreign status.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such U.S. Stockholder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Medicare Tax

Certain net investment income earned by U.S. citizens and resident aliens and certain estates and trusts for taxable years beginning after December 31, 2012 is subject to a 3.8% Medicare tax. Net investment income includes, among other things, dividends on and capital gains from the sale or other disposition of shares of stock. Holders of shares of our stock should consult their tax advisors regarding the effect, if any, of this tax on their ownership and disposition of such shares.

Foreign Accounts

Withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as specially defined in the Code) and certain other non-U.S. entities. A withholding tax of 30% generally will be imposed on dividends on, and gross proceeds from the sale or other disposition of, our common stock paid to (a) a foreign financial institution unless such foreign financial institution agrees to verify, report and disclose its U.S. accountholders and meets certain other specified requirements or (b) a non-financial foreign entity that is the beneficial owner of the payment unless such entity certifies that it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner and such entity meets certain other specified requirements. Applicable Treasury Regulations and IRS guidance provide that these rules generally will apply to payments of dividends on our common stock made after June 30, 2014 and generally will apply to payments of gross proceeds from a sale or other disposition of our common stock after December 31, 2016. We will not pay any additional amounts in respect of any amounts withheld. U.S. Stockholders are encouraged to consult their tax advisors regarding the particular consequences to them of this legislation and guidance.

Other Tax Considerations

State, Local and Foreign Taxes.  ARCP and its stockholders may be subject to state, local or foreign taxation in various jurisdictions, including those in which ARCP transacts business or reside. ARCP’s and its stockholder’s state, local and foreign tax treatment may not conform to the U.S. federal income tax consequences discussed above. Any foreign taxes incurred by ARCP would not pass through to stockholders as a credit against their U.S. federal income tax liability. Stockholders should consult their own tax advisors and financial planners regarding the effect of state, local and foreign tax laws on an investment in the shares of ARCP securities.

Legislative Proposals.  Stockholders should recognize that ARCP’s and such stockholder’s present U.S. federal income tax treatment may be modified by legislative, judicial or administrative actions at any time, which may be retroactive in effect. The rules dealing with U.S. federal income taxation are constantly under review by Congress, the IRS and the Treasury Department, and statutory changes as well as promulgation of new regulations, revisions to existing statutes, and revised interpretations of established concepts occur frequently. ARCP is not currently aware of any pending legislation that would materially affect its or your taxation as described in this proxy statement/prospectus. Stockholders should consult their advisors concerning the status of legislative proposals that may pertain to a purchase of ARCP’s securities.

THE MERGER AGREEMENT

This section of this proxy statement/prospectus describes the material provisions of the merger agreement, which is attached as Annex A to this proxy statement/prospectus and is incorporated herein by reference, and the amendments to the merger agreement which are attached as Annex D and Annex E to this proxy statement/prospectus and are incorporated herein by reference. As a stockholder, you are not a third party beneficiary of the merger agreement and therefore you may not directly enforce any of its terms and conditions.

This summary may not contain all of the information about the merger agreement that is important to you. ARCP and ARCT IV urge you to carefully read the full text of the merger agreement because it is the legal document that governs the merger. The merger agreement is not intended to provide you with any factual information about ARCP or ARCT IV. In particular, the assertions embodied in the representations and warranties contained in the merger agreement (and summarized below) are qualified by information each of ARCP and ARCT IV filed with the SEC prior to the effective date of the merger agreement, as well as by certain disclosure letters each of the parties delivered to the other in connection with the signing of the merger agreement, that modify, qualify and create exceptions to the representations and warranties set forth in the merger agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may apply contractual standards of materiality in a way that is different from what may be viewed as material by investors or that is different from standards of materiality generally applicable under the U.S. federal securities laws or may not be intended as statements of fact, but rather as a way of allocating risk among the parties to the merger agreement. The representations and warranties and other provisions of the merger agreement and the description of such provisions in this document should not be read alone but instead should be read in conjunction with the other information contained in the reports, statements and filings that each of ARCP and ARCT IV file with the SEC and the other information in this proxy statement/prospectus. See “Where You Can Find More Information; Incorporation by Reference” beginning on page 180.

ARCP and ARCT IV acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, each of them is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this proxy statement/prospectus not misleading.

Form, Effective Time and Consummation of the Merger and the Partnership Merger

The merger agreement provides for the merger of ARCT IV with and into Merger Sub, upon the terms and subject to the conditions set forth in the merger agreement. Merger Sub will be the surviving entity in the merger and, following completion of the merger, will continue to exist under the name Thunder Acquisition, LLC as a direct wholly owned subsidiary of the ARCP OP. The merger agreement also provides for the merger of the ARCT IV OP with and into the ARCP OP upon the terms and subject to the conditions set forth in the merger agreement. The ARCP OP will be the surviving entity in the partnership merger and, following the completion of the partnership merger, will continue to exist under the name, ARC Properties Operating Partnership, L.P. The merger will become effective upon the later of the time of filing of articles of merger with, and acceptance for record of articles of merger by, the State Department of Assessments and Taxation of the State of Maryland and the filing of a certificate of merger with the Secretary of State of the State of Delaware or at a later date and time agreed to by ARCP and ARCT IV and specified in the articles of merger and certificate of merger. The partnership merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at a later date and time agreed to by the ARCP OP and the ARCT IV OP and specified in the partnership certificate of merger.

The merger agreement provides that the consummation of the merger will take place on the third business day following the date on which the last of the conditions to consummation of the merger (described under “The Merger Agreement — Conditions to Completion of the Mergers”) have been satisfied or waived (other than the conditions that by their terms are to be satisfied at the consummation of the merger, but subject to the satisfaction or waiver of those conditions).

Consideration to be Received in the Merger

Merger Consideration

If the merger is completed, each share of ARCT IV common stock (other than shares of ARCT IV common stock owned by any wholly owned subsidiary of ARCT IV, ARCP or any subsidiary of ARCP, which will be cancelled) will be cancelled and converted into the right to receive per share, (1) $9.00 in cash; (2) 0.5190 of a share, or the Common Exchange Ratio, of common stock of ARCP, par value $0.01 per share; and (3) 0.5937 of a share, or the Preferred Exchange Ratio, of Series F Preferred Stock Series F Preferred Stock.

Instead of fractional shares, ARCT IV stockholders will receive cash, without interest, in an amount equal (a) in the case of ARCP common stock; the product of (i) such fractional part of a share of ARCP common stock, multiplied by (ii) the per share closing price of ARCP’s common stock on the NASDAQ on the date of the closing of the mergers, as reported in the Wall Street Journal, and (b) in the case of Series F Preferred Stock; the product of (i) such fractional part of Series F Preferred Stock; multiplied by (ii) $25.00. In addition, in connection with the partnership merger, each outstanding ARCT IV OP Unit other than ARCT IV OP Units held by the ARCT IV Special Limited Partner and the ARCT IV Advisor, and each unit of equity ownership in the ARCT IV representing a general partner interest issued and outstanding immediately prior to the consummation of the partnership merger will be converted into the right to receive (i) $9.00 in cash, (ii) a number of ARCP OP Units equal to the Common Exchange Ratio and (iii) a number of validly issued preferred units designated by the ARCP OP as Series F Preferred Units equal to the Preferred Exchange Ratio, which we refer to as the partnership merger consideration. Such ARCP OP Units and Series F Preferred Units are redeemable after one year of issuance for shares of ARCP common stock on a one-to-one basis or cash, and Series F Preferred Stock on a one-to-one basis or cash, respectively, in each case, at the election of ARCP, as provided in the limited partnership agreement of the ARCP OP, as amended. The Series F Preferred Units will have rights and preferences substantially similar to the Series F Preferred Stock, which are described in “Description of ARCP Shares — Series F Cumulative Redeemable Preferred Stock.” The form of amendment to the limited partnership agreement of the ARCP OP reflecting the Series F Preferred Units and the rights and preferences thereof is included as Exhibit 4.2 to this registration statement. Upon the consummation of the partnership merger, (x) each Converted Company Unit (as defined in the merger agreement) will automatically be converted into 2.3961 ARCP OP Units and each issued and outstanding ARCT IV Class B Unit that was not converted into ARCT IV OP Units immediately prior to the consummation of the partnership merger will automatically be converted into 2.3961 Class B Units in the ARCP OP.

ARCP intends to pay for the cash portion of the merger consideration to ARCT IV stockholders using a combination of the following resources:

•	ARCT IV’s and ARCP’s available cash on hand; and
•	$1.7 billion of financing under ARCP’s credit facility (under which ARCP has undrawn commitments of $1.025 billion and which contains an “accordion” feature to allow ARCP, under certain circumstances, to increase the commitments thereunder by $800 million), borrowings under which will be subject to borrowing base availability.

Borrowings under ARCP’s credit facility are subject to customary conditions for these types of financings, including (a) the bring-down of ARCP’s representations and warranties, (b) no default existing, (c) timely notice by ARCP and (d) borrowing base availability. ARCP’s existing credit facility contains various customary covenants, including financial maintenance covenants with respect to maximum consolidated leverage, maximum secured recourse indebtedness, minimum fixed charge coverage, minimum borrowing base interest coverage, maximum secured leverage, minimum tangible net worth and maximum variable rate indebtedness. Any failure to comply with these financial maintenance covenants would constitute a default under ARCP’s existing credit facility, and would prevent further borrowings thereunder.

If additional commitments are obtained in connection with ARCP’s exercise of the “accordion” feature under the credit facility, such commitments likely will be subject to customary conditions, which may include, without limitation, (1) the completion of due diligence review of the assets, liabilities and properties of ARCP and its subsidiaries, and, to the extent such commitments will be utilized to fund a portion of the merger consideration, ARCT IV and its subsidiaries, (2) the absence of any change, occurrence or development that has had, or could reasonably be expected to result in, (x) a material adverse change in, or a material adverse effect on, the operations, business, assets, properties or liabilities of ARCP and its subsidiaries, and, to the extent such commitments will be utilized to fund a portion of the merger consideration, ARCT IV and its subsidiaries, or (y) a material impairment of the rights and remedies of the credit facility lenders and agents under the credit agreement for the credit facility and (3) to the extent any portion of such additional commitments are anticipated to be syndicated by the lenders providing such additional commitments, the absence of any material adverse change or material disruption in the loan syndication, financial, banking or capital markets that has impaired or could reasonably be expected to impair the syndication of such additional commitments.

Conversion of Shares; Surrendering ARCT IV Shares

The conversion of ARCT IV common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. In accordance with the merger agreement, ARCP will appoint an exchange agent to handle the payment and delivery of the merger consideration and the cash payments to be delivered in lieu of fractional shares. Upon proper surrender of a share of ARCT IV common stock for exchange and cancellation to the exchange agent, together with a properly completed and signed letter of transmittal (in the case of certificated shares of ARCT IV common stock), the holder of such share will be entitled to receive the merger consideration in respect of such share of ARCT IV common stock.

Letter of Transmittal

Promptly after the completion of the merger, the exchange agent will send a letter of transmittal to those persons who were ARCT IV stockholders of record at the effective time of the merger and hold certificated shares of ARCT IV common stock, if any. This mailing will contain instructions on how to effect the surrender of shares of ARCT IV common stock in exchange for the consideration that the holder of such shares is entitled to receive under the merger agreement. Upon proper surrender of a share for exchange and cancellation to the exchange agent, together with a properly completed and signed letter of transmittal, and delivery of any other documents specified in the letter of transmittal, the holder of such share will receive the merger consideration in accordance with the merger agreement.

Treatment of ARCT IV Restricted Stock

Immediately prior to the effective time of the merger, each then outstanding share of ARCT IV restricted stock will fully vest (and ARCT IV will be entitled to deduct and withhold the number of shares of ARCT IV common stock otherwise deliverable upon such acceleration to satisfy any applicable withholding taxes, assuming a fair market value of a share of ARCT IV common stock equal to the closing price of ARCT IV common stock on the last completed trading day immediately prior to the consummation of the merger). All shares of ARCT IV common stock then outstanding as a result of the full vesting of shares of ARCT IV restricted stock, and the satisfaction of any applicable withholding taxes, will have the right to receive per share; (1) $9.00 in cash; (2) 0.5190 of a share, or the Common Exchange Ratio, of ARCP common stock; and (3) 0.5937 of a share, or the Preferred Exchange Ratio, of Series F Preferred Stock.

Withholding

All payments under the merger agreement are subject to applicable withholding requirements.

Representations and Warranties

The merger agreement contains a number of representations and warranties made by ARCT IV and ARCT IV OP, on the one hand, and ARCP, the ARCP OP and Merger Sub, on the other hand. The representations and warranties were made by the parties as of the date of the merger agreement and do not survive the effective time of the merger. Certain of these representations and warranties are subject to specified exceptions and qualifications contained in the merger agreement, information each of ARCP and ARCT IV filed with the SEC prior to the effective date of the merger agreement or the disclosure letters delivered in connection therewith.

Representations and Warranties of ARCT IV and the ARCT IV OP

ARCT IV and the ARCT IV OP made representations and warranties in the merger agreement relating to, among other things:

•	corporate organization, valid existence, good standing and qualification to conduct business;
•	organizational documents;
•	capitalization;
•	due authorization, execution, delivery and validity of the merger agreement;
•	absence of any conflict with or violation of organizational documents or applicable laws, and the absence of any violation or breach of, or default or consent requirements under, certain agreements;
•	permits and compliance with law;
•	SEC filings, financial statements, and internal accounting controls;
•	disclosure documents to be filed with the SEC in connection with the merger;
•	absence of certain changes since December 31, 2012;
•	employee benefit plans;
•	labor and other employment-related matters;
•	material contracts;
•	litigation;
•	environmental matters;
•	intellectual property;
•	real property and leases;
•	tax matters, including qualification as a REIT;
•	insurance;
•	receipt of the opinion of BofA Merrill Lynch;
•	exemption of the merger from anti-takeover statutes;
•	stockholder vote required in connection with the merger and general partner consent required in connection with the partnership merger;
•	broker’s, finder’s and investment banker’s fees;
•	inapplicability of the Investment Company Act of 1940; and
•	affiliate transactions.

Representations and Warranties of ARCP, the ARCP OP and Merger Sub

ARCP, the ARCP OP and Merger Sub made representations and warranties in the merger agreement relating to, among other things:

•	corporate organization, valid existence, good standing and qualification to conduct business;
•	organizational documents;
•	capitalization;
•	due authorization, execution, delivery and validity of the merger agreement;
•	absence of any conflict with or violation of organizational documents or applicable laws, and the absence of any violation or breach of, or default or consent requirements under, certain agreements;

•	permits and compliance with law;
•	SEC filings, financial statements, and internal accounting controls;
•	disclosure documents to be filed with the SEC in connection with the merger;
•	absence of certain changes since December 31, 2012;
•	employee benefit plans;
•	labor and other employment-related matters;
•	material contracts;
•	litigation;
•	environmental matters;
•	intellectual property;
•	real property and leases;
•	tax matters, including qualification as a REIT;
•	insurance;
•	no stockholder vote is required in order to issue ARCP shares to ARCT IV stockholders in connection with the merger and general partner consent is the only vote required in connection with the partnership merger;
•	broker’s, finder’s and investment banker’s fees;
•	inapplicability of the Investment Company Act of 1940;
•	funds sufficient to consummate the transactions contemplated by the merger agreement;
•	ownership and prior activities of Merger Sub;
•	exemption of the merger from anti-takeover statutes; and
•	affiliate transactions.

Definition of “Material Adverse Effect”

Many of the representations of ARCT IV, the ARCT IV OP, ARCP, the ARCP OP and Merger Sub are qualified by a “material adverse effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, has not had and would not reasonably be expected to have a material adverse effect). For the purposes of the merger agreement, “material adverse effect” means any event, circumstance, change or effect (i) that is material and adverse to the business, assets, properties, liabilities, financial condition or results of operations of ARCT IV and its subsidiaries, taken as a whole, or ARCP and its subsidiaries, taken as a whole, as the case may be or (ii) that will, or would reasonably be expected to, prevent or materially impair the ability of ARCT IV, the ARCT IV OP, ARCP, the ARCP OP or Merger Sub, as the case may be, to consummate the merger before March 31, 2014. However, any event, circumstance, change or effect will not be considered a material adverse effect to the extent arising out of or resulting from the following:

•	any failure of ARCT IV or ARCP, as applicable, to meet any projections or forecasts or any decrease in the market price of ARCT IV common stock or ARCP common stock, as applicable (except any event, circumstance, change or effect giving rise to such failure or decrease is taken into account in determining whether there has been a material adverse effect);
•	any events, circumstances, changes or effects that affect the commercial real estate REIT industry generally;
•	any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates;

•	any changes in the legal or regulatory conditions;
•	the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage;
•	the negotiation, execution or announcement of the merger agreement, or the consummation or anticipation of the merger or other transactions contemplated by the merger agreement;
•	the taking of any action expressly required by, or the failure to take any action expressly prohibited by, the merger agreement, or the taking of any action at the written request or with the prior written consent of an executive officer of the other party;
•	earthquakes, hurricanes or other natural disasters;
•	any damage or destruction of any property that is substantially covered by insurance; or
•	changes in law or U.S. GAAP;

except to the extent, (i) in the case of the second, third, fourth, fifth and tenth bullet points above, that such changes do not disproportionately affect ARCT IV and its subsidiaries, taken as a whole, or ARCP and its subsidiaries, taken as a whole, as applicable, relative to other similarly situated participants in the commercial real estate REIT industry in the United States and (ii) in the case of the eighth bullet point above, that such changes do not disproportionately affect ARCT IV and its subsidiaries, taken as a whole, or ARCP and its subsidiaries, taken as a whole, as applicable, relative to other participants in the commercial real estate REIT industry in the geographic regions in which ARCT IV and its subsidiaries, or ARCP and its subsidiaries, as applicable, operate, own or lease properties.

Conditions to Completion of the Mergers

Mutual Closing Conditions

The obligation of each of ARCT IV, the ARCT IV OP, ARCP, the ARCP OP and Merger Sub to complete the mergers is subject to the satisfaction or waiver, at or prior to the effective time of the merger, of the following conditions:

•	approval of the merger and the other transactions contemplated by the merger agreement by ARCT IV stockholders;
•	the absence of any law or order by any governmental authority restricting, preventing or prohibiting the consummation of the mergers or otherwise restraining, enjoining, preventing, prohibiting or making illegal the acquisition of some or all of the shares of ARCT IV common stock by ARCP;
•	the Form S-4 will have been declared effective and no stop order suspending the effectiveness of the Form S-4 will have been issued; and
•	the shares of ARCP common stock and Series F Preferred Stock to be issued in connection with the merger will have been authorized for listing on the NASDAQ, subject to official notice of issuance.

Additional Closing Conditions for the Benefit of ARCP, the ARCP OP and Merger Sub

The obligation of ARCP, the ARCP OP and Merger Sub to complete the mergers is subject to the satisfaction or waiver, at or prior to the effective time, of the following additional conditions:

•	the accuracy in all material respects as of the date of the merger agreement and as of the effective time of the merger (or, in the case of representations and warranties that by their terms address matters only as of another specified date, as of that date) of certain representations and warranties made in the merger agreement by ARCT IV regarding ARCT IV’s organization and subsidiaries, certain aspects of its capital structure, corporate authority relative to the merger agreement, the fairness opinion from BofA Merrill Lynch, applicability of takeover statutes, the required stockholder vote to approve the merger and the other transactions contemplated by the merger agreement, brokers and the Investment Company Act of 1940;

•	the accuracy in all but de minimis respects as of the date of the merger agreement and as of the effective time of the merger (or, in the case of representations and warranties that by their terms address matters only as of another specified date, as of that date) of representations and warranties by ARCT IV regarding certain aspects of its capital stock;
•	the accuracy of all other representations and warranties made in the merger agreement by ARCT IV (disregarding any materiality or material adverse effect qualifications contained in such representations and warranties) as of the date of the merger agreement and as of the effective time of the merger (or, in the case of representations and warranties that by their terms address matters only as of another specified date, as of that date), except for any such inaccuracies that do not have and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on ARCT IV;
•	ARCT IV must have performed and complied in all material respects with the agreements and covenants required to be performed or complied with by it at or prior to the closing date;
•	receipt by ARCP of an officer’s certificate, dated as of the closing date and signed by ARCT IV’s chief executive officer or another senior officer on its behalf, certifying that the closing conditions described in the four preceding bullets have been satisfied;
•	no material adverse effect with respect to ARCT IV can have occurred, or reasonably be expected to occur, since July 1, 2013;
•	receipt by ARCP of an opinion dated as of the closing date from Proskauer Rose LLP regarding ARCT IV’s qualification and taxation as a REIT under the Code; and
•	receipt by ARCP of an affidavit of non-foreign status from ARCT IV that complies with the Treasury Regulations under Section 1445 of the Code and the use of commercially reasonable efforts by the ARCT IV OP to obtain and deliver to the ARCP OP similar affidavits from each partner of the ARCT IV OP.

Additional Closing Conditions for the Benefit of ARCT IV and the ARCT IV OP

The obligation of ARCT IV and the ARCT IV OP to complete the merger is subject to the satisfaction or waiver, at or prior to the effective time, of the following additional conditions:

•	the accuracy in all material respects as of the date of the merger agreement and as of the effective time of the merger (or, in the case of representations and warranties that by their terms address matters only as of another specified date, as of that date) of certain representations and warranties made in the merger agreement by ARCP regarding ARCP’s organization and subsidiaries, certain aspects of its capital structure, corporate authority relative to the merger agreement, brokers, applicability of the Investment Company Act of 1940 and applicability of takeover statutes;
•	the accuracy in all but de minimis respects as of the date of the merger agreement and as of the effective time of the merger (or, in the case of representations and warranties that by their terms address matters only as of another specified date, as of that date) of representations and warranties by ARCP regarding certain aspects of its capital stock;
•	the accuracy of all other representations and warranties made in the merger agreement by ARCP (disregarding any materiality or material adverse effect qualifications contained in such representations and warranties) as of the date of the merger agreement and as of the effective time of the merger (or, in the case of representations and warranties that by their terms address matters only as of another specified date, as of that date), except for any such inaccuracies that do not have and would not constitute, individually or in the aggregate, a material adverse effect on ARCP;
•	ARCP and Merger Sub must have performed and complied in all material respects with the agreements and covenants required to be performed or complied with by it at or prior to the closing date;
•	receipt by ARCT IV of an officer’s certificate dated as of the closing date and signed by ARCP’s chief executive officer or other senior officer on its behalf, certifying that the closing conditions described in the four preceding bullets have been satisfied;

•	no material adverse effect with respect to ARCP can have occurred, or reasonably be expected to occur, since July 1, 2013;
•	receipt by ARCT IV of an opinion dated as of the closing date from Proskauer Rose LLP, or other counsel reasonably acceptable to ARCT IV, regarding ARCP’s qualification and taxation as a REIT under the Code;
•	approval by the ARCP Board of an annual dividend rate of at least $0.94 per share of ARCP common stock; and
•	the Credit Agreement (as defined in the merger agreement) being in full force and effect and no event has occurred that would constitute a violation, breach or default under such credit agreement.

Covenants and Agreements

Conduct of Business of ARCT IV Pending the Merger

ARCT IV and the ARCT IV OP have agreed to certain restrictions on themselves and their respective subsidiaries until the earlier of the effective time of the merger or the valid termination of the merger agreement. In general, except with ARCP’s prior written approval (not to be unreasonably withheld, delayed or conditioned) or as otherwise expressly required or permitted by the merger agreement or required by law, each of ARCT IV and the ARCT IV OP has agreed that, it will, and will cause each of its subsidiaries to, conduct its business in all material respects in the ordinary course and in a manner consistent with past practice, and use its reasonable best efforts to maintain its material assets and properties in their current condition (normal wear and tear and damage caused by casualty or by reasons outside of ARCT IV’s, the ARCT IV OP or their respective subsidiaries’ control excepted), preserve intact in all material respects its current business organization, goodwill, ongoing businesses and relationships with third parties, keep available the services of its present officers and key employees, maintain all of its material insurance policies and maintain the status of ARCT IV as a REIT. ARCT IV and the ARCT IV OP have also agreed to use their commercially reasonable efforts to obtain the legal opinion of Proskauer Rose LLP that is a condition to the obligations of ARCP, the ARCP OP and Merger Sub to complete the merger and to deliver certain officer’s certificates in connection with such opinion. In addition, ARCT IV has agreed to use commercially reasonable efforts to consummate the acquisitions disclosed on the ARCT IV disclosure letter prior to the closing of the transaction, provided that ARCT IV may substitute one or more of such properties with one of more properties of equivalent value subject to the consent of ARCP (not to be unreasonably withheld). Without limiting the foregoing, each of ARCT IV and the ARCT IV OP has also agreed that, except with ARCP’s prior written approval (not to be unreasonably withheld, delayed or conditioned), to the extent required by law, or as otherwise expressly required or permitted by the merger agreement, it will not, and it will not cause or permit any of its subsidiaries to:

•	amend or propose to amend its organizational documents or waive the stock ownership limit in its charter;
•	split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of ARCT IV or any of its subsidiaries;
•	declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of ARCT IV or any of its subsidiaries or other equity securities or ownership interests in ARCT IV or any of its subsidiaries;
•	redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests of ARCT IV or one its subsidiaries;
•	issue, sell, pledge, dispose, encumber or grant any shares of ARCT IV’s or any of its subsidiaries’ capital stock, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of ARCT IV’s or any of its subsidiaries’ capital stock or other equity interests;
•	grant, confer, award, or modify the terms of any ARCT IV restricted stock, convertible securities, or other rights to acquire, or denominated in, any of ARCT IV’s or any of its subsidiaries’ capital stock or other equity securities, or take any action not disclosed in the ARCT IV disclosure letter;

•	acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets) any real property, personal property, corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof;
•	sell, pledge, lease, assign, transfer dispose of or encumber, or effect a deed in lieu of foreclosure with respect to, any property or assets;
•	incur, create, assume, refinance, replace or prepay any indebtedness for borrowed money or issue or amend the terms of any debt securities or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for the indebtedness of any other person;
•	make any loans, advances or capital contributions to, or investments in, any other person or entity (including to any of its officers, directors, employees, affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such persons or entities, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity;
•	enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any material contract;
•	enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any property leases;
•	waive, release, assign any material rights or claims or make any payment, direct or indirect, of any liability of ARCT IV or any of its subsidiaries before the same comes due in accordance with its terms;
•	settle or compromise (i) any legal action, suit or arbitration proceeding, in each case made or pending against ARCT IV or any of its subsidiaries, including relating to taxes, and (ii) any legal action, suit or proceeding involving any present, former or purported holder or group of holders of ARCT IV common stock;
•	(i) hire or terminate any officer, director or employee of ARCT IV or any of its subsidiaries or promote or appoint any person to a position of officer or director of ARCT IV or any of its subsidiaries, (ii) increase in any manner the amount, rate or terms of compensation or benefits of any of its directors, officers or employees, (iii) pay or agree to pay any pension, retirement allowance or other compensation or benefit to any director, officer, employee or consultant of ARCT IV or any of its subsidiaries, whether past or present, (iv) enter into, adopt, amend or terminate any employment, bonus, severance or retirement contract or other compensation or employee benefits arrangement, (v) accelerate the vesting or payment of any compensation or benefits under any ARCT IV restricted stock plan, (vi) grant any awards under any ARCT IV restricted stock plan, bonus, incentive, performance or other compensation plan or arrangement, or (vii) take any action to fund or in any other way secure the payment of compensation or benefits under the ARCT IV restricted stock plan;
•	fail to maintain all financial books and records in all material respects in accordance with U.S. GAAP (or any interpretation thereof) or make any material change to its methods of accounting in effect at July 1, 2013, or make any change with respect to accounting policies;
•	enter into any new line of business;
•	fail to duly and timely file all material reports and other material documents required to be filed with NASDAQ or any governmental authority, subject to extensions permitted by law or applicable rules and regulations;
•	take any action that could, or fail to take any action, the failure of which could, reasonably be expected to cause (i) ARCT IV to fail to qualify as a REIT or (ii) any subsidiary of ARCT IV to cease to be treated as any of (a) a partnership or disregarded entity for United States federal income tax purposes or (b) a qualified REIT subsidiary or a taxable REIT subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

•	adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization;
•	form any new funds or joint ventures; or
•	authorize or enter into any contract, agreement, commitment or arrangement to do any of the foregoing;

Conduct of Business of ARCP, the ARCP OP and Merger Sub Pending the Merger

ARCP, the ARCP OP and Merger Sub have agreed to certain restrictions on themselves and their respective subsidiaries until the earlier of the effective time of the merger or the valid termination of the merger agreement. In general, except with ARCT IV’s prior written approval (not to be unreasonably withheld) or as otherwise expressly required or permitted by the merger agreement or required by law, each of ARCP, the ARCP OP and Merger Sub has agreed that it will, and will cause each of its subsidiaries to use its reasonable best efforts to maintain its material assets and properties in their current condition (normal wear and tear and damage caused by casualty or by reasons outside of ARCP’s, the ARCP OP’s, Merger Sub’s or their respective subsidiaries’ control excepted), and keep available the services of its present officers and key employees, maintain all of its material insurance policies and maintain the status of ARCP as a REIT. ARCP, the ARCP OP and Merger Sub have also agreed to use their commercially reasonable efforts to obtain the legal opinion of Proskauer Rose LLP, that is a condition to the obligations of ARCT IV and the ARCT IV OP to complete the merger and to deliver certain officer’s certificates in connection with such opinion. Without limiting the foregoing, each of ARCP, the ARCP OP and Merger Sub has also agreed that, except with ARCT IV’s prior written approval (not to be unreasonably withheld), to the extent required by law, or as otherwise expressly required or permitted by the merger agreement, it will not, and it will not cause or permit any of its subsidiaries to:

•	other than amendments to its charter to increase the authorized number of shares or create or designate a series of preferred stock, amend or propose to amend its organizational documents;
•	split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of ARCP, Merger Sub or any other subsidiary of ARCP;
•	declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of ARCP or any of its subsidiaries or other equity securities or ownership interests in ARCP or any of its subsidiaries.
•	redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests of ARCP or one its subsidiaries;
•	fail to maintain all financial books and records in all material respects in accordance with U.S. GAAP (or any interpretation thereof) or make any material change to its methods of accounting in effect at July 1, 2013, or make any change with respect to accounting policies;
•	take any action that could, or fail to take any action, the failure of which could, reasonably be expected to cause (i) ARCP to fail to qualify as a REIT or (ii) any subsidiary of ARCP to cease to be treated as any of (a) a partnership or disregarded entity for United States federal income tax purposes or (b) a qualified REIT subsidiary or a taxable REIT subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;
•	adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization;
•	take any action that (a) would require approval of ARCP’s stockholders under NASDAQ Rule 5635(a)(1) or (b) would reasonably be anticipated to be a primary cause of material adverse effect on ARCP’s stockholders; or
•	authorize or enter into any contract, agreement, commitment or arrangement to do any of the foregoing;

No Solicitation of Transactions by ARCT IV

Neither ARCT IV nor ARCT IV OP will, and they will cause their respective subsidiaries not to, and will not authorize and will use reasonable best efforts to cause their officers and directors, managers or the equivalent, and any of their other representatives not to, directly or indirectly, (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiry, discussion, offer or request that constitutes, or could reasonably be expected to lead to, an ARCT IV Acquisition Proposal, (ii) engage in any discussions or negotiations regarding, or furnish to any third party any non-public information in connection with, or knowingly facilitate in any way any effort by, any third party in furtherance of any ARCT IV Acquisition Proposal or inquiry, (iii) approve or recommend an ARCT IV Acquisition Proposal, or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or any other similar agreement (other than a confidentiality agreement containing provisions as to the treatment of confidential information that are no less favorable in any material respect to ARCT IV, the ARCT IV OP and their respective subsidiaries than the terms of the confidentiality agreement between ARCT IV and ARCP entered into in accordance with the limitations described below) providing for or relating to an ARCT IV Acquisition Proposal, or (iv) propose or agree to do any of the foregoing.

For the purposes of the merger agreement, “ARCT IV Acquisition Proposal” means, subject to certain exceptions, any proposal or offer for (or expression by a third party that it is considering or may engage in), whether in one transaction or a series of related transactions, (i) any merger, consolidation, share exchange, business combination or similar transaction involving ARCT IV, the ARCT IV OP or any of their respective subsidiaries, (ii) any sale, lease, exchange, mortgage, pledge, license, transfer or other disposition, directly or indirectly, by merger, consolidation, sale of equity interests, share exchange, joint venture, business combination or otherwise, of any assets of ARCT IV, the ARCT IV OP or any of their respective subsidiaries representing ten percent (10%) or more of the consolidated assets of ARCT IV, the ARCT IV OP or any of their respective subsidiaries taken as a whole as determined on a book-value basis, (iii) any issue, sale or other disposition of (including by way of merger, consolidation, joint venture, business combination, share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing ten percent (10%) or more of the voting power of ARCT IV, (iv) any tender offer or exchange offer in which any Person or “group” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) shall seek to acquire beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), or the right to acquire beneficial ownership, of ten percent (10%) or more of the outstanding shares of any class of voting securities of ARCT IV, or (v) any recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to ARCT IV in which a third party acquires beneficial ownership of ten percent (10%) or more of the outstanding shares of any class of voting securities of ARCT IV.

Notwithstanding the restrictions set forth above, the merger agreement provides that, at any time prior to the approval of the merger by ARCT IV stockholders, ARCT IV or the ARCT IV OP may, directly or indirectly, in response to an unsolicited bona fide written ARCT IV Acquisition Proposal from a third party made after July 1, 2013 that did not result from a breach of the merger agreement, (i) furnish non-public information to such third party pursuant to a confidentiality agreement containing provisions as to the treatment of confidential information that are no less favorable in any material respect to ARCT IV, the ARCT IV OP and their respective subsidiaries than the terms of ARCT IV’s confidentiality agreement with ARCP (provided that such confidentiality agreement expressly permits ARCT IV, the ARCT IV OP and their respective subsidiaries to comply with any provision of the merger agreement and does not contain any provision that adversely affects the rights of ARCT IV, the ARCT IV OP or any of their respective subsidiaries under the merger agreement upon their compliance with any provision of the merger agreement and, provided, further, that all such information is provided to ARCP substantially at the same time that such information is provided to such third party if it has not been provided previously) and (ii) engage in discussions or negotiations with such third party and its representatives if the ARCT IV Board determines in good faith, after consultation with outside legal counsel and financial advisors, that the ARCT IV Acquisition Proposal constitutes, or is reasonably likely to result in, a superior proposal (as defined below) and the ARCT IV Board determines in good faith, after consultation with outside legal counsel, that (x) such

ARCT IV Acquisition Proposal constitutes or is reasonably likely to result in a superior proposal and (y) the failure to take such action would be inconsistent with the directors’ duties under applicable law.

ARCT IV or the ARCT IV OP must notify ARCP promptly (but in no event later than 24 hours) after receipt of any ARCT IV Acquisition Proposal or any request for non-public information relating to ARCT IV, the ARCT IV OP or any of their respective subsidiaries by any third party, or any inquiry from any person or entity seeking to have discussions or negotiations with ARCT IV or the ARCT IV OP relating to a possible ARCT IV Acquisition Proposal. ARCT IV or the ARCT IV OP must also promptly, and in any event within 24 hours, notify ARCP if it enters into discussions or negotiations concerning any ARCT IV Acquisition Proposal or provides non-public information or data to any person and keep ARCP informed of the status and material terms of any proposals, offers, discussions or negotiations on a current basis, including by providing a copy of all related material documentation or material correspondence.

Except as described below, the ARCT IV Board may not (i) withhold, withdraw, modify or qualify (or publicly propose to withhold, withdraw, modify or qualify), in a manner adverse to ARCP, the ARCP OP or Merger Sub, its recommendation to ARCT IV stockholders that they approve the merger and the other transactions contemplated by the merger agreement, or ARCT IV’s approval of the partnership merger, (ii) approve, adopt or recommend (or publicly propose to approve, adopt or recommend) any ARCT IV Acquisition Proposal, (iii) fail to include the ARCT IV Board’s recommendation or ARCT IV’s approval of the partnership merger in this proxy statement/prospectus, (iv) fail to publicly recommend against any ARCT IV Acquisition Proposal within 10 business days of the request of ARCP and/or to reaffirm the ARCT IV Board’s recommendation or ARCT IV’s approval of the partnership merger within 10 business days of the request of ARCP, or (v) approve, adopt, declare advisable or recommend, or cause or permit ARCT IV, the ARCT IV OP or any of their respective subsidiaries to enter into, an alternative acquisition agreement (other than a confidentiality agreement containing provisions as to the treatment of confidential information that are no less favorable in any material respect to ARCT IV, the ARCT IV OP and their respective subsidiaries than the terms of ARCT IV’s confidentiality agreement with ARCP entered into in accordance with the limitations described above). In this proxy statement/prospectus, we refer to (i) through (iv) above as an “adverse recommendation change.” Notwithstanding the foregoing, at any time prior to obtaining the approval of ARCT IV’s stockholders, the ARCT IV Board may effect an adverse recommendation change if it (a) (1) has received an unsolicited bona fide ARCT IV Acquisition Proposal that, in the good faith determination of the ARCT IV Board, after consultation with outside legal counsel and financial advisors, constitutes a superior proposal (subject to the matching right described below), and such ARCT IV Acquisition Proposal is not withdrawn, and (2) determines in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ duties under applicable law, or (b) determines in good faith, after consultation with outside legal counsel, that for any reason, failure to take such action would be inconsistent with directors’ duties under applicable law, and in each such case ARCT IV may also terminate the merger agreement (subject to the obligations upon such termination to pay the termination payment as described below) and/or approve or recommend such superior proposal to the ARCT IV stockholders.

For the purposes of the merger agreement, “superior proposal” means any bona fide written ARCT IV Acquisition Proposal (except that, for purposes of this definition, the references in the definition of “ARCT IV Acquisition Proposal” to “10%” are replaced by “50%”) made by a third party on terms that the ARCT IV Board determines in good faith, after consultation with ARCT IV’s outside legal counsel and financial advisors, taking into account all financial, legal, regulatory and any other aspects of the transaction described in such proposal, including the identity of the person or entity making the proposal, any break-up fees, expense reimbursement provisions and conditions to consummation, as well as any changes to the financial terms of the merger agreement proposed by ARCP, Merger Sub and the ARCP OP, in response to such proposal or otherwise, to be (i) more favorable to ARCT IV and its stockholders (solely in their capacity as stockholders) from a financial point of view than the transactions contemplated by the merger agreement and (ii) reasonably likely to receive all required governmental approvals on a timely basis and otherwise reasonably capable of being completed on the terms proposed.

The ARCT IV Board is not entitled to effect an adverse recommendation change unless (with respect to the first two proposals) (i) ARCT IV has provided a written notice to ARCP, the ARCP OP and Merger Sub that it intends to take such action, specifying in reasonable detail the reasons therefor and describing the material terms and conditions of (and attaching a complete copy of) the superior proposal that is the basis of such action, if applicable, (ii) during the following three business days, ARCT IV negotiates with ARCP, the ARCP OP and Merger Sub in good faith (if desired by ARCP, the ARCP OP and Merger Sub) to adjust the terms of the merger agreement so that the adverse recommendation change is no longer necessary and (iii) the ARCT IV Board has subsequently determined in good faith, after consultation with its outside legal counsel and financial advisors that (a) in the case of an adverse recommendation change due to a superior proposal, the superior proposal giving rise to the notice continues to constitute a superior proposal, and (b) after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ duties under applicable law. After compliance with the foregoing, with respect to two superior proposals, ARCT IV will have no further obligations to negotiate with ARCP, the ARCP OP and Merger Sub to adjust the terms of the merger agreement so that the adverse recommendation change is no longer necessary.

The merger agreement required each of ARCT IV and the ARCT IV OP to immediately cease any existing discussions, negotiations or communications conducted before the execution of the merger agreement with respect to any ARCT IV Acquisition Proposal and requires each of ARCT IV and the ARCT IV OP to enforce any confidentiality provisions or provisions of similar effect that they may have against third parties. ARCT IV and the ARCT IV OP must also use all reasonable best efforts to cause third parties who were furnished confidential information regarding ARCT IV, the ARCT IV OP and their respective subsidiaries in connection with the solicitation of or discussions regarding an ARCT IV Acquisition Proposal within the six months prior to the execution of the merger agreement to promptly return or destroy such information. For more information regarding the limitations on ARCT IV and its board of directors to consider other proposals, see “The Merger Agreement — Covenants and Agreements — No Solicitation of Transactions by ARCT IV” beginning on page 156.

Form S-4, Proxy Statement/Prospectus; Stockholders Meetings

ARCT IV agreed to prepare and cause to be filed with the SEC the proxy statement included in this proxy statement/prospectus and ARCP agreed to prepare and file a registration statement on Form S-4 with respect to the merger, which includes this proxy statement/prospectus, in each case as promptly as reasonably practicable. ARCT IV and ARCP also agreed to use their reasonable best efforts to (i) have the Form S-4 declared effective under the Securities Act as promptly as practicable after filing, (ii) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act and Securities Act, and (iii) to keep the Form S-4 effective for so long as necessary to complete the merger.

ARCT IV and ARCP each agreed to use their reasonable best efforts to cause this proxy statement/prospectus to be mailed to their stockholders entitled to vote at their respective stockholder meetings and to hold their respective stockholder meetings as soon as practicable after the Form S-4 is declared effective. ARCT IV further agreed to include in the proxy statement/prospectus its recommendation to its stockholders that they approve the merger and the other transactions contemplated by the merger agreement and to use its reasonable best efforts to obtain its stockholder approval. ARCP also agreed to include its recommendation that the ARCP stockholders approve the issuance of shares of ARCP common stock to ARCT IV stockholders in connection with the merger and to use its reasonable best efforts to obtain such approval.

Efforts to Complete Transactions; Consents

Each of ARCT IV, the ARCT IV OP, ARCP, the ARCP OP and Merger Sub have agreed to use their reasonable best efforts to take all actions and do all things necessary, proper or advisable under applicable laws or pursuant to any contract or agreement to consummate and make effective, as promptly as practicable, the mergers, including obtaining all necessary actions or nonactions, waivers, consents and approvals from governmental authorities or other persons or entities in connection with the mergers and the other transactions contemplated by the merger agreement and defending any lawsuits or other legal proceedings challenging the merger agreement or the mergers or other transactions contemplated by the merger agreement.

Each of ARCT IV, the ARCT IV OP, ARCP, the ARCP OP and Merger Sub have agreed to provide any necessary notices to third parties and to use their reasonable best efforts to obtain any third-party consents that are necessary, proper or advisable to consummate the mergers.

Access to Information; Confidentiality

The merger agreement requires ARCT IV and the ARCT IV OP, on the one hand, and ARCP, the ARCP OP and Merger Sub on the other hand, to provide to the other, upon reasonable notice and during normal business hours, reasonable access to its properties, offices, books, contracts, commitments, personnel and records, and each of ARCT IV and the ARCT IV OP, on the one hand, and ARCP, the ARCP OP and Merger Sub on the other hand, are required to furnish reasonably promptly to the other a copy of each report, schedule, registration statement and other document filed prior to closing pursuant to federal or state securities laws and all other information concerning its business, properties and personnel as the other party may reasonably request.

Each of ARCT IV and the ARCT IV OP, on the one hand, and ARCP, the ARCP OP and Merger Sub on the other hand, has agreed to hold, and to cause its representatives and affiliates to hold, any non-public information in confidence to the extent required by the terms of its existing confidentiality agreements.

Notification of Certain Matters; Transaction Litigation

Each of ARCT IV and the ARCT IV OP, on the one hand, and ARCP, the ARCP OP and Merger Sub on the other, has agreed to provide prompt notice to the other of any notice received from any governmental authority in connection with the merger agreement or the transactions contemplated by the merger agreement, including the mergers, or from any person or entity alleging that its consent is or may be required in connection with any such transaction.

Each of ARCT IV and the ARCT IV OP, on the one hand, and ARCP, the ARCP OP and Merger Sub on the other, has agreed to provide prompt notice to the other if any representation or warranty made by it in the merger agreement becomes untrue or inaccurate such that the applicable closing conditions would reasonably be expected to be incapable of being satisfied by March 31, 2014, if it fails to comply with or satisfy in any material respect any covenant, condition or agreement contained in the merger agreement or, if, to its knowledge, the occurrence of any state of facts, change, development, event or condition would cause, or reasonably be expected to cause, any of the conditions to closing not to be satisfied or satisfaction to be materially delayed.

Each of ARCT IV and the ARCT IV OP, on the one hand, and ARCP, the ARCP OP and Merger Sub has agreed to give prompt written notice to the other upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or to any of its subsidiaries which could reasonably be expected to have, individually or in the aggregate, a material adverse effect.

Each of ARCT IV and the ARCT IV OP, on the one hand, and ARCP, the ARCP OP and Merger Sub has agreed to provide prompt notice to the other of any actions, suits, claims, investigations or proceedings commenced or threatened against, relating to or involving such party or any of its subsidiaries in connection with the merger agreement, the mergers or the other transactions contemplated by the merger agreement. Each has agreed to allow the other the opportunity to reasonably participate in the defense and settlement of any stockholder litigation and not to agree to a settlement of any stockholder litigation without the other’s consent (not to be unreasonably withheld).

Stock Exchange Listing

ARCP has agreed to use its reasonable best efforts to cause the shares of ARCP common stock and Series F Preferred Stock to be issued in connection with the merger to be approved for listing on the NASDAQ, subject to official notice of issuance, prior to the effective time of the merger.

Indemnification of Directors and Officers; Insurance

For a period of six years after the effective time of the merger, pursuant to the terms of the merger agreement and subject to certain limitations, the surviving entity will indemnify, defend and hold harmless among others, each officer and director of ARCT IV, for actions at or prior to the effective time of the merger, including with respect to the transactions contemplated by the merger agreement.

Prior to the effective time of the merger, ARCT IV has agreed to (or, if ARCT IV is unable to, ARCP has agreed to cause the surviving entity in the merger to) obtain and pay for a non-cancelable extension of the coverage afforded by ARCT IV’s existing directors’ and officers’ liability insurance policies and ARCT IV’s existing fiduciary liability insurance policies covering at least six years after the effective time of the merger with respect to any claim related to any period or time at or prior to the effective time of the merger from one or more insurance carriers with terms and retentions that are no less favorable in the aggregate than the coverage provided under ARCT IV’s existing policies, as long as the annual premium does not exceed, in any one year, 300% of the annual aggregate premium(s) under ARCT IV’s existing policies.

If ARCT IV or the surviving entity does not obtain a “tail” policy as of the effective time of the merger, the surviving entity will maintain in effect, for a period of at least six years after the effective time of the merger, ARCT IV’s existing policies in effect on July 1, 2013, on terms and limits of liability that are no less favorable in the aggregate than the coverage provided on that date. Notwithstanding the foregoing, (i) neither ARCP nor the surviving entity will be required to pay annual premiums in excess of (for any one year) 300% of the annual premium currently paid by ARCT IV for such insurance, and (ii) if the annual premiums exceed 300%, ARCP or the surviving entity will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding 300% of the current annual premium.

Public Announcements

ARCP, Merger Sub and ARCT IV have agreed, subject to certain exceptions, to consult with, and receive consent (not to be unreasonably withheld) from, each other before issuing any press release or otherwise making any public statements or filings with respect to the merger agreement or any of the transactions contemplated by the merger agreement.

Financing

ARCT IV and the ARCT IV OP have agreed to cooperate with ARCP, the ARCP OP, Merger Sub and their respective subsidiaries and their lenders in connection with any efforts by ARCP, the ARCP OP, Merger Sub or any of their respective subsidiaries to arrange debt financing in order to satisfy the obligations of ARCP to pay (i) any cash consideration and other amounts due by ARCP, the ARCP OP, Merger Sub or any of their respective subsidiaries under the merger agreement and (ii) any expenses. Upon entering into the Revolving Credit Agreement (as defined in the merger agreement), ARCT IV and the ARCT IV OP will cause the Revolving Credit Agreement to remain in effect from and after the closing of the transactions contemplated by the merger agreement.

Other Covenants and Agreements

The merger agreement contains certain other covenants and agreements, including covenants related to:

•	ARCT IV taking all action necessary to terminate its restricted stock plan, unless otherwise notified by ARCP, prior to the effective time of the merger;
•	each of ARCP and ARCT IV using its reasonable best efforts to cause the merger to qualify as a reorganization under the Code;
•	ARCT IV taking all necessary steps to cause the ARCT IV OP to perform its obligations under the merger agreement and to consummate the mergers;
•	ARCP’s taking all necessary steps to (i) cause Merger Sub and the ARCP OP to perform their respective obligations under the merger agreement and to consummate the mergers and (ii) ensure that, prior to the effective time of the merger, Merger Sub does not conduct any business or make any investments or incur or guarantee any indebtedness other than as contemplated by the merger agreement or incur or guarantee any indebtedness;
•	each of ARCT IV, ARCP and Merger Sub taking all necessary or appropriate steps to ensure that any disposition of ARCT IV common stock and any acquisition of ARCP common stock in connection with the mergers and the other transactions contemplated by the merger agreement by certain individuals are exempted pursuant to Rule 16b-3 promulgated under the Exchange Act from giving rise to any liability under Section 16 of the Exchange Act;
•	ARCP and its subsidiaries voting all ARCT IV common stock they beneficially own as of the record date of the ARCT IV special meeting, if any, in favor of approval of the merger, and ARCT IV and its subsidiaries voting all ARCP common stock they beneficially own as of the record date of the ARCP special meeting, if any, in favor of the issuance of shares of ARCP common stock to ARCT IV stockholders in connection with the merger; and
•	(i) ARCT IV providing to ARCP an affidavit of non-foreign status that complies with Section 1445 of the Code, (ii) the ARCT IV OP using commercially reasonable efforts to obtain and deliver to ARCP and the ARCP OP at or prior to closing of the merger an affidavit of non-foreign status that complies with Section 1445 of the Code from each person that constitutes and is treated as a partner and is not a disregarded entity and (iii) the ARCP OP using its commercially reasonable efforts to obtain and deliver to ARCT IV at or prior to closing of the merger an affidavit of non-foreign status that complies with Section 1445 of the Code from each person that constitutes and is treated as a partner and is not a disregarded entity.

Termination of the Merger Agreement

Termination by Mutual Agreement

The merger agreement may be terminated at any time before the effective time of the merger by the mutual written agreement of ARCP and ARCT IV.

Termination by Either ARCP or ARCT IV

The merger agreement may also be terminated prior to the effective time of the merger by either ARCP or ARCT IV if:

•	the merger has not been consummated on or before March 31, 2014; provided that either party can extend this date by a period of no more than sixty (60) days; and, provided further, that this termination right will not be available to a party if that party failed to fulfill its obligations under the merger agreement and that failure was a principle cause of, or, resulted in, the merger not closing;
•	a governmental authority of competent jurisdiction has issued a final and non-appealable order permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the merger agreement (provided that this termination right will not be available to a party if the issuance of such order was primarily due to the failure of such party to perform any of its obligations under the merger agreement); or
•	ARCT IV stockholders fail to approve the merger and the other transactions contemplated by the merger agreement at a duly convened meeting (provided that this termination right will not be available to a party if the failure to obtain such ARCT IV stockholder approval was primarily due to that party’s failure to perform any of its obligations under the merger agreement).

The failure of a party to perform its obligations includes (i) in the case of ARCP, the failure of Merger Sub and the ARCP OP and (ii) in the case of ARCT IV, the failure of the ARCT IV OP.

Termination by ARCP

The merger agreement may also be terminated prior to the effective time of the merger by ARCP if:

•	Either ARCT IV or the ARCT IV OP has breached in any material respect any of its representations, warranties, covenants or agreements in the merger agreement that would, or would reasonably be expected to, result in a failure of ARCP’s condition to consummation the merger related to the accuracy of ARCT IV’s or the ARCT IV OP’s representations and warranties or ARCT IV’s or the ARCT IV OP’s material performance of or compliance with its obligations under the merger agreement and such breach either (i) cannot be cured by March 31, 2014 or (ii) if curable, has not been cured by ARCT IV or the ARCT IV OP within 20 days after receiving written notice of such breach (provided that this termination right will not be available to ARCP if ARCP, the ARCP OP or Merger Sub is then in breach of the merger agreement and such breach would result in the failure of ARCT IV’s or the ARCT IV OP’s condition to consummation the merger related to the accuracy of ARCP’s, ARCP’s and Merger Sub’s representations and warranties or ARCP’s, the ARCP OP’s and Merger Sub’s material performance of or compliance with their obligations under the merger agreement); or

•	(i) the ARCT IV board has made an adverse recommendation change, (ii) ARCT IV or the ARCT IV OP has materially breached any of its obligations under the provisions of the merger agreement regarding no solicitation of transactions by ARCT IV or ARCT II OP, or (iii) ARCT IV or the ARCT IV OP enters into an agreement providing for or relating to an ARCT IV Acquisition Proposal other than a confidentiality agreement containing provisions as to the treatment of confidential information that are no less favorable in any material respect to ARCT IV, the ARCT IV OP and their respective subsidiaries than the terms of ARCT IV’s confidentiality agreement with ARCP entered into in accordance with the limitations described above under “No Solicitation of Transactions by ARCT IV.”

Termination by ARCT IV

The merger agreement may also be terminated prior to the effective time of the merger by ARCT IV:

•	if ARCP, the ARCP OP or Merger Sub has breached in any material respect any of its representations, warranties, covenants or agreements in the merger agreement that would, or would reasonably be expected to, result in a failure of ARCT IV’s condition to consummation the merger related to the accuracy of ARCP’s, the ARCP OP’s and Merger Sub’s representations and warranties or ARCP’s, the ARCP OP’s and Merger Sub’s material performance of or compliance with their obligations under the merger agreement and such breach either (i) cannot be cured by March 31, 2014 or (ii) if curable, has not been cured by ARCP, the ARCP OP or Merger Sub within 20 days after receiving written notice of such breach (provided that this termination right will not be available to ARCT IV if ARCT IV or the ARCT IV OP is then in breach of the merger agreement and such breach would result in the failure of ARCP’s condition to consummation the merger related to the accuracy of ARCT IV’s or the ARCT IV OP’s representations and warranties or ARCT IV’s or the ARCT IV OP’s material performance of or compliance with its obligations under the merger agreement); or
•	at any time prior to the approval of the merger and the other transactions contemplated by the merger agreement by the ARCT IV stockholders in order to enter into an alternative acquisition agreement with respect to a superior proposal or should the ARCT IV Board effect an adverse recommendation change, provided that such termination will be null and void unless ARCT IV concurrently pays the termination payment described under “Termination Payment” below.

Termination Payment: Break-up Fee and Expenses Reimbursement

ARCT IV has agreed to pay ARCP a break-up fee in the amount of $10 million plus reimburse ARCP for expenses in an amount equal to $5 million if:

•	the merger agreement is terminated by ARCT IV (i) at any time prior to the approval of the merger and the other transactions contemplated by the merger agreement by the ARCT IV stockholders in order to enter into an alternative acquisition agreement with respect to a superior proposal or (ii) if the ARCT IV Board has effected an adverse recommendation change; or
•	the merger agreement is terminated by ARCP if (i) the ARCT IV Board has made an adverse recommendation change, (ii) ARCT IV or the ARCT IV OP has materially breached any of its obligations under the provisions of the merger agreement regarding no solicitation of transactions by ARCT IV or the ARCT IV OP, or (iii) ARCT IV or the ARCT IV OP enters into an agreement providing for or relating to an Acquisition Proposal other than a confidentiality agreement containing provisions as to the treatment of confidential information that are no less favorable in any material respect to ARCT IV, the ARCT IV OP and their respective subsidiaries than the terms of ARCT IV’s confidentiality agreement with ARCP entered into in accordance with the limitations described under “No Solicitation of Transactions by ARCT IV;”
•	All of the following events have occurred:
•	after the date of the merger agreement, ARCT IV or the ARCT IV OP receives an ARCT IV Acquisition Proposal (provided that the references to “10%” in the definition of “ARCT IV Acquisition Proposal” will be replaced with “50%” for purposes of determining whether the termination payment is payable) or any person publicly announces an intention to make an ARCT IV Acquisition Proposal (and such ARCT IV Acquisition Proposal or publicly announced intention is not publically withdrawn without qualification before the merger agreement is terminated);
•	the merger agreement is terminated (i) by either ARCT IV or ARCP because the merger has not occurred by March 31, 2014 (and, prior to termination, the ARCP stockholders have approved the issuance of shares of ARCP common stock to ARCT IV stockholders in connection with the merger, but the ARCT IV stockholders have not approved the merger and the other transactions contemplated by the merger agreement), (ii) by ARCP upon a material uncured breach by ARCT IV or the ARCT IV OP of its representations, warranties, covenants or agreements set forth in the merger agreement or (iii) by either ARCT IV or ARCP because the ARCT IV stockholders fail to approve the merger and the other transactions contemplated by the merger agreement at a duly convened meeting; and
•	within 12 months after such termination, ARCT IV consummates a transaction regarding, or enters into a definitive agreement which is later consummated with respect to, an ARCT IV Acquisition Proposal.

ARCT IV has agreed to reimburse ARCP for expenses in an amount equal to $5 million if the merger agreement is terminated by either ARCT IV or ARCP because the ARCT IV stockholders fail to approve the merger and the other transactions contemplated by the merger agreement at a duly convened meeting and, after the date of the merger agreement, ARCT IV or the ARCT IV OP has received an ARCT IV Acquisition Proposal or any person publicly has announced an intention to make an ARCT IV Acquisition Proposal (and such ARCT IV Acquisition Proposal or publicly announced intention is not publically withdrawn without qualification before the merger agreement is terminated).

ARCP has agreed to reimburse ARCT IV for expenses in an amount equal to $5 million if the merger agreement is terminated by either ARCT IV or ARCP because the ARCT IV stockholders fail to approve the merger and the other transactions contemplated by the merger agreement at a duly convened meeting and, after the date of the merger agreement, neither ARCT IV nor the ARCT IV OP has received an ARCT IV Acquisition Proposal nor has any person publicly announced an intention to make an ARCT IV Acquisition Proposal.

Miscellaneous Provisions

Payment of Expenses

Other than as described above under “Termination Payment: Break-up Fee and Expenses Reimbursement,” the merger agreement provides that each party will pay its own fees and expenses in connection with the merger agreement, except that ARCT IV and ARCP will share equally all expenses related to the printing, filing and distribution of this proxy statement/prospectus and this registration statement of which this proxy statement/prospectus forms a part (other than attorneys’ and accountants’ fees).

Specific Performance

The parties to the merger agreement are entitled to injunctions, specific performance and other equitable relief to prevent breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement in addition to any and all other remedies at law or in equity.

Amendment

The parties to the merger agreement may amend the merger agreement by written agreement executed and delivered by their duly authorized officers, provided that, after approval of the merger and the other transactions contemplated by the merger agreement by ARCT IV’s stockholders or the approval of the issuance of shares of ARCP common stock to ARCT IV stockholders in connection with the merger by ARCP’s stockholders, no amendment may be made which changes the form or amount of the consideration to be delivered to the holders of ARCT IV common stock or which by law or in accordance with the rules of any stock exchange requires further approval by ARCT IV’s or ARCP’s stockholders, without the approval of such stockholders.

Waiver

Prior to the effective time of the merger, ARCT IV, the ARCT IV OP, ARCP, the ARCP OP or Merger Sub may extend the time for performance of any obligation of the other or waive any inaccuracy in the representations and warranties of the other or the other party’s compliance with any agreement or condition contained in the merger agreement to the extent permitted by law.

Governing Law

The merger agreement is governed by the laws of the State of Maryland (without giving effect to choice of law principles thereof).

RELATED AGREEMENTS

Concurrently with the execution of the merger agreement on July 1, 2013, ARCP, in its capacity as the general partner of the ARCP OP, entered into an Asset Purchase and Sale Agreement, which we refer to as the Asset Purchase Agreement, with the ARCT IV Advisor. Pursuant to the Asset Purchase Agreement, concurrently with the closing of the mergers, the ARCT IV Advisor will sell to the ARCP OP certain furniture, fixtures, equipment and other assets used by the ARCT IV Advisor in connection with managing the property-level business and operations of ARCT IV and the ARCT IV OP, at the cost of such assets, for an aggregate purchase price of $5.8 million, which includes reimbursement of certain costs and expenses incurred by the ARCT IV Advisor.

In connection with the execution of the merger agreement on July 1, 2013, ARCT IV entered into the ARCT IV side letter, with the ARCT IV OP, the ARCT IV Advisor, the ARCT IV Special Limited Partner, the ARCT IV Property Manager, ARCP, the ARCP OP and Merger Sub. In the ARCT IV side letter, the parties agreed or acknowledged, as applicable, the following with respect to the ARCT IV Advisory Agreement, the ARCT IV OP Agreement, and the Property Management and Leasing Agreement, dated as of June 8, 2012, by and among ARCT IV, the ARCT IV OP and the ARCT IV Property Manager, which we refer to as the ARCT IV Property Management Agreement:

•	The ARCT IV Advisor agreed to waive its right to receive a portion of its “Real Estate Commission” (as defined in the ARCT IV Advisory Agreement) in connection with the mergers and receive a reduced Real Estate Commission equal to $8.4 million.
•	ARCT IV, the ARCT IV OP and the ARCT IV Special Limited Partner acknowledged and agreed that the mergers constitute an “Investment Liquidity Event” (as defined in the ARCT IV OP Agreement), upon which the ARCT IV Special Limited Partner’s right to receive certain subordinated distributions of net sales proceeds is accelerated and the ARCT IV Special Limited Partner elected to contribute its interest in the ARCT IV OP to the ARCT IV OP in exchange for ARCT IV OP Units.
•	ARCT IV, the ARCT IV OP and the ARCT IV Advisor acknowledged and agreed that, provided certain hurdles are met at or prior to the closing date of the merger, which is expected, at such time no ARCT IV Class B Units will continue to be subject to forfeiture. Pursuant to the ARCT IV OP Agreement, ARCT IV Class B Units no longer subject to forfeiture are convertible automatically into ARCT IV OP Units at such time as the ARCT IV Advisor’s capital account with respect to a ARCT IV Class B Unit is equal to the average capital account balance attributable to an outstanding ARCT IV OP Unit (as determined on a unit-by-unit basis). The ARCT IV Advisor elected, and ARCT IV and the ARCT IV OP acknowledged and agreed to allow the ARCT IV Advisor, to take such action as is allowed under the ARCT IV OP Agreement to cause an adjustment to the ARCT IV Advisor’s capital account with respect to its Class B Units and allow it to convert the maximum number of ARCT IV Class B Units into ARCT IV OP Units in connection with the consummation of the mergers.
•	Upon consummation of the mergers, each outstanding ARCT IV OP Unit held by the ARCT IV Special Limited Partner and the ARCT IV Advisor will be converted automatically into a number of ARCP OP Units equal to the Exchange Ratio and each unconverted ARCT IV Class B Unit will be converted automatically into a number of Class B Units in the ARCP OP equal to the Exchange Ratio. Each of ARCT IV the ARCT IV Advisor has agreed that such ARCP OP Units it receives are subject to a minimum two-year holding period prior to being exchangeable into ARCP common stock. The parties have agreed that such ARCP OP Units may be exchanged or converted for ARCP common stock or cash upon consummation of the mergers, or, if not exchanged or converted at that time, the ARCT IV Special Limited Partner shall have the option to cause ARCP to acquire such ARCP OP Units for cash at any time during a 24 month period commencing on the date immediately after the date that is the two year anniversary of the date on which the ARCT IV Special Limited Partner was issued its interest in the ARCP OP (including the period it held its interest in the ARCT IV OP) for an amount equal to the “cash amount” (as defined in the ARCP OP Agreement) per ARCP OP Unit.

•	The parties agreed that the ARCT IV Advisory Agreement will be extended for a 60 day period following the closing date of the mergers.
•	The parties agreed that the ARCT IV Property Management Agreement will be extended for a 60 day period following the closing date of the mergers.

The preceding summary of the ARCT IV side letter is subject to, and qualified in its entirety by reference to, the full text of the ARCT IV side letter. A copy of the ARCT IV side letter is attached as Annex B to this proxy statement/prospectus.

NO APPRAISAL RIGHTS

Holders of ARCT IV common stock may not exercise the rights of objecting stockholders to receive the fair value of their shares in connection with the merger because, as permitted by the MGCL, ARCT IV’s charter provides that stockholders shall not be entitled to exercise any appraisal rights unless the ARCT IV Board, upon the affirmative vote of a majority of the board, shall determine that such rights apply. The ARCT IV Board has made no such determination.

COMPARISON OF RIGHTS OF ARCP STOCKHOLDERS
AND ARCT IV STOCKHOLDERS

General

The rights of ARCT IV stockholders are governed by ARCT IV’s charter and bylaws and the MGCL, and the rights of ARCP stockholders are governed by ARCP’s charter and bylaws and the MGCL. As a result of the Merger, ARCT IV stockholders who receive shares of ARCP common stock as merger consideration will become stockholders of ARCP and, accordingly, their rights will be governed by ARCP’s charter and bylaws and the laws of the MGCL. The following is a summary of the material differences as of the date of this proxy statement/prospectus between the rights of ARCT IV stockholders and the rights of ARCP stockholders. These differences arise from differences between the respective charters and bylaws of ARCT IV and ARCP.

ARCP is a publicly traded REIT which maintains a charter and bylaws consistent with the MGCL. ARCT IV is a non-traded REIT which is subject to the registration requirements of state securities administrators and thus maintains a charter and bylaws consistent with the MGCL and the North American Securities Administrators Association Statement of Policy Regarding Real Estate Investment Trusts, or NASAA REIT Guidelines. Certain rights of ARCT IV stockholders are specifically tailored to meet the requirements set forth in the NASAA REIT Guidelines which may, in certain circumstances, differ from the rights granted to stockholders in accordance with the MGCL. Upon consummation of the merger, the rights provided for by the ARCT IV charter and bylaws that are consistent with the NASAA REIT Guidelines will no longer apply to former ARCT IV stockholders that become ARCP stockholders and the rights of such holders will solely reflect stockholder rights consistent with the MGCL.

Certain Differences Between the Rights of ARCP Stockholders and ARCT IV Stockholders

The following chart is only a summary of certain material differences between the rights of ARCP stockholders and ARCT IV stockholders and does not purport to be a complete description of all the differences. Please consult the MGCL and the respective charters and bylaws, each as amended, restated, supplemented or otherwise modified from time to time, of ARCP and ARCT IV for a more complete understanding of these differences. For a summary of certain rights of holders of Series F Preferred Stock, please see “Description of ARCP Shares — Series F Cumulative Redeemable Preferred Stock” beginning on page 70 of this proxy statement/prospectus.

ARCP	ARCT IV
Authorized Stock:
Pre-Merger and Post-Merger:	Pre-Merger:
ARCP is authorized to issue:	ARCT IV is authorized to issue:
750,000,000 shares of common stock, par value $0.01 per share, of which 185,448,022 were issued and outstanding as of October 11, 2013.	300,000,000 shares of common stock, par value $0.01 per share, of which 71,107,650 were issued and outstanding as of October 11, 2013.
10,000,000 shares of manager’s stock, par value $0.01 per share, of which none were issued and outstanding as of October 11, 2013.	50,000,000 shares of preferred stock, par value $0.01 per share, of which none were issued and outstanding as of October 11, 2013.
100,000,000 shares of preferred stock, par value $0.01 per share, 28,398,213 of which are classified as Series C Convertible Preferred Stock and were issued and outstanding as of October 11, 2013.
Additionally, in connection with the closing of the merger, ARCP will authorize the issuance of shares classified as Series F Cumulative Redeemable Preferred Stock, none of which are issued and outstanding as of October 11, 2013.

ARCP	ARCT IV
Voting Rights:
Pre-Merger and Post-Merger:	Pre-Merger:
Special meetings of stockholders may be called by a majority of the board of directors, the chairman of the board, the chief executive officer and the president of ARCP and must be called by ARCP’s secretary to act on any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast on such matter at such meeting. There are no cumulative voting rights. Generally, the affirmative vote of a majority of the votes cast at a meeting at which a quorum is present is necessary to take stockholder action, except that (i) a plurality of all the votes cast at a meeting at which a quorum is present is sufficient to elect a director and (ii) charter amendments and certain extraordinary transactions, such as a merger, consolidation, sale of all or substantially all assets or dissolution, require approval of holders of a majority of the shares of stock entitled to vote on the matter.	Special meetings of stockholders may be called by a majority of the board of directors, a majority of the independent directors, the chairman of the board, the chief executive officer and the president of ARCT IV and must be called by ARCT IV’s secretary to act on any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders entitled to cast not less than ten percent (10%) of all the votes entitled to be cast on such matter at such meeting. There are no cumulative voting rights. Generally, the affirmative vote of a majority of the votes cast at a meeting at which a quorum is present is necessary to take stockholder action, other than (i) the election of directors, which requires the approval of holders of a majority of the shares of stock of ARCT IV entitled to vote who are present in person or by proxy at an annual meeting at which a quorum is present, and (ii) charter amendments and certain extraordinary transactions, such as a merger, consolidation, sale of all or substantially all assets or dissolution, require approval of holders of a majority of the shares of stock entitled to vote on the matter.
Number and Term of Directors:
Pre-Merger and Post-Merger:	Pre-Merger:
The number of directors on the ARCP Board shall not be less than the minimum number required by Maryland law and not greater than 15. The number of directors may be changed from time to time solely by a resolution adopted by the affirmative vote of a majority of the entire board of directors. At least a majority of the directors must be independent directors in accordance with the applicable listing standards of The NASDAQ Stock Market. Directors are elected at each annual meeting of stockholders and each director holds office until the next annual meeting of stockholders and until his or her successor is elected and qualifies or until his or her death, retirement, resignation or removal.

Currently, there are seven directors on the ARCP Board.	The number of directors on the ARCT IV Board shall not be less than three and not greater than ten. The number of directors may be changed from time to time solely by the affirmative vote of a majority of the entire board of directors. At least a majority of the directors must be independent directors except for a period of up to 60 days after the death, removal or resignation of an independent director pending the election of each independent director's successor. Directors are elected at each annual meeting of stockholders and each director holds office until the next annual meeting of stockholders and until his or her successor is elected and qualifies or until his or her death, retirement, resignation or removal.

Currently, there are five directors on the ARCT IV Board.

ARCP	ARCT IV
Removal of Directors:
Pre-Merger and Post-Merger:	Pre-Merger:
Any ARCP director, or the entire ARCP Board, may be removed from office at any time, with or without cause, by the affirmative vote of stockholders of ARCP entitled to cast not less than two-thirds of the shares of the votes entitled to be cast generally in the election of directors, subject to the rights of holders of any preferred stock to elect or remove such directors.	Any ARCT IV director or the entire ARCT IV Board may be removed from office, with or without cause, by the affirmative vote of the holders of not less than a majority of the shares of ARCT IV then outstanding and entitled to vote generally in the election of directors, subject to the rights of any preferred shares to elect or remove such directors.
Election of Directors:
Pre-Merger and Post-Merger:	Pre-Merger:
Directors are elected at the annual meeting of stockholders by the affirmative vote of a plurality of the votes cast at a meeting of stockholders duly called and at which a quorum is present. The ARCP Board is not classified.	Directors are elected at the annual meeting of stockholders by the affirmative vote of the holders of a majority of the shares of stock of ARCT IV. The ARCT IV Board is not classified.
Filling Vacancies:
Pre-Merger and Post-Merger:	Pre-Merger:
Vacancies on the ARCP Board resulting from death, resignation, removal or otherwise and newly created directorships resulting from any increase in the number of directors may be filled by a majority of the directors then in office (although less than a quorum) or by the sole remaining director, and each director so elected shall hold office until the next annual meeting of stockholders and until his or her successor is elected and qualifies or until his or her earlier death, resignation or removal. If there are no directors in office, then an election of directors may be held in accordance with Maryland law. When one or more directors shall resign effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office until the next annual meeting of stockholders and until his or her successor is elected and qualifies or until his or her earlier death, resignation or removal.	Except as may be provided by the ARCT IV Board in setting the terms of any class or series of preferred stock, vacancies on the ARCT IV Board resulting from death, resignation or removal may be filled only by the affirmative vote of a majority of the remaining directors in office (even if less than a quorum). Vacancies on the ARCT IV Board resulting from an increase in the size of the board may be filled by the affirmative vote of a majority of the entire board. Each director elected to fill a vacancy shall serve for the remainder of the full term of the directorship in which such vacancy occurred and until his or her successor is elected and qualifies or until his or her earlier death, resignation or removal.

ARCP	ARCT IV
Limits on Ownership and Transfer of Shares:
Pre-Merger and Post-Merger:	Pre-Merger:
Except with regard to persons exempted by the ARCP Board, no person shall beneficially or constructively own shares of ARCP in excess of 9.8% in value of the aggregate of ARCP’s outstanding shares of stock or 9.8% (in value or in number of shares, whichever is more restrictive) of any class or series of ARCP’s common stock. Shares owned by any person in excess of the foregoing limitation shall be automatically transferred to a charitable beneficiary, unless such transfer, for whatever reason, shall not prevent such person from exceeding the foregoing limitation, in which case the transfer of shares to that person shall be void ab initio. See “Description of ARCP Shares — Restrictions on Transfer and Ownership of Stock.”	Except with regard to persons exempted by the ARCT IV Board, no person shall beneficially or constructively own shares of ARCT IV in excess of 9.8% in value of the aggregate of ARCT IV’s outstanding shares of stock or 9.8% (in value or number of shares, whichever is more restrictive) of any class or series of ARCT IV’s stock. Shares owned by any person in excess of the foregoing limitation shall be automatically transferred to a trust for the benefit of a charitable beneficiary, unless such transfer, for whatever reason, shall not prevent such person from exceeding the foregoing limitation, in which case the transfer of shares to that person shall be void ab initio.
Bylaws Amendments:
Pre-Merger and Post-Merger:	Pre-Merger:
The ARCP Board shall have the exclusive power to adopt, alter or repeal any provisions of the bylaws and to make bylaws. However, any amendment of ARCP’s bylaws affecting the voting rights of the ARCP Board in connection with ARCP’s consolidation, merger, sale of all or substantially all of its assets or engaging in a share exchange, including the requisite vote or percentage required to approve or take such action, must be approved by the affirmative vote of not less than two-thirds of the entire board.	The ARCT IV Board shall have the exclusive power to adopt, alter or repeal any provisions of the bylaws and to make bylaws.

ARCP	ARCT IV
State Anti-Takeover Statutes
Pre-Merger and Post Merger:	Pre-Merger:
Under Maryland law, certain “business combinations” (which include a merger, consolidation, share exchange and certain transfers, issuances or reclassifications of equity securities) between a Maryland corporation and any person who beneficially owns ten percent or more of the voting power of the corporation’s outstanding voting stock, or an affiliate or associate of the corporation who beneficially owned ten percent or more of the voting power of the corporation’s then outstanding stock at any time within the preceding two years, in each case referred to as an “interested stockholder,” or an affiliate thereof, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter, any such business combination must be recommended by the board of directors and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder or its affiliates or associates. The super-majority vote requirements do not apply, however, to business combinations that are approved or exempted by the board of directors prior to the time that the interested stockholder becomes an interested stockholder or if the business combination satisfies certain minimum price, form of consideration and procedural requirements. As permitted by Maryland law, the ARCP Board has adopted a resolution exempting business combinations (1) between ARCP and any person, provided that such business combination is first approved by the ARCP Board (including a majority of directors who are not affiliates or associates of such person) and (2) between ARCP and its sponsor, its manager, its operating partnership or any of their respective affiliates.	Under Maryland law, certain “business combinations” (which include a merger, consolidation, share exchange and certain transfers, issuances or reclassifications of equity securities) between a Maryland corporation and any person who beneficially owns ten percent or more of the voting power of the corporation’s outstanding voting stock, or an affiliate or associate of the corporation who beneficially owned ten percent or more of the voting power of the corporation’s then outstanding stock at any time within the preceding two years, in each case referred to as an “interested stockholder,” or an affiliate thereof, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter, any such business combination must be recommended by the board of directors and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder or its affiliates or associates. The super-majority vote requirements do not apply, however, to business combinations that are approved or exempted by the board of directors prior to the time that the interested stockholder becomes an interested stockholder or if the business combination satisfies certain minimum price, form of consideration and procedural requirements. As permitted by Maryland law, the ARCT IV Board has adopted a resolution exempting any business combination with its advisor or any affiliate of its advisor.

ARCP	ARCT IV
Under certain provisions of Maryland law, a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors may elect to be subject, by provision in its charter or bylaws or by resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions: (i) a classified board, (ii) a two-thirds vote requirement for removing a director, (iii) a requirement that the number of directors be fixed only by vote of the directors, (iv) that any and all vacancies on the board of directors may be filled only by the remaining directors, even if the remaining directors do not constitute a quorum, and for the remainder of the full term of the class of directors in which the vacancy occurred, and (v) a majority requirement for the calling of a special meeting of stockholders. Through provisions in its charter and bylaws unrelated to the foregoing provisions of Maryland law, ARCP (a) allows the number of directors to be fixed only by vote of the directors, provided that the number is not less than the minimum number required by Maryland law and not more than 15, (b) requires a two-thirds vote for the removal of a director and (c) requires that stockholders entitled to cast not less than a majority of all the votes entitled to be cast on any matter that may properly be considered at a meeting of stockholders make a written request before ARCP is required to call a special meeting on behalf of the stockholders to act on such matter.	Under certain provisions of Maryland law, a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors may elect to be subject, by provision in its charter or bylaws or by resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions: (i) a classified board, (ii) a two-thirds vote requirement for removing a director, (iii) a requirement that the number of directors be fixed only by vote of the directors, (iv) that any and all vacancies on the board of directors may be filled only by the remaining directors, even if the remaining directors do not constitute a quorum, and for the remainder of the full term of the class of directors in which the vacancy occurred, and (v) a majority requirement for the calling of a special meeting of stockholders. ARCT IV (a) has elected in its charter to be subject to the statutory provision that any and all vacancies on the ARCT IV Board other than those resulting from the expired term of another director may be filled only by the affirmative vote of a majority of the remaining directors, and any director elected to fill such vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and (b) through provisions in its charter and bylaws unrelated to the foregoing provisions of Maryland law, allows the number of directors to be fixed only by vote of the directors, provided that the number is not less than three and not more than ten.
Inspection of Stockholder List
Pre-Merger and Post-Merger:	Pre-Merger:
Under Maryland law, stockholders of record of at least 5% of the outstanding stock of any class of ARCP for at least six months may present to any officer or resident agent of ARCP a written request for a list setting forth the name and address of each stockholder of ARCP and the number of shares of each class which such stockholder holds.	Pursuant to ARCT IV’s charter, an alphabetical list of the names, addresses and telephone numbers of ARCT IV’s stockholders, along with the number of shares of stock held by each of them, will be available for inspection by any stockholder or the stockholder’s designated agent upon request. A stockholder of ARCT IV may request a copy of the stockholder list in connection with matters relating to stockholder voting rights and the exercise of stockholder rights under federal proxy laws. ARCT IV may require the stockholder requesting the stockholder list to represent that the stockholder list is not requested for a commercial purpose unrelated to the stockholder’s interest in ARCT IV.

ARCP	ARCT IV
Tender Offers
Pre-Merger and Post-Merger:	Pre-Merger:
Tender offers are not restricted by ARCP’s charter or bylaws.	ARCT IV’s charter provides that any tender offer made by any person, including any “mini-tender” offer, must comply with most of the provisions of Regulation 14D of the Exchange Act, including the notice and disclosure requirements. Among other things, the offeror must provide ARCT IV notice of such tender offer at least ten business days before initiating the tender offer. If the offeror does not comply with the provisions set forth above, the non-complying offeror will be responsible for all of ARCT IV’s expenses in connection with that offeror’s noncompliance, and ARCT IV, in its sole discretion, will have the right to redeem the noncomplying offeror’s shares of stock and any shares of stock acquired in such tender offer, or the Tendered Shares, at a certain price as specified in ARCT IV’s charter. ARCT IV may purchase such Tendered Shares upon delivery to such offeror of the purchase price, and upon such delivery, ARCT IV may instruct any transfer agent to transfer such Tendered Shares to ARCT IV.
Distributions in Kind
Pre-Merger and Post-Merger:	Pre-Merger:
Distributions in kind are not restricted by ARCP’s charter or bylaws.	Pursuant to ARCT IV’s charter, distributions in kind are not permitted, except for (a) distributions of readily marketable securities or securities of ARCT IV, (b) distributions of beneficial interests in a liquidating trust established for ARCT IV’s dissolution and the liquidation of its assets in accordance with its charter or (c) distributions in which (i) the ARCT IV Board advises each stockholder of the risks associated with direct ownership of the property, (ii) the ARCT IV Board offers each stockholder the election of receiving such in-kind distributions and (iii) in-kind distributions are made only to those stockholders that accept such offer.

ARCP	ARCT IV
Roll-up Transactions
Pre-Merger and Post-Merger:	Pre-Merger:
Roll-up transactions are not restricted by ARCP’s charter or bylaws.	Under ARCT IV’s charter, a Roll-up Transaction is a transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of ARCT IV and the issuance of securities of an entity (Roll-up Entity) that is created or would survive after the successful completion of a Roll-up Transaction. This term does not include (a) a transaction involving securities of a company that have been listed on a national securities exchange for at least 12 months; or (b) a transaction involving ARCT IV’s conversion to corporate, trust or association form if, as a consequence of the transaction, there will be no significant adverse change in stockholder voting rights, the term of ARCT IV’s existence, compensation to the ARCT IV Advisor or ARCT IV’s investment objectives.
In connection with any Roll-up Transaction involving the issuance of securities of a Roll-up Entity, an appraisal of all of ARCT IV’s assets must be obtained from a competent independent appraiser. ARCT IV’s assets must be appraised on a consistent basis, and the appraisal will be based on the evaluation of all relevant information and will indicate the value of the assets as of a date immediately prior to the announcement of the proposed Roll-up Transaction. The appraisal must assume an orderly liquidation of assets over a 12-month period. If the appraisal will be included in a prospectus used to offer the securities of a Roll-Up Entity, the appraisal must be filed with the SEC and the states as an exhibit to the registration statement for the offering. The terms of the engagement of the independent appraiser must clearly state that the engagement is for the benefit of ARCT IV and its stockholders. A summary of the appraisal, indicating all material assumptions underlying the appraisal, must be included in a report to stockholders in connection with any proposed Roll-up Transaction.
In connection with a proposed Roll-up Transaction, the sponsor of the Roll-up Transaction must offer to common stockholders who vote “no” on the proposal the choice of: (a) accepting the securities of the Roll-up Entity offered in the proposed Roll-up Transaction; or (b) one of the following: (i) remaining as holders of ARCT IV’s stock and preserving their interests therein on the same terms and conditions as existed previously or (ii) receiving cash in an amount equal to the stockholder’s pro rata share of the appraised value of ARCT IV’s net assets.

ARCP	ARCT IV
ARCT IV is prohibited from participating in any Roll-up Transaction: (a) that would result in the common stockholders having voting rights in a Roll-up Entity that are less than those provided in ARCT IV’s charter and bylaws; (b) that includes provisions that would operate to materially impede or frustrate the accumulation of shares by any purchaser of the securities of the Roll-up Entity, except to the minimum extent necessary to preserve the tax status of the Roll-up Entity, or which would limit the ability of an investor to exercise the voting rights of its securities of the Roll-up Entity on the basis of the number of shares held by that investor; (c) in which investor’s rights to access of records of the Roll-up Entity will be less than those provided in ARCT IV’s charter; or (d) in which any of the costs of the Roll-up Transaction would be borne by ARCT IV if the Roll-up Transaction is rejected by the common stockholders.

ARCP	ARCT IV
Duration
Pre-Merger and Post-Merger:	Pre-Merger:
ARCP will continue perpetually until dissolved in accordance with Maryland law.	If the ARCT IV Board has not determined to pursue a liquidity event by the sixth anniversary of the termination of ARCT IV’s initial public offering, the ARCT IV Board must adopt a resolution declaring that a proposed liquidation of ARCT IV is advisable on substantially the terms and conditions set forth in the resolution and directing that the proposed plan of liquidation be submitted for consideration by ARCT IV’s stockholders. However, the adoption of a plan of liquidation by the ARCT IV Board and the submission thereof to ARCT IV’s stockholders may be postponed if a majority of ARCT IV’s directors, including a majority of its independent directors, determines that a liquidation is not then in the best interests of its stockholders. If the adoption of a plan of liquidation and the submission thereof to ARCT IV’s stockholders is postponed, the ARCT IV Board must reconsider whether the liquidation is in the best interest of stockholders at least annually and further postponement will only be permitted if a majority of ARCT IV’s directors, including a majority of independent directors, again determines that a liquidation would not then be in the best interest of the stockholders. If the ARCT IV Board adopts a plan of liquidation and the stockholders do not approve it, ARCT IV will continue operating and, upon the written request of
ARCT IV’s stockholders owning in the aggregate not less than 10% of the then outstanding shares of ARCT IV common stock, the ARCT IV Board must resubmit the plan of liquidation for consideration by proxy statement to the stockholders up to once every two years. If the ARCT IV board of directors adopts a plan of liquidation and the ARCT IV stockholders approve the plan of liquidation, the ARCT IV Board must commence an orderly liquidation of ARCT IV’s assets pursuant to such plan. If listing occurs on or before the sixth anniversary of the termination of ARCT IV’s initial public offering, ARCT IV will continue perpetually unless dissolved pursuant to Maryland law.

ARCP	ARCT IV
Exculpation and Indemnification of Directors and Officers
Pre-Merger and Post-Merger:	Pre-Merger:
ARCP’s charter contains a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law. ARCP’s charter also obligates ARCP, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any individual who is a present or former director or officer of ARCP and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or (b) any individual who, while a director or officer of ARCP and at the request of ARCP, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity.	Subject to the limitations of Maryland law and to any additional limitations contained therein, ARCT IV’s charter limits directors’ and officers’ liability to ARCT IV and its stockholders for monetary damages and requires ARCT IV to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any individual who is a present or former director or officer of ARCT IV and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity, (b) any individual who, while a director or officer of ARCT IV and at the request of ARCT IV, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or (c) the ARCT IV Advisor of any of its affiliates acting as ARCT IV’s agent.
ARCT IV’s charter provides that ARCT IV may not indemnify its directors, its advisor or its advisor’s affiliates for losses or liability suffered by them or hold them harmless for losses or liability suffered by ARCT IV unless the following additional conditions are met: (a) the person seeking indemnification has determined, in good faith, that the course of conduct which caused the loss or liability was in ARCT IV’s best interests; (b) the person seeking indemnification was acting on ARCT IV’s behalf or performing services for ARCT IV; (c) the liability or loss was not the result of negligence or misconduct on the part of the person seeking indemnification, except that if the person seeking indemnification is or was an independent director, the liability or loss was not the result of gross negligence or willful misconduct; and (d) the indemnification or agreement to hold harmless is recoverable only out of ARCT IV’s net assets and not from its stockholders.

ARCP	ARCT IV
In addition, ARCT IV may not indemnify its directors, its advisor or its advisor’s affiliates for losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws unless one or more of the following conditions are met: (a) there has been a successful adjudication on the merits of each count involving alleged material securities law violations; (b) the claims have been dismissed with prejudice on the merits by a court of competent jurisdiction; or (c) a court of competent jurisdiction approves a settlement of the claims against the indemnitee and finds that indemnification of the settlement and related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and the published position of any state securities regulatory authority of a jurisdiction in which ARCT IV’s securities were offered or sold as to indemnification for securities law violations.
Finally, ARCT IV’s charter provides that ARCT IV may pay or reimburse reasonable legal expenses and other costs incurred by its directors, its advisor or its advisor’s affiliates in advance of final disposition of a proceeding only if all of the following conditions are satisfied: (a) the legal action relates to acts or omissions relating to the performance of duties or services for ARCT IV or on ARCT IV’s behalf by the person seeking indemnification; (b) the legal action is initiated by a third party who is not an ARCT IV stockholder or the legal action is initiated by an ARCT IV stockholder acting in his or her capacity as such and a court of competent jurisdiction specifically approves advancement; (c) the person seeking indemnification provides ARCT IV with a written affirmation of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by ARCT IV as authorized in the ARCT IV charter; and (d) the person seeking indemnification undertakes in writing to repay ARCT IV the advanced funds, together with interest at the applicable legal rate of interest, if the person seeking indemnification is found not to have complied with the requisite standard of conduct.

Copies of the charters and bylaws of ARCP and ARCT IV are available, without charge, to any person, including any beneficial owner to whom this proxy statement/prospectus is delivered, by following the instructions listed under “Where You Can Find More Information; Incorporation By Reference.”

In Light of ARCP's Offered Per Share Consideration Supported By a Fairness Opinion, ARCT IV Has Determined that Calculation of NAV has been Unnecessary to Date

ARCT IV did not calculate NAV or use a consultant for real estate valuation purposes. ARCT IV did not calculate NAV for the quarter ending June 30, 2013 because it received an offer price that was supported by the fairness opinion of its special financial advisor. In the event the merger of ARCP and ARCT IV does not occur, ARCT IV will calculate NAV.

STOCKHOLDER PROPOSALS

ARCT IV 2014 Annual Stockholder Meeting and Stockholder Proposals

If the mergers are completed on the expected timetable, ARCT IV does not intend to hold a 2014 annual meeting of its stockholders. However, if the merger is not completed, or if ARCT IV is otherwise required to do so under applicable law, ARCT IV would hold a 2014 annual meeting of stockholders. For a stockholder proposal to be properly submitted for presentation at the 2014 annual meeting of stockholders, if it is held, ARCT IV’s secretary must receive written notice of the proposal at its principal executive offices during the period beginning at 5:00 p.m., Eastern Time, on December 1, 2013 and ending at 5:00 p.m., Eastern Time, on December 31, 2013. In order to be included in the proxy statement, such proposals must comply with the requirements as to form and substance established by the SEC for such proposals and the notice and other requirements set forth in ARCT IV’s bylaws.

LEGAL MATTERS

The material U.S. federal income tax consequences of the merger as described in “Material U.S. Federal Income Tax Consequences — Material U.S. Federal Income Tax Consequences of the Merger” will be passed on by Duane Morris LLP, special M&A legal counsel to ARCP, and Weil, Gotshal & Manges LLP, special M&A legal counsel to ARCT IV. Certain U.S. federal income tax matters described in “Material U.S. Federal Income Tax Consequences — Material U.S. Federal Income Tax Consequences of Owning and Disposing of ARCP Common Stock and Series F Preferred Stock” will be passed on by Proskauer Rose LLP, general tax counsel to ARCP and ARCT IV. Certain matters of Maryland law, including the validity of the shares of ARCP to be issued in the merger, will be passed upon for ARCP by Venable LLP.

EXPERTS

The audited consolidated financial statements, schedule, and management’s assessment of the effectiveness of internal control over financial reporting of American Realty Capital Properties, Inc. and subsidiaries included and incorporated by reference in this prospectus and elsewhere in this registration statement have been included and incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said reports.

The audited consolidated financial statements and schedule of American Realty Capital Trust IV, Inc. and subsidiaries included and incorporated by reference in this prospectus and elsewhere in this registration statement have been included and incorporated by reference in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said report.

The audited consolidated financial statements, the related financial statement schedules and the effectiveness of internal control over financial reporting of CapLease, Inc. and subsidiaries incorporated by reference in this prospectus and elsewhere in this registration statement have been so incorporated by reference in reliance upon the report of McGladrey LLP (formerly McGladrey & Pullen, LLP), independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said report.

The Historical Summary of the GE Capital Portfolio included in the June 7, 2013 Current Report of American Realty Capital Properties, Inc. on Form 8-K/A incorporated by reference in this prospectus and elsewhere in the registration statement has been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing in giving said report.

The Historical Summary of the GE Capital Portfolio included in the July 15, 2013 Current Report of American Realty Capital Trust IV, Inc. on Form 8-K/A and the July 23, 2013 Current Report of American Realty Capital Properties, Inc. on Form 8-K/A incorporated by reference in this prospectus and elsewhere in the registration statement has been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing in giving said report.

The Historical Summary of the Inland Portfolio included in the September 25, 2013 Current Report of American Realty Capital Properties, Inc. on Form 8-K/A incorporated by reference in this prospectus and elsewhere in the registration statement has been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing in giving said report.

The Historical Summary of the Fortress Portfolio included in the October 7, 2013 Current Report of American Realty Capital Properties, Inc. on Form 8-K incorporated by reference in this prospectus and elsewhere in the registration statement has been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing in giving said report.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

ARCP and ARCT IV file reports and other information with the SEC. ARCP stockholders and ARCT IV stockholders may read and copy these reports, statements or other information filed by ARCP and ARCT IV at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an internet website that contains reports, proxy and information statements, and other information regarding issuers, including ARCP and ARCT IV, who file electronically with the SEC. The address of that site is http://www.sec.gov.

ARCP has filed this registration statement on Form S-4 to register with the SEC the shares of ARCP common stock to be issued to ARCT IV stockholders pursuant to the merger agreement. This proxy statement/prospectus forms a part of that registration statement and constitutes a prospectus of ARCP, in addition to being a proxy statement of ARCT IV for its special meeting. This registration statement, including the attached Annexes, exhibits and schedules, contains additional relevant information about ARCP and ARCT IV. As allowed by SEC rules, this proxy statement/prospectus does not contain all the information ARCP stockholders and ARCT IV stockholders can find in this registration statement or the exhibits to this registration statement.

The SEC allows ARCP to “incorporate by reference” information into this proxy statement/prospectus. This means that ARCP can disclose important information to ARCP stockholders by referring them to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information that is included directly in this proxy statement/prospectus or incorporated by reference subsequent to the date of this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents listed below that ARCP has previously filed with the SEC prior to the filing of this registration statement. They contain important information about ARCP and the financial condition of ARCP.

ARCP SEC Filings (File No. 001-35263)	Period and/or Date Filed
Annual Report on Form 10-K	Fiscal year ended December 31, 2012
Quarterly Report on Form 10-Q	Quarter ended March 31, 2013
Quarter ended June 30, 2013
Current Reports on Form 8-K or 8-K/A	January 3, 2013, January 8, 2013, January 14, 2013, January 17, 2013, January 22, 2013 (three filings on this date), January 24, 2013, January 28, 2013, January 29, 2013, February 1, 2013, February 7, 2013, February 12, 2013, February 14, 2013, February 15, 2013 (two filings on this date), February 21, 2013, February 26, 2013 (two filings on this date), February 28, 2013 (three filings on this date), March 1, 2013 (two filings on this date), March 6, 2013, March 7, 2013, March 8, 2013, March 15, 2013, March 18, 2013 (two filings on this date), March 20, 2013, March 21, 2013, March 22, 2013, March 26, 2013, March 27, 2013 (two filings on this date), April 2, 2013, April 5, 2013, April 8, 2013, April 11, 2013, April 16, 2013, April 19, 2013, April 23, 2013, April 25, 2013, April 26, 2013, May 2, 2013, May 6, 2013, May 8, 2013, May 15, 2013, May 28, 2013 (three filings on this date), May 30, 2013, May 31, 2013 (two filings on this date), June 4, 2013, June 5, 2013, June 7, 2013, June 10, 2013 (two filings on this date), June 12, 2013, June 14, 2013 (two filings on this date), June 17, 2013, July 2, 2013 (two filings on this date), July 5, 2013, July 8, 2013, July 9, 2013, July 16, 2013, July 18, 2013, July 23, 2013 (five filings on this date), July 24, 2013, July 29, 2013, August 2, 2013, August 5, 2013, August 6, 2013 (two filings on this date), August 9, 2013, August 20, 2013, August 21, 2013, September 3, 2013, September 5, 2013, September 9, 2013, September 10, 2013, September 16, 2013, September 19, 2013, September 25, 2013, September 27, 2013, October 7, 2013 (two filings on this date), October 10, 2013 and October 15, 2013 (two filings on this date).
Definitive Proxy Statement on Schedule 14A	Filed on April 30, 2013
Description of ARCP capital stock included in its Registration Statement on Form 8-A, including any subsequently filed amendments and reports filed for the purpose of updating such descriptions.	Filed on August 1, 2011

In addition, ARCP incorporates by reference additional documents that it may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and prior to effectiveness of this registration statement and between the date of this proxy statement/prospectus and the dates of ARCP’s special stockholder meeting and ARCT IV’s special stockholder meeting (other than information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K or exhibits filed under Item 9.01 relating to those Items, unless expressly stated otherwise therein). These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

ARCP also incorporates by reference the merger agreement attached to this proxy statement/prospectus as Annex A, and the amendments to the merger agreement attached to this proxy statement/prospectus as Annex D and Annex E.

ARCP has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to ARCP and Merger Sub, and ARCT IV has supplied all information contained in this proxy statement/prospectus relating to ARCT IV.

Documents incorporated by reference are available to ARCP stockholders, and copies of annual, quarterly and current reports, proxy statements and other information required to be filed with the SEC by ARCT IV are available to ARCT IV stockholders without charge upon written or oral request, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement/prospectus. ARCP stockholders and ARCT IV stockholders can obtain any of these documents by requesting them in writing or by telephone from the appropriate company at:

If you are an ARCP stockholder:

American Realty Capital Properties, Inc.
Attention: Corporate Secretary
405 Park Avenue, 15th Floor
New York, New York 10022
(212) 415-6500
www.arcpreit.com

If you are an ARCT IV stockholder:

American Realty Capital Trust IV, Inc.
Attention: Secretary
405 Park Avenue, 15th Floor
New York, New York 10022
(212) 415-6500
www.arct-4.com

or

American National Stock Transfer, LLC
405 Park Avenue, Concourse Level
New York, New York 10022
(877) 373-2522

In order for ARCT IV stockholders to receive timely delivery of the requested documents in advance of ARCT IV’s special stockholder meeting, ARCT IV should receive such request by no later than            , 2013.

If you have any questions about the merger or how to authorize your proxy, or you need additional copies of this proxy statement/prospectus, the enclosed proxy card or voting instructions, you can also contact the proxy solicitors hired by ARCT IV, at the following addresses and telephone numbers:

Boston Financial Data Services, Inc. 30 Dan Road Canton, Massachusetts 02021 For Questions, ARCP Stockholders May Call: (855) 800-9421 For Questions, Brokers and Banks May Also Call: (855) 800-9421	American National Stock Transfer, LLC 405 Park Avenue, Concourse Level New York, New York 10022 For Questions, ARCT IV Stockholders May Call: (877) 373-2522

If you are an ARCT IV stockholder and would like to obtain information relating to the value of ARCP common stock and Series F Preferred Stock to be issued on a per share basis as of the latest practicable date, you may call ANST at: (877) 373-2522.

To Vote Toll Free, ARCT IV Stockholders May Call: (866) 977-7699

ARCP stockholders and ARCT IV stockholders also may obtain these documents at the SEC’s website, http://www.sec.gov, and may obtain certain of these documents at ARCP’s website, www.arcpreit.com, by selecting “Investor Relations” and then selecting “SEC Filings,” and at ARCT IV’s website, www.arct-4.com, by selecting “Investor Relations” and then selecting “SEC Filings.” Information not filed with the SEC, but contained on ARCP’s and ARCT IV’s websites, is expressly not incorporated by reference into this proxy statement/prospectus.

ARCP and ARCT IV are not incorporating the contents of the websites of the SEC, ARCP, ARCT IV or any other person into this proxy statement/prospectus. ARCP and ARCT IV are providing only the information about how to obtain certain documents that are incorporated by reference into this proxy statement/prospectus at these websites for the convenience of ARCP stockholders and ARCT IV stockholders.

ARCP and ARCT IV have not authorized anyone to give any information or make any representation about the merger or their companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that are incorporated into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus is accurate only as of the date of this document unless the information specifically indicates that another date applies.

INDEX OF UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED FINANCIAL INFORMATION

American Realty Capital Properties, Inc.
Unaudited Pro Forma Consolidated Balance Sheet

The following unaudited pro forma Consolidated Balance Sheet is presented as if American Realty Capital Properties, Inc. (“the Company” or “ARCP”) had acquired the following on June 30, 2013: (i) CapLease, Inc. (“CapLease”), (ii) American Realty Capital Trust IV, Inc. (“ARCT IV”), including ARCT IV's acquisition of a portfolio of 578 properties to be acquired from affiliates of GE Capital, the majority of which were acquired subsequent to June 30, 2013 (“ARCT IV GE Capital Portfolio”), (iii) the individual properties purchased by ARCP and ARCT IV from July 1, 2013 to July 31, 2013, including the related financing thereon (iv) a portfolio of 120 properties to be acquired through AR Capital, LLC, which will be acquired from Fortress Investment Group, LLC (the “Fortress Portfolio”). Of the 120 properties, 41 were acquired subsequent to June 30, 2013 and the acquisition of the remaining properties is considered to be probable. (v) the equity interests in 67 companies to be acquired through AR Capital, LLC, which will be acquired from Inland American Real Estate Trust, Inc (the “Inland Portfolio”). The Inland Portfolio includes 33 buildings, including 2 multi-tenant buildings. Of the 33 buildings, 5 were acquired subsequent to June 30, 2013 and the acquisition of the remaining buildings is considered to be probable.

The Company purchased a portfolio of 477 properties from an affiliate of GE Capital Corp. (“the GE Capital Portfolio”) which closed on June 27, 2013. Therefore, the GE Capital Portfolio information is included in the ARCP Consolidated Balance Sheet as of June 30, 2013, and is presented in the unaudited pro forma Consolidated Statements of Operations for the six months ended June 30, 2013 and year ended December 31, 2012 as if the GE Capital Portfolio had been purchased at the beginning of the fiscal year presented and carried through the interim period presented.

In conjunction with the merger with CapLease, the Company will redeem all the outstanding shares of CapLease’s preferred stock for $25.00 per share as well as exchange all of the outstanding shares of CapLease’s common stock including common stock equivalents (partnership units and restricted shares) for $8.50 per share in exchange for all of the assets and liabilities of CapLease (“CapLease Merger”). The CapLease Merger is expected to close in the fourth quarter of 2013. However, as of the date of this report, the consummation of the CapLease Merger has not yet occurred and, although the Company believes that the completion of the CapLease Merger is probable, the closing of the CapLease Merger is subject to customary conditions, and therefore there can be no assurance that the CapLease Merger will be consummated. Accordingly, the Company cannot assure that the CapLease Merger as presented in the unaudited pro forma Consolidated Balance Sheet and unaudited pro forma Consolidated Statements of Operations will be completed based on the terms of the CapLease Merger or at all.

In conjunction with the merger of ARCP with ARCT IV (the “ARCT IV Merger”), the Company will exchange all of the outstanding shares of ARCT IV’s common stock for (i) $9.00 to be paid in cash, plus (ii) 0.5190 shares of the Company’s common stock, par value $0.01, and (iii) 0.5937 share of Series F Preferred Stock (“Series F Preferred Stock”), par value $0.01.

ARCP and ARCT IV are considered to be variable interest entities under common control. Both companies’ advisors are wholly owned subsidiaries of the companies’ sponsor, AR Capital, LLC. The sponsor and its related parties have ownership interests in ARCP through the ownership of shares of common stock and other equity interests. In addition, the advisors of both companies are contractually eligible to charge significant fees for their services to both of the companies including asset management fees, fees for the arrangement of financing and incentive fees and other fees. Due to the significance of these fees, the advisors and ultimately the sponsor are determined to have a significant economic interest in both companies in addition to having the power to direct the activities of the companies through the advisory agreements, which qualifies them as variable interest entities under common control in accordance with Accounting Principles Generally Accepted in the United States of America, or U.S. GAAP. The acquisition of an entity under common control is accounted for on the carryover basis of accounting whereby the assets and liabilities of the companies are recorded upon the merger on the same basis as they were carried by the companies on the merger date.

The ARCT IV Merger is expected to close in the fourth quarter of 2013. However, as of the date of this report, the consummation of the ARCT IV Merger has not yet occurred and although the Company believes that the completion of the ARCT IV Merger is probable, the closing of the ARCT IV Merger is subject to a vote by the common stockholders of each of the Company and ARCT IV and other customary conditions, and therefore there can be no assurance that the ARCT IV Merger will be consummated. Accordingly, the Company cannot assure that the ARCT IV Merger as presented in the unaudited pro forma Consolidated Balance Sheet and unaudited pro forma Consolidated Statements of Operations will be completed based on the terms of the ARCT IV Merger or at all.

As of the date of this report, 79 of the Fortress Portfolio properties had not been acquired by the Company. The purchase and sale agreement includes provisions that allow the Company to exclude certain properties based on criteria related to issues with obtaining clear title to the property and obtaining satisfactory environmental reports among other provisions. Therefore, the Company cannot assure that all 79 properties in the Fortress Portfolio presented in the accompanying Unaudited Pro Forma Consolidated Balance Sheet or the Unaudited Pro Forma Consolidated Statements of Operations will be included in the final purchased portfolio. Although the closing of the remainder of the acquisition is subject to certain conditions, including the completion of due diligence, there can be no assurance that the Company will acquire any or all of the remaining 79 properties, however, the Company believes that the completion of such acquisitions is probable.

As of the date of this report, 28 of the Inland Portfolio properties had not been acquired by the Company. The purchase and sale agreement includes provisions that allow the Company to exclude certain properties based on criteria related to issues with obtaining clear title to the property and obtaining satisfactory environmental reports among other provisions. Therefore, the Company cannot assure that all 28 properties in the Inland Portfolio presented in the accompanying Unaudited Pro Forma Consolidated Balance Sheet or the Unaudited Pro Forma Consolidated Statements of Operations will be included in the final purchased portfolio. Although the closing of the remainder of the acquisition is subject to certain conditions, including the completion of due diligence, there can be no assurance that the Company will acquire any or all of the remaining 28 properties, however, the Company believes that the completion of such acquisitions is probable.

This financial statement should be read in conjunction with the unaudited pro forma Consolidated Statement of Operations and the Company’s historical financial statements and notes thereto. The pro forma Consolidated Balance Sheet is unaudited and is not necessarily indicative of what the actual financial position would have been had the Company acquired the individual properties, the GE Capital Portfolio, CapLease, or ARCT IV, including the ARCT IV GE Capital Portfolio, the Fortress Portfolio and the Inland Portfolio as of June 30, 2013, nor does it purport to present the future financial position of the Company.

American Realty Capital Properties, Inc.
Unaudited Pro Forma Consolidated Balance Sheet
June 30, 2013
(In thousands)

	ARCP Historical (1)	Subsequent Activity Adjustments (2)		ARCP as Adjusted	CapLease Historical (3)	CapLease Merger Related Adjustments (4)		ARCP as Adjusted with CapLease Pro Forma	ARCT IV Historical (5)	ARCT IV Subsequent Activity Adjustments (6)		ARCT IV GE Capital Portfolio (7)		ARCT IV Merger Related Adjustments (8)		ARCP as Adjusted with CapLease and ARCT IV Pro Forma	Fortress Portfolio (9)		Inland Portfolio (10)		ARCP Pro Forma
Assets
Real estate investments, at cost:
Land	$504,562	$10,367	(11)	$514,929	$235,282	$2,458	(11)	$752,669	$249,931	$8,434	(11)	$245,156	(11)	$—		$1,256,190	$94,680	(11)	$78,821	(11)	$1,429,691
Buildings, fixtures and improvements	2,043,270	33,097	(11)	2,076,367	1,543,880	16,131	(11)	3,636,378	770,009	108,525	(11)	572,031	(11)	—		5,086,943	443,180	(11)	368,947	(11)	5,899,070
Construction in progress	—	—		—	2,361	—		2,361	—	—		—		—		2,361	—		—		2,361
Acquired intangible lease assets	318,488	4,916	(11)	323,404	183,939	1,922	(11)	509,265	113,465	17,897	(11)	81,002	(11)	—		721,629	67,565	(11)	65,262	(11)	854,456
Total real estate investments, at cost	2,866,320	48,380		2,914,700	1,965,462	20,511		4,900,673	1,133,405	134,856		898,189		—		7,067,123	605,425		513,030		8,185,578
Less: accumulated depreciation and amortization	(108,765)	—		(108,765)	(336,980)	336,980	(12)	(108,765)	(7,905)	—		—		—		(116,670)	—		—		(116,670)
Total real estate investments, net	2,757,555	48,380		2,805,935	1,628,482	357,491		4,791,908	1,125,500	134,856		898,189		—		6,950,453	605,425		513,030		8,068,908
Cash and cash equivalents	10,958	250,866		261,824	24,618	(30,123)		256,319	261,490	(136,060)		(173,556)		(105,800	)(27)	102,393	—		—		102,393
Investment in direct financing leases, net	67,518	—		67,518	—	—		67,518	8,892	—		1,973		—		78,383	—		—		78,383
Investment securities, at fair value	9,920	—		9,920	58,859	—		68,779	68,082	—		—		—		136,861	—		—		136,861
Derivatives, at fair value	10,161	—		10,161	—	—		10,161	41	—		—		—		10,202	—		—		10,202
Loans held for investment, net	—	—		—	24,061	2,544	(13)	26,605	—	—		—		—		26,605	—		—		26,605
Restricted cash	1,576	—		1,576	302	—		1,878	—	—		—		—		1,878	—		—		1,878
Prepaid expenses and other assets	14,626	—		14,626	73,727	(33,405	)(14)	54,948	50,262	—		—		1,070	(28)	106,280	—		—		106,280
Deferred costs, net	38,443	10,075		48,518	11,971	(11,971	)(15)	48,518	15,064	—		—		—		63,582	—		—		63,582
Assets held for sale	6,028	—		6,028	—	—		6,028	—	—		—		—		6,028	—		—		6,028
Receivable for issuance of common stock	—	—		—	—	—		—	443	—		—		—		443	—		—		443
Goodwill and other intangible assets	—	—		—	—	108,947	(16)	108,947	—	—		—		—		108,947	—		—		108,947
Total assets	$2,916,785	$309,321		$3,226,106	$1,822,020	$393,483		$5,441,609	$1,529,774	$(1,204)		$726,606		$(104,730)		$7,592,055	$605,425		$513,030		$8,710,510

American Realty Capital Properties, Inc.
Unaudited Pro Forma Consolidated Balance Sheet — (continued)
June 30, 2013
(In thousands)

	ARCP Historical (1)	Subsequent Activity Adjustments (2)		ARCP as Adjusted	CapLease Historical (3)	CapLease Merger Related Adjustments (4)		ARCP as Adjusted with CapLease Pro Forma	ARCT IV Historical (5)	ARCT IV Subsequent Activity Adjustments (6)		ARCT IV GE Capital Portfolio (7)		ARCT IV Merger Related Adjustments (8)		ARCP as Adjusted with CapLease and ARCT IV Pro Forma	Fortress Portfolio (9)		Inland Portfolio (10)		ARCP Pro Forma
Liabilities and Equity
Mortgage notes payable	$269,918	$—		269,918	$991,483	$46,501	(15)	$1,307,902	$2,124	$—		$—		$—		$1,310,026	$112,258	(32)	$319,676	(32)	$1,741,960
Convertible debt	—	299,391		299,391	—	—		299,391		—		—		—		299,391	—		—		299,391
Secured term loan	—	—		—	63,045	221	(15)	63,266	—	—		—		—		63,266	—		—		63,266
Secured credit agreements	—	—		—	99,457	—		99,457	—	—		—		—		99,457	—		—		99,457
Senior corporate credit facility	600,000	—		600,000	—	481,103	(17)	1,081,103	—	—		739,112		465,903	(29)	2,286,118	199,866	(33)	—		2,485,984
Convertible senior notes	—	—		—	19,210	(19,210	)(18)	—	—	—		—		—		—	—		—		—
Other long-term debt	—	—		—	30,930	470,824	(19)	501,754	—	—		—		110,000	(34)	611,754	300,000	(34)	202,147	(34)	1,113,901
Convertible obligation to Series C Convertible Preferred stockholders	445,000	—		445,000	—	(445,000	)(20)	—	—	—		—		—		—	—		—		—
Contingent value rights obligation to preferred and common investors, at fair value	31,134			31,134	—	(15,041	)(21)	16,093	—	—		—		—		16,093	—		—		16,093
Derivatives, at fair value	1,186	—		1,186	—	—		1,186	—	—		—		—		1,186	—		—		1,186
Accounts payable, accrued expenses and other liabilities	12,060	—		12,060	60,000	(287	)(14)	71,773	5,494	—		—		—		77,267	—		—		77,267
Deferred rent	5,274	—		5,274	—	—		5,274	1,796	—		—		—		7,070	—		—		7,070
Distributions payable	1	—		1	10,138	—		10,139	9,717	—		—		—		19,856	—		—		19,856
Total liabilities	1,364,573	299,391		1,663,964	1,274,263	519,111		3,457,338	19,131	—		739,112		575,903		4,791,484	612,124		521,823		5,925,431
Preferred stock	8	—		8	150,717	(150,518	)(22)	207	—	—		—		429	(30)	636	—		—		636
Common stock	1,846	—		1,846	888	(723	)(22)	2,011	709	—		—		375	(30)	3,095	—		—		3,095
Additional paid-in capital	1,801,460	10,609		1,812,069	395,445	72,737	(23)	2,280,251	1,550,697	—		—		(651,707	)(30)	3,179,241	—		—		3,179,241
Accumulated other comprehensive income (loss)	8,919	—		8,919	(297)	297	(24)	8,919	(1,337)	—				—		7,582	—		—		7,582
Accumulated deficit	(379,502)	(679	)(25)	(380,181)	—	(46,417	)(25)	(426,598)	(68,175)	(1,204	)(25)	(12,506	)(25)	(95,970	)(25)	(604,453)	(6,699	)(25)	(8,793	)(25)	(619,945)
Total stockholders' equity	1,432,731	9,930		1,442,661	546,753	(124,624)		1,864,790	1,481,894	(1,204)		(12,506)		(746,873)		2,586,101	(6,699)		(8,793)		2,570,609
Non-controlling interests	119,481	—		119,481	1,004	(1,004	)(26)	119,481	28,749	—		—		66,240	(31)	214,470	—		—		214,470
Total equity	1,552,212	9,930		1,562,142	547,757	(125,628)		1,984,271	1,510,643	(1,204)		(12,506)		(680,633)		2,800,571	(6,699)		(8,793)		2,785,079
Total liabilities and equity	$2,916,785	$309,321		$3,226,106	$1,822,020	$393,483		$5,441,609	$1,529,774	$(1,204)		$726,606		$(104,730)		$7,592,055	$605,425		$513,030		$8,710,510

American Realty Capital Properties, Inc.
Notes to Unaudited Pro Forma Consolidated Balance Sheet

(1)	Reflects the historical Consolidated Balance Sheet of American Realty Capital Properties, Inc. for the period indicated as presented in the Company’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on August 6, 2013.
(2)	Reflects adjustments to best reflect the current portfolio, debt balances and capital structure including adjustments to:
(i)	Reflect ARCP property acquisitions from July 1, 2013 to September 30, 2013 of 33 properties with a total purchase price of $48.3 million and $0.1 million of other asset additions. These acquisitions were funded through the issuance of convertible debt described in (ii) below.
(ii)	Reflects the issuance of $310.0 million of convertible debt, with a fair value of $299.4 million, bearing an annual interest rate of 3.0% (“Notes”). The Notes will mature on August 1, 2018, unless earlier repurchased, redeemed or converted. Holders may convert all or any portion of their Notes, in multiples of $1,000 principal amount, at their option at any time prior to the close of business on the business day immediately preceding February 1, 2018 only under certain circumstances. On or after February 1, 2018, until the close of business on the business day immediately preceding the maturity date of the Notes, holders may convert all or any portion of their Notes, in multiples of $1,000 principal amount, at the option of the holder regardless of the circumstances. The conversion rate for the Notes is initially 59.8050 shares of the Company’s common stock per $1,000 principal amount of Notes (equivalent to an initial conversion price of approximately $16.72 per share of the Company’s common stock, representing a 15% conversion premium based on the closing price of the Company’s common stock of $14.54 per share on July 23, 2013). The initial conversion rate is subject to adjustment upon the occurrence of certain events. Upon conversion, the Company will pay or deliver, as the case may be, cash, shares of its common stock or a combination of cash and shares of its common stock, at the Company’s election. The fair value of convertible debt was estimated by a discounting the cash flow of the debt using a market interest rate, estimated to be 3.76%, which the Company believes represents the rate at which it could enter into a similar debt arrangement without the conversion features associated with this debt.
(3)	Reflects the historical Balance Sheet of CapLease for the period indicated as presented in CapLease’s Form 10-Q filed with the SEC on August 7, 2013. Certain balances reported in CapLease’s previously issued financial statements have been reclassified to conform to ARCP’s presentation.
(4)	Reflects pro forma adjustments to record the assets and liabilities of CapLease at their fair values and to record cash consideration of $956.1 million to be paid to the CapLease’s shareholders, the manditory conversion of the Company’s Series C Convertible Preferred Stock (“Series C Stock”) and payment of obligations for contingent value rights to the Series C Stockholders (“Preferred CVR”) and estimated CapLease Merger related costs of $27.0 million incurred in the CapLease Merger transaction. These amounts were funded through borrowings which are further described in notes (15) and (17).
(5)	Reflects the historical Balance Sheet of ARCT IV for the period indicated as presented in ARCT IV’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on August 14, 2013.
(6)	Reflects adjustments to record ARCT IV property acquisitions from July 1, 2013 to September 30, 2013 of 71 properties with a total purchase price of $134.9 million. Property purchases were funded with available cash.
(7)	Reflects pro forma adjustments for the ARCT IV GE Capital Portfolio acquisition of 578 properties, 536 of which were acquired subsequent to June 30, 2013 and 43 of which are deemed to be probable to be acquired. The acquisitions were or are anticipated to be funded with $214.4 million of available cash, the cash proceeds from the sale of $68.1 million in investment securities and $625.0 million of funding from the Company’s line of credit facility at an annualized interest rate of 1.80%.
(8)	Adjustments and pro forma balance based on the purchase of all of the outstanding shares of ARCT IV’s common stock for (i) $9.00 to be paid in cash, plus (ii) 0.5190 shares of the Company’s common stock, par value $0.01, and (iii) 0.5937 share of Series F Preferred Stock (“Series F Preferred Stock”), par value $0.01.

The Series F Preferred Stock is not redeemable by the Company before the fifth anniversary of the date on which such Series F Preferred Stock is issued (the “Initial Redemption Date”), except under circumstances intended to preserve the Company’s status as a real estate investment trust for federal and/or state income tax purposes and except as described below upon the occurrence of a change of control (as defined). On and after the Initial Redemption Date, the Company may, at its option, redeem shares of the Series F Preferred Stock, in whole or from time to time in part, at a redemption price of $25.00 per share plus, subject to exceptions, any accrued and unpaid dividends thereon to the date fixed for redemption. In addition, upon the occurrence of a change of control, the Company may, at its option, redeem shares of the Series F Preferred Stock, in whole or in part, within 120 days after the first date on which such change of control occurred, at a redemption price of $25.00 per share plus, subject to exceptions, any accrued and unpaid dividends thereon to the date fixed for redemption. Upon the occurrence of a change of control after which neither the Company nor the acquiring entity has a class of common securities listed on a national stock exchange, each holder of Series F Preferred Stock will have the right (unless, prior to the change of control conversion date (as defined), the Company has provided or provides notice of its election to redeem some or all of the shares of Series F Preferred Stock as provided in either of the two preceding sentences, in which case such holder will have the right only with respect to shares of Series F Preferred Stock that are not called for redemption) to convert some or all of the shares of Series F Preferred Stock into the Company’s common stock (or, in specified circumstances, certain alternative consideration). The shares of Series F Preferred Stock have no stated maturity, are not subject to any sinking fund or mandatory redemption and will remain outstanding indefinitely unless the Company redeems or otherwise repurchases them or they become convertible and are converted into common stock (or, if applicable, alternative consideration).

The impact of bifurcating the Series F Preferred Stock conversion feature as an imbedded derivative has not yet been determined. If determined, a bifurcated embedded derivative would be classified as a liability and recorded at fair value with a corresponding reduction to equity.

As the acquisition of ARCT IV will be accounted for on the carryover basis, no adjustments have been made to the fair value of its assets and liabilities.

(9)	Reflects the pro forma balance sheet of the Fortress Portfolio for the period indicated as presented in the Company’s Current Report on Form 8-K filed with the SEC on October 7, 2013.
(10)	Reflects the pro forma balance sheet of the Inland Portfolio for the period indicated as presented in the Company’s Current Report on Form 8-K/A filed with the SEC on September 25, 2013.
(11)	The Company allocates the purchase price of acquired properties to tangible and identifiable intangible assets acquired based on their respective fair values. Tangible assets include land, land improvements, buildings, fixtures and tenant improvements on an as-if vacant basis. The Company utilizes various estimates, processes and information to determine the as-if vacant property value. Estimates of value are made using customary methods, including data from appraisals, comparable sales, discounted cash flow analysis and other methods. Amounts allocated to land, land improvements, buildings, fixtures, and tenant improvements are based on cost segregation studies performed by independent third-parties or the Company's analysis of comparable properties in its portfolio. Identifiable intangible assets include amounts allocated to acquire leases for above- and below-market lease rates and the value of in-place leases. Depreciation is computed using the straight-line method over the estimated lives of forty years for buildings, fifteen years for land improvements, five years for fixtures and the shorter of the useful life or the remaining lease term for tenant improvements.

The aggregate value of intangible assets related to in-place leases is primarily the difference between the property valued with existing in-place leases adjusted to market rental rates and the property valued as-if vacant. Factors considered in the analysis of the in-place lease intangibles include an estimate of carrying costs during the expected lease-up period for each property, taking into account current market conditions and costs to execute similar leases. In estimating carrying costs, the Company includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up period, which is estimated to be nine months. Estimates of costs to execute similar leases including leasing commissions, legal and other related expenses are also utilized. The value of in-place leases is amortized to expense over the initial term of the respective lease, which ranges from six to 13 years. If a tenant terminates its lease, the unamortized portion of the in-place lease value and intangible is charged to expense.

Above-market and below-market in-place lease values, if any, are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between the contractual amounts to be paid pursuant to the in-place leases and management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancellable term of the lease. The capitalized above-market lease intangibles are amortized as a decrease to rental income over the remaining term of the lease. The capitalized below-market lease values will be amortized as an increase to rental income over the remaining term and any fixed rate renewal periods provided within the respective leases. In determining the amortization period for below-market lease intangibles, the Company initially will consider, and periodically evaluate on a quarterly basis, the likelihood that a lessee will execute the renewal option. The likelihood that a lessee will execute the renewal option is determined by taking into consideration the tenant's payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located.

In making estimates of fair values for purposes of allocating purchase price, the Company utilizes a number of sources, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective property and other market data. The Company also considers information obtained about each property as a result of pre-acquisition due diligence, as well as subsequent marketing and leasing activities, in estimating the fair value of the tangible and intangible assets acquired and intangible liabilities assumed. The allocations presented in the accompanying Pro Forma Consolidated Balance Sheet are substantially complete; however, there are certain items that will be finalized once additional information is received. Accordingly, these allocations are subject to revision when final information is available, although the Company does not expect future revisions to have a significant impact on its financial position or results of operations.

(12)	Reflects the elimination of CapLease’s historical accumulated depreciation and amortization upon acquisition.
(13)	Reflects an adjustment to the fair value for loans held for investment by CapLease based upon discounted cash flows and estimates of current interest rates for loans with similar terms.
(14)	Reflects the elimination of CapLease’s existing straight-line rent adjustments.
(15)	Reflects an adjustment to the fair value of debt assumed in the CapLease Merger based on discounted cash flows and estimates of current interest rates for similar debt instruments, and write-off of the related unamortized balance of deferred financing costs incurred by CapLease on the assumed debt.
(16)	Reflects preliminary adjustment to record goodwill and other intangible assets including intangibles for customer relationships. Amount is preliminary and will be finalized once the purchase price allocation to the assets and liabilities acquired is finalized.
(17)	Reflects additional borrowings on the Company’s existing unsecured line of credit at an estimated annualized rate of 3.00%. The Company has commitments on its unsecured credit facility (including revolving and term loans) for total borrowings of $1.7 billion with an accordion feature of up to $2.5 billion, subject to borrowing base availability among other conditions.
(18)	Reflects the required redemption of CapLease’s Convertible Senior Notes subject to the CapLease Merger Agreement.
(19)	Reflects the anticipated issuance of $475.0 million of term debt at an assumed interest rate of 3.00%, partially offset by a $4.1 million fair value adjustment to CapLease’s debt balance.
(20)	Reflects the required conversion of the Series C Stock upon the consummation of the CapLease Merger. In accordance with the agreement dated September 15, 2013, the Series C Stock will be converted to 1.4 million shares of common stock representing $18.3 million of value, and the remaining balance will be paid in cash in accordance with the original Series C Stock agreement. Total consideration to be paid in cash will be $435.6 million. Certain holders of the Series C Stock have agreed to reinvest their cash proceeds into Series D Stock representing $249.6 million or 18.8 million shares. The remaining stock holders will convert their Series C Stock to common stock representing $186.0 million or 15.1 million shares. The impact of bifurcating the Series D Cumulative Convertible Preferred Stock conversion feature as an imbedded derivative has not yet been determined. If determined, a bifurcated embedded derivative would be classified as a liability and recorded at fair value with a corresponding reduction to equity.
(21)	Reflects the required repayment of the Preferred CVRs upon the closing of the CapLease Merger. In accordance with the agreement dated September 15, 2013, the Preferred CVRs will be settled for $0.90 per Preferred CVR or a total of $25.6 million. The holders of certain of the Preferred CVRs have agreed to reinvest their payment into a new Series D Cumulative Convertible Preferred stock (“Series D Stock”) representing $14.6 million or 1.1 million shares with the remaining $11.0 million paid in cash.
(22)	Reflects the elimination of CapLease’s Preferred stock capital balance of $150.7 million partially offset by an increase of $0.2 million for the par value of preferred stock to be issued for the Series C Stock conversion and Preferred CVR repayment, and the elimination of CapLease’s common stock capital balance of $0.9 million partially offset by an increase of $0.2 million for the par value of common stock to be issued for the conversion of Series C Stock.
(23)	Reflects the elimination of CapLease’s capital balance of $395.4 million, offset by the issuance of $459.6 million of equity securities comprised of 19.9 million shares of Series D Stock and 16.5 million shares of common stock for conversion of the Series C Stock explained in note 18 above and the repayment of the Preferred CVR explained in note 19 above. Also includes a fair value adjustment of $8.9 million to settle the Series C Stock obligation.
(24)	Reflects adjustment for the elimination of CapLease’s accumulated other comprehensive income balance.
(25)	Reflects estimated costs of the respective merger or acquisition including professional fees for investment banking, legal services and accounting fees, printing fees. These fees are estimated based in part on contractual arrangements and in part on estimates derived from similar mergers that the Company’s external advisor has knowledge of including the February 28, 2013 merger of ARCT III with the Company. For the CapLease merger, amount includes $8.9 million of expenses related to the conversion of the Series C Stock and $10.5 million related to the payment of the Preferred CVRs. For the CapLease Merger, amount includes costs of the Preferred CVR described in note (21) above that have been expensed. For the ARCT IV Merger, amount includes estimated costs of the issuance of operating partnership units described in Note 31 below.
(26)	Reflects the elimination of CapLease’s non-controlling interests related to partnership units, which will be canceled and converted to the right to receive $8.50 per partnership unit.
(27)	Reflects the use of $100.0 million of available cash for the repurchase of shares of ARCT IV common stock. In addition, the Company entered into an asset purchase agreement whereby they agreed to purchase assets from their external advisor in addition to the reimbursement of certain expenses related to the ARCT IV Merger and issuance of common stock for a total of $5.8 million. Also includes estimated merger costs of approximately $25.0 million.
(28)	Reflects the purchase of assets with a cost basis of $1.1 million from the external advisor.
(29)	Reflects the anticipated additional borrowing on the Company’s unsecured line of credit at an estimated borrowing rate of 3.00%. The Company has commitments on its unsecured facility (including revolving and term loans) of $1.7 billion with an accordion feature of up to $2.5 billion, subject to borrowing base availability among other conditions.
(30)	Reflects the issuance of 42.9 million shares of Series F Preferred stock and 37.5 million shares of common stock. See note 8 for a description of the exchange of ARCT IV common stock for cash and equity shares of the Company.

Cash of $9.00 per share for each outstanding share of ARCT IV	$(650,903)
Par value of ARCP shares exchanged for ARCT IV shares	$(804)
$(651,707)
(31)	Reflects $3.7 million for 0.1 million operating partnership units of ARCT IV that will convert to 0.3 million operating partnership units of ARCP upon consummation of the ARCT IV Merger at an assumed value of $12.50 per share. In addition, the sponsor of ARCT IV is entitled to a fee based compensation on the achievement of certain total return to the ARCT IV shareholders, as applicable. This estimated calculation is based on the number of shares of ARCT IV outstanding and the conversion ratio as defined in the ARCT IV Merger agreement, as well as the Company’s stock price on the merger date. At an assumed stock price of $12.50, the fee would be $61.6 million. Should the stock price on the merger date be $0.50 higher or lower, the fee could be approximately $2.8 million higher or lower, and result in an increase, in the case of a higher stock price in the number of operating partnership units outstanding, or decrease, in the case of a lower stock price in the number of operating partnership units outstanding of approximately 0.1 million units. The actual amount to be paid will not be known until the ARCT IV Merger date. The fee will be paid in OP units in ARCP’s operating partnership which represent equity interests in the Company’s consolidated operating partnership.

(32)	Reflects mortgage notes payable which the Company intends to assumed from the seller upon the closing of the respective portfolios, at fair value. The Fortress Portfolio mortgage note bears an annualized interest rate of 5.55% and the Inland Portfolio mortgage notes bear an annualized interest rate of between 5.90% and 6.34%.
(33)	Reflects the anticipated additional borrowing on the Company’s unsecured line of credit at an estimated borrowing rate of 3.00%. The Company has commitments on its unsecured facility (including revolving and term loans) of $1.7 billion with an accordion feature of up to $2.5 billion, subject to borrowing base availability among other conditions.
(34)	Reflects the anticipated issuance of $110.0 million of term debt for the ARCT IV Merger, $300.0 million of term debt for the Fortress Portfolio and $202.1 million of term debt for the Inland Portfolio at an assumed interest rate of 3.00% used to partially fund the cash payment for the purchase of the two Portfolio’s assets and closing costs. The issuance of equity securities is based on a number of factors including the availability of alternative debt instruments and the ability to issue preferred equity securities among other factors.

American Realty Capital Properties, Inc.
Unaudited Pro Forma Consolidated Statement of Operations
Six Months Ended June 30, 2013
(In thousands, except share based data)

	ARCP Historical (1)	Subsequent Activity Adjustments (2)	GE Capital Portfolio (3)	GE Capital Portfolio Acquisition Adjustments (4)		ARCP as Adjusted	CapLease Historical (5)	CapLease Merger Related Adjustments (6)		ARCP as Adjusted with CapLease Pro Forma	ARCT IV Historical (7)	ARCT IV Subsequent Activity Adjustments (8)
Revenues:
Rental income	$81,379	$34,350	$27,320	$558 (16)		$143,607	$72,536	$6,351 (16)		$222,494	$12,048	$18,818
Direct financing lease income	—	—	1,580	—		1,580	—	—		1,580	—	—
Operating expense reimbursements	3,652	—	310	—		3,962	12,239	—		16,201	634	—
Other revenues	—	—	68	—		68	3,703	—		3,771	—	—
Total revenues	85,031	34,350	29,278	558		149,217	88,478	6,351		244,046	12,682	18,818
Operating expenses:
Acquisition related	20,726	—	—	—		20,726	—	—		20,726	26,890	—
Merger and other transaction related	142,449	—	—	—		142,449	2,421	—		144,870	1,713	—
Property operating	4,869	—	630	—		5,499	18,340	—		23,839	766	—
General and administrative	2,432	—	—	—		2,432	6,313	—		8,745	1,392	—
Equity-based compensation	4,330	—	—	—		4,330	1,770	(1,770) (20)		4,330	—	—
Depreciation and amortization	52,829	36,504	—	15,858	(17)	105,191	24,633	15,079	(17)	144,903	7,590	30,370
Operating fees to affiliates	—	—	—	1,412	(18)	1,412	—	4,015	(18)	5,427	—	—
Total operating expenses	227,635	36,504	630	17,270		282,039	53,477	17,324		352,840	38,351	30,370
Operating income (loss)	(142,604)	(2,154)	28,648	(16,712)		(132,822)	35,001	(10,973)		(108,794)	(25,669)	(11,552)
Other income (expenses):
Interest expense	(17,454)	(17,049)	—	—		(34,503)	(32,507)	(9,157	)(21)	(76,167)	(186)	—
Loss on contingent value rights	(31,134)	—	—	—		(31,134)	—	—		(31,134)		—
Income from investment securities	218	—	—	—		218	—	—		218	1,759	—
Gain on sale of investment securities	451	—	—	—		451	—	—		451	—	—
Loss on derivative instruments	(45)	—	—	—		(45)	5	—		(40)	—	—
Other income (expense)	126	—	—	—		126	—	—		126	419	—
Total other expenses	(47,838)	(17,049)	—	—		(64,887)	(32,502)	(9,157)		(106,546)	1,992	—
Income (loss) from continuing operations	(190,442)	(19,203)	28,648	(16,712)		(197,709)	2,499	(20,130)		(215,340)	(23,677)	(11,552)
Net income (loss) from continuing operations attributable to non-controlling interests	756	778	—	(484	)(19)	1,050	8	665	(19)	1,723	155	—
Net income (loss) from continuing operations attributable to stockholders	(189,686)	(18,425)	28,648	(17,196)		(196,659)	2,507	(19,465)		(213,617)	(23,522)	(11,552)
Discontinued operations:
Income from operations of held for sale properties	63	—	—	—		63	—	—		63	—	—
Gain on held for sale properties	14	—	—	—		14	—	—		14	—	—
Net income from discontinued operations	77	—	—	—		77	—	—		77	—	—
Net income from discontinued operations attributable to non-controlling interests	(4)	—	—	—		(4)	—	—		(4)	—	—
Net income from discontinued operations attributable to stockholders	73	—	—	—		73	—	—		73	—	—
Net income (loss)	(190,365)	(19,203)	28,648	(16,712)		(197,632)	2,499	(20,130)		(215,263)	(23,677)	(11,552)
Dividends allocable to preferred shares	—	—	—	—		—	(6,791)	6,791	(22)	—	—	—
Net income (loss) attributable to non-controlling interests	752	778	—	(484	)(19)	1,046	8	665	(19)	1,719	155	—
Net income (loss) attributable to stockholders	$(189,613)	$(18,425)	$28,648	$(17,196)		$(196,586)	$(4,284)	$(12,674)		$(213,544)	$(23,522)	$(11,552)
Earnings per share:
Basic	$(1.20)					$(1.24)				$(1.22)
Fully diluted	$(1.20)					$(1.24)				$(1.22)
Weighted average common shares:
Basic and diluted(25)	157,904					157,904		16,538		174,442

American Realty Capital Properties, Inc.
Unaudited Pro Forma Consolidated Statement of Operations  — (continued)
Six Months Ended June 30, 2013
(In thousands, except share based data)

	ARCT IV GE Capital Portfolio (9)	ARCT IV GE Capital Portfolio Acquisition Adjustments (10)		ARCT IV Merger Related Adjustments (11)		ARCP as Adjusted with CapLease and ARCT IV Pro Forma	Fortress Portfolio (12)	Pro Forma Adjustments Fortress Portfolio (13)		Inland Portfolio (14)	Pro Forma Adjustments Inland Portfolio (15)		ARCP Pro Forma
Revenues:
Rental income	$49,500	$1,344	(16)	$—		$304,204	$19,675	$616	(16)	$22,876	$818	(16)	$348,189
Direct financing lease income	224	—		—		1,804	—	—		—	—		1,804
Operating expense reimbursements	166	—		—		17,001	547	—		1,710	—		19,258
Other revenues	68	—		—		3,839	72	—		64	—		3,975
Total revenues	49,958	1,344		—		326,848	20,294	616		24,650	818		373,226
Operating expenses:
Acquisition related	—	—		—		47,616	—	—		—	—		47,616
Merger and other transaction related	—	—		(8,814	)(23)	137,769	—	—		—	—		137,769
Property operating	529	—		—		25,134	693	—		2,557	—		28,384
General and administrative	—	—		—		10,137	—	—		—	—		10,137
Equity-based compensation	—	—		—		4,330	—	—		—	—		4,330
Depreciation and amortization	—	23,690	(17)	—		206,553	—	13,578	(17)	—	9,942	(17)	230,073
Operating fees to affiliates	—	—		4,333	(18)	9,760	—	1,211	(18)	643	383	(18)	11,997
Total operating expenses	529	23,690		(4,481)		441,299	693	14,789		3,200	10,325		470,306
Operating income (loss)	49,429	(22,346)		4,481		(114,451)	19,601	(14,173)		21,450	(9,507)		(97,080)
Other income (expenses):
Interest expense	—	(6,615	)(21)	(8,639	)(21)	(91,607)	—	(10,977	)(21)	—	(13,701	)(21)	(116,285)
Loss on contingent value rights	—	—				(31,134)	—	—		—	—		(31,134)
Income from investment securities	—	—		—		1,977	—	—		—	—		1,977
Gain on sale of investment securities	—	—		—		451	—	—		—	—		451
Loss on derivative instruments	—	—		—		(40)	—	—		—	—		(40)
Other income (expense)	—	—		—		545	—	—		—	—		545
Total other expenses	—	(6,615)		(8,639)		(119,808)	—	(10,977)		—	(13,701)		(144,486)
Income (loss) from continuing operations	49,429	(28,961)		(4,158)		(234,259)	19,601	(25,150)		21,450	(23,208)		(241,566)
Net income (loss) from continuing operations attributable to non-controlling interests	—	(34)		1,057	(19)	2,901	—	271	(19)	—	82	(19)	3,254
Net income (loss) from continuing operations attributable to stockholders	49,429	(28,995)		(3,101)		(231,358)	19,601	(24,879)		21,450	(23,126)		(238,312)
Discontinued operations:
Income from operations of held for sale properties	—	—		—		63	—	—		—	—		63
Gain on held for sale properties	—	—		—		14	—			—	—		14
Net income from discontinued operations	—	—		—		77	—	—		—	—		77
Net income from discontinued operations attributable to non-controlling interests	—					(4)	—	—		—	—		(4)
Net income from discontinued operations attributable to stockholders	—	—		—		73	—	—		—	—		73
Net income (loss)	49,429	(28,961)		(4,158)		(234,182)	19,601	(25,150)		21,450	(23,208)		(241,489)
Dividends allocable to preferred shares	—	—		(35,960	)(24)	(35,960)	—	—		—	—		(35,960)
Net income (loss) attributable to non-controlling interests	—	(34)		1,057	(19)	2,897	—	271	(19)	—	82	(19)	3,250
Net income (loss) attributable to stockholders	$49,429	$(28,995)		$(39,061)		$(267,245)	$19,601	$(24,879)		$21,450	$(23,126)		$(274,199)
Earnings per share:
Basic						$(1.26)							$(1.29)
Fully diluted						$(1.26)							$(1.29)
Weighted average common shares:
Basic and diluted (25)				37,535		211,977							211,977

American Realty Capital Properties, Inc.
Unaudited Pro Forma Consolidated Statement of Operations
Year Ended December 31, 2012
(In thousands, except share based data)

	ARCP Historical (1)	Subsequent Activity Adjustments (2)	GE Capital Portfolio (3)	GE Capital Portfolio Acquisition Adjustments (4)		ARCP as Adjusted	CapLease Historical (5)	CapLease Merger Related Adjustments (6)		ARCP as Adjusted with CapLease Pro Forma	ARCT IV Historical (7)
Revenues:
Rental income	$64,791	$166,666	$49,246	$891	(16)	$281,594	$137,126	$7,582	(16)	$426,302	$378
Direct financing lease income	—	—	2,947	—		2,947	—	—		2,947	—
Operating expense reimbursements	2,002	—	302	—		2,304	16,287	—		18,591	36
Other revenues	—	—	350	—		350	8,629	—		8,979	—
Total revenues	66,793	166,666	52,845	891		287,195	162,042	7,582		456,819	414
Operating expenses:
Acquisition related	42,761	—	—	—		42,761	—	—		42,761	2,309
Merger and other transaction related	2,603	—	—	—		2,603	—	—		2,603	—
Property operating	3,484	—	1,135	—		4,619	27,798	—		32,417	38
General and administrative	3,912	—	—	—		3,912	12,643	—		16,555	320
Equity-based compensation	1,180	—	—	—		1,180	3,200	(3,200	)(20)	1,180	—
Depreciation and amortization	40,700	137,965	—	31,720	(17)	210,385	48,189	31,235	(17)	289,809	303
Operating fees to affiliates	212	—	—	2,826	(18)	3,038	—	8,029	(18)	11,067	—
Total operating expenses	94,852	137,965	1,135	34,546		268,498	91,830	36,064		396,392	2,970
Operating income (loss)	(28,059)	28,701	51,710	(33,655)		18,697	70,212	(28,482)		60,427	(2,556)
Other income (expenses):
Interest expense	(11,856)	(44,218)	—	—		(56,074)	(67,137)	(18,314	)(21)	(141,525)	—
Income from investment securities	534	—	—	—		534	1,009	—		1,543	—
Gain on extinguishment of debt, net	—	—	—	—		—	10,790	—		10,790	—
Loss on derivative instruments	—	—	—	—		—	—	—		—	—
Other income (expense)	426	—	—	—		426	—	—		426	19
Total other expenses	(10,896)	(44,218)	—	—		(55,114)	(55,338)	(18,314)		(128,766)	19
Income (loss) from continuing operations	(38,955)	(15,517)	51,710	(33,655)		(36,417)	14,874	(46,796)		(68,339)	(2,537)
Net income (loss) from continuing operations attributable to non-controlling interests	255	606	—	(705	)(19)	156	27	1,132	(19)	1,315	—
Net income (loss) from continuing operations attributable to stockholders	(38,700)	(14,911)	51,710	(34,360)		(36,261)	14,901	(45,664)		(67,024)	(2,537)
Discontinued operations:
Loss from operations of discontinued operations	(145)	—	—	—		(145)	(16,601)	—		(16,746)	—
Loss on held for sale properties	(600)	—	—	—		(600)	—	—		(600)	—
Net loss from discontinued operations	(745)	—	—	—		(745)	(16,601)	—		(17,346)	—
Net loss from discontinued operations attributable to non-controlling interests	46	—	—	—		46	—	801		847	—
Net income (loss) from discontinued operations attributable to stockholders	(699)	—	—	—		(699)	(16,601)	801		(16,499)	—
Net income (loss)	(39,700)	(15,517)	51,710	(33,655)		(37,162)	(1,727)	(46,796)		(85,685)	(2,537)
Dividends allocable to preferred shares	—	—	—	—		—	(10,003)	10,003	(22)	—	—
Net income (loss) attributable to non-controlling interests	301	606	—	(705	)(19)	202	27	1,933	(19)	2,162	—
Net income (loss) attributable to stockholders	$(39,399)	$(14,911)	$51,710	$(34,360)		$(36,960)	$(11,703)	$(34,860)		$(83,523)	$(2,537)
Earnings per share:
Basic	$(0.39)					$(0.36)				$(0.70)
Fully diluted	$(0.39)					$(0.36)				$(0.70)
Weighted average common shares:
Basic and diluted(25)	102,514					102,514		16,538		119,052

American Realty Capital Properties, Inc.
Unaudited Pro Forma Consolidated Statement of Operations — (continued)
Year Ended December 31, 2012
(In thousands, except share based data)

	ARCT IV Subsequent Activity Adjustments (8)	ARCT IV GE Capital Portfolio (9)	ARCT IV GE Capital Portfolio Acquisition Adjustments (10)		ARCT IV Merger Related Adjustments (11)		ARCP as Adjusted with CapLease and ARCT IV Pro Forma	Fortress Portfolio (12)	Pro Forma Adjustments Fortress Portfolio (13)		Inland Portfolio (14)	Pro Forma Adjustments Inland Portfolio (15)		ARCP Pro Forma
Revenues:
Rental income	$61,354	$95,564	$1,195	(16)	$—		$584,793	$29,965	$10,554	(16)	$46,192	$2,792	(16)	$674,296
Direct financing lease income	—	584	—		—		3,531	—	—		—	—		3,531
Operating expense reimbursements	—	128	—		—		18,755	857	—		2,933	—		22,545
Other revenues	—	230	—		—		9,209	149	—		144	—		9,502
Total revenues	61,354	96,506	1,195		—		616,288	30,971	10,554		49,269	2,792		709,874
Operating expenses:
Acquisition related	—	—	—		—		45,070	—	—		—	—		45,070
Merger and other transaction related	—	—	—		—		2,603	—	—		—	—		2,603
Property operating	—	662	—		—		33,117	858	—		5,000	—		38,975
General and administrative	—	—	—		—		16,875	—	—		—	—		16,875
Equity-based compensation	—	—	—		—		1,180	—	—		—	—		1,180
Depreciation and amortization	75,617	—	63,696	(17)	—		429,425	—	27,156	(17)	—	19,884	(17)	476,465
Operating fees to affiliates	—	—	—		8,666	(18)	19,733	—	2,422	(18)	1,313	739	(18)	24,207
Total operating expenses	75,617	662	63,696		8,666		548,003	858	29,578		6,313	20,623		605,375
Operating income (loss)	(14,263)	95,844	(62,501)		(8,666)		68,285	30,113	(19,024)		42,956	(17,831)		104,499
Other income (expenses):
Interest expense	(72)	—	(15,521	)(21)	(17,277	)(21)	(174,395)	—	(21,952	)(21)	—	(27,403	)(21)	(223,750)
Income from investment securities	—	—	—		—		1,543	—	—		—	—		1,543
Gain on sale of investment securities	—	—	—		—		10,790	—	—		—	—		10,790
Loss on derivative instruments	—	—	—		—		—	—	—		—	—		—
Other income (expense)	—	—	—		—		445	—	—		—	—		445
Total other expenses	(72)	—	(15,521)		(17,277)		(161,617)	—	(21,952)		—	(27,403)		(210,972)
Income (loss) from continuing operations	(14,335)	95,844	(78,022)		(25,943)		(93,332)	30,113	(40,976)		42,956	(45,234)		(106,473)
Net income (loss) from continuing operations attributable to non-controlling interests	—				1,331	(19)	2,646	—	969	(19)		107	(19)	3,722
Net income (loss) from continuing operations attributable to stockholders	(14,335)	95,844	(78,022)		(24,612)		(90,686)	30,113	(40,007)		42,956	(45,127)		(102,751)
Discontinued operations:
Loss from operations of discontinued operations	—	—	—		—		(16,746)	—	—		—	—		(16,746)
Loss on held for sale properties	—	—	—		—		(600)	—	—		—	—		(600)
Net loss from discontinued operations	—	—	—		—		(17,346)	—	—		—	—		(17,346)
Net loss from discontinued operations attributable to non-controlling interests	—	—	—				847	—	—		—	—		847
Net income (loss) from discontinued operations attributable to stockholders	—	—	—		—		(16,499)	—	—		—	—		(16,499)
Net income (loss)	(14,335)	95,844	(78,022)		(25,943)		(110,678)	30,113	(40,976)		42,956	(45,234)		(123,819)
Dividends allocable to preferred shares	—	—	—		(71,921	)(24)	(71,921)	—	—		—	—		(71,921)
Net income (loss) attributable to non-controlling interests	—	—	—		1,331	(19)	3,493	—	969	(19)	—	107	(19)	4,569
Net income (loss) attributable to stockholders	$(14,335)	$95,844	$(78,022)		$(96,533)		$(179,106)	$30,113	$(40,007)		$42,956	$(45,127)		$(191,171)

Earnings per share:
Basic							$(1.14)							$(1.22)
Fully diluted							$(1.14)							$(1.22)
Weighted average common shares:
Basic and diluted (25)					37,535		156,587							156,587

American Realty Capital Properties, Inc.
Notes to Unaudited Pro Forma Consolidated Statements of Operations

(1)	Reflects the historical Statement of Operations of the Company for the period indicated. The balances for the six months ended June 30, 2013 were presented in the Company’s Form 10-Q filed with the SEC on August 6, 2013. The balances for the year ended December 31, 2012 reflect the effect of the February 2013 merger of the Company and American Realty Capital Trust III, Inc. (“ARCT III”) as presented in the Current Report on Form 8-K/A filed with the SEC on May 8, 2013.
(2)	Adjustments reflect the annualization of certain ARCP lease rental income, lease asset depreciation and amortization and interest expense on additional financing used for acquisitions for ARCP property acquisitions made in 2012 and up to September 30, 2013 as if they were made at the beginning of the fiscal year presented and carried through the interim period presented. Interest expense on the borrowings used for the funding of these acquisitions is at a fixed annual rate.
(3)	Reflects the historical balances of the GE Capital Portfolio. Balances for the year ended December 31, 2012 were presented in the Company’s Current Report on Form 8-K/A filed with the SEC on June 7, 2013.
(4)	Adjustments reflect the annualization of the GE Capital Portfolio’s lease rental income and lease asset depreciation and amortization expense as if the acquisition was completed at the beginning of the fiscal year presented and carried through the interim period presented.
(5)	Reflects the historical Statement of Operations of CapLease for the periods indicated. The balances for the six months ended June 30, 2013 were presented in CapLease’s Form 10-Q filed with the SEC on August 6, 2013. The balances for the year ended December 31, 2012 were presented in CapLease’s Annual Report on Form 10-K filed with the SEC on February 21, 2013. Certain balances reported in CapLease’s previously issued financial statements have been reclassified to conform to ARCP’s presentation.
(6)	Adjustments and pro forma balances reflect adjustments related to the acquisition of CapLease by the Company. Excludes estimated closing costs of $27.0 million expected to be incurred for the CapLease Merger.
(7)	Reflects the historical Consolidated Statement of Operations of ARCT IV for the period indicated. The balances for the six months ended June 30, 2013 were presented in ARCT IV’s Form 10-Q filed with the SEC on August 14, 2013. The balances for the year ended December 31, 2012 were presented in ARCT IV’s Annual Report on Form 10-K filed with the SEC on March 8, 2013.
(8)	Adjustments reflect the annualization of certain ARCT IV lease rental income, lease asset depreciation and amortization expense and interest expense on additional financing used for ARCT IV’s property acquisitions made in 2012 and up to September 30, 2013 as if they were made at the beginning the fiscal year presented and carried through the interim period presented.
(9)	Reflects the historical balances of the ARCT IV GE Capital Portfolio. Balances for the year ended December 31, 2012 were presented in the ARCT IV’s Current Report on Form 8-K/A filed with the SEC on July 16, 2013. Excludes $23.4 million of closing costs incurred in connection with the purchase of these properties.
(10)	Adjustments reflect the annualization of the ARCT IV GE Capital Portfolio’s lease rental income and lease asset depreciation and amortization expense as if the acquisition was completed at the beginning of the fiscal year presented and carried through the interim period presented.
(11)	Adjustments and pro forma balances reflect adjustments related to the acquisition of ARCT IV by the Company. As the acquisition of ARCT IV by the Company will be accounted for on the carryover basis of accounting, no adjustments have been made to the fair value of the assets or liabilities, therefore there are no adjustments such as recalculation of the straight-lining of rent or depreciation and amortization expense. Excludes estimated closing costs of approximately $25.0 million and estimated fees to be paid to the ARCT IV sponsor and ARCT IV advisor of $75.4 million, expected to be incurred in connection with the ARCT IV Merger.
(12)	Reflects the historical balances of the Fortress Portfolio. Balances for the year ended December 31, 2013 were presented in the Company’s Current Report on Form 8-K filed with the SEC on October 7, 2013. Excludes $7.0 million of estimated closing costs to be incurred upon the closing of the portfolio purchase.
(13)	Adjustments reflect the annualization of certain Fortress Portfolio lease rental income, lease asset depreciation and interest on financing arrangements as of the properties had been acquired as of the beginning of the fiscal year presented and carried through the interim period presented.
(14)	Reflects the historical balances of the Inland Portfolio. Balances for the year ended December 31, 2013 were presented in the Company’s Current Report on Form 8-K/A filed with the SEC on September 25, 2013. Excludes $8.8 million of estimated closing costs to be incurred upon the closing of the portfolio purchase.
(15)	Adjustments reflect the annualization of certain Inland Portfolio lease rental income, lease asset depreciation and interest on financing arrangements as of the properties had been acquired as of the beginning of the fiscal year presented and carried through the interim period presented.
(16)	Reflects an adjustment to straight-line rent for each portfolio of properties as if the properties had been acquired at the beginning of each period.
(17)	Adjustment reflects the depreciation and amortization expense that would have been recorded if each portfolio of properties had been acquired as of the beginning of each period based on the estimated fair values assigned to each asset class.
(18)	Adjustment reflects recognition of full contractual asset management fees due to the Company’s affiliated external manager, as if the Company had owned the properties and the external manager had charged these fees for the entirety of each period. Fees are 0.50% annually for average unadjusted book value of real estate assets up to $3.0 billion and 0.40% annually for assets in excess of $3.0 billion.
(19)	Adjustment represents the allocation to ARCP non-controlling interests for the net effect of the each respective merger, acquisition of the GE Capital Portfolio as well as adjustments related thereto based on the percentage of non-controlling interests ownership after each transaction.
(20)	Adjustment represents the elimination of the expenses of CapLease's equity compensation plan for outstanding restricted shares. As part of the CapLease Merger agreement, all unamortized restricted shares will become fully vested and therefore this expense will no longer be recognized.
(21)	Adjustment reflects interest expense related to borrowings expected to be incurred on the Company’s existing senior corporate credit facility and anticipated term loan borrowings at an assumed annual interest rate of 3.00% and interest expense for any assumed mortgage notes for each transaction. In the case of CapLease, increases in interest expense are offset by the reduction in interest for the write-off of deferred financing costs of $0.5 million and $2.0 million for the six months ended June 30, 2013 and year ended December 31, 2012, respectively, and amortization of increases in the fair value of the debt of $2.8 million and $11.0 million for the six months ended June 30, 2013 and year ended December 31, 2012, respectively. The interest rate on the Company’s existing senior corporate credit facility is partially dependent on corporate leverage ratios and is also based on floating interest rates that can be fixed with the use of hedging instruments once the borrowing is consummated. In addition, the interest rates for anticipated term loan borrowings will not be known until the borrowing agreement is finalized. For every one-eighth of a percent change in interest rates, interest expense could increase or decrease by $4.3 million annually.
(22)	Adjustment reflects the reduction of dividend expense upon the redemption of CapLease’s preferred stock as required by the CapLease Merger agreement.
(23)	Adjustment reflects the elimination of costs recorded for the CapLease Merger and ARCT IV Merger, as these costs are not ongoing costs of the company and are specifically related to the transactions presented in these pro forma financial statements.
(24)	Adjustment reflects the dividend expense allocable to the preferred stock issued under the ARCT IV Merger transaction.
(25)	Weighted average shares include the pro forma effect of certain transactions which occurred in conjunction with the Company's merger with ARCT III in February 2013, including the repurchase of 27.7 million shares of common stock, based on the conversion ratio of 0.95 share of ARCP common stock to one share of ARCT III common stock in conjunction with the merger of ARCP and ARCT III in February 2013. Excludes the effect of restricted shares and partnership equity units convertible to common stock as the effect would be anti-dilutive.

American Realty Capital Properties, Inc.
Funds From Operations, and Adjusted Funds From Operations
(In thousands except per share data)

Due to certain unique operating characteristics of real estate companies, as discussed below, the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), an industry trade group, has promulgated a measure known as funds from operations (“FFO”), which we believe to be an appropriate supplemental measure to reflect the operating performance of a REIT. The use of FFO is recommended by the REIT industry as a supplemental performance measure. FFO is not equivalent to our net income or loss as determined under U.S. GAAP.

We define FFO, a non-GAAP measure, consistent with the standards established by the White Paper on FFO approved by the Board of Governors of NAREIT, as revised in February 2004 (the “White Paper”). The White Paper defines FFO as net income or loss computed in accordance with U.S. GAAP, excluding gains or losses from sales of property but including asset impairment writedowns, plus depreciation and amortization, after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO. Our FFO calculation complies with NAREIT’s policy described above.

The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time, especially if such assets are not adequately maintained or repaired and renovated as required by relevant circumstances and/or is requested or required by lessees for operational purposes in order to maintain the value disclosed. We believe that, since real estate values historically rise and fall with market conditions, including inflation, interest rates, the business cycle, unemployment and consumer spending, presentations of operating results for a REIT using historical accounting for depreciation may be less informative. Historical accounting for real estate involves the use of U.S. GAAP. Any other method of accounting for real estate such as the fair value method cannot be construed to be any more accurate or relevant than the comparable methodologies of real estate valuation found in U.S. GAAP. Nevertheless, we believe that the use of FFO, which excludes the impact of real estate related depreciation and amortization, provides a more complete understanding of our performance to investors and to management, and when compared year over year, reflects the impact on our operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs, which may not be immediately apparent from net income. However, FFO and adjusted funds from operations (“AFFO”), as described below, should not be construed to be more relevant or accurate than the current U.S. GAAP methodology in calculating net income or in its applicability in evaluating our operating performance. The method utilized to evaluate the value and performance of real estate under U.S. GAAP should be construed as a more relevant measure of operational performance and considered more prominently than the non-GAAP FFO and AFFO measures and the adjustments to U.S. GAAP in calculating FFO and AFFO.

We consider FFO and AFFO useful indicators of the performance of a REIT. Because FFO calculations exclude such factors as depreciation and amortization of real estate assets and gains or losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), they facilitate comparisons of operating performance between periods and between other REITs in our peer group. Accounting for real estate assets in accordance with U.S. GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves.

Changes in the accounting and reporting promulgations under GAAP (for acquisition fees and expenses from a capitalization/depreciation model to an expensed-as-incurred model) that were put into effect in 2009 and other changes to GAAP accounting for real estate subsequent to the establishment of NAREIT's definition of FFO have prompted an increase in cash-settled expenses, specifically acquisition fees and expenses for all industries as items that are expensed under GAAP, that are typically accounted for as operating expenses. Management believes these fees and expenses do not affect our overall long-term operating performance. While certain companies may experience significant acquisition activity, other companies may not have significant acquisition activity and management believes that excluding costs such as merger and transaction costs and acquisition related costs from property operating results provides useful information to investors and provides information that improves the comparability of operating results with other companies who do not have significant merger or acquisition activities. AFFO is not equivalent to our net income or loss as determined under GAAP, and AFFO may not be a useful measure of the impact of long-term operating performance if we continue to have such activities in the future.

We exclude certain income or expense items from AFFO that we consider more reflective of investing activities, other non-cash income and expense items and the income and expense effects of other activities that are not a fundamental attribute of our business plan. These items include unrealized gains and losses, which may not ultimately be realized, such as gains or losses on derivative instruments, gains or losses on contingent valuation rights, gains and losses on investments and early extinguishment of debt. In addition, by excluding non-cash income and expense items such as amortization of above and below market leases, amortization of deferred financing costs, straight-line rent and non-cash equity compensation from AFFO we believe we provide useful information regarding income and expense items which have no cash impact and do not provide liquidity to the company or require capital resources of the company. By providing AFFO, we believe we are presenting useful information that assists investors and analysts to better assess the sustainability of our ongoing operating performance without the impacts of transactions that are not related to the ongoing profitability of our portfolio of properties. We also believe that AFFO is a recognized measure of sustainable operating performance by the REIT industry. Further, we believe AFFO is useful in comparing the sustainability of our operating performance with the sustainability of the operating performance of other real estate companies that are not as involved activities which are excluded from our calculation. Investors are cautioned that AFFO should only be used to assess the sustainability of our operating performance excluding these activities, as it excludes certain costs that have a negative effect on our operating performance during the periods in which these costs are incurred.

In addition, we exclude certain interest expenses related to securities that are convertible to common stock as the shares are assumed to have converted to common stock in our calculation of weighted average common shares-fully diluted.

In calculating AFFO, we exclude expenses, which under GAAP are characterized as operating expenses in determining operating net income. These expenses are paid in cash by us, and therefore such funds will not be available to distribute to investors. All paid and accrued merger and acquisition fees and certain other expenses negatively impact our operating performance during the period in which expenses are incurred or properties are acquired and will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of other properties are generated to cover the purchase price of the property and certain other expenses. Therefore, AFFO may not be an accurate indicator of our operating performance, especially during periods in which mergers are being consummated or properties are being acquired or certain other expense are being incurred. AFFO that excludes such costs and expenses would only be comparable to companies that did not have such activities. Further, under GAAP, certain contemplated non-cash fair value and other non-cash adjustments are considered operating non-cash adjustments to net income in determining cash flow from operating activities. In addition, we view fair value adjustments as items which are unrealized and may not ultimately be realized. We view both gains and losses from fair value adjustments as items which are not reflective of ongoing operations and are therefore typically adjusted for when assessing operating performance. Excluding income and expense items detailed above from our calculation of AFFO provides information consistent with management's analysis of the operating performance of the properties. Additionally, fair value adjustments, which are based on the impact of current market fluctuations and underlying assessments of general market conditions, but can also result from operational factors such as rental and occupancy rates, may not be directly related or attributable to our current operating performance. By excluding such changes that may reflect anticipated and unrealized gains or losses, we believe AFFO provides useful supplemental information.

As a result, we believe that the use of FFO and AFFO, together with the required U.S. GAAP presentations, provide a more complete understanding of our performance relative to our peers and a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities.

FFO and AFFO are non-GAAP financial measures and do not represent net income as defined by U.S. GAAP. FFO and AFFO do not represent cash flows from operations as defined by U.S. GAAP, are not indicative of cash available to fund all cash flow needs and liquidity, including our ability to pay distributions and should not be considered as alternatives to net income, as determined in accordance with U.S. GAAP, for purposes of evaluating our operating performance. Other REITs may not define FFO in accordance with the current NAREIT definition (as we do) or may interpret the current NAREIT definition differently than we do and/or calculate AFFO differently than we do. Consequently, our presentation of FFO and AFFO may not be comparable to other similarly titled measures presented by other REITs.

American Realty Capital Properties, Inc.
Unaudited Supplementary Information
(In thousands except per share data)

	Six Months Ended June 30, 2013					Year Ended December 31, 2012
	ARCP Historical	ARCP including subsequent activity adjustments and GE Capital Portfolio	ARCP Pro Forma Including Subsequent Adjustments, GE Capital Portfolio and Caplease	ARCP Pro Forma Including Subsequent Adjustments, GE Capital Portfolio, Caplease and ARCT IV with adjustments	ARCP Pro Forma Including all Completed and Probable Mergers and Acquisitions	ARCP Historical	ARCP including subsequent activity adjustments and GE Capital Portfolio	ARCP Pro Forma Including Subsequent Adjustments, GE Capital Portfolio and Caplease	ARCP Pro Forma Including Subsequent Adjustments, GE Capital Portfolio, Caplease and ARCT IV with adjustments	ARCP Pro Forma Including all Completed and Probable Mergers and Acquisitions
Unaudited Pro Forma Funds From Operations and Adjusted Funds From Operations
Adjusted net loss attributable to stockholders	$(189,613)	$(196,586)	$(213,544)	$(267,245)	$(274,199)	$(39,399)	$(36,960)	$(83,523)	$(179,106)	$(191,171)
(Gain) loss on held for sale properties	(14)	(14)	(14)	(14)	(14)	600	600	600	600	600
Depreciation and amortization	52,829	105,191	144,903	206,553	230,073	40,700	210,385	289,809	388,104	476,465
Total Funds from Operations (FFO)	(136,798)	(91,409)	(68,655)	(60,706)	(44,140)	1,901	174,025	206,886	209,598	285,894
AFFO adjustments:
Acquisition related	20,726	20,726	20,726	47,616	47,616	42,761	42,761	42,761	45,070	45,070
Merger and other transaction costs	142,449	142,449	144,870	137,769	137,769	2,603	2,603	2,603	2,603	2,603
Loss on contingent value rights	31,134	31,134	31,134	31,134	31,134	—	—	—	—	—
Gain/losses on investment securities and early extinguishment of debt	(451)	(451)	(451)	927	927	—	—	(10,790)	(10,790)	(10,790)
Loss on derivative instruments	45	45	40	40	40	—	—	—	—	—
Interest on convertible obligation to preferred investors(2)	1,630	1,630	1,630	1,630	1,630	—	—	—	—	—
Interest on convertible debt(2)	—	5,828	5,828	5,828	5,828	—	11,656	11,656	11,656	11,656
Amortization of above and below-market lease asset	126	126	(777)	(779)	(779)	117	117	(722)	(723)	(723)
Amortization of deferred financing costs	3,274	4,282	5,482	5,588	5,588	841	2,856	3,149	3,149	3,149
Straight-line rent	(2,975)	(4,203)	(8,816)	(10,667)	(12,447)	(2,008)	(8,406)	(9,748)	(13,451)	(16,924)
Non-cash equity compensation expense	4,330	4,330	4,330	4,330	4,330	1,180	1,180	1,180	1,180	1,180

	Six Months Ended June 30, 2013					Year Ended December 31, 2012
	ARCP Historical	ARCP including subsequent activity adjustments and GE Capital Portfolio	ARCP Pro Forma Including Subsequent Adjustments, GE Capital Portfolio and Caplease	ARCP Pro Forma Including Subsequent Adjustments, GE Capital Portfolio, Caplease and ARCT IV with adjustments	ARCP Pro Forma Including all Completed and Probable Mergers and Acquisitions	ARCP Historical	ARCP including subsequent activity adjustments and GE Capital Portfolio	ARCP Pro Forma Including Subsequent Adjustments, GE Capital Portfolio and Caplease	ARCP Pro Forma Including Subsequent Adjustments, GE Capital Portfolio, Caplease and ARCT IV with adjustments	ARCP Pro Forma Including all Completed and Probable Mergers and Acquisitions
AFFO	$63,490	$114,487	$135,341	$162,710	$177,496	$47,395	$226,792	$246,975	$248,292	$321,115
Weighted average common shares(1):
Basic	187,316	187,316	233,266	270,801	270,801	180,650	180,650	197,188	234,723	234,723
Fully Diluted	220,543	239,083	255,621	299,448	299,448	210,099	228,639	245,177	289,004	289,004
FFO per share:
Basic	$(0.73)	$(0.49)	$(0.29)	$(0.22)	$(0.16)	$0.01	$0.96	$1.05	$0.89	$1.22
Diluted	$(0.62)	$(0.38)	$(0.27)	$(0.20)	$(0.15)	$0.01	$0.76	$0.84	$0.73	$0.99
AFFO per share:
Basic	$0.34	$0.53	$0.58	$0.60	$0.66	$0.26	$1.26	$1.25	$1.06	$1.37
Diluted	$0.29	$0.48	$0.53	$0.54	$0.59	$0.23	$0.99	$1.01	$0.86	$1.11

(1)	Weighted average shares include the pro forma effect of the repurchase of 27.7 million shares of common stock, based on the conversion ratio of 0.95 share of ARCP common stock to 1 share of ARCT III common stock in conjunction with the merger of ARCP and ARCT III in February 2013, as well as the issuance of an additional 29.4 million shares of common stock and 28.4 million shares of convertible preferred stock that was issued in the second quarter of 2013 as if it had been issued at the beginning of the period.
(2)	Interest on obligations that are convertible to common stock are added back to our net income in the calculation of AFFO as the instruments are assumed to have been converted to common stock in our calculation of weighted average shares — fully diluted.

ANNEX A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

By and Among

AMERICAN REALTY CAPITAL PROPERTIES, INC.,

ARC PROPERTIES OPERATING PARTNERSHIP, L.P.,

THUNDER ACQUISITION, LLC,

AMERICAN REALTY CAPITAL TRUST IV, INC.

And

AMERICAN REALTY CAPITAL OPERATING PARTNERSHIP IV, L.P.

Dated as of July 1, 2013

A-i

A-ii

A-iii

A-iv

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of July 1, 2013 (this “Agreement”), is made by and among American Realty Capital Properties, Inc., a Maryland corporation (“Parent”), ARC Properties Operating Partnership, L.P., a Delaware limited partnership and the operating partnership of Parent (the “Parent Operating Partnership”), Thunder Acquisition, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Parent (“Merger Sub”), American Realty Capital Trust IV, Inc., a Maryland corporation (the “Company”), and American Realty Capital Operating Partnership IV, L.P., a Delaware limited partnership and the operating partnership of the Company (the “Company Operating Partnership”).

WITNESSETH:

WHEREAS, the Company is a Maryland corporation operating as a real estate investment trust for U.S. federal income tax purposes that holds interests in properties through the Company Operating Partnership and is the sole general partner of the Company Operating Partnership;

WHEREAS, Parent is a Maryland corporation operating as a real estate investment trust for U.S. federal income tax purposes that holds interests in properties through the Parent Operating Partnership and is the sole general partner of the Parent Operating Partnership;

WHEREAS, the parties hereto wish to effect a business combination transaction in which (i) the Company will be merged with and into Merger Sub, with Merger Sub being the surviving entity (the “Merger”), and each outstanding share of common stock, $0.01 par value per share (the “Company Common Stock”), of the Company will be converted into the right to receive the Merger Consideration, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the MGCL and the DLLCA, and (ii) the Company Operating Partnership will be merged with and into the Parent Operating Partnership, with the Parent Operating Partnership being the surviving entity (the “Partnership Merger” and together with the Merger, the “Mergers”), and each outstanding Company Partnership Unit will be converted into the right to receive the Partnership Merger Consideration, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DRULPA;

WHEREAS, the Company Board and the Parent Board have each separately approved this Agreement, the Merger and the other transactions contemplated by this Agreement and declared that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable;

WHEREAS, the Company, as the sole general partner of the Company Operating Partnership, and Parent, as the sole general partner of the Parent Operating Partnership, have each separately approved this Agreement, the Partnership Merger and the other transactions contemplated by this Agreement and declared that this Agreement, the Partnership Merger and the other transactions contemplated by this Agreement are advisable;

WHEREAS, the Company Board has directed that the Merger and, to the extent stockholder approval is required, the other transactions contemplated by this Agreement be submitted for consideration at a meeting of the Company’s stockholders and has resolved to recommend that the Company’s stockholders vote to approve the Merger and, to the extent stockholder approval is required, the other transactions contemplated by this Agreement;

WHEREAS, the Parent Board has directed that the issuance of shares of Parent Common Stock in connection with the Merger be submitted for consideration at a meeting of Parent’s stockholders and has resolved to recommend that Parent’s stockholders vote to approve such issuance;

WHEREAS, Parent, in its capacity as the sole member of Merger Sub, has taken all actions required for the execution of this Agreement by Merger Sub and to adopt and approve this Agreement and to approve the consummation by Merger Sub of the Merger and the other transactions contemplated by this Agreement;

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Code, and this Agreement is intended to be and is adopted as a “plan of reorganization” for the Merger for purposes of Sections 354 and 361 of the Code;

WHEREAS, for U.S. federal income tax purposes, it is intended that the Partnership Merger shall qualify as and constitute an “asset-over” form of merger under Treasury Regulations Section 1.708-1(c)(3)(i) with the Surviving Partnership as the continuation of the Parent Operating Partnership and the termination of the Company Operating Partnership; and

WHEREAS, each of the parties hereto desire to make certain representations, warranties, covenants and agreements in connection with the Mergers, and also to prescribe various conditions to the Mergers.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants and subject to the conditions herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions.

(a) For purposes of this Agreement:

“Acceptable Confidentiality Agreement” shall mean a confidentiality agreement that contains provisions as to the treatment of confidential information that are no less favorable in any material respect to the Company and the other Company Entities than those contained in the Confidentiality Agreement; provided, however, that such confidentiality agreement shall expressly permit any Company Entity’s compliance with any provision of this Agreement, and shall not contain any provision that adversely affects the rights of the Company Entity thereunder upon compliance by the Company Entity with any provision of this Agreement.

“Action” shall mean any claim, action, suit, proceeding, arbitration, mediation or other investigation.

“Affiliate” of a specified Person shall mean a Person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Agent” shall mean Regions Bank, N.A. (or such other bank acting as administrative agent), as Administrative Agent under the Revolving Credit Agreement.

“Benefit Plan” shall mean any “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and any employment, consulting, termination, severance, change in control, separation, retention stock option, restricted stock, profits interest unit, outperformance, stock purchase, deferred compensation, bonus, incentive compensation, fringe benefit, health, medical, dental, disability, accident, life insurance, welfare benefit, cafeteria, vacation, paid time off, perquisite, retirement, pension, or savings or any other compensation or employee benefit plan, agreement, program, policy or other arrangement, whether or not subject to ERISA.

“Business Day” shall mean any day other than a Saturday, a Sunday or a day on which all banking institutions in New York, New York are authorized or obligated by Law or executive order to close (provided that, with respect to filings to be made with the SEC, a day on which such a filing is to be made is a Business Day only if the SEC is open to accept filings).

“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

“Company Class B Unit” shall mean a Company Partnership Unit designated by the Company Operating Partnership as a Class B Unit under the Company Partnership Agreement.

“Company Entities” means the Company and the other Company Subsidiaries, including the Company Operating Partnership.

“Company Expense Amount” shall mean $5,000,000.00.

“Company GP Unit” shall mean a Company Partnership Unit designated by the Company Operating Partnership as a GP Unit under the Company Partnership Agreement.

“Company Material Adverse Effect” shall mean any event, circumstance, change or effect (a) that is material and adverse to the business, assets, properties, liabilities, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole or (b) that will, or would reasonably be expected to, prevent or materially impair the ability of the Company Parties to consummate the Mergers before the Outside Date; provided, however, that for purposes of clause (a) “Company Material Adverse Effect” shall not include any event, circumstance, change or effect to the extent arising out of or resulting from (i) any failure of the Company to meet any projections or forecasts or any decrease in the net asset value of the Company Common Stock (it being understood and agreed that any event, circumstance, change or effect giving rise to such failure or decrease shall be otherwise taken into account in determining whether there has been a Company Material Adverse Effect), (ii) any events, circumstances, changes or effects that affect the commercial real estate REIT industry generally, (iii) any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates, (iv) any changes in legal or regulatory conditions, (v) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage, (vi) the negotiation, execution or announcement of this Agreement, or the consummation or anticipation of the Mergers or other transactions contemplated hereby, (vii) the taking of any action expressly required by, or the failure to take any action expressly prohibited by, this Agreement, or the taking of any action at the written request or with the prior written consent of an executive officer of Parent, (viii) earthquakes, hurricanes or other natural disasters, (ix) any damage or destruction of any Company Property that is substantially covered by insurance, or (x) changes in Law or GAAP, which in the case of each of clauses (ii), (iii), (iv), (v) and (x) do not disproportionately affect the Company and the Company Subsidiaries, taken as a whole, relative to other similarly situated participants in the commercial real estate REIT industry in the United States, and in the case of clause (viii) do not disproportionately affect the Company and the Company Subsidiaries, taken as a whole, relative to other participants in the commercial real estate REIT industry in the geographic regions in which the Company and the Company Subsidiaries operate or own or lease properties.

“Company Option” shall mean any option to purchase shares of Company Common Stock.

“Company OP Unit” shall mean a Company Partnership Unit designated by the Company Operating Partnership as an OP Unit under the Company Partnership Agreement.

“Company Parties” means the Company and the Company Operating Partnership.

“Company Partnership Agreement” shall mean the Amended and Restated Agreement of Limited Partnership of the Company Operating Partnership, dated as of November 12, 2012, as amended, modified or supplemented from time to time.

“Company Partnership Unit” shall have the same meaning as Partnership Unit as set forth in the Company Partnership Agreement.

“Company Restricted Stock” shall mean any shares of Company Common Stock granted pursuant to the Company’s Employee and Director Incentive Restricted Share Plan which are subject to restrictions on transfer and/or forfeiture.

“Company Restricted Stock Plan” shall mean the Company’s Employee and Director Incentive Restricted Share Plan.

“Company Stockholder Meeting” shall mean the meeting of the holders of shares of Company Common Stock for the purpose of seeking the Company Stockholder Approval, including any postponement or adjournment thereof.

“Company Subsidiary” shall mean the Company Operating Partnership and any corporation, other partnership, limited liability company, joint venture, business trust, real estate investment trust or other organization, whether incorporated or unincorporated, or other legal entity of which (a) the Company and/or the Company Operating Partnership directly or indirectly owns or controls at least a majority of the capital stock or other equity interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions, (b) the Company and/or any Person that is a Company Subsidiary by reason of the application of clause (a) or clause (c) of this definition of “Company Subsidiary”

is a general partner, manager, managing member, trustee, director or the equivalent, or (c) the Company and/or the Company Operating Partnership, directly or indirectly, holds a majority of the beneficial, equity, capital, profits or other economic interest.

“Confidentiality Agreement” shall mean the letter agreement, dated June 13, 2013, as amended from time to time, between the Company and Parent.

“control” (including the terms “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

“Converted Company Units” shall mean (a) any Company OP Units issued upon the conversion of Company Class B Units in accordance with the terms of the Company Partnership Agreement and (b) any Company OP Units issued upon contribution by the Special Limited Partner of its Special Limited Partner Interest in accordance with the terms of the Company Partnership Agreement.

“Credit Agreement” shall mean the Credit Agreement, dated as of February 14, 2013, among American Realty Capital Operating Partnership III, L.P., American Realty Capital Trust III, Inc., Wells Fargo Bank, National Association, RBS Citizens, N.A., and Regions Bank, Capital One, N.A. and JPMorgan Chase Bank, N.A. and the other lenders party thereto, including any amendments, restatements, supplements or other modifications thereto and any agreement entered into in connection with any replacement or refinancing of the Credit Agreement.

“Delaware Secretary” shall mean the Secretary of State of the State of Delaware.

“DLLCA” shall mean the Delaware Limited Liability Company Act, as amended.

“DRULPA” shall mean the Delaware Revised Uniform Partnership Act, as amended.

“Environmental Law” shall mean any Law (including common law) relating to the pollution or protection of the environment (including air, surface water, groundwater, land surface or subsurface land), or human health or safety (as such matters relate to Hazardous Substances), including Laws relating to the use, handling, presence, transportation, treatment, storage, disposal, release or discharge of Hazardous Substances.

“Environmental Permit” shall mean any permit, approval, license or other authorization required under any applicable Environmental Law.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any entity, trade or business (whether or not incorporated) that, together with any other entity, trade or business (whether or not incorporated), is required to be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Ratio” shall mean:

(a)	if the Parent Market Price is equal to or greater than $14.94, then 2.05; and
(b)	if the Parent Market Price is less than $14.94, then the quotient (rounded to the nearest one-hundredth) obtained by dividing $30.62 by the Parent Market Price.

“Expenses” shall mean all expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, and filing of the Form S-4, the preparation, printing, filing and mailing of the Joint Proxy Statement and all SEC and other regulatory filing fees incurred in connection with the Form S-4 and the Joint Proxy Statement, the solicitation of stockholder approvals, engaging the services of the Exchange Agent, obtaining third party consents, any other filings with the SEC and all other matters related to the closing of the Mergers and the other transactions contemplated by this Agreement.

“GAAP” shall mean the United States generally accepted accounting principles.

“Governmental Authority” shall mean any United States (federal, state or local) or foreign government, arbitration panel, or any governmental or quasi-governmental, regulatory, judicial or administrative authority, board, bureau, agency, commission or self-regulatory organization (including the IRS and any other U.S. federal authority, board, bureau, agency, commission or other body and any state, local and/or foreign Tax authority, board, bureau, agency, commission or other body).

“Hazardous Substances” shall mean (i) those substances listed in, defined in or regulated under any Environmental Law, including the following federal statutes and their state counterparts, as each may be amended from time to time, and all regulations thereunder: the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Toxic Substances Control Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act and the Clean Air Act; (ii) petroleum and petroleum products, including crude oil and any fractions thereof; and (iii) polychlorinated biphenyls, mold, methane, asbestos, and radon.

“Indebtedness” shall mean, with respect to any Person, (i) all indebtedness, notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured, (ii) all obligations under conditional sale or other title retention agreements, or incurred as financing, in either case with respect to property acquired by such Person, (iii) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets, (iv) all obligations under capital leases, (v) all obligations in respect of bankers acceptances or letters of credit, (vi) all obligations under interest rate cap, swap, collar or similar transaction or currency hedging transactions, and (vii) any guarantee (other than customary non-recourse carve-out or “badboy” guarantees) of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument.

“Indemnitee” shall mean any individual who, at or prior to the Effective Time, was an officer, director, partner, member, trustee or agent of the Company or served on behalf of the Company as an officer, director, partner, member or trustee of any of the Company Subsidiaries.

“Intellectual Property” shall mean all United States and foreign (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names, Internet domain names, design rights and other source identifiers, together with the goodwill symbolized by any of the foregoing, (iii) copyrightable works and copyrights, (iv) confidential and proprietary information, including trade secrets, know-how, ideas, formulae, models and methodologies, (v) all rights in the foregoing and in other similar intangible assets, and (vi) all applications and registrations for the foregoing.

“Investment Company Act” shall mean the Investment Company Act of 1940, as amended.

“IRS” shall mean the United States Internal Revenue Service or any successor agency.

“knowledge” shall mean the actual knowledge of the following officers and employees of the Company Parties and Parent Parties, as applicable, after inquiry reasonable under the circumstances: (i) for any of the Company Parties: each person identified as an executive officer of the Company in the Company’s 2013 Proxy Statement; and (ii) for any of the Parent Parties: each person identified as an executive officer of Parent in Parent’s 2013 Proxy Statement.

“Law” shall mean any and all domestic (federal, state or local) or foreign laws, rules, regulations, orders, judgments or decrees promulgated by any Governmental Authority.

“Lien” shall mean with respect to any asset (including any security), any mortgage, deed of trust, claim, condition, covenant, lien, pledge, charge, security interest, preferential arrangement, option or other third party right (including right of first refusal or first offer), restriction, right of way, easement, or title defect or encumbrance of any kind in respect of such asset, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“MGCL” shall mean the Maryland General Corporation Law.

“NASDAQ” shall mean the NASDAQ Stock Market.

“Order” shall mean a judgment, order or decree of a Governmental Authority.

“Parent Class B Unit” shall mean a Parent Partnership Unit designated by the Parent Operating Partnership as a Class B Unit under the Parent Partnership Agreement.

“Parent Entities” means Parent and the Parent Subsidiaries, including Merger Sub and the Parent Operating Partnership.

“Parent Expense Amount” shall mean $5,000,000.00.

“Parent Market Price” shall mean the volume weighted average closing sale price of a share of the Parent Common Stock over the five (5) consecutive trading days ending the trading day immediately prior to the Closing Date on the NASDAQ, as reported in The Wall Street Journal.

“Parent Material Adverse Effect” shall mean any event, circumstance, change or effect (a) that is material and adverse to the business, assets, properties, liabilities, financial condition or results of operations of the Parent and the Parent Subsidiaries, taken as a whole or (b) that will, or would reasonably be expected to, prevent or materially impair the ability of the Parent Parties to consummate the Mergers before the Outside Date; provided, however, that for purposes of clause (a) “Parent Material Adverse Effect” shall not include any event, circumstance, change or effect to the extent arising out of or resulting from (i) any failure of Parent to meet any projections or forecasts or any decrease in the market price of the Parent Common Stock (it being understood and agreed that any event, circumstance, change or effect giving rise to such failure or decrease shall be taken into account in determining whether there has been a Parent Material Adverse Effect), (ii) any events, circumstances, changes or effects that affect the commercial real estate REIT industry generally, (iii) any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates, (iv) any changes in legal or regulatory conditions, (v) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage, (vi) the negotiation, execution or announcement of this Agreement, or the consummation or anticipation of the Mergers or other transactions contemplated hereby, (vii) the taking of any action expressly required by, or the failure to take any action expressly prohibited by, this Agreement, or the taking of any action at the written request or with the prior written consent of an executive officer of the Company, (viii) earthquakes, hurricanes or other natural disasters, (ix) any damage or destruction of any Parent Property that is substantially covered by insurance, or (x) changes in Law or GAAP, which in the case of each of clauses (ii), (iii), (iv), (v) and (x) do not disproportionately affect Parent and the Parent Subsidiaries, taken as a whole, relative to other similarly situated participants in the commercial real estate REIT industry in the United States, and in the case of clause (viii) do not disproportionately affect Parent and the Parent Subsidiaries, taken as a whole, relative to other participants in the commercial real estate REIT industry in the geographic regions in which Parent and the Parent Subsidiaries operate or own or lease properties.

“Parent OP Unit” shall mean a Parent Partnership Unit designated by the Parent Operating Partnership as an OP Unit under the Parent Partnership Agreement.

“Parent Parties” means Parent, Merger Sub and the Parent Operating Partnership.

“Parent Partnership Agreement” shall mean the Second Amended and Restated Agreement of Limited Partnership of the Parent Operating Partnership, dated as of February 28, 2013, as amended, modified or supplemented from time to time.

“Parent Partnership Unit” shall have the same meaning as Partnership Unit as set forth in the Parent Partnership Agreement.

“Parent Stockholder Meeting” shall mean the meeting of the holders of shares of Parent Common Stock for the purpose of seeking the Parent Stockholder Approval, including any postponement or adjournment thereof.

“Parent Subsidiary” shall mean the Parent Operating Partnership and any corporation, other partnership, limited liability company, joint venture, business trust, real estate investment trust or other organization, whether incorporated or unincorporated, or other legal entity of which (a) Parent and/or the Parent Operating

Partnership directly or indirectly owns or controls at least a majority of the capital stock or other equity interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions, (b) Parent and/or any Person that is a Parent Subsidiary by reason of the application of clause (a) or clause (c) of this definition of “Parent Subsidiary” is a general partner, manager, managing member, trustee, director or the equivalent, or (c) Parent and/or the Parent Operating Partnership, directly or indirectly, holds a majority of the beneficial, equity, capital, profits or other economic interest.

“Per Share Cash Amount” shall mean $30.00.

“Person” shall mean an individual, corporation, partnership, limited partnership, limited liability company, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or other entity or a Governmental Authority or a political subdivision, agency or instrumentality of a Governmental Authority.

“Representative” shall mean, with respect to any Person, such Person’s directors, officers, employees, consultants, advisors (including attorneys, accountants, consultants, investment bankers, and financial advisors), agents and other representatives.

“Revolving Credit Agreement” shall mean the Credit Agreement to be entered into by and among the Company, the Agent and the other parties thereto, as amended, modified or supplemented from time to time.

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as amended.

“SEC” shall mean the United States Securities and Exchange Commission (including the staff thereof).

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Special Limited Partner” shall mean the special limited partner of the Company Operating Partnership.

“Special Limited Partner Interest” shall have the meaning set forth in the Company Partnership Agreement.

“Tax” or “Taxes” shall mean any and all federal, state, local or foreign or other taxes of any kind, together with any interest, penalties and additions to tax, imposed by any Governmental Authority, including taxes on or with respect to income, franchises, gross receipts, gross income, property, sales, use, transfer, capital stock, escheat, payroll, employment, unemployment, alternative or add on minimum, estimated and net worth, and taxes in the nature of excise, withholding, backup withholding and value added taxes, whether disputed or not and including any obligation to indemnify or otherwise assume or succeed to the tax liability of any other Person (including pursuant to Treasury Regulations Section 1.1502-6 and any similar provision under applicable Law).

“Tax Return” shall mean any return, report or similar statement, together with any attached exhibit or schedule that is provided or required to be provided to a Governmental Authority with respect to Taxes, including information returns, refunds claims, amended returns and declarations of estimated Tax.

“Termination Fee” shall mean $20,000,000.00.

“Termination Payment” shall mean the Parent Expense Amount or the sum of the Termination Fee and the Parent Expense Amount, as applicable based on what is payable pursuant to Section 8.3.

“Third Party” shall mean any Person or group of Persons other than Parent, Merger Sub and their respective Affiliates.

(b) The following terms shall have the respective meanings set forth in the Section set forth below opposite such term:

Acceptable Confidentiality Agreement	Section 1.1(a)
Acquisition Proposal	Section 6.5(h)(i)
Action	Section 1.1(a)
Adverse Recommendation Change	Section 6.5(d)
Affiliate	Section 1.1(a)
Agent	Section 1.1(a)
Alternative Acquisition Agreement	Section 6.5(d)
Alternative Stock Consideration	Section 1.1(a)
Agreement	Preamble
Articles of Merger	Section 2.3(a)
BAML	Section 4.19
Benefit Plan	Section 1.1(a)
Book-Entry Share	Section 3.1(c)
Business Day	Section 1.1(a)
Cash Consideration	Section 3.1(a)(ii)(1)
Cash Conversion Number	Section 3.2(a)
Cash Election	Section 3.1(a)(ii)(1)
Cash Election Number	Section 3.2(b)(i)
Cash Election Shares	Section 3.1(a)(ii)(1)
Certificate	Section 3.1(c)
Certificate of Merger	Section 2.3(a)
Citi	Section 5.19
Closing	Section 2.2
Closing Date	Section 2.2
Code	Section 1.1(a)
Company	Preamble
Company Board	Section 4.4(a)
Company Bylaws	Section 4.2
Company Charter	Section 4.2
Company Class B Unit	Section 1.1(a)
Company Common Stock	Recitals
Company Disclosure Letter	Article IV
Company Entities	Section 1.1(a)
Company Expense Amount	Section 1.1(a)
Company GP Unit	Section 1.1(a)
Company Insurance Policies	Section 4.18
Company Leases	Section 4.16(e)
Company Material Adverse Effect	Section 1.1(a)
Company Material Contract	Section 4.12(a)
Company Operating Partnership	Preamble
Company Option	Section 1.1(a)
Company OP Unit	Section 1.1(a)
Company Parties	Section 1.1(a)
Company Partnership Agreement	Section 1.1(a)
Company Partnership Unit	Section 1.1(a)
Company Permits	Section 4.6(a)
Company Permitted Liens	Section 4.16(b)
Company Preferred Stock	Section 4.3(a)
Company Properties	Section 4.16(a)
Company Property	Section 4.16(a)
Company Recommendation	Section 4.4(a)

Company Restricted Stock	Section 1.1(a)
Company Restricted Stock Plan	Section 1.1(a)
Company SEC Filings	Section 4.7(a)
Company Stockholder Approval	Section 4.21
Company Stockholder Meeting	Section 1.1(a)
Company Subsidiary	Section 1.1(a)
Company Subsidiary Partnership	Section 4.17(h)
Company Tax Protection Agreements	Section 4.17(h)
Company Tax Representation Letter	Section 6.1(b)
Company Title Insurance Policies	Section 4.16(g)
Company Title Insurance Policy	Section 4.16(g)
Confidentiality Agreement	Section 1.1(a)
control	Section 1.1(a)
Converted Company Units	Section 1.1(a)
Credit Agreement	Section 1.1(a)
D&O Insurance	Section 6.9(c)
Delaware Secretary	Section 1.1(a)
DLLCA	Section 1.1(a)
DRULPA	Section 1.1(a)
Effective Time	Section 2.3(a)
Election	Section 3.3(a)
Election Deadline	Section 3.3(d)
Environmental Law	Section 1.1(a)
Environmental Permit	Section 1.1(a)
ERISA	Section 1.1(a)
ERISA Affiliate	Section 1.1(a)
Exchange Act	Section 1.1(a)
Exchange Agent	Section 3.3(d)
Exchange Agent Agreement	Section 3.3(d)
Exchange Fund	Section 3.4
Exchange Ratio	Section 1.1(a)
Expenses	Section 1.1(a)
Form of Election	Section 3.3(b)
Form S-4	Section 4.5(b)
GAAP	Section 1.1(a)
Governmental Authority	Section 1.1(a)
Hazardous Substances	Section 1.1(a)
Holder	Section 3.3
Indebtedness	Section 1.1(a)
Indemnitee	Section 1.1(a)
Inquiry	Section 6.5(a)
Intellectual Property	Section 1.1(a)
Interim Period	Section 6.1(a)
Investment Company Act	Section 1.1(a)
IRS	Section 1.1(a)
Joint Proxy Statement	Section 4.5(b)
knowledge	Section 1.1(a)
Law	Section 1.1(a)
Lien	Section 1.1(a)
MD Courts	Section 9.11(a)
Merger	Recitals
Merger Consideration	Section 3.1(a)(ii)
Mergers	Recitals

Merger Sub	Preamble
Merger Sub Interests	Section 3.1(d)
MGCL	Section 1.1(a)
NASDAQ	Section 1.1(a)
Non-Electing Shares	Section 3.1(a)(ii)(3)
Notice of Adverse Recommendation Change	Section 6.5(e)
Order	Section 1.1(a)
Other Company Subsidiary	Section 4.1(c)
Other Parent Subsidiary	Section 5.1(d)
Outside Date	Section 8.1(b)(i)
Parent	Preamble
Parent Board	Section 5.4(a)
Parent Bylaws	Section 5.2
Parent Charter	Section 5.2
Parent Class B Unit	Section 1.1(a)
Parent Common Stock	Section 3.1(a)(ii)(2)
Parent Disclosure Letter	Article V
Parent Entities	Section 1.1(a)
Parent Expense Amount	Section 1.1(a)
Parent Insurance Policies	Section 5.18
Parent Lease	Section 5.16(e)
Parent Market Price	Section 1.1(a)
Parent Material Adverse Effect	Section 1.1(a)
Parent Material Contract	Section 5.12(a)
Parent Operating Partnership	Preamble
Parent OP Unit	Section 1.1(a)
Parent Parties	Section 1.1(a)
Parent Partnership Agreement	Section 1.1(a)
Parent Partnership Unit	Section 1.1(a)
Parent Permits	Section 5.6(a)
Parent Permitted Liens	Section 5.16(b)
Parent Preferred Stock	Section 5.3(a)
Parent Properties	Section 5.16(a)
Parent Property	Section 5.16(a)
Parent SEC Filings	Section 5.7(a)
Parent Stock	Section 5.3(a)
Parent Stock Plans	Section 5.3(a)
Parent Stockholder Approval	Section 5.20
Parent Stockholder Meeting	Section 1.1(a)
Parent Subsidiary	Section 1.1(a)
Parent Subsidiary Partnership	Section 5.17(h)
Parent Tax Protection Agreements	Section 5.17(h)
Parent Tax Representation Letter	Section 6.2(b)
Parent Title Insurance Policies	Section 5.16(g)
Parent Title Insurance Policy	Section 5.16(g)
Partnership Certificate of Merger	Section 2.3(b)
Partnership Merger	Recitals
Partnership Merger Consideration	Section 3.1(b)
Partnership Merger Effective Time	Section 2.3(b)
Per Share Cash Amount	Section 1.1(a)
Person	Section 1.1(a)
Qualified REIT Subsidiary	Section 4.1(c)
Qualifying Income	Section 8.3(d)

RCS	Section 4.22
REIT	Section 4.17(b)
Relevant Company Partnership Interest	Section 4.17(h)
Relevant Parent Partnership Interest	Section 5.17(h)
Representative	Section 1.1(a)
Revolving Credit Agreement	Section 1.1(a)
Sarbanes-Oxley Act	Section 1.1(a)
SDAT	Section 2.3(a)
SEC	Section 1.1(a)
Section 6.2(c) Board Consent	Section 6.2(c)
Securities Act	Section 1.1(a)
Series A Preferred Stock	Section 5.3(a)
Series B Preferred Stock	Section 5.3(a)
Series C Preferred Stock	Section 5.3(a)
Special Limited Partner	Section 1.1(a)
Special Limited Partner Interest	Section 1.1(a)
Specified Company Leases	Section 4.16(f)
Specified Parent Leases	Section 5.16(f)
Stock Consideration	Section 3.1(a)(ii)(2)
Stock Election	Section 3.1(a)(ii)(2)
Stock Election Shares	Section 3.1(a)(ii)(2)
Superior Proposal	Section 6.5(h)(ii)
Surviving Entity	Section 2.1(a)
Surviving Partnership	Section 2.1(b)
Tax	Section 1.1(a)
Tax Return	Section 1.1(a)
Taxable REIT Subsidiary	Section 4.1(c)
Taxes	Section 1.1(a)
Termination Fee	Section 1.1(a)
Termination Payee	Section 8.3(d)
Termination Payment	Section 1.1(a)
Termination Payor	Section 8.3(d)
Third Party	Section 1.1(a)
Transfer Taxes	Section 8.7

ARTICLE II

THE MERGERS

Section 2.1 The Mergers.

(a) Upon the terms and subject to the conditions of this Agreement, and in accordance with the MGCL and the DLLCA, at the Effective Time, the Company shall be merged with and into Merger Sub, whereupon the separate existence of the Company shall cease, and Merger Sub shall continue under the name “Thunder Acquisition, LLC” as the surviving entity in the Merger (the “Surviving Entity”) and shall be governed by the laws of the State of Delaware. The Merger shall have the effects specified in the MGCL, the DLLCA and this Agreement. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, the Surviving Entity shall possess all properties, rights, privileges, powers and franchises of the Company and Merger Sub, and all of the claims, obligations, liabilities, debts and duties of the Company and Merger Sub shall become the claims, obligations, liabilities, debts and duties of the Surviving Entity.

(b) Upon the terms and subject to the conditions of this Agreement, and in accordance with the DRULPA, at the Partnership Merger Effective Time, the Company Operating Partnership shall be merged with and into the Parent Operating Partnership, whereupon the separate existence of the Company Operating Partnership shall cease, and the Parent Operating Partnership shall continue under the name “ARC Properties Operating Partnership, L.P.” as the surviving entity in the Partnership Merger (the “Surviving Partnership”)

and shall be governed by the laws of the State of Delaware. The Partnership Merger shall have the effects specified in the DRULPA and this Agreement. Without limiting the generality of the foregoing, and subject thereto, from and after the Partnership Merger Effective Time, the Surviving Partnership shall possess all properties, rights, privileges, powers and franchises of the Company Operating Partnership, and all of the claims, obligations, liabilities, debts and duties of the Company Operating Partnership shall become the claims, obligations, liabilities, debts and duties of the Surviving Partnership (including the obligations of the Company Operating Partnership under the Company Partnership Agreement).

Section 2.2 Closing.  The closing of the Mergers (the “Closing”) shall occur at 10:00 a.m. (Eastern time), on the third (3rd) Business Day after all of the conditions set forth in Article VII (other than those conditions that by their terms are required to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of such conditions) shall have been satisfied or waived by the party entitled to the benefit of the same or at such other time and date as shall be agreed upon by the parties hereto. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”. The Closing shall take place at the offices of Duane Morris LLP, 30 South 17th Street, Philadelphia, Pennsylvania, 19103, or at such other place as agreed to by the parties hereto.

Section 2.3 Effective Time.

(a) Prior to the Closing, Parent shall prepare and, on the Closing Date, the Company, Parent and Merger Sub shall (i) cause articles of merger with respect to the Merger (the “Articles of Merger”) to be duly executed and filed with the State Department of Assessments and Taxation of Maryland (the “SDAT”) as provided under the MGCL, (ii) cause a certificate of merger with respect to the Merger (the “Certificate of Merger”) to be duly executed and filed with the Delaware Secretary as provided under the DLLCA and (iii) make any other filings, recordings or publications required to be made by the Company or Merger Sub under the MGCL or DLLCA in connection with the Merger. The Merger shall become effective at the later of the time the Articles of Merger are accepted for record by the SDAT and the Certificate of Merger shall have been duly filed with the Delaware Secretary on the Closing Date or on such other date and time (not to exceed thirty (30) days from the date the Articles of Merger are accepted for record by the SDAT and the Certificate of Merger is duly filed with the Delaware Secretary) as shall be agreed to by the Company and Parent and specified in the Articles of Merger and Certificate of Merger (the date and time the Merger becomes effective being the “Effective Time”) it being understood and agreed that the parties shall cause the Effective Time to occur on the Closing Date and prior to the Partnership Merger Effective Time.

(b) Prior to the Closing, Parent shall prepare and, on the Closing Date, the Company Operating Partnership and the Parent Operating Partnership shall (i) cause a certificate of merger with respect to the Partnership Merger (the “Partnership Certificate of Merger”) to be duly executed and filed with the Delaware Secretary as provided under the DRULPA and (ii) make any other filings, recordings or publications required to be made by the Company Operating Partnership or the Parent Operating Partnership under the DRULPA in connection with the Partnership Merger. The Partnership Merger shall become effective at such time as the Partnership Certificate of Merger shall have been duly filed with the Delaware Secretary on the Closing Date or on such other date and time (not to exceed thirty (30) days from the date the Partnership Certificate of Merger is duly filed with the Delaware Secretary) as shall be agreed to by the Company Operating Partnership and the Parent Operating Partnership and specified in the Partnership Certificate of Merger (such date and time being hereinafter referred to as the “Partnership Merger Effective Time”), it being understood and agreed that the parties shall cause the Partnership Merger Effective Time to occur on the Closing Date after the Effective Time.

(c) If the consummation of the Merger prior to the consummation of the Partnership Merger (and, therefore, the Effective Time occurring prior to the Partnership Merger Effective Time), as is contemplated by this Agreement, would cause any of the parties to incur a materially greater amount of Transfer Taxes than would be incurred if the Merger were consummated following the consummation of the Partnership Merger (and, therefore, if the Effective Time were to occur following the Partnership Merger Effective Time), then, notwithstanding anything in this Agreement to the contrary, and with the written consent of Parent and the Company (which consent shall not be unreasonably withheld, conditioned or delayed), the timing of the consummation of the Merger and Partnership Merger shall be re-ordered so that the Merger shall occur and be consummated following the consummation of the Partnership Merger (and, therefore, the Effective Time will occur following the Partnership Merger Effective Time).

Section 2.4 Organizational Documents of the Surviving Entity and the Surviving Partnership.  Subject to Section 6.9, at the Effective Time, the certificate of formation and limited liability company agreement of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of formation and limited liability company agreement of the Surviving Entity, until thereafter amended in accordance with applicable Law and the applicable provisions of such certificate of formation and limited liability company agreement. At the Partnership Merger Effective Time, the certificate of limited partnership of the Parent Operating Partnership and the Parent Partnership Agreement, each as in effect immediately prior to the Partnership Merger Effective Time, shall be the certificate of limited partnership and limited partnership agreement of the Surviving Partnership, until thereafter amended in accordance with applicable Law and the applicable provisions of such certificate of limited partnership and partnership agreement.

Section 2.5 Tax Consequences.  It is intended that, for U.S. federal income tax purposes, the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Code, and that this Agreement be, and is hereby adopted as, a plan of reorganization for purposes of Sections 354 and 361 of the Code. It is further intended for U.S. federal income tax purposes that the Partnership Merger shall qualify as and constitute an “asset-over” form of merger under Treasury Regulations Section 1.708-1(c)(3)(i) with the Surviving Partnership as the continuation of the Parent Operating Partnership and the termination of the Company Operating Partnership.

Section 2.6 Subsequent Actions.

(a) If at any time after the Effective Time the Surviving Entity shall determine, in its sole and absolute discretion, that any actions are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Entity its right, title or interest in, to or under any of the rights or properties of the Company acquired or to be acquired by the Surviving Entity as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the members, officers and managers of the Surviving Entity shall be authorized to take all such actions as may be necessary or desirable to vest all right, title or interest in, to or under such rights or properties in the Surviving Entity or otherwise to carry out this Agreement.

(b) If at any time after the Partnership Merger Effective Time the Surviving Partnership shall determine, in its sole and absolute discretion, that any actions are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Partnership its right, title or interest in, to or under any of the rights or properties of the Company Operating Partnership acquired or to be acquired by the Surviving Partnership as a result of, or in connection with, the Partnership Merger or otherwise to carry out this Agreement, then the general partner(s) of the Surviving Partnership shall be authorized to take all such actions as may be necessary or desirable to vest all right, title or interest in, to or under such rights or properties in the Surviving Partnership or otherwise to carry out this Agreement.

ARTICLE III

EFFECT OF THE MERGERS

Section 3.1 Effect of the Mergers.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder of any securities of the Company, Parent or Merger Sub:

(i) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is held by any wholly owned Company Subsidiary, by Parent or any Parent Subsidiary shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and no payment shall be made with respect thereto.

(ii) Subject to Section 3.1(e) and 3.2, each share of Company Common Stock (including each share of Company Restricted Stock) issued and outstanding immediately prior to the Effective Time (other than shares cancelled pursuant to Section 3.1(a)(i)) shall be cancelled and converted, at the election of the holder thereof, in accordance with the procedures set forth in Section 3.3, into the right to receive the following consideration (collectively, the “Merger Consideration”), in each case without interest:

(1)	for each share of Company Common Stock (including each share of Company Restricted Stock) with respect to which an election to receive cash has been effectively made and not revoked or deemed revoked pursuant to this Article III (a “Cash Election”), the right to receive in cash from Parent an amount (the “Cash Consideration”) equal to the Per Share Cash Amount (such shares collectively, the “Cash Election Shares”), subject to Section 3.2(b);
(2)	for each share of Company Common Stock (including each share of Company Restricted Stock) with respect to which an election to receive validly issued, fully paid and non-assessable shares of common stock, par value $0.01 per share, of Parent (the “Parent Common Stock”) has been effectively made and not revoked or deemed revoked pursuant to this Article III (a “Stock Election” and such shares collectively, the “Stock Election Shares”) or which is otherwise to receive shares of Parent Common Stock in accordance with the terms of this Agreement, the right to receive from Parent, in Parent’s discretion, either (A) a number of shares of Parent Common Stock equal to the Exchange Ratio (the “Stock Consideration”) or (B) subject to Section 6.10, only if the Parent Market Price is less than $14.94, 2.05 shares of Parent Common Stock and an amount in cash equal to (i) the excess of the Exchange Ratio over 2.05, multiplied by (ii) the Parent Market Price (the “Alternative Stock Consideration”); provided, however, if Parent elects to pay the Alternative Stock Consideration with respect to any Stock Election Shares, Parent will be required to pay the Alternative Stock Consideration with respect to all Stock Election Shares and shall notify the Company of such election and the amount of the Alternative Stock Consideration as soon as reasonably practicable and, in any event, at least one (1) day prior to the Closing; and
(3)	for each share of Company Common Stock (including each share of Company Restricted Stock) other than Cash Election Shares and Stock Election Shares (collectively, the “Non-Electing Shares”), the right to receive from Parent such Stock Consideration or Alternative Stock Consideration as the case may be.

(b) At the Partnership Merger Effective Time, by virtue of the Partnership Merger and without any action on the part of the holders of Company Partnership Units or Parent Partnership Units, each Company OP Unit (including each Converted Company Unit) and each Company GP Unit issued and outstanding immediately prior to the Partnership Merger Effective Time shall automatically be converted into a number of validly issued Parent OP Units equal to the Exchange Ratio (the “Partnership Merger Consideration”). At the Partnership Merger Effective Time, by virtue of the Partnership Merger and without any action on the part of the holders of Company Class B Units, each issued and outstanding Company Class B Unit that was not converted into Company OP Units immediately prior to the Partnership Merger Effective Time shall automatically be converted into a number of validly issued Parent Class B Units equal to the Exchange Ratio. The general partnership interest of the Parent Operating Partnership shall remain outstanding and constitute the only general partnership interest in the Surviving Partnership, and the Parent OP Units issued and outstanding immediately prior to the Partnership Merger Effective Time shall remain outstanding.

(c) All shares of Company Common Stock (including all shares of Company Restricted Stock), when so converted pursuant to Section 3.1(a)(ii), shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate (a “Certificate”) or book-entry share registered in the transfer books of the Company (a “Book-Entry Share”) that immediately prior to the Effective Time represented shares of Company Common Stock shall cease to have any rights with respect to such Company Common Stock other than the right to receive the Merger Consideration in accordance with Section 3.5, including the right, if any, to receive, pursuant to Section 3.14, cash in lieu of fractional shares of Parent Common Stock into which such shares of Company Common Stock have been converted pursuant to Section 3.1(a)(ii), together with the amounts, if any, payable pursuant to Section 3.7.

(d) All membership interests of Merger Sub (the “Merger Sub Interests”), issued and outstanding immediately prior to the Effective Time shall remain as the only membership interests of the Surviving Entity.

(e) Without limiting the other provisions of this Agreement and subject to Section 6.1(c)(ii) and Section 6.1(c)(iii), if at any time during the period between the date of this Agreement and the Effective Time, the Company or the Company Operating Partnership should split, combine or otherwise reclassify the Company Common Stock, the Company GP Units or Company OP Units, or make a dividend or other distribution in shares of Company Common Stock, Company GP Units or Company OP Units (including any dividend or other distribution of securities convertible into Company Common Stock, Company GP Units or Company OP Units), or engage in a reclassification, reorganization, recapitalization or exchange or other like change, then (without limiting any other rights of the Parent Parties hereunder), the Merger Consideration or Partnership Merger Consideration, as applicable, shall be ratably adjusted to reflect fully the effect of any such change. Without limiting the other provisions of this Agreement and subject to Section 6.2(c)(ii) and Section 6.2(c)(iii), if at any time during the period between the date of this Agreement and the Effective Time, Parent or the Parent Operating Partnership should split, combine or otherwise reclassify the Parent Common Stock or Parent OP Units, or make a distribution in shares of Parent Common Stock or Parent OP Units (including any dividend or other distribution of securities convertible into Parent Common Stock or Parent OP Units), or engage in a reclassification, reorganization, recapitalization or exchange or other like change, then the Merger Consideration or Partnership Merger Consideration, as applicable, shall be ratably adjusted to reflect any such change.

Section 3.2 Proration.

(a) Notwithstanding any other provision contained in this Agreement, the maximum number of shares of Company Common Stock (including Company Restricted Stock) that may be converted into the right to receive the Cash Consideration (which does not include the cash portion of the Alternative Stock Consideration) pursuant to Section 3.2(b)(ii) (the “Cash Conversion Number”) shall be equal to the product (rounded down to the nearest whole share) of twenty-five percent (25%) times the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time. All other shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (including Company Restricted Stock, but other than shares of Company Common Stock to be cancelled as provided in Section 3.1(a)(i)) shall be converted into the right to receive the Stock Consideration or the Alternative Stock Consideration (including the cash portion of the Alternative Stock Consideration).

(b) Within five (5) Business Days after the Effective Time, Parent shall instruct the Exchange Agent to effect the allocation among former holders of Company Common Stock (including Company Restricted Stock) of rights to receive the Cash Consideration, the Stock Consideration and the Alternative Stock Consideration as follows:

(i) If the aggregate number of shares of Company Common Stock (including Company Restricted Stock) with respect to which Cash Elections shall have been made (the “Cash Election Number”) exceeds the Cash Conversion Number, then all Stock Election Shares and all Non-Electing Shares shall be converted into the right to receive the Stock Consideration or Alternative Stock Consideration, as the case may be, and Cash Election Shares held by such holder thereof will be converted into the right to receive the Cash Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (A) the number of Cash Election Shares held by such holder by (B) a fraction, the numerator of which is the Cash Conversion Number and the denominator of which is the Cash Election Number (with the Exchange Agent to determine, consistent with Section 3.2(a), whether fractions of Cash Election Shares shall be rounded up or down), with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Stock Consideration or Alternative Stock Consideration, as the case may be; and

(ii) If the Cash Election Number is less than or equal to the Cash Conversion Number, then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and the Non-Electing Shares and Stock Election Shares shall be converted into the right to receive the Stock Consideration or Alternative Stock Consideration, as the case may be.

Section 3.3 Election Procedures.  Each holder of record of shares of Company Common Stock (including Company Restricted Stock) issued and outstanding immediately prior to the Effective Time

(a “Holder”) shall have the right, subject to the limitations set forth in this Article III, to submit an election on or prior to the Election Deadline in accordance with the following procedures:

(a) Each Holder may specify in a request made in accordance with the provisions of this Section 3.3 (herein called an “Election”) (i) the number of shares of Company Common Stock owned by such Holder with respect to which such Holder desires to make a Stock Election and (ii) the number of shares of Company Common Stock owned by such Holder with respect to which such Holder desires to make a Cash Election.

(b) Parent shall prepare a form reasonably acceptable to the Company (the “Form of Election”), which shall be mailed by the Company to record holders of Company Common Stock so as to permit those holders to exercise their right to make an Election prior to the Election Deadline.

(c) The Company shall mail or cause to be mailed the Form of Election to record holders of Common Stock as of the record date for the Company Stockholder Meeting not less than twenty (20) Business Days prior to the anticipated Election Deadline and shall use reasonable best efforts to make available as promptly as possible a Form of Election to all persons who become holders of shares of Common Stock during the period following the record date for the Company Stockholder Meeting and prior to the Election Deadline.

(d) Any Election shall have been made properly only if the person authorized to receive Elections and to act as exchange agent under this Agreement, which person shall be a bank or trust company selected by Parent and reasonably acceptable to the Company (the “Exchange Agent”), pursuant to an agreement (the “Exchange Agent Agreement”) entered into prior to the mailing of the Form of Election to Company stockholders, shall have received, by the Election Deadline, a Form of Election properly completed and signed and accompanied by Certificates representing the shares of Company Common Stock to which such Form of Election relates, duly endorsed in blank or otherwise in form acceptable for transfer on the books of the Company or by an appropriate customary guarantee of delivery of such Certificates, as set forth in such Form of Election, from a firm that is an “eligible guarantor institution” (as defined in Rule 17Ad-15 under the Exchange Act); provided, that such Certificates are in fact delivered to the Exchange Agent by the time required in such guarantee of delivery, and, in the case of Book-Entry Shares, any additional documents specified in the procedures set forth in the Form of Election. Failure to deliver shares of Company Common Stock covered by such a guarantee of delivery within the time set forth on such guarantee shall be deemed to invalidate any otherwise properly made Election, unless otherwise determined by Parent, in its sole and absolute discretion. As used herein, unless otherwise agreed in advance by the Company and Parent, “ Election Deadline” means 5:00 p.m. local time (in the city in which the principal office of the Exchange Agent is located) on the later of (i) the date immediately prior to the Company Stockholder Meeting and (ii) the date that Parent and the Company shall agree is five (5) Business Days prior to the expected Closing Date. The Company and Parent shall cooperate to issue a press release reasonably satisfactory to each of them announcing the anticipated date of the Election Deadline not more than fifteen (15) Business Days before, and at least five (5) Business Days prior to, the Election Deadline. If the Closing is delayed to a subsequent date, the Election Deadline shall be similarly delayed and the Company and Parent shall cooperate to promptly publicly announce such rescheduled Election Deadline and Closing.

(e) Any Holder may, at any time prior to the Election Deadline, change or revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Form of Election or by withdrawal prior to the Election Deadline of his or her Certificates, or of the guarantee of delivery of such Certificates, or any documents in respect of Book-Entry Shares, previously deposited with the Exchange Agent. All Elections shall be automatically deemed revoked upon receipt by the Exchange Agent of written notification from Parent or the Company that this Agreement has been terminated in accordance with Article III. Subject to the terms of the Exchange Agent Agreement, if Parent shall determine in its reasonable discretion that any Election is not properly made with respect to any shares of Company Common Stock (neither Parent nor the Company nor the Exchange Agent being under any duty to notify any stockholder of any such defect), such Election shall be deemed to be not in effect, and the shares of Company Common Stock covered by such Election shall, for purposes hereof, be deemed to be Non-Electing Shares, unless a proper Election is thereafter timely made with respect to such shares.

(f) Subject to the terms of the Exchange Agent Agreement, Parent and the Company, in the exercise of their reasonable discretion, shall have the joint right to make all determinations, not inconsistent with the terms of this Agreement, governing (i) the manner and extent to which Elections are to be taken into account in making the determinations prescribed by Section 3.2, (ii) the issuance and delivery of certificates representing the number of shares of Parent Common Stock into which shares of Company Common Stock are converted into the right to receive in the Merger and (iii) the method of payment of cash for shares of Company Common Stock converted into the right to receive the Cash Consideration and cash in lieu of fractional shares of Parent Common Stock.

Section 3.4 Deposit of Merger Consideration.  Promptly after the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent for the benefit of the holders of shares of Company Common Stock, at the Effective Time, for exchange in accordance with this Article III, (i) evidence of Parent Common Stock in book-entry form issuable pursuant to Section 3.1(a) equal to the aggregate Stock Consideration or stock portion of the Alternative Stock Consideration, as may be applicable, and (ii) immediately available funds equal to the aggregate Cash Consideration and the cash portion of the Alternative Stock Consideration, if any (together with, to the extent then determinable, any cash payable in lieu of fractional shares pursuant to Section 3.14) (collectively, the “Exchange Fund”) and Parent shall instruct the Exchange Agent to timely pay the Cash Consideration and the cash portion of the Alternative Stock Consideration, if any, and cash in lieu of fractional shares, in accordance with this Agreement. The cash portion of the Exchange Fund shall be invested by the Exchange Agent as directed by Parent or the Surviving Entity. Interest and other income on the Exchange Fund shall be the sole and exclusive property of Parent and the Surviving Entity and shall be paid to Parent or the Surviving Entity, as Parent directs. No investment of the Exchange Fund shall relieve Parent, the Surviving Entity or the Exchange Agent from making the payments required by this Article III, and following any losses from any such investment, Parent shall promptly provide additional funds to the Exchange Agent to the extent necessary to satisfy Parent’s obligations hereunder for the benefit of the holders of shares of Company Common Stock at the Effective Time, which additional funds will be deemed to be part of the Exchange Fund.

Section 3.5 Delivery of Merger Consideration.  As soon as reasonably practicable after the Effective Time and in any event not later than the fifth (5th) Business Day following the Effective Time, the Exchange Agent shall mail to each holder of record of a Certificate or Book-Entry Share immediately prior to the Effective Time a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares shall pass, only upon delivery of the Certificates or Book-Entry Shares to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the Merger Consideration. Upon proper surrender of a Certificate or Book-Entry Share for exchange and cancellation to the Exchange Agent, together with a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the Merger Consideration (which, to the extent Stock Consideration or the stock portion of the Alternative Stock Consideration, as may be applicable, shall be in non-certificated book-entry form) in respect of the shares of Company Common Stock formerly represented by such Certificate or Book-Entry Share and such Certificate or Book-Entry Share so surrendered shall forthwith be cancelled. No interest will be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Merger Consideration payable upon the surrender of the Certificates or Book-Entry Shares.

Section 3.6 Share Transfer Books.  At the Effective Time, the share transfer books of the Company shall be closed, and thereafter there shall be no further registration of transfers of shares of Company Common Stock. From and after the Effective Time, Persons who held shares of Company Common Stock immediately prior to the Effective Time shall cease to have rights with respect to such shares, except as otherwise provided for herein. On or after the Effective Time, any Certificates presented to the Exchange Agent or the Surviving Entity for any reason shall be cancelled and exchanged for the Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby.

Section 3.7 Dividends with Respect to Parent Common Stock.  No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock issuable hereunder, and all such dividends and other distributions shall be paid by Parent to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate (or affidavit of loss in lieu thereof) in accordance with this Agreement. Subject to applicable Laws, following surrender of any such Certificate (or affidavit of loss in lieu thereof) there shall be paid to the holder thereof, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Parent Common Stock to which such holder is entitled pursuant to this Agreement and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of Parent Common Stock.

Section 3.8 Termination of Exchange Fund.  Any portion of the Exchange Fund (including any interest and other income received with respect thereto) which remains undistributed to the former holders of shares of Company Common Stock on the first (1st) anniversary of the Effective Time shall be delivered to Parent, upon demand, and any former holders of shares of Company Common Stock who have not theretofore received any Merger Consideration (including any cash in lieu of fractional shares and any applicable dividends or other distributions with respect to Parent Common Stock) to which they are entitled under this Article III shall thereafter look only to Parent and the Surviving Entity for payment of their claims with respect thereto.

Section 3.9 No Liability.  None of Parent, Merger Sub, the Company, the Parent Operating Partnership, the Company Operating Partnership, the Surviving Entity, the Surviving Partnership or the Exchange Agent, or any employee, officer, director, agent or Affiliate of any of them, shall be liable to any holder of shares of Company Common Stock in respect of any cash that would have otherwise been payable in respect of any Certificate or Book-Entry Share from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by holders of any such shares immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Entity, free and clear of any claims or interest of any such holders or their successors, assigns or personal representatives previously entitled thereto.

Section 3.10 Equity Awards.

(a) Company Restricted Stock.  Immediately prior to the Effective Time, any then-outstanding shares of Company Restricted Stock shall become fully vested and the Company shall be entitled to deduct and withhold such number of shares of Company Common Stock otherwise deliverable upon such acceleration to satisfy any applicable income and employment withholding Taxes (assuming a fair market value of a share of Company Common Stock equal to the closing price of the Company Common Stock on the last completed trading day immediately prior to the Closing). All shares of Company Common Stock then-outstanding as a result of the full vesting of the shares of Company Restricted Stock and the satisfaction of any applicable income and employment withholding Taxes shall have the right to receive the Merger Consideration in accordance with the terms and conditions of this Agreement.

(b) Notwithstanding anything to the contrary contained herein, prior to the Effective Time, the Company shall take all actions necessary to effectuate the provisions of this Section 3.10.

Section 3.11 Withholding Rights.  Each and any Parent Party, Company Party, the Surviving Entity, the Surviving Partnership or the Exchange Agent, as applicable, shall be entitled to deduct and withhold from the Merger Consideration, the Partnership Merger Consideration and/or, otherwise, any other amounts or property otherwise payable or distributable to any Person pursuant to this Agreement such amounts or property (or portions thereof) as such Parent Party, Company Party, the Surviving Entity, the Surviving Partnership or the Exchange Agent is required to deduct and withhold with respect to the making of such payment or distribution under the Code, and the rules and regulations promulgated thereunder, or any provision of applicable Tax Law. To the extent that amounts are so deducted or withheld and paid over to the appropriate Governmental Authority by a Parent Party, a Company Party, the Surviving Entity, the Surviving Partnership or the Exchange Agent, as applicable, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by the Parent Party, the Company Party, the Surviving Entity, the Surviving Partnership or the Exchange Agent, as applicable.

Section 3.12 Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Entity, the posting by such Person of a bond in such reasonable and customary amount as the Surviving Entity may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof is entitled pursuant to this Article III.

Section 3.13 Dissenters’ Rights.  No dissenters’ or appraisal rights shall be available with respect to the Mergers or the other transactions contemplated by this Agreement.

Section 3.14 Fractional Shares.  No certificate or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or with respect to Book-Entry Shares, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock shall receive (aggregating for this purpose all the shares of Parent Common Stock such holder is entitled to receive hereunder), in lieu thereof, cash, without interest, in an amount equal to the product of (a) such fractional part of a share of Parent Common Stock, multiplied by (b) the per share closing price of Parent Common Stock on the Closing Date on the NASDAQ, as reported in The Wall Street Journal.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES
OF THE COMPANY

Except (a) as set forth in the disclosure letter that has been prepared by the Company Parties and delivered by the Company Parties to the Parent Parties in connection with the execution and delivery of this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any Section of the Company Disclosure Letter with respect to any Section or subsection of Article IV of this Agreement shall be deemed disclosed with respect to any other Section or subsection of Article IV of this Agreement to the extent such relationship is reasonably apparent, provided that nothing in the Company Disclosure Letter is intended to broaden the scope of any representation or warranty of the Company made herein), or (b) as disclosed in publicly available Company SEC Filings, filed with, or furnished to, as applicable, the SEC on or after March 22, 2012 and prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer or other statements that are cautionary, predictive or forward-looking in nature), the Company Parties hereby, jointly and severally, represent and warrant to the Parent Parties that:

Section 4.1 Organization and Qualification; Subsidiaries.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and has the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. The Company is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Each Company Subsidiary is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted, except, with respect only to each Company Subsidiary that would not constitute a “significant subsidiary” (as defined in Rule 1-02 of Regulation S-X), for such failures to be so organized, in good standing or have certain power and authority that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company

Material Adverse Effect. Each Company Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(c) Section 4.1(c) of the Company Disclosure Letter sets forth a true and complete list of the Company Subsidiaries and each other corporate or non-corporate subsidiary in which the Company owns any direct or indirect voting, capital, profits or other beneficial interest (“Other Company Subsidiary”), including a list of each Company Subsidiary or Other Company Subsidiary that is a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code (“Qualified REIT Subsidiary”) or a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code (“Taxable REIT Subsidiary”), together with (i) the jurisdiction of incorporation or organization, as the case may be, of each Company Subsidiary and each Other Company Subsidiary, (ii) the type of and percentage of voting, equity, profits, capital and other beneficial, as well as any debt (whether as a creditor or borrower), interest held (including capital account balances for any entity treated as a partnership for U.S. federal income tax purposes), directly or indirectly, by the Company in and to each Company Subsidiary and each Other Company Subsidiary, (iii) the names of and the type of and percentage of voting, equity, profits, capital and other beneficial, as well as any debt (whether as a creditor or borrower), interest held (including capital account balances for any entity treated as a partnership for U.S. federal income tax purposes) by any Person other than the Company or a Company Subsidiary in each Company Subsidiary and, to the knowledge of the Company, each Other Company Subsidiary, and (iv) the classification for U.S. federal income tax purposes of each Company Subsidiary and, to the knowledge of the Company, each Other Company Subsidiary.

(d) Except as set forth in Section 4.1(d) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary, directly or indirectly, owns any interest or investment (whether equity or debt) in any Person (other than equity interests in the Company Subsidiaries or Other Company Subsidiaries, loans to any Taxable REIT Subsidiary of the Company and investments in bank time deposits and money market accounts).

Section 4.2 Organizational Documents.  The Company has made available to Parent complete and correct copies of (a) the Company’s charter (the “Company Charter”) and the Company’s bylaws, as amended to date (the “Company Bylaws”), (b) the organizational documents of each Company Subsidiary, including the certificate of limited partnership of the Company Operating Partnership and the Company Partnership Agreement, each as in effect on the date hereof, and (c) any and all Company Tax Protection Agreements.

Section 4.3 Capital Structure.

(a) The authorized capital stock of the Company consists of 300,000,000 shares of Company Common Stock and 50,000,000 shares of preferred stock, $0.01 par value per share (the “Company Preferred Stock”). At the close of business on June 28, 2013, (i) 70,894,976 shares of Company Common Stock were issued and outstanding, including 7,467 shares of Company Restricted Stock, (ii) no shares of Company Preferred Stock were issued and outstanding, (iii) 8,000 shares of Company Common Stock were reserved for issuance pursuant to the terms of outstanding awards granted pursuant to the Company Restricted Stock Plan, and (iv) 2,992,000 shares of Company Common Stock were available for grant under the Company Restricted Stock Plan. All issued and outstanding shares of the capital stock of the Company are duly authorized, validly issued, fully paid and non-assessable, and no class of capital stock of the Company is entitled to preemptive rights. There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of shares of Company Common Stock may vote. As of the date of this Agreement, there are no Company Options outstanding. Section 4.3(a) of the Company Disclosure Letter, sets forth for each holder of Company Restricted Stock outstanding as of the date of this Agreement (A) the name with respect to the holder of Company Restricted Stock, (B) the number of shares of outstanding Company Restricted Stock, (C) the date of grant of such Company Restricted Stock, and (D) the vesting schedule for such Company Restricted Stock. There are no other rights, options, stock or unit appreciation rights, phantom stock or units, restricted stock units, dividend equivalents or similar rights with respect to the Company Common Stock or Company Partnership Units other than the Company Restricted Stock and Company Partnership Units

disclosed on Section 4.3(a) of the Company Disclosure Letter. Each Company Restricted Stock grant was made in accordance in all material respects with the terms of the Company Restricted Stock Plan and applicable Law. Immediately prior to the Closing, the Company will provide to Parent a complete and correct list that contains the information required to be provided in Section 4.3(a) of the Company Disclosure Letter, that is correct and complete as of the Closing Date; provided, however, delivery of such updated schedule shall not cure any breach of this Section 4.3 for purposes of determining whether the applicable closing condition has been satisfied.

(b) All of the outstanding shares of capital stock of each of the Company Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the Company Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued. All shares of capital stock of (or other ownership interests in) each of the Company Subsidiaries that may be issued upon exercise of outstanding options or exchange rights are duly authorized and, upon issuance will be validly issued, fully paid and nonassessable. Except as set forth in Section 4.1(c) of the Company Disclosure Letter, the Company owns, directly or indirectly, all of the issued and outstanding capital stock and other ownership interests of each of the Company Subsidiaries, free and clear of all encumbrances other than statutory or other liens for Taxes or assessments which are not yet due or delinquent or the validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves are being maintained, and there are no existing options, warrants, calls, subscriptions, convertible securities or other securities, agreements, commitments or obligations of any character relating to the outstanding capital stock or other securities of any Company Subsidiary or which would require any Company Subsidiary to issue or sell any shares of its capital stock, ownership interests or securities convertible into or exchangeable for shares of its capital stock or ownership interests.

(c) Except as set forth in this Section 4.3 or in Section 4.3(a) of the Company Disclosure Letter, as of the date of this Agreement, there are no securities, options, warrants, calls, rights, commitments, agreements, rights of first refusal, arrangements or undertakings of any kind to which the Company or any Company Subsidiary is a party or by which any of them is bound, obligating the Company or any Company Subsidiary to issue, deliver or sell or create, or cause to be issued, delivered or sold or created, additional shares of Company Common Stock, shares of Company Preferred Stock or other equity securities or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of the Company or any of the Company Subsidiaries or obligating the Company or any Company Subsidiary to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, right of first refusal, arrangement or undertaking. Except as set forth in Section 4.3(c) of the Company Disclosure Letter, as of the date of this Agreement, there are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of Company Common Stock, shares of Company Preferred Stock or other equity securities of the Company or any Company Subsidiary (other than in satisfaction of withholding Tax obligations pursuant to certain awards outstanding under the Company Restricted Stock Plan in the event the grantees fail to satisfy withholding Tax obligations). Neither the Company nor any Company Subsidiary is a party to or bound by any agreements or understandings concerning the voting (including voting trusts and proxies) of any capital stock of the Company or any of the Company Subsidiaries.

(d) All dividends or other distributions on the shares of Company Common Stock and Company Preferred Stock and any material dividends or other distributions on any securities of any Company Subsidiary which have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

Section 4.4 Authority.

(a) Each of the Company and the Company Operating Partnership has the requisite corporate or limited partnership power and authority, as applicable, to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Company Stockholder Approval, to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by each of the Company and the Company Operating Partnership and the consummation by the Company and the Company Operating Partnership of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate and limited partnership action, and no other corporate or limited partnership proceedings on the part of the Company or the Company Operating Partnership, as applicable, are necessary to authorize this Agreement or the Mergers or to consummate the transactions contemplated hereby, subject, (i) with respect to the Merger, to receipt of the Company Stockholder Approval, the filing of the Articles of Merger with and acceptance for record of the Articles of Merger by the SDAT and the due filing of the Certificate of Merger with the Delaware Secretary, and (ii) with respect to the Partnership Merger, the due filing of the Partnership Certificate of Merger with the Delaware Secretary. The Company’s board of directors (the “Company Board”), at a duly held meeting, has, by unanimous vote of all of the Company Board members voting, (i) duly and validly authorized the execution and delivery of this Agreement and declared advisable the Merger, the Partnership Merger and the other transactions contemplated hereby, (ii) directed that the Merger and, to the extent stockholder approval is required, the other transactions contemplated hereby be submitted for consideration at the Company Stockholder Meeting, and (iii) resolved to recommend that the stockholders of the Company vote in favor of the approval of the Merger and, to the extent stockholder approval is required, the other transactions contemplated hereby (the “Company Recommendation”) and to include such recommendation in the Joint Proxy Statement, subject to Section 6.5.

(b) This Agreement has been duly executed and delivered by each of the Company and the Company Operating Partnership and, assuming due authorization, execution and delivery by each of Parent, Merger Sub and the Parent Operating Partnership, constitutes a legally valid and binding obligation of each of the Company and the Company Operating Partnership, enforceable against the Company and the Company Operating Partnership in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

Section 4.5 No Conflict; Required Filings and Consents.

(a) Except as set forth in Section 4.5(a) of the Company Disclosure Letter, the execution and delivery of this Agreement by each of the Company and the Company Operating Partnership does not, and the performance of this Agreement and the consummation of the Mergers and the other transactions contemplated hereby by each of the Company and the Company Operating Partnership will not, (i) assuming receipt of the Company Stockholder Approval, conflict with or violate any provision of (A) the Company Charter, the Company Bylaws, the certificate of limited partnership of the Company Operating Partnership or the Company Partnership Agreement or (B) any equivalent organizational or governing documents of any Company Subsidiary, (ii) assuming that all consents, approvals, authorizations and permits described in Section 4.5(b) have been obtained, all filings and notifications described in Section 4.5(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company, the Company Operating Partnership or any other Company Subsidiary or by which any property or asset of the Company, the Company Operating Partnership or any other Company Subsidiary is bound, or (iii) require any consent or approval (except as contemplated by Section 4.5(b)) under, result in any breach of or any loss of any benefit or material increase in any cost or obligation of the Company, the Company Operating Partnership or any other Company Subsidiary under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, acceleration, cancellation or payment (including disposition or similar fees) (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of the Company, the Company Operating Partnership or any other Company Subsidiary pursuant to, any note, bond, debt instrument, indenture, contract, agreement, ground lease, license, permit or other legally binding obligation to which the Company, the Company Operating Partnership or any other Company Subsidiary is a party, except, as to clauses (i)(B), (ii) and (iii), respectively, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement by each of the Company and the Company Operating Partnership does not, and the performance of this Agreement by each of the Company and the Company Operating Partnership will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) the filing with the SEC of (A) a joint proxy statement in preliminary and definitive form relating to the Company Stockholder Meeting and the Parent Stockholder Meeting (together with any amendments or supplements thereto, the “Joint Proxy Statement”) and of a registration statement on Form S-4 pursuant to which the offer and sale of shares of Parent Common Stock in the Merger will be registered pursuant to the Securities Act and in which the Joint Proxy Statement will be included as a prospectus (together with any amendments or supplements thereto, the “Form S-4”), and declaration of effectiveness of the Form S-4, and (B) such reports under, and other compliance with, the Exchange Act (and the rules and regulations promulgated thereunder) and the Securities Act (and the rules and regulations promulgated thereunder) as may be required in connection with this Agreement and the transactions contemplated hereby, (ii) the filing of the Articles of Merger with and the acceptance for record of the Articles of Merger by the SDAT pursuant to the MGCL, (iii) the due filing of the Certificate of Merger with the Delaware Secretary, (iv) the due filing of the Partnership Certificate of Merger with the Delaware Secretary, (v) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws, (vi) such filings as may be required in connection with state and local transfer Taxes, and (vii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.6 Permits; Compliance With Law.

(a) Except for the authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances that are the subject of Section 4.14 or Section 4.15 which are addressed solely in those Sections, the Company and each Company Subsidiary is in possession of all authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances of any Governmental Authority and accreditation and certification agencies, bodies or other organizations, including building permits and certificates of occupancy, necessary for the Company and each Company Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as it is being conducted as of the date hereof (the “Company Permits”), and all such Company Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of the Company Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. All applications required to have been filed for the renewal of the Company Permits have been duly filed on a timely basis with the appropriate Governmental Authority, and all other filings required to have been made with respect to such Company Permits have been duly made on a timely basis with the appropriate Governmental Authority, except in each case for failures to file which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has received any claim or notice nor has any knowledge indicating that the Company or any Company Subsidiary is currently not in compliance with the terms of any such Company Permits, except where the failure to be in compliance with the terms of any such Company Permits, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Neither the Company nor any Company Subsidiary is or has been in conflict with, or in default or violation of (i) any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound (except for Laws addressed in Section 4.10, Section 4.11, Section 4.14, Section 4.15 or Section 4.17), or (ii) any Company Permits (except for the Company Permits addressed in Section 4.14 or Section 4.15), except in each case for any such conflicts, defaults or violations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.7 SEC Filings; Financial Statements.

(a) The Company has filed with, or furnished (on a publicly available basis) to, the SEC all forms, reports, schedules, statements and documents required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, including any amendments or supplements thereto, from and after March 22, 2012 (collectively, the “Company SEC Filings”). Each Company SEC Filing, as amended or supplemented, if applicable, (i) as of its date, or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the applicable rules and regulations of the SEC thereunder, and (ii) did not, at the time it was filed (or became effective in the case of registration statements), or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, no Company Subsidiary is separately subject to the periodic reporting requirements of the Exchange Act.

(b) Each of the consolidated financial statements contained or incorporated by reference in the Company SEC Filings (as amended, supplemented or restated, if applicable), including the related notes and schedules, was prepared (except as indicated in the notes thereto) in accordance with GAAP applied on a consistent basis throughout the periods indicated, and each such consolidated financial statement presented fairly, in all material respects, the consolidated financial position, results of operations, stockholders’ equity and cash flows of the Company and its consolidated subsidiaries as of the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments).

(c) The records, systems, controls, data and information of the Company and the Company Subsidiaries that are used in the system of internal accounting controls described in the following sentence are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of the Company or the Company Subsidiaries or accountants, except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a materially adverse effect on the system of internal accounting controls. The Company and the Company Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including that: (1) transactions are executed only in accordance with management’s authorization; (2) transactions are recorded as necessary to permit preparation of the financial statements of the Company and the Company Subsidiaries and to maintain accountability for the assets of the Company and the Company Subsidiaries; (3) access to such assets is permitted only in accordance with management’s authorization; (4) the reporting of such assets is compared with existing assets at regular intervals; and (5) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. The Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and the audit committee of the Company Board (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls, and the Company has made available to Parent copies of any material written materials relating to the foregoing. The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 promulgated under the Exchange Act) designed to ensure that material information relating to the Company required to be included in reports filed under the Exchange Act, including its consolidated subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared, and, to the knowledge of the Company, such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and its principal financial officer to material information required to be included in the Company’s periodic reports required under the Exchange Act. Since the enactment of the Sarbanes-Oxley Act, none of the Company or any Company Subsidiary has made any prohibited loans to any director or executive officer of the Company (as defined in Rule 3b-7 promulgated under the Exchange Act).

(d) Except as and to the extent disclosed or reserved against on the Company’s most recent balance sheet (or, in the notes thereto) included in the Company SEC Filings, none of the Company or its consolidated subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), except for liabilities or obligations (i) expressly contemplated by or under this Agreement, including Section 6.1 hereof, (ii) incurred in the ordinary course of business consistent with past practice since the most recent balance sheet set forth in the Company SEC Filings made through and including the date of this Agreement, (iii) described in any section of the Company Disclosure Letter or (iv) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(e) Except as set forth in Section 4.7(e) of the Company Disclosure Letter, to the knowledge of the Company, none of the Company SEC Filings is the subject of ongoing SEC review and the Company has not received any comments from the SEC with respect to any of the Company SEC Filings since March 22, 2012 which remain unresolved, nor has it received any inquiry or information request from the SEC as to any matters affecting the Company which has not been adequately addressed. The Company has made available to Parent true and complete copies of all written comment letters from the staff of the SEC received since March 22, 2012 through the date of this Agreement relating to the Company SEC Filings and all written responses of the Company thereto through the date of this Agreement. None of the Company SEC Filings is the subject of any confidential treatment request by the Company.

Section 4.8 Disclosure Documents.

(a) None of the information supplied or to be supplied in writing by or on behalf of the Company or any Company Subsidiary for inclusion or incorporation by reference in (i) the Form S-4 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Joint Proxy Statement will, at the date it is first mailed to the stockholders of the Company and of Parent, at the time of the Company Stockholder Meeting and the Parent Stockholder Meeting, at the time the Form S-4 is declared effective by the SEC or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. All documents that the Company is responsible for filing with the SEC in connection with the transactions contemplated herein, to the extent relating to the Company or any Company Subsidiary or other information supplied by or on behalf of the Company or any Company Subsidiary for inclusion therein, will comply as to form, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable, and the rules and regulations of the SEC thereunder and each such document required to be filed with any Governmental Authority (other than the SEC) will comply in all material respects with the provisions of any applicable Law as to the information required to be contained therein.

(b) The representations and warranties contained in this Section 4.8 will not apply to statements or omissions included in the Form S-4 or the Joint Proxy Statement to the extent based upon information supplied to the Company by or on behalf of Parent or Merger Sub.

Section 4.9 Absence of Certain Changes or Events.  Between December 31, 2012 and the date hereof, except as contemplated by this Agreement or as set forth in Section 4.9 of the Company Disclosure Letter, the Company and each Company Subsidiary has conducted its business in all material respects in the ordinary course. Between December 31, 2012 and the date hereof, there has not been any Company Material Adverse Effect or any effect, event, development or circumstance that, individually or in the aggregate with all other effects, events, developments and changes, would reasonably be expected to result in a Company Material Adverse Effect.

Section 4.10 Employee Benefit Plans.

(a) Other than the Company Restricted Stock Plan and the Company’s 2012 Stock Option Plan, which was terminated by the Company Board on August 16, 2012, the Company and the Company Subsidiaries do not and are not required to, and have not and have never been required to, maintain, sponsor or contribute to any Benefit Plans. Neither the Company nor any Company Subsidiary has any contract, plan or commitment, whether or not legally binding, to create any Benefit Plan. No options were issued under the Company’s 2012 Stock Option Plan.

(b) Except as individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, none of the Company, any Company Subsidiary or any of their respective ERISA Affiliates has incurred any obligation or liability with respect to or under any employee benefit plan, program or arrangement (including any agreement, program, policy or other arrangement under which any current or former employee, director or consultant has any present or future right to benefits) which has created or will create any obligation with respect to, or has resulted in or will result in any liability to Parent, Merger Sub or any of their respective subsidiaries.

(c) Except as individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company Restricted Stock Plan was established and has been administered in accordance with its terms and in compliance with all applicable Laws, including the Code.

(d) None of the Company, any Company Subsidiaries or any of their respective ERISA Affiliates has ever maintained, contributed to, or participated in, or otherwise has any obligation or liability in connection with: (i) a “pension plan” under Section 3(2) of ERISA that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (iv) a “multiple employer plan” (as defined in Section 413(c) of the Code).

(e) Except as set forth in Section 4.10(e) of the Company Disclosure Letter, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will, individually or together with the occurrence of any other event: (i) result in any payment becoming due to any service provider of the Company or any Company Subsidiary, (ii) increase or otherwise enhance any benefits otherwise payable by the Company or any Company Subsidiary or the amount of compensation due to any service provider of the Company or any Company Subsidiary or (iii) result in the acceleration of the time of payment or vesting of any such benefits or the funding of any such compensation or benefits. Section 4.10(e) of the Company Disclosure Letter sets forth the estimated maximum amount or value of each such payment or number of vested shares.

(f) Except as individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, no amount that could be received (whether in cash or property or the vesting of property) as a result of the Mergers or any of the other transactions contemplated hereby (alone or in combination with any other event) by any Person who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) under any compensation arrangement could be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code).

(g) Except as individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company Restricted Stock Plan has been maintained and operated in compliance with Section 409A of the Code or an available exemption therefrom.

(h) Neither the Company nor any Company Subsidiary is a party to or has any obligation under any Contract, the Company Restricted Stock Plan or otherwise to compensate any Person for excise taxes payable pursuant to Section 4999 of the Code or for additional taxes payable pursuant to Section 409A of the Code.

Section 4.11 Labor and Other Employment Matters.  Neither the Company nor any Company Subsidiary has, or has ever had, any employees.

Section 4.12 Material Contracts.

(a) Except for contracts listed in Section 4.12 of the Company Disclosure Letter or filed as exhibits to the Company SEC Filings, as of the date of this Agreement, neither the Company nor any Company Subsidiary is a party to or bound by any contract that, as of the date hereof:

(i) is required to be filed as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(2), (4), (9) or (10) of Regulation S-K promulgated by the SEC;

(ii) obligates the Company or any Company Subsidiary to make non-contingent aggregate annual expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) in excess of $2,000,000 and is not cancelable within ninety (90) days without material penalty to the Company or any Company Subsidiary, except for any Company Lease or any ground lease affecting any Company Property;

(iii) contains any non-compete or exclusivity provisions with respect to any line of business or geographic area that restricts the business of the Company or any Company Subsidiary, or that otherwise restricts the lines of business conducted by the Company or any Company Subsidiary or the geographic area in which the Company or any Company Subsidiary may conduct business;

(iv) is an agreement which obligates the Company or any Company Subsidiary to indemnify any past or present directors, officers, trustees, employees and agents of the Company or any Company Subsidiary pursuant to which the Company or any Company Subsidiary is the indemnitor, other than any operating agreements or property management agreements or any similar agreement pursuant to which a Company Subsidiary that is not wholly owned, directly or indirectly, by the Company provides such an indemnification to any such directors, officers, trustees, employees or agents in connection with the indemnification by such non-wholly owned Company Subsidiary of the Company or another Company Subsidiary thereunder;

(v) constitutes an Indebtedness obligation of the Company or any Company Subsidiary with a principal amount as of the date hereof greater than $2,000,000;

(vi) would prohibit or materially delay the consummation of the Mergers as contemplated by this Agreement;

(vii) requires the Company or any Company Subsidiary to dispose of or acquire assets or properties (other than in connection with the expiration of a Company Lease or a ground lease affecting a Company Property) with a fair market value in excess of $250,000, or involves any pending or contemplated merger, consolidation or similar business combination transaction, except for any Company Lease or any ground lease affecting any Company Property;

(viii) constitutes an interest rate cap, interest rate collar, interest rate swap or other contract or agreement relating to a hedging transaction;

(ix) sets forth the operational terms of a joint venture, partnership, limited liability company with a Third Party member or strategic alliance of the Company or any Company Subsidiary; or

(x) constitutes a loan to any Person (other than a wholly owned Company Subsidiary) by the Company or any Company Subsidiary (other than advances made pursuant to and expressly disclosed in the Company Leases or pursuant to any disbursement agreement, development agreement, or development addendum entered into in connection with a Company Lease with respect to the development, construction, or equipping of Company Properties or the funding of improvements to Company Properties) in an amount in excess of $2,000,000.

Each contract listed on Section 4.12 of the Company Disclosure Letter to which the Company or any Company Subsidiary is a party or by which it is bound as of the date hereof is referred to herein as a “Company Material Contract”.

(b) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, each Company Material Contract is legal, valid, binding and enforceable on the Company and each Company Subsidiary that is a party thereto and, to the knowledge of the Company, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). Except as, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company and each Company Subsidiary has performed all obligations required to be performed by it prior to the date hereof under each Company Material Contract and, to the knowledge of the Company, each other party thereto has performed all obligations required to be performed by it under such Company Material Contract prior to the date hereof. None of the Company or any Company Subsidiary, nor, to the knowledge of the Company, any other party thereto, is in material breach or violation of, or default under, any Company Material Contract, and no event has occurred that with notice or lapse of time or both would constitute a violation, breach or default under any Company Material Contract, except where in each case such breach, violation or default is not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has received notice of any violation or default under any Company Material Contract, except for violations or defaults that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.13 Litigation.  Except as individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, or as set forth in Section 4.13 of the Company Disclosure Letter, as of the date of this Agreement, (a) there is no Action pending or, to the knowledge of the Company, threatened by or before any Governmental Authority, nor, to the knowledge of the Company, is there any investigation pending or threatened by any Governmental Authority, in each case, against the Company or any Company Subsidiary, and (b) neither the Company nor any Company Subsidiary, nor any of the Company’s or any Company Subsidiary’s respective property, is subject to any outstanding judgment, order, writ, injunction or decree of any Governmental Authority.

Section 4.14 Environmental Matters.

(a) Except as individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, or as set forth in Section 4.14 of the Company Disclosure Letter or in any Phase I or Phase II report made available to Parent prior to the date hereof:

(i) The Company and each Company Subsidiary are in compliance with all Environmental Laws.

(ii) The Company and each Company Subsidiary have all Environmental Permits necessary to conduct their current operations and are in compliance with their respective Environmental Permits, and all such Environmental Permits are in good standing.

(iii) Neither the Company nor any Company Subsidiary has received any written notice, demand, letter or claim alleging that the Company or any such Company Subsidiary is in violation of, or liable under, any Environmental Law or that any judicial, administrative or compliance order has been issued against the Company or any Company Subsidiary which remains unresolved. There is no litigation, investigation, request for information or other proceeding pending, or, to the knowledge of the Company, threatened against the Company and any Company Subsidiary under any Environmental Law.

(iv) Neither the Company nor any Company Subsidiary has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial, administrative or compliance order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances and no investigation, litigation or other proceeding is pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary under any Environmental Law.

(v) Neither the Company nor any Company Subsidiary has assumed, by contract or, to the knowledge of the Company, by operation of Law, any liability under any Environmental Law or relating to any Hazardous Substances, or is an indemnitor in connection with any threatened or asserted claim by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Substances.

(vi) Neither the Company nor any Company Subsidiary has caused, and to the knowledge of the Company, no Third Party has caused any release of a Hazardous Substance that would be required to be investigated or remediated by the Company or any Company Subsidiary under any Environmental Law.

(vii) There is no site to which the Company or any Company Subsidiary has transported or arranged for the transport of Hazardous Substances which, to the knowledge of the Company, is or may become the subject of any Action under Environmental Law.

(b) This Section 4.14 contains the exclusive representations and warranties of the Company with respect to environmental matters.

Section 4.15 Intellectual Property.

(a) Section 4.15(a) of the Company Disclosure Letter sets forth a correct and complete list of all material Intellectual Property registrations and applications for registration owned by the Company.

(b) Except as set forth in Section 4.15(b) of the Company Disclosure Letter or as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries own or are licensed or otherwise possess valid rights to use all Intellectual Property necessary to conduct the business of the Company and the Company Subsidiaries as it is currently conducted, (ii) the conduct of the business of the Company and the Company Subsidiaries as it is currently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any Third Party, (iii) there are no pending or, to the knowledge of the Company, threatened claims with respect to any of the Intellectual Property rights owned by the Company or any Company Subsidiary, and (iv) to the knowledge of the Company, no Third Party is currently infringing or misappropriating Intellectual Property owned by the Company or any Company Subsidiary. The Company and the Company Subsidiaries are taking all actions that are reasonably necessary to maintain and protect each material item of Intellectual Property that they own.

(c) This Section 4.15 contains the exclusive representations and warranties of the Company with respect to intellectual property matters.

Section 4.16 Properties.

(a) Section 4.16(a) (Part I) of the Company Disclosure Letter sets forth a list of the address of each real property owned, leased (as lessee or sublessee), including ground leased, by the Company or any Company Subsidiary as of the date of this Agreement (all such real property interests, together with all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property, are individually referred to herein as a “Company Property” and collectively referred to herein as the “Company Properties”). Section 4.16(a) (Part II) of the Company Disclosure Letter sets forth a list of the address of each facility and real property which, as of the date of this Agreement, is under contract by the Company or a Company Subsidiary for purchase or which is required under a binding contract to be leased or subleased by the Company or a Company Subsidiary after the date of this Agreement. Except as set forth in Section 4.16(a) (Part II) of the Company Disclosure Letter, there are no real properties that the Company or any Company Subsidiary is obligated to buy, lease or sublease at some future date.

(b) The Company or a Company Subsidiary owns good and marketable fee simple title or leasehold title (as applicable) to each of the Company Properties, in each case, free and clear of Liens, except for Company Permitted Liens that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. For the purposes of this Agreement, “Company Permitted Liens” shall mean any (i) Liens relating to any Indebtedness incurred in the ordinary course of business consistent with past practice, (ii) Liens that result from any statutory or other Liens for Taxes or assessments that are not yet subject to penalty or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the financial statements of the Company (if such reserves are required pursuant to GAAP), (iii) Liens imposed or promulgated by Law or any Governmental Authority, including zoning regulations, permits and licenses, (iv) Liens that are disclosed on the existing Company Title Insurance Policies made available by or on behalf of the Company or any Company Subsidiary to Parent prior to the date hereof and, with respect to leasehold interests, Liens on the underlying fee or leasehold interest of the applicable ground lessor, lessor or sublessor, (v) any cashiers’, landlords’, workers’, mechanics’, carriers’, workmen’s, repairmen’s and materialmen’s liens and other similar Liens imposed by Law and incurred in the ordinary course of business consistent with past practice that are not yet subject to penalty or the validity of which is being contested in good faith by appropriate proceedings, and (vi) any other Liens that do not materially impair the value of the applicable Company Property or the continued use and operation of the applicable Company Property as currently used and operated.

(c) The Company Properties (x) are supplied with utilities and other services reasonably required for their continued operation as they are now being operated and (y) are, to the knowledge of the Company, in working order sufficient for their normal operation in the manner currently being operated and without any material structural defects other than as may be disclosed in any physical condition reports that have been made available to Parent.

(d) To the knowledge of the Company, each of the Company Properties has sufficient access to and from publicly dedicated streets for its current use and operation, without any constraints that interfere with the normal use, occupancy and operation thereof.

(e) Except for discrepancies, errors or omissions that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, the rent rolls for each of the Company Properties, as of June 27, 2013, which rent rolls have previously been made available by or on behalf of the Company or any Company Subsidiary to Parent, and the schedules with respect to the Company Properties subject to triple-net leases, which schedules have previously been made available to Parent, correctly reference each lease or sublease that was in effect as of June 27, 2013 and to which the Company or the Company Subsidiaries are parties as lessors or sublessors with respect to each of the applicable Company Properties (all leases or subleases (including any triple-net leases), together with all amendments, modifications, supplements, renewals, exercise of options and extensions related thereto, the “Company Leases”). Section 4.16(e) of the Company Disclosure Letter sets forth the current rent annualized and security deposit amounts currently held for each Company Lease (which security deposits are in the amounts required by the applicable Company Lease).

(f) True and complete in all material respects copies of (i) all ground leases affecting the interest of the Company or any Company Subsidiary in the Company Properties and (ii) all Company Leases (collectively, the “Specified Company Leases”), in each case in effect as of the date hereof, together with all amendments, modifications, supplements, renewals and extensions through the date hereof related thereto, have been made available to Parent. Except as set forth on Section 4.16(f) of the Company Disclosure Letter or as individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (1) neither the Company nor any Company Subsidiary is and, to the knowledge of the Company, no other party is in breach or violation of, or default under, any Specified Company Lease, (2) neither the Company nor any Company Subsidiary is in receipt of any rent under any Company Lease paid more than thirty (30) days before such rent is due and payable, and (3) each Specified Company Lease is valid, binding and enforceable in accordance with its terms and is in full force and effect with respect to the Company or a Company Subsidiary and, to the knowledge of the Company, with respect to the other parties thereto, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). Neither the Company nor any Company Subsidiary is party to any oral Company Lease.

(g) The Company and each Company Subsidiary, as applicable, is in possession of title insurance policies or valid marked-up title commitments evidencing title insurance with respect to each Company Property (each, a “Company Title Insurance Policy” and, collectively, the “Company Title Insurance Policies”). A copy of each Company Title Insurance Policy in the possession of the Company has been made available to Parent. No written claim has been made against any Company Title Insurance Policy, which, individually or in the aggregate, would be material to any Company Property.

(h) To the knowledge of the Company, Section 4.16(h) of the Company Disclosure Letter lists each Company Property which is (i) under development as of the date hereof, and describes the status of such development as of the date hereof, and (ii) which is subject to a binding agreement for development or commencement of construction by the Company or a Company Subsidiary, in each case other than those pertaining to capital repairs, replacements and other similar correction of deferred maintenance items in the ordinary course of business that are individually in the amount of $100,000 or less.

(i) The Company and the Company Subsidiaries have good and valid title to, or a valid and enforceable leasehold interest in, or other right to use, all personal property owned, used or held for use by them as of the date of this Agreement (other than property owned by tenants and used or held in connection with the applicable tenancy), except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. None of the Company’s or any of the Company

Subsidiaries’ ownership of or leasehold interest in any such personal property is subject to any Liens, except for Company Permitted Liens and Liens that have not had and would not reasonably be expected to have a Company Material Adverse Effect. Section 4.16(i) of the Company Disclosure Letter sets forth all leased personal property of the Company or any Company Subsidiary with monthly lease obligations in excess of $1,000,000 and that are not terminable upon thirty (30) days’ notice.

(j) Section 4.16(j) of the Company Disclosure Letter lists the parties currently providing third-party property management services to the Company or a Company Subsidiary and the number of facilities currently managed by each such party.

Section 4.17 Taxes. Except as expressly set forth in Section 4.17 of the Company Disclosure Letter:

(a) The Company and each Company Subsidiary has (i) duly and timely filed (or there have been filed on their behalf) with the appropriate Governmental Authority all U.S. federal, state and local income, and all other material, Tax Returns required to be filed by them, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were and are true, correct and complete in all material respects, and (ii) duly and timely paid in full (or there has been duly and timely paid in full on their behalf), or made adequate provision for, all material amounts of Taxes required to be paid by them, whether or not shown (or required to be shown) on any Tax Return. True and materially complete copies of all U.S. federal income Tax Returns that have been filed with the IRS by the Company and each Company Subsidiary with respect to the taxable years ending on or after December 31, 2009 have been provided or made available to representatives of Parent.

(b) The Company (i) for its taxable years commencing with the Company’s initial taxable year that ended on December 31, 2012 has been subject to taxation as a real estate investment trust within the meaning of and under the provisions of Section 856 of the Code et seq. (a “REIT”) and has satisfied all requirements to qualify as a REIT, and has so qualified, for U.S. federal Tax purposes for such taxable year; (ii) has operated since January 1, 2013 to the date hereof in such a manner so as to qualify as a REIT for U.S. federal Tax purposes; (iii) intends to continue to operate (including with regard to the REIT distribution requirements in the taxable year that includes and/or that ends with and upon the Effective Time) through to the Merger (and the consummation thereof) in such a manner so as to qualify as a REIT for its taxable year that will end with Merger (and consummation thereof); and (iv) has not taken or omitted to take any action that could reasonably be expected to result in a challenge by the IRS or any other Governmental Authority to its status as a REIT, and no such challenge is pending or, to the Company’s knowledge, threatened.

(c) Each Company Subsidiary and Other Company Subsidiary has been since the later of its acquisition or formation and continues to be treated for U.S. federal and state income Tax purposes as (i) a partnership (or a disregarded entity) and not as a corporation or an association or publicly traded partnership taxable as a corporation, (ii) a Qualified REIT Subsidiary, or (iii) a Taxable REIT Subsidiary.

(d) Neither the Company nor any Company Subsidiary holds, directly or indirectly, any asset the disposition of which would be subject to (or to rules similar to) Section 1374 of the Code.

(e) (i) There are no disputes, audits, examination, investigations or proceedings pending (or threatened in writing), or claims asserted, for and/or in respect of any Taxes or material Tax Returns of the Company or any Company Subsidiary and neither the Company nor any Company Subsidiary is a party to any litigation or administrative proceeding relating to Taxes; (ii) no deficiency for Taxes of the Company or any Company Subsidiary has been claimed, proposed or assessed in writing or, to the knowledge of the Company, threatened, by any Governmental Authority, which deficiency has not yet been settled, except for such deficiencies which are being contested in good faith or with respect to which the failure to pay, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect; (iii) neither the Company nor any Company Subsidiary has extended or waived (nor granted any extension or waiver of) the limitation period for the assessment or collection of any Tax that has not since expired; (iv) neither the Company nor any Company Subsidiary currently is the beneficiary of any extension of time within which to file any material Tax Return that remains unfiled; (v) neither the Company nor any Company Subsidiary has received a written claim, or to the knowledge of the Company or any Company Subsidiary, an unwritten claim, by any Governmental Authority in any jurisdiction where any of them does not file Tax Returns or pay any Taxes that it is or may be subject to Taxation by that jurisdiction and (vi) neither the Company nor any Company Subsidiary has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(f) Since the Company’s formation, (i) neither the Company nor any Company Subsidiary has incurred any liability for Taxes under Sections 857(b),857(f), 860(c) or 4981 of the Code; and (ii) neither the Company nor any Company Subsidiary has incurred any material liability for any other Taxes other than (x) in the ordinary course of business or consistent with past practice, or (y) transfer or similar Taxes arising in connection with sales of property. No event has occurred, and no condition or circumstance exists, which presents a material risk that any material amount of Tax described in the previous sentence will be imposed upon the Company or any Company Subsidiary.

(g) The Company and each Company Subsidiary has complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 3102 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate Governmental Authorities any and all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(h) There are no Company Tax Protection Agreements currently in force, and no Person has raised, or to the knowledge of the Company or the Company Operating Partnership threatened to raise, a material claim against the Company or any Company Subsidiary for any breach of any Company Tax Protection Agreement and none of the transactions contemplated by this Agreement will give rise to any liability or obligation to make any payment under any Company Tax Protection Agreement. As used herein, “Company Tax Protection Agreements” means any agreement to which the Company or any Company Subsidiary is a party and pursuant to which (i) any liability to any direct or indirect holder of Company Partnership Units or any other partnership interest in any Company Subsidiary Partnership (“Relevant Company Partnership Interest”) relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; (ii) in connection with the deferral of income Taxes of a direct or indirect holder of a Relevant Company Partnership Interest, a party to such agreement has agreed to (A) maintain a minimum level of debt or continue a particular debt, (B) retain or not dispose of assets for a period of time that has not since expired, (C) make or refrain from making Tax elections, (D) operate (or refrain from operating) in a particular manner, (E) use (or refrain from using) a specified method of taking into account book-tax disparities under Section 704(c) of the Code with respect to one or more assets of such party or any of its direct or indirect subsidiaries, (F) use (or refrain from using) a particular method for allocating one or more liabilities of such party or any of its direct or indirect subsidiaries under Section 752 of the Code and/or (G) only dispose of assets in a particular manner; (iii) any Person has been or is required to be given the opportunity to guaranty, indemnify or assume debt of such Company Subsidiary Partnership or any direct or indirect subsidiary of such Company Subsidiary Partnership or are so guarantying or indemnifying, or have so assumed, such debt; and/or (iv) any other agreement that would require any Company Subsidiary Partnership or the general partner, manager, managing member or other similarly-situated Person of such Company Subsidiary Partnership or any direct or indirect subsidiary of such Company Subsidiary Partnership to consider separately the interests of the limited partners, members or other beneficial owners of such Company Subsidiary Partnership or the holder of interests in such Company Subsidiary Partnership in connection with any transaction or other action. As used herein, “Company Subsidiary Partnership” means a Company Subsidiary or Other Company Subsidiary that is a partnership for U.S. federal income tax purposes.

(i) There are no Tax Liens upon any property or assets of the Company or any Company Subsidiary except Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(j) Neither the Company nor any Company Subsidiary has requested, has received or is subject to any written ruling of a Governmental Authority or has entered into any written agreement with a Governmental Authority with respect to any Taxes.

(k) There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving the Company or any Company Subsidiary, and after the Closing Date neither the Company nor any Company Subsidiary shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date, in each case, other than customary provisions of credit agreements and Company Tax Protection Agreements.

(l) Neither the Company nor any Company Subsidiary (A) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return or (B) has any liability for the Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(m) Neither the Company nor any Company Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(n) Neither the Company nor any Company Subsidiary (other than Taxable REIT Subsidiaries) has or has had any earnings and profits attributable to such entity or any other corporation in any non-REIT year within the meaning of Section 857 of the Code.

(o) As of the date of this Agreement, the Company is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(p) No written power of attorney that has been granted by the Company or any Company Subsidiary (other than to the Company or a Company Subsidiary) currently is in force with respect to any matter relating to Taxes.

(q) Neither the Company nor any of the Company Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (A) in the two (2) years prior to the date of this Agreement or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

Section 4.18 Insurance.  The Company has made available to Parent copies of all material insurance policies (including title insurance policies) and all material fidelity bonds or other material insurance service contracts in the Company’s possession providing coverage for all Company Properties (the “Company Insurance Policies”). The Company Insurance Policies include all material insurance policies and all material fidelity bonds or other material insurance service contracts required by any Specified Company Lease. Except as individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, there is no claim for coverage by the Company or any Company Subsidiary pending under any of the Company Insurance Policies that has been denied or disputed by the insurer. Except as individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, all premiums payable under all Company Insurance Policies have been paid, and the Company and the Company Subsidiaries have otherwise complied in all material respects with the terms and conditions of all the Company Insurance Policies. To the knowledge of the Company, such Company Insurance Policies are valid and enforceable in accordance with their terms and are in full force and effect. No written notice of cancellation or termination has been received by the Company or any Company Subsidiary with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation.

Section 4.19 Opinion of Financial Advisor.  The Company Board has received the opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BAML”) to the effect that, as of the date of such opinion and based on and subject to the assumptions, qualifications, limitations and other matters referred to in such opinion, the consideration to be received in the Merger by the holders of the Company Common Stock (other than Parent and its Affiliates) is fair, from a financial point of view, to such holders.

Section 4.20 Takeover Statutes.  None of the Company or any Company Subsidiary is, nor at any time during the last two (2) years has been, an “interested stockholder” of Parent as defined in Section 3-601 of the MGCL. No “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar federal or state Law are applicable to this Agreement, the Mergers or the other transactions contemplated by this Agreement.

Section 4.21 Vote Required.  The affirmative vote of the holders of not less than a majority of the outstanding shares of Company Common Stock entitled to vote thereon (the “Company Stockholder Approval”) is the only vote of the holders of any class or series of shares of stock of the Company necessary to adopt this Agreement and approve the Merger and the other transactions contemplated hereby. The consent of the Company, as the sole general partner of the Company Operating Partnership, is the only vote of the partners of the Company Operating Partnership necessary to adopt this Agreement and approve the Partnership Merger and the other transactions contemplated hereby.

Section 4.22 Brokers.  No broker, finder or investment banker (other than BAML and RCS Capital, a division of Realty Capital Securities, LLC (“RCS”)) is entitled to any brokerage, finder’s or other fee or commission in connection with the Mergers based upon arrangements made by or on behalf of the Company or any Company Subsidiary.

Section 4.23 Investment Company Act.  Neither the Company nor any Company Subsidiary is required to be registered as an investment company under the Investment Company Act.

Section 4.24 Affiliate Transactions.  Except as set forth in Section 4.24 of the Company Disclosure Letter or in the Company SEC Filings made through and including the date of this Agreement or as permitted by this Agreement, from January 1, 2012 through the date of this Agreement there have been no transactions, agreements, arrangements or understandings between the Company or any Company Subsidiary, on the one hand, and any Affiliates (other than Company Subsidiaries) of the Company or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC.

Section 4.25 No Other Representations or Warranties.  Except for the representations and warranties contained in Article V, the Company acknowledges that neither Parent nor any other Person on behalf of Parent has made, and the Company has not relied upon, any representation or warranty, whether express or implied, with respect to Parent or any of the Parent Subsidiaries or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to the Company by or on behalf of Parent.

ARTICLE V

REPRESENTATIONS AND WARRANTIES
OF PARENT AND MERGER SUB

Except (a) as set forth in the disclosure letter that has been prepared by the Parent Parties and delivered by the Parent Parties to the Company Parties in connection with the execution and delivery of this Agreement (the “Parent Disclosure Letter”) (it being agreed that disclosure of any item in any Section of the Parent Disclosure Letter with respect to any Section or subsection of Article V of this Agreement shall be deemed disclosed with respect to any other Section or subsection of Article V of this Agreement to the extent such relationship is reasonably apparent, provided that nothing in the Parent Disclosure Letter is intended to broaden the scope of any representation or warranty of Parent or Merger Sub made herein), or (b) as disclosed in publicly available Parent SEC Filings, filed with, or furnished to, as applicable, the SEC on or after February 11, 2011 and prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer or other statements that are cautionary, predictive or forward-looking in nature), the Parent Parties hereby jointly and severally represent and warrant to the Company Parties that:

Section 5.1 Organization and Qualification; Subsidiaries.

(a) Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and has the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Parent is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Merger Sub is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Merger Sub is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(c) Each Parent Subsidiary (other than Merger Sub) is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted, except for such failures to be so organized, in good standing or have certain power and authority that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect. Each Parent Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(d) Section 5.1(d) of the Parent Disclosure Letter sets forth a true and complete list of the Parent Subsidiaries and each other corporate or non-corporate subsidiary in which Parent owns any direct or indirect voting, capital, profits or other beneficial interest (“Other Parent Subsidiary”), including a list of each Parent Subsidiary or Other Parent Subsidiary that is a Qualified REIT Subsidiary or a Taxable REIT Subsidiary, together with (i) the jurisdiction of incorporation or organization, as the case may be, of each Parent Subsidiary and each Other Parent Subsidiary, (ii) the type of and percentage of voting, equity, profits, capital and other beneficial, as well as any debt (whether as a creditor or borrower), interest held (including capital account balances for any entity treated as a partnership for U.S. federal income tax purposes), directly or indirectly, by Parent in and to each Parent Subsidiary and each Other Parent Subsidiary, (iii) the names of and the type of and percentage of voting, equity, profits, capital and other beneficial, as well as any debt (whether as a creditor or borrower), interest held (including capital account balances for any entity treated as a partnership for U.S. federal income tax purposes) by any Person other than Parent or a Parent Subsidiary in each Parent Subsidiary and, to the knowledge of Parent, each Other Parent Subsidiary, and (iv) the classification for U.S. federal income tax purposes of each Parent Subsidiary and, to the knowledge of Parent, each Other Parent Subsidiary.

(e) Except as set forth in Section 5.1(e) of the Parent Disclosure Letter, neither Parent nor any Parent Subsidiary, directly or indirectly, owns any interest or investment (whether equity or debt) in any Person (other than equity interests in the Parent Subsidiaries or Other Parent Subsidiaries, loans to any Taxable REIT Subsidiary of Parent and investments in bank time deposits and money market accounts).

Section 5.2 Organizational Documents.  Parent has made available to the Company complete and correct copies of (a) Parent’s charter (the “Parent Charter”), and bylaws, as amended to date (the “Parent Bylaws”), (b) the organizational documents of each Parent Subsidiary, each as in effect on the date hereof, including Merger Sub’s certificate of formation and limited liability company agreement and the certificate of limited partnership of the Parent Operating Partnership and the Parent Partnership Agreement, and (c) any and all Parent Tax Protection Agreements.

Section 5.3 Capital Structure.

(a) As of the date hereof, the authorized capital stock of Parent consists of 750,000,000 shares of Parent Common Stock, 545,454 shares of Series A Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), 283,018 shares of Series B Convertible Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock”), and 28,398,213 shares of Series C Convertible Preferred Stock, par value $0.01 per share (the “Series C Preferred Stock” and, together with the Series A Preferred Stock and the Series B Preferred Stock, the “Parent Preferred Stock”). The Parent Common Stock and the Parent Preferred Stock are referred to herein as the “Parent Stock.” At the close of business on June 28, 2013 (i) 184,550,886 shares of Parent Common Stock were issued and outstanding, (ii) 545,454 shares of Series A Preferred Stock were issued and outstanding, (iii) 283,018 shares of Series B Preferred Stock were issued and outstanding, (iv) 28,398,213 shares of Series C Preferred Stock were issued and outstanding, (v) 22,381,923 shares of Parent Common Stock were reserved for issuance under Parent’s Equity Plan and Parent’s Non-Executive Director Stock Plan (together, the “Parent Stock Plans”), and (vi) 9,051,661 Parent OP Units were issued and outstanding. All issued and outstanding shares of the capital stock of Parent are duly authorized, validly issued, fully paid and non-assessable, and all shares of Parent Common Stock to be issued as the Merger Consideration, when so issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable. All Parent OP Units to be issued as the Partnership Merger Consideration, when so issued in accordance with the terms of this Agreement, will be duly authorized and validly issued. No class of capital stock is entitled to preemptive rights. Except as disclosed in Section 5.3(a) of the Parent Disclosure Letter, there are no outstanding bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of shares of Parent Common Stock may vote.

(b) All of the Merger Sub Interests are owned by, and have always been owned by, Parent. All of the Merger Sub Interests are duly authorized and validly issued, and are not entitled to preemptive rights. There are no outstanding bonds, debentures, notes or other indebtedness of Merger Sub having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of Merger Sub Interests may vote.

(c) All of the outstanding shares of capital stock of each of the Parent Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the Parent Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued. All shares of capital stock of (or other ownership interests in) each of the Parent Subsidiaries that may be issued upon exercise of outstanding options or exchange rights are duly authorized and, upon issuance will be validly issued, fully paid and nonassessable. Except as set forth in Section 5.3(c) of the Parent Disclosure Letter, Parent owns, directly or indirectly, all of the issued and outstanding capital stock and other ownership interests of each of the Parent Subsidiaries, free and clear of all encumbrances other than statutory or other liens for Taxes or assessments which are not yet due or delinquent or the validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves are being maintained, and there are no existing options, warrants, calls, subscriptions, convertible securities or other securities, agreements, commitments or obligations of any character relating to the outstanding capital stock or other securities of any Parent Subsidiary or which would require any Parent Subsidiary to issue or sell any shares of its capital stock, ownership interests or securities convertible into or exchangeable for shares of its capital stock or ownership interests.

(d) Except as set forth in this Section 5.3 or with respect to the Parent Stock Plans, as of the date of this Agreement, there are no securities, options, warrants, calls, rights, commitments, agreements, rights of first refusal, arrangements or undertakings of any kind to which Parent, Merger Sub or any other Parent Subsidiary is a party or by which any of them is bound, obligating Parent, Merger Sub or any other Parent Subsidiary to issue, deliver or sell or create, or cause to be issued, delivered or sold or created, additional shares of Parent Stock or Merger Sub Interests or other equity securities, rights, options, stock or unit appreciation rights, phantom stock or units, dividend equivalents or similar rights or other contractual rights the value of which is determined in whole or in part by the value of any equity security of Parent, Merger Sub or any of the other Parent Subsidiaries or obligating Parent, Merger Sub or any other Parent Subsidiary to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, right of first refusal, arrangement or undertaking. As of the date of this Agreement, there are no outstanding contractual obligations of Parent, Merger Sub or any other Parent Subsidiary to repurchase, redeem or otherwise acquire any shares of Parent Stock, or other equity securities or interests of Parent, Merger Sub or any other Parent Subsidiary (other than in satisfaction of withholding Tax obligations pursuant to certain awards outstanding under the Parent Stock Plans). Neither Parent, Merger Sub nor any other Parent Subsidiary is a party to or bound by any agreements or understandings concerning the voting (including voting trusts and proxies) of any Merger Sub Interests or capital stock of Parent, or equity interests in any of the other Parent Subsidiaries.

(e) All dividends or other distributions on the shares of Parent Stock and any material dividends or other distributions on any securities of any Parent Subsidiary which have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

Section 5.4 Authority.

(a) Each of Parent, Merger Sub and the Parent Operating Partnership has the requisite corporate, limited liability company or limited partnership power and authority, as applicable, to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Parent Stockholder Approval, to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by each of Parent, Merger Sub and the Parent Operating Partnership and the consummation by each of Parent, Merger Sub and the Parent Operating Partnership of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate, limited liability company and limited partnership action, and no other corporate, limited liability company or limited partnership proceedings on the part of Parent, Merger Sub or the Parent Operating Partnership, as applicable, are necessary to authorize this Agreement or the Mergers or to consummate the transactions contemplated hereby, subject, with respect to the issuance of Parent Common Stock in connection with the Merger, to receipt of the Parent Stockholder Approval and, (i) with respect to the Merger, the filing of the Articles of Merger with and acceptance for record of the Articles of Merger by the SDAT and the due filing of the Certificate of Merger with the Delaware Secretary and (ii) with respect to the Partnership Merger, the due filing of the Partnership Certificate of Merger with the Delaware Secretary. Parent’s board of directors (the “Parent Board”), at a duly held meeting, has, by unanimous vote of all of the Parent Board members voting, (i) duly and validly authorized the execution and delivery of this Agreement and declared advisable the Mergers and the other transactions contemplated hereby, (ii) directed that the issuance of shares of Parent Common Stock in connection with the Merger be submitted for consideration at the Parent Stockholder Meeting, and (iii) resolved to recommend that the stockholders of Parent vote in favor of the approval of the issuance of shares of Parent Common Stock in connection with the Merger and to include such recommendation in the Joint Proxy Statement.

(b) This Agreement has been duly executed and delivered by each of Parent, Merger Sub and the Parent Operating Partnership and, assuming due authorization, execution and delivery by the Company, constitutes a legally valid and binding obligation of each of Parent, Merger Sub and the Parent Operating Partnership, enforceable against Parent, Merger Sub and the Parent Operating Partnership in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

Section 5.5 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by each of Parent, Merger Sub and the Parent Operating Partnership does not, and the performance of this Agreement and the consummation of the Mergers and the other transactions contemplated hereby by each of Parent, Merger Sub and the Parent Operating Partnership will not, (i) assuming receipt of the Parent Stockholder Approval, conflict with or violate any provision of (A) the Parent Charter or the Parent Bylaws, Merger Sub’s certificate of formation or limited liability company agreement, the certificate of limited partnership of the Parent Operating Partnership or the Parent Partnership Agreement or (B) any equivalent organizational or governing documents of any other Parent Subsidiary, (ii) assuming that all consents, approvals, authorizations and permits described in Section 5.5(b) have been obtained, all filings and notifications described in Section 5.5(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to

Parent, Merger Sub, the Parent Operating Partnership or any other Parent Subsidiary or by which any property or asset of Parent, Merger Sub, the Parent Operating Partnership or any other Parent Subsidiary is bound, or (iii) require any consent or approval under, result in any breach of or any loss of any benefit or material increase in any cost or obligation of Parent, the Parent Operating Partnership or any other Parent Subsidiary under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, acceleration, cancellation or payment (including disposition or similar fees) (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of Parent, Merger Sub, the Parent Operating Partnership or any other Parent Subsidiary pursuant to, any note, bond, debt instrument, indenture, contract, agreement, ground lease, license, permit or other legally binding obligation to which Parent, Merger Sub, the Parent Operating Partnership or any other Parent Subsidiary is a party, except, as to clauses (i)(B), (ii) and (iii), respectively, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) The execution and delivery of this Agreement by each of Parent, Merger Sub and the Parent Operating Partnership does not, and the performance of this Agreement by each of Parent, Merger Sub and the Parent Operating Partnership will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) the filing with the SEC of (A) the Joint Proxy Statement and the Form S-4 and the declaration of effectiveness of the Form S-4, and (B) such reports under, and other compliance with, the Exchange Act (and the rules and regulations promulgated thereunder) and the Securities Act (and the rules and regulations promulgated thereunder) as may be required in connection with this Agreement and the transactions contemplated hereby, (ii) as may be required under the rules and regulations of the NASDAQ, (iii) the filing of the Articles of Merger with and the acceptance for record of the Articles of Merger by the SDAT pursuant to the MGCL, (iv) the due filing of the Certificate of Merger with the Delaware Secretary, (v) the due filing of the Partnership Certificate of Merger with the Delaware Secretary, (vi) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws, (vii) such filings as may be required in connection with state and local transfer Taxes, and (viii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 5.6 Permits; Compliance With Law.

(a) Except for the authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances that are the subject of Section 5.14, which are addressed solely in that Section, Parent, Merger Sub and each other Parent Subsidiary is in possession of all authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances of any Governmental Authority and accreditation and certification agencies, bodies or other organizations, including building permits and certificates of occupancy, necessary for Parent, Merger Sub and each other Parent Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as it is being conducted as of the date hereof (the “Parent Permits”), and all such Parent Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of the Parent Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. All applications required to have been filed for the renewal of Parent Permits have been duly filed on a timely basis with the appropriate Governmental Authority, and all other filings required to have been made with respect to such Parent Permits have been duly made on a timely basis with the appropriate Governmental Authority, except in each case for failures to file which, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any Parent Subsidiary has received any claim or notice nor has any knowledge indicating that Parent or any Parent Subsidiary is currently not in compliance with the terms of any such Parent Permits, except where the failure to be in compliance with the terms of any such Parent Permits, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) None of Parent, Merger Sub or any other Parent Subsidiary is or has been in conflict with, or in default or violation of (i) any Law applicable to Parent, Merger Sub or any other Parent Subsidiary or by which any property or asset of Parent, Merger Sub or any other Parent Subsidiary is bound (except for Laws addressed in Section 5.10, Section 5.11, Section 5.14, Section 5.15 or Section 5.17), or (ii) any Parent Permits (except for Parent Permits addressed in Section 5.14), except in each case for any such conflicts, defaults or violations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 5.7 SEC Filings; Financial Statements.

(a) Parent has filed with, or furnished (on a publicly available basis) to, the SEC all forms, reports, schedules, statements and documents required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, including any amendments or supplements thereto, from and after February 11, 2011 (collectively, the “Parent SEC Filings”). Each Parent SEC Filing, as amended or supplemented, if applicable, (i) as of its date, or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the applicable rules and regulations of the SEC thereunder, and (ii) did not, at the time it was filed (or became effective in the case of registration statements), or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, neither Merger Sub nor any other Parent Subsidiary is separately subject to the periodic reporting requirements of the Exchange Act.

(b) Each of the consolidated financial statements contained or incorporated by reference in the Parent SEC Filings (as amended, supplemented or restated, if applicable), including the related notes and schedules, was prepared (except as indicated in the notes thereto) in accordance with GAAP applied on a consistent basis throughout the periods indicated, and each such consolidated financial statement presented fairly, in all material respects, the consolidated financial position, results of operations, stockholders’ equity and cash flows of Parent and its consolidated subsidiaries as of the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments).

(c) The records, systems, controls, data and information of Parent and the Parent Subsidiaries that are used in the system of internal accounting controls described in the following sentence are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of Parent or the Parent Subsidiaries or accountants, except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a materially adverse effect on the system of internal accounting controls. Parent and the Parent Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including that: (1) transactions are executed only in accordance with management’s authorization; (2) transactions are recorded as necessary to permit preparation of the financial statements of Parent and the Parent Subsidiaries and to maintain accountability for the assets of Parent and the Parent Subsidiaries; (3) access to such assets is permitted only in accordance with management’s authorization; (4) the reporting of such assets is compared with existing assets at regular intervals; and (5) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. Parent’s principal executive officer and its principal financial officer have disclosed to Parent’s auditors and the audit committee of the Parent Board (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial data, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls, and Parent has made available to the Company copies of any material written materials relating to the foregoing. Parent has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 promulgated under the Exchange Act) designed to ensure that material information relating to Parent required to be included in reports filed under the Exchange Act, including its consolidated subsidiaries, is made known to Parent’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared, and, to the knowledge of Parent, such disclosure controls and procedures are effective in timely alerting Parent’s principal executive officer and its principal financial officer to material information required to be included in Parent’s periodic reports required under the Exchange Act. Since the enactment of the Sarbanes-Oxley Act, none of Parent, Merger Sub or any other Parent Subsidiary has made any prohibited loans to any director or executive officer of Parent (as defined in Rule 3b-7 promulgated under the Exchange Act).

(d) Except as and to the extent disclosed or reserved against on Parent’s most recent balance sheet (or, in the notes thereto) included in the Parent SEC Filings, none of Parent or its consolidated subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), except for liabilities or obligations (i) expressly contemplated by or under this Agreement, including Section 6.2 hereof, (ii) incurred in the ordinary course of business consistent with past practice since the most recent balance sheet set forth in the Parent SEC Filings made through and including the date of this Agreement, (iii) described in any section of the Parent Disclosure Letter or (iv) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(e) To the knowledge of Parent, none of the Parent SEC Filings is the subject of ongoing SEC review and Parent has not received any comments from the SEC with respect to any of the Parent SEC Filings since February 11, 2011 which remains unresolved, nor has it received any inquiry or information request from the SEC as to any matters affecting Parent which has not been adequately addressed. Parent has made available to the Company true and complete copies of all written comment letters from the staff of the SEC received since February 11, 2011 through the date of this Agreement relating to the Parent SEC Filings and all written responses of Parent thereto through the date of this Agreement. None of the Parent SEC Filings is the subject of any confidential treatment request by Parent.

Section 5.8 Disclosure Documents.

(a) None of the information supplied or to be supplied in writing by or on behalf of Parent, Merger Sub or any other Parent Subsidiary for inclusion or incorporation by reference in (i) the Form S-4 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Joint Proxy Statement will, at the date it is first mailed to the stockholders of the Company and of Parent, at the time of the Company Stockholder Meeting and the Parent Stockholder Meeting, at the time the Form S-4 is declared effective by the SEC or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. All documents that Parent is responsible for filing with the SEC in connection with the transactions contemplated herein, to the extent relating to Parent or any Parent Subsidiary or other information supplied by or on behalf of Parent or any Parent Subsidiary for inclusion therein, will comply as to form, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable and the rules and regulations of the SEC thereunder and each such document required to be filed with any Governmental Authority (other than the SEC) will comply in all material respects with the provisions of any applicable Law as to the information required to be contained therein.

(b) The representations and warranties contained in this Section 5.8 will not apply to statements or omissions included in the Form S-4 or the Joint Proxy Statement to the extent based upon information supplied to Parent by or on behalf of the Company.

Section 5.9 Absence of Certain Changes or Events.  Between December 31, 2012 and the date hereof, except as contemplated by this Agreement or set forth on Section 5.9 of the Parent Disclosure Letter, Parent, Merger Sub and each other Parent Subsidiary has conducted its business in all material respects in the ordinary course. Between December 31, 2012 and the date hereof, there has not been any Parent Material

Adverse Effect or any effect, event, development or circumstance that, individually or in the aggregate with all other effects, events, developments and changes, would reasonably be expected to result in a Parent Material Adverse Effect.

Section 5.10 Employee Benefit Plans.

(a) Other than the Parent Stock Plans, the Parent and the Parent Subsidiaries do not and are not required to, and have not and have never been required to, maintain, sponsor or contribute to any Benefit Plans. Neither the Parent nor any Parent Subsidiary has any contract, plan or commitment, whether or not legally binding, to create any Benefit Plan.

(b) Except as individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, none of Parent, any Parent Subsidiary or any of their respective ERISA Affiliates has incurred any obligation or liability with respect to or under any employee benefit plan, program or arrangement (including any agreement, program, policy or other arrangement under which any current or former employee, director or consultant has any present or future right to benefits) which has created or will create any obligation with respect to, or has resulted in or will result in any liability to the Surviving Entity.

(c) Except as, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, the Parent Stock Plans have been established and administered in accordance with their terms and in compliance with all applicable Laws, including the Code.

(d) None of Parent, Merger Sub, any Parent Subsidiary or any of their respective ERISA Affiliates has ever maintained, contributed to, or participated in, or otherwise has any obligation or liability in connection with: (i) a “pension plan” under Section 3(2) of ERISA that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (iv) a “multiple employer plan” (as defined in Section 413(c) of the Code).

(e) Except as set forth in Section 5.10(e) of the Parent Disclosure Letter, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will, individually or together with the occurrence of any other event: (i) result in any payment becoming due to any service provider of Parent, Merger Sub or any Parent Subsidiary, (ii) increase or otherwise enhance any benefits otherwise payable by Parent, Merger Sub or any Parent Subsidiary or the amount of compensation due to any service provider of Parent, Merger Sub or any Parent Subsidiary or (iii) result in the acceleration of the time of payment or vesting of any such benefits or the funding of any such compensation or benefits Section 5.10(e) of the Parent Disclosure Letter sets forth the estimated maximum amount or value of each such payment or number of vested shares.

(f) Except as, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, no amount that could be received (whether in cash or property or the vesting of property) as a result of the Mergers or any of the other transactions contemplated hereby (alone or in combination with any other event) by any Person who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) under any compensation arrangement could be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code).

(g) Except as, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, the Parent Stock Plans have been maintained and operated in compliance with Section 409A of the Code or an available exemption therefrom.

(h) None of Parent, Merger Sub or any Parent Subsidiary is a party to or has any obligation under any Contract, the Parent Stock Plans or otherwise to compensate any Person for excise taxes payable pursuant to Section 4999 of the Code or for additional taxes payable pursuant to Section 409A of the Code.

Section 5.11 Labor and Other Employment Matters.  Neither Parent nor any Parent Subsidiary has, or has ever had, any employees.

Section 5.12 Material Contracts.

(a) Except for contracts listed in Section 5.12 of the Parent Disclosure Letter or filed as exhibits to the Parent SEC Filings, as of the date of this Agreement, neither Parent nor any Parent Subsidiary is a party to or bound by any contract that, as of the date hereof:

(i) is required to be filed as an exhibit to Parent’s Annual Report on Form 10-K pursuant to Item 601(b)(2), (4), (9) or (10) of Regulation S-K promulgated by the SEC;

(ii) obligates Parent or any Parent Subsidiary to make non-contingent aggregate annual expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) in excess of $2,000,000 and is not cancelable within ninety (90) days without material penalty to Parent or any Parent Subsidiary, except for any Parent Lease or any ground lease affecting any Parent Property;

(iii) contains any non-compete or exclusivity provisions with respect to any line of business or geographic area that restricts the business of Parent or any Parent Subsidiary, or that otherwise restricts the lines of business conducted by Parent or any Parent Subsidiary or the geographic area in which Parent or any Parent Subsidiary may conduct business;

(iv) is an agreement which obligates Parent or any Parent Subsidiary to indemnify any past or present directors, officers, trustees, employees and agents of Parent or any Parent Subsidiary pursuant to which Parent or the Parent Subsidiary is the indemnitor, other than any operating agreements or property management agreements or any similar agreement pursuant to which a Parent Subsidiary that is not wholly owned, directly or indirectly, by Parent provides such an indemnification to any such directors, officers, trustees, employees or agents in connection with the indemnification by such non-wholly owned Parent Subsidiary of Parent or another Parent Subsidiary thereunder;

(v) constitutes an Indebtedness obligation of Parent or any Parent Subsidiary with a principal amount as of the date hereof greater than $2,000,000;

(vi) would prohibit or materially delay the consummation of the Mergers as contemplated by this Agreement;

(vii) requires Parent or any Parent Subsidiary to dispose of or acquire assets or properties (other than in connection with the expiration of a Parent Lease or a ground lease affecting a Parent Property) with a fair market value in excess of $250,000, or involves any pending or contemplated merger, consolidation or similar business combination transaction, except for any Parent Lease or any ground lease affecting any Parent Property;

(viii) constitutes an interest rate cap, interest rate collar, interest rate swap or other contract or agreement relating to a hedging transaction;

(ix) sets forth the operational terms of a joint venture, partnership, limited liability company with a Third Party member or strategic alliance of Parent or any Parent Subsidiary; or

(x) constitutes a loan to any Person (other than a wholly owned Parent Subsidiary) by Parent or any Parent Subsidiary (other than advances made pursuant to and expressly disclosed in the Parent Leases or pursuant to any disbursement agreement, development agreement, or development addendum entered into in connection with a Parent Lease with respect to the development, construction, or equipping of Parent Properties or the funding of improvements to Parent Properties) in an amount in excess of $2,000,000.

Each contract listed on Section 5.12 of the Parent Disclosure Letter to which Parent or any Parent Subsidiary is a party or by which it is bound as of the date hereof is referred to herein as a “Parent Material Contract”.

(b) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, each Parent Material Contract is legal, valid, binding and enforceable on Parent and each Parent Subsidiary that is a party thereto and, to the knowledge of Parent, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). Except as, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, Parent and each Parent Subsidiary has performed all obligations required to be performed by it prior to the date hereof under each Parent Material Contract and, to the knowledge of Parent, each other party thereto has performed all obligations required to be performed by it under such Parent Material Contract prior to the date hereof. None of Parent or any Parent Subsidiary, nor, to the knowledge of Parent, any other party thereto, is in material breach or violation of, or default under, any Parent Material Contract, and no event has occurred that with notice or lapse of time or both would constitute a violation, breach or default under any Parent Material Contract, except where in each case such breach, violation or default is not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any Parent Subsidiary has received notice of any violation or default under any Parent Material Contract, except for violations or defaults that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 5.13 Litigation.  Except as, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, as of the date of this Agreement, (a) there is no Action pending or, to the knowledge of Parent, threatened by or before any Governmental Authority, nor, to the knowledge of Parent, is there any investigation pending or threatened by any Governmental Authority, in each case, against Parent, Merger Sub or any other Parent Subsidiary, and (b) none of Parent, Merger Sub or any other Parent Subsidiary, nor any of Parent or any Parent Subsidiary’s respective property, is subject to any outstanding judgment, order, writ, injunction or decree of any Governmental Authority.

Section 5.14 Environmental Matters.

(a) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect:

(i) Parent and each Parent Subsidiary are in compliance with all Environmental Laws.

(ii) Parent and each Parent Subsidiary have all Environmental Permits necessary to conduct their current operations and are in compliance with their respective Environmental Permits, and all such Environmental Permits are in good standing.

(iii) Neither Parent nor any Parent Subsidiary has received any written notice, demand, letter or claim alleging that Parent or any such Parent Subsidiary is in violation of, or liable under, any Environmental Law or that any judicial, administrative or compliance order has been issued against Parent or any Parent Subsidiary which remains unresolved. There is no litigation, investigation, request for information or other proceeding pending, or, to the knowledge of Parent, threatened against Parent or any Parent Subsidiary under any Environmental Law.

(iv) Neither Parent nor any Parent Subsidiary has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial, administrative or compliance order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances and no investigation, litigation or other proceeding is pending or, to the knowledge of Parent, threatened against Parent or any Parent Subsidiary under any Environmental Law.

(v) Neither Parent nor any Parent Subsidiary has assumed, by contract or, to the knowledge of Parent, by operation of Law, any liability under any Environmental Law or relating to any Hazardous Substances, or is an indemnitor in connection with any threatened or asserted claim by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Substances.

(vi) Neither Parent nor any Parent Subsidiary has caused, and to the knowledge of Parent, no Third Party has caused any release of a Hazardous Substance that would be required to be investigated or remediated by Parent or any Parent Subsidiary under any Environmental Law.

(vii) There is no site to which Parent or any Parent Subsidiary has transported or arranged for the transport of Hazardous Substances which, to the knowledge of Parent, is or may become the subject of any Action under Environmental Law.

(b) This Section 5.14(b) contains the exclusive representations and warranties of Parent and Merger Sub with respect to environmental matters.

Section 5.15 Intellectual Property.

(a) Section 5.15(a) of the Parent Disclosure Letter sets forth a correct and complete list of all material Intellectual Property registrations and applications for registration owned by Parent.

(b) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) Parent, Merger Sub and the other Parent Subsidiaries own or are licensed or otherwise possess valid rights to use all Intellectual Property necessary to conduct the business of Parent, Merger Sub and the other Parent Subsidiaries as it is currently conducted, (ii) the conduct of the business of Parent, Merger Sub and the other Parent Subsidiaries as it is currently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any Third Party, (iii) there are no pending or, to the knowledge of Parent, threatened claims with respect to any of the Intellectual Property rights owned by Parent, Merger Sub or any other Parent Subsidiary, and (iv) to the knowledge of Parent, no Third Party is currently infringing or misappropriating Intellectual Property owned by Parent, Merger Sub or any other Parent Subsidiary. Parent, Merger Sub and the other Parent Subsidiaries are taking all actions that are reasonably necessary to maintain and protect each material item of Intellectual Property that they own.

(c) This Section 5.15 contains the exclusive representations and warranties of Parent and Merger Sub with respect to intellectual property matters.

Section 5.16 Properties.

(a) Section 5.16(a) (Part I) of the Parent Disclosure Letter sets forth a list of the address of each real property owned, leased (as lessee or sublessee), including ground leased, by Parent or any Parent Subsidiary as of the date of this Agreement (all such real property interests, together with all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property, are individually referred to herein as a “Parent Property” and collectively referred to herein as the “Parent Properties ”). Section 5.16(a) (Part II) of the Parent Disclosure Letter sets forth a list of the address of each facility and real property which, as of the date of this Agreement, is under contract by Parent or a Parent Subsidiary for purchase or which is required under a binding contract to be leased or subleased by Parent or a Parent Subsidiary after the date of this Agreement.

(b) Parent or a Parent Subsidiary owns good and marketable fee simple title or leasehold title (as applicable) to each of the Parent Properties, in each case, free and clear of Liens, except for Parent Permitted Liens that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. For the purposes of this Agreement, “Parent Permitted Liens” shall mean any (i) Liens relating to any Indebtedness incurred in the ordinary course of business consistent with past practice, (ii) Liens that result from any statutory or other Liens for Taxes or assessments that are not yet subject to penalty or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the financial statements of Parent (if such reserves are required pursuant to GAAP), (iii) Liens imposed or promulgated by Law or any Governmental Authority, including zoning regulations, permits and licenses, (iv) Liens that are disclosed on the existing Parent Title Insurance Policies made available by or on behalf of Parent, Merger Sub or any Parent Subsidiary to the Company prior to the date hereof and, with respect to leasehold interests, Liens on the underlying fee or leasehold interest of the applicable ground lessor, lessor, or sublessor, (v) any cashiers’, landlords’, workers’, mechanics’, carriers’, workmen’s, repairmen’s and materialmen’s liens and other similar Liens imposed by Law and incurred in the ordinary course of business consistent with past practice that are not yet subject to penalty or the validity of which is being contested in good faith by appropriate proceedings, and (vi) any other Liens that do not materially impair the value of the applicable Parent Property or the continued use and operation of the applicable Parent Property as currently used and operated.

(c) The Parent Properties (x) are supplied with utilities reasonably required for their continued operation as they are now being operated and (y) are, to the knowledge of Parent, in working order sufficient for their normal operation in the manner currently being operated and without any material structural defects other than as may be disclosed in any physical condition reports that have been made available to the Company.

(d) To the knowledge of Parent, each of the Parent Properties has sufficient access to and from publicly dedicated streets for its current use and operation, without any constraints that interfere with the normal use, occupancy and operation thereof.

(e) Except for discrepancies, errors or omissions that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, the rent rolls for each of the Parent Properties, as of June 27, 2013, which rent rolls have previously been made available by or on behalf of the Parent or any Parent Subsidiary to the Company, and the schedules with respect to the Parent Properties subject to triple-net leases, which schedules have previously been made available to the Company, correctly reference each lease or sublease that was in effect as of June 27, 2013 and to which Parent or the Parent Subsidiaries are parties as lessors or sublessors with respect to each of the applicable Parent Properties (all leases or subleases (including any triple-net leases), together with all amendments, modifications, supplements, renewals, exercise of options and extensions related thereto, the “Parent Leases”). Section 5.16(e) of the Parent Disclosure Letter sets forth the current rent annualized and security deposit amounts currently held for each Parent Lease (which security deposits are in the amounts required by the applicable Parent Lease).

(f) True and complete in all material respects copies of (i) all ground leases affecting the interest of Parent or any Parent Subsidiary in the Parent Properties and (ii) all Parent Leases (collectively, the “Specified Parent Leases”), in each case, in effect as of the date hereof, together with all amendments, modifications, supplements, renewals and extensions through the date hereof related thereto, have been made available to the Company. Except as set forth in Section 5.16(f) of the Parent Disclosure Letter or as individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, (1) none of Parent, Merger Sub or any other Parent Subsidiary is and, to the knowledge of Parent, no other party is in breach or violation of, or default under, any Specified Parent Lease, (2) none of Parent, Merger Sub or any other Parent Subsidiary is in receipt of any rent under any Parent Lease paid more than thirty (30) days before such rent is due and payable, and (3) each Specified Parent Lease is valid, binding and enforceable in accordance with its terms and is in full force and effect with respect to Parent, Merger Sub or any other Parent Subsidiary and, to the knowledge of Parent, with respect to the other parties thereto, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). None of Parent, Merger Sub or any other Parent Subsidiary is party to any oral Parent Lease.

(g) Parent and each Parent Subsidiary, as applicable, is in possession of title insurance policies or valid marked-up title commitments evidencing title insurance with respect to each Parent Property (each, a “Parent Title Insurance Policy” and, collectively, the “Parent Title Insurance Policies”). A copy of each Parent Title Insurance Policy in the possession of the Parent has been made available to the Company. No written claim has been made against any Parent Title Insurance Policy, which, individually or in the aggregate, would be material to any Parent Property.

(h) To the knowledge of Parent, Section 5.16(h) of the Parent Disclosure Letter lists each Parent Property which is (i) under development as of the date hereof, and describes the status of such development as of the date hereof, and (ii) which is subject to a binding agreement for development or commencement of construction by Parent or a Parent Subsidiary, in each case other than those pertaining to capital repairs, replacements and other similar correction of deferred maintenance items in the ordinary course of business that are individually in the amount of $100,000 or less.

(i) Parent, Merger Sub and the other Parent Subsidiaries have good and valid title to, or a valid and enforceable leasehold interest in, or other right to use, all personal property owned, used or held for use by them as of the date of this Agreement (other than property owned by tenants and used or held in connection with the applicable tenancy), except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. None of Parent’s, Merger Sub’s or any other Parent

Subsidiaries’ ownership of or leasehold interest in any such personal property is subject to any Liens, except for Parent Permitted Liens and Liens that have not had and would not reasonably be expected to have a Parent Material Adverse Effect. Section 5.16(i) of the Parent Disclosure Letter sets forth all leased personal property of Parent or any Parent Subsidiary with monthly lease obligation in excess of $1,000,000 and that are not terminable upon thirty (30) days’ notice.

(j) Section 5.16(j) of the Parent Disclosure Letter lists the parties currently providing third-party property management services to Parent or a Parent Subsidiary and the number of facilities currently managed by each such party.

Section 5.17 Taxes. Except as expressly set forth in Section 5.17 of the Parent Disclosure Letter:

(a) Parent and each Parent Subsidiary has (i) duly and timely filed (or there have been filed on their behalf) with the appropriate Governmental Authority all U.S. federal, state and local income, and all other material, Tax Returns required to be filed by them, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were and are true, correct and complete in all material respects, and (ii) duly and timely paid in full (or there has been duly and timely paid in full on their behalf), or made adequate provision for, all material amounts of Taxes required to be paid by them, whether or not shown (or required to be shown) on any Tax Return. True and materially complete copies of all U.S. federal income Tax Returns that have been filed with the IRS by Parent and each Parent Subsidiary with respect to the taxable years ending on or after December 31, 2009 have been provided or made available to representatives of the Company.

(b) Parent (i) for all of its taxable years commencing with Parent’s initial taxable year that ended on December 31, 2011 and through and including its taxable year ended December 31, 2012 has been subject to taxation as a REIT and has satisfied all requirements to qualify as a REIT, and has so qualified, for U.S. federal Tax purposes for all such taxable years; (ii) has operated since January 1, 2013 to the date hereof in such a manner so as to qualify as a REIT for U.S. federal Tax purposes; intends to continue to operate (including with regard to the REIT distribution requirements in the taxable year that includes and/or that ends with and upon the Effective Time) through to the Merger (and the consummation thereof) in such a manner so as to qualify as a REIT for its taxable year that will end December 31 of the year that includes the Merger (and consummation thereof); and (iii) has not taken or omitted to take any action that could reasonably be expected to result in a challenge by the IRS or any other Governmental Authority to its status as a REIT, and no such challenge is pending or, to Parent’s knowledge, threatened.

(c) Each Parent Subsidiary and Other Parent Subsidiary has been since the later of its acquisition or formation and continues to be treated for U.S. federal and state income Tax purposes as (i) a partnership (or a disregarded entity) and not as a corporation or an association or publicly traded partnership taxable as a corporation, (ii) a Qualified REIT Subsidiary, or (iii) a Taxable REIT Subsidiary.

(d) None of Parent or any Parent Subsidiary holds, directly or indirectly, any asset the disposition of which would be subject to (or to rules similar to) Section 1374 of the Code.

(e) (i) There are no disputes, audits, examination, investigations or proceedings pending (or threatened in writing), or claims asserted, for and/or in respect of any Taxes or material Tax Returns of Parent or any Parent Subsidiary and neither Parent nor any Parent Subsidiary is a party to any litigation or administrative proceeding relating to Taxes; (ii) no deficiency for Taxes of Parent or any Parent Subsidiary has been claimed, proposed or assessed in writing or, to the knowledge of Parent, threatened, by any Governmental Authority, which deficiency has not yet been settled, except for such deficiencies which are being contested in good faith or with respect to which the failure to pay, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect; (iii) neither Parent nor any Parent Subsidiary has extended or waived (nor granted any extension or waiver of) the limitation period for the assessment or collection of any Tax that has not since expired; (iv) neither Parent nor any Parent Subsidiary currently is the beneficiary of any extension of time within which to file any material Tax Return that remains unfiled; (v) neither Parent nor any Parent Subsidiary has received a written claim, or to the knowledge of Parent or any Parent Subsidiary an unwritten claim, by any Governmental Authority in any jurisdiction where any of them does not file Tax Returns or pay any Taxes that it is or may be subject to Taxation by that jurisdiction; and (vi) neither Parent nor any Parent Subsidiary has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(f) Since Parent’s formation, (i) neither Parent nor any Parent Subsidiary has incurred any liability for Taxes under Sections 857(b), 857(f), 860(c) or 4981 of the Code; and (ii) neither Parent nor any Parent Subsidiary has incurred any material liability for any other Taxes other than (x) in the ordinary course of business or consistent with past practice, or (y) transfer or similar Taxes arising in connection with sales of property. No event has occurred, and no condition or circumstance exists, which presents a material risk that any material amount of Tax described in the previous sentence will be imposed upon Parent or any Parent Subsidiary.

(g) Parent and each Parent Subsidiary has complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 3102 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate Governmental Authorities any and all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(h) There are no Parent Tax Protection Agreements currently in force, and no Person has raised, or to the knowledge of Parent or the Parent Operating Partnership threatened to raise, a material claim against Parent or any Parent Subsidiary for any breach of any Parent Tax Protection Agreement and none of the transactions contemplated by this Agreement will give rise to any liability or obligation to make any payment under any Parent Tax Protection Agreement. As used herein, “Parent Tax Protection Agreements” means any agreement to which Parent or any Parent Subsidiary is a party and pursuant to which (i) any liability to any direct or indirect holder of Parent Partnership Units or any other partnership interest in any Parent Subsidiary Partnership (“Relevant Parent Partnership Interest”) relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; (ii) in connection with the deferral of income Taxes of a direct or indirect holder of a Relevant Parent Partnership Interest, a party to such agreement has agreed to (A) maintain a minimum level of debt or continue a particular debt, (B) retain or not dispose of assets for a period of time that has not since expired, (C) make or refrain from making Tax elections, (D) operate (or refrain from operating) in a particular manner, (E) use (or refrain from using) a specified method of taking into account book-tax disparities under Section 704(c) of the Code with respect to one or more assets of such party or any of its direct or indirect subsidiaries, (F) use (or refrain from using) a particular method for allocating one or more liabilities of such party or any of its direct or indirect subsidiaries under Section 752 of the Code and/or (G) only dispose of assets in a particular manner; (iii) any Person has been or is required to be given the opportunity to guaranty, indemnify or assume debt of such Parent Subsidiary Partnership or any direct or indirect subsidiary of such Parent Subsidiary Partnership or are so guarantying or indemnifying, or have so assumed, such debt; and/or (iv) any other agreement that would require any Parent Subsidiary Partnership or the general partner, manager, managing member or other similarly-situated Person of such Parent Subsidiary Partnership or any direct or indirect subsidiary of such Parent Subsidiary Partnership to consider separately the interests of the limited partners, members or other beneficial owners of such Parent Subsidiary Partnership or the holder of interests in such Parent Subsidiary Partnership in connection with any transaction or other action. As used herein, “Parent Subsidiary Partnership” means a Parent Subsidiary or Other Parent Subsidiary that is a partnership for U.S. federal income tax purposes.

(i) There are no Tax Liens upon any property or assets of Parent or any Parent Subsidiary except Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(j) Neither Parent nor any Parent Subsidiary has requested, has received or is subject to any written ruling of a Governmental Authority or has entered into any written agreement with a Governmental Authority with respect to any Taxes.

(k) There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving Parent or any Parent Subsidiary, and after the Closing Date neither Parent nor any Parent Subsidiary shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date, in each case, other than customary provisions of credit agreements and Parent Tax Protection Agreements.

(l) Neither Parent nor any Parent Subsidiary (A) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return or (B) has any liability for the Taxes of any Person (other than Parent or any Parent Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(m) Neither Parent nor any Parent Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(n) Neither Parent nor any Parent Subsidiary (other than Taxable REIT Subsidiaries) has or has had any earnings and profits attributable to such entity or any other corporation in any non-REIT year within the meaning of Section 857 of the Code.

(o) As of the date of this Agreement, Parent is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(p) No written power of attorney that has been granted by Parent or any Parent Subsidiary (other than to Parent or a Parent Subsidiary) currently is in force with respect to any matter relating to Taxes.

(q) Neither Parent nor any of the Parent Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (A) in the two (2) years prior to the date of this Agreement or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

Section 5.18 Insurance.  Parent has made available to the Company copies of all material insurance policies (including title insurance policies) and all material fidelity bonds or other material insurance service contracts in Parent’s possession providing coverage for all Parent Properties (the “Parent Insurance Policies”). The Parent Insurance Policies include all material insurance policies and all material fidelity bonds or other material insurance service contracts required by any Specified Parent Lease. Except as individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, there is no claim for coverage by Parent, Merger Sub or any other Parent Subsidiary pending under any of the Parent Insurance Policies that has been denied or disputed by the insurer. Except as individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, all premiums payable under all Parent Insurance Policies have been paid, and Parent, Merger Sub and the other Parent Subsidiaries have otherwise complied in all material respects with the terms and conditions of all the Parent Insurance Policies. To the knowledge of Parent, such Parent Insurance Policies are valid and enforceable in accordance with their terms and are in full force and effect and no written notice of cancellation or termination has been received by Parent or any Parent Subsidiary with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation.

Section 5.19 Opinion of Financial Advisor.  The Parent Board has received the opinion of Citigroup Global Markets Inc. (“Citi”) to the effect that, as of the date of such opinion and based on and subject to the assumptions, qualifications, limitations and other matters referred to therein, the Merger Consideration to be paid by Parent in the Merger is fair, from a financial point of view, to Parent.

Section 5.20 Vote Required.  The affirmative vote of not less than a majority of the votes cast by the holders of Parent Common Stock (provided that the total vote cast represents over fifty percent (50%) in interest of all Parent Common Stock) at the Parent Stockholder Meeting to approve the issuance of Parent Common Stock in connection with the Merger (the “Parent Stockholder Approval”) is the only vote of the holders of any class or series of shares of capital stock of Parent or Merger Sub necessary to adopt this Agreement and approve the Merger and the other transactions contemplated hereby, including the issuance of Parent Common Stock in connection with the Merger. The consent of Parent, as the sole general partner of the

Parent Operating Partnership, is the only vote of the partners of the Parent Operating Partnership necessary to adopt this Agreement and approve the Partnership Merger and the other transactions contemplated hereby.

Section 5.21 Brokers.  No broker, finder or investment banker (other than Citi and RCS) is entitled to any brokerage, finder’s or other fee or commission in connection with the Mergers based upon arrangements made by or on behalf of Parent, Merger Sub or any other Parent Subsidiary.

Section 5.22 Investment Company Act.  None of Parent, Merger Sub or any other Parent Subsidiary is required to be registered as an investment company under the Investment Company Act.

Section 5.23 Sufficient Funds.  At the Effective Time, Parent will have available, and Parent will provide Merger Sub with sufficient cash or lines of credit available to pay (i) the Cash Consideration, (i) the cash portion of any Alternative Stock Consideration, if applicable, (iii) any cash in lieu of fractional shares of Parent Common Stock pursuant to Section 3.14 and (iv) any and all other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement, including the Mergers, and any related fees and expenses.

Section 5.24 Ownership of Merger Sub; No Prior Activities.

(a) Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. All of the interests of Merger Sub are owned directly by Parent.

(b) Except for the obligations or liabilities incurred in connection with its organization and the transactions contemplated by this Agreement, Merger Sub has not, and will not have prior to the Effective Time, incurred, directly or indirectly through any subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

Section 5.25 Takeover Statutes.  None of Parent, Merger Sub or any other Parent Subsidiary is, nor at any time during the last two (2) years has been, an “interested stockholder” of the Company as defined in Section 3-601 of the MGCL. No “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar federal or state Law are applicable to this Agreement, the Mergers or the other transactions contemplated by this Agreement.

Section 5.26 Affiliate Transactions.  Except as set forth in the Parent SEC Filings made through and including the date of this Agreement or as permitted by this Agreement, from January 1, 2012 through the date of this Agreement there have been no transactions, agreements, arrangements or understandings between Parent or any Parent Subsidiary, on the one hand, and any Affiliates (other than Parent Subsidiaries) of Parent or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC.

Section 5.27 No Other Representations or Warranties.  Except for the representations and warranties contained in Article IV, each of Parent and Merger Sub acknowledge that neither the Company nor any other Person on behalf of the Company has made, and neither Parent nor Merger Sub has relied upon, any representation or warranty, whether express or implied, with respect to the Company or any of the Company Subsidiaries or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to Parent or Merger Sub by or on behalf of the Company.

ARTICLE VI

COVENANTS AND AGREEMENTS

Section 6.1 Conduct of Business by the Company

(a) Each Company Party covenants and agrees that, between the date of this Agreement and the earlier to occur of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.1 (the “Interim Period”), except to the extent required by Law, as may be agreed in writing by

Parent (which consent shall not be unreasonably withheld, delayed or conditioned), as may be expressly required or permitted pursuant to this Agreement, or as set forth in Section 6.1(a) or Section 6.1(c) of the Company Disclosure Letter, each of the Company Parties shall, and shall cause each of the other Company Entities to, (i) conduct its business in all material respects in the ordinary course and in a manner consistent with past practice, and (ii) use its reasonable best efforts to maintain its material assets and properties in their current condition (normal wear and tear and damage caused by casualty or by any reason outside of the Company’s or the Company Subsidiaries’ control excepted), preserve intact in all material respects its current business organization, goodwill, ongoing businesses and relationships with third parties, keep available the services of its present officers, maintain all Company Insurance Policies, and maintain the status of the Company as a REIT.

(b) The Company Parties shall (i) use their commercially reasonable efforts to obtain the opinions of counsel referred to in Section 7.2(e) and Section 7.2(f), (ii) deliver to Proskauer Rose LLP an officer’s certificate, dated as of the effective date of the Form S-4 and the Closing Date, respectively, and signed by an officer of the Company and the Company Operating Partnership, containing representations of the Company and the Company Operating Partnership as shall be reasonably necessary or appropriate to enable Proskauer Rose LLP to render the opinion described in Section 7.2(e) on the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act, and on the Closing Date, and (iii) deliver to Duane Morris LLP and Weil, Gotshal & Manges LLP officer’s certificates, dated as of the effective date of the Form S-4 and the Closing Date, respectively, and signed by an officer of the Company, in form and substance as set forth in Exhibit A, with such changes as are mutually agreeable to Parent and the Company (a “Company Tax Representation Letter”), containing representations of the Company as shall be reasonably necessary or appropriate to enable Duane Morris LLP to render an opinion on the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act, and on the Closing Date, as described in Section 7.2(f), respectively, and Weil, Gotshal & Manges LLP to render an opinion on the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act, and on the Closing Date, as described in Section 7.3(f), respectively.

(c) Without limiting the foregoing, each Company Party covenants and agrees that, during the Interim Period, except to the extent required by Law, as may be agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), as may be expressly required or permitted pursuant to this Agreement, or as set forth in Section 6.1(a) or 6.1(c) of the Company Disclosure Letter, the Company Parties shall not, and shall not cause or permit any other Company Entity to, do any of the following:

(i) amend or propose to amend the Company Charter or Company Bylaws (or such equivalent organizational or governing documents of any Company Subsidiary) or waive the stock ownership limit under the Company Charter;

(ii) split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of the Company or any Company Subsidiary;

(iii) declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of the Company or any Company Subsidiary or other equity securities or ownership interests in the Company or any Company Subsidiary, except for (A) the declaration and payment by the Company of regular monthly dividends, for full monthly periods in accordance with past practice and not for any interim period prior to the Effective Time, at an annual rate not to exceed $0.65 per share of Company Common Stock, (B) the declaration and payment of dividends or other distributions to the Company by any directly or indirectly wholly owned Company Subsidiary and (C) distributions by any Company Subsidiary that is not wholly owned, directly or indirectly, by the Company, in accordance with the requirements of the organizational documents of such Company Subsidiary; provided, however, that, notwithstanding the restriction on dividends and other distributions in this Section 6.1(c)(iii), the Company and any Company Subsidiary shall be permitted to make distributions, including under Sections 857, 858 or 860 of the Code, reasonably necessary for the Company to maintain its status as a REIT under the Code and avoid or reduce the imposition of any entity level income or excise Tax under the Code;

(iv) redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests of the Company or a Company Subsidiary, other than the withholding of shares of Company Common Stock to satisfy withholding Tax obligations with respect to awards granted pursuant to the Company Restricted Stock Plan, including the vesting of Company Restricted Stock in accordance with Section 3.10(a);

(v) except (A) for issuances by a wholly owned Company Subsidiary to the Company or another wholly owned Company Subsidiary, (B) in the ordinary course of business consistent with past practice, (C) for issuances by the Company Operating Partnership of the Company Class B Units, in accordance with the Company Partnership Agreement, (D) for issuances by the Company Operating Partnership of Company OP Units in connection with the acquisition of real property pursuant to Section 6.1(e), or (E) as otherwise contemplated in Section 6.1(c)(vi), issue, sell, pledge, dispose, encumber or grant any shares of the Company’s or any of the Company Subsidiaries’ capital stock, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of the Company’s or any of the Company Subsidiaries’ capital stock or other equity interests, provided, however, that the Company may issue shares of Company Common Stock upon the vesting of any Company Restricted Stock outstanding as of the date of this Agreement or as may be granted after the date of this Agreement under Section 6.1(c)(vi);

(vi) except as set forth on Section 6.1(c)(vi) of the Company Disclosure Letter, grant, confer, award, or modify the terms of any Company Restricted Stock, convertible securities, or other rights to acquire, or denominated in, any of the Company’s or any of the Company Subsidiaries’ capital stock or other equity securities or take any action not set forth on Section 6.1(c)(vi) of the Company Disclosure Letter;

(vii) acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets) any real property, personal property, corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof, except (A) acquisitions by the Company or any wholly owned Company Subsidiary of or from an existing wholly owned Company Subsidiary or (B) except as permitted or required under Section 6.1(e);

(viii) sell, pledge, lease, assign, transfer, dispose of or encumber, or effect a deed in lieu of foreclosure with respect to, any property or assets, except (A) in the ordinary course of business consistent with past practice and that would not be material to any Company Property or any assets of the Company or any Company Subsidiary, or (B) pledges or encumbrances of property or assets or direct or indirect equity interests in entities from time to time under the Revolving Credit Agreement;

(ix) incur, create, assume, refinance, replace or prepay any Indebtedness for borrowed money or issue or amend the terms of any debt securities or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for the Indebtedness of any other Person (other than a wholly owned Company Subsidiary), except Indebtedness incurred (A) under the Revolving Credit Agreement pursuant to the Company’s budget set forth on Section 6.1(c)(ix) of the Company Disclosure Letter or (B) in connection with the acquisition of real property pursuant to Section 6.1(e);

(x) make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, employees, Affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity, other than (A) by the Company or a wholly owned Company Subsidiary to the Company or a wholly owned Company Subsidiary, and (B) loans or advances required to be made under any of the Company Leases or ground leases affecting the Company Properties;

(xi) enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any Company Material Contract (or any Contract that, if existing as of the date hereof, would be a Company Material Contract), other than (A) any termination or renewal in accordance with the terms of any existing Company Material Contract that occur automatically without any action by the Company or any Company Subsidiary, (B) the entry into any modification or amendment of, or waiver or consent under, any mortgage or related agreement to which the Company or any Company Subsidiary is as required or necessitated by this Agreement or transactions contemplated hereby, provided that any such modification, amendment, waiver or consent does not increase the principal amount thereunder or otherwise adversely affect the Company, any Company Subsidiary or Parent or (C) as may be reasonably necessary to comply with the terms of this Agreement;

(xii) enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any Company Lease (or any lease for Real Property that, if existing as of the date hereof, would be a Company Lease), except for (A) entering into any new lease or renewing any Company Lease (1) in the ordinary course of business consistent with past practice or (2) in connection with the acquisition of real property pursuant to Section 6.1(e), (B) terminating any Company Lease as a result of a default by the counterparty to such Company Lease (in accordance with the terms of such Company Lease and subject to any applicable cure period therein), or (C) any such modification amendment, waiver, release, or compromise as would not have a Company Material Adverse Effect;

(xiii) waive, release, assign any material rights or claims or make any payment, direct or indirect, of any liability of the Company or any Company Subsidiary before the same comes due in accordance with its terms, other than in the ordinary course of business consistent with past practice;

(xiv) settle or compromise (A) any legal action, suit or arbitration proceeding, in each case made or pending against the Company or any of the Company Subsidiaries, including relating to Taxes, and (B) any legal action, suit or proceeding involving any present, former or purported holder or group of holders of the Company Common Stock other than in accordance with Section 6.7, in each case, in an amount in excess of $1,000,000 individually;

(xv) (A) hire or terminate any officer, director or employee of the Company or any Company Subsidiary or promote or appoint any Person to a position of officer or director of the Company or any Company Subsidiary, (B) increase in any manner the amount, rate or terms of compensation or benefits of any of its directors, officers or employees, (C) pay or agree to pay any pension, retirement allowance or other compensation or benefit to any director, officer, employee or consultant of the Company or any Company Subsidiary, whether past or present, (D) enter into, adopt, amend or terminate any employment, bonus, severance or retirement contract or other compensation or employee benefits arrangement, (E) accelerate the vesting or payment of any compensation or benefits under the Company Restricted Stock Plan, (F) grant any awards under the Company Restricted Stock Plan, bonus, incentive, performance or other compensation plan or arrangement, or (G) take any action to fund or in any other way secure the payment of compensation or benefits under the Company Restricted Stock Plan, in each case, other than as required by Law;

(xvi) fail to maintain all financial books and records in all material respects in accordance with GAAP (or any interpretation thereof) or make any material change to its methods of accounting in effect at December 31, 2012, except as required by a change in GAAP (or any interpretation thereof) or in applicable Law, or make any change, other than in the ordinary course of business consistent with past practice, with respect to accounting policies, unless required by GAAP or the SEC;

(xvii) enter into any new line of business;

(xviii) fail to duly and timely file all material reports and other material documents required to be filed with NASDAQ or any Governmental Authority, subject to extensions permitted by Law or applicable rules and regulations;

(xix) take any action that could, or fail to take any action, the failure of which could, reasonably be expected to cause (A) the Company to fail to qualify as a REIT or (B) any Company Subsidiary to cease to be treated as any of (1) a partnership or disregarded entity for U.S. federal income tax purposes or (2) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xx) adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization, except by a Company Subsidiary in connection with any acquisitions permitted pursuant to Section 6.1(e) in a manner that would not reasonably be expected to be adverse to the Company or to prevent or impair the ability of the Company to consummate the Mergers;

(xxi) form any new funds or joint ventures; or

(xxii) authorize, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

(d) Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit the Company from taking any action, at any time or from time to time, that in the reasonable judgment of the Company Board, upon advice of counsel to the Company, is reasonably necessary for the Company to avoid incurring entity level income or excise Taxes under the Code or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Effective Time, including making dividend or other distribution payments to stockholders of the Company in accordance with this Agreement or otherwise.

(e) The Company shall use commercially reasonable efforts to consummate the acquisitions set forth on Section 4.16(a) (Part II) and Section 6.1(e) of the Company Disclosure Letter prior to the Closing Date; provided that the Company may substitute one or more properties set forth on Section 4.16(a) (Part II) with one or more properties of equivalent value subject to the consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned).

Section 6.2 Conduct of Business by Parent and Merger Sub.

(a) Each Parent Party covenants and agrees that, during the Interim Period, except to the extent required by Law, as may be agreed in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), as may be expressly required or permitted pursuant to this Agreement, or as set forth in Section 6.2(a) or 6.2(c) of the Parent Disclosure Letter, the Parent Parties shall, and shall cause each of the other Parent Entities to, use its reasonable best efforts to maintain its material assets and properties in their current condition (normal wear and tear and damage caused by casualty or by any reason outside of any Parent Entities’ control excepted), keep available the services of its present officers, maintain all Parent Insurance Policies and maintain the status of Parent as a REIT.

(b) The Parent Parties shall (i) use their commercially reasonable efforts to obtain the opinions of counsel referred to in Section 7.3(e) and Section 7.3(f), (ii) deliver to Proskauer Rose LLP an officer’s certificate, dated as of the effective date of the Form S-4 and the Closing Date, respectively, and signed by an officer of Parent, containing representations of Parent as shall be reasonably necessary or appropriate to enable Proskauer Rose LLP to render the opinion described in Section 7.3(e) on the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act, and on the Closing Date, and (iii) deliver to Weil, Gotshal & Manges LLP and Duane Morris LLP officer’s certificates, dated as of the effective date of the Form S-4 and the Closing Date, respectively, and signed by an officer of Parent, in form and substance as set forth in Exhibit B, with such changes as are mutually agreeable to the Company and Parent (a “Parent Tax Representation Letter”), containing representations of Parent as shall be reasonably necessary or appropriate to enable Weil, Gotshal & Manges LLP to render an opinion on the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act, and on the Closing Date, as described in Section 7.3(f), respectively, and Duane Morris LLP to render an opinion on the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act, and on the Closing Date, as described in Section 7.2(f), respectively.

(c) Without limiting the foregoing, each Parent Party covenants and agrees that, during the Interim Period, except to the extent required by Law, as may be agreed in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), as may be expressly required or permitted pursuant to this Agreement, or as set forth in Section 6.2(a) or 6.2(c) of the Parent Disclosure Letter, the Parent Parties shall not, and shall not cause or permit any of the other Parent Entities to, do any of the following:

(i) other than amendments to the Parent Charter to increase the authorized number of shares or create or designate a series of preferred stock, amend or propose to amend the Parent Charter or Parent Bylaws (or such equivalent organizational or governing documents of any Parent Subsidiary material to Parent and the Parent Subsidiaries, considered as a whole, if such amendment would be adverse to Parent or the Company);

(ii) split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of Parent, Merger Sub or any other Parent Subsidiary;

(iii) declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of Parent or any Parent Subsidiary or other equity securities or ownership interests in Parent or any Parent Subsidiary, except for (A) the declaration and payment by Parent of regular monthly dividends, for full monthly periods in accordance with past practice and not for any interim period prior to the Effective Time, at an annual rate not to exceed $0.94 per share of Parent Common Stock, (B) the declaration and payment of dividends or other distributions to Parent by any directly or indirectly wholly owned Parent Subsidiary, and (C) distributions by any Parent Subsidiary that is not wholly owned, directly or indirectly, by Parent, in accordance with the requirements of the organizational documents of such Parent Subsidiary; provided, however, that, notwithstanding the restriction on dividends and other distributions in this Section 6.2(c)(iii), Parent and any Parent Subsidiary shall be permitted to make distributions, including under Sections 857, 858 or 860 of the Code, reasonably necessary for Parent to maintain its status as a REIT under the Code and avoid or reduce the imposition of any entity level income or excise Tax under the Code;

(iv) redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests of Parent or a Parent Subsidiary, other than the withholding of shares of Parent Common Stock to satisfy withholding Tax obligations with respect to awards granted pursuant to the Parent Stock Plans;

(v) fail to maintain all financial books and records in all material respects in accordance with GAAP (or any interpretation thereof) or make any material change to its methods of accounting in effect as of the date hereof, except as required by a change in GAAP (or any interpretation thereof) or in applicable Law, or make any change, other than in the ordinary course of business consistent with past practice, with respect to accounting policies, unless required by GAAP or the SEC;

(vi) take any action that could, or fail to take any action, the failure of which could, reasonably be expected to cause (A) Parent to fail to qualify as a REIT or (B) any Parent Subsidiary to cease to be treated as any of (1) a partnership or disregarded entity for U.S. federal income tax purposes or (2) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(vii) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization;

(viii) take any action that (a) would require approval of Parent’s stockholders under NASDAQ Rule 5635(a)(1) or (b) would reasonably anticipated to be the primary cause of a material adverse effect on Parent’s stockholders (for purposes of this clause (b), assuming that the transactions contemplated by this Agreement have been consummated and, therefore, the current stockholders of the Company are stockholders of Parent); or

(ix) authorize, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

(d) Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit: (i) Parent from taking any action, at any time or from time to time, that in the reasonable judgment of the Parent Board, upon advice of counsel to Parent, is reasonably necessary for Parent to continue to avoid incurring entity level income or excise Taxes under the Code or to maintain its qualification as a REIT under the Code, including making dividend or other distribution payments to stockholders of Parent in accordance with this Agreement or otherwise; and (ii) the Parent Operating Partnership from taking any action, at any time or from time to time, as the Parent Operating Partnership determines to be necessary to: (A) be in compliance at all times with all of its obligations under any Parent Tax Protection Agreement, and (B) avoid liability for any indemnification or other payment under any Parent Tax Protection Agreement.

Section 6.3 Preparation of Form S-4 and Joint Proxy Statement; Stockholder Meetings.

(a) As promptly as reasonably practicable following the date of this Agreement, (i) the Company and Parent shall jointly prepare and cause to be filed with the SEC the Joint Proxy Statement in preliminary form, and (ii) Parent shall prepare and cause to be filed with the SEC, the Form S-4, which will include the Joint Proxy Statement as a prospectus. Each of the Company and Parent shall use its reasonable best efforts to (x) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, (y) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act and the Securities Act, and (z) keep the Form S-4 effective for so long as necessary to complete the Merger. Each of the Company and Parent shall furnish all information concerning itself, its Affiliates and the holders of its capital stock to the other and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and Joint Proxy Statement. The Form S-4 and Joint Proxy Statement shall include all information reasonably requested by such other party to be included therein. Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or Joint Proxy Statement, and shall, as promptly as practicable after receipt thereof, provide the other with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand, and all written comments with respect to the Joint Proxy Statement or the Form S-4 received from the SEC and advise the other party of any oral comments with respect to the Joint Proxy Statement or the Form S-4 received from the SEC. Each of the Company and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Joint Proxy Statement, and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Form S-4. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or mailing the Joint Proxy Statement (or any amendment or supplement thereto) or responding to any comments from the SEC with respect thereto, each of the Company and Parent shall cooperate and provide the other a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response). Parent shall advise the Company, promptly after it receives notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, and Parent and the Company shall use their reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Parent shall also take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the Parent Common Stock in the Merger, and the Company shall furnish all information concerning the Company and the holders of the Company Common Stock as may be reasonably requested in connection with any such actions.

(b) If, at any time prior to the receipt of the Company Stockholder Approval or the Parent Stockholder Approval, any information relating to the Company or Parent, or any of their respective Affiliates, should be discovered by the Company or Parent which, in the reasonable judgment of the Company or Parent, should be set forth in an amendment of, or a supplement to, any of the Form S-4 or the Joint Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Joint Proxy Statement or the Form S-4 and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to stockholders of the Company and the stockholders of Parent. Nothing in this Section 6.3(b) shall limit the obligations of any party under Section 6.3(a). For purposes of Section 4.8, Section 5.8 and this Section 6.3, any information concerning or related to the Company, its Affiliates or the Company Stockholder Meeting will be deemed to have been provided by the Company, and any information concerning or related to Parent, its Affiliates or the Parent Stockholder Meeting will be deemed to have been provided by Parent.

(c) As promptly as practicable following the date of this Agreement, the Company shall, in accordance with applicable Law and the Company Charter and Company Bylaws, establish a record date for, duly call, give notice of, convene and hold the Company Stockholder Meeting. The Company shall use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to the stockholders of the Company entitled to vote at the Company Stockholder Meeting and to hold the Company Stockholder Meeting as soon as practicable after the Form S-4 is declared effective under the Securities Act. The Company shall, through the Company Board, recommend to its stockholders that they give the Company Stockholder Approval, include such recommendation in the Joint Proxy Statement and solicit and use its reasonable best efforts to obtain the Company Stockholder Approval, except to the extent that the Company Board shall have made an Adverse Recommendation Change as permitted by Section 6.5(d); provided, however, the Company’s obligation to duly call, give notice of, convene and hold the Company Stockholder Meeting shall not be affected by any Adverse Recommendation Change. Notwithstanding the foregoing provisions of this Section 6.3(c), if, on a date for which the Company Stockholder Meeting is scheduled, the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Company Stockholder Approval, whether or not a quorum is present, the Company shall have the right to make one or more successive postponements or adjournments of the Company Stockholder Meeting; provided that the Company Stockholder Meeting is not postponed or adjourned to a date that is more than (i) thirty (30) days after the date for which the Company Stockholder Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law) or (ii) one hundred twenty (120) days after the record date for the Company Stockholder Meeting.

(d) As promptly as practicable following the date of this Agreement, Parent shall, in accordance with applicable Law and the Parent Charter and Parent Bylaws, establish a record date for, duly call, give notice of, convene and hold the Parent Stockholder Meeting. Parent shall use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to the stockholders of Parent entitled to vote at the Parent Stockholder Meeting and to hold the Parent Stockholder Meeting as soon as practicable after the Form S-4 is declared effective under the Securities Act. Parent shall, through the Parent Board, recommend to its stockholders that they give the Parent Stockholder Approval, include such recommendation in the Joint Proxy Statement, and solicit and use its reasonable best efforts to obtain the Parent Stockholder Approval. Notwithstanding the foregoing provisions of this Section 6.3(d), if, on a date for which the Parent Stockholder Meeting is scheduled, Parent has not received proxies representing a sufficient number of shares of Parent Common Stock to obtain the Parent Stockholder Approval, whether or not a quorum is present, Parent shall have the right to make one or more successive postponements or adjournments of the Parent Stockholder Meeting; provided that the Parent Stockholder Meeting is not postponed or adjourned to a date that is more than (i) thirty (30) days after the date for which the Parent Stockholder Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law) or (ii) one hundred twenty (120) days after the record date for the Parent Stockholder Meeting. Nothing contained in this Agreement shall be deemed to relieve Parent of its obligation to submit the issuance of shares of Parent Common Stock in connection with the Merger to its stockholders for a vote on the approval thereof.

(e) The Company and Parent will use their respective reasonable best efforts to hold the Company Stockholder Meeting and the Parent Stockholder Meeting on the same date and as soon as reasonably practicable after the date of this Agreement.

Section 6.4 Access to Information; Confidentiality.

(a) During the Interim Period, to the extent permitted by applicable Law, each of the Company Parties, on the one hand, and the Parent Parties, on the other hand, shall, and the Company Parties and the Parent Parties shall cause each of the other Parent Entities and the other Company Entities, respectively, to, afford to the other parties and to their respective Representatives reasonable access during normal business hours and upon reasonable advance notice to all of their respective properties, offices, books, contracts, commitments, personnel and records and, during such period, each of the Company Parties and the Parent Parties shall, and the Company Parties and the Parent Parties shall cause each of the other Company Entities and the other Parent Entities, respectively, to, furnish reasonably promptly to the other parties (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities Laws, and (ii) all other information (financial or otherwise) concerning its business, properties and personnel as such other parties may reasonably request. Notwithstanding the foregoing, neither the Company Parties nor the Parent Parties shall be required by this Section 6.4 to provide the other party or the Representatives of such other party with access to or to disclose information (w) relating to the consideration, negotiation and performance of this Agreement and related agreements, (x) that is subject to the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement (provided, however, that the withholding party shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure), (y) the disclosure of which would violate any Law or fiduciary duty (provided, however, that the withholding party shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Law or fiduciary duty) or (z) that is subject to any attorney-client, attorney work product or other legal privilege (provided, however, that the withholding party shall use its reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege). Each of the parties hereto will use its reasonable best efforts to minimize any disruption to the businesses of the other parties that may result from the requests for access, data and information hereunder.

(b) Each of the parties hereto will hold, and will cause its Representatives and Affiliates to hold, any nonpublic information, including any information exchanged pursuant to this Section 6.4, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement.

Section 6.5 Acquisition Proposals.

(a) Subject to the other provisions of this Section 6.5, during the Interim Period, each Company Party agrees that it shall not, and shall cause each of the other Company Entities not to, and shall not authorize and shall use reasonable best efforts to cause its and their officers and directors, managers or equivalent, and other Representatives not to, directly or indirectly through another Person, (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiry, discussion, offer or request that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal (an “Inquiry ”), (ii) engage in any discussions or negotiations regarding, or furnish to any Third Party any non-public information in connection with, or knowingly facilitate in any way any effort by, any Third Party in furtherance of any Acquisition Proposal or Inquiry, (iii) approve or recommend an Acquisition Proposal, or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar definitive agreement (other than an Acceptable Confidentiality Agreement entered into in accordance with this Section 6.5) providing for or relating to an Acquisition Proposal (an “Alternative Acquisition Agreement”), or (iv) propose or agree to do any of the foregoing.

(b) Notwithstanding anything to the contrary in this Section 6.5, at any time prior to obtaining the Company Stockholder Approval, the Company Parties may, directly or indirectly through any Representative, in response to an unsolicited bona fide written Acquisition Proposal by a Third Party made after the date of this Agreement (that did not result from a breach of this Section 6.5) (i) furnish non-public information to such Third Party (and such Third Party’s Representatives) making an Acquisition Proposal (provided, however, that (A) prior to so furnishing such information, the Company receives from the Third Party an executed Acceptable Confidentiality Agreement, and (B) any non-public information concerning the Company Entities that is provided to such Third Party shall, to the extent not previously provided to Parent or Merger Sub, be provided to Parent or Merger Sub prior to or substantially at the same time that such information is provided to such Third Party), and (ii) engage in discussions or negotiations with such Third Party (and such Third Party’s Representatives) with respect to the Acquisition Proposal if, in the case of each of clauses (i) and (ii): (x) the Company Board determines in good faith, after consultation with outside legal counsel and financial advisors, that such Acquisition Proposal constitutes, or is reasonably likely to result in, a Superior Proposal, and (y) the Company Board determines in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ duties under applicable Law; provided, however, that in each of the foregoing clauses (i) and (ii), such Acquisition Proposal was not solicited in violation of Section 6.5.

(c) The Company Parties shall notify Parent promptly (but in no event later than twenty-four (24) hours) after receipt of any Acquisition Proposal or any request for nonpublic information relating to the Company Entities by any Third Party, or any Inquiry from any Person seeking to have discussions or negotiations with any Company Party relating to a possible Acquisition Proposal. Such notice shall be made orally and confirmed in writing, and shall indicate the identity of the Third Party making the Acquisition Proposal, request or Inquiry and the material terms and conditions of any Acquisition Proposals, Inquiries, proposals or offers (including a copy thereof if in writing and any related documentation or correspondence). The Company Parties shall also promptly, and in any event within twenty-four (24) hours, notify Parent orally and in writing, if it enters into discussions or negotiations concerning any Acquisition Proposal or provides nonpublic information or data to any Person in accordance with this Section 6.5(c) and keep Parent informed of the status and material terms of any such proposals, offers, discussions or negotiations on a current basis, including by providing a copy of all material documentation or material correspondence relating thereto.

(d) Except as permitted by this Section 6.5(d), neither the Company Board nor any committee thereof shall (i) withhold, withdraw, modify or qualify (or publicly propose to withhold, withdraw, modify or qualify), in a manner adverse to any Parent Party, the Company Recommendation or the Company’s approval of the Partnership Merger, (ii) approve, adopt or recommend (or publicly propose to approve, adopt or recommend) any Acquisition Proposal, (iii) fail to include the Company Recommendation or the Company’s approval of the Partnership Merger in the Joint Proxy Statement or any Schedule 14D-9, as applicable, (iv) fail to publicly recommend against any Acquisition Proposal within ten (10) Business Days of the request of Parent and/or reaffirm the Company Recommendation or the Company’s approval of the Partnership Merger within ten (10) Business Days of the request of Parent (any of the actions described in clauses (i), (ii), (iii) and (iv) of this Section 6.5(d), an “Adverse Recommendation Change”), or (v) approve, adopt, declare advisable or recommend (or agree to, resolve or propose to approve, adopt, declare advisable or recommend), or cause or permit any Company Entity to enter into, any Alternative Acquisition Agreement (other than an Acceptable Confidentiality Agreement entered into in accordance with this Section 6.5). Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Company Stockholder Approval, the Company Board shall be permitted to effect an Adverse Recommendation Change if the Company Board (A) (x) has received an unsolicited bona fide Acquisition Proposal (that did not result from a breach of this Section 6.5) that, in the good faith determination of the Company Board, after consultation with outside legal counsel and financial advisors, constitutes a Superior Proposal, after having complied with, and giving effect to all of the adjustments which may be offered by the Parent Parties pursuant to Section 6.5(e), and such Acquisition Proposal is not withdrawn, and (y) determines in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ duties under applicable Law, and in such case the Company may (i) terminate this Agreement pursuant to Section 8.1(c)(ii) or (ii) make an Adverse Recommendation Change, including approving or recommending such Superior Proposal to the Company’s stockholders, and, in the case of a termination, the Company may immediately prior to or concurrently with such termination of this Agreement, enter into an Alternative Acquisition Agreement with respect to such Superior Proposal; or (B) determines in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ duties under applicable Law (based on circumstances not covered by clause (A)), and, in such case the Company may make an Adverse Recommendation Change, provided, that, in the case of each of clause (A) and clause (B), in the event of any termination by the Company or Parent pursuant to Section 8.1(c)(ii) or Section 8.1(d)(ii), as may be applicable, the Company Parties comply with their obligation to pay the Termination Payment pursuant to Section 8.3(a).

(e) The Company Board shall not be entitled to effect an Adverse Recommendation Change pursuant to Section 6.5(d) unless (i) the Company has provided a written notice (a “Notice of Adverse Recommendation Change”) to the Parent Parties that the Company intends to take such action, specifying in reasonable detail the reasons therefor and, in the case of an Adverse Recommendation Change pursuant to Section 6.5(d)(A), describing the material terms and conditions of, and attaching a complete copy of, the Superior Proposal that is the basis of such action (it being understood that such material terms shall include the identity of the Third Party), (ii) during the three (3) Business Day period following the Parent Parties’ receipt of the Notice of Adverse Recommendation Change, the Company shall, and shall cause its Representatives to, negotiate with the Parent Parties in good faith (to the extent the Parent Parties desire to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Adverse Recommendation Change is no longer necessary, and (iii) following the end of the three (3) Business Day period, the Company Board shall have determined in good faith, after consultation with outside legal counsel and financial advisors, taking into account any changes to this Agreement proposed in writing by the Parent Parties in response to the Notice of Adverse Recommendation Change or otherwise, (x) that in the case of an Adverse Recommendation Change pursuant to Section 6.5(d)(A), the Superior Proposal giving rise to the Notice of Adverse Recommendation Change, continues to constitute a Superior Proposal and, (y) after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ duties under applicable Law. After compliance with this Section 6.5(e) with respect to any two Superior Proposals, the Company shall have no further obligations under this Section 6.5(e), and the Company Board shall not be required to comply with such obligation with respect to any other Superior Proposal.

(f) Nothing contained in this Section 6.5 or elsewhere in this Agreement shall prohibit the Company or the Company Board, directly or indirectly through its Representatives, from disclosing to the Company’s stockholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or making any disclosure to its stockholders if the Company Board has determined, after consultation with outside legal counsel, that the failure to do so would be inconsistent with applicable Law; provided, however, that any disclosure other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) promulgated under the Exchange Act, an express rejection of any applicable Acquisition Proposal or an express reaffirmation of the Company Recommendation (and/or an express reaffirmation of the Company’s approval of the Partnership Merger) shall be deemed to be an Adverse Recommendation Change.

(g) The Company Parties shall, and shall cause each of the other Company Entities, and its and their officers and directors, managers or equivalent, and other Representatives to (i) immediately cease any existing discussions, negotiations or communications with any Person conducted heretofore with respect to any Acquisition Proposal and (ii) take such action as is necessary to enforce any confidentiality provisions or provisions of similar effect to which any Company Entity is a party or of which any Company Entity is a beneficiary. The Company Parties shall use reasonable best efforts to cause all Third Parties who have been furnished confidential information regarding any Company Entity in connection with the solicitation of or discussions regarding an Acquisition Proposal within the six (6) months prior to the date of this Agreement to promptly return or destroy such information (to the extent that they are entitled to have such information returned or destroyed).

(h) For purposes of this Agreement:

(i) “Acquisition Proposal” shall mean any proposal or offer for (or expression by a Third Party that it is considering or may engage in), whether in one transaction or a series of related transactions, (i) any merger, consolidation, share exchange, business combination or similar transaction involving any of the Company Entities, (ii) any sale, lease, exchange, mortgage, pledge, license, transfer or other disposition, directly or indirectly, by merger, consolidation, sale of equity interests, share exchange, joint venture, business combination or otherwise, of any assets of any Company Entity representing ten percent (10%) or more of the consolidated assets of the Company Entities, taken as a whole as determined on a book-value basis, (iii) any issue, sale or other disposition of (including by way of merger, consolidation, joint venture, business combination, share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing ten percent (10%) or more of the voting power of the Company, (iv) any tender offer or exchange offer in which any Person or “group” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) shall seek to acquire beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), or the right to acquire beneficial ownership, of ten percent (10%) or more of the outstanding shares of any class of voting securities of the Company, or (v) any recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to the Company in which a Third Party shall acquire beneficial ownership of ten percent (10%) or more of the outstanding shares of any class of voting securities of the Company; provided, however, that the term “Acquisition Proposal” shall not include the Mergers or the other transactions contemplated by this Agreement.

(ii) “Superior Proposal” shall mean a bona fide written Acquisition Proposal (except that, for purposes of this definition, the references in the definition of “Acquisition Proposal” to “ten percent (10%)” shall be replaced by “fifty percent (50%)”) made by a Third Party on terms that the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors, taking into account all financial, legal, regulatory and any other aspects of the transaction described in such proposal, including the identity of the Person making such proposal, any break-up fees, expense reimbursement provisions and conditions to consummation, as well as any changes to the financial terms of this Agreement proposed by the Parent Parties in response to such proposal or otherwise, to be (A) more favorable to the Company and the Company’s stockholders (solely in their capacity as such) from a financial point of view than the transactions contemplated by this Agreement and (B) reasonably likely to receive all required governmental approvals on a timely basis and otherwise reasonably capable of being completed on the terms proposed.

Section 6.6 Appropriate Action; Consents; Filings.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the Company Parties and each of the Parent Parties shall and shall cause the other Company Entities and the other Parent Entities, respectively, to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable under applicable Law or pursuant to any contract or agreement to consummate and make effective, as promptly as practicable, the Mergers and the other transactions contemplated by this Agreement, including (i) the taking of all actions necessary to cause the conditions to Closing set forth in Article VII to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Authorities or other Persons necessary in connection with the consummation of the Mergers and the other transactions contemplated by this Agreement and the making of all necessary registrations and filings (including filings with Governmental Authorities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authority or other Persons necessary in connection with the consummation of the Mergers and the other transactions contemplated by this Agreement, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Mergers or the other transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed, the avoidance of each and every impediment under any antitrust, merger control, competition or trade regulation Law that may be asserted by any Governmental Authority with respect to the Mergers so as to enable the Closing to occur as soon as reasonably possible, and (iv) the execution and delivery of any additional instruments necessary to consummate the Mergers and the other transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement.

(b) In connection with and without limiting the foregoing, each of the Parent Parties and the Company Parties shall give (or shall cause the other Parent Entities or the other Company Entities, respectively, to give) any notices to Third Parties, and each of the Parent Parties and the Company Parties shall use, and cause each of their respective Affiliates to use, its reasonable best efforts to obtain any Third Party consents not covered by Section 6.6(a) that are necessary, proper or advisable to consummate the Mergers. Each of the parties hereto will furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required governmental filings or submissions and will cooperate in responding to any inquiry from a Governmental Authority, including promptly informing the other parties of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, and supplying each other with copies of all material correspondence, filings or communications between either party and any Governmental Authority with respect to this Agreement. To the extent reasonably practicable, the parties or their Representatives shall have the right to review in advance and each of the parties will consult the others on, all the information relating to the other and each of their Affiliates that appears in any filing made with, or written materials submitted to, any Governmental Authority in connection with the Mergers and the other transactions contemplated by this Agreement, except that confidential competitively sensitive business information may be redacted from such exchanges. To the extent reasonably practicable, none of the parties hereto shall, nor shall they permit their respective Representatives to, participate independently in any meeting or engage in any substantive conversation with any Governmental Authority in respect of any filing, investigation or other inquiry without giving the other party prior notice of such meeting or conversation and, to the extent permitted by applicable Law, without giving the other parties the opportunity to attend or participate (whether by telephone or in person) in any such meeting with such

Governmental Authority. Notwithstanding the foregoing, obtaining any approval or consent from any third party pursuant to this Section 6.6(b) shall not be a condition to the obligations of Parent and Merger Sub to consummate the Mergers.

(c) Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person (other than any Governmental Authority) with respect to the Mergers, none of the parties hereto, any of the other Company Entities or any of the other Parent Entities, or any of the their respective Representatives, shall be obligated to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any accommodation or commitment or incur any liability or other obligation to such Person (unless expressly required by a written agreement that was entered into prior to the date hereof with such Person). The parties shall cooperate with respect to accommodations that may be requested or appropriate to obtain such consents.

Section 6.7 Notification of Certain Matters; Transaction Litigation.

(a) The Company Parties shall give prompt notice to the Parent Parties, and the Parent Parties shall give prompt notice to the Company Parties, of any notice or other communication received by such party from any Governmental Authority in connection with this Agreement, the Mergers or the other transactions contemplated by this Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with the Mergers or the other transactions contemplated by this Agreement.

(b) The Company Parties shall give prompt notice to the Parent Parties, and the Parent Parties shall give prompt notice to the Company Parties, if (i) any representation or warranty made by it contained in this Agreement becomes untrue or inaccurate such that the applicable closing conditions would reasonably expected to be incapable of being satisfied by the Outside Date or (ii) it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement. Without limiting the foregoing, the Company Parties shall give prompt notice to the Parent Parties, and the Parent Parties shall give prompt notice to the Company Parties, if, to the knowledge of such party, the occurrence of any state of facts, change, development, event or condition would cause, or reasonably be expected to cause, any of the conditions to Closing set forth herein not to be satisfied or satisfaction to be materially delayed. Notwithstanding anything to the contrary in this Agreement, the failure by the Company Parties or the Parent Parties to provide such prompt notice under this Section 6.7(b) shall not constitute a breach of covenant for purposes of Section 7.2(b) or Section 7.3(b).

(c) Each of the parties hereto agrees to give prompt written notice to the other parties upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of the other Company Entities or the other Parent Entities, respectively, which could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Parent Material Adverse Effect, as the case may be.

(d) The Company Parties shall give prompt notice to the Parent Parties, and the Parent Parties shall give prompt notice to the Company Parties, of any Action commenced or, to such party’s knowledge, threatened against, relating to or involving such party or any of the other Company Entities or the other Parent Entities, respectively, which relate to this Agreement, the Mergers or the other transactions contemplated by this Agreement. The Company Parties shall give the Parent Parties the opportunity to reasonably participate in the defense and settlement of any stockholder litigation against the Company Parties and/or their directors relating to this Agreement and the transactions contemplated hereby, and no such settlement shall be agreed to without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). The Parent Parties shall give the Company Parties the opportunity to reasonably participate in the defense and settlement of any stockholder litigation against the Parent Parties and/or their directors relating to this Agreement and the transactions contemplated hereby, and no such settlement shall be agreed to without the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.8 Public Announcements.  The parties hereto shall, to the extent reasonably practicable, consult with each other before issuing any press release or otherwise making any public statements or filings with respect to this Agreement or any of the transactions contemplated hereby, and none of the parties shall issue any such press release or make any such public statement or filing prior to obtaining the other parties’ consent (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that a party may, without obtaining the other parties’ consent, issue such press release or make such public statement or filing as may be required by Law, Order or the applicable rules of any stock exchange or the applicable provisions of any listing agreement of any party hereto. If for any reason it is not practicable to consult with the other party before making any public statement with respect to this Agreement or any of the transactions contemplated hereby, then the party making such statement shall not make a statement that is inconsistent with public statements or filings to which the other party had previously consented; provided, further, that such consultation and consent shall not be required with respect to any release, communication or announcement specifically permitted by Section 6.5.

Section 6.9 Directors’ and Officers’ Indemnification and Insurance.

(a) From and after the Effective Time, the Surviving Entity shall provide exculpation, indemnification and advancement of expenses for each Indemnitee, which is at least as favorable in scope and amount to such Indemnitee as the exculpation, indemnification and advancement of expenses provided to such Indemnitee by the Company and the Company Subsidiaries immediately prior to the Effective Time in the Company Charter and the Company Bylaws or each of the Company Subsidiaries’ respective articles or certificates of incorporation or bylaws (or comparable organizational or governing documents), as in effect on the date of this Agreement; provided that such exculpation, indemnification and advancement of expenses covers actions at or prior to the Effective Time, including all transactions contemplated by this Agreement.

(b) Without limiting or being limited by the provisions of Section 6.9(a), during the period commencing as of the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, Parent and the Surviving Entity shall (and Parent shall cause the Surviving Entity to): (i) indemnify, defend and hold harmless each Indemnitee against and from any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any Action, whether civil, criminal, administrative or investigative, to the extent such Action arises out of or pertains to (x) any action or omission or alleged action or omission in such Indemnitee’s capacity as a director, officer, partner, member, trustee, employee or agent of the Company or any of the Company Subsidiaries, or (y) this Agreement or any of the transactions contemplated hereby, including the Mergers; and (ii) pay in advance of the final disposition of any such Action the expenses (including attorneys’ fees and any expenses incurred by any Indemnitee in connection with enforcing any rights with respect to indemnification) of any Indemnitee upon receipt of an undertaking by or on behalf of such Indemnitee to repay such amount if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified. Notwithstanding anything to the contrary set forth in this Agreement, Parent or the Surviving Entity (i) shall not be liable for any settlement effected without their prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned) and (ii) shall not have any obligation hereunder to any Indemnitee to the extent that a court of competent jurisdiction shall determine in a final and non-appealable order that such indemnification is prohibited by applicable Law, in which case the Indemnitee shall promptly refund to Parent or the Surviving Entity the amount of all such expenses theretofore advanced pursuant hereto.

(c) Prior to the Effective Time, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Entity as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the coverage afforded by the Company’s existing directors’ and officers’ liability insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, the “D&O Insurance”), in each case, for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from one or more insurance carriers with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions and retentions that are no less favorable in the aggregate than the coverage provided under the Company’s existing policies and with limits of liability that are no lower than the limits on the Company’s existing policies as long as the annual premium in the aggregate does not exceed in any one year three hundred percent (300%) of the annual aggregate premium(s) under the

Company’s existing policies. If the Company or the Surviving Entity for any reason fails to obtain such “tail” insurance policies as of the Effective Time, (i) the Surviving Entity shall continue to maintain in effect, for a period of at least six (6) years from and after the Effective Time, the D&O Insurance in place as of the date hereof with the Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable in the aggregate than the coverage provided under the Company’s existing policies as of the date hereof, or (ii) Parent shall provide, or shall cause the Surviving Entity to provide, for a period of not less than six (6) years after the Effective Time, the Indemnitees who are insured under the Company’s D&O Insurance with comparable D&O Insurance that provides coverage for events occurring at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier, that is no less favorable in the aggregate than the existing policy of the Company (which may be provided under Parent’s D&O Insurance policy) or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that Parent and the Surviving Entity shall not be required to pay an annual premium for the D&O Insurance in excess of (for any one year) three hundred percent (300%) of the annual premium currently paid by the Company for such insurance; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, Parent or the Surviving Entity shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(d) The Indemnitees to whom this Section 6.9 applies are intended to be third-party beneficiaries of this Section 6.9. The provisions of this Section 6.9 are intended to be for the benefit of each Indemnitee and his or her successors, heirs, executors, trustees, fiduciaries, administrators or representatives. Parent shall pay all reasonable expenses, including attorneys’ fees, that may be incurred by any Indemnitee in successfully enforcing the indemnity and other obligations provided in this Section 6.9.

(e) The rights of each Indemnitee under this Section 6.9 shall be in addition to any rights such Person or any employee of the Company or any Company Subsidiary may have under the Company Charter, the Company Bylaws or the certificate of incorporation or bylaws (or equivalent organizational or governing documents) of any of the Company Subsidiaries, or the Surviving Entity or any of its subsidiaries, or under any applicable Law or under any agreement of any Indemnitee. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or its officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.9 is not prior to, or in substitution for, any such claims under any such policies.

(f) Notwithstanding anything contained in Section 9.1 or Section 9.7 to the contrary, this Section 6.9 shall survive the consummation of the Mergers indefinitely and shall be binding, jointly and severally, on all successors and assigns of Parent, the Surviving Entity and its subsidiaries, and shall be enforceable by the Indemnitees and their successors, heirs or representatives. In the event that Parent or the Surviving Entity or any of its successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Entity, as applicable, shall succeed to the obligations set forth in this Section 6.9.  The parties acknowledge and agree that Parent guarantees the payment and performance of the Surviving Entity’s obligations pursuant to this Section 6.9.

Section 6.10 Certain Tax Matters.  Each of Parent and the Company shall use their reasonable best efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, including by executing and delivering the officers’ certificates referred to herein and reporting consistently for all federal, state, and local income Tax or other purposes. None of Parent or the Company shall take any action, including the election of Parent to pay a portion of the Merger Consideration in cash pursuant to Section 3.1(a)(ii)(2)(B), or fail to take any action, that could reasonably be expected to cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code.

Section 6.11 Dividends.  In the event that a distribution with respect to the shares of Company Common Stock or the Company OP Units permitted under the terms of this Agreement has (i) a record date prior to the Effective Time and (ii) has not been paid as of the Effective Time, the holders of shares of Company Common Stock or Company OP Units, as applicable, shall be entitled to receive such distribution from the Company immediately prior to the time such shares are exchanged pursuant to Article III of this Agreement.

Section 6.12 Merger Sub; Operating Partnerships.  Parent shall take all actions necessary to (a) cause the other Parent Parties to perform their obligations under this Agreement and to consummate the Mergers on the terms and conditions set forth in this Agreement, and (b) ensure that, prior to the Effective Time, Merger Sub shall not conduct any business or make any investments or incur or guarantee any indebtedness other than as specifically contemplated by this Agreement. The Company shall take all actions necessary to cause the other Company Parties to perform their obligations under this Agreement and to consummate the Mergers on the terms and conditions set forth in this Agreement.

Section 6.13 Section 16 Matters.  Assuming that the Company delivers to Parent, in a timely fashion prior to the Effective Time, all requisite information necessary for Parent and Merger Sub to take the actions contemplated by this Section 6.13, the Company, Parent and Merger Sub each shall take all such steps as may be necessary or appropriate to ensure that (a) any dispositions of Company Common Stock (including derivative securities related to such stock) resulting from the Mergers and the other transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time are exempt under Rule 16b-3 promulgated under the Exchange Act, and (b) any acquisitions of Parent Common Stock (including derivative securities related to such stock) resulting from the Mergers and the other transactions contemplated by this Agreement by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent are exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.14 Stock Exchange Listing.  Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NASDAQ, subject to official notice of issuance, prior to the Effective Time.

Section 6.15 Voting of Shares.  Parent shall vote all shares of Company Common Stock beneficially owned by it or any of the Parent Subsidiaries as of the record date for the Company Stockholder Meeting, if any, in favor of approval of the Merger. The Company shall vote all shares of Parent Common Stock beneficially owned by it or any of the Company Subsidiaries as of the record date for the Parent Stockholder Meeting, if any, in favor of the issuance of shares of Parent Common Stock in connection with the Merger.

Section 6.16 Termination of Company Restricted Stock Plan.  Unless otherwise notified by Parent in writing, prior to the Effective Time, the Company shall take or cause to be taken any and all actions necessary or appropriate to terminate the Company Restricted Stock Plan effective no later than immediately prior to the Effective Time.

Section 6.17 Financing.  The Company Parties shall, and shall cause the other Company Entities to, cooperate with the Parent Entities and their lenders (including Bank of America, N.A.) in connection with any Parent Party’s efforts to arrange debt financing for (in whole or part) satisfying Parent’s obligations to pay (a) any Cash Consideration and other amounts due by the Parent Parties hereunder and (b) any Expenses. Upon entering into the Revolving Credit Agreement, (a) the Company Parties shall cause the Revolving Credit Agreement to remain in effect from and after the closing of the transactions contemplated hereby and (b) the Company Parties shall consult with and keep the Parent Parties reasonably informed of the status of their efforts keep the Revolving Credit Agreement in effect after the closing of the transactions contemplated hereby and notify the Parent Parties promptly if they become aware of any circumstances (including communications from the Agent) reasonably likely to result in the Revolving Credit Agreement not remaining in effect after the closing of the transactions contemplated hereby.

Section 6.18 FIRPTA.  The Company shall provide to Parent an affidavit of non-foreign status that complies with the Treasury Regulations under Section 1445 of the Code. The Company Operating Partnership shall use its commercially reasonable efforts to obtain and deliver to Parent and the Parent Operating Partnership at or prior to Closing an affidavit of non-foreign status that complies with the Treasury

Regulations under Section 1445 of the Code from each Person that constitutes and is treated as a partner (and is not a “disregarded entity”) for United States federal income tax purposes of the Company Operating Partnership (other than the Company or a Company Subsidiary). The Parent Operating Partnership shall use its commercially reasonable efforts to obtain and deliver to the Company at or prior to Closing an affidavit of non-foreign status that complies with the Treasury Regulations under Section 1445 of the Code from each Person that constitutes and is treated as a partner (and is not a “disregarded entity”) for United States federal income tax purposes of the Parent Operating Partnership (other than the Parent or a Parent Subsidiary).

ARTICLE VII

CONDITIONS

Section 7.1 Conditions to the Obligations of Each Party.  The respective obligations of each party to effect the Mergers and to consummate the other transactions contemplated by this Agreement shall be subject to the satisfaction or (to the extent permitted by Law) waiver by each of the parties, at or prior to the Effective Time, of the following conditions:

(a) Stockholder Approvals.  Each of the Company Stockholder Approval and the Parent Stockholder Approval shall have been obtained.

(b) No Restraints.  No Law, Order (whether temporary, preliminary or permanent) or other legal restraint or prohibition entered, enacted, promulgated, enforced or issued by any Governmental Authority of competent jurisdiction shall be in effect which prohibits, makes illegal, enjoins, or otherwise restricts, prevents or prohibits the consummation of the Mergers or otherwise restrains, enjoins, prevents, prohibiting or making illegal the acquisition of some or all of the shares of Company Common Stock by Parent.

(c) Form S-4.  The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC that have not been withdrawn.

(d) Listing.  The shares of Parent Common Stock to be issued in the Merger shall have been authorized for listing on the NASDAQ, subject to official notice of issuance.

Section 7.2 Conditions to the Obligations of Parent and Merger Sub.  The respective obligations of the Parent Parties to effect the Mergers and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or (to the extent permitted by Law) waiver by Parent, at or prior to the Effective Time, of the following additional conditions:

(a) Representations and Warranties.  (i) The representations and warranties set forth in Section 4.1(a) (Organization and Qualification; Subsidiaries), Section 4.3(a) (Capital Structure) (except for the first two sentences), Section 4.4 (Authority), Section 4.19 (Opinion of Financial Advisor), Section 4.20 (Takeover Statutes), Section 4.21 (Vote Required), Section 4.22 (Brokers) and Section 4.23 (Investment Company Act) shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, (ii) the representations and warranties set forth in the first two sentences of Section 4.3(a) (Capital Structure) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, and (iii) each of the other representations and warranties of the Company contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, except (x) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (y) in the case of clause (iii) where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or “Company Material Adverse Effect” qualifications set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Agreements and Covenants.  The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) Officer’s Certificate.  The Company shall have delivered to Parent a certificate, dated the date of the Closing and signed by its chief executive officer or another senior officer on behalf of the Company, certifying to the effect that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.

(d) Absence of Material Adverse Effect.  Since the date of this Agreement, there shall not have been any event, change or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(e) REIT Opinion.  Parent shall have received a written opinion of Proskauer Rose LLP, dated as of the Closing Date and in form and substance reasonably satisfactory to Parent, to the effect that, commencing with the Company’s taxable year that ended on December 31, 2012, the Company has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its actual method of operation has enabled the Company to meet, through the Effective Time, the requirements for qualification and taxation as a REIT under the Code, which opinion will be subject to customary exceptions, assumptions and qualifications and based on customary representations contained in an officer’s certificate executed by the Company and the Operating Partnership and provided pursuant to Section 6.1(b).

(f) Section 368 Opinion.  Parent shall have received the written opinion of its special counsel, Duane Morris LLP, dated as of the Closing Date and in form and substance as set forth in Exhibit C, and with such changes as are mutually agreeable to Parent and the Company, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, Duane Morris LLP may rely upon the Company Tax Representation Letter and Parent Tax Representation Letter. The condition set forth in this Section 7.2(f) shall not be waivable after receipt of the Parent Stockholder Approval, unless further stockholder approval is obtained with appropriate disclosure.

(g) FIRPTA.  The Company shall have provided to Parent an affidavit of non-foreign status that complies with the Treasury Regulations under Section 1445 of the Code. The Company Operating Partnership shall have used commercially reasonable efforts to obtain from each Person that constitutes and is treated as a partner (and is not a “disregarded entity”) for U.S. federal income tax purposes of the Company Operating Partnership an affidavit of non-foreign status that complies with the Treasury Regulations under Section 1445 of the Code and, to the extent obtained, shall have delivered such affidavit to the Parent Operating Partnership.

Section 7.3 Conditions to the Obligations of the Company.  The obligations of the Company to effect the Mergers and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or (to the extent permitted by Law) waiver by the Company, at or prior to the Effective Time, of the following additional conditions:

(a) Representations and Warranties.  (i) The representations and warranties set forth in Section 5.1(a) and (b) (Organization and Qualification; Subsidiaries), Section 5.3(a) (Capital Structure) (except the first two sentences), Section 5.4 (Authority), Section 5.19 (Opinion of Financial Advisor), Section 5.20 (Vote Required), Section 5.21 (Brokers); Section 5.22 (Investment Company Act) and Section 5.25 (Takeover Statutes) shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, (ii) the representations and warranties set forth in the first two sentences of Section 5.3(a) (Capital Structure) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, and (iii) each of the other representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, except (x) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (y) in the case of clause (iii) where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or “Parent Material Adverse Effect” qualifications set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Agreements and Covenants.  Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date.

(c) Officer’s Certificate.  Parent shall have delivered to the Company a certificate, dated the date of the Closing and signed by its chief executive officer or another senior officer on behalf of Parent, certifying to the effect that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

(d) Absence of Material Adverse Effect.  Since the date of this Agreement, there shall not have been any event, change or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

(e) REIT Opinion.  The Company shall have received a written opinion of Proskauer Rose LLP, or other counsel reasonably acceptable to the Company, dated as of the Closing Date and in form and substance reasonably satisfactory to the Company, to the effect that, commencing with Parent’s taxable year that ended on December 31, 2011, Parent has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and its proposed method of operation will enable Parent to continue to meet the requirements for qualification and taxation as a REIT under the Code, which opinion will be subject to customary exceptions, assumptions and qualifications and based on customary representations contained in an officer’s certificate executed by Parent and provided pursuant to Section 6.2(b).

(f) Section 368 Opinion.  The Company shall have received a written opinion of its special counsel, Weil, Gotshal & Manges LLP, dated as of the Closing Date and in form and substance as set forth in Exhibit D, and with such changes as are mutually agreeable to the Company and Parent, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, Weil, Gotshal & Manges LLP may rely upon the Company Tax Representation Letter and Parent Tax Representation Letter. The condition set forth in this Section 7.3(f) shall not be waivable after receipt of the Company Stockholder Approval, unless further stockholder approval is obtained with appropriate disclosure.

(g) The Parent Operating Partnership shall have used commercially reasonable efforts to obtain from each Person that constitutes and is treated as a partner (and is not a “disregarded entity”) for U.S. federal income tax purposes of the Parent Operating Partnership an affidavit of non-foreign status that complies with the Treasury Regulations under Section 1445 of the Code.

(h) The Parent Board shall have approved, effective at or prior to the Effective Time, an annual dividend at a rate of at least $0.94 per share of Parent Common Stock.

(i) Credit Agreement.  The Credit Agreement shall be in full force and effect, no Parent Entity shall be in breach or violation of, or default under, the Credit Agreement and no event shall have occurred that with notice or lapse of time or both would constitute a violation, breach or default under the Credit Agreement.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1 Termination.  This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval or the Parent Stockholder Approval (except as otherwise expressly noted), as follows:

(a) by mutual written agreement of each of Parent and the Company; or

(b) by either Parent or the Company, if:

(i) the Effective Time shall not have occurred on or before December 31, 2013 (the “Outside Date”); provided, however, that the Outside Date may be extended for a period of no more than sixty (60) days by either Parent or the Company upon written notice to the other party; provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any party if the failure of such party (and (A) in the case of Parent, including the failure of the other Parent Parties and (B) in the case of the Company, including the failure of the other Company Parties) to perform any of its obligations under this Agreement has been a principal cause of, or resulted in, the failure of the Mergers to be consummated on or before such date; or

(ii) any Governmental Authority of competent jurisdiction shall have issued an Order permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other action shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to a party if the issuance of such final, non-appealable Order was primarily due to the failure of such party (and (A) in the case of Parent, including the failure of the other Parent Parties and (B) in the case of the Company, including the failure of the other Company Parties) to perform any of its obligations under this Agreement, including pursuant to Section 6.6; or

(iii) the Company Stockholder Approval shall not have been obtained at a duly held Company Stockholder Meeting (including any adjournment or postponement thereof) at which the Merger and the other transactions contemplated hereby have been voted upon, provided that the right to terminate this Agreement under this Section 8.1(b)(iii) shall not be available to a party if the failure to obtain such Company Stockholder Approval was primarily due to such party’s failure (and (A) in the case of Parent, including the failure of any other Parent Party and (B) in the case of the Company, including the failure of any other Company Party) to perform any of its obligations under this Agreement; or

(iv) the Parent Stockholder Approval shall not have been obtained at a duly held Parent Stockholder Meeting (including any adjournment or postponement thereof) at which the issuance of Parent Common Stock in connection with the Merger has been voted upon, provided that the right to terminate this Agreement under this Section 8.1(b)(iv) shall not be available to a party if the failure to obtain such Parent Stockholder Approval was primarily due to such party’s failure (and (A) in the case of Parent, including the failure of any other Parent Party’s and (B) in the case of the Company, including the failure of any other Company Party’s) to perform any of its obligations under this Agreement; or

(c) by the Company:

(i) if any Parent Party shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (x) would, or would reasonably be expected to, result in a failure of a condition set forth in Section 7.3(a) or Section 7.3(b) and (y) cannot be cured on or before the Outside Date or, if curable, is not cured by the Parent Parties within twenty (20) days of receipt by Parent of written notice of such breach or failure; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(c) if any Company Party is then in breach of any of its respective representations, warranties, covenants or agreements set forth in this Agreement such that the conditions set forth in either Section 7.2(a) or Section 7.2(b) would not be satisfied; or

(ii) (x) at any time prior to the receipt of the Company Stockholder Approval in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal in accordance with Section 6.5(d) or (y) if the Company Board shall have made an Adverse Recommendation Change; provided, that, in each case, such termination shall be null and void unless the Company shall concurrently pay the Termination Payment in accordance with Section 8.3.

(d) by Parent, if:

(i) any Company Party shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (x) would, or would reasonably be expected to, result in a failure of a condition set forth in Section 7.2(a) or Section 7.2(b) and (y) cannot be cured on or before the Outside Date or, if curable, is not cured by the Company Parties within twenty (20) days of receipt by the Company of written notice of such breach or failure; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if any Parent Party is then in breach of any of their respective representations, warranties, covenants or agreements set forth in this Agreement such that the conditions set forth in either Section 7.3(a) or Section 7.3(b) would not be satisfied; or

(ii) (x) the Company Board shall have made an Adverse Recommendation Change, (y) the Company Parties shall have materially breached any of their obligations under Section 6.5 or (z) any Company Entity enters into an Alternative Acquisition Agreement (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 6.5).

Section 8.2 Effect of Termination.  In the event that this Agreement is terminated and the Mergers and the other transactions contemplated by this Agreement are abandoned pursuant to Section 8.1, written notice thereof shall be given to the other party or parties, specifying the provisions hereof pursuant to which such termination is made and describing the basis therefor in reasonable detail, and this Agreement shall forthwith become null and void and of no further force or effect whatsoever without liability on the part of any party hereto (or any of the other Company Entities, the other Parent Entities or any of the Company’s or Parent’s respective Representatives), and all rights and obligations of any party hereto shall cease; provided, however, that, notwithstanding anything in the foregoing to the contrary, (a) no such termination shall relieve any party hereto of any liability or damages resulting from or arising out of any fraud or willful and malicious breach of this Agreement and (b) the Confidentiality Agreement, this Section 8.2, Section 8.3, Section 8.6, Article IX and the definitions of all defined terms appearing in such sections shall survive any termination of this Agreement pursuant to Section 8.1. If this Agreement is terminated as provided herein, all filings, applications and other submissions made pursuant to this Agreement, to the extent practicable, shall be withdrawn from the Governmental Authority or other Person to which they were made.

Section 8.3 Termination Payment.

(a) If, but only if, the Agreement is terminated:

(i) by either the Company or Parent pursuant to Section 8.1(b)(i) or by Parent pursuant to Section 8.1(d)(i) and (A) in the case of a termination pursuant to Section 8.1(b)(i), the Parent Stockholder Approval shall have been obtained and the Company Stockholder Approval shall not have been obtained prior to such termination, and (B) in any such case (x) after the date of this Agreement, an Acquisition Proposal shall have been made to any of the Company Parties or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to any of the Company Parties (and such Acquisition Proposal or publicly announced intention shall not have been publicly withdrawn without qualification before such termination), and (y) the Company, within twelve (12) months of the termination of this Agreement, consummates a transaction regarding, or executes a definitive agreement which is later consummated with respect to, an Acquisition Proposal, then the Company shall pay, or cause to be paid, to Parent, the Termination Payment, by wire transfer of same day funds to an account designated by Parent, not later than the consummation of such transaction arising from such Acquisition Proposal; provided, however, that for purposes of this Section 8.3(a)(i), the references to “ten percent (10%)” in the definition of Acquisition Proposal shall be deemed to be references to “fifty percent (50%)”; or

(ii) by either the Company or Parent pursuant to Section 8.1(b)(iii), the Company shall pay, or cause to be paid, to Parent the Parent Expense Amount (by wire transfer to an account designated by Parent) within two (2) Business Days of such termination; or

(iii) by either the Company or Parent pursuant to Section 8.1(b)(iii), and (x) after the date of this Agreement, an Acquisition Proposal shall have been made to any of the Company Parties or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to any of the Company Parties (and such Acquisition Proposal or publicly announced intention shall not have been publicly withdrawn without qualification before such termination), and (y) the Company, within twelve (12) months of the termination of this Agreement, consummates a transaction regarding, or executes a definitive agreement which is later consummated with respect to, an Acquisition Proposal, then the Company shall pay or cause to be paid, to Parent the Termination Fee plus, if not previously paid pursuant to Section 8.3(a)(ii) above, the Parent Expense Amount, by wire transfer of same day funds to an account designated by Parent, not later than the consummation of such transaction arising from such Acquisition Proposal; provided, however, that for purposes of this Section 8.3(a)(iv), the references to “ten percent (10%)” in the definition of Acquisition Proposal shall be deemed to be references to “fifty percent (50%)”; or

(iv) by the Company pursuant to Section 8.1(c)(ii), then the Company shall pay, or cause to be paid, to Parent the Termination Payment, by wire transfer of same day funds to an account designated by Parent as a condition to the effectiveness of such termination; or

(v) by Parent pursuant to Section 8.1(d)(ii), then the Company shall pay, or cause to be paid, to Parent the Termination Payment, by wire transfer of same day funds to an account designated by Parent, within two (2) Business Days of such termination; or

(vi) by either the Company or Parent pursuant to Section 8.1(b)(iv), then Parent shall pay, or cause to be paid, to the Company the Company Expense Amount (by wire transfer to an account designated by the Company) within two (2) Business Days of such termination.

(b) Notwithstanding anything to the contrary set forth in this Agreement, the parties agree that:

(i) under no circumstances shall the Company or Parent be required to pay the Termination Payment or the Company Expense Amount earlier than one (1) full Business Day after receipt of appropriate wire transfer instructions from the party entitled to payment; and

(ii) under no circumstances shall the Company or Parent be required to pay the Termination Payment or the Company Expense Amount on more than one occasion.

(c) Each of the parties hereto acknowledges that (i) the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, (ii) neither the Termination Payment nor the Company Expense Amount is a penalty, but is liquidated damages, in a reasonable amount that will compensate the Company or Parent, as the case may be, in the circumstances in which such fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision, and (iii) without these agreements, the parties would not enter into this Agreement; accordingly, if the Company or Parent, as the case may be, fails to timely pay any amount due pursuant to this Section 8.3 and, in order to obtain such payment, either the Company or Parent, as the case may be, commences a suit that results in a judgment against the other party for the payment of any amount set forth in this Section 8.3, such paying party shall pay the other party its costs and Expenses in connection with such suit, together with interest on such amount at the annual rate of five percent (5%) for the period from the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law.

(d) (i) If one party to this Agreement (the “Termination Payor”) is required to pay another party to this Agreement (the “Termination Payee”) the Termination Payment or Company Expense Amount, as the case may be, such Termination Payment or Company Expense Amount, as the case may be, shall be paid into escrow on the date such payment is required to be paid by the Termination Payor pursuant to this Agreement by wire transfer of immediately available funds to an escrow account designated in accordance with this Section 8.3(d). In the event that the Termination Payor is obligated to pay the Termination Payee the Termination Payment or Company Expense Amount, as the case may be, the amount payable to the Termination Payee in any tax year of the Termination Payee shall not exceed the lesser of (i) the Termination Payment or Company Expense Amount, as the case may be, of the Termination Payee, and (ii) the sum of (A) the maximum amount that can be paid to the Termination Payee without causing the Termination Payee to fail to meet the requirements of Section 856(c)(2) and (3) of the Code for the relevant tax year, determined as if the payment of such amount did not constitute income described in Sections 856(c)(2) or 856(c)(3) of the Code (“Qualifying Income”) and the Termination Payee has $1,000,000 of income from unknown sources during such year which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in each case, as determined by the Termination Payee’s independent accountants, plus (B) in the event the Termination Payee receives either (x) a letter from the Termination Payee’s counsel indicating that the Termination Payee has received a ruling from the IRS as described below in this Section 8.3(d) or (y) an opinion from the Termination Payee’s outside counsel as described below in this Section 8.3(d), an amount equal to the excess of the Termination Payment or Company Expense Amount, as the case may be, less the amount payable under clause (A) above.

(ii) To secure the Termination Payor’s obligation to pay these amounts, the Termination Payor shall deposit into escrow an amount in cash equal to the Termination Payment or Company Expense Amount, as the case may be, with an escrow agent selected by the Termination Payor on such terms (subject to this Section 8.3(d)) as shall be mutually agreed upon by the Termination Payor, the Termination Payee and the escrow agent. The payment or deposit into escrow of the Termination Payment or Company Expense Amount, as the case may be, pursuant to this Section 8.3(d) shall be made at the time the Termination Payor is obligated to pay the Termination Payee such amount pursuant to Section 8.3 by wire transfer. The escrow agreement shall provide that the Termination Payment or Company Expense Amount, as the case may be, in escrow or any portion thereof shall not be released to the Termination Payee unless the escrow agent receives any one or combination of the following: (i) a letter from the Termination Payee’s independent accountants indicating the maximum amount that can be paid by the escrow agent to the Termination Payee without causing the Termination Payee to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute Qualifying Income and the Termination Payee has $1,000,000 of income from unknown sources during such year which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in which case the escrow agent shall release such amount to the Termination Payee, or (ii) a letter from the Termination Payee’s counsel indicating that (A) the Termination Payee received a ruling from the IRS holding that the receipt by the Termination Payee of the Termination Payment or Company Expense Amount, as the case may be, would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code or (B) the Termination Payee’s outside counsel has rendered a legal opinion to the effect that the receipt by the Termination Payee of the Termination Payment or Company Expense Amount, as the case may be, should either constitute Qualifying Income or should be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code, in which case the escrow agent shall release the remainder of the Termination Payment or Company Expense Amount, as the case may be, to the Termination Payee. The Termination Payor agrees to amend this Section 8.3(d) at the reasonable request of the Termination Payee in order to (i) maximize the portion of the Termination Payment or Company Expense Amount, as the case may be, that may be distributed to the Termination Payee hereunder without causing the Termination Payee to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (ii) improve the Termination Payee’s chances of securing a favorable ruling described in this Section 8.3(d) or (iii) assist the Termination Payee in obtaining a favorable legal opinion from its outside counsel as described in this Section 8.3(d). Any amount of the Termination Payment or Company Expense Amount, as the case may be, that remains unpaid as of the end of a taxable year shall be paid as soon as possible during the following taxable year, subject to the foregoing limitations of this Section 8.3(d), provided that the obligation of the Termination Payor to pay the unpaid portion of the Termination Payment or Company Expense Amount, as the case may be, shall terminate on the December 31 following the date which is five (5) years from the date of this Agreement.

Section 8.4 Amendment.  Subject to compliance with applicable Law, this Agreement may be amended by mutual agreement of the parties hereto by action taken or authorized by their respective boards of directors (or similar governing body or entity) at any time before or after receipt of the Company Stockholder Approval or the Parent Stockholder Approval and prior to the Effective Time; provided, however, that after the Company Stockholder Approval or the Parent Stockholder Approval has been obtained, there shall not be (a) any amendment of this Agreement that changes the amount or the form of the consideration to be delivered under this Agreement to the holders of Company Common Stock, or which by applicable Law or in accordance with the rules of any stock exchange requires the further approval of the stockholders of the Company or Parent without such further approval of such stockholders, or (b) any amendment or change not permitted under applicable Law. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 8.5 Waiver.  At any time prior to the Effective Time, subject to applicable Law, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, and (c) subject to the proviso of Section 8.4, waive compliance with any agreement or condition contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 8.6 Fees and Expenses.  Except as otherwise provided in this Agreement, all Expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such Expenses, whether or not the transactions contemplated by this Agreement are consummated; provided, however, that the Company and Parent shall share equally all Expenses related to the printing and filing of the Form S-4 and the printing, filing and distribution of the Joint Proxy Statement, other than attorneys’ and accountants’ fees.

Section 8.7 Transfer Taxes.  Parent and the Company shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar taxes that become payable in connection with the transactions contemplated by this Agreement (together with any related interests, penalties or additions to Tax, “Transfer Taxes”), and shall cooperate in attempting to minimize the amount of Transfer Taxes. From and after the Effective Time, the Surviving Entity and the Surviving Partnership shall pay or cause to be paid, without deduction or withholding from any consideration or amounts payable to holders of the Company Common Stock, all Transfer Taxes.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Non-Survival of Representations and Warranties.  None of the representations or warranties in this Agreement or any certificate or other writing delivered pursuant to this Agreement, including any rights arising out of any breach of such representations or warranties, shall survive the earlier of (a) the Effective Time or (b) termination of this Agreement (except, in the case of termination, as set forth in Section 8.2), and after such time there shall be no liability in respect thereof (except, in the case of termination, as set forth in Section 8.2), whether such liability has accrued prior to or after such expiration of the representations and warranties. This Section 9.1 does not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time or the termination of this Agreement. The Confidentiality Agreement will survive termination of this Agreement in accordance with its terms.

Section 9.2 Notices.  Except for any notice that is specifically required by the terms of this Agreement to be delivered orally, any notice, request, claim, demand and other communication hereunder shall be in writing and shall be deemed to have been duly given or made as follows: (a) if personally delivered to an authorized representative of the recipient, when actually delivered to such authorized representative; (b) if sent by facsimile transmission (providing confirmation of transmission) or e-mail of a pdf attachment, when transmitted (provided that any notice received by facsimile or e-mail transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (in the time zone of the recipient) or any day other than a Business Day shall be deemed to have been received at 9:00 a.m. on the next Business Day); (c) if sent by reliable overnight delivery service (such as DHL or Federal Express) with proof of service, upon receipt of proof of delivery; and (d) if sent by certified or registered mail (return receipt requested and first-class postage prepaid), upon receipt; provided, in each case, such notice, request, claim, demand or other communication is addressed as follows (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.2):

if to Parent, Merger Sub or the Parent Operating Partnership:

American Realty Capital Properties, Inc.
405 Park Avenue, 15th Floor
New York, NY 10022
Phone: 212-415-6500
Fax: 212-421-5799
Attention: Nicholas S. Schorsch

with a copy (which shall not constitute notice) to:

Duane Morris LLP
30 South 17th Street
Philadelphia, PA 19103-4196
Phone: (215) 979-1225
Fax: (215) 689-4385
Attention: Richard A. Silfen, Esq. and Darrick M. Mix, Esq.

if to the Company or the Company Operating Partnership prior to the Closing:

American Realty Capital Trust IV, Inc.
405 Park Avenue, 15th Floor
New York, NY 10022
Phone: 212-415-6500
Fax: 212-421-5799
Attention: Edward M. Weil

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
Phone: (212) 310-8552
Fax: (212) 310-8007
Attention: Michael J. Aiello, Esq. and Matthew J. Gilroy, Esq.

Section 9.3 Interpretation; Certain Definitions.  The parties hereto have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. References to “this Agreement” shall include the Company Disclosure Letter and the Parent Disclosure Letter. When a reference is made in this Agreement to an Article, Section, Appendix, Annex or Exhibit, such reference shall be to an Article or Section of, or an Appendix, Annex or Exhibit to, this Agreement, unless otherwise indicated. The table of contents and headings for this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other instrument made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws. References to a Person are also to its successors and permitted assigns. All references to “dollars” or “$” refer to currency of the United States of America (unless otherwise expressly provided herein).

Section 9.4 Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any present or future Law or public policy, (a) such term or other provision shall be fully separable, (b) this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof, and (c) all other conditions and provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable term or other provision or by its severance herefrom so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect promptly the original intent of the parties as closely as possible in a mutually acceptable manner in order that transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 9.5 Assignment; Delegation.  Other than to the Surviving Entity and the Surviving Partnership, neither this Agreement nor any rights, interests or obligations hereunder shall be assigned or delegated, in whole or in part, by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties hereto.

Section 9.6 Entire Agreement.  This Agreement (including the Exhibits, Annexes and Appendices hereto) constitutes, together with the Confidentiality Agreement, the entire agreement between the parties with respect to the subject matter hereof and thereof and supersedes all prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof.

Section 9.7 No Third-Party Beneficiaries.  This Agreement is not intended to and shall not confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assigns, except for the provisions of Section 6.9 (from and after the Effective Time), which shall be to the benefit of the parties referred to in such section. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 8.5 without notice or liability to any other Person. The representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Accordingly, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.8 Specific Performance.  The parties hereto agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate the Mergers and the other transactions contemplated by this Agreement) in accordance with its specified terms or otherwise breach such provisions. Accordingly, the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at Law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

Section 9.9 Counterparts.  This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or by e-mail of a pdf attachment shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 9.10 Governing Law.  This Agreement and all Actions (whether based on contract, tort or otherwise), directly or indirectly, arising out of or relating to this Agreement or the actions of the parties hereto in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with, the Laws of the State of Maryland, without giving effect to any choice or conflict of Laws provision or rule (whether of the State of Maryland or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Maryland.

Section 9.11 Consent to Jurisdiction.

(a) Each of the parties hereto hereby irrevocably submits to the exclusive jurisdiction of the courts of the State of Maryland and to the jurisdiction of the United States District Court for the State of Maryland (the “MD Courts”), for the purpose of any Action (whether based on contract, tort or otherwise), directly or indirectly, arising out of or relating to this Agreement or the actions of the parties hereto in the negotiation, administration, performance and enforcement thereof, and each of the parties hereto hereby irrevocably agrees that all claims in respect to such Action may be heard and determined exclusively in any MD Court.

(b) Each of the parties hereto (i) irrevocably consents to the service of the summons and complaint and any other process in any other Action relating to the transactions contemplated by this Agreement, on behalf of itself or its property, in the manner provided by Section 9.2 and nothing in this Section 9.11 shall affect the right of any party to serve legal process in any other manner permitted by Law, (ii) consents to submit itself to the personal jurisdiction of the MD Courts in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such MD Court and (iv) agrees that it will not bring any Action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the MD Courts. Each of party hereto agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

Section 9.12 WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE OUT OF OR RELATING TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE), DIRECTLY OR INDIRECTLY, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, OR THE ACTIONS OF THE PARTIES HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH OF THE PARTIES HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.12.

Section 9.13 Consents and Approvals.  For any matter under this Agreement requiring the consent or approval of any party to be valid and binding on the parties hereto, such consent or approval must be in writing.

[Remainder of page intentionally left blank; signature pages follow.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.

AMERICAN REALTY CAPITAL PROPERTIES, INC.

By:	/s/ Nicholas S. Schorsch Name: Nicholas S. Schorsch Title: Chief Executive Officer

THUNDER ACQUISITION, LLC

By:	American Realty Capital Properties, Inc., its sole member
By:	/s/ Nicholas S. Schorsch Name: Nicholas S. Schorsch Title: Chief Executive Officer

ARC PROPERTIES OPERATING PARTNERSHIP, L.P.

By:	American Realty Capital Properties, Inc., its General Partner
By:	/s/ Nicholas S. Schorsch Name: Nicholas S. Schorsch Title: Chief Executive Officer

AMERICAN REALTY CAPITAL TRUST IV, INC.

By:	/s/ Nicholas S. Schorsch Name: Nicholas S. Schorsch Title: Chief Executive Officer

AMERICAN REALTY CAPITAL OPERATING
PARTNERSHIP IV, L.P.

By:	American Realty Capital Trust IV, Inc., its General Partner
By:	/s/ Nicholas S. Schorsch Name: Nicholas S. Schorsch Title: Chief Executive Officer

[SIGNATURE PAGE TO MERGER AGREEMENT]

ANNEX B

AMERICAN REALTY CAPITAL ADVISORS IV, LLC
AMERICAN REALTY CAPITAL TRUST IV SPECIAL LIMITED PARTNER, LLC
AMERICAN REALTY CAPITAL PROPERTIES IV, LLC
405 PARK AVENUE
NEW YORK, NEW YORK 10022

American Realty Capital Trust IV, Inc.
American Realty Capital Operating Partnership IV, L.P.
American Realty Capital Properties, Inc.
ARC Properties Operating Partnership, L.P.
Thunder Acquisition LLC
405 Park Avenue
New York, New York 10022

July 1, 2013

Re: Project Thunder — Incentive and Other Payments

Reference is made to that certain Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), by and among American Realty Capital Properties, Inc., a Maryland corporation (“Parent”), ARC Properties Operating Partnership, L.P., a Delaware limited partnership and the operating partnership of the Company (the “Parent OP”), Thunder Acquisition LLC, a Delaware limited liability company wholly-owned by Parent (“Merger Sub”), American Realty Capital Trust IV, Inc., a Maryland corporation (the “Company”), and American Realty Capital Operating Partnership IV, L.P., a Delaware limited partnership and the operating partnership of the Company (the “Company OP”), pursuant to which (x) the Company will merge with and into Merger Sub, with Merger Sub being the surviving entity, and (y) the Company OP will merge with and into the Parent OP, with the Parent OP being the surviving entity (collectively, the “Transaction”). Any term not otherwise defined herein shall have the meaning given such term in the Merger Agreement.

Reference also is hereby made to: (i) that certain Amended and Restated Advisory Agreement, dated as of November 12, 2012, by and among American Realty Capital Advisors IV, LLC, a Delaware limited liability company (the “Advisor”), the Company and the Company OP (the “Advisory Agreement”), (ii) that certain Amended and Restated Agreement of Limited Partnership of the Company OP, dated as of November 12, 2012, by and among the Company, the Advisor, American Realty Capital Trust IV Special Limited Partner, LLC, a Delaware limited liability company (the “Special Limited Partner”) and other limited partners party thereto, as amended from time to time (the “Company OP Agreement”) and (iii) that certain Property Management and Leasing Agreement, made and entered into as of June 8, 2012, by and among the Company, the Company OP and American Realty Capital Properties IV, LLC, a Delaware limited liability company (the “Manager”) (the “Property Management and Leasing Agreement”).

In order to induce the parties to the Merger Agreement to enter into the Merger Agreement, each of the Company, Parent, the Company OP, the Special Limited Partner, the Advisor and the Manager hereby agree as follows:

1.	Pursuant to Section 10(c) of the Advisory Agreement, the Advisor is entitled to a Real Estate Commission (as defined in the Advisory Agreement) in connection with the sale of any real estate assets in any transaction or series of transactions. The Advisor hereby agrees to a reduction in the amount of the Real Estate Commission to which the Advisor is entitled in connection with the Transaction. The Advisor, the Company and the Company OP agree that the reduced Real Estate Commission payable to the Advisor shall be $8.4 million.
2.	Pursuant to Section 5.1 of the Company OP Agreement, the Special Limited Partner is entitled to certain subordinated distributions of net sales proceeds from the Company OP (the “SLP Interest”). Upon an Investment Liquidity Event (as defined in the Company OP Agreement), the Special Limited Partner’s right to receive its SLP Interest is accelerated to the time of such Investment

Liquidity Event and the amount of the SLP Interest is fixed as of the Investment Liquidity Event (the “Investment Liquidity Amount”). The Company, the Company OP and the Special Limited Partner hereby acknowledge and agree that the Transaction is an Investment Liquidity Event.
3.	Pursuant to Section 8.7(b) of the Company OP Agreement, if the Special Limited Partner is entitled to the Investment Liquidity Amount, the Special Limited Partner has the right to contribute its SLP Interest to the Company OP in exchange for a number of Company OP Units equal to the quotient of (a) the Investment Liquidity Amount divided by (b) the product of (i) the fair market value of one share of Company Common Stock on the date of the Investment Liquidity Event multiplied by (ii) the Exchange Factor (as defined in the Company OP Agreement). The Special Limited Partner hereby elects to contribute its SLP Interest to the Company OP in exchange for Company OP Units and the Company, the Company OP and the Special Limited Partner hereby acknowledge and agree that such contribution and exchange shall be made pursuant to customary contribution or assignment documentation and shall be effective immediately prior to the consummation of the Transaction. Upon the consummation of the Transaction, each Company OP Unit will automatically be converted into a number of validly issued Parent OP Units equal to the Exchange Ratio. Furthermore, the Special Limited Partner may desire to exchange or convert all or a portion of the Parent OP Units to be received as a result of the Transaction for Parent Common Stock, or, at the election of Parent, cash, and the Special Limited Partner, Parent, Parent OP, the Company and the Company OP will agree in good faith to any such exchange or conversion into Parent Common Stock or cash at least 5 days prior to the Closing Date; provided, that if the Special Limited Partner does not exchange or convert the Parent OP Units to be received as a result of the Transaction in connection with the Closing, the Special Limited Partner shall have the option to cause Parent to acquire such Parent OP Units for cash at any time during the 24 month period commencing on the date immediately after the date that is the two-year anniversary of the date on which the Special Limited Partner was issued its original interest in the Company OP for an amount equal to the Cash Amount (as defined in the limited partnership agreement of the Parent OP) per Parent OP Unit.
4.	Pursuant to Section 10(i) of the Advisory Agreement and Section 16.1 of the Company OP Agreement, the Advisor is entitled to receive Class B Units (as defined in the Company OP Agreement) in the Company OP within 30 days of the end of each quarter, commencing with the calendar quarter beginning July 1, 2012. The Class B Units are issued pursuant to the terms of the Company OP Agreement quarterly in arrears, subject to the approval of the Company’s board of directors. As of the date hereof, 121,769 Class B Units have been issued or approved for issuance to the Advisor. Furthermore, it is expected that additional Class B Units will be issued to the Advisor in connection with its asset management services through and including the Closing Date. Any Class B Units earned and issuable for the period from the date hereof up to an including the Closing Date shall be issued immediately prior to the Closing and shall be subject to the terms of this letter agreement. When issued, the Class B Units are subject to forfeiture until both an economic hurdle and a performance hurdle have been met in accordance with Section 16.2(a) of the Company OP Agreement. It is expected that the economic hurdle will be met prior to the Closing Date. The performance hurdle will be met if the Advisor continues to be the Advisor at the Closing of the Transaction. Accordingly, the Company, the Company OP and the Advisor hereby acknowledge and agree that, provided the economic hurdle is met prior to the Closing Date and the Advisor continues to be the advisor under the Advisory Agreement as contemplated in paragraph 7 hereof, both the economic hurdle and the performance hurdle will be met upon the consummation of the Transaction, and at such time no Class B Units held by the Advisor will continue to be subject to forfeiture.
5.	Pursuant to Section 16.4 of the Company OP Agreement, the Class B Units are convertible automatically into Company OP Units at such time as the Advisor’s capital account with respect to a Class B Unit is equal to the average capital account balance attributable to an outstanding Company OP Unit (as determined on a unit-by-unit basis). Pursuant to subparagraph 1(c)(ii) of Exhibit B of the Company OP Agreement, the Advisor is entitled to special allocations of unrealized appreciation in the value of, and net property gain from the sale of, the Company OP’s assets. Furthermore, pursuant to Section 16.4(b) of the Company OP Agreement, the Advisor has the right up to twice per year to cause the Company OP to adjust the book value of its assets to fair market value, a “book-up”, by making a capital contribution of more than a de minimis amount to the Company OP in exchange for Company OP Units. The Advisor hereby elects to make such a capital contribution to the Company OP in exchange for Company OP Units prior to the consummation of the Transaction, if necessary to be effective, in order to cause such an adjustment and allow it to convert the maximum number of Class B Units to Company OP Units in connection with the consummation of the Transaction, and the Company and the Company OP hereby acknowledge and agree to allow the Advisor to make such capital contributions in order to effectuate a book-up prior to the Closing Date. The amount of the capital contribution, if any, and the number of Company OP Units issuable will be agreed to in good faith by the Company, the Company OP and the Advisor. Upon the consummation of the Transaction, each Company OP Unit will automatically be converted into a number of validly issued Parent OP Units equal to the Exchange Ratio. The Advisor agrees that these Parent OP Units are subject to a minimum two-year holding period prior to being exchangeable into Parent Common Stock which holding period includes the period during which the Advisor held the relevant Class B Units.
6.	The Company, the Company OP and the Advisor hereby acknowledge and agree that there may be a number of unconverted Class B Units on the Closing Date and that, in accordance with Section 3.1 of the Merger Agreement, each unconverted Class B Unit will be converted automatically into a number of Parent Class B Units equal to the Exchange Ratio.
7.	In order to facilitate the smooth transition of advisory services following the consummation of the Transaction, Parent, the Parent OP, Merger Sub, the Company, the Company OP, and the Advisor agree that the Advisory Agreement will be extended for a 60 day period following the Closing Date pursuant to the terms substantially in the form Amendment and Acknowledgement of Termination of Second Amended and Restated Advisory Agreement attached hereto as Exhibit A.
8.	In order to facilitate the smooth transition of property management services following the consummation of the Transaction, Parent, the Parent OP, Merger Sub, the Company, the Company OP and the Manager agree that the Property Management and Leasing Agreement will be extended for a 60 day period following the Closing Date pursuant to the terms substantially in the form Amendment and Acknowledgement of Termination of Property Management and Leasing Agreement attached hereto as Exhibit B.

The parties hereto agree that this letter agreement satisfies any notice requirements with respect to (a) the contribution of the SLP Interest to the Company OP in exchange for Company OP Units and (b) the election to cause a book-up event.

Each of the Company, Parent, the Company OP, the Special Limited Partner, the Advisor and the Manager, as applicable, represent and warrant that (a) each has the necessary power and authority to enter into this letter agreement and to carry out its obligations hereunder and (b) no consents, approvals, authorizations or other actions are required for the Company, Parent, the Company OP, the Special Limited Partner, the Advisor or the Manager to execute, deliver and perform their respective obligations under this letter agreement.

This letter agreement may be amended, modified or supplemented only by a written instrument executed by each of the parties hereto. This letter agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and together with this letter agreement shall be deemed to be one and the same instrument. This letter agreement shall terminate concurrently with any termination of the Merger Agreement without a Closing. This letter agreement shall be governed by and interpreted and enforced in accordance with the laws of the State of New York (without reference to the choice of law provisions).

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed and delivered this side letter as of the date first written above.

AMERICAN REALTY CAPITAL TRUST IV, INC.

By:	/s/ Edward M. Weil, Jr. Name: Edward M. Weil, Jr. Title: President and Chief Operating Officer

AMERICAN REALTY CAPITAL OPERATING PARTNERSHIP IV, L.P.

By:	AMERICAN REALTY CAPITAL TRUST IV, INC., Its general partner
By:	/s/ Edward M. Weil, Jr. Name: Edward M. Weil, Jr. Title: President and Chief Operating Officer

AMERICAN REALTY CAPITAL ADVISORS IV, LLC

By:	AMERICAN REALTY CAPITAL TRUST IV SPECIAL LIMITED PARTNER, LLC, Its Member
By:	AR CAPITAL, LLC, Its managing member
By:	/s/ Edward M. Weil, Jr. Name: Edward M. Weil. Jr. Title: Authorized Signatory

AMERICAN REALTY CAPITAL TRUST IV
SPECIAL LIMITED PARTNER, LLC

By:	AR CAPITAL, LLC, Its managing member
By:	/s/ Edward M. Weil, Jr. Name: Edward M. Weil, Jr. Title: Authorized Signatory

AMERICAN REALTY CAPITAL PROPERTIES IV, LLC

By:	AMERICAN REALTY CAPITAL TRUST IV SPECIAL LIMITED PARTNER, LLC, Its member
By:	AR CAPITAL, LLC, Its managing member
By:	/s/ Edward M. Weil, Jr. Name: Edward M. Weil, Jr. Title: Authorized Signatory

AMERICAN REALTY CAPITAL PROPERTIES, INC.

By:	/s/ Nicholas S. Schorsch Name: Nicholas S. Schorsch Title: Chairman and Chief Executive Officer

ARC PROPERTIES OPERATING PARTNERSHIP, L.P.

By:	AMERICAN REALTY CAPITAL PROPERTIES, INC., Its general partner
By:	/s/ Nicholas S. Schorsch Name: Nicholas S. Schorsch Title: Chairman and Chief Executive Officer

THUNDER ACQUISITION LLC

By:	AMERICAN REALTY CAPITAL PROPERTIES, INC., Its sole member
By:	/s/ Nicholas S. Schorsch Name: Nicholas S. Schorsch Title: Chairman and Chief Executive Officer

EXHIBIT A

EXHIBIT B

ANNEX C

[BANK OF AMERICA MERRILL LYNCH LETTERHEAD]

October 6, 2013

The Board of Directors
American Realty Capital Trust IV, Inc.
405 Park Avenue, 15th Floor
New York, New York 10022

Members of the Board of Directors:

American Realty Capital Trust IV, Inc. (“ARCT IV”) has entered into that certain Agreement and Plan of Merger (the “Original Agreement”), dated as of July 1, 2013, by and among American Realty Capital Properties, Inc. (“ARCP”), ARC Properties Operating Partnership, L.P., a wholly owned subsidiary and operating partnership of ARCP (“ARCP Operating Partnership”), Thunder Acquisition, LLC, a wholly owned subsidiary of ARCP (“Merger Sub”), ARCT IV and American Realty Capital Operating Partnership IV, L.P., a wholly owned subsidiary and operating partnership of ARCT IV (“ARCT IV Operating Partnership”), pursuant to which, among other things, ARCT IV will merge with and into Merger Sub (the “Merger”). The Original Agreement also provides that ARCT IV Operating Partnership will merge with and into ARCP Operating Partnership (the “Partnership Merger” and, together with the Merger, the “Transaction”).

We understand that ARCT IV proposes to enter into the First Amendment to the Original Agreement (the “Amendment”; the Original Agreement, as amended by the Amendment, the “Agreement”), by and among ARCP, ARCP Operating Partnership, Merger Sub, ARCT IV and ARCT IV Operating Partnership, pursuant to which, among other things, the consideration to be received in the Merger by ARCT IV stockholders for each outstanding share of common stock, $0.01 par value per share, of ARCT IV (“ARCT IV Common Stock”) will be modified (as so modified, the “Consideration”) to consist of the right to receive the following: (i) $9.00 in cash, (ii) 0.5190 shares of the common stock, par value $0.01 per share, of ARCP (“ARCP Common Stock”) and (iii) 0.5937 shares of Series F Preferred Stock, par value $0.01 per share, of ARCP (“ARCP Series F Preferred Stock”); provided that, in certain circumstances set forth in the Agreement, ARCT IV stockholders would have the right to receive, in lieu of a portion of the ARCP Common Stock that would otherwise be payable as part of the Consideration, the cash value thereof (as determined pursuant to the Agreement). The consideration for the Partnership Merger will also be adjusted pursuant to the Amendment. The terms and conditions of the Transaction, as adjusted by the Amendment, are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of ARCT IV Common Stock (other than ARCP and its affiliates) of the Consideration to be received by such holders in the Merger.

In connection with this opinion, we have, among other things:

(1)	reviewed certain publicly available business and financial information relating to ARCT IV and ARCP;
(2)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of ARCT IV furnished to or discussed with us by the external manager of ARCT IV, including certain financial forecasts relating to ARCT IV prepared by such external manager and approved for our use by ARCT IV (such forecasts, “ARCT IV Forecasts”);
(3)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of ARCP furnished to or discussed with us by the external manager of ARCP, including certain financial forecasts relating to ARCP prepared by such external manager and approved for our use by ARCP (such forecasts, “ARCP Forecasts”);
(4)	reviewed certain estimates as to the amount and timing of cost savings (collectively, the “Cost Savings”) anticipated by the external manager of ARCP to result from the Transaction and approved for our use by ARCP;

The Board of Directors
American Realty Capital Trust IV, Inc.

(5)	discussed the past and current business, operations, financial condition and prospects of ARCT IV and ARCP and certain trends and recent developments in, and prospects for, the commercial real estate market and related credit and financial markets with their external managers;
(6)	reviewed the potential pro forma financial impact of the Transaction on the future financial performance of ARCP, including the impact from the issuance of the ARCP Series F Preferred Stock and the potential effect on ARCP’s estimated funds from operations and estimated adjusted funds from operations;
(7)	reviewed the trading history for ARCP Common Stock and a comparison of such trading history with the trading histories of other companies we deemed relevant;
(8)	compared certain financial information of ARCT IV and certain financial and stock market information of ARCP with similar information of other companies we deemed relevant;
(9)	compared certain financial terms of the ARCP Series F Preferred Stock to, to the extent publicly available, financial terms of, and certain market information with respect to, the preferred stock of other companies we deemed relevant;
(10)	compared certain financial terms of the Merger to financial terms, to the extent publicly available, of other transactions we deemed relevant;
(11)	reviewed the relative financial contributions of ARCT IV and ARCP to the future financial performance of the combined company on a pro forma basis;
(12)	considered the results of our efforts on behalf of ARCT IV to solicit, at the direction of ARCT IV, indications of interest and definitive proposals from third parties with respect to a possible acquisition of ARCT IV;
(13)	reviewed the Original Agreement and a draft, dated October 6, 2013, of the Amendment (the “Draft Amendment”) and certain related documents, including a draft, dated October 6, 2013, of the form of Articles Supplementary to the Articles of Incorporation of ARCP classifying and designating the ARCP Series F Preferred Stock, to be attached as an exhibit to the Amendment (the “Draft Articles Supplementary”); and
(14)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

The Board of Directors
American Realty Capital Trust IV, Inc.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us. As you are aware, ARCT IV and ARCP are each managed by affiliated external managers and we have relied upon the assurances of each of their respective managers that it is not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to ARCT IV Forecasts and ARCP Forecasts, we have been advised by each of their respective external managers and have assumed, with the consent of ARCT IV, that the respective forecasts have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of such external managers as to the future financial performance of ARCT IV and ARCP. With respect to the Cost Savings, we have been advised by the external manager of ARCP, and have assumed, with the consent of ARCT IV, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of such external manager as to such matters. In addition, we have relied, at the direction of ARCT IV, upon the assessments of the external manager of ARCP as to the proposed capital structure of ARCP, including the impact thereon of the issuance of the ARCP Series F Preferred Stock and the ability of ARCP to make dividend and liquidation payments in respect of the ARCP Series F Preferred Stock. We also have relied, at the direction of ARCT IV, upon the assessments of the external managers as to certain trends and recent developments in, and prospects for, the commercial real estate market and related credit and financial markets and we have assumed that there will be no developments with respect to any such matters that would have an adverse effect on ARCT IV, ARCP or the Transaction (including the contemplated benefits thereof).

We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of ARCT IV, ARCP or any other entity, nor have we made any physical inspection of the properties or assets of ARCT IV, ARCP or any other entity. We also have not made an analysis of, nor do we express any opinion or view as to, the adequacy or sufficiency of allowances for credit losses with respect to leases, loans or any other matters and we have been advised by the external managers and therefore have assumed, with the consent of ARCT IV, that any such allowances for losses are, and on a pro forma basis will be, in the aggregate appropriate to cover such losses. We have not evaluated the solvency or fair value of ARCT IV, ARCP or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of ARCT IV, that the Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on ARCT IV, ARCP or the Transaction (including the contemplated benefits thereof). We also have assumed, at the direction of ARCT IV, that the final executed Amendment and the final Articles Supplementary to the Articles of Incorporation of ARCP classifying and designating the ARCP Series F Preferred Stock will not differ in any material respect from the Draft Amendment and the Draft Articles Supplementary reviewed by us. We further have assumed, at the direction of ARCT IV, that the Merger will be treated as a taxable sale by ARCT IV of all of ARCT IV’s assets to the ARCP Operating Partnership in exchange for the Consideration and the assumption of all ARCT IV’s liabilities, followed by the distribution of the Consideration to the holders of ARCT IV Common Stock in liquidation of ARCT IV pursuant to Section 331 and Section 562 of the Internal Revenue Code of 1986, as amended, and that the Partnership Merger will qualify as an asset-over form of merger under Treasury Regulations Section 1.708-1(c)(3)(i). We have been advised by ARCT IV and ARCP that each of ARCT IV and ARCP has operated in conformity with the requirements for qualification as a real estate investment trust for U.S. federal income tax purposes commencing with its taxable years ended December 31, 2012 and December 31, 2011, respectively, and have assumed, at the direction of ARCT IV, that the Transaction will not adversely affect such status or operations of ARCT IV or ARCP. In addition, we have assumed, at the direction ARCT IV, that the surviving entity in the Merger will constitute a disregarded entity for U.S. federal income tax purposes.

The Board of Directors
American Realty Capital Trust IV, Inc.

We express no view or opinion as to any terms or other aspects or implications of the Merger (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Merger, the form or structure of the Consideration (including the terms of the ARCP Series F Preferred Stock) or any limitations or proration procedures relating thereto, or any terms, aspects or implications of the Partnership Merger, any fee payable to the external manager or other amounts payable in connection with the Transaction or any other arrangements, agreements or understandings entered into in connection with or related to the Transaction or otherwise. You have advised us that, based on discussions between ARCP and certain of its stockholders, ARCP believes that it will be unable to obtain the requisite approval by its stockholders of the Transaction on the terms set forth in the Original Agreement, and that the Board of Directors of ARCT IV concurs in this view. We express no view or opinion as to the relative fairness of the Consideration as set forth in the Agreement as compared to the consideration set forth in the Original Agreement, and with your consent, we have assumed, for purposes of this opinion, that the Transaction will not be capable of being completed on the terms set forth in the Original Agreement. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be received by holders of ARCT IV Common Stock (other than ARCP and its affiliates) and no opinion or view is expressed with respect to any consideration received in connection with the Transaction by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors, managers or employees of any party to the Transaction, or class of such persons, relative to the Consideration or otherwise. Furthermore, no opinion or view is expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to ARCT IV or in which ARCT IV might engage or as to the underlying business decision of ARCT IV to proceed with or effect the Transaction. We also are not expressing any view or opinion with respect to, and have relied, with the consent of ARCT IV, upon the assessments of ARCT IV’s representatives regarding, legal, regulatory, accounting, tax and similar matters relating to ARCT IV, ARCP and the Transaction (including the contemplated benefits thereof) as to which we understand that ARCT IV obtained such advice as it deemed necessary from qualified professionals. We further are not expressing any opinion as to what the value of ARCP Common Stock or ARCP Series F Preferred Stock actually will be when issued or the prices at which ARCP Common Stock or ARCP Series F Preferred Stock will trade, to the extent a public trading market for ARCP Series F Preferred Stock will exist, or otherwise be transferrable (including the relationship between the value of ARCP Series F Preferred Stock, or the prices at which ARCP Series F Preferred Stock will trade or otherwise be transferrable, to its nominal value), at any time, including following announcement or consummation of the Merger. In addition, we express no opinion or recommendation as to how any stockholder should vote or act in connection with the Transaction or any related matter.

We have acted as financial advisor to ARCT IV in connection with the Merger and will receive a fee for our services, a portion of which was paid in connection with the delivery of our opinion as to the fairness, from a financial point of view, to the holders of ARCT IV Common Stock (other than ARCP and its affiliates) of the consideration that would have been paid pursuant to the Original Agreement, a portion of which is payable upon the delivery of this opinion and a significant portion of which is contingent upon consummation of the Transaction. In addition, ARCT IV has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

The Board of Directors
American Realty Capital Trust IV, Inc.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of ARCT IV, ARCP and certain of their respective affiliates.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to ARCT IV and have received or in the future may receive compensation for the rendering of these services, including having acted or acting as an arranger and documentation agent for, and lender under, certain credit facilities of ARCT IV and certain of its affiliates.

In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to ARCP and its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted as a financial advisor to ARCP in connection with its acquisition of American Realty Capital Trust III, Inc., (ii) acting as a placement agent under an equity distribution agreement with ARCP and one of its affiliates in connection with ARCP’s previously announced $60 million “at-the-market” offering program and (iii) having acted or acting as syndication agent for, and lender under, certain credit facilities of ARCP and certain of its affiliates.

In addition, we acted as a financial advisor to a third party in connection with such third party’s recent sale of assets to ARCP and ARCT IV, respectively.

It is understood that this letter is for the benefit and use of the Board of Directors of ARCT IV (in its capacity as such) in connection with and for purposes of its evaluation of the Merger.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on ARCT IV, ARCP or the Transaction. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by our Americas Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration to be received in the Merger by holders of ARCT IV Common Stock (other than ARCP and its affiliates) is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Merrill Lynch, Pierce, Fenner & Smith Incorporated

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

ANNEX D

First Amendment To Agreement and Plan of Merger

This First Amendment to Agreement and Plan of Merger (this “Amendment”), dated as of October 6, 2013 is entered into by and among American Realty Capital Properties, Inc., a Maryland corporation (“Parent”), ARC Properties Operating Partnership, L.P., a Delaware limited partnership and the operating partnership of Parent (the “Parent Operating Partnership”), Thunder Acquisition, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of the Parent Operating Partnership (“Merger Sub”), American Realty Capital Trust IV, Inc., a Maryland corporation (the “Company”), and American Realty Capital Operating Partnership IV, L.P., a Delaware limited partnership and the operating partnership of the Company (the “Company Operating Partnership”) (each, a “Party”, and collectively, the “Parties”). Capitalized terms used herein and not otherwise defined shall have the same meanings as set forth in the Agreement and Plan of Merger, dated as of July 1, 2013, by and among the Parties (the “Agreement”).

WHEREAS, Section 8.4 of the Agreement provides that amendments may be made to the Agreement by execution of an instrument in writing signed by each of the Parties; and

WHEREAS, prior to entry into this Amendment all of the membership interests in Merger Sub were assigned from Parent to the Parent Operating Partnership; and

WHEREAS, the Parties wish to amend the Agreement in order to change the consideration payable in connection with the Mergers and make other related changes as set forth herein.

NOW, THEREFORE, in consideration of the premises and the mutual covenants, agreements and provisions herein contained, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

1. Amendments to Agreement.

(a) The third recital of the Agreement is deleted in its entirety and replaced with the following:

“WHEREAS, the parties hereto wish to effect a business combination transaction in which (i) the Company will be merged with and into Merger Sub, with Merger Sub being the surviving entity (the “Merger”), and each outstanding share of common stock, $0.01 par value per share (the “Company Common Stock”), of the Company will be converted into the right to receive the Merger Consideration, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the MGCL and the DLLCA, and (ii) the Company Operating Partnership will be merged with and into the Parent Operating Partnership, with the Parent Operating Partnership being the surviving entity (the “Partnership Merger” and together with the Merger, the “Mergers”), and each outstanding Company Partnership Unit (other than Company Partnership Units held by Merger Sub following the Merger) will be converted into the right to receive the Partnership Merger Consideration, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DRULPA;”

(b) The seventh recital of the Agreement is deleted in its entirety and replaced with the following:

“WHEREAS, the Parent Board has approved (i) the issuance of shares of Parent Common Stock, and (ii) the classification, designation and issuance of shares of 6.70% Series F Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Series F Preferred Stock”), the terms of which are set forth in the form of Articles Supplementary to the Articles of Incorporation of Parent attached hereto as Exhibit A classifying and designating the Series F Preferred Stock (the “Series F Articles Supplementary”), to be filed by Parent with the State Department of Assessments and Taxation of Maryland (the “SDAT”) prior to the Closing, in each case, in connection with the Merger;”

(c) The eighth recital of the Agreement is deleted in its entirety and replaced with the following:

“WHEREAS, the Parent Operating Partnership, in its capacity as the sole member of Merger Sub, has taken all actions required for the execution of this Agreement by Merger Sub and to adopt and approve this Agreement and to approve the consummation by Merger Sub of the Merger and the other transactions contemplated by this Agreement; and”

(d) The ninth and tenth recitals of the Agreement are deleted in their entirety.

(e) Section 1.1(a) and Section 1.1(b) of the Agreement are amended by deleting the following terms:

““Exchange Ratio” shall mean:

(a) if the Parent Market Price is equal to or greater than $14.94, then 2.05; and

(b) if the Parent Market Price is less than $14.94, then the quotient (rounded to the nearest one-hundredth) obtained by dividing $30.62 by the Parent Market Price.

“Parent Market Price” shall mean the volume weighted average closing sale price of a share of the Parent Common Stock over the five (5) consecutive trading days ending the trading day immediately prior to the Closing Date on the NASDAQ, as reported in The Wall Street Journal.

“Parent Stockholder Meeting” shall mean the meeting of the holders of shares of Parent Common Stock for the purpose of seeking the Parent Stockholder Approval, including any postponement or adjournment thereof.

Alternative Stock Consideration	Section 1.1(a)
Cash Conversion Number	Section 3.2(a)
Cash Election	Section 3.1(a)(ii)(1)
Cash Election Number	Section 3.2(b)(i)
Cash Election Shares	Section 3.1(a)(ii)(1)
Citi	Section 5.19
Company Tax Representation Letter	Section 6.1(b)
Election	Section 3.3(a)
Election Deadline	Section 3.3(d)
Exchange Agent Agreement	Section 3.3(d)
Form of Election	Section 3.3(b)
Holder	Section 3.3
Joint Proxy Statement	Section 4.5(b)
Non-Electing Shares	Section 3.1(a)(ii)(3)
Parent Stockholder Approval	Section 5.20
Parent Stockholder Meeting	Section 1.1(a)
Parent Tax Representation Letter	Section 6.2(b)
Section 6.2 Board Consent	Section 6.2(c)
Stock Election	Section 3.1(a)(ii)(2)
Stock Election Shares	Section 3.1(a)(ii)(2)
Termination Payee	Section 8.3(d)
Termination Payor	Section 8.3(d)”

(f) Section 1.1(a) and Section 1.1(b) of the Agreement are amended by adding the following terms:

““Common Exchange Ratio” shall mean 0.5190.

“Parent Preferred Unit” shall mean a Parent Partnership Unit designated by the Parent Operating Partnership as a Series F Preferred Unit under the Parent Partnership Agreement.

“Preferred Exchange Ratio” shall mean 0.5937.

Common Exchange Ratio	Section 1.1(a)
Common Stock Consideration	Section 3.1(a)(ii)(2)
Parent Preferred Unit	Section 1.1(a)
PIPE Form 8-K	Section 5.3(a)
Preferred Exchange Ratio	Section 1.1(a)
Proxy Statement	Section 4.5(b)
Series D Preferred Stock	Section 5.3(a)
Series E Preferred Stock	Section 5.3(a)
Series F Articles Supplementary	Recitals
Series F Preferred Stock	Recitals”

(g) The following terms in Section 1.1(a) and Section 1.1(b) of the Agreement are deleted in their entirety and replaced with the following:

““Expenses” shall mean all expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, and filing of the Form S-4, the preparation, printing, filing and mailing of the Proxy Statement and all SEC and other regulatory filing fees incurred in connection with the Form S-4 and the Proxy Statement, the solicitation of stockholder approvals, engaging the services of the Exchange Agent, obtaining third party consents, any other filings with the SEC and all other matters related to the closing of the Mergers and the other transactions contemplated by this Agreement.

“Per Share Cash Amount” shall mean $9.00.

“Termination Fee” shall mean $10,000,000.00.

Exchange Agent	Section 3.2
Exchange Fund	Section 3.2
SDAT	Recitals
Stock Consideration	Section 3.1(a)(ii)(3)”

(h) Section 2.1(a) of the Agreement is deleted in its entirety and replaced with the following:

“Upon the terms and subject to the conditions of this Agreement, and in accordance with the MGCL and the DLLCA, at the Effective Time, the Company shall be merged with and into Merger Sub, whereupon the separate existence of the Company shall cease, and Merger Sub shall continue under the name “Thunder Acquisition, LLC” as the surviving entity in the Merger (the “Surviving Entity”) and shall be governed by the laws of the State of Delaware. The Merger shall have the effects specified in the MGCL, the DLLCA and this Agreement. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, the Surviving Entity shall possess all properties, rights, privileges, powers and franchises of the Company and Merger Sub, and all of the claims, obligations, liabilities, debts and duties of the Company and Merger Sub shall become the claims, obligations, liabilities, debts and duties of the Surviving Entity. In connection with the Merger, the Parent Operating Partnership shall issue a number of Parent OP Units and Parent Preferred Units equal to the number of shares of Parent Common Stock and Series F Preferred Stock, respectively, paid in connection with the Merger and the foregoing shall be effected pursuant to a contribution agreement between Parent and the Parent Operating Partnership in a form that is reasonably satisfactory to the parties hereto.”

(i) Section 2.3(a) of the Agreement is deleted in its entirety and replaced with the following:

“Prior to the Closing, Parent shall prepare and, on the Closing Date, the Company, Parent and Merger Sub shall (i) cause articles of merger with respect to the Merger (the “Articles of Merger”) and the Series F Articles Supplementary to be duly executed and filed with the SDAT as provided under the MGCL, (ii) cause a certificate of merger with respect to the Merger (the “Certificate of Merger”) to be duly executed and filed with the Delaware Secretary as provided under the DLLCA and (iii) make any other filings, recordings or publications required to be made by the Company or Merger Sub under the MGCL or DLLCA in connection with the Merger. The Merger shall become effective at the later of the time the Articles of Merger are accepted for record by the SDAT and the Certificate of Merger shall have been duly filed with the Delaware Secretary on the Closing Date or on such other date and time (not to exceed thirty (30) days from the date the Articles of Merger are accepted for record by the SDAT and the Certificate of Merger is duly filed with the Delaware Secretary) as shall be agreed to by the Company and Parent and specified in the Articles of Merger and Certificate of Merger (the date and time the Merger becomes effective being the “Effective Time”) it being understood and agreed that the parties shall cause the Effective Time to occur on the Closing Date and prior to the Partnership Merger Effective Time.”

(j) Section 2.5 of the Agreement is deleted in its entirety and replaced with the following:

“It is intended that, for U.S. federal, and applicable state, income tax purposes, the Merger will be treated as a taxable sale by the Company of all the Company’s assets to the Parent Operating Partnership in exchange for the Merger Consideration and the assumption of all the Company’s liabilities, followed by the distribution of such Merger Consideration to the stockholders of the Company in liquidation of the Company pursuant to Section 331 and Section 562 of the Code, and that this Agreement be, and is hereby adopted as, a “plan of liquidation” of the Company for U.S. federal income tax purposes. It is further intended for U.S. federal, and applicable state, income tax purposes that the Partnership Merger shall qualify as and constitute an “asset-over” form of merger under Treasury Regulations Section 1.708-1(c)(3)(i) with the Surviving Partnership as the continuation of the Parent Operating Partnership and the termination of the Company Operating Partnership.”

(k) Article III of the Agreement is deleted in its entirety and replaced with the following:

“Section 3.1 Effect of the Mergers.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, the Parent Operating Partnership, Merger Sub or the holder of any securities of the Company, Parent or Merger Sub:

(i) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is held by any wholly owned Company Subsidiary, by Parent or any Parent Subsidiary shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and no payment shall be made with respect thereto.

(ii) Subject to Section 3.1(e), each share of Company Common Stock (including each share of Company Restricted Stock) issued and outstanding immediately prior to the Effective Time (other than shares cancelled pursuant to Section 3.1(a)(a)(i)) shall be cancelled and converted into the right to receive the following consideration (collectively, the “Merger Consideration”), in each case without interest:

(1) an amount of cash from the Parent Operating Partnership equal to the Per Share Cash Amount (the “Cash Consideration”);

(2) a number of shares of validly issued, fully paid and non-assessable shares of common stock, par value $0.01 per share, of Parent (the “Parent Common Stock”) equal to the Common Exchange Ratio (the “Common Stock Consideration”); and

(3) a number of shares of validly issued, fully paid and non-assessable shares of Series F Preferred Stock equal to the Preferred Exchange Ratio (together with the Common Stock Consideration, the “Stock Consideration”).

(b) At the Partnership Merger Effective Time, by virtue of the Partnership Merger and without any action on the part of the holders of Company Partnership Units or Parent Partnership Units, each Company OP Unit (including each Converted Company Unit) and each Company GP Unit (in each case, other than any Company Partnership Unit held by Merger Sub following the Merger) issued and outstanding immediately prior to the Partnership Merger Effective Time shall automatically be converted into (i) a number of validly issued Parent OP Units equal to the Common Exchange Ratio, and (ii) a number of validly issued Parent Preferred Units equal to the Preferred Exchange Ratio (collectively, the “Partnership Merger Consideration”). At the Partnership Merger Effective Time, by virtue of the Partnership Merger and without any action on the part of the holders of Company Class B Units, each issued and outstanding Company Class B Unit that was not converted into Company OP Units immediately prior to the Partnership Merger Effective Time shall automatically be converted into 2.3591 Parent Class B Units. The general partnership interest of the Parent Operating Partnership shall remain outstanding and constitute the only general partnership interest in the Surviving Partnership, and the Parent OP Units issued and outstanding immediately prior to the Partnership Merger Effective Time shall remain outstanding. At the Partnership Merger Effective Time, Company Partnership Units held by Merger Sub following the Merger shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and no payment shall be made with respect thereto.

(c) All shares of Company Common Stock (including all shares of Company Restricted Stock), when so converted pursuant to 1(a)(a)(ii), shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate (a “Certificate”) or book-entry share registered in the transfer books of the Company (a “Book-Entry Share”) that immediately prior to the Effective Time represented shares of Company Common Stock shall cease to have any rights with respect to such Company Common Stock other than the right to receive the Merger Consideration in accordance with Section 3.3, including the right, if any, to receive, pursuant to Section 3.12, cash in lieu of fractional shares of Parent Common Stock and Series F Preferred Stock into which such shares of Company Common Stock have been converted pursuant to 1(a)(a)(ii), together with the amounts, if any, payable pursuant to Section 3.5.

(d) All membership interests of Merger Sub (the “Merger Sub Interests”), issued and outstanding immediately prior to the Effective Time shall remain as the only membership interests of the Surviving Entity.

(e) Without limiting the other provisions of this Agreement and subject to Section 6.1(c)(ii) and Section 6.1(c)(iii), if at any time during the period between the date of this Agreement and the Effective Time, the Company or the Company Operating Partnership should split, combine or otherwise reclassify the Company Common Stock, the Company GP Units or Company OP Units, or make a dividend or other distribution in shares of Company Common Stock, Company GP Units or Company OP Units (including any dividend or other distribution of securities convertible into Company Common Stock, Company GP Units or Company OP Units), or engage in a reclassification, reorganization, recapitalization or exchange or other like change, then (without limiting any other rights of the Parent Parties hereunder), the Merger Consideration or Partnership Merger Consideration, as applicable, shall be ratably adjusted to reflect fully the effect of any such change. Without limiting the other provisions of this Agreement and subject to Section 6.1(c)(ii) and Section 6.1(c)(iii), if at any time during the period between the date of this Agreement and the Effective Time, Parent or the Parent Operating Partnership should split, combine or otherwise reclassify the Parent Common Stock, Series F Preferred Stock, Parent Preferred Units or Parent OP Units, or make a distribution in shares of Parent Common Stock, Series F Preferred Stock, Parent Preferred Units or Parent OP Units (including any dividend or other distribution of securities convertible into Parent Common Stock, Series F Preferred Stock, Parent Preferred Units or Parent OP Units), or engage in a reclassification, reorganization, recapitalization or exchange or other like change, then the Merger Consideration or Partnership Merger Consideration, as applicable, shall be ratably adjusted to reflect any such change.

Section 3.2 Deposit of Merger Consideration.  Promptly after the Effective Time, the Parent Operating Partnership shall deposit, or shall cause to be deposited, with the person authorized to act as exchange agent under this Agreement, which person shall be a bank or trust company selected by Parent and reasonably acceptable to the Company (the “Exchange Agent”), for the benefit of the holders of shares of Company Common Stock, at the Effective Time, for exchange in accordance with this Article III, (i) evidence of Parent Common Stock and Series F Preferred Stock in book-entry form issuable pursuant to Section 3.1(a) equal to the aggregate Stock Consideration, and (ii) immediately available funds equal to the aggregate Cash Consideration (together with, to the extent then determinable, any cash payable in lieu of fractional shares pursuant to Section 3.12) (collectively, the “Exchange Fund”) and the Parent Operating Partnership shall instruct the Exchange Agent to timely pay the Cash Consideration and cash in lieu of fractional shares, in accordance with this Agreement. The cash portion of the Exchange Fund shall be invested by the Exchange Agent as directed by the Parent Operating Partnership or the Surviving Entity. Interest and other income on the Exchange Fund shall be the sole and exclusive property of the Parent Operating Partnership and the Surviving Entity and shall be paid to the Parent Operating Partnership or the Surviving Entity, as the Parent Operating Partnership directs. No investment of the Exchange Fund shall relieve the Parent Operating Partnership, the Surviving Entity or the Exchange Agent from making the payments required by this Article III, and following any losses from any such investment, the Parent Operating Partnership shall promptly provide additional funds to the Exchange Agent to the extent necessary to satisfy the Parent Operating Partnership’s obligations hereunder for the benefit of the holders of shares of Company Common Stock at the Effective Time, which additional funds will be deemed to be part of the Exchange Fund.

Section 3.3 Delivery of Merger Consideration.  As soon as reasonably practicable after the Effective Time and in any event not later than the fifth (5th) Business Day following the Effective Time, the Exchange Agent shall mail to each holder of record of a Certificate or Book-Entry Share immediately prior to the Effective Time a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares shall pass, only upon delivery of the Certificates or Book-Entry Shares to the Exchange Agent) and instructions for use in effecting the surrender of the

Certificates or Book-Entry Shares in exchange for the Merger Consideration. Upon proper surrender of a Certificate or Book-Entry Share for exchange and cancellation to the Exchange Agent, together with a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the Merger Consideration (which, to the extent Stock Consideration, shall be in non-certificated book-entry form) in respect of the shares of Company Common Stock formerly represented by such Certificate or Book-Entry Share and such Certificate or Book-Entry Share so surrendered shall forthwith be cancelled. No interest will be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Merger Consideration payable upon the surrender of the Certificates or Book-Entry Shares.

Section 3.4 Share Transfer Books.  At the Effective Time, the share transfer books of the Company shall be closed, and thereafter there shall be no further registration of transfers of shares of Company Common Stock. From and after the Effective Time, Persons who held shares of Company Common Stock immediately prior to the Effective Time shall cease to have rights with respect to such shares, except as otherwise provided for herein. On or after the Effective Time, any Certificates presented to the Exchange Agent or the Surviving Entity for any reason shall be cancelled and exchanged for the Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby.

Section 3.5 Dividends with Respect to Parent Common Stock and Series F Preferred Stock.  No dividends or other distributions with respect to Parent Common Stock or Series F Preferred Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock or Series F Preferred Stock issuable hereunder, and all such dividends and other distributions shall be paid by Parent to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate (or affidavit of loss in lieu thereof) in accordance with this Agreement. Subject to applicable Laws, following surrender of any such Certificate (or affidavit of loss in lieu thereof) there shall be paid to the holder thereof, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Parent Common Stock or Series F Preferred Stock to which such holder is entitled pursuant to this Agreement and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of Parent Common Stock or Series F Preferred Stock.

Section 3.6 Termination of Exchange Fund.  Any portion of the Exchange Fund (including any interest and other income received with respect thereto) which remains undistributed to the former holders of shares of Company Common Stock on the first (1st) anniversary of the Effective Time shall be delivered to Parent, upon demand, and any former holders of shares of Company Common Stock who have not theretofore received any Merger Consideration (including any cash in lieu of fractional shares and any applicable dividends or other distributions with respect to Parent Common Stock and Series F Preferred Stock) to which they are entitled under this Article III shall thereafter look only to Parent and the Surviving Entity for payment of their claims with respect thereto.

Section 3.7 No Liability.  None of Parent, Merger Sub, the Company, the Parent Operating Partnership, the Company Operating Partnership, the Surviving Entity, the Surviving Partnership or the Exchange Agent, or any employee, officer, director, agent or Affiliate of any of them, shall be liable to any holder of shares of Company Common Stock in respect of any cash that would have otherwise been payable in respect of any Certificate or Book-Entry Share from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by holders of any such shares immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Entity, free and clear of any claims or interest of any such holders or their successors, assigns or personal representatives previously entitled thereto.

Section 3.8 Equity Awards.

(a) Company Restricted Stock.  Immediately prior to the Effective Time, any then-outstanding shares of Company Restricted Stock shall become fully vested and the Company shall be entitled to deduct and withhold such number of shares of Company Common Stock otherwise deliverable upon such acceleration to satisfy any applicable income and employment withholding Taxes (assuming a fair market value of a share of Company Common Stock equal to the closing price of the Company Common Stock on the last completed trading day immediately prior to the Closing). All shares of Company Common Stock then-outstanding as a result of the full vesting of the shares of Company Restricted Stock and the satisfaction of any applicable income and employment withholding Taxes shall have the right to receive the Merger Consideration in accordance with the terms and conditions of this Agreement.

(b) Notwithstanding anything to the contrary contained herein, prior to the Effective Time, the Company shall take all actions necessary to effectuate the provisions of this Section 3.8.

Section 3.9 Withholding Rights.  Each and any Parent Party, Company Party, the Surviving Entity, the Surviving Partnership or the Exchange Agent, as applicable, shall be entitled to deduct and withhold from the Merger Consideration, the Partnership Merger Consideration and/or, otherwise, any other amounts or property otherwise payable or distributable to any Person pursuant to this Agreement such amounts or property (or portions thereof) as such Parent Party, Company Party, the Surviving Entity, the Surviving Partnership or the Exchange Agent is required to deduct and withhold with respect to the making of such payment or distribution under the Code, and the rules and regulations promulgated thereunder, or any provision of applicable Tax Law. To the extent that amounts are so deducted or withheld and paid over to the appropriate Governmental Authority by a Parent Party, a Company Party, the Surviving Entity, the Surviving Partnership or the Exchange Agent, as applicable, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by the Parent Party, the Company Party, the Surviving Entity, the Surviving Partnership or the Exchange Agent, as applicable.

Section 3.10 Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Entity, the posting by such Person of a bond in such reasonable and customary amount as the Surviving Entity may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof is entitled pursuant to this Article III.

Section 3.11 Dissenters’ Rights.  No dissenters’ or appraisal rights shall be available with respect to the Mergers or the other transactions contemplated by this Agreement.

Section 3.12 Fractional Shares.  No certificate or scrip representing fractional shares of Parent Common Stock or Series F Preferred Stock shall be issued upon the surrender for exchange of Certificates or with respect to Book-Entry Shares, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock or Series F Preferred Stock shall receive (aggregating for this purpose all the shares of Parent Common Stock and Series F Preferred Stock such holder is entitled to receive hereunder), in lieu thereof, cash, without interest, in an amount equal to (a) in the case of Parent Common Stock, the product of (i) such fractional part of a share of Parent Common Stock, multiplied by (ii) the per share closing price of Parent Common Stock on the Closing Date on the NASDAQ, as reported in The Wall Street Journal, and (b) in the case of Series F Preferred Stock, the product of (i) such fractional part of a share of Series F Preferred Stock, multiplied by (ii) $25.00.”

(l) Section 4.4(a) of the Agreement is deleted in its entirety and replaced with the following:

“Each of the Company and the Company Operating Partnership has the requisite corporate or limited partnership power and authority, as applicable, to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Company Stockholder Approval, to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by each of the Company and the Company Operating Partnership and the consummation by the Company and the Company Operating Partnership of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate and limited partnership action, and no other corporate or limited partnership proceedings on the part of the Company or the Company Operating Partnership, as applicable, are necessary to authorize this Agreement or the Mergers or to consummate the transactions contemplated hereby, subject, (i) with respect to the Merger, to receipt of the Company Stockholder Approval, the filing of the Articles of Merger with and acceptance for record of the Articles of Merger by the SDAT and the due filing of the Certificate of Merger with the Delaware Secretary, and (ii) with respect to the Partnership Merger, the due filing of the Partnership Certificate of Merger with the Delaware Secretary. The Company’s board of directors (the “Company Board”), at a duly held meeting, has, by unanimous vote of all of the Company Board members voting, (i) duly and validly authorized the execution and delivery of this Agreement and declared advisable the Merger, the Partnership Merger and the other transactions contemplated hereby, (ii) directed that the Merger and, to the extent stockholder approval is required, the other transactions contemplated hereby be submitted for consideration at the Company Stockholder Meeting, and (iii) resolved to recommend that the stockholders of the Company vote in favor of the approval of the Merger and, to the extent stockholder approval is required, the other transactions contemplated hereby (the “Company Recommendation”) and to include such recommendation in the Proxy Statement, subject to Section 6.5.”

(m) Section 4.5(b) of the Agreement is deleted in its entirety and replaced with the following:

“The execution and delivery of this Agreement by each of the Company and the Company Operating Partnership does not, and the performance of this Agreement by each of the Company and the Company Operating Partnership will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) the filing with the SEC of (A) a proxy statement in preliminary and definitive form relating to the Company Stockholder Meeting (together with any amendments or supplements thereto, the “Proxy Statement”) and of a registration statement on Form S-4 pursuant to which the offer and sale of shares of Parent Common Stock and Series F Preferred Stock in the Merger will be registered pursuant to the Securities Act (together with any amendments or supplements thereto, the “Form S-4”), and declaration of effectiveness of the Form S-4, and (B) such reports under, and other compliance with, the Exchange Act (and the rules and regulations promulgated thereunder) and the Securities Act (and the rules and regulations promulgated thereunder) as may be required in connection with this Agreement and the transactions contemplated hereby, (ii) the filing of the Articles of Merger with and the acceptance for record of the Articles of Merger by the SDAT pursuant to the MGCL, (iii) the due filing of the Certificate of Merger with the Delaware Secretary, (iv) the due filing of the Partnership Certificate of Merger with the Delaware Secretary, (v) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws, (vi) such filings as may be required in connection with state and local transfer Taxes, and (vii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.”

(n) Section 4.8 of the Agreement is deleted in its entirety and replaced with the following:

“(a) None of the information supplied or to be supplied in writing by or on behalf of the Company or any Company Subsidiary for inclusion or incorporation by reference in (i) the Form S-4 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Proxy Statement will, at the date it is first mailed to the stockholders of the Company, at the time of the Company Stockholder Meeting, at the time the Form S-4 is declared effective by the SEC or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. All documents that the Company is responsible for filing with the SEC in connection with the transactions contemplated herein, to the extent relating to the Company or any Company Subsidiary or other information supplied by or on behalf of the Company or any Company Subsidiary for inclusion therein, will comply as to form, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable, and the rules and regulations of the SEC thereunder and each such document required to be filed with any Governmental Authority (other than the SEC) will comply in all material respects with the provisions of any applicable Law as to the information required to be contained therein.

(b) The representations and warranties contained in this Section 4.8 will not apply to statements or omissions included in the Form S-4 or the Proxy Statement to the extent based upon information supplied to the Company by or on behalf of Parent or Merger Sub.”

(o) Section 4.17(o) of the Agreement is deleted in its entirety and replaced with the following:

“[Intentionally Omitted]”

(p) Section 5.2 of the Agreement is deleted in its entirety and replaced with the following:

“Parent has made available to the Company complete and correct copies of (a) Parent’s charter (including the Series F Articles Supplementary in the form attached hereto as Exhibit A, the “Parent Charter”), and bylaws, as amended to date (the “Parent Bylaws”), (b) the organizational documents of each Parent Subsidiary, each as in effect on the date hereof, including Merger Sub’s certificate of formation and limited liability company agreement and the certificate of limited partnership of the Parent Operating Partnership and the Parent Partnership Agreement, and (c) any and all Parent Tax Protection Agreements.”

(q) Section 5.3(a) of the Agreement is deleted in its entirety and replaced with the following:

“As of July 1, 2013, the authorized capital stock of Parent consisted of 750,000,000 shares of Parent Common Stock, 545,454 shares of Series A Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), 283,018 shares of Series B Convertible Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock”), and 28,398,213 shares of Series C Convertible Preferred Stock, par value $0.01 per share (the “Series C Preferred Stock” and, together with the Series A Preferred Stock, the Series B Preferred Stock, the Series D Preferred Stock and the Series E Preferred Stock and the Series F Preferred Stock, the “Parent Preferred Stock”). The parties acknowledge that (i) on September 15, 2013, Parent entered into a convertible preferred stock purchase agreement with unaffiliated third parties pursuant to which Parent agreed to sell to shares of Series D Cumulative Convertible Preferred Stock (the “Series D Preferred Stock”), and (ii) pursuant to the Articles Supplementary to create the Series D Preferred Stock which will be filed with the SDAT prior to the closing of the offering, after August 31, 2014, the holders of the Series D Preferred Stock may elect to require Parent to redeem or convert the Series D Preferred Stock, and upon any such election, Parent may, at its option, convert the Series D Preferred Shares into shares of Parent Common Stock or shares of Series E Cumulative Convertible Preferred Stock (the “Series E Preferred Stock”) or redeem for cash, in each case as more fully described in the Current Report on Form 8-K filed by Parent with the SEC on September 16, 2013 (the “PIPE Form 8-K”). On October 6, 2013, the Parent Board approved the classification, designation and issuance of the Series F Preferred Stock to be issued as part of the Merger Consideration. As of the date hereof, no shares of Series F Preferred Stock are issued and outstanding. The Parent Common Stock and the Parent Preferred Stock are referred to herein as the “Parent Stock.” At the close of business on June 28, 2013 (i) 184,550,886 shares of Parent Common Stock were issued and outstanding, (ii) 545,454 shares of Series A Preferred Stock were issued and outstanding, (iii) 283,018 shares of Series B Preferred Stock were issued and outstanding, (iv) 28,398,213 shares of Series C Preferred Stock were issued and outstanding, (v) 22,381,923 shares of Parent Common Stock were reserved for issuance under Parent’s Equity Plan and Parent’s Non-Executive Director Stock Plan (together, the “Parent Stock Plans”), and (vi) 9,051,661 Parent OP Units were issued and outstanding. All issued and outstanding shares of the capital stock of Parent are duly authorized, validly issued, fully paid and non-assessable, and all shares of Parent Common Stock and Series F Preferred Stock to be issued as the Merger Consideration, when so issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable. All Parent OP Units and Parent Preferred Units to be issued as the Partnership Merger Consideration, when so issued in accordance with the terms of this Agreement, will be duly authorized and validly issued. No class of capital stock is entitled to preemptive rights. Except as disclosed in Section 5.3(a) of the Parent Disclosure Letter, there are no outstanding bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of shares of Parent Common Stock may vote.”

(r) Section 5.3(b) of the Agreement is deleted in its entirety and replaced with the following:

“All of the Merger Sub Interests are owned by the Parent Operating Partnership. All of the Merger Sub Interests are duly authorized and validly issued, and are not entitled to preemptive rights. There are no outstanding bonds, debentures, notes or other indebtedness of Merger Sub having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of Merger Sub Interests may vote.”

(s) Section 5.3(d) of the Agreement is deleted in its entirety and replaced with the following:

“Except as set forth in this Section 5.3, with respect to the Parent Stock Plans, under this Agreement or as described in the PIPE Form 8-K, as of the date of this Agreement, there are no securities, options, warrants, calls, rights, commitments, agreements, rights of first refusal, arrangements or undertakings of any kind to which Parent, Merger Sub or any other Parent Subsidiary is a party or by which any of them is bound, obligating Parent, Merger Sub or any other Parent Subsidiary to issue, deliver or sell or create, or cause to be issued, delivered or sold or created, additional shares of Parent Stock or Merger Sub Interests or other equity securities, rights, options, stock or unit appreciation rights, phantom stock or units, dividend equivalents or similar rights or other contractual rights the value of which is determined in whole or in part by the value of any equity security of Parent, Merger Sub or any of the other Parent Subsidiaries or obligating Parent, Merger Sub or any other Parent Subsidiary to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, right of first refusal, arrangement or undertaking. As of the date of this Agreement, there are no outstanding contractual obligations of Parent, Merger Sub or any other Parent Subsidiary to repurchase, redeem or otherwise acquire any shares of Parent Stock, or other equity securities or interests of Parent, Merger Sub or any other Parent Subsidiary (other than in satisfaction of withholding Tax obligations pursuant to certain awards outstanding under the Parent Stock Plans). Neither Parent, Merger Sub nor any other Parent Subsidiary is a party to or bound by any agreements or understandings concerning the voting (including voting trusts and proxies) of any Merger Sub Interests or capital stock of Parent, or equity interests in any of the other Parent Subsidiaries.”

(t) Section 5.4(a) of the Agreement is deleted in its entirety and replaced with the following:

“Each of Parent, Merger Sub and the Parent Operating Partnership has the requisite corporate, limited liability company or limited partnership power and authority, as applicable, to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by each of Parent, Merger Sub and the Parent Operating Partnership and the consummation by each of Parent, Merger Sub and the Parent Operating Partnership of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate, limited liability company and limited partnership action, and no other corporate, limited liability company or limited partnership proceedings on the part of Parent, Merger Sub or the Parent Operating Partnership, as applicable, are necessary to authorize this Agreement or the Mergers or to consummate the transactions contemplated hereby, subject, (i) with respect to the Merger, the filing of the Articles of Merger with and acceptance for record of the Articles of Merger by the SDAT and the due filing of the Certificate of Merger with the Delaware Secretary, (ii) with respect to the Partnership Merger, the due filing of the Partnership Certificate of Merger with the Delaware Secretary, and (iii) with respect to the issuance of the Series F Preferred Stock, the filing of the Series F Articles Supplementary with and acceptance for record of the Series F Articles Supplementary by the SDAT. Parent’s board of directors (the “Parent Board”), at a duly held meeting, has, by unanimous vote of all of the Parent Board members voting, duly and validly authorized the execution and delivery of this Agreement and declared advisable the Mergers and the other transactions contemplated hereby, including the classification and issuance of shares of the Series F Preferred Stock.”

(u) Section 5.5 of the Agreement is deleted in its entirety and replaced with the following:

“(a) The execution and delivery of this Agreement by each of Parent, Merger Sub and the Parent Operating Partnership does not, and the performance of this Agreement and the consummation of the Mergers and the other transactions contemplated hereby by each of Parent, Merger Sub and the Parent Operating Partnership will not, (i) conflict with or violate any provision of (A) the Parent Charter or the Parent Bylaws, Merger Sub’s certificate of formation or limited liability company agreement, the certificate of limited partnership of the Parent Operating Partnership or the Parent Partnership Agreement or (B) any equivalent organizational or governing documents of any other Parent Subsidiary, (ii) assuming that all consents, approvals, authorizations and permits described in Section 5.5(b) have been obtained, all filings and notifications described in Section 5.5(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent, Merger Sub, the Parent Operating Partnership or any other Parent Subsidiary or by which any property or asset of Parent, Merger Sub, the Parent Operating Partnership or any other Parent Subsidiary is bound, or (iii) require any consent or approval under, result in any breach of or any loss of any benefit or material increase in any cost or obligation of Parent, the Parent Operating Partnership or any other Parent Subsidiary under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, acceleration, cancellation or payment (including disposition or similar fees) (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of Parent, Merger Sub, the Parent Operating Partnership or any other Parent Subsidiary pursuant to, any note, bond, debt instrument, indenture, contract, agreement, ground lease, license, permit or other legally binding obligation to which Parent, Merger Sub, the Parent Operating Partnership or any other Parent Subsidiary is a party, except, as to clauses (i)(B), (ii) and (iii), respectively, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) The execution and delivery of this Agreement by each of Parent, Merger Sub and the Parent Operating Partnership does not, and the performance of this Agreement by each of Parent, Merger Sub and the Parent Operating Partnership will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) the filing with the SEC of (A) the Proxy Statement and the Form S-4 and the declaration of effectiveness of the Form S-4, and (B) such reports under, and other compliance with, the Exchange Act (and the rules and regulations promulgated thereunder) and the Securities Act (and the rules and regulations promulgated thereunder) as may be required in connection with this Agreement and the transactions contemplated hereby, (ii) as may be required under the rules and regulations of the NASDAQ, (iii) the filing of the Articles of Merger and Series F Articles Supplementary with and the acceptance for record of the Articles of Merger and Series F Articles Supplementary by the SDAT pursuant to the MGCL, (iv) the due filing of the Certificate of Merger with the Delaware Secretary, (v) the due filing of the Partnership Certificate of Merger with the Delaware Secretary, (vi) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws, (vii) such filings as may be required in connection with state and local transfer Taxes, and (viii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.”

(v) Section 5.8 of the Agreement is deleted in its entirety and replaced with the following:

“(a) None of the information supplied or to be supplied in writing by or on behalf of Parent, Merger Sub or any other Parent Subsidiary for inclusion or incorporation by reference in (i) the Form S-4 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Proxy Statement will, at the date it is first mailed to the stockholders of the Company, at the time of the Company Stockholder Meeting, at the time the Form S-4 is declared effective by the SEC or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. All documents that Parent is responsible for filing with the SEC in connection with the transactions contemplated herein, to the extent relating to Parent or any Parent Subsidiary or other information supplied by or on behalf of Parent or any Parent Subsidiary for inclusion therein, will comply as to form, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable and the rules and regulations of the SEC thereunder and each such document required to be filed with any Governmental Authority (other than the SEC) will comply in all material respects with the provisions of any applicable Law as to the information required to be contained therein.

(b) The representations and warranties contained in this Section 5.8 will not apply to statements or omissions included in the Form S-4 or the Proxy Statement to the extent based upon information supplied to Parent by or on behalf of the Company.”

(w) Section 5.17(o) of the Agreement is deleted in its entirety and replaced with the following:

“[Intentionally Omitted]”

(x) Section 5.19 of the Agreement is deleted in its entirety and replaced with the following:

“[Intentionally Omitted]”

(y) Section 5.20 of the Agreement is deleted in its entirety and replaced with the following:

“No vote of the holders of any class or series of shares of capital stock of Parent or Merger Sub is necessary to adopt this Agreement and approve the Merger and the other transactions contemplated hereby, including the issuance of Parent Common Stock and Series F Preferred Stock in connection with the Merger. The consent of Parent, as the sole general partner of the Parent Operating Partnership, is the only vote of the partners of the Parent Operating Partnership necessary to adopt this Agreement and approve the Partnership Merger and the other transactions contemplated hereby.”

(z) Section 5.21 of the Agreement is deleted in its entirety and replaced with the following:

“No broker, finder or investment banker (other than Citigroup Global Markets Inc. and RCS) is entitled to any brokerage, finder’s or other fee or commission in connection with the Mergers based upon arrangements made by or on behalf of Parent, Merger Sub or any other Parent Subsidiary.”

(aa) Section 5.23 of the Agreement is deleted in its entirety and replaced with the following:

“At the Effective Time, Parent will have available, and Parent will provide Merger Sub with sufficient cash or lines of credit available to pay (i) the Cash Consideration, (ii) any cash in lieu of fractional shares of Parent Common Stock and Series F Preferred Stock pursuant to Section 3.12 and (iii) any and all other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement, including the Mergers, and any related fees and expenses.”

(bb) Section 6.1(b) of the Agreement is deleted in its entirety and replaced with the following:

“The Company Parties shall use their commercially reasonable efforts to obtain the opinion of counsel referred to in Section 7.2(e) and deliver to Proskauer Rose LLP an officer’s certificate, dated as of the Closing Date and signed by an officer of the Company and the Company Operating Partnership, containing representations of the Company and the Company Operating Partnership as shall be reasonably necessary or appropriate to enable Proskauer Rose LLP to render the opinion described in Section 7.2(e) on the Closing Date.”

(cc) Section 6.1(c)(iv) of the Agreement is deleted in its entirety and replaced with the following:

“redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests of the Company or a Company Subsidiary, other than the withholding of shares of Company Common Stock to satisfy withholding Tax obligations with respect to awards granted pursuant to the Company Restricted Stock Plan, including the vesting of Company Restricted Stock in accordance with Section 3.8(a);”

(dd) Section 6.2(a) of the Agreement is deleted in its entirety and replaced with the following:

“Each Parent Party covenants and agrees that, during the Interim Period, except to the extent required by Law, as may be agreed in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), as may be expressly required or permitted pursuant to this Agreement, or as set forth in Section 6.2(a) or Section 6.2(b) of the Parent Disclosure Letter, the Parent Parties shall, and shall cause each of the other Parent Entities to, use its reasonable best efforts to maintain its material assets and properties in their current condition (normal wear and tear and damage caused by casualty or by any reason outside of any Parent Entities’ control excepted), keep available the services of its present officers, maintain all Parent Insurance Policies and maintain the status of Parent as a REIT.”

(ee) Section 6.2(b) of the Agreement is deleted in its entirety and replaced with the following:

“The Parent Parties shall use their commercially reasonable efforts to obtain the opinion of counsel referred to in Section 7.3(e) and deliver to Proskauer Rose LLP an officer’s certificate, dated as of the effective date of the Form S-4 and the Closing Date, respectively, and signed by an officer of Parent, containing representations of Parent as shall be reasonably necessary or appropriate to enable Proskauer Rose LLP to render the opinion described in Section 7.3(e) on the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act, and on the Closing Date.”

(ff) Section 6.2(c)(i) of the Agreement is deleted in its entirety and replaced with the following:

“other than amendments to the Parent Charter to increase the authorized number of shares or create or designate a series of preferred stock (including the Series F Preferred Stock), amend or propose to amend the Parent Charter or Parent Bylaws (or such equivalent organizational or governing documents of any Parent Subsidiary material to Parent and the Parent Subsidiaries, considered as a whole, if such amendment would be adverse to Parent or the Company);”

(gg) Section 6.3 of the Agreement is deleted in its entirety and replaced with the following:

“Section 6.3 Preparation of Form S-4 and Proxy Statement; Stockholder Meeting.

(a) As promptly as reasonably practicable following the date of this Agreement, (i) the Company shall prepare and cause to be filed with the SEC the Proxy Statement in preliminary form, and (ii) Parent shall prepare and cause to be filed with the SEC, the Form S-4. Each of the Company and Parent shall use its reasonable best efforts to (x) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, (y) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act and the Securities Act, and (z) keep the Form S-4 effective for so long as necessary to complete the Merger. Each of the Company and Parent shall furnish all information concerning itself, its Affiliates and the holders of its capital stock to the other and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and Proxy Statement. The Form S-4 and Proxy Statement shall include all information reasonably requested by such other party to be included therein. Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or Proxy Statement, and shall, as promptly as practicable after receipt thereof, provide the other with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand, and all written comments with respect to the Proxy Statement or the Form S-4 received from the SEC and advise the other party of any oral comments with respect to the Proxy Statement or the Form S-4 received from the SEC. Each of the Company and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Proxy Statement, and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Form S-4. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments from the SEC with respect thereto, each of the Company and Parent shall cooperate and provide the other a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response). Parent shall advise the Company, promptly after it receives notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Parent Common Stock or Series F Preferred Stock issuable in connection with the Merger for offering or sale in any jurisdiction, and Parent and the Company shall use their reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Parent shall also take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the Parent Common Stock and the Series F Preferred Stock in the Merger, and the Company shall furnish all information concerning the Company and the holders of the Company Common Stock as may be reasonably requested in connection with any such actions.

(b) If, at any time prior to the receipt of the Company Stockholder Approval, any information relating to the Company or Parent, or any of their respective Affiliates, should be discovered by the Company or Parent which, in the reasonable judgment of the Company or Parent, should be set forth in an amendment of, or a supplement to, any of the Form S-4 or the Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Proxy Statement or the Form S-4 and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to stockholders of the Company. Nothing in this Section 6.3(b) shall limit the obligations of any party under Section 6.3(a). For purposes of Section 4.8, Section 5.8 and this Section 6.3, any information concerning or related to the Company, its Affiliates or the Company Stockholder Meeting will be deemed to have been provided by the Company, and any information concerning or related to Parent or its Affiliates will be deemed to have been provided by Parent.

(c) As promptly as practicable following the date of this Agreement, the Company shall, in accordance with applicable Law and the Company Charter and Company Bylaws, establish a record date for, duly call, give notice of, convene and hold the Company Stockholder Meeting. The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to the stockholders of the Company entitled to vote at the Company Stockholder Meeting and to hold the Company Stockholder Meeting as soon as practicable after the Form S-4 is declared effective under the Securities Act. The Company shall, through the Company Board, recommend to its stockholders that they give the Company Stockholder Approval, include such recommendation in the Proxy Statement and solicit and use its reasonable best efforts to obtain the Company Stockholder Approval, except to the extent that the Company Board shall have made an Adverse Recommendation Change as permitted by Section 6.5(d); provided, however, the Company’s obligation to duly call, give notice of, convene and hold the Company Stockholder Meeting shall not be affected by any Adverse Recommendation Change. Notwithstanding the foregoing provisions of this Section 6.3(c), if, on a date for which the Company Stockholder Meeting is scheduled, the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Company Stockholder Approval, whether or not a quorum is present, the Company shall have the right to make one or more successive postponements or adjournments of the Company Stockholder Meeting; provided that the Company Stockholder Meeting is not postponed or adjourned to a date that is more than (i) thirty (30) days after the date for which the Company Stockholder Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law) or (ii) one hundred twenty (120) days after the record date for the Company Stockholder Meeting.

(d) The Company will use its reasonable best efforts to hold the Company Stockholder Meeting as soon as reasonably practicable after the date of this Agreement.”

(hh) Section 6.5(d) of the Agreement is deleted in its entirety and replaced with the following:

“Except as permitted by this Section 6.5(d), neither the Company Board nor any committee thereof shall (i) withhold, withdraw, modify or qualify (or publicly propose to withhold, withdraw, modify or qualify), in a manner adverse to any Parent Party, the Company Recommendation or the Company’s approval of the Partnership Merger, (ii) approve, adopt or recommend (or publicly propose to approve, adopt or recommend) any Acquisition Proposal, (iii) fail to include the Company Recommendation or the Company’s approval of the Partnership Merger in the Proxy Statement or any Schedule 14D-9, as applicable, (iv) fail to publicly recommend against any Acquisition Proposal within ten (10) Business Days of the request of Parent and/or reaffirm the Company Recommendation or the Company’s approval of the Partnership Merger within ten (10) Business Days of the request of Parent (any of the actions described in clauses (i), (ii), (iii) and (iv) of this Section 6.5(d), an “Adverse Recommendation Change”), or (v) approve, adopt, declare advisable or recommend (or agree to, resolve or propose to approve, adopt, declare advisable or recommend), or cause or permit any Company Entity to enter into, any Alternative Acquisition Agreement (other than an Acceptable Confidentiality Agreement entered into in accordance with this Section 6.5). Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Company Stockholder Approval, the Company Board shall be permitted to effect an Adverse Recommendation Change if the Company Board (A) (x) has received an unsolicited bona fide Acquisition Proposal (that did not result from a breach of this Section 6.5) that, in the good faith determination of the Company Board, after consultation with outside legal counsel and financial advisors, constitutes a Superior Proposal, after having complied with, and giving effect to all of the adjustments which may be offered by the Parent Parties pursuant to Section 6.5(e), and such Acquisition Proposal is not withdrawn, and (y) determines in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ duties under applicable Law, and in such case the Company may (i) terminate this Agreement pursuant to Section 8.1(c)(ii) or (ii) make an Adverse Recommendation Change, including approving or recommending such Superior Proposal to the Company’s stockholders, and, in the case of a termination, the Company may immediately prior to or concurrently with such termination of this Agreement, enter into an Alternative Acquisition Agreement with respect to such Superior Proposal; or (B) determines in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ duties under applicable Law (based on circumstances not covered by clause (A)), and, in such case the Company may make an Adverse Recommendation Change, provided, that, in the case of each of clause (A) and clause (B), in the event of any termination by the Company or Parent pursuant to Section 8.1(c)(ii) or Section 8.1(d)(ii), as may be applicable, the Company Parties comply with their obligation to pay the Termination Payment pursuant to Section 8.3(a).”

(ii) Section 6.10 of the Agreement is deleted in its entirety and replaced with the following:

“[Intentionally Omitted]”

(jj) Section 6.14 of the Agreement is deleted in its entirety and replaced with the following:

“Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock and Series F Preferred Stock to be issued in the Merger to be approved for listing on the NASDAQ, subject to official notice of issuance, prior to the Effective Time.”

(kk) Section 6.15 of the Agreement is deleted in its entirety and replaced with the following:

“Parent shall vote all shares of Company Common Stock beneficially owned by it or any of the Parent Subsidiaries as of the record date for the Company Stockholder Meeting, if any, in favor of approval of the Merger.”

(ll) Section 6.18 of the Agreement is deleted in its entirety and replaced with the following:

“The Company shall provide to the Parent Operating Partnership an affidavit of non-foreign status that complies with the Treasury Regulations under Section 1445 of the Code. The Company Operating Partnership shall use its commercially reasonable efforts to obtain and deliver to Parent and the Parent Operating Partnership at or prior to Closing an affidavit of non-foreign status that complies with the Treasury Regulations under Section 1445 of the Code from each Person that constitutes and is treated as a partner (and is not a “disregarded entity”) for United States federal income tax purposes of the Company Operating Partnership (other than the Company or a Company Subsidiary).”

(mm) Section 7.1(a) of the Agreement is deleted in its entirety and replaced with the following:

“The Company Stockholder Approval shall have been obtained.”

(nn) Section 7.1(d) of the Agreement is deleted in its entirety and replaced with the following:

“The shares of Parent Common Stock and Series F Preferred Stock to be issued in the Merger shall have been authorized for listing on the NASDAQ, subject to official notice of issuance.”

(oo) Section 7.2(f) of the Agreement is deleted in its entirety and replaced with the following:

“[Intentionally Omitted]”

(pp) Section 7.2(g) of the Agreement is deleted in its entirety and replaced with the following:

“The Company shall have provided to the Parent Operating Partnership an affidavit of non-foreign status that complies with the Treasury Regulations under Section 1445 of the Code. The Company Operating Partnership shall have used commercially reasonable efforts to obtain from each Person that constitutes and is treated as a partner (and is not a “disregarded entity”) for U.S. federal income tax purposes of the Company Operating Partnership an affidavit of non-foreign status that complies with the Treasury Regulations under Section 1445 of the Code and, to the extent obtained, shall have delivered such affidavit to the Parent Operating Partnership.”

(qq) Section 7.3(a) of the Agreement is deleted in its entirety and replaced with the following:

“(i) The representations and warranties set forth in Section 5.1(a) and (b) (Organization and Qualification; Subsidiaries), Section 5.3(a) (Capital Structure) (except the first two sentences), Section 5.4 (Authority), Section 5.20 (Vote Required), Section 5.21 (Brokers); Section 5.22 (Investment Company Act) and Section 5.25 (Takeover Statutes) shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, (ii) the representations and warranties set forth in the first two sentences of Section 5.3(a) (Capital Structure) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, and (iii) each of the other representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, except (x) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (y) in the case of clause (iii) where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or “Parent Material Adverse Effect” qualifications set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.”

(rr) Section 7.3(f) of the Agreement is deleted in its entirety and replaced with the following:

“[Intentionally Omitted]”

(ss) Section 7.3(g) of the Agreement is deleted in its entirety and replaced with the following:

“[Intentionally Omitted]”

(tt) Section 8.1 of the Agreement is deleted in its entirety and replaced with the following:

“This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval (except as otherwise expressly noted), as follows:

(a) by mutual written agreement of each of Parent and the Company; or

(b) by either Parent or the Company, if:

(i) the Effective Time shall not have occurred on or before March 31, 2014 (the “Outside Date”); provided, however, that the Outside Date may be extended for a period of no more than sixty (60) days by either Parent or the Company upon written notice to the other party; provided, further, that the right to terminate this Agreement pursuant to this 0()()(i) shall not be available to any party if the failure of such party (and (A) in the case of Parent, including the failure of the other Parent Parties and (B) in the case of the Company, including the failure of the other Company Parties) to perform any of its obligations under this Agreement has been a principal cause of, or resulted in, the failure of the Mergers to be consummated on or before such date; or

(ii) any Governmental Authority of competent jurisdiction shall have issued an Order permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other action shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to a party if the issuance of such final, non-appealable Order was primarily due to the failure of such party (and (A) in the case of Parent, including the failure of the other Parent Parties and (B) in the case of the Company, including the failure of the other Company Parties) to perform any of its obligations under this Agreement, including pursuant to Section 6.6; or

(iii) the Company Stockholder Approval shall not have been obtained at a duly held Company Stockholder Meeting (including any adjournment or postponement thereof) at which the Merger and the other transactions contemplated hereby have been voted upon, provided that the right to terminate this Agreement under this Section 8.1(b)(iii) shall not be available to a party if the failure to obtain such Company Stockholder Approval was primarily due to such party’s failure (and (A) in the case of Parent, including the failure of any other Parent Party and (B) in the case of the Company, including the failure of any other Company Party) to perform any of its obligations under this Agreement; or

(c) by the Company:

(i) if any Parent Party shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (x) would, or would reasonably be expected to, result in a failure of a condition set forth in Section 7.3(a) or Section 7.3(b) and (y) cannot be cured on or before the Outside Date or, if curable, is not cured by the Parent Parties within twenty (20) days of receipt by Parent of written notice of such breach or failure; provided that the Company shall not have the right to terminate this Agreement pursuant to this 1(k)(c) if any Company Party is then in breach of any of its respective representations, warranties, covenants or agreements set forth in this Agreement such that the conditions set forth in either Section 7.2(a) or Section 7.2(b) would not be satisfied; or

(ii) (x) at any time prior to the receipt of the Company Stockholder Approval in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal in accordance with Section 6.5(d) or (y) if the Company Board shall have made an Adverse Recommendation Change; provided, that, in each case, such termination shall be null and void unless the Company shall concurrently pay the Termination Payment in accordance with Section 8.3.

(d) by Parent, if:

(i) any Company Party shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (x) would, or would reasonably be expected to, result in a failure of a condition set forth in Section 7.2(a) or Section 7.2(b) and (y) cannot be cured on or before the Outside Date or, if curable, is not cured by the Company Parties within twenty (20) days of receipt by the Company of written notice of such breach or failure; provided that Parent shall not have the right to terminate this Agreement pursuant to this 0()()(i) if any Parent Party is then in breach of any of their respective representations, warranties, covenants or agreements set forth in this Agreement such that the conditions set forth in either Section 7.3(a) or Section 7.3(b) would not be satisfied; or

(ii) (x) the Company Board shall have made an Adverse Recommendation Change, (y) the Company Parties shall have materially breached any of their obligations under Section 6.5 or (z) any Company Entity enters into an Alternative Acquisition Agreement (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 6.5).”

(uu) Section 8.3 of the Agreement is deleted in its entirety and replaced with the following:

“(a) If, but only if, the Agreement is terminated:

(i) by either the Company or Parent pursuant to Section 8.1(b)(i) or by Parent pursuant to Section 8.1(d)(i) and (A) in the case of a termination pursuant to Section 8.1(b)(i), the Company Stockholder Approval shall not have been obtained prior to such termination, and (B) in any such case (x) after the date of this Agreement, an Acquisition Proposal shall have been made to any of the Company Parties or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to any of the Company Parties (and such Acquisition Proposal or publicly announced intention shall not have been publicly withdrawn without qualification before such termination), and (y) the Company, within twelve (12) months of the termination of this Agreement, consummates a transaction regarding, or executes a definitive agreement which is later consummated with respect to, an Acquisition Proposal, then the Company shall pay, or cause to be paid, to Parent, the Termination Payment, by wire transfer of same day funds to an account designated by Parent, not later than the consummation of such transaction arising from such Acquisition Proposal; provided, however, that for purposes of this 0(  )(  )(i), the references to “ten percent (10%)” in the definition of Acquisition Proposal shall be deemed to be references to “fifty percent (50%)”; or

(ii) by either the Company or Parent pursuant to Section 8.1(b)(iii) and, after the date of this Agreement, an Acquisition Proposal shall have been made to any of the Company Parties or any Person shall have publicly announced an intention (whether or not conditional) to make an

Acquisition Proposal with respect to any of the Company Parties (and such Acquisition Proposal or publicly announced intention shall not have been publicly withdrawn without qualification before such termination), then the Company shall pay, or cause to be paid, to Parent the Parent Expense Amount (by wire transfer to an account designated by Parent) within two (2) Business Days of such termination; or

(iii) by either the Company or Parent pursuant to Section 8.1(b)(iii) and, after the date of this Agreement, no Acquisition Proposal shall have been made to any of the Company Parties and no Person shall have publicly announced an intention to make an Acquisition Proposal with respect to any of the Company Parties (or such Acquisition Proposal or publicly announced intention shall have been made but publicly withdrawn without qualification before such termination), then Parent shall pay, or cause to be paid, to the Company the Company Expense Amount (by wire transfer to an account designated by the Company) within two (2) Business Days of such termination; or

(iv) by either the Company or Parent pursuant to Section 8.1(b)(iii), and (x) after the date of this Agreement, an Acquisition Proposal shall have been made to any of the Company Parties or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to any of the Company Parties (and such Acquisition Proposal or publicly announced intention shall not have been publicly withdrawn without qualification before such termination), and (y) the Company, within twelve (12) months of the termination of this Agreement, consummates a transaction regarding, or executes a definitive agreement which is later consummated with respect to, an Acquisition Proposal, then the Company shall pay or cause to be paid, to Parent the Termination Fee plus, if not previously paid pursuant to Section 8.3(a)(ii) above, the Parent Expense Amount, by wire transfer of same day funds to an account designated by Parent, not later than the consummation of such transaction arising from such Acquisition Proposal; provided, however, that for purposes of this Section 8.3(a)(iv), the references to “ten percent (10%)” in the definition of Acquisition Proposal shall be deemed to be references to “fifty percent (50%)”; or

(v) by the Company pursuant to Section 8.1(c)(ii), then the Company shall pay, or cause to be paid, to Parent the Termination Payment, by wire transfer of same day funds to an account designated by Parent as a condition to the effectiveness of such termination; or

(vi) by Parent pursuant to Section 8.1(d)(ii), then the Company shall pay, or cause to be paid, to Parent the Termination Payment, by wire transfer of same day funds to an account designated by Parent, within two (2) Business Days of such termination.

(b) Notwithstanding anything to the contrary set forth in this Agreement, the parties agree that:

(i) under no circumstances shall the Company or Parent be required to pay the Termination Payment or the Company Expense Amount earlier than one (1) full Business Day after receipt of appropriate wire transfer instructions from the party entitled to payment; and

(ii) under no circumstances shall the Company or Parent be required to pay the Termination Payment or the Company Expense Amount on more than one occasion.

(c) Each of the parties hereto acknowledges that (i) the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, (ii) neither the Termination Payment nor the Company Expense Amount is a penalty, but is liquidated damages, in a reasonable amount that will compensate the Company or Parent, as the case may be, in the circumstances in which such fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision, and (iii) without these agreements, the parties would not enter into this Agreement; accordingly, if the Company or Parent, as the case may be, fails to timely pay any amount due pursuant to this Section 8.3 and, in order to obtain such payment, either the Company or Parent, as the case may be, commences a suit that results in a judgment against the other party for the payment of any amount set forth in this Section 8.3, such paying party shall pay the other party its costs and Expenses in connection with such suit, together with interest on such amount at the annual rate of five percent (5%) for the period from the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law.

(d) (i) If one party to this Agreement (the “Termination Payor”) is required to pay another party to this Agreement (the “Termination Payee”) the Termination Payment or Company Expense Amount, as the case may be, such Termination Payment or Company Expense Amount, as the case may be, shall be paid into escrow on the date such payment is required to be paid by the Termination Payor pursuant to this Agreement by wire transfer of immediately available funds to an escrow account designated in accordance with this Section 8.3(d). In the event that the Termination Payor is obligated to pay the Termination Payee the Termination Payment or Company Expense Amount, as the case may be, the amount payable to the Termination Payee in any tax year of the Termination Payee shall not exceed the lesser of (i) the Termination Payment or Company Expense Amount, as the case may be, of the Termination Payee, and (ii) the sum of (A) the maximum amount that can be paid to the Termination Payee without causing the Termination Payee to fail to meet the requirements of Section 856(c)(2) and (3) of the Code for the relevant tax year, determined as if the payment of such amount did not constitute income described in Sections 856(c)(2) or 856(c)(3) of the Code (“Qualifying Income”) and the Termination Payee has $1,000,000 of income from unknown sources during such year which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in each case, as determined by the Termination Payee’s independent accountants, plus (B) in the event the Termination Payee receives either (x) a letter from the Termination Payee’s counsel indicating that the Termination Payee has received a ruling from the IRS as described below in this Section 8.3(d) or (y) an opinion from the Termination Payee’s outside counsel as described below in this Section 8.3(d), an amount equal to the excess of the Termination Payment or Company Expense Amount, as the case may be, less the amount payable under clause (A) above.

(ii) To secure the Termination Payor’s obligation to pay these amounts, the Termination Payor shall deposit into escrow an amount in cash equal to the Termination Payment or Company Expense Amount, as the case may be, with an escrow agent selected by the Termination Payor on such terms (subject to this Section 8.3(d)) as shall be mutually agreed upon by the Termination Payor, the Termination Payee and the escrow agent. The payment or deposit into escrow of the Termination Payment or Company Expense Amount, as the case may be, pursuant to this Section 8.3(d) shall be made at the time the Termination Payor is obligated to pay the Termination Payee such amount pursuant to Section 8.3 by wire transfer. The escrow agreement shall provide that the Termination Payment or Company Expense Amount, as the case may be, in escrow or any portion thereof shall not be released to the Termination Payee unless the escrow agent receives any one or combination of the following: (i) a letter from the Termination Payee’s independent accountants indicating the maximum amount that can be paid by the escrow agent to the Termination Payee without causing the Termination Payee to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute Qualifying Income and the Termination Payee has $1,000,000 of income from unknown sources during such year which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in which case the escrow agent shall release such amount to the Termination Payee, or (ii) a letter from the Termination Payee’s counsel indicating that (A) the Termination Payee received a ruling from the IRS holding that the receipt by the Termination Payee of the Termination Payment or Company Expense Amount, as the case may be, would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code or (B) the Termination Payee’s outside counsel has rendered a legal opinion to the effect that the receipt by the Termination Payee of the Termination Payment or Company Expense Amount, as the case may be, should either constitute Qualifying Income or should be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code, in which case the escrow agent shall release the remainder of the Termination Payment or Company Expense Amount, as the case may be, to the Termination Payee. The Termination Payor agrees to amend this Section 8.3(d) at the reasonable request of the Termination Payee in order to (i) maximize the portion of the Termination Payment or Company Expense Amount, as the case may be, that may be distributed to the Termination Payee hereunder without causing the Termination Payee to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (ii) improve the Termination Payee’s chances of securing a favorable ruling described in this Section 8.3(d) or (iii) assist the Termination Payee in obtaining a favorable legal opinion from its outside counsel as described in this Section 8.3(d). Any amount of the Termination Payment or Company Expense Amount, as the case may be, that remains unpaid as of the end of a taxable year shall be paid as soon as possible during the following taxable year, subject to the foregoing limitations of this Section 8.3(d), provided that the obligation of the Termination Payor to pay the unpaid portion of the Termination Payment or Company Expense Amount, as the case may be, shall terminate on the December 31 following the date which is five (5) years from the date of this Agreement.”

(vv) Section 8.4 of the Agreement is deleted in its entirety and replaced with the following:

“Subject to compliance with applicable Law, this Agreement may be amended by mutual agreement of the parties hereto by action taken or authorized by their respective boards of directors (or similar governing body or entity) at any time before or after receipt of the Company Stockholder Approval and prior to the Effective Time; provided, however, that after the Company Stockholder Approval has been obtained, there shall not be (a) any amendment of this Agreement that changes the amount or the form of the consideration to be delivered under this Agreement to the holders of Company Common Stock, or which by applicable Law or in accordance with the rules of any stock exchange requires the further approval of the stockholders of the Company without such further approval of such stockholders, or (b) any amendment or change not permitted under applicable Law. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.”

(ww) Section 8.6 of the Agreement is deleted in its entirety and replaced with the following:

“Except as otherwise provided in this Agreement, all Expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such Expenses, whether or not the transactions contemplated by this Agreement are consummated; provided, however, that the Company and Parent shall share equally all Expenses related to the printing and filing of the Form S-4 and the printing, filing and distribution of the Proxy Statement, other than attorneys’ and accountants’ fees.”

2. Full Force and Effect; Amendment.  Except as expressly amended hereby, each term, provision and Exhibit of the Agreement (i) is hereby ratified and confirmed, (ii) is hereby incorporated herein and (iii) will and does remain in full force and effect. This Amendment may not be amended except by an instrument in writing signed by the Parties.

3. Interpretation.  The Parties have participated jointly in the negotiation and drafting of this Amendment. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Amendment shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Amendment. When a reference is made in this Amendment to a Section, such reference shall be to a Section of this Amendment, unless otherwise indicated. The headings for this Amendment are for reference purposes only and shall not affect in any way the meaning or interpretation of this Amendment.

4. Severability.  If any term or other provision of this Amendment is invalid, illegal or incapable of being enforced under any present or future Law, or public policy, (a) such term or other provision shall be fully separable, (b) this Amendment shall be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof, and (c) all other conditions and provisions of this Amendment shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable term or other provision or by its severance herefrom so long as the economic or legal substance of the transactions contemplated by this Amendment is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Amendment so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that transactions contemplated by this Amendment be consummated as originally contemplated to the fullest extent possible.

5. Counterparts.  This Amendment may be executed in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Amendment by facsimile transmission or by e-mail of a pdf attachment shall be effective as delivery of a manually executed counterpart of this Amendment.

6. Governing Law.  This Amendment and all Actions (whether based on contract, tort or otherwise), directly or indirectly, arising out of or relating to this Amendment or the actions of any Party in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with, the Laws of the State of Maryland, without giving effect to any choice or conflict of Laws provision or rule (whether of the State of Maryland or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Maryland.

7. Consent to Jurisdiction.

(a) Each of the Parties hereby irrevocably submits to the exclusive jurisdiction of the courts of the State of Maryland and to the jurisdiction of the United States District Court for the State of Maryland, for the purpose of any Action (whether based on contract, tort or otherwise), directly or indirectly, arising out of or relating to this Amendment or the actions of the Parties in the negotiation, administration, performance and enforcement thereof, and each of the Parties hereby irrevocably agrees that all claims in respect to such Action may be heard and determined exclusively in any Maryland state or federal court.

(b) Each of the Parties (i) irrevocably consents to the service of the summons and complaint and any other process in any other Action relating to the transactions contemplated by this Amendment, on behalf of itself or its property, in the manner provided by Section 9.2 of the Agreement and nothing in this Section 7 shall affect the right of any Party to serve legal process in any other manner permitted by Law, (ii) consents to submit itself to the personal jurisdiction of any United States federal court located in the State of Maryland or any Maryland state court in the event any dispute arises out of this Amendment or the transactions contemplated by this Amendment, (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iv) agrees that it will not bring any Action relating to this Amendment or the transactions contemplated by this Amendment in any court other than any United States federal court located in the State of Maryland or any Maryland state court. Each of the Parties agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

8. WAIVER OF JURY TRIAL.  EACH OF THE PARTIES ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE OUT OF OR RELATING TO THIS AMENDMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE), DIRECTLY OR INDIRECTLY, ARISING OUT OF OR RELATING TO THIS AMENDMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH OF THE PARTIES CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AMENDMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be duly executed and delivered as of the date first written above by their respective officers thereunto duly authorized.

AMERICAN REALTY CAPITAL PROPERTIES, INC.

By:	/s/ Nicholas S. Schorsch Name: Nicholas S. Schorsch Title: Chairman and Chief Executive Officer

[Signature Page to First Amendment to Agreement and Plan of Merger]

THUNDER ACQUISITION, LLC

By: ARC Properties Operating Partnership, L.P.,
its sole member

By: American Realty Capital Properties, Inc.,
its General Partner

By:	/s/ Nicholas S. Schorsch Name: Nicholas S. Schorsch Title: Chairman and Chief Executive Officer

[Signature Page to First Amendment to Agreement and Plan of Merger]

ARC PROPERTIES OPERATING PARTNERSHIP, L.P.

By: American Realty Capital Properties, Inc.,
its General Partner

By:	/s/ Nicholas S. Schorsch Name: Nicholas S. Schorsch Title: Chairman and Chief Executive Officer

[Signature Page to First Amendment to Agreement and Plan of Merger]

AMERICAN REALTY CAPITAL TRUST IV, INC.

By:	/s/ Edward M. Weil, Jr. Name: Edward M. Weil, Jr. Title: President and Chief Operating Officer

[Signature Page to First Amendment to Agreement and Plan of Merger]

AMERICAN REALTY CAPITAL OPERATING PARTNERSHIP IV, L.P.

By: American Realty Capital Trust IV, Inc.,
its General Partner

By:	/s/ Edward M. Weil, Jr. Name: Edward M. Weil, Jr. Title: President and Chief Operating Officer

[Signature Page to First Amendment to Agreement and Plan of Merger]

EXHIBIT A

AMERICAN REALTY CAPITAL PROPERTIES, INC.

ARTICLES SUPPLEMENTARY

6.70% SERIES F CUMULATIVE REDEEMABLE
PREFERRED STOCK

American Realty Capital Properties, Inc., a Maryland corporation (the “Corporation”), certifies to the State Department of Assessments and Taxation of Maryland (the “Department”) that:

FIRST:  Pursuant to the authority expressly vested in the Board of Directors of the Corporation (the “Board of Directors”) by Section 4.03 of the charter of the Corporation (the “Charter”) and Section 2-208 of the Maryland General Corporation Law, the Board of Directors of the Corporation has by resolution classified and designated [    ] shares of authorized but unissued preferred stock of the Corporation, par value $0.01 per share, as shares of 6.70% Series F Cumulative Redeemable Preferred Stock, par value $0.01 per share, with the following preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption, which, upon any restatement of the Charter, shall become part of Article IV of the Charter, with any necessary or appropriate renumbering or relettering of the sections or subsections hereof:

6.70% Series F Cumulative Redeemable Preferred Stock

A. Designation and Number.  A series of preferred stock of the Corporation, par value $0.01 per share (“Preferred Stock”), designated the 6.70% Series F Cumulative Redeemable Preferred Stock (the “Series F Preferred Stock”), is hereby established. The number of shares of the Series F Preferred Stock shall be [    ].

B. Maturity.  The Series F Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption.

C. Rank.  The Series F Preferred Stock ranks, with respect to rights to the payment of dividends and the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, (i) senior to all classes or series of common stock, par value $0.01 per share (the “Common Stock”) of the Corporation, and senior to all other equity securities of the Corporation other than equity securities referred to in clauses (ii) and (iii) of this sentence; (ii) on a parity with the Corporation’s Series A Convertible Preferred Stock (as defined in the Charter), Series B Convertible Preferred Stock (as defined in the Charter), and Series C Convertible Preferred Stock (as defined in the Charter) and, when and if issued, the Corporation’s Series D Cumulative Convertible Preferred Stock, par value $0.01 per share (the “Series D Preferred Stock”) and Series E Cumulative Preferred Stock, par value $0.01 per share (the “Series E Preferred Stock”), and all equity securities of the Corporation the terms of which specifically provide that such equity securities rank on a parity with the Series F Preferred Stock with respect to rights to the payment of dividends and the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation; and (iii) junior to all equity securities of the Corporation the terms of which specifically provide that such equity securities rank senior to the Series F Preferred Stock with respect to rights to the payment of dividends and the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation. The term “equity securities” does not include convertible debt securities.

D. Dividends.

(1) Holders of shares of the Series F Preferred Stock are entitled to receive, when, as, and if authorized by the Board of Directors and declared by the Corporation, out of funds of the Corporation legally available for the payment of dividends, cumulative cash dividends at the rate of 6.70% of the Liquidation Preference (as defined below) per annum per share (equivalent to an annual rate of $1.675 per share). Dividends on the Series F Preferred Stock shall accrue daily, shall accrue and be cumulative from [           ], 2013 (the “Original Issue Date”) and shall be payable monthly in arrears on the 15th day of each month (each a “Dividend Payment Date”) commencing [        ] 15, 2013; provided that if any Dividend Payment Date is not a Business Day (as defined below), then the dividend which would otherwise have been payable on such

Dividend Payment Date may be paid on the next succeeding Business Day with the same force and effect as if paid on such Dividend Payment Date and no interest or additional dividends or other sum shall accrue on the amount so payable for the period from and after such Dividend Payment Date to such next succeeding Business Day. The period from and including the Original Issue Date to but excluding the first Dividend Payment Date, and each subsequent period from and including a Dividend Payment Date to but excluding the next succeeding Dividend Payment Date, is hereafter called a “Dividend Period.” Any dividend payable on the Series F Preferred Stock, including dividends payable for any partial dividend period, will be computed on the basis of a 360-day year consisting of twelve 30-day months; provided that the dividend per share payable on the first Dividend Payment Date, which shall be [        ] 15, 2013, will be equal to the sum of (1) the regular monthly dividend per share plus (2) the pro rated portion of the regular monthly dividend per share which shall be calculated based on the number of days from and including the Original Issue Date to but excluding [        ] 15, 2013 (computed on the basis of a 360-day year consisting of twelve 30-day months). Dividends will be payable to holders of record as they appear in the stock records of the Corporation at the close of business on the applicable record date, which shall be the first day of the calendar month, whether or not a Business Day, in which the applicable Dividend Payment Date falls (each, a “Dividend Record Date”). Notwithstanding any provision to the contrary contained in these terms of the Series F Preferred Stock, each outstanding share of Series F Preferred Stock shall be entitled to receive, and shall receive, a dividend with respect to any Dividend Record Date equal to the greatest amount payable as a dividend with respect to any other share of Series F Preferred Stock which is outstanding on such date. The dividends payable on any Dividend Payment Date shall include dividends accrued to but excluding such Dividend Payment Date.

“Business Day” shall mean any day, other than a Saturday or Sunday, that is not a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close. All references herein to “accrued and unpaid” dividends or “accumulated and unpaid” dividends on the Series F Preferred Stock (and all references of like import) shall include, unless otherwise expressly stated or the context otherwise requires, both accrued dividends and accumulated dividends, if any, on the Series F Preferred Stock; and all references herein to “accrued and unpaid” dividends or “accumulated and unpaid” dividends on any other class or series of stock of the Corporation shall include, if (and only if) such class or series of stock provides for cumulative dividends and unless otherwise expressly stated or the context otherwise requires, accumulated and/or accrued dividends, if any, on such class or series of stock.

(2) No dividends on shares of Series F Preferred Stock shall be authorized by the Board of Directors or paid or set apart for payment by the Corporation at any time when the terms and provisions of any agreement of the Corporation, including any agreement relating to its indebtedness, prohibit such authorization, payment or setting apart for payment or provide that such authorization, payment or setting apart for payment would constitute a breach of or a default under any such agreement, or if such authorization, payment or setting apart for payment shall be restricted or prohibited by law.

(3) Anything in these terms of the Series F Preferred Stock to the contrary notwithstanding, dividends on the Series F Preferred Stock will accrue and be cumulative from the Original Issue Date, whether or not the Corporation has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. No interest, or sum in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series F Preferred Stock, which may be in arrears, and holders of the Series F Preferred Stock will not be entitled to any dividends, whether payable in cash, securities or other property, in excess of full cumulative dividends described above. Any dividend payment made on the Series F Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to the Series F Preferred Stock.

(4) If, for any taxable year, the Corporation elects to designate as a “capital gain dividend” (as defined in Section 857 of the Internal Revenue Code of 1986, as amended (the “Code”)), any portion (the “Capital Gains Amount”) of the dividends (as determined for federal income tax purposes) paid or made available for the year to holders of all classes or series of the Corporation’s stock (the “Total Dividends”), then, except as otherwise required by applicable law, that portion of the Capital Gains Amount that shall be allocable to the holders of Series F Preferred Stock shall be in proportion to the amount that the total dividends (as determined for federal income tax purposes) paid or made available to the holders of the Series F Preferred

Stock for the year bears to the Total Dividends. Except as otherwise required by applicable law, the Corporation will make a similar allocation with respect to any undistributed long-term capital gains of the Corporation, which are to be included in its stockholders’ long-term capital gains, based on the allocation of the Capital Gains Amount which would have resulted if such undistributed long-term capital gains had been distributed as “capital gains dividends” by the Corporation to its stockholders.

(5) No full dividends will be declared and paid or declared and set apart for payment on any class or series of Preferred Stock ranking, as to dividends, on a parity with or junior to the Series F Preferred Stock for any period unless full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment on the Series F Preferred Stock for all past Dividend Periods. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series F Preferred Stock and the shares of any other class or series of Preferred Stock ranking on a parity as to dividends with the Series F Preferred Stock, all dividends declared upon the Series F Preferred Stock and any other class or series of Preferred Stock ranking on a parity as to dividends with the Series F Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Series F Preferred Stock and such other class or series of Preferred Stock shall in all cases bear to each other the same ratio that accrued and unpaid dividends per share on the Series F Preferred Stock and such other class or series of Preferred Stock (which, in the case of any such other class or series of Preferred Stock, shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such other class or series of Preferred Stock does not have a cumulative dividend) bear to each other.

(6) Except as provided in the immediately preceding paragraph, unless full cumulative dividends on the Series F Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment for all past Dividend Periods, no dividends (other than in shares of Common Stock or other shares of stock of the Corporation ranking junior to the Series F Preferred Stock as to dividends and as to the distribution of assets upon liquidation, dissolution and winding up of the Corporation) shall be declared and paid or declared and set apart for payment nor shall any other distribution be declared and made on the Common Stock or any other class or series of stock of the Corporation ranking junior to or on a parity with the Series F Preferred Stock as to dividends or as to the distribution of assets upon liquidation, dissolution or winding up of the Corporation nor shall any shares of Common Stock or shares of any other class or series of stock of the Corporation ranking junior to or on a parity with the Series F Preferred Stock as to dividends or as to the distribution of assets upon liquidation, dissolution or winding up of the Corporation be redeemed, purchased or otherwise acquired for any consideration (or any amounts be paid to or made available for a sinking fund for the redemption of any such shares of any such stock) by the Corporation (except by conversion into or exchange for other stock of the Corporation ranking junior to the Series F Preferred Stock as to dividends and as to the distribution of assets upon liquidation, dissolution and winding up of the Corporation and except for purchases of stock of the Corporation pursuant to Paragraph I hereof for the purpose of preserving the Corporation’s qualification as a REIT (as defined below) for federal and/or state income tax purposes, or pursuant to comparable provisions of the Charter with respect to other classes or series of the Corporation’s stock).

E. Liquidation Preference.

Upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of the outstanding shares of Series F Preferred Stock shall be entitled to receive and to be paid out of the assets of the Corporation legally available for distribution to its stockholders a liquidation preference of $25.00 per share (the “Liquidation Preference”), plus an amount equal to any accrued and unpaid dividends to the date of payment, before any distribution of assets or payment is made to holders of Common Stock or any other class or series of stock of the Corporation that ranks junior to the Series F Preferred Stock with respect to the distribution of assets upon liquidation, dissolution or winding up of the Corporation, but subject to the preferential rights of the holders of shares of any class or series of stock of the Corporation ranking senior to the Series F Preferred Stock with respect to such distribution of assets upon liquidation, dissolution or winding up. If, upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the assets of the Corporation legally available therefor are insufficient to pay the full amount of liquidating distributions payable on all outstanding shares of Series F Preferred Stock and the full amount of the liquidating distributions payable on all outstanding shares of any other class or classes or series of stock of the

Corporation ranking on a parity with the Series F Preferred Stock with respect to the distribution of assets upon liquidation, dissolution or winding up of the Corporation, then the holders of the Series F Preferred Stock and all such other classes or series of stock will share ratably in any such distribution of assets in proportion to the full liquidating distributions (including, if applicable, accrued and unpaid dividends) to which they would otherwise respectively be entitled.

If liquidating distributions shall have been made in full to all holders of Series F Preferred Stock, the remaining assets of the Corporation shall be distributed among the holders of any other class or classes or series of stock of the Corporation ranking junior to the Series F Preferred Stock as to the distribution of assets upon liquidation, dissolution or winding up, according to their respective rights and preferences and, in each case, according to their respective number of shares.

For purposes of these terms of the Series F Preferred Stock, neither the consolidation or merger of the Corporation with or into any other company, trust or other entity, nor the sale, lease, transfer or conveyance of all or substantially all of the property or business of the Corporation, shall be deemed to constitute a liquidation, dissolution or winding up of the Corporation.

After payment to the holders of the Series F Preferred Stock of the full liquidating distributions to which they are entitled, the holders of the Series F Preferred Stock, as such, shall have no right or claim to any of the remaining assets of the Corporation.

In determining whether a distribution (other than upon voluntary or involuntary liquidation, dissolution or winding up of the Corporation) by dividend, redemption or other acquisition of shares of stock of the Corporation or otherwise is permitted under the Maryland General Corporation Law, no effect shall be given to amounts that would be needed, if the Corporation would be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of holders of Series F Preferred Stock.

F. Redemption.

(1) The Series F Preferred Stock is not redeemable prior to The fifth anniversary of the Original Issue Date (the “Initial Redemption Date”) except as set forth in Subparagraph F(2) below; provided that the foregoing shall not prevent or limit the right of the Corporation to redeem Series F Preferred Stock pursuant to these terms of the Series F Preferred Stock in order to preserve the qualification of the Corporation as a REIT for federal and/or state income tax purposes as provided in Paragraph I hereof or otherwise affect the application of such terms to the Series F Preferred Stock. On and after the Initial Redemption Date, the Corporation may, at its option, upon not less than 30 nor more than 60 days’ written notice, redeem shares of the Series F Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus, subject to the provisions set forth in the first sentence of the second paragraph of Subparagraph F(3) below, accrued and unpaid dividends thereon to the date fixed for redemption.

(2) Upon the occurrence of a Change of Control (as defined below), the Corporation may, at its option, upon not less than 30 nor more than 60 days’ written notice, redeem shares of the Series F Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred, for cash at a redemption price of $25.00 per share, plus, subject to the provisions set forth in the first sentence of the second paragraph of Subparagraph F(3) below, accrued and unpaid dividends thereon to the date fixed for redemption. If, prior to the Change of Control Conversion Date (as defined below), the Corporation has provided or provides notice of its election to redeem some or all of the shares of Series F Preferred Stock (whether pursuant to Subparagraph F(1) above or this Subparagraph F(2)), the holders of Series F Preferred Stock shall not have the Change of Control Conversion Right (as defined below) set forth in Paragraph H below with respect to the shares called for redemption.

A “Change of Control” is when, after the Original Issue Date, the following have occurred and are continuing:

(i) the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of stock of the

Corporation entitling that person to exercise more than 50% of the total voting power of all stock of the Corporation entitled to vote generally in the election of the Corporation’s directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

(ii) following the closing of any transaction referred to in (i) above, neither the Corporation nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the New York Stock Exchange (the “NYSE”), the NYSE Amex Equities (the “NYSE Amex”), or the NASDAQ Stock Market (“NASDAQ”), or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE Amex or NASDAQ.

(3) Holders of Series F Preferred Stock to be redeemed shall, if issued, surrender certificates representing such Series F Preferred Stock at the place designated in such notice (or, in the case of shares of Series F Preferred Stock held in book-entry form through a Depositary (as defined below), shall deliver the shares to be redeemed through the facilities of such Depositary) and shall thereafter be entitled to receive the redemption price and any accrued and unpaid dividends payable upon such redemption. If notice of redemption of any shares of Series F Preferred Stock has been given and if the funds necessary for such redemption have been irrevocably set aside by the Corporation, separate and apart from its other funds, in trust for the benefit of the holders of the shares of Series F Preferred Stock so called for redemption, then from and after the redemption date (unless default shall be made by the Corporation in providing for the payment of the redemption price plus accrued and unpaid dividends, if any), dividends will cease to accrue on such shares of Series F Preferred Stock, such shares of Series F Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price plus accrued and unpaid dividends, if any. In the event that any redemption date shall not be a Business Day, then payment of the redemption price plus, if applicable, accrued and unpaid dividends, if any, need not be made on such redemption date but may be made on the next succeeding Business Day with the same force and effect as if made on such redemption date and no interest, additional dividends or other sums shall accrue on the amount so payable for the period from and after such redemption date to such next succeeding Business Day. If less than all of the outstanding shares of Series F Preferred Stock are to be redeemed, the shares of Series F Preferred Stock to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional shares) or by any other equitable method determined by the Corporation that will not result in the “Aggregate Share Ownership Limit” as set forth in Section 4.07 of the Charter to be violated.

Anything herein to the contrary notwithstanding, and except as otherwise required by law, the persons who were the holders of record of shares of Series F Preferred Stock at the close of business on a Dividend Record Date will be entitled to receive the dividend payable on the corresponding Dividend Payment Date notwithstanding the redemption of those shares after such Dividend Record Date and on or prior to such Dividend Payment Date or the default by the Corporation in the payment of the dividend due on that Dividend Payment Date, in which case the amount payable upon redemption of such shares of Series F Preferred Stock will not include such dividend, and the full amount of the dividend payable for the applicable Dividend Period shall instead be paid on such Dividend Payment Date to the holders of record at the close of business on such Dividend Record Date as aforesaid. Except as provided in this paragraph and except to the extent that accrued and unpaid dividends are payable upon redemption pursuant to the foregoing provisions of this Paragraph F, the Corporation will make no payment or allowance for unpaid dividends, whether or not in arrears, on shares of Series F Preferred Stock called for redemption.

(4) Unless full cumulative dividends on all outstanding shares of Series F Preferred Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past Dividend Periods, no shares of Series F Preferred Stock shall be redeemed unless all outstanding shares of Series F Preferred Stock are simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition by the Corporation of shares of Series F Preferred Stock pursuant to Paragraph I of these terms of the Series F Preferred Stock in order to preserve the qualification of the Corporation as a REIT for federal and/or state income tax purposes, or the purchase or acquisition by the Corporation of shares of Series F Preferred Stock pursuant to a purchase or exchange offer made on the same terms to the holders of all outstanding shares of Series F Preferred Stock. In addition, unless full cumulative dividends on all outstanding shares of Series F Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past Dividend Periods, the Corporation shall not purchase or otherwise acquire, directly or indirectly, any shares of Series F Preferred Stock (except by conversion into or exchange for stock of the Corporation ranking junior to the Series F Preferred Stock with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution and winding up of the Corporation); provided, however, that the foregoing shall not prevent the purchase or acquisition by the Corporation of shares of Series F Preferred Stock pursuant to Paragraph I of these terms of the Series F Preferred Stock in order to preserve the qualification of the Corporation as a REIT for federal and/or state income tax purposes, or the purchase or acquisition by the Corporation of shares of Series F Preferred Stock pursuant to a purchase or exchange offer made on the same terms to the holders of all outstanding shares of Series F Preferred Stock. So long as no dividends are in arrears for past dividend periods and subject to the limitations set forth in the Charter (including these terms of the Series F Preferred Stock), the Corporation shall be entitled at any time and from time to time to repurchase shares of Series F Preferred Stock in open-market transactions, by tender or by private agreement, in each case as duly authorized by the Board of Directors and effected in compliance with applicable laws.

(5) Notice of redemption will be furnished by the Corporation and will be mailed, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the holders of record of the Series F Preferred Stock to be redeemed at their addresses as they appear on the stock transfer records of the Corporation. No failure to give such notice or any defect therein or in the mailing thereof shall affect the validity of the proceedings for the redemption of any shares of Series F Preferred Stock except as to the holder to whom notice was defective or not given. Each notice shall state: (i) the redemption date; (ii) the number of shares of Series F Preferred Stock to be redeemed; (iii) the redemption price and whether or not accrued and unpaid dividends will be payable to holders surrendering shares of Series F Preferred Stock or to the persons who were holders of record at the close of business on the relevant Dividend Record Date; (iv) the place or places where the Series F Preferred Stock is to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; (vi) whether such redemption is being made pursuant to Subparagraph F(1) or Subparagraph F(2); (vii) if applicable, that such redemption is being made in connection with a Change of Control and, in that case, a brief description of the transaction or transactions constituting such Change of Control; and (viii) if such redemption is being made in connection with a Change of Control, that the holders of the shares of Series F Preferred Stock being so called for redemption will not be able to tender such shares of Series F Preferred Stock for conversion in connection with the Change of Control and that each share of Series F Preferred Stock tendered for conversion that is called, prior to the Change of Control Conversion Date, for redemption will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date. If less than all of the shares of Series F Preferred Stock held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of shares of Series F Preferred Stock held by such holder to be redeemed.

(6) Upon surrender, in accordance with such notice, of the certificates representing any shares of Series F Preferred Stock to be so redeemed (properly endorsed or assigned for transfer, if the Corporation shall so require and the notice shall so state) (or, in the case of shares of Series F Preferred Stock held in book-entry form through a Depositary, upon delivery of such shares in accordance with such notice and the procedures of such Depositary), such shares of Series F Preferred Stock shall be redeemed by the Corporation at the redemption price plus, except as provided in the first sentence of the second paragraph of Subparagraph F(3) above, accrued and unpaid dividends, if any. In case fewer than all the shares of Series F Preferred Stock represented by any such certificate are redeemed, a new certificate or certificates shall be issued representing the unredeemed shares of Series F Preferred Stock without cost to the holder thereof.

G. Voting Rights.

(1) Holders of the Series F Preferred Stock will not have any voting rights, except as set forth below.

(2) Whenever dividends on any shares of Series F Preferred Stock shall be in arrears for 18 or more Dividend Periods, whether or not such Dividend Periods are consecutive, the number of directors then constituting the Board of Directors shall be automatically increased by two (if not already increased by two by reason of the election of directors by the holders of any other class or series of Preferred Stock upon which like voting rights have been conferred and are exercisable and with which the Series F Preferred Stock is entitled to vote as a class with respect to the election of such two directors) and the holders of shares of Series F Preferred Stock (voting separately as a class with all other classes or series of Preferred Stock upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Series F Preferred Stock in the election of such two directors) will be entitled to vote for the election of such two directors to the Board of Directors at a special meeting called by the Secretary of the Corporation upon the written request of the holders of record of at least 10% of the outstanding shares of Series F Preferred Stock or the holders of record of the requisite percentage of any other class or series of Preferred Stock upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Series F Preferred Stock in the election of such two directors (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of stockholders, in which case the vote for such two directors shall be held at the earlier of the next such annual or special meeting of stockholders), and at each subsequent annual meeting of stockholders until all dividends accumulated on the Series F Preferred Stock for all past Dividend Periods and the then current Dividend Period shall have been fully paid or declared and a sum sufficient for the payment thereof set apart for payment, whereupon the right of the holders of Series F Preferred Stock to elect such two directors shall cease and (unless there are one or more other classes or series of Preferred Stock upon which like voting rights have been conferred and remain exercisable) the term of office of the two directors so elected as directors shall automatically terminate and the authorized number of directors constituting the Board of Directors shall thereupon be reduced accordingly, but subject always to the same provisions for the reinstatement and divestment of the right to elect such two additional directors in the case of any such future dividend arrearage.

In the case of any such request for a special meeting (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of stockholders), such meeting shall be held on the earliest practicable date at the place within the United States designated by the holders of Series F Preferred Stock requesting such meeting or, if none, at a place within the United States designated by the Secretary of the Corporation, upon notice similar to that required for an annual meeting of stockholders. If such special meeting is not called by the Secretary of the Corporation within 30 days after such request, then the holders of record of at least 10% of the outstanding shares of Series F Preferred Stock may designate in writing a holder of Series F Preferred Stock to call such meeting at the expense of the Corporation and such meeting may be called by the holder so designated upon notice similar to that required for annual meetings of stockholders and shall be held at the place within the United States designated by the holder calling such meeting. At all times that the voting rights conferred by this Subparagraph G(2) are exercisable, the holders of Series F Preferred Stock shall have reasonable access to the preferred stock transfer records of the Corporation. The Corporation shall pay all costs and expenses of calling and holding any meeting and of electing directors pursuant to this Subparagraph G(2), including, without limitation, the cost of preparing, reproducing and mailing the notice of such meeting, the cost of renting a room for such meeting to be held, and the cost of collecting and tabulating votes.

The provisions of this Subparagraph G(2) supersede anything inconsistent contained in the Charter or Bylaws of the Corporation (the “Bylaws”).

If, at any time when the voting rights conferred upon the Series F Preferred Stock pursuant to this Subparagraph G(2) are exercisable, any vacancy in the office of a director elected pursuant to this Subparagraph G(2) shall occur, then such vacancy may be filled only by the remaining such director or by vote of the holders of record of the outstanding Series F Preferred Stock and any other classes or series of Preferred Stock of the Corporation upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Series F Preferred Stock in the election of directors pursuant to this Subparagraph G(2). Any director elected or appointed pursuant to this Subparagraph G(2) may be removed only by the affirmative vote of holders of the outstanding Series F Preferred Stock and any other class or classes or series of Preferred Stock of the Corporation upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Series F Preferred Stock in the election of directors pursuant to this Subparagraph G(2), such removal to be effected by the affirmative vote of a majority of the votes entitled to be cast by the holders of the outstanding Series F Preferred Stock and any such other class or classes or series of Preferred Stock, and may not be removed by the holders of the Common Stock.

(3) So long as any shares of Series F Preferred Stock remain outstanding, the Corporation shall not, without the consent or the affirmative vote of the holders of at least two-thirds of the shares of the Series F Preferred Stock outstanding at the time, given in person or by proxy, either in writing, by electronic transmission or at a meeting (with the Series F Preferred Stock voting separately as a class), (i) authorize, create or issue, or increase the number of authorized or issued shares of, any class or series of stock of the Corporation ranking senior to the Series F Preferred Stock with respect to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of the Corporation, or reclassify any authorized stock of the Corporation into any such shares, or create, authorize or issue any obligation or security convertible into, exchangeable or exercisable for, or evidencing the right to purchase, any such shares, (ii) amend, alter or repeal any of the provisions of the Charter, including without limitation, any of these terms of the Series F Preferred Stock, so as to materially and adversely affect any right, preference, privilege or voting power of the Series F Preferred Stock or (iii) enter into any share exchange that affects shares of Series F Preferred Stock, or consolidate with or merge into any other entity, or permit any other entity to consolidate with or merge into the Corporation, unless in each such case described in this clause (iii) each share of Series F Preferred Stock then outstanding remains outstanding without a material adverse change to its terms and rights or is converted into or exchanged for preferred stock of the surviving or resulting entity having preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption substantially identical to, and in any event without any material adverse change to, those of the Series F Preferred Stock; provided, however, that any amendment to the Charter to authorize any increase in the number of authorized shares of Preferred Stock or Common Stock or the creation or issuance of the Series D Cumulative Preferred Stock, the Series E Cumulative Preferred Stock or any other class or series of Preferred Stock or any increase in the number of authorized or outstanding shares of Series F Preferred Stock or any other class or series of Preferred Stock, in each case ranking on a parity with or junior to the Series F Preferred Stock with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution and winding up of the Corporation, shall not be deemed to materially and adversely affect any right, preference, privilege or voting power of the Series F Preferred Stock. For purposes of this paragraph, the filing in accordance with applicable law of articles supplementary or any similar document setting forth or changing the designations, preferences, conversion or other rights, voting powers, restrictions, limitation as to dividends and other distributions, qualifications or other terms of any class or series of stock of the Corporation shall be deemed an amendment to the Charter.

(4) The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series F Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been irrevocably deposited in trust to effect such redemption in accordance with the provisions of Subparagraph F(3) hereof.

(5) Except as expressly stated in these terms of the Series F Preferred Stock, the Series F Preferred Stock will not have any relative, participating, optional or other special voting rights or powers, and the consent of the holders thereof shall not be required for the taking of any corporate action. The holders of shares of Series F Preferred Stock shall have exclusive voting rights on any amendment to the Charter (including the terms of the Series F Preferred Stock set forth herein) that would alter only the contract rights of the Series F Preferred Stock and no holders of any other class or series of stock of the Corporation shall be entitled to vote thereon.

(6) On each matter submitted to a vote of the holders of Series F Preferred Stock or on which the holders of Series F Preferred Stock are otherwise entitled to vote, including any action by written or electronic consent, each share of Series F Preferred Stock shall be entitled to one vote, except that when shares of any other class or series of Preferred Stock have the right to vote with the Series F Preferred Stock as a single class on any matter, the Series F Preferred Stock and the shares of each such other class or series will have one vote for each $25.00 of liquidation preference (excluding accrued and unpaid dividends). Notwithstanding anything to the contrary contained herein or in the Charter, the holders of the Series F Preferred Stock may take action or consent to any other action by delivering to the Corporation a consent, in writing or by electronic transmission, of the holders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting of the holders of the Series F Preferred Stock.

H. Conversion.  The shares of Series F Preferred Stock are not convertible into or exchangeable for any other property or securities of the Corporation, except as provided in this Paragraph H.

(1) Upon the occurrence of a Change of Control, each holder of shares of Series F Preferred Stock shall have the right (unless, prior to the Change of Control Conversion Date, the Corporation has provided or provides notice of its election to redeem some or all of the shares of Series F Preferred Stock held by such holder pursuant to Subparagraph F(1) or F(2) above, in which case such holder shall have the right only with respect to shares of Series F Preferred Stock that are not called for redemption) to convert some or all of the Series F Preferred Stock held by such holder (the “Change of Control Conversion Right”) on the Change of Control Conversion Date into a number of shares of Common Stock per share of Series F Preferred Stock (the “Common Stock Conversion Consideration”) equal to the lesser of

(A) the quotient obtained by dividing (i) the sum of the $25.00 Liquidation Preference per share of Series F Preferred Stock plus the amount of any accrued and unpaid dividends thereon to the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a Dividend Record Date and prior to the corresponding Dividend Payment Date, in which case no additional amount for such accrued and unpaid dividends will be included in such sum) by (ii) the Common Stock Price (as defined below) (such quotient, the “Conversion Rate”) and

(B) [    ]1 (the “Share Cap”).

Anything in these terms of the Series F Preferred Stock to the contrary notwithstanding and except as otherwise required by law, the persons who are the holders of record of shares of Series F Preferred Stock at the close of business on a Dividend Record Date will be entitled to receive the dividend payable on the corresponding Dividend Payment Date notwithstanding the conversion of those shares after such Dividend Record Date and on or prior to such Dividend Payment Date and, in such case, the full amount of such dividend shall be paid on such Dividend Payment Date to the persons who were the holders of record at the close of business on such Dividend Record Date.

The Share Cap is subject to pro rata adjustments for any share splits (including those effected pursuant to a distribution of the Common Stock), subdivisions or combinations (in each case, a “Share Split”) with respect to the Common Stock as follows: the adjusted Share Cap as the result of a Share Split shall be the number of shares of Common Stock that is equivalent to the product obtained by multiplying (i) the Share Cap in effect immediately prior to such Share Split by (ii) a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after giving effect to such Share Split and the denominator of which is the number of shares of Common Stock outstanding immediately prior to such Share Split.

For the avoidance of doubt, subject to the immediately succeeding sentence, the aggregate number of shares of Common Stock (or equivalent Alternative Conversion Consideration (as defined below), as applicable) issuable or deliverable, as applicable in connection with the exercise of the Change of Control Conversion Right shall not exceed [    ]2 shares of Common Stock (or equivalent Alternative Conversion Consideration, as applicable) (the “Exchange Cap”). The Exchange Cap is subject to pro rata adjustments for any Share Splits on the same basis as the corresponding adjustment to the Share Cap and is also subject to adjustment if the number of authorized shares of Series F Preferred Stock is increased and such additional shares are thereafter issued by the Corporation.

1Share Cap will equal the liquidation preference divided by 50% of the closing price on the last trading day prior to filing of the related prospectus supplement.

2Exchange Cap will equal the Share Cap multiplied by the Series F Preferred Shares being issued.

In the case of a Change of Control pursuant to which Common Stock is or will be converted into cash, securities or other property or assets (including any combination thereof) (the “Alternative Form Consideration”), a holder of Series F Preferred Stock shall receive upon conversion of such Series F Preferred Stock the kind and amount of Alternative Form Consideration which such holder would have owned or been entitled to receive upon the Change of Control had such holder held a number of shares of Common Stock equal to the Common Stock Conversion Consideration immediately prior to the effective time of the Change of Control (the “Alternative Conversion Consideration”; the Common Stock Conversion Consideration or the Alternative Conversion Consideration, whichever shall be applicable to a Change of Control, is referred to herein as the “Conversion Consideration”).

If the holders of Common Stock have the opportunity to elect the form of consideration to be received in the Change of Control, the Conversion Consideration in respect of such Change of Control will be deemed to be the kind and amount of consideration actually received by holders of a majority of the outstanding shares of Common Stock that made or voted for such an election (if electing between two types of consideration) or holders of a plurality of the outstanding shares of Common Stock that made or voted for such an election (if electing between more than two types of consideration), as the case may be, and will be subject to any limitations to which all holders of Common Stock are subject, including, without limitation, pro rata reductions applicable to any portion of the consideration payable in such Change of Control.

(2) The Corporation will not issue fractional shares of Common Stock upon the conversion of Series F Preferred Stock in connection with a Change of Control. Instead, the Corporation will make, and the holders of Series F Preferred Stock shall be entitled to receive, a cash payment equal to the value of such fractional shares based upon the Common Stock Price used in determining the Common Stock Conversion Consideration for such Change of Control.

(3) Within 15 days following the occurrence of a Change of Control (unless the Corporation has provided notice of its intention to redeem all of the shares of Series F Preferred Stock pursuant to Subparagraph F(1) or F(2) above), the Corporation will provide to holders of Series F Preferred Stock a notice of the occurrence of the Change of Control that describes the resulting Change of Control Conversion Right, which notice shall be delivered to the holders of record of the shares of Series F Preferred Stock at their addresses as they appear on the Corporation’s share transfer records and notice shall also be provided to the Corporation’s transfer agent. No failure to give such notice or any defect therein or in the mailing thereof shall affect the validity of the proceedings for the conversion of any share of Series F Preferred Stock except as to the holder to whom notice was defective or not given. Each notice shall state: (i) the events constituting the Change of Control; (ii) the date of the Change of Control; (iii) the last date on which the holders of Series F Preferred Stock may exercise their Change of Control Conversion Right; (iv) the method and period for calculating the Common Stock Price; (v) the Change of Control Conversion Date; (vi) that if, prior to the Change of Control Conversion Date, the Corporation has provided or provides notice of its election to redeem all or any shares of the Series F Preferred Stock, the holders will not be able to convert the shares of Series F Preferred Stock called for redemption and such shares of Series F Preferred Stock shall be redeemed on the related redemption date, even if such shares have already been tendered for conversion pursuant to the Change of Control Conversion Right; (vii) if applicable, the type and amount of Alternative Conversion Consideration entitled to be received per share of Series F Preferred Stock; (viii) the name and address of the paying agent, transfer agent and conversion agent for the Series F Preferred Stock; (ix) the procedures that the holders of Series F Preferred Stock must follow to exercise the Change of Control Conversion Right (including procedures for surrendering shares for conversion through the facilities of a Depositary), including the form of conversion notice to be delivered by such holders as described below; and (x) the last date on which holders of Series F Preferred Stock may withdraw shares surrendered for conversion and the procedures such holders must follow to effect such a withdrawal.

(4) The Corporation shall issue a press release containing such notice for publication on Dow Jones & Company, Inc., Business Wire, PR Newswire or Bloomberg Business News (or, if such organizations are not in existence at the time of issuance of such press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public), and post notice on the

Corporation’s website, in any event prior to the opening of business on the first Business Day following any date on which the Corporation provides notice pursuant to Subparagraph H(3) above to the holders of Series F Preferred Stock.

(5) To exercise the Change of Control Conversion Right, the holders of shares of Series F Preferred Stock shall be required to deliver, on or before the close of business on the Change of Control Conversion Date, the certificates (if any) representing the shares of Series F Preferred Stock to be converted, duly endorsed for transfer (or, in the case of any shares of Series F Preferred Stock held in book-entry form through a Depositary, to deliver, on or before the close of business on the Change of Control Conversion Date, the shares of Series F Preferred Stock to be converted through the facilities of such Depositary), together with a written conversion notice in the form provided by the Corporation, duly completed, to the Corporation’s transfer agent. Such notice shall state: (i) the relevant Change of Control Conversion Date; (ii) the number of shares of Series F Preferred Stock to be converted; and (iii) that the shares of Series F Preferred Stock are to be converted pursuant to the applicable terms of the Series F Preferred Stock.

(6) The “Change of Control Conversion Date” is the date the Series F Preferred Stock is to be converted, which will be a Business Day selected by the Corporation that is no fewer than 20 days nor more than 35 days after the date on which the Corporation provides the notice to holders of Series F Preferred Stock pursuant to Subparagraph H(3) above.

The “Common Stock Price” shall be (i) if the consideration to be received in the Change of Control by the holders of Common Stock is solely cash, the amount of cash consideration per share of Common Stock or (ii) if the consideration to be received in the Change of Control by holders of Common Stock is other than solely cash (x) the average of the closing sale prices per share of Common Stock (or, if no closing sale price is reported, the average of the closing bid and ask prices per share or, if more than one in either case, the average of the average closing bid and the average closing ask prices per share) for the ten consecutive trading days immediately preceding, but not including, the date on which such Change of Control occurred as reported on the principal U.S. securities exchange on which the Common Stock is then traded, or (y) the average of the last quoted bid prices for the Common Stock in the over-the-counter market as reported by Pink Sheets LLC or similar organization for the ten consecutive trading days immediately preceding, but not including, the date on which such Change of Control occurred, if the Common Stock is not then listed for trading on a U.S. securities exchange.

(7) Holders of Series F Preferred Stock may withdraw any notice of exercise of a Change of Control Conversion Right (in whole or in part) by a written notice of withdrawal delivered to the Corporation’s transfer agent prior to the close of business on the Business Day prior to the Change of Control Conversion Date. The notice of withdrawal delivered by any holder must state: (i) the number of withdrawn shares of Series F Preferred Stock; (ii) if certificated shares of Series F Preferred Stock have been surrendered for conversion, the certificate numbers of the withdrawn shares of Series F Preferred Stock; and (iii) the number of shares of Series F Preferred Stock, if any, which remain subject to the holder’s conversion notice.

Notwithstanding the foregoing, if any Series F Preferred Stock is held in book-entry form through The Depository Trust Company or a similar depositary (each, a “Depositary”), the conversion notice and/or the notice of withdrawal as applicable shall comply with applicable procedures, if any, of the applicable Depositary.

(8) Shares of Series F Preferred Stock as to which the Change of Control Conversion Right has been properly exercised and for which the conversion notice has not been properly withdrawn shall be converted into the applicable Conversion Consideration in accordance with the Change of Control Conversion Right on the Change of Control Conversion Date, unless, prior to the Change of Control Conversion Date, the Corporation has provided or provides notice of its election to redeem some or all of the shares of Series F Preferred Stock as described above under Subparagraph F(1) or F(2), in which case only the shares of Series F Preferred Stock properly surrendered for conversion and not properly withdrawn that are not called for redemption will be converted as aforesaid. If the Corporation elects to redeem shares of Series F Preferred Stock that would otherwise be converted into the applicable Conversion Consideration on a Change of Control Conversion Date, such shares of Series F Preferred Stock shall not be so converted and the holders of such shares shall be entitled to receive on the applicable redemption date the redemption price set forth above in Subparagraph F(1) or F(2), as applicable.

(9) The Corporation will deliver all securities, cash (including, without limitation, cash in lieu of fractional shares of Common Stock) and any other property owing upon conversion no later than the third Business Day following the Change of Control Conversion Date. Notwithstanding the foregoing, the persons entitled to receive any shares of Common Stock or other securities delivered upon conversion will be deemed to have become the holders of record thereof as of the Change of Control Conversion Date.

(10) Notwithstanding any other provision contained in these terms of the Series F Preferred Stock, no holder of shares of Series F Preferred Stock will be entitled to convert such shares of Series F Preferred Stock into shares of Common Stock to the extent that receipt of such shares of Common Stock would cause such holder (or any other person) to have Beneficial Ownership or Constructive Ownership (each as defined in Section 4.07 of the Charter) in excess of the Aggregate Ownership Limit (as defined in Section 4.07 of the Charter).

(11) The Corporation has reserved and will reserve and keep available at all times, free of any preemptive rights arising by operation of law, under the Charter or Bylaws, under any agreement or instrument to which the Corporation or any of its subsidiaries is a party or otherwise, out of its authorized but unissued shares the maximum number of shares of Common Stock issuable upon conversion of the outstanding shares of Series F Preferred Stock until such time as all of the outstanding shares of Series F Preferred Stock shall have been converted, repurchased and retired or redeemed and retired. The Corporation covenants that all Common Stock, if any, issued upon conversion of the Series F Preferred Stock will upon issue be duly authorized, validly issued, fully paid and non-assessable and free from all taxes, liens and charges with respect to the issue thereof.

I. Restrictions on Ownership and Transfer to Preserve Tax Benefit. The Series F Preferred Stock is subject to all the limitations, terms and conditions of the Charter applicable to Shares (as such term is defined in the Charter) generally, including but not limited to the “Aggregate Share Ownership Limit” and the other terms and conditions (including exceptions and exemptions) of Section 4.07 of the Charter.

J. Miscellaneous.

(1) Conversion.  Except as provided in Paragraph H, the Series F Preferred Stock is not convertible into or exchangeable for any other property or securities of the Corporation.

(2) Preemptive Rights.  No holder of shares of Series F Preferred Stock, as such, shall have any preemptive or preferential right to subscribe for or to purchase any additional shares of any class or series of stock of the Corporation or any securities convertible into or exercisable or exchangeable for shares of any class or series of stock of the Corporation.

(3) Status of Redeemed, Converted and Reacquired Series F Preferred Stock.  In the event any shares of Series F Preferred Stock shall be redeemed, converted as provided in Paragraph H or otherwise reacquired by the Corporation, the shares so redeemed, converted or reacquired shall become authorized but unissued shares of Preferred Stock, without designation as to series or class but available for future issuance and reclassification by the Corporation.

(4) Severability.  If any preference, conversion or other right, voting power, restriction, limitation as to dividends or other distributions, qualification, term or condition of redemption or other term of the Series F Preferred Stock is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, then, to the extent permitted by law, all other preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, terms or conditions of redemption and other terms of the Series F Preferred Stock which can be given effect without the invalid, unlawful or unenforceable preference, conversion or other right, voting power, restriction, limitation as to dividends or other distributions, qualification, term or condition of redemption or other term of the Series F Preferred Stock shall remain in full force and effect and shall not be deemed dependent upon any other such preference, conversion or other right, voting power, restriction, limitation as to dividends or other distributions, qualification, term or condition of redemption or other term of the Series F Preferred Stock unless so expressed herein.

(5) Terms of the Series F Preferred Stock.  All references to the “terms” of the Series F Preferred Stock (and all similar references) shall include all of the preferences, conversion and other rights, voting powers, restrictions and limitations as to dividends and other distributions, qualifications, terms and conditions of redemption and other terms and provisions set forth in Paragraphs A through J, inclusive, hereof.

SECOND:  The shares have been classified and designated by the Board of Directors, or a duly authorized committee thereof, under the authority contained in the Charter.

THIRD:  These Articles Supplementary have been approved by the Board of Directors or a duly authorized committee thereof in the manner and by the vote required by law.

FOURTH:  The undersigned Chief Executive Officer of the Corporation acknowledges these Articles Supplementary to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned Chief Executive Officer of the Corporation acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

IN WITNESS WHEREOF, AMERICAN REALTY CAPITAL PROPERTIES, INC. has caused these Articles Supplementary to be executed under seal in its name and on its behalf by its Chief Executive Officer and attested to by its President, Secretary and Treasurer on this [  ] day of [        ], 2013.

AMERICAN REALTY PROPERTIES, INC.

By: Nicholas S. Schorsch Chief Executive Officer	(SEAL)

Attest:

Edward M. Weil, Jr.
President, Secretary and Treasurer

ANNEX E

Second Amendment To Agreement and Plan of Merger

This Second Amendment to Agreement and Plan of Merger (this “Amendment”), dated as of October 11, 2013 is entered into by and among American Realty Capital Properties, Inc., a Maryland corporation (“Parent”), ARC Properties Operating Partnership, L.P., a Delaware limited partnership and the operating partnership of Parent (the “Parent Operating Partnership”), Thunder Acquisition, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of the Parent Operating Partnership (“Merger Sub”), American Realty Capital Trust IV, Inc., a Maryland corporation (the “Company”), and American Realty Capital Operating Partnership IV, L.P., a Delaware limited partnership and the operating partnership of the Company (the “Company Operating Partnership”) (each, a “Party”, and collectively, the “Parties”). Capitalized terms used herein and not otherwise defined shall have the same meanings as set forth in the Agreement and Plan of Merger, dated as of July 1, 2013, as amended by the First Amended to Agreement and Plan of Merger, dated as of October 6, 2013, by and among the Parties (the “Agreement”).

WHEREAS, Section 8.4 of the Agreement provides that amendments may be made to the Agreement by execution of an instrument in writing signed by each of the Parties; and

WHEREAS, prior to entry into this Amendment all of the membership interests in Merger Sub were assigned from Parent to the Parent Operating Partnership; and

WHEREAS, the Parties wish to amend the Agreement in order to clarify certain provisions in the Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual covenants, agreements and provisions herein contained, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

1. Amendments to Agreement.

(a) Section 1.1(a) of the Agreement is amended by adding the following term:

““Exchange Ratio” shall mean 2.3961.”

(b) The following term in Section 1.1(a) of the Agreement is deleted in its entirety and replaced with the following:

““Parent Preferred Unit” shall mean a Parent Partnership Unit designated by the Parent Operating Partnership as a Series F Preferred Unit under the Parent Partnership Agreement with such rights and preferences substantially similar to the Series F Preferred Stock and which also shall be redeemable after one year of issuance for shares of Series F Preferred Stock or cash, at the election of Parent, on terms substantially similar to the redemption right provided to holders of Parent OP Units set forth in Section 8.04 in the Parent Partnership Agreement.”

(c) Section 2.5 of the Agreement is deleted in its entirety and replaced with the following:

“It is intended that, for U.S. federal, and applicable state, income tax purposes, the Merger will be treated as a taxable sale by the Company of all the Company’s assets to the Parent Operating Partnership in exchange for the Merger Consideration and the assumption of all the Company’s liabilities, followed by the distribution of such Merger Consideration to the stockholders of the Company in liquidation of the Company pursuant to Section 331 and Section 562 of the Code, and that this Agreement be, and is hereby adopted as, a “plan of liquidation” of the Company for U.S. federal income tax purposes. It is further intended for U.S. federal, and applicable state, income tax purposes that the Partnership Merger shall qualify as and constitute an “assets-over” form of merger under Treasury Regulations Section 1.708-1(c)(3)(i) with the Surviving Partnership as the continuation of the Parent Operating Partnership and the termination of the Company Operating Partnership and that, in the first step of the “assets-over” merger, assets of the Company OP having a fair market value equal to the aggregate cash consideration to be paid to the Company OP Unit holders shall be treated as having been sold by the Company OP to the Parent OP in exchange for such aggregate cash consideration.”

(d) In Section 3.1(a) of the Agreement, the section reference to “Section 3.1(a)(a)(i)” shall be deleted and replaced with a reference to “Section 3.1(a)(i)”.

(e) Section 3.1(b) of the Agreement is deleted in its entirety and replaced with the following:

“(b) At the Partnership Merger Effective Time, (i) by virtue of the Partnership Merger and without any action on the part of the holders of Company Partnership Units or Parent Partnership Units, each Company OP Unit (other than any Converted Company Unit) and each Company GP Unit (in each case, other than any Company Partnership Unit held by Merger Sub following the Merger) issued and outstanding immediately prior to the Partnership Merger Effective Time shall automatically be converted into (A) the Cash Consideration, (B) a number of validly issued Parent OP Units equal to the Common Exchange Ratio, and (C) a number of validly issued Parent Preferred Units equal to the Preferred Exchange Ratio, (ii) by virtue of the Partnership Merger and without any action on the part of the holders of Converted Company Units, each Converted Company Unit shall automatically be converted into a number of validly issued Parent OP Units equal to the Exchange Ratio, and (iii) by virtue of the Partnership Merger and without any action on the part of the holders of Company Class B Units, each issued and outstanding Company Class B Unit that was not converted into Company OP Units immediately prior to the Partnership Merger Effective Time shall automatically be converted into a number of validly issued Parent Class B Units equal to the Exchange Ratio (collectively, the “Partnership Merger Consideration”). The general partnership interest of the Parent Operating Partnership shall remain outstanding and constitute the only general partnership interest in the Surviving Partnership, and the Parent OP Units issued and outstanding immediately prior to the Partnership Merger Effective Time shall remain outstanding. At the Partnership Merger Effective Time, Company Partnership Units held by Merger Sub following the Merger shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and no payment shall be made with respect thereto.

(f) In Section 3.1(c) of the Agreement, the section references to “Section 1(a)(a)(ii)” shall each be deleted and replaced with a reference to “Section 3.1(a)(ii)”.

2. Full Force and Effect; Amendment. Except as expressly amended hereby, each term, provision and Exhibit of the Agreement (i) is hereby ratified and confirmed, (ii) is hereby incorporated herein and (iii) will and does remain in full force and effect. This Amendment may not be amended except by an instrument in writing signed by the Parties.

3. Interpretation. The Parties have participated jointly in the negotiation and drafting of this Amendment. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Amendment shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Amendment. When a reference is made in this Amendment to a Section, such reference shall be to a Section of this Amendment, unless otherwise indicated. The headings for this Amendment are for reference purposes only and shall not affect in any way the meaning or interpretation of this Amendment.

4. Severability. If any term or other provision of this Amendment is invalid, illegal or incapable of being enforced under any present or future Law, or public policy, (a) such term or other provision shall be fully separable, (b) this Amendment shall be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof, and (c) all other conditions and provisions of this Amendment shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable term or other provision or by its severance herefrom so long as the economic or legal substance of the transactions contemplated by this Amendment is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Amendment so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that transactions contemplated by this Amendment be consummated as originally contemplated to the fullest extent possible.

5. Counterparts. This Amendment may be executed in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Amendment by facsimile transmission or by e-mail of a pdf attachment shall be effective as delivery of a manually executed counterpart of this Amendment.

6. Governing Law. This Amendment and all Actions (whether based on contract, tort or otherwise), directly or indirectly, arising out of or relating to this Amendment or the actions of any Party in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with, the Laws of the State of Maryland, without giving effect to any choice or conflict of Laws provision or rule (whether of the State of Maryland or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Maryland.

7. Consent to Jurisdiction.

(a) Each of the Parties hereby irrevocably submits to the exclusive jurisdiction of the courts of the State of Maryland and to the jurisdiction of the United States District Court for the State of Maryland, for the purpose of any Action (whether based on contract, tort or otherwise), directly or indirectly, arising out of or relating to this Amendment or the actions of the Parties in the negotiation, administration, performance and enforcement thereof, and each of the Parties hereby irrevocably agrees that all claims in respect to such Action may be heard and determined exclusively in any Maryland state or federal court.

(b) Each of the Parties (i) irrevocably consents to the service of the summons and complaint and any other process in any other Action relating to the transactions contemplated by this Amendment, on behalf of itself or its property, in the manner provided by Section 9.2 of the Agreement and nothing in this Section 7 shall affect the right of any Party to serve legal process in any other manner permitted by Law, (ii) consents to submit itself to the personal jurisdiction of any United States federal court located in the State of Maryland or any Maryland state court in the event any dispute arises out of this Amendment or the transactions contemplated by this Amendment, (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iv) agrees that it will not bring any Action relating to this Amendment or the transactions contemplated by this Amendment in any court other than any United States federal court located in the State of Maryland or any Maryland state court. Each of the Parties agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

8. WAIVER OF JURY TRIAL.  EACH OF THE PARTIES ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE OUT OF OR RELATING TO THIS AMENDMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE), DIRECTLY OR INDIRECTLY, ARISING OUT OF OR RELATING TO THIS AMENDMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH OF THE PARTIES CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AMENDMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be duly executed and delivered as of the date first written above by their respective officers thereunto duly authorized.

AMERICAN REALTY CAPITAL PROPERTIES, INC.

By:	/s/ Nicholas S. Schorsch Name: Nicholas S. Schorsch Title: Chairman and Chief Executive Officer

THUNDER ACQUISITION, LLC

By:	ARC Properties Operating Partnership, L.P., its sole member
By:	American Realty Capital Properties, Inc., its General Partner
By:	/s/ Nicholas S. Schorsch Name: Nicholas S. Schorsch Title: Chairman and Chief Executive Officer

ARC PROPERTIES OPERATING PARTNERSHIP, L.P.

By:	American Realty Capital Properties, Inc., its General Partner
By:	/s/ Nicholas S. Schorsch Name: Nicholas S. Schorsch Title: Chairman and Chief Executive Officer

AMERICAN REALTY CAPITAL TRUST IV, INC.

By:	/s/ Edward M. Weil, Jr. Name: Edward M. Weil, Jr. Title: President and Chief Operating Officer

AMERICAN REALTY CAPITAL OPERATING PARTNERSHIP IV, L.P.

By:	American Realty Capital Trust IV, Inc., its General Partner
By:	/s/ Edward M. Weil, Jr. Name: Edward M. Weil, Jr. Title: President and Chief Operating Officer

ANNEX F

Unaudited Pro Forma Consolidated Information Relating to Acquisition of
GE Capital Portfolio by ARCT IV

Unaudited Pro Forma Consolidated Balance Sheet as of June 30, 2013	F-1
Notes to Unaudited Pro Forma Consolidated Balance Sheet	F-2
Unaudited Pro Forma Consolidated Statement of Operations for the six months ended June 30, 2013	F-5
Notes to Unaudited Pro Forma Consolidated Statement of Operations	F-6

AMERICAN REALTY CAPITAL TRUST IV, INC.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
AS OF JUNE 30, 2013

The following Unaudited Pro Forma Consolidated Balance Sheet is presented as if American Realty Capital Trust IV, Inc. (“the Company”) had acquired the remaining portion of the GE Capital Portfolio as of June 30, 2013. This financial statement should be read in conjunction with the Unaudited Pro Forma Consolidated Statement of Operations and the Company's historical financial statements and notes thereto in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2013. Land, land improvements, buildings, fixtures and acquired intangible lease assets include $898.2 million, comprised of $245.2 million, $572.0 million and $81.0 million provisionally assigned to land, land improvements, buildings and fixtures and acquired intangible lease assets of the GE Capital Portfolio, respectively, pending management's final analysis of the classification of the acquired assets. The Pro Forma Consolidated Balance Sheet is unaudited and is not necessarily indicative of what the actual financial position would have been had the Company acquired the GE Capital Portfolio as of June 30, 2013, nor does it purport to present the future financial position of the Company.

On June 27, 2013, July 31, 2013 and August 30, 2013 the Company acquired 377, 536 and eleven, respectively of the 955 properties in the GE Capital Portfolio. The remaining 31 properties of the GE Capital Portfolio purchase are expected to close during the fourth quarter of 2013. The purchase and sale agreement, however, includes provisions that allow the Company to exclude certain properties based on criteria related to issues with obtaining clear title to the property and properties exceeding certain delinquency thresholds among other provisions. Therefore, the Company cannot assure that all 955 properties in the GE Capital Portfolio presented in the accompanying Unaudited Pro Forma Consolidated Balance Sheet or the Unaudited Pro Forma Consolidated Statement of Operations will be included in the final purchased portfolio. Additionally, as of October 14, 2013, the Company has not acquired all of the properties and, although the closing of the remainder of the acquisition is subject to certain conditions, including the completion of due diligence, there can be no assurance that the Company will acquire any or all of the remaining 31 properties. However, the Company believes that the completion of such acquisitions is probable.

F-1

AMERICAN REALTY CAPITAL TRUST IV, INC.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
AS OF JUNE 30, 2013

(In thousands)	American Realty Capital Trust IV, Inc.(1)	GE Capital Portfolio(2)		Pro Forma American Realty Capital Trust IV, Inc.
Assets
Real estate investments, at cost:
Land	$249,931	$245,156	(3)	$495,087
Buildings, fixtures and improvements	770,009	572,031	(3)	1,342,040
Acquired intangible lease assets	113,465	81,002	(3)	194,467
Total real estate investments, at cost	1,133,405	898,189		2,031,594
Less: accumulated depreciation and amortization	(7,905)	—		(7,905)
Total real estate investments, net	1,125,500	898,189		2,023,689
Cash and cash equivalents	261,490	(173,556	)(2)	87,934
Derivatives, at fair value	41			41
Investments in direct financing leases, net	8,892	1,973	(4)	10,865
Investment securities, at fair value	68,082	—		68,082
Prepaid expenses and other assets	50,262	—		50,262
Receivable for issuances of common stock	443	—		443
Deferred costs, net	15,064			15,064
Total assets	$1,529,774	$726,606		$2,256,380
Liabilities and Stockholders' Equity
Mortgage notes payable	$2,124			$2,124
Senior secured credit facility	—	739,112	(5)	739,112
Accounts payable and accrued expenses	5,494	—		5,494
Deferred rent and other liabilities	1,796	—		1,796
Distributions payable	9,717	—		9,717
Total liabilities	19,131	739,112		758,243
Common stock	709	—		709
Additional paid-in capital	1,550,697	—		1,550,697
Accumulated other comprehensive loss	(1,337)	—		(1,337)
Accumulated deficit	(68,175)	(12,506	)(2)	(80,681)
Total stockholders' equity	1,481,894	(12,506)		1,469,388
Non-controlling interests	28,749			28,749
Total equity	1,510,643	726,606		1,498,137
Total liabilities and equity	$1,529,774	$726,606		$2,256,380

F-2

AMERICAN REALTY CAPITAL TRUST IV, INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
AS OF JUNE 30, 2013

Unaudited Pro Forma Consolidated Balance Sheet as of June 30, 2013:

(1)	Reflects the Company's historical unaudited consolidated Balance Sheet as of June 30, 2013, as previously filed.
(2)	Reflects the remaining portion of the GE Capital Portfolio acquisition. The remaining contract purchase price is approximately $898.2 million and associated acquisition costs of approximately $12.5 million primarily representing legal fees and deed transfer fees, funded through (a) cash and (b) borrowings under the Company's senior secured credit facility. The associated acquisition costs of approximately $12.5 million are expensed as incurred and accordingly are reflected as a charge to accumulated deficit.
(3)	The Company allocates the purchase price of acquired properties to tangible and identifiable intangible assets acquired based on their respective fair values. Tangible assets include land, land improvements, buildings, fixtures and tenant improvements on an as-if vacant basis. The Company utilizes various estimates, processes and information to determine the as-if vacant property value. Estimates of value are made using customary methods, including data from appraisals, comparable sales, discounted cash flow analysis and other methods. Amounts allocated to land, land improvements, buildings, fixtures, and tenant improvements are based on cost segregation studies performed by independent third-parties or the Company's analysis of comparable properties in its portfolio. Identifiable intangible assets include amounts allocated to acquire leases for above- and below-market lease rates and the value of in-place leases. Depreciation is computed using the straight-line method over the estimated lives of forty years for buildings, fifteen years for land improvements, five years for fixtures and the shorter of the useful life or the remaining lease term for tenant improvements.

The aggregate value of intangible assets and liabilities, as applicable, related to in-place leases is primarily the difference between the property valued with existing in-place leases adjusted to market rental rates and the property valued as if vacant. Factors considered in the analysis of the in-place lease intangibles include an estimate of carrying costs during the expected lease-up period for each property, taking into account current market conditions and costs to execute similar leases. In estimating carrying costs, the Company includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up period, which is estimated to be nine months. Estimates of costs to execute similar leases including leasing commissions, legal and other related expenses are also utilized. The value of in-place leases is amortized to expense over the initial term of the respective lease, which ranges from less than one year to 28 years. If a tenant terminates its lease, the unamortized portion of the in-place lease value and intangible is charged to expense.

Above-market and below-market in-place lease values are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between the contractual amounts to be paid pursuant to the in-place leases and management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The capitalized above-market lease intangibles are amortized as a decrease to rental income over the remaining term of the lease. The capitalized below-market lease values will be amortized as an increase to rental income over the remaining term and any fixed rate renewal periods provided within the respective leases. In determining the amortization period for below-market lease intangibles, the Company initially will consider, and periodically evaluate on a quarterly basis, the likelihood that a lessee will execute the renewal option. The likelihood that a lessee will execute the renewal option is determined by taking into consideration the tenant's payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located.

F-3

In making estimates of fair values for purposes of allocating purchase price, the Company utilizes a number of sources, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective property and other market data. The Company also considers information obtained about the property as a result of pre-acquisition due diligence, as well as subsequent marketing and leasing activities, in estimating the fair value of the tangible and intangible assets acquired and intangible liabilities assumed. The allocations presented in the accompanying Unaudited Pro Forma Consolidated Balance Sheet are substantially complete; however, there are certain items that will be finalized once additional information is received. Accordingly, these allocations are subject to revision when final information is available, although the Company does not expect future revisions to have a significant impact on its financial position or results of operations.

(4)	Represents the fair value of receivables applicable to leases on certain investment properties accounted for as direct financing leases. Amounts represent the discounted remaining cash flows on the respective leases. The estimates presented in the accompanying Unaudited Pro Forma Consolidated Balance Sheet are substantially complete; however, there are certain items that will be finalized once additional information is received. Accordingly, these estimates are subject to revision when final information is available, although the Company does not expect future revisions to have a significant impact on its financial position or results of operations.
(5)	Represents borrowings on the Company's existing senior secured credit facility to be used for the purchase of the GE Capital Portfolio.

F-4

AMERICAN REALTY CAPITAL TRUST IV, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2013

Unaudited Pro Forma Consolidated Statement of Operations for the six months ended June 30, 2013, are presented as if American Realty Capital Trust IV, Inc. (“the Company”) had acquired the GE Capital Portfolio as of the beginning of the period presented. These financial statements should be read in conjunction with the Unaudited Pro Forma Consolidated Balance Sheet and the Company's historical financial statements and notes thereto included in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2013. The Pro Forma Consolidated Statement of Operations are unaudited and are not necessarily indicative of what the actual results of operations would have been had the Company acquired the GE Capital Portfolio as of the beginning of the period presented, nor does it purport to present the future results of operations of the Company.

Unaudited Pro Forma Consolidated Statement of Operations for the six months ended June 30, 2013:

(In thousands)	American Realty Capital Trust IV, Inc.(1)	GE Capital Portfolio(2)	Pro Forma Adjustments GE Capital Portfolio		Pro Forma American Realty Capital Trust IV, Inc.
Revenues:
Rental income	$12,048	$49,500	$1,344	(3)	$62,892
Direct financing lease income	—	224	—		224
Operating expense reimbursement	634	166	—		800
Other income	—	68	—		68
Total revenues	12,682	49,958	1,344		63,984
Operating expenses:
Property operating	766	529	—		1,295
Merger and other transaction related	1,713				1,713
Acquisition and transaction related	26,890	—	—		26,890
General and administrative	1,392	—	—		1,392
Depreciation and amortization	7,590	—	23,690	(4)	31,280
Total operating expenses	38,351	529	23,690		62,570
Operating (loss) income	(25,669)	49,429	(22,346)		1,414
Other income (expense):
Interest expense	(186)	—	(6,615	)(5)	(6,801)
Income from investments	1,759				1,759
Other income	419	—	—		419
Total other expenses	1,992	—	(6,615)		(4,623)
Net (loss) income	(23,677)	49,429	(28,961)		(3,209)
Net (loss) income attributable to non-controlling interests	155		(34)		121
Net (loss) income attributable to stockholders	$(23,522)	$49,429	$(28,995)		$(3,088)

F-5

AMERICAN REALTY CAPITAL TRUST IV, INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2013

Unaudited Pro Forma Consolidated Statement of Operations for the six months ended June 30, 2013:

(1)	Reflects the Company's historical operations for the period indicated as previously filed.
(2)	Reflects the operations of the GE Capital Portfolio for the six months ended June 30, 2013.
(3)	Represents adjustments to estimated straight-line rent for lease terms as of the assumed acquisition date.
(4)	Represents the estimated depreciation and amortization of real estate investments and intangible lease assets had the property been acquired as of the beginning of each period presented. Depreciation is computed using the straight-line method over the estimated lives of fifteen years for land improvements, forty years for buildings and five years for fixtures. The value of in-place leases and tenant improvements are amortized to expense over the initial term of the respective leases, which ranges from less than less than one year to 28 years.
(5)	Represents estimated interest expense for the $739.1 million of borrowings on the Company's senior secured credit facility at an estimated annual rate of 1.79%.

Note: Pro forma adjustments exclude one-time acquisition costs of approximately $12.5 million primarily representing legal fees and deed transfer fees for the acquisitions of the GE Capital Portfolio.

F-6

APPENDIX I:

American Realty Capital Properties, Inc. Financial Statements

Report of Independent Registered Public Accounting Firm	Appendix I-2
Consolidated Balance Sheets as of December 31, 2012 and 2011	Appendix I-3
Consolidated Statements of Operations and Comprehensive Loss for the Years Ended December 31, 2012 and 2011 and the Period from December 2, 2010 (Date of Inception) to December 31, 2010	Appendix I-4
Consolidated Statement of Changes in Equity for the Years Ended December 31, 2012 and 2011 and the Period from December 2, 2010 (Date of Inception) to December 30, 2010	Appendix I-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2012 and 2011 and the Period from December 2, 2010 (Date of Inception) to December 30, 2010	Appendix I-6
Notes to Consolidated Financial Statements	Appendix I-8
Consolidated Balance Sheets as of June 30, 2013 (Unaudited) and December 31, 2012	Appendix I-43
Consolidated Statements of Operations and Comprehensive Loss for the Three and Six Months Ended June 30, 2013 and 2012 (Unaudited)	Appendix I-44
Consolidated Statement of Changes in Equity for the Six Months Ended June 30, 2013 (Unaudited)	Appendix I-46
Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2013 and 2012 (Unaudited)	Appendix I-47
Notes to Consolidated Financial Statements as of June 30, 2013 (Unaudited)	Appendix I-49
Management’s Discussion and Analysis of Financial Condition and Results of Operations	Appendix I-82

Appendix I-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
American Realty Capital Properties, Inc.

We have audited the accompanying consolidated balance sheets of American Realty Capital Properties, Inc. (a Maryland corporation) and subsidiaries (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for each of the two years in the period ended December 31, 2012 and for the period from December 2, 2010 (date of inception) to December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Realty Capital Properties, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2012 and for the period from December 2, 2010 (date of inception) to December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Philadelphia, Pennsylvania
May 7, 2013

Appendix I-2

AMERICAN REALTY CAPITAL PROPERTIES, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except for share and per share data)

	December 31,
	2012	2011
ASSETS
Real estate investments, at cost:
Land	$249,541	$25,624
Buildings, fixtures and improvements	1,336,726	161,925
Acquired intangible lease assets	212,223	21,777
Total real estate investments, at cost	1,798,490	209,326
Less: accumulated depreciation and amortization	(56,110)	(15,340)
Total real estate investments, net	1,742,380	193,986
Cash and cash equivalents	156,873	19,331
Investment securities, at fair value	41,654	—
Restricted cash	1,108	—
Prepaid expenses and other assets	7,416	2,050
Receivable for issuance of common stock	—	969
Deferred costs, net	15,356	3,424
Assets held for sale	665	1,818
Total assets	$1,965,452	$221,578
LIABILITIES AND EQUITY
Mortgage notes payable	$265,118	$35,320
Secured revolving credit facilities	124,604	42,407
Derivatives, at fair value	3,830	98
Accounts payable and accrued expenses	9,459	1,574
Deferred rent and other liabilities	4,336	887
Distributions payable	9,946	504
Total liabilities	417,293	80,790
Series A convertible preferred stock, $0.01 par value, 545,454 and 0 shares (liquidation preference $11.00 per share) authorized, issued and outstanding at December 31, 2012 and 2011, respectively	5	—
Series B convertible preferred stock, $0.01 par value, 283,018 and 0 shares (liquidation preference $10.60 per share) authorized, issued and outstanding at December 31, 2012 and 2011, respectively	3	—
Common stock, $0.01 par value, 240,000,000 shares authorized, 179,167,112 and 17,162,016 issued and outstanding at December 31, 2012 and December 31, 2011, respectively	1,792	172
Additional paid-in capital	1,653,900	144,230
Accumulated other comprehensive loss	(3,934)	(98)
Accumulated deficit	(120,072)	(7,218)
Total stockholders’ equity	1,531,694	137,086
Non-controlling interests	16,465	3,702
Total equity	1,548,159	140,788
Total liabilities and equity	$1,965,452	$221,578

The accompanying notes are an integral part of these statements.

Appendix I-3

AMERICAN REALTY CAPITAL PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In thousands, except for per share data)

	Year Ended December 31,		Period from December 2, 2010 (Date of Inception) to December 31, 2010
	2012	2011
Revenues:
Rental income	$64,791	$3,762	$—
Operating expense reimbursements	2,002	208	—
Total revenues	66,793	3,970	—
Operating expenses:
Acquisition related	42,761	3,898	—
Merger and other transaction related	2,603	—	—
Property operating	3,484	220	—
General and administrative	5,092	735	—
Depreciation and amortization	40,700	2,111	—
Operating fees to affiliates	212	—	—
Total operating expenses	94,852	6,964	—
Operating loss	(28,059)	(2,994)	—
Other income (expenses):
Interest expense	(11,856)	(960)	—
Income from investments	534	—	—
Other income	426	2	—
Total other expenses, net	(10,896)	(958)	—
Loss from continuing operations	(38,955)	(3,952)	—
Net loss from continuing operations attributable to non-controlling interests	255	69	—
Net loss from continuing operations attributable to stockholders	(38,700)	(3,883)	—
Discontinued operations:
Loss from operations of held for sale properties	(145)	(37)	—
Loss on held for sale properties	(600)	(815)	—
Net loss from discontinued operations	(745)	(852)	—
Net loss from discontinued operations attributable to non-controlling interests	46	36	—
Net loss from discontinued operations attributable to stockholders	(699)	(816)	—
Net loss	(39,700)	(4,804)	—
Net loss attributable to non-controlling interests	301	105	—
Net loss attributable to stockholders	(39,399)	(4,699)	—
Other comprehensive loss:
Designated derivatives, fair value adjustment	(3,743)	(98)	—
Unrealized loss on investment securities, net	(93)	—
Comprehensive loss	$(43,235)	$(4,797)	$—
Basic and diluted net loss per share from continuing operations attributable to common stockholders	$(0.38)	$(1.04)	$—
Basic and diluted net loss per share attributable to common stockholders	$(0.39)	$(1.26)	$—

The accompanying notes are an integral part of these statements.

Appendix I-4

AMERICAN REALTY CAPITAL PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands, except for share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stock-holders' Equity	Non-Controlling Interests	Total Equity
	Number of Shares	Par Value	Number of Shares	Par Value
Balance, Date of Inception	—	$—	—	$—	$—	$—	$—	$—	$—	$—
Issuance of common stock	—	—	20,000	—	200	—	—	200	—	200
Balance, December 31, 2010	—	—	20,000	—	200	—	—	200	—	200
Issuance of common stock	—	—	16,929,184	170	185,957	—	—	186,127	—	186,127
Offering costs, commissions and dealer manager fees	—	—	—	—	(21,752)	—	—	(21,752)	—	(21,752)
Common stock issued through distribution reinvestment plan	—	—	27,169	—	271	—	—	271	—	271
Share-based compensation	—	—	185,663	2	223	—	—	225	—	225
Distributions declared	—	—	—	—	—	—	(2,519)	(2,519)	—	(2,519)
Common stock repurchases	—	—	—	—	(25)	—	—	(25)	—	(25)
Contribution transactions	—	—	—	—	(16,769)	—	—	(16,769)	—	(16,769)
Contributions from non-controlling interest holders	—	—	—	—	(3,875)	—	—	(3,875)	3,875	—
Distributions to non-controlling interest holders	—	—	—	—	—	—	—	—	(68)	(68)
Net loss	—	—	—	—	—	—	(4,699)	(4,699)	(105)	(4,804)
Other comprehensive loss	—	—	—	—	—	(98)	—	(98)	—	(98)
Balance, December 31, 2011	—	—	17,162,016	172	144,230	(98)	(7,218)	137,086	3,702	140,788
Issuance of preferred stock	828,472	8	—	—	8,992	—	—	9,000	—	9,000
Issuance of common stock	—	—	159,396,558	1,594	1,656,213	—	—	1,657,807	—	1,657,807
Offering costs, commissions and dealer manager fees	—	—	—	—	(181,643)	—	—	(181,643)	—	(181,643)
Common stock issued through distribution reinvestment plan	—	—	2,678,451	27	26,757	—	—	26,784	—	26,784
Share-based compensation	—	—	111,566	1	1,223	—	—	1,224	—	1,224
Distributions declared	—	—	—	—	—	—	(73,455)	(73,455)	—	(73,455)
Common stock repurchases	—	—	(181,479)	(2)	(1,872)	—	—	(1,874)	—	(1,874)
OP units issued to acquire real estate investment	—	—	—	—	—	—	—	—	6,352	6,352
Contributions from non-controlling interest holders	—	—	—	—	—	—	—	—	7,375	7,375
Distributions to non-controlling interest holders	—	—	—	—	—	—	—	—	(663)	(663)
Net loss	—	—	—	—	—	—	(39,399)	(39,399)	(301)	(39,700)
Other comprehensive loss	—	—	—	—	—	(3,836)	—	(3,836)	—	(3,836)
Balance December 31, 2012	828,472	$8	179,167,112	$1,792	$1,653,900	$(3,934)	$(120,072)	$1,531,694	$16,465	$1,548,159

The accompanying notes are an integral part of these statements.

Appendix I-5

AMERICAN REALTY CAPITAL PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		Period from December 2, 2010 (Date of Inception) to December 31, 2010
	2012	2011
Cash flows from operating activities:
Net loss	$(39,700)	$(4,804)	$—
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	32,799	1,879	—
Amortization of intangible lease assets	7,901	244	—
Amortization of deferred costs	2,031	200	—
Amortization of above-market lease asset	116	—	—
Loss on held for sale properties	600	815	—
Share-based compensation	1,224	225	—
Changes in assets and liabilities:
Prepaid expenses and other assets	(4,932)	(546)	—
Accounts payable and accrued expenses	8,122	843	—
Deferred rent and other liabilities	3,449	887	—
Net cash provided by (used in) operating activities	11,610	(257)	—
Cash flows from investing activities:
Investments in real estate and other assets	(1,582,758)	(89,981)	—
Capital expenditures	(54)	—	—
Proceeds from sale of property held for sale	553	—	—
Deposits for real estate investments	(500)	—	—
Purchase of investment securities	(41,747)	—	—
Net cash used in investing activities	(1,624,506)	(89,981)	—
Cash flows from financing activities:
Proceeds from mortgage notes payable	229,798	21,470	—
Proceeds from senior secured revolving credit facility	82,319	2,066	—
Payments on senior secured revolving credit facility	(122)	(11,159)	—
Payments of deferred financing costs	(13,974)	(3,108)	—
Common stock repurchases	(1,534)	—	—
Proceeds from issuances of preferred shares	9,000	—	—
Proceeds from issuances of common stock	1,658,776	122,993	—
Payments of offering costs and fees related to stock issuances	(182,226)	(20,884)	—
Contributions from affiliate	—	2	—
Contributions from non-controlling interest holders	7,375	—	—
Distributions to non-controlling interest holders	(663)	(68)	—
Distributions paid	(37,223)	(1,743)	—
Advances from affiliates, net	20	—	—
Restricted cash	(1,108)	—
Net cash provided by financing activities	1,750,438	109,569	—
Net change in cash and cash equivalents	137,542	19,331	—
Cash and cash equivalents, beginning of period	19,331	—	—
Cash and cash equivalents, end of period	$156,873	$19,331	$—

The accompanying notes are an integral part of these statements.

Appendix I-6

AMERICAN REALTY CAPITAL PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS – (continued)
(In thousands)

	Year Ended December 31,		Period from December 2, 2010 (Date of Inception) to December 31, 2010
	2012	2011
Supplemental Disclosures:
Cash paid for interest	$8,983	$622	$—
Cash paid for income taxes	129	—	—
Non-cash investing and financing activities:
OP units issued to acquire real estate investment	6,352	—	—
Common stock issued through distribution reinvestment plan	26,784	271	—
Initial proceeds from senior secured revolving credit facility used to pay down mortgages assumed in Formation Transactions	—	51,500	—
Mortgage note payable contributed in Formation Transactions	—	13,850	—
Reclassification of deferred offering costs	—	—	681

The accompanying notes are an integral part of these statements.

Appendix I-7

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 1 — Organization

American Realty Capital Properties, Inc. (the “Company”), is a Maryland corporation incorporated on December 2, 2010 that qualified as a real estate investment trust for U.S. federal income tax purposes beginning in the year ended December 31, 2011. On September 6, 2011, the Company completed its initial public offering (the “IPO”) and its shares of common stock began trading on the NASDAQ Capital Market (“NASDAQ”) under the symbol “ARCP” on September 7, 2011.

The Company acquires, owns and operates single-tenant, freestanding commercial real estate properties. The Company has acquired a combination of long-term and medium-term leases and intends to continue to acquire properties with approximately 70% long-term leases and 30% medium-term leases, with an average remaining lease term of 10 to 12 years. The Company considers properties that are leased on a “medium-term” basis to mean properties originally leased long-term (ten years or longer) that currently have a primary remaining lease duration of generally three to eight years, on average. The Company expects this investment strategy to develop growth potential from below market leases. Additionally, the Company owns a portfolio that uniquely combines a portfolio of properties with stable income from high credit quality tenants, with properties that have substantial growth opportunities.

On February 28, 2013, the Company merged with American Realty Capital Trust III, Inc., a Maryland Corporation (“ARCT III”), (see Note 2 — Merger Agreement).

Prior to the Merger (as defined below) and continuing following the consummation of the Merger, substantially all of the Company’s business was and continues to be conducted through ARC Properties Operating Partnership, L.P. (the “OP”), a Delaware limited partnership. The Company is the sole general partner and holder of 99.1% of the equity interest in the OP as of December 31, 2012. ARC Real Estate Partners, LLC (the “Contributor”) and certain unaffiliated investors are limited partners and owners of 0.2% and 0.7%, respectively, of the equity interest in the OP. After holding units of limited partner interests in the OP (“OP Units”) for a period of one year, holders of OP Units have the right to convert OP Units for the cash value of a corresponding number of shares of the Company’s common stock or, at the option of the OP, a corresponding number of shares of the Company’s common stock, as allowed by the limited partnership agreement of the OP. All holders of units of equity ownership in the ARCT III operating partnership converted such units into the same class of equity ownership in the OP immediately upon consummation of the Merger. The remaining rights of the holders of OP Units are limited, however, and do not include the ability to replace the general partner or to approve the sale, purchase or refinancing of the OP’s assets.

The Company has retained ARC Properties Advisors, LLC (the “Manager”), a wholly owned subsidiary of the Sponsor, to manage its affairs on a day to day basis and, as a result, is generally externally managed. Prior to the Merger, the Company had no employees. In connection with the Merger, the Company internalized certain functions performed for it by the Sponsor and its affiliates prior to the Merger, including acquisition, accounting and portfolio management services and, as a result, the Company currently employs individuals performing such functions. ARCT III was externally managed by American Realty Capital Advisors III, LLC (the “ARCT III Advisor”). These affiliated parties, including the Manager, the Sponsor and Realty Capital Securities, LLC (“RCS” or the “Dealer Manager”), an entity which is under common ownership with the Sponsor, have performed services for the Company and ARCT III, in exchange for which they have received compensation, fees and expense reimbursements, and will continue to receive compensation, fees and expense reimbursements for providing on-going investment oversight and management services to the Company.

Formation Transactions

At the completion of the Company’s IPO, the Contributor, an affiliate of the Sponsor, contributed to the OP its indirect ownership interests in certain assets of ARC Income Properties, LLC and ARC Income Properties III, LLC (the “Contributed Companies”). Assets contributed included (1) 59 properties that are presently leased to RBS Citizens Bank, N.A. and Citizens Bank of Pennsylvania, or collectively, Citizens

Appendix I-8

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 1 — Organization  – (continued)

Bank, one property presently leased to Community Bank, N.A, or Community Bank, and one property leased to Home Depot U.S.A., Inc., or Home Depot, and (2) two vacant properties. Additionally, the OP assumed certain liabilities of the Contributed Companies, including $30.6 million of unsecured notes payable and $96.2 million of mortgage notes secured by the contributed properties.

Because the contribution was from an affiliate of the Sponsor and deemed to be a transaction between entities under common control, the assets and liabilities were recorded by the Company at the Contributor’s carrying amount, or book value, at the time of the contribution. The assets and liabilities of the Contributed Companies are summarized as follows (amounts in thousands):

Assets and liabilities of Contributed Companies, at carryover basis:
Real estate investments, net of accumulated depreciation and amortization of $13,453	$108,759
Other assets	2,402
Notes payable(1)	(30,626)
Mortgage notes payable(2)	(96,472)
Other liabilities	(834)
Net assets (liabilities) of Contributed Companies	$(16,771)

(1)	Notes payable were repaid from the proceeds of the Company’s IPO concurrently with closing.
(2)	$82.6 million of mortgage notes payable were refinanced with a new $51.5 million revolving credit facility and the remaining balance was repaid from the proceeds of the Company’s IPO concurrently with closing of the IPO.

Note 2 — Merger Agreement

On December 14, 2012, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with ARCT III and certain subsidiaries of each company. The Merger Agreement provided for the merger of ARCT III with and into a subsidiary of the Company (the “Merger”). The Merger was consummated on February 28, 2013.

Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, each outstanding share of common stock of ARCT III was converted into the right to receive (i) 0.95 of a share of the Company’s common stock, (the “Exchange Ratio”) or (ii) $12.00 in cash. In addition, each outstanding unit of equity ownership of the ARCT III OP was converted into the right to receive 0.95 of the same class of unit of equity ownership in the OP.

Upon the closing of the Merger, on February 28, 2013, 29.2 million shares, or 16.5% of the then outstanding shares of ARCT III’s common stock, were paid in cash at $12.00 per share, which is equivalent to 27.7 million shares of the Company’s common stock based on the Exchange Ratio. In addition, 148.1 million shares of ARCT III’s common stock were converted to shares of the Company’s common stock at the Exchange Ratio, resulting in an additional 140.7 million shares of the Company’s common stock outstanding after the exchange.

Upon the consummation of the Merger, American Realty Capital III Special Limited Partnership, LLC, the holder of the special limited partner interest in the American Realty Capital Operating Partnership III (the “ARCT III OP”), was entitled to subordinated distributions of net sales proceeds from ARCT III OP which resulted in the issuance of units of limited partner interests in the ARCT III OP, when after applying the Exchange Ratio, resulting in the issuance of an additional 7.3 million OP Units. The parties have agreed that such OP Units will be subject to a minimum one-year holding period before being exchangeable into the Company’s common stock.

Appendix I-9

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 2 — Merger Agreement  – (continued)

Upon consummation of the Merger, the vesting of the shares of the Company’s and ARCT III’s outstanding restricted stock was accelerated.

In connection with the Merger, the Company also had entered into an agreement with the Sponsor and its affiliates to internalize certain functions performed by them prior to the Merger, at no cost to the Company, including acquisition, accounting and portfolio management services (the “Internalization”). In connection with the Internalization, (i) the Company and its Sponsor terminated the acquisition and capital services agreement dated September 6, 2011, between the parties, which eliminated acquisition and financing fees payable by the Company and (ii) the Manager reduced asset management fees from an annualized 0.50% of the unadjusted book value of all of the Company’s assets to 0.50% for up to $3.0 billion of unadjusted book value of assets and 0.40% of unadjusted book value of assets greater than $3.0 billion. In addition, the Company paid $4.1 million for certain furniture, fixtures, equipment, and $1.7 million for other assets and certain costs associated with the Merger. The Company and the Manager are considered entities under common control, as such, the assets acquired from the Manager were recorded by the Company at their carryover basis.

Accounting Treatment of the Merger

The Company and ARCT III, to the Merger date, were considered to be entities under common control. Both entities’ advisors were wholly owned subsidiaries of the Sponsor. The Sponsor and its related parties have significant ownership interests in the Company and had significant ownership of ARCT III through the ownership of shares of common stock and other equity interests. In addition, the advisors of both entities were contractually eligible to charge potential fees for their services to both of the companies including asset management fees, incentive fees and other fees and continue to charge fees to the Company. Due to the significance of these fees, the advisors and ultimately the Sponsor is determined to have a significant economic interest in both companies in addition to having the power to direct the activities of the companies through advisory/management agreements, which qualifies them as affiliated companies under common control in accordance with generally accepted accounting principals in the United States (“U.S. GAAP”). The acquisition of an entity under common control is accounted for on the carryover basis of accounting whereby the assets and liabilities of the companies are recorded upon the merger on the same basis as they were carried by the companies on the Merger date. In addition, U.S. GAAP requires that we present historical financial information as if the entities were combined for each period presented, therefore all financial statements including the notes thereto are presented combining ARCP and ARCT III historical financial information.

New Credit Facility

On February 14, 2013, ARCT III, through ARCT III OP, its operating partnership, entered into an unsecured credit facility (the “New Credit Facility”), with Wells Fargo Bank, National Association, as administrative agent, RBS Citizens, N.A. and Regions Bank, as syndication agents, and Capital One, N.A. and JP Morgan Chase Bank, N.A., as documentation agents.

Additionally, upon consummation of the Merger, the Company’s senior secured revolving credit facility with RBS (the “RBS Facility”) of up to $150.0 million was paid off in full and terminated. ARCT III terminated the Senior Facility (as defined in Note 5 — Credit Facilities) agreement with RBS simultaneous with entering into the New Credit Facility.

See Note 5 — Credit Facilities for further description of the New Credit Facility and repayments and terminations of facilities upon the consummation of the Merger.

Appendix I-10

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 3 — Summary of Significant Accounting Policies

Basis of Accounting

The accompanying consolidated financial statements are prepared on the accrual basis of accounting in accordance with U.S. GAAP.

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. In determining whether the Company has a controlling financial interest in a joint venture and the requirement to consolidate the accounts of that entity, management considers factors such as ownership interest, authority to make decisions and contractual and substantive participating rights of the other partners or members as well as whether the entity is a variable interest entity for which the Company is the primary beneficiary.

Reclassification

Certain reclassifications have been made to the previously issued historical consolidated financial statements of the Company and ARCT III to conform to this consolidated presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management makes significant estimates regarding revenue recognition, to record investments in real estate, real estate taxes, and derivative financial instruments and hedging activities, as applicable.

Formation Transactions

Upon the effectiveness of the IPO, the Company acquired certain properties from affiliated entities of the Company and, as such, the Company was no longer considered to be in the development stage. The contribution of the properties from affiliates in the initial formation of the Company was accounted for as a reorganization of entities under common control and therefore all assets and liabilities related to the contributed properties were accounted for on the carryover basis of accounting whereby the real estate investments were contributed at amortized cost and all assets and liabilities of the predecessor entities became assets and liabilities of the Company.

Real Estate Investments

The Company records acquired real estate at cost and makes assessments as to the useful lives of depreciable assets. The Company considers the period of future benefit of the asset to determine the appropriate useful lives. Depreciation is computed using a straight-line method over the estimated useful life of 40 years for buildings, five to 15 years for building fixtures and improvements and the remaining lease term for acquired intangible lease assets.

Impairment of Long Lived Assets

Operations related to properties that have been sold or properties that are intended to be sold are presented as discontinued operations in the statement of operations for all periods presented, and properties intended to be sold are designated as “held for sale” on the accompanying consolidated balance sheets.

Appendix I-11

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 3 — Summary of Significant Accounting Policies  – (continued)

When circumstances indicate the carrying value of a property may not be recoverable, the Company reviews the asset for impairment. This review is based on an estimate of the future undiscounted cash flows, excluding interest charges, expected to result from the property’s use and eventual disposition. These estimates consider factors such as expected future operating income, market and other applicable trends and residual value, as well as the effects of leasing demand, competition and other factors. If impairment exists, due to the inability to recover the carrying value of a property, an impairment loss is recorded to the extent that the carrying value exceeds the estimated fair value of the property for properties to be held and used.

For properties held for sale, the impairment loss is the adjustment to fair value less estimated cost to dispose of the asset. These assessments have a direct impact on net income because recording an impairment loss results in an immediate negative adjustment to net income. At December 31, 2012, and 2011, the Company had one and two, respectively, vacant properties classified as properties held for sale. See Note 17 — Discontinued Operations and Properties Held for Sale.

Allocation of Purchase Price of Acquired Assets

The Company allocates the purchase price of acquired properties to tangible and identifiable intangible assets acquired based on their respective fair values. Tangible assets include land, buildings, equipment and tenant improvements on an as-if vacant basis. The Company utilizes various estimates, processes and information to determine the as-if vacant property value. Estimates of value are made using customary methods, including data from appraisals, comparable sales, discounted cash flow analysis and other methods. Identifiable intangible assets include amounts allocated to acquire leases for above- and below-market lease rates, the value of in-place leases, and the value of customer relationships.

Amounts allocated to land, buildings, equipment and fixtures are based on cost segregation studies performed by independent third-parties or on the Company’s analysis of comparable properties in its portfolio. Depreciation is computed using the straight-line method over the estimated lives of forty years for buildings, five to ten years for building equipment and fixtures, and the shorter of the useful life or the remaining lease term for tenant improvements.

The aggregate value of intangible assets related to in-place leases is primarily the difference between the property valued with existing in-place leases adjusted to market rental rates and the property valued as if vacant. Factors considered by the Company in its analysis of the in-place lease intangibles include an estimate of carrying costs during the expected lease-up period for each property, taking into account current market conditions and costs to execute similar leases. In estimating carrying costs, the Company includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up period, which typically ranges from six to 18 months. The Company also estimates costs to execute similar leases including leasing commissions, legal and other related expenses.

Above-market and below-market in-place lease values for owned properties are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between the contractual amounts to be paid pursuant to the in-place leases and management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The capitalized above-market lease intangibles are amortized as a decrease to rental income over the remaining term of the lease. The capitalized below-market lease values will be amortized as an increase to rental income over the remaining term and any fixed rate renewal periods provided within the respective leases. In determining the amortization period for below-market lease intangibles, the Company initially will consider, and periodically evaluate on a quarterly basis, the likelihood that a lessee will execute the renewal option. The likelihood that a lessee will execute the renewal option is determined by taking into consideration the tenant’s payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located.

Appendix I-12

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 3 — Summary of Significant Accounting Policies  – (continued)

The aggregate value of intangibles assets related to customer relationships is measured based on the Company’s evaluation of the specific characteristics of each tenant’s lease and the Company’s overall relationship with the tenant. Characteristics considered by the Company in determining these values include the nature and extent of the Company’s existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant’s credit quality and expectations of lease renewals, among other factors.

The value of in-place leases is amortized to expense over the initial term of the respective leases, which range primarily from 2 to 20 years. The value of customer relationship intangibles is amortized to expense over the initial term and any renewal periods in the respective leases, but in no event does the amortization period for intangible assets exceed the remaining depreciable life of the building. If a tenant terminates its lease, the unamortized portion of the in-place lease value and customer relationship intangibles is charged to expense.

In making estimates of fair values for purposes of allocating purchase price, the Company utilizes a number of sources, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective property and other market data. The Company also considers information obtained about each property as a result of its pre-acquisition due diligence, as well as subsequent marketing and leasing activities, in estimating the fair value of the tangible and intangible assets acquired and intangible liabilities assumed.

Intangible lease assets of the Company consist of the following as of December 31, 2012 and 2011 (amounts in thousands):

	December 31,
	2012	2011
In-place leases, gross	$210,959	$21,777
Accumulated amortization on in-place leases	(11,183)	(3,282)
In-place leases, net of accumulated amortization	199,776	18,495
Above market leases, gross	1,264	—
Accumulated amortization on above market leases	(116)	—
Above market leases, net of accumulated amortization	1,148	—
Total intangible lease assets, net	$200,924	$18,495

The following table provides the weighted-average amortization period as of December 31, 2012 for intangible lease assets and the projected amortization expense and adjustments of rental income for the next five years of the Company (amounts in thousands):

	Weighted- Average Amortization Period in Years	2013	2014	2015	2016	2017
In-place leases:
Total to be included in amortization expense	11.9	$19,265	$19,234	$18,855	$18,586	$18,049
Above market leases:
Total to be included in rental income	5.0	$252	$252	$252	$252	$122
Total intangible lease assets	11.9

Appendix I-13

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 3 — Summary of Significant Accounting Policies  – (continued)

Cash and Cash Equivalents

Cash and cash equivalents include cash in bank accounts as well as investments in highly-liquid money market funds with original maturities of three months or less.

The Company deposits cash with high quality financial institutions. These deposits are guaranteed by the Federal Deposit Insurance Company (“FDIC”) up to an insurance limit. At December 31, 2012 and 2011, the Company had deposits of $156.9 million and $19.3 million, respectively, of which $154.8 million and $18.5 million were in excess of the amount insured by the FDIC. Although the Company bears risk to amounts in excess of those insured by the FDIC, it does not anticipate any losses as a result.

Restricted Cash

Restricted cash primarily consists of reserves related to lease expirations as well as maintenance, structural, and debt service reserves.

Deferred Costs, Net

Deferred costs, net consists of deferred financing costs net of accumulated amortization, deferred leasing costs net of accumulated amortization and deferred offering costs.

Deferred financing costs represent commitment fees, legal fees, and other costs associated with obtaining commitments for financing. These costs are amortized over the terms of the respective financing agreements using the effective interest method. Unamortized deferred financing costs are expensed when the associated debt is refinanced or repaid before maturity. Costs incurred in seeking financial transactions that do not close are expensed in the period in which it is determined the financing will not close. At December 31, 2012 and 2011, the Company had $15.1 million and $3.1 million, respectively, of deferred financing costs net of accumulated amortization.

Deferred leasing costs, consisting primarily of lease commissions and payments made to assume existing leases, are deferred and amortized over the term of the lease. At December 31, 2012 and 2011, the Company had $0.2 million and $0.3 million, respectively, of deferred leasing costs, net of accumulated amortization.

Deferred offering costs represent professional fees, fees paid to various regulatory agencies, and other costs incurred in connection with registering to sell shares of the Company’s common stock. As of December 31, 2012, the Company had $0.1 million of deferred offering costs related to the Company’s $500.0 million universal shelf and resale registration statements filed with the SEC in August 2012. As of December 31, 2011, the Company had no deferred offering costs.

Share Repurchase Program

ARCT III’s board of directors had adopted a Share Repurchase Program (“SRP”) that enabled stockholders to sell their shares to ARCT III in limited circumstances. The SRP permitted investors to sell their shares back to ARCT III after they had held them for at least one year, subject to the significant conditions and limitations described below.

The purchase price per share depended on the length of time investors had held such shares as follows: after one year from the purchase date — the lower of $9.25 or 92.5% of the amount they actually paid for each share; after two years from the purchase date — the lower of $9.50 or 95.0% of the amount they actually paid for each share; after three years from the purchase date — the lower of $9.75 or 97.5% of the amount they actually paid for each share; and after four years from the purchase date — the lower of $10.00 or 100% of the amount they actually paid for each share.

ARCT III was only authorized to repurchase shares pursuant to the SRP up to the value of shares issued under the DRIP and limited the amount spent to repurchase shares in a given quarter to the value of the shares issued under the DRIP in that same quarter.

Appendix I-14

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 3 — Summary of Significant Accounting Policies  – (continued)

When a stockholder requested repurchases and the repurchases were approved by ARCT III’s board of directors, it reclassified such obligation from equity to a liability based on the settlement value of the obligation. The following table reflects the number of shares repurchased for the years ended December 31, 2012 and 2011. There were no repurchases requested or fulfilled during the period from October 15, 2010 (“ARCT III’s date of inception”) to December 31, 2010.

Year ended December 31,	Number of Requests	Number of Shares	Average Price per Share
2011	1	2,375	$10.00
2012	73	179,104	9.93
Cumulative repurchase requests as of December 31, 2012(1)	74	181,479	$9.93

(1)	Includes unfulfilled repurchase requests for 35,180 shares at a average price per share of $9.86, which were approved for repurchase as of December 31, 2012.

Upon the Merger the SRP was terminated.

Distribution Reinvestment Plan

Pursuant to the ARCT III distribution reinvestment plan or (“DRIP”), stockholders could have elected to reinvest distributions by purchasing shares of ARCT III common stock in lieu of receiving cash. No dealer manager fees or selling commissions were paid with respect to shares purchased pursuant to the DRIP. Participants purchasing shares pursuant to the DRIP had the same rights and were treated in the same manner as if such shares were issued pursuant to ARCT III’s initial public offering (the “ARCT III IPO”). Shares issued under the DRIP were recorded within stockholders’ equity in the accompanying consolidated balance sheets in the period distributions were declared. During the years ended December 31, 2012 and 2011, ARCT III issued 2.7 million and 27,169 shares of common stock, respectively, with a value of $26.8 million and $0.3 million, respectively, in each case with a par value per share of $0.01, pursuant to the DRIP. Upon the Merger, the DRIP was terminated.

Derivative Instruments

The Company may use derivative financial instruments to hedge all or a portion of the interest rate risk associated with its borrowings. Certain of the techniques used to hedge exposure to interest rate fluctuations may also be used to protect against declines in the market value of assets that result from general trends in debt markets. The principal objective of such agreements is to minimize the risks and/or costs associated with the Company’s operating and financial structure as well as to hedge specific anticipated transactions.

The Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Derivatives may also be designated as hedges of the foreign currency exposure of a net investment in a foreign operation. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. The Company may enter into derivative contracts that are intended to economically hedge certain of its risk, even though hedge accounting does not apply or the Company elects not to apply hedge accounting.

Appendix I-15

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 3 — Summary of Significant Accounting Policies  – (continued)

The accounting for subsequent changes in the fair value of these derivatives depends on whether each has been designed and qualifies for hedge accounting treatment. If the Company elects not to apply hedge accounting treatment, any changes in the fair value of these derivative instruments is recognized immediately in gains (losses) on derivative instruments in the consolidated statement of operations. If the derivative is designated and qualifies for hedge accounting treatment the change in the estimated fair value of the derivative is recorded in other comprehensive income (loss) to the extent that it is effective. Any ineffective portion of a derivative’s change in fair value will be immediately recognized in earnings.

Revenue Recognition

Upon the acquisition of real estate, certain properties will have leases where minimum rent payments increase during the term of the lease. The Company will record rental revenue for the full term of each lease on a straight-line basis. When the Company acquires a property, the term of existing leases is considered to commence as of the acquisition date for the purposes of this calculation. Cost recoveries from tenants are included in tenant reimbursement income in the period the related costs are incurred, as applicable.

The Company’s revenues, which are derived primarily from rental income, include rents that each tenant pays in accordance with the terms of each lease reported on a straight-line basis over the initial term of the lease. Since many of the leases provide for rental increases at specified intervals, straight-line basis accounting requires the Company to record a receivable, and include in revenues, unbilled rent receivables that the Company will only receive if the tenant makes all rent payments required through the expiration of the initial term of the lease. The Company defers the revenue related to lease payments received from tenants in advance of their due dates.

The Company continually reviews receivables related to rent and unbilled rent receivables and determines collectability by taking into consideration the tenant’s payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located. In the event that the collectability of a receivable is in doubt, the Company will record an increase in the allowance for uncollectible accounts or record a direct write-off of the receivable in the consolidated statements of operations and comprehensive loss. As of December 31, 2012 and 2011, the Company determined that there was no allowance for uncollectible accounts necessary.

Offering and Related Costs

Offering and related costs include costs incurred in connection with the Company’s issuance of common stock. These costs include, but are not limited to, (i) legal, accounting, printing, mailing and filing fees; (ii) escrow related fees, and (iii) reimbursement to the Dealer Manager for amounts they paid to reimburse the bonified due diligence expenses of broker-dealers.

Share-Based Compensation

The Company has a stock-based incentive award plan for its affiliated Manager, non-executive directors, officers, other employees and independent contractors who are providing services to the Company, as applicable, and a non-executive director restricted share plan, which are accounted for under the guidance for share-based payments. The expense for such awards is included in general and administrative expenses and is recognized over the vesting period or when the requirements for exercise of the award have been met. See Note 12 — Share-Based Compensation for additional information on these plans.

Appendix I-16

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 3 — Summary of Significant Accounting Policies  – (continued)

Income Taxes

Each of the Company and ARCT III qualified as REITs under Sections 856 through 860 of the Internal Revenue Code (the “Code”) commencing with the taxable year ended December 31, 2011. Being qualified for taxation as a REIT, each of the Company and ARCT III generally will not be subject to federal corporate income tax to the extent it distributes its REIT taxable income to its stockholders, and so long as it distributes at least 90% of its REIT taxable income. REITs are subject to a number of other organizational and operational requirements. Each of the Company and ARCT III may still be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

Per Share Data

Income (loss) per basic share of common stock is calculated by dividing net income (loss) less dividends on unvested restricted stock and dividends on preferred shares by the weighted-average number of shares of common stock issued and outstanding during such period. Diluted income (loss) per share of common stock considers the effect of potentially dilutive shares of common stock outstanding during the period.

Reportable Segments

The Company has determined that it has one reportable segment, with activities related to investing in real estate. The Company’s investments in real estate generate rental revenue and other income through the leasing of properties, which comprised 100% of its total consolidated revenues. Although the Company’s investments in real estate will be geographically diversified throughout the United States, management evaluates operating performance on an individual property level. The Company’s properties have been aggregated into one reportable segment.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (the “FASB”) issued guidance that expands the existing disclosure requirements for fair value measurements, primarily for Level 3 measurements, which are measurements based on unobservable inputs such as the Company’s own data. This guidance is largely consistent with current fair value measurement principles with few exceptions that do not result in a change in general practice. The guidance was applied prospectively and was effective for interim and annual reporting periods ending after December 15, 2011. The adoption of this guidance did not have a material impact on the Company’s financial position or results of operations as the guidance relates only to disclosure requirements.

In June 2011, the FASB issued guidance requiring entities to present items of net income and other comprehensive income either in one continuous statement — referred to as the statement of comprehensive income — or in two separate, but consecutive, statements of net income and other comprehensive income. The new guidance does not change which components of comprehensive income are recognized in net income or other comprehensive income, or when an item of other comprehensive income must be reclassified to net income. In December 2011, the FASB deferred certain provisions of this guidance related to the presentation of certain reclassification adjustments out of accumulated other comprehensive income, by component in both the statement and the statement where the reclassification is presented. This guidance was applied prospectively and was effective for interim and annual reporting periods ended after December 15, 2011. The adoption of this guidance did not have a material impact on the Company’s financial position or results of operations but changed the location of the presentation of other comprehensive income to more closely associate the disclosure with net income.

Appendix I-17

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 3 — Summary of Significant Accounting Policies  – (continued)

In September 2011, the FASB issued guidance that allows entities to perform a qualitative analysis as the first step in determining whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is determined that it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, then a quantitative analysis for impairment is not required. The guidance was effective for interim and annual impairment tests for fiscal periods beginning after December 15, 2011. The adoption of this guidance did not have a material impact on the Company’s financial position or results of operations.

In December 2011, the FASB issued guidance which contains new disclosure requirements regarding the nature of and entity’s rights of offset and related arrangements associated with its financial instruments and derivative instruments. The new disclosures are designed to make financial statements prepared under U.S. GAAP more comparable to those prepared under International Financial Reporting Standards and will give the financial statement users information about both gross and net exposures. The guidance is effective for interim and annual reporting periods beginning on or after January 1, 2013. The adoption of this guidance is not expected to have a material impact on the Company’s financial position or results of operations.

In July 2012, the FASB issued revised guidance intended to simplify how an entity tests indefinite-lived intangible assets for impairment. The amendments will allow an entity first to assess qualitative factors to determine whether it is necessary to perform a quantitative impairment test. An entity will no longer be required to calculate the fair value of an indefinite-lived intangible asset and perform the quantitative test unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amendments are effective for annual and interim indefinite-lived intangible asset impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption was permitted. The adoption of this guidance did not have a material impact on the Company’s consolidated financial position, results of operations, or cash flows.

In February 2013, the FASB issued guidance which requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. The guidance is effective for annual and interim periods beginning after December 15, 2012 with early adoption permitted. The adoption of this guidance, which is related to disclosure only, did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In February 2013, the FASB issued new accounting guidance clarifying the accounting and disclosure requirements for obligations resulting from joint and several liability arrangements for which the total amount under the arrangement is fixed at the reporting date. The new guidance is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2013. The Company does not expect the adoption of this guidance to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

Appendix I-18

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 4 — Real Estate Investments

The following table presents the allocation of the assets acquired and liabilities of the Company assumed during the periods presented (dollar amounts in thousands):

	Year Ended December 31,
	2012	2011
Real estate investments, at cost:
Land	$223,917	$25,624
Buildings, fixtures and improvements	1,174,747	161,925
Total tangible assets	1,398,664	187,549
Acquired intangibles:
In-place leases	189,182	21,777
Above market leases	1,264	—
Total real estate investments acquired	1,589,110	209,326
OP Units issued to acquire real estate investments	(6,352)	—
Cash paid to acquire real estate investments(1)	$1,582,758	$209,326
Number of properties acquired	524	129

(1)	For the year ended December 31, 2011, the amount includes the properties that were contributed in September 2011 in conjunction with the completion of the Company’s IPO by the Contributor at amortized cost as well as $17.5 million of properties acquired by the Company following its IPO.

The Company owns and operates commercial properties. As of December 31, 2012, the Company owned 654 properties, one of which was vacant and classified as held for sale. As of December 31, 2011, the Company owned 131 properties, two of which were vacant and classified as held for sale. The Contributor, an affiliate of the Sponsor, contributed 63 properties (the “Contributed Properties”) in September 2011 in conjunction with the completion of the IPO at amortized cost.

The following table reflects the number and related purchase prices of properties acquired during the years ended December 31, 2012 and 2011 of the Company (dollar amounts in thousands):

	Number of Properties	Base Purchase Price
Year ended December 31, 2011	129	$209,326
Year ended December 31, 2012(1)	524	1,589,110
Total portfolio as of December 31, 2012	653	$1,798,436

(1)	Buildings, fixtures and improvements have been provisionally allocated for two properties with an aggregate purchase price of $183.9 million pending receipt of the cost segregation analyses on such assets being prepared by a third party specialist.

Appendix I-19

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 4 — Real Estate Investments  – (continued)

The following table presents unaudited pro forma information as if the acquisitions during the year ended December 31, 2012, had been consummated on December 2, 2010 (date of inception). Additionally, the unaudited pro forma net loss attributable to stockholders was adjusted to reclass acquisition and transaction related expenses of $42.8 million from the year ended December 31, 2012 to the period from December 2, 2010 to December 31, 2010.

(Amounts in thousands)	Year Ended December 31,		Period from December 2, 2010 (Date of Inception) to December 31, 2010
	2012	2011
Pro forma revenues	$146,821	$144,081	$26,989
Pro forma net income (loss) attributable to stockholders	$27,816	$27,052	$(33,660)

Future Lease Payments

The following table presents future minimum base rental cash payments due to the Company over the next five years and thereafter. These amounts exclude contingent rent payments, as applicable, that may be collected from certain tenants based on provisions related to sales thresholds and increases in annual rent based on exceeding certain economic indexes among other items (amounts in thousands):

Future Minimum Base Rent Payments
2013	$140,200
2014	140,941
2015	141,292
2016	141,579
2017	138,411
Thereafter	955,557
Total	$1,657,980

Tenant Concentration

The following table lists the tenants of the Company whose annualized rental income on a straight-line basis represented greater than 10% of consolidated annualized rental income on a straight-line basis as of December 31, 2012 and 2011. Annualized rental income for net leases is rental income on a straight-line basis as of December 31, 2012, which includes the effect of tenant concessions such as free rent, as applicable. The Company did not own any properties as of December 31, 2010.

Tenant	2012	2011
Dollar General	12.3%	20.8%
Citizens Bank	11.8%	40.8%
FedEx	10.2%	*
Home Depot	*	13.7%
Walgreens	*	11.1%

*	The tenants’ annualized rental income was not greater than 10% of total annualized rental income for all portfolio properties as of the period specified.

Appendix I-20

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 4 — Real Estate Investments  – (continued)

The termination, delinquency or non-renewal of one or more leases by any of the above tenants may have a material effect on revenues. No other tenant represents more than 10% of the annualized rental income for the periods presented.

Geographic Concentration

The following table lists the states where the Company has concentrations of properties where annual rental income on a straight-line basis represented greater than 10% of consolidated annualized rental income on a straight-line basis as of December 31, 2012 and 2011:

State	2012	2011
Illinois	11.2%	*
South Carolina	*	15.2%
Ohio	*	12.9%
Michigan	*	17.4%

*	The state’s annualized rental income was not greater than 10% of total annualized rental income for all portfolio properties as of the period specified.

Note 5 — Credit Facilities

On September 7, 2011, the Company obtained a senior secured revolving credit facility with RBS of up to $150.0 million subject to providing qualified collateral, among other conditions. The proceeds of advances made under the credit agreement may have been used to finance the acquisition of net leased, investment or non-investment grade leased properties and for other permitted corporate purposes. Up to $10.0 million of the facility was available for letters of credit. The credit agreement had a term of 36 months and a maturity date of September 7, 2014, and could have been be extended at the Company’s option for an additional 24 months.

Any advance made under the credit facility bore floating interest at per annum rates equal to the one-month London Interbank Offered Rate (“LIBOR”) plus 2.15% to 2.90% depending on the Company’s loan to value ratio as specified in the credit agreement. In the event of a default, the lender had the right to terminate its obligations under the credit agreement, including the funding of future advances, and to accelerate the payment on any unpaid principal amounts outstanding. The credit facility required a fee of 0.15% on the unused balance if amounts outstanding under the facility are 50% or more of the total facility amount and 0.25% on the unused balance if amounts outstanding under the facility were less than 50% of the total facility amount.

As of December 31, 2012, there was $124.6 million outstanding on this facility, which bore an interest rate of 3.11%, collateralized by 114 properties. At December 31, 2012, there was $20.4 million available to the Company for future borrowings. At December 31, 2011, there was $42.4 million outstanding on this facility with an interest rate of 3.17%, collateralized by 59 properties. In conjunction with the Merger the credit facility was repaid in full and terminated.

On July 20, 2012, ARCT III, through ARCT III OP, entered into a senior revolving credit facility (the “Senior Facility”) in the amount of $100.0 million with RBS. The Senior Facility had a term of 36 months and a maturity date in July 2015, and could have been extended for an additional 12 months. ARCT III had the option, based upon its corporate leverage, to draw loans under the Senior Facility priced at either: (a) LIBOR, plus an applicable margin that ranges from 2.10% to 3.50%; or (b) the Base Rate, plus an applicable margin that ranges from 2.50% to 3.00%. Base Rate is defined in the Senior Facility agreement as the greater of (i) the fluctuating annual rate of interest announced from time to time by RBS as its “prime

Appendix I-21

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 5 — Credit Facilities  – (continued)

rate” or (ii) 1.0% above the federal funds effective rate. The Senior Facility included an unused fee per annum of 0.25% and 0.15%, if the unused balance of the Senior Facility exceeded or was less than 50% of the available facility, respectively.

The Senior Facility provided for monthly interest payments, with all principal outstanding being due on the maturity date. Borrowings under the Senior Facility were permitted to be prepaid from time to time and at any time, in whole or in part, without premium or penalty, subject to reimbursement of certain costs and expenses. In the event of a default, each lender had the right to terminate its obligations under the Senior Facility, and to accelerate the payment on any unpaid principal amount of all outstanding loans. ARCT III had guaranteed the obligations under the Senior Facility. The Senior Facility required ARCT III to meet certain financial covenants, including the maintenance of certain financial ratios (such as specified debt to equity and debt service coverage ratios) as well as the maintenance of a minimum net worth. As of December 31, 2012, ARCT III was in compliance with the debt covenants under the Senior Facility agreement.

As of December 31, 2012, ARCT III had no outstanding borrowings under the Senior Facility. ARCT III incurred $0.1 million in unused fees during the year ended December 31, 2012.

On February 14, 2013, simultaneous with ARCT III entering into the New Credit Facility, ARCT III terminated the Senior Facility agreement with RBS.

The Company’s sources of financing generally require financial covenants, as well as restrictions on corporate guarantees, the maintenance of certain financial ratios (such as specified debt to equity and debt service coverage ratios) as well as the maintenance of a minimum net worth. At December 31, 2012 and 2011, the Company was in compliance with the debt covenants under the RBS Facility agreement.

New Credit Facility

On February14, 2013, ARCT III, entered into the New Credit Facility with Wells Fargo Bank, National Association, as administrative agent, RBS and Regions Bank, as syndication agents, and Capital One, N.A. and JP Morgan Chase Bank, N.A., as documentation agents. Since that date the facility has been augmented to increase the commitments of certain lenders and add Bank of America N.A., Barclays Bank PLC, TD Bank N.A., U.S. Bank N.A., Union Bank N.A., UBS AG, Comerica Bank and First Tennessee Bank, as lenders.

These additional commitments increased the facility to $1.45 billion. The New Credit Facility has an accordion feature, which if exercised in full, the aggregate commitments (comprised of revolving, term loan and delayed draw commitments) under the credit agreement would be $2.5 billion, subject to borrowing base availability.

The New Credit Facility contains a $810.0 million term loan facility and a $640.0 million revolving credit facility. Loans under the New Credit Facility are priced at a floating interest rate of LIBOR plus 1.60% to 2.20%, based upon the Company’s current leverage. To the extent that the Company receives an investment grade credit rating as determined by a major credit rating agency, at the Company’s election, advances under the New Credit Facility will be priced at their applicable rate plus 0.90% to 1.75% and term loans will be priced at a floating interest rate of LIBOR plus 1.15% to 2.00%, based upon the Company’s then current investment grade credit rating. The Company may also make fixed rate borrowings under the New Credit Facility.

The New Credit Facility provides for monthly interest payments. In the event of a default, each lender has the right to terminate its obligations under the credit facility, and to accelerate the payment on any unpaid principal amount of all outstanding loans. The Company has guaranteed the obligations under the credit facility. The revolving credit facility will terminate on February 14, 2017, unless extended, to which the term loan facility will terminate on February 14, 2018. The Company may prepay borrowings under the New Credit Facility and, to the extent that borrowings are unused under the revolving credit facility and the term

Appendix I-22

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 5 — Credit Facilities  – (continued)

loan facility, the Company incurs an unused fee of 0.15% to 0.25% per annum on the unused amount depending on the unused balance as a percentage of the total facility and the type of funding. The New Credit Facility also requires the Company to maintain certain property available for collateral as a condition to funding.

Note 6 — Mortgage Notes Payable

The Company’s mortgage notes payable consist of the following as of December 31, 2012 and 2011 (dollar amounts in thousands):

	Encumbered Properties	Outstanding Loan Amount	Weighted Average Effective Interest Rate(1)	Weighted Average Maturity(2)
December 31, 2012	164	$265,118	4.28%	5.51
December 31, 2011	29	$35,320	4.54%	4.40

(1)	Mortgage notes payable have fixed rates or rates that are fixed through the use of derivative instruments. Effective interest rates range from 3.32% to 6.13% at December 31, 2012 and 3.75% to 5.32% at December 31, 2011.
(2)	Weighted average remaining years until maturity as of December 31, 2012 and 2011, respectively.

The following table summarizes the scheduled aggregate principal repayments subsequent to December 31, 2012 (amounts in thousands):

Year	Total
2013	$74
2014	189
2015	13,767
2016	16,820
2017	164,968
Thereafter	69,300
Total	$265,118

The Company’s mortgage loan agreements generally require financial covenants as well as restrictions on corporate guarantees, the maintenance of certain financial ratios (such as specified debt to equity and debt service coverage ratios). As of December 31, 2012 and 2011, the Company was in compliance with the debt covenants under the mortgage loan agreements.

Note 7 — Investment Securities

At December 31, 2012, the Company had investments in redeemable preferred stock and senior notes, accounted for as debt securities, with a fair value of $41.7 million. These investments were considered available-for-sale securities and therefore increases or decreases in the fair value of these investments are recorded in accumulated other comprehensive income as a component of equity on the consolidated balance sheet unless the securities are considered to be permanently impaired at which time the losses are reclassified to expense.

Appendix I-23

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 7 — Investment Securities  – (continued)

The following table details the unrealized gains and losses on investment securities as of December 31, 2012. The Company did not have any such investments as of December 31, 2011 (amounts in thousands):

	December 31, 2012
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Investment securities	$41,747	$223	$(316)	$41,654

The Company’s preferred stock investments were redeemable at the respective issuer’s option after five years from issuance. The senior notes had a weighted-average maturity of 29.6 years and a weighted-average interest rate of 5.7% as of December 31, 2012. These investments were sold in February 2013.

Note 8 — Fair Value of Financial Instruments

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. The guidance defines three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

Level 3 — Unobservable inputs that reflect the entity’s own assumptions about the assumptions that market participants would use in the pricing of the asset or liability and are consequently not based on market activity, but rather through particular valuation techniques.

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company evaluates its hierarchy disclosures each quarter and depending on various factors, it is possible that an asset or liability may be classified differently from quarter to quarter. However, the Company expects that changes in classifications between levels will be rare.

Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with those derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by the Company and its counterparties. However, as of December 31, 2012, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation of the Company’s derivatives. As a result, the Company has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy. The Company’s interest rate cap derivative measured at fair value on a recurring basis as of December 31, 2012 was zero and was classified in Level 2 of the fair value hierarchy.

Appendix I-24

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 8 — Fair Value of Financial Instruments  – (continued)

The valuation of derivative instruments is determined using a discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, as well as observable market-based inputs, including interest rate curves and implied volatilities. In addition, credit valuation adjustments, are incorporated into the fair values to account for the Company’s potential nonperformance risk and the performance risk of the counterparties.

The Company’s preferred units, senior note investments and common stock are in active markets and therefore, due to the availability of quoted market prices in active markets, classified these investments as Level 1 in the fair value hierarchy.

The following table presents information about the Company’s assets and liabilities (including derivatives that are presented net) measured at fair value on a recurring basis as of December 31, 2012 and 2011, aggregated by the level in the fair value hierarchy within which those instruments fall (amounts in thousands):

	Quoted Prices in Active Markets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
December 31, 2012
Investment securities	$41,654	$—	$—	$41,654
Interest rate swaps	$—	$(3,830)	$—	$(3,830)
Total	$41,654	$(3,830)	$—	$37,824
December 31, 2011
Interest rate swap	$—	$(98)	$—	$(98)

A review of the fair value hierarchy classification is conducted on a quarterly basis. Changes in the type of inputs may result in a reclassification for certain assets. There were no transfers between Level 1 and Level 2 of the fair value hierarchy during the year ended December 31, 2012.

The Company is required to disclose the fair value of financial instruments for which it is practicable to estimate that value. The fair value of short-term financial instruments such as cash and cash equivalents, due to affiliates and accounts payable approximate their carrying value on the accompanying consolidated balance sheets due to their short-term nature.

The fair values of the Company’s financial instruments that are not reported at fair value on the consolidated balance sheets are reported below (amounts in thousands):

	Level	Carrying Amount at December 31, 2012	Fair Value at December 31, 2012	Carrying Amount at December 31, 2011	Fair Value at December 31, 2011
Mortgage notes payable	3	$265,118	$271,056	$35,320	$35,686
Senior secured revolving credit facility	3	$124,604	$124,604	$42,407	$42,407

The fair value of mortgage notes payable are obtained by calculating the present value at current market rates. The terms of the RBS Facility and the Company’s level ratio are considered commensurate with the market, as such the outstanding balance on the facility approximates fair value.

Appendix I-25

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 9 — Derivatives and Hedging Activities

Risk Management Objective of Using Derivatives

The Company may use derivative financial instruments, including interest rate swaps, caps, options, floors and other interest rate derivative contracts, to hedge all or a portion of the interest rate risk associated with its borrowings. The principal objective of such arrangements is to minimize the risks and/or costs associated with the Company’s operating and financial structure as well as to hedge specific anticipated transactions. The Company does not intend to utilize derivatives for speculative or other purposes other than interest rate risk management. The use of derivative financial instruments carries certain risks, including the risk that the counterparties to these contractual arrangements are not able to perform under the agreements. To mitigate this risk, the Company only enters into derivative financial instruments with counterparties with high credit ratings and with major financial institutions with which the Company and its affiliates may also have other financial relationships. The Company does not anticipate that any of the counterparties will fail to meet their obligations.

Cash Flow Hedges of Interest Rate Risk

The Company’s objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company primarily uses interest rate swaps and caps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. Interest rate caps designated as cash flow hedges involve the receipt of variable-rate amounts if interest rates rise above the cap strike rate on the contract.

The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in accumulated other comprehensive income and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. Such derivatives are used to hedge the variable cash flows associated with forecasted variable-rate debt. The ineffective portion of the change in fair value of the derivatives is recognized directly in earnings.

Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest expense as interest payments are made on the Company’s variable-rate debt. During the next 12 months, the Company estimates that an additional $1.5 million will be reclassified from other comprehensive income as an increase to interest expense.

As of December 31, 2012, the Company had the following outstanding interest rate derivatives that were designated as cash flow hedges of interest rate risk (dollar amounts in thousands):

Interest Rate Derivative	Balance Sheet Location	Number of Instruments	Notional Amount
Interest Rate Swaps	Derivatives, at fair value	7	$152,590
Interest Rate Cap	Derivatives, at fair value	1	50,000
Total		8	$202,590

As of December 31, 2011, the Company had the following outstanding interest rate derivatives that were designated as cash flow hedges of interest rate risk (dollar amounts in thousands):

Interest Rate Derivative	Balance Sheet Location	Number of Instruments	Notional Amount
Interest Rate Swap	Derivatives, at fair value	1	$5,060

Appendix I-26

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 9 — Derivatives and Hedging Activities  – (continued)

Derivatives Designated as Hedging Instruments

The table below presents the fair value of the Company’s derivative financial instruments as well as their classification on the consolidated balance sheets as of December 31, 2012 and 2011 (amounts in thousands):

	Balance Sheet Location	December 31, 2012	December 31, 2011
Interest Rate Swaps	Derivatives, at fair value	$(3,830)	$(98)
Interest Rate Cap	Derivatives, at fair value	—	NA (1)
Total		$(3,830)	$(98)

(1)	NA means not applicable

The table below details the location in the consolidated financial statements of the gain or loss recognized on interest rate derivatives designated as cash flow hedges for the years ended December 31, 2012 and 2011 (amounts in thousands). The Company had no active derivatives during the period from the Company’s date of inception to December 31, 2010.

	Year Ended December 31,
	2012	2011
Amount of loss recognized in accumulated other comprehensive loss from interest rate derivatives (effective portion)	$(4,684)	$(111)
Amount of loss reclassified from accumulated other comprehensive loss into income as interest expense (effective portion)	$(941)	$(13)
Amount of loss recognized in income on derivative (ineffective portion, reclassifications of missed forecasted transactions and amounts excluded from effectiveness testing)*	$(1)	$—

*	The Company reclassified to interest expense, less than $1,000 of other comprehensive loss into earnings due to hedged forecasted transactions no longer probable of occurring.

Credit-risk-related Contingent Features

The Company has agreements with each of its derivative counterparties that contain a provision where if the Company either defaults or is capable of being declared in default on any of its indebtedness, then the Company could also be declared in default on its derivative obligations.

As of December 31, 2012, the fair value of the derivatives in a net liability position, including accrued interest but excluding any adjustment for nonperformance risk related to these agreements was $4.1 million. As of December 31, 2012, the Company has not posted any collateral related to these agreements and was not in breach of any agreement provisions. If the Company had breached any of these provisions, it could have been required to settle its obligations under the agreements at their aggregate termination value of $4.1 million at December 31, 2012.

Note 10 — Convertible Preferred Stock

On May 11, 2012, the Company entered into a securities purchase agreement with an unaffiliated third party that is an “accredited investor” (as defined in Rule 501 of Regulation D as promulgated under the Securities Act of 1933, as amended) pursuant to which the Company sold 545,454 shares of the Company’s Series A convertible preferred stock for gross proceeds of $6.0 million and aggregate net proceeds of $5.8 million after offering-related fees and expenses.
Appendix I-27

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 10 — Convertible Preferred Stock  – (continued)

The Series A convertible preferred stock has a liquidation preference of $11.00 per share, plus accrued and unpaid dividends, and a redemption premium equal to one percent (1%). Commencing on May 31, 2012, the Company has been paying cumulative dividends on the Series A convertible preferred stock monthly in arrears at the annualized rate of $0.77 per share.

The Series A convertible preferred stock is convertible into the Company’s common stock, at the option of the holder of the Series A convertible preferred stock, at a conversion price equal to $11.00 per share, beginning one year after the date of issuance. The Company, at its option at any time, may redeem the Series A convertible preferred stock, in whole or in part, at $11.00 per share.

On July 24, 2012, the Company entered into a securities purchase agreement with an unaffiliated third party that is an “accredited investor” (as defined in Rule 501 of Regulation D as promulgated under the Securities Act of 1933, as amended) pursuant to which the Company sold 283,018 shares of the Company’s Series B convertible preferred stock for gross proceeds of approximately $3.0 million. After deducting offering-related fees and expenses, the aggregate net proceeds to the Company from the sale of the Series B convertible preferred stock were approximately $3.0 million.

The Series B convertible preferred stock has a liquidation preference of $10.60 per share, plus accrued and unpaid dividends, and a redemption premium equal to one percent (1%). Commencing on August 15, 2012, the Company has been paying cumulative dividends on the Series B convertible preferred stock monthly in arrears at an annualized rate of $0.74 per share.

The Series B convertible preferred stock is convertible into the Company’s common stock, at the option of the holder of the Series B convertible preferred stock, at a conversion price equal to $10.60 per share, beginning one year after the date of issuance. The Company, at its option at any time, may redeem the Series B convertible preferred stock, in whole or in part, at $10.60 per share.

The Series A convertible preferred stock and the Series B convertible preferred stock each ranks senior to the Company’s common stock and on parity with each other, and junior to any other preferred stock the Company may issue other than additional series of the Series A convertible preferred stock or Series B convertible preferred stock.

Note 11 — Common Stock

On August 1, 2012, the Company filed a $500.0 million universal shelf registration statement and a resale registration statement with the SEC. Each registration statement became effective on August 17, 2012. As of March 31, 2013, we had issued 2.1 million shares of common stock through a follow on offering and pursuant to the ATM (as defined below) offering under the $500.0 million universal shelf registration statement. No preferred stock, debt or equity-linked security had been issued under the $500.0 million universal shelf registration statement. The resale registration statement, as amended, registers the resale of up to 1,882,248 shares of common stock issued in connection with any future conversion of certain currently outstanding restricted shares, convertible preferred stock or limited partnership interests in the OP. As of March 31, 2013, no common stock had been issued under the resale registration statement.

On March 14, 2013, the Company filed a universal automatic shelf registration statement and achieved well-known seasoned issuer (“WKSI”) status. The Company intends to maintain both the $500.0 million universal shelf registration statement and the WKSI universal automatic shelf registration statement.

In January 2013, the Company commenced its “at the market” equity offering program (“ATM”) in which it may from time to time offer and sell shares of its common stock having an aggregate offering proceeds of up to $60.0 million. The shares will be issued pursuant to the Company’s $500.0 million universal shelf registration statement.

Appendix I-28

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 11 — Common Stock  – (continued)

The following are the Company’s public equity offerings of common stock (dollar amounts in millions) since inception through March 31, 2013:

Type of offering	Closing Date	Number of Shares	Gross Proceeds
IPO	September 7, 2011	5,574,131	$67.4
Follow on offering	November 2, 2011	1,497,924	15.8
Underwriters’ over allotment	November 7, 2011	74,979	0.8
Follow on offering	June 18, 2012	3,250,000	30.3
Underwriters’ over allotment	July 9, 2012	487,500	4.6
Follow on offering	January 29, 2013	2,070,000	26.7
ATM	January 1 – March 31, 2013	61,000	0.8
Total		13,015,534	$146.4

The table above excludes 140.7 million shares of common stock that was issued to the share holders of ARCT III’s common stock in conjunction with the Merger.

The consolidated financial statements are presented as if the Merger had occurred prior to December 31, 2012, resulting in total common stock issued and outstanding of 179.2 million shares, including restricted shares of 0.3 million. Such calculation of the Company’s common stock issued and outstanding at December 31, 2012 is based on the combination of 11.2 million shares of the Company’s common stock issued and outstanding prior to the Merger, and 168.0 million shares of the Company’s common stock based upon the Exchange Ratio applied on 176.9 million shares of ARCT III common stock upon consummation of the Merger, pursuant to the Merger Agreement, if all ARCT III shares were converted to Company stock.

Upon the closing of the Merger, 29.2 million shares of the then outstanding shares of ARCT III’s common stock were paid in cash at $12.00 per share, which equals 27.7 million shares of the Company’s common stock after the application of the Exchange Ratio. In addition, upon closing of the Merger, 148.1 million shares of ARCT III’s common stock were converted to shares of Company’s common stock at the Exchange Ratio, resulting in an additional 140.7 million shares of the Company’s common stock outstanding after the exchange.

The Company’s board of directors has authorized, and the Company began paying, dividends since October 2011 on the fifteenth day of each month to stockholders of record on the eight day of such month. Since October 2011, the board of directors of the Company has authorized the following increases in the Company’s dividend.

Dividend increase declaration date	Annualized dividend per share	Effective date
September 7, 2011	$0.8750	October 9, 2011
February 27, 2012	$0.8800	March 9, 2012
March 16, 2012	$0.8850	June 9, 2012
June 27, 2012	$0.8900	September 9, 2012
September 30, 2012	$0.8950	November 9, 2012
November 29, 2012	$0.9000	February 9, 2013
March 17, 2013	$0.9100	June 8, 2013

Appendix I-29

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 12 — Share-Based Compensation

Equity Plan

The Company has adopted the American Realty Capital Properties, Inc. Equity Plan (the “Equity Plan”), which provides for the grant of stock options, restricted shares of common stock, restricted stock units, dividend equivalent rights and other equity-based awards to the Manager, non-executive directors, officers and other employees and independent contractors, including employees or directors of the Manager and its affiliates who are providing services to the Company.

The Company authorized and reserved a total number of shares equal to 10.0% of the total number of issued and outstanding shares of common stock (on a fully diluted basis assuming the redemption of all OP Units for shares of common stock) to be issued at any time under the Equity Plan for equity incentive awards excluding an initial grant of 167,400 shares to the Manager in connection with the IPO. All such awards of shares will vest ratably on a quarterly or annual basis over a three-year period beginning on the first anniversary of the date of grant and shall provide for “distribution equivalents” with respect to this restricted stock, whether or not vested, at the same time and in the same amounts as dividends are paid to the stockholders.

In February 2013, the Company granted 325,000 restricted shares of common stock to the Manager and certain employees. These shares did not vest upon the consummation of the Merger but will vest ratably over a three-year period and shall provide for “distribution equivalents” with respect to this restricted stock, whether or not vested, at the same time and in the same amounts as dividends are paid to the stockholders.

Director Stock Plan

The Company has adopted the American Realty Capital Properties, Inc. Non-Executive Director Stock Plan (the “Director Stock Plan”), which provides for the grant of restricted shares of common stock to each of the Company’s three independent directors, each of whom is a non-executive director. Awards of restricted stock will vest ratably over a five-year period following the first anniversary of the date of grant in increments of 20.0% per annum, subject to the director’s continued service on the board of directors, and shall provide for “distribution equivalents” with respect to this restricted stock, whether or not vested, at the same time and in the same amounts as distributions are paid to the stockholders. At December 31, 2012, a total of 99,000 shares of common stock are reserved for issuance under the Director Stock Plan.

The fair value of restricted common stock awards under the Equity Plan and Director Stock Plan is determined on the grant date using the closing stock price on NASDAQ that day. The fair value of restricted common stock under the Equity Plan and Director Stock Plan is updated at the end of each quarter based on the quarter end closing stock price through the final vesting date.

Restricted Share Plan

ARCT III had an employee and director incentive restricted share plan (the “RSP”), which provided for the automatic grant of 3,000 restricted shares of common stock to each of its independent directors, without any further action by ARCT III’s board of directors or its stockholders, on the date of initial election to the board of directors and on the date of each annual stockholder’s meeting thereafter. Restricted stock issued to independent directors vested over a five-year period following the first anniversary of the date of grant in increments of 20.0% per annum. The RSP provided ARCT III with the ability to grant awards of restricted shares to its directors, officers and employees (if ARCT III ever had employees), employees of ARCT III’s Advisor and its affiliates, employees of entities that provided services to ARCT III, directors of the ARCT III Advisor or of entities that provided services to ARCT III, certain consultants to ARCT III and the ARCT III Advisor and its affiliates or to entities that provided services to ARCT III.

Appendix I-30

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 12 — Share-Based Compensation  – (continued)

The following tables detail the restricted shares activity within the Equity Plan, Director Stock Plan and RSP during the years ended December 31, 2012 and 2011:

Restricted Share Awards

	Equity Plan		Director Stock Plan
	Number of Restricted Common Shares	Weighted-Average Issue Price	Number of Restricted Common Shares	Weighted- Average Issue Price
Awarded, January 1, 2011	—	$—	—	$—
Granted	167,400	12.50	14,700	11.50
Awarded December 31, 2011	167,400	12.50	14,700	11.50
Granted	93,683	10.65	23,250	10.45
Forfeited	(1,174)	10.65	(7,650)	11.54
Awarded December 31, 2012	259,909	$11.84	30,300	$10.68

Unvested Restricted Shares

	Equity Plan		RPS & Director Stock Plan
	Number of Restricted Common Shares	Weighted- Average Issue Price	Number of Restricted Common Shares	Weighted- Average Issue Price
Unvested, January 1, 2011	—	$—	—	$—
Granted	167,400	12.50	14,700	11.50
Vested	(13,950)	12.50	—	—
Unvested, December 31, 2011	153,450	12.50	14,700	11.50
Granted	93,683	10.65	23,250	10.45
Vested	(59,556)	12.42	(2,370)	11.88
Forfeited	(1,174)	10.65	(7,650)	11.54
Unvested, December 31, 2012	186,403	$11.62	27,930	$10.58

In connection with the Merger, each share of restricted stock outstanding as of immediately prior to the effective date of the Merger became fully vested.

For the years ended December 31, 2012 and 2011, compensation expense for restricted shares was $1.2 million and $0.2 million, respectively. There was $0.1 million compensation expense for restricted shares for the year ended December 31, 2010.

Stock Option Plan

ARCT III had a stock option plan (the “Stock Option Plan”) which authorized the grant of nonqualified stock options to its independent directors, officers, advisors, consultants and other personnel, subject to the absolute discretion of its board of directors and the applicable limitations of the Stock Option Plan. The exercise price for all stock options granted under the Stock Option Plan were fixed at $10.00 per share until the ARCT III IPO terminated, and thereafter the exercise price for stock options granted to the independent directors were equal to the fair market value of a share on the last business day preceding the annual meeting of stockholders. A total of 0.5 million shares had been authorized and reserved for issuance under the Stock Option Plan. As of December 31, 2012 and 2011, no stock options were issued under the Stock Option Plan. The Stock Option Plan was terminated in February 2013.

Appendix I-31

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 12 — Share-Based Compensation  – (continued)

Multi-Year Performance Plan

Upon consummation of the Merger, the Company entered into the 2013 Advisor Multi-Year Outperformance Agreement (the “OPP”) with the Manager, whereby the Manager will be able to potentially earn compensation upon the attainment of stockholder value creation targets.

Under the OPP, the manager was granted 8,241,101 long term incentive plan units (“LTIP Units”) of the OP, which will be earned or forfeited based on the Company’s total return to stockholders (including both share price appreciation and common stock distributions) (“Total Return”), for the three year period consisting of:

•	Absolute Component: 4.0% of any excess Total Return attained above an absolute hurdle of 7.0% for each annual measurement period, non-compounded, 14.0% for the interim measurement period and 21.0% for the full performance period; and
•	Relative Component: 4.0% of any excess Total Return attained above the Total Return for the performance period of a peer group comprised of the following companies: CapLease, Inc.; EPR Properties; Getty Realty Corporation; Lexington Realty Trust; National Retail Properties, Inc.; and Realty Income Corporation.

The award will be funded (“OPP Pool”) up to a maximum award opportunity equal to 5% of the Company’s equity market capitalization at the Merger date of $2.1 billion (the “OPP Cap”). Awards under the OPP are dependent on achieving an annual hurdle, that commenced December 11, 2012, an interim (two-year) hurdle and then the aforementioned three-year hurdle ending on December 31, 2015.

In order to further ensure that the interests of the Manager are aligned with the Company’s investors, the Relative Component is subject to a ratable sliding scale factor as follows:

•	100.0% will be earned if the Company attains a median Total Return of at least 6.0% for each annual measurement period, non-compounded, at least 12.0% for the interim measurement period, and at least 18.0% for the full performance period;
•	50.0% will be earned if the Company attains a median Total Return of at least 0.0% for each measurement period;
•	0.0% will be earned if the Company attains a median Total Return of less than 0.0% for each measurement period; and
•	A percentage from 50.0% to 100.0% calculated by linear interpolation will be earned if the Company’s median Total Return is between 0.0% and th percentage set for each measurement period.

For each year during the performance period a portion of the OPP Cap equal to a maximum of up to 1.25% of the Company’s equity market capitalization of $2.1 billion will be “locked-in” based upon the attainment of the performance hurdles set forth above for each annual measurement period. In addition, a portion of the OPP Cap equal to a maximum of up to 3.0% of the Company’s equity market capitalization will be “locked-in” based upon the attainment of the performance hurdles set forth above for the interim measurement period, which if achieved, will supersede and negate any prior “locked-in” portion based upon annual performance through December 31, 2013 and 2014 (i.e., a maximum award opportunity equal to a maximum of up to 3.0% of the Company’s equity market capitalization may be “locked-in” through December 31. 2014).

Appendix I-32

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 12 — Share-Based Compensation  – (continued)

Following the performance period, the Absolute Component and the Relative Component will be calculated separately and then added together to determine the aggregate award earned under the OPP, which will be the lesser of the sum of the two components and the OPP Cap. The OPP Pool will be used to determine the number of LTIP units that vest. Any unvested LTIP units will be immediately forfeited on December 31, 2015. At March 31, 2013, 100% of the pool has been allocated.

The Manager will be entitled to convert 33.3% of the LTIP units earned into OP Units on each of December 31, 2015, 2016 and 2017 and within 30 days following such date. In addition, the OPP provides for accelerated earning and vesting of LTIP Units and redemption of vested LTIP Units for cash if the Manager is terminated or if the Company experiences a change in control. The Manager will be entitled to receive a tax gross-up in the event that any amounts paid to it under the OPP constitute “parachute payments” as defined in Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”).

The fair value of the LTIP Units granted are being amortized over the performance period. The Company did not incur expenses for the OPP during the years ended December 31, 2012 and 2011, respectively.

Other Share-Based Compensation

ARCT III was permitted to issue common stock in lieu of cash to pay fees earned by its directors, at the respective director’s election. There were no restrictions on the shares issued since these payments in lieu of cash relate to fees earned for services performed. The following table reflects the shares of ARCT III common stock issued to directors in lieu of cash compensation (dollar amounts in thousands):

	Year Ended December 31,
	2012	2011
Shares issued in lieu of cash	3,457	3,562.5
Value of shares issued in lieu of cash	$33	$34

Note 13 — Commitments and Contingencies

Future Lease Payments

The Company entered into a ground lease agreement related to the acquisition of a Walgreens Pharmacy. The following table reflects the minimum base rental cash payments due from the Company over the next five years and thereafter under this arrangement (amounts in thousands):

Future Minimum Base Rent Payments
2013	$160
2014	160
2015	160
2016	160
2017	160
Thereafter	600
Total	$1,400

Appendix I-33

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 13 — Commitments and Contingencies  – (continued)

Litigation

In the ordinary course of business, the Company may become subject to litigation or claims. There are no material legal proceedings pending or known to be contemplated against the Company, except as follows:

Since the announcement of the Merger Agreement on December 17, 2012, Randell Quaal filed a putative class action lawsuit filed on January 19, 2013 against the Company, the OP, ARCT III, ARCT III OP, the members of the board of directors of ARCT III and certain subsidiaries of the Company in the Supreme Court of the State of New York. The lawsuit alleges, among other things, that the board of ARCT III breached its fiduciary duties in connection with the transactions contemplated under the Merger Agreement. In February 2013, the parties agreed to a memorandum of understanding regarding settlement of all claims asserted on behalf of the alleged class of ARCT III stockholders. In connection with the settlement contemplated by that memorandum of understanding, the class action and all claims asserted therein will be dismissed, subject to court approval. The proposed settlement terms required ARCT III to make certain additional disclosures related to the Merger, which were included in a Current Report on Form 8-K filed by ARCT III with the SEC on February 21, 2013. The memorandum of understanding also added that the parties will enter into a stipulation of settlement, which will be subject to customary conditions, including confirmatory discovery and court approval following notice to ARCT III’s stockholders. If the parties enter into a stipulation of settlement, a hearing will be scheduled at which the court will consider the fairness, reasonableness and adequacy of the settlement. There can be no assurance that the parties will ultimately enter into a stipulation of settlement, that the court will approve any proposed settlement, or that any eventual settlement will be under the same terms as those contemplated by the memorandum of understanding, therefore any losses that may be incurred to settle this matter are not determinable.

The Company maintains directors and officers liability insurance which the Company believes should provide coverage to the Company and its officers and directors for most or all of any costs, settlements or judgments resulting from the lawsuit.

Environmental Matters

In connection with the ownership and operation of real estate, the Company may potentially be liable for costs and damages related to environmental matters. The Company has not been notified by any governmental authority of any non-compliance, liability or other claim, and is not aware of any other environmental condition, in each case, that it believes will have a material adverse effect on the results of operations.

Note 14 — Related Party Transactions and Arrangements

Common Stock Ownership

Certain affiliates of the Company have purchased shares of the Company’s common stock. As of December 31, 2012 and 2011, certain affiliates owned 1.39% and 12.22%, respectively, of the Company’s common stock outstanding on a fully diluted basis, including OP Units and Class B Units in the OP.

The Company has issued restricted stock to the Manager and non-executive directors in conjunction with a share-based compensation plan. See Note 12 — Share-Based Compensation.

Fees Paid in Connection with Common Stock Offerings

RCS received selling commissions of 6% of the gross offering proceeds from the sale of the Company’s common stock in the IPO. In addition, RCS received dealer manager fees of 2% of the gross offering proceeds before reallowance to participating broker-dealers in the IPO. RCS was permitted to re-allow all or a portion of its dealer manager fee to participating broker-dealers.

Appendix I-34

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 14 — Related Party Transactions and Arrangements  – (continued)

In addition, RCS, served as the dealer manager of the ARCT III IPO. RCS received fees and compensation in connection with the sale of ARCT III’s common stock in the ARCT III IPO. RCS received a selling commission of up to 7% of gross offering proceeds before reallowance of commissions earned by participating broker-dealers in the ARCT III IPO. In addition, RCS received up to 3% of the gross proceeds from the sale of common stock, before reallowance to participating broker-dealers, as a dealer-manager fee in the ARCT III IPO. RCS was permitted to reallow its dealer-manager fee to such participating broker-dealers, based on such factors as the volume of shares sold by respective participating broker-dealers and marketing support incurred as compared to those of other participating broker-dealers.

The following table details the results of such activities related to RCS, which are recorded as offering costs on the consolidated statement of changes in equity (amounts in thousands):

	Year Ended December 31,		Payable as of December 31,
	2012	2011	2012	2011
Total commissions and fees paid to RCS	$160,614	$11,434	$—	$92

The Company reimbursed the Manager, the ARCT III Advisor and RCS for services relating to the IPO, the Company’s follow-on offerings and the ARCT III IPO, as applicable. The following table details the results of such activities related to offering costs reimbursed to the Manager, the ARCT III Advisor and RCS (amounts in thousands):

	Year Ended December 31,		Payable as of December 31,
	2012	2011	2012	2011
Offering expense reimbursements	$16,264	$4,383	$—	$220

Fees Paid in Connection With the Operations of the Company

Each of the Company and ARCT III paid the Manager and the ARCT III Advisor, as applicable, an acquisition fee equal to 1.0% of the contract purchase price (including assumed indebtedness) of each property the Company or ARCT III, as applicable, acquired. The acquisition fee was payable in cash at the closing of each acquisition. In conjunction with the Merger, it was agreed that these fees would no longer be paid to either party. Acquisition fees are recorded in acquisition related costs in the consolidated statement of operations.

Each of the Company and ARCT III paid the Manager and the ARCT III Advisor, as applicable, a financing fee equal to 0.75% of the amount available under any secured mortgage financing or refinancing that the Company or ARCT III, as applicable, obtained and used for the acquisition of properties that was arranged by the Manager or ARCT III Advisor, as applicable. The financing coordination fee was payable in cash at the closing of each financing. In conjunction with the Merger, it was agreed that these fees would no longer be paid to either party. Financing fees are recorded in deferred costs on the consolidated balance sheet and amortized to interest expense over the term of the related debt.

The Company paid the Manager an annual base management fee equal to 0.50% per annum of the average unadjusted book value of the Company’s real estate assets, calculated and payable monthly in advance, provided that the full amount of the distributions declared by the Company for the six immediately preceding months was equal to or greater than certain net income thresholds related to our operations. Our Manager waived such portion of its management fee in excess of such thresholds. The management fee is payable in cash. In conjunction with the Merger, the base management fee was reduced to 0.40% per annum for the unadjusted book value of assets over $3.0 billion. Management fees, if accrued are recorded in Operating fees to affiliates in the consolidated statements of operations.

Appendix I-35

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 14 — Related Party Transactions and Arrangements  – (continued)

Until July 1, 2012, ARCT III paid the ARCT III Advisor an asset management fee of 0.75% per annum of the cost of its assets (cost includes the purchase price, acquisition expenses, capital expenditures and other customarily capitalized costs, but excludes acquisition fees) plus costs and expenses incurred by the ARCT III Advisor in providing asset management services; provided, however, that the asset management fee was reduced by any amounts payable to ARCT III’s property manager as an oversight fee, such that the aggregate of the asset management fee and the oversight fee did not exceed 0.75% per annum of the cost of ARCT III’s assets plus costs and expenses incurred by the ARCT III Advisor in providing asset management services. Prior to July 1, 2012, this fee was payable in monthly installments at the discretion of ARCT III’s board of directors in cash, common stock or restricted stock grants, or any combination thereof. Asset management fees, if accrued are recorded in Operating fees to affiliates in the consolidated statements of operations.

Effective July 1, 2012, the payment of asset management fees in monthly installments in cash, shares or restricted stock grants, or any combination thereof to the ARCT III Advisor was eliminated. Instead, ARCT III issued (subject to periodic approval by its board of directors) to the ARCT III Advisor performance-based restricted partnership units of the ARCT III OP designated as “Class B units,” which were intended to be profits interests and to vest, and no longer be subject to forfeiture, at such time as: (x) the value of the ARCT III OP’s assets plus all distributions made equal or exceeded the total amount of capital contributed by investors plus a 6.0% cumulative, pre-tax, non-compounded annual return thereon (the “economic hurdle”); and among other potential events, a liquidity event accrued.

The ARCT III Advisor received distributions on unvested Class B units equal to the distribution rate received on ARCT III common stock. Such distributions on issued Class B units were included as general and administrative expense in the consolidated statement of operations until the performance condition is considered probable to occur. 145,022 Class B units were approved by ARCT III’s board of directors as of December 31, 2012. During January and February 2013, ARCT III’s board of directors approved, and ARCT III issued, 603,599 Class B units to the ARCT III Advisor for its asset management services provided. As of December 31, 2012, ARCT III did not consider achievement of the performance condition to be probable as the shareholder vote for the Merger, which would allow vesting of these Class B Units, was not completed. The performance condition related to these Class B units was satisfied upon the completion of the Merger and expense of $9.9 million was recorded at that time. The Class B units then converted to ARCT III OP units which converted to 711,190 OP Units after the application of the Exchange Ratio. These expenses were recorded in Merger and other transaction related in the consolidated statement of operations.

The Company may be required to pay the Manager a quarterly incentive fee, calculated based on 20 percent of the excess Company annualized core earnings (as defined in the management agreement with the Manager) over the weighted average number of shares multiplied by the weighted average price per share of common stock. One half of each quarterly installment of the incentive fee will be payable in shares of common stock. The remainder of the incentive fee will be payable in cash. No such incentive fees have been paid to the Manager since inception.

ARCT III paid an affiliate of the Sponsor, unless it contracted with a third party, a property management fee of up to 2% of gross revenues from ARCT III’s stand-alone single-tenant net leased properties and 4% of gross revenues from its multi-tenant properties, plus, in each case, market-based leasing commissions applicable to the geographic location of the property. ARCT III also reimbursed the affiliate for property level expenses. If ARCT III contracted directly with third parties for such services, it paid them customary market fees and paid the affiliated property manager, an oversight fee of up to 1.0% of the gross revenues of the property managed. Property management fees are recorded in Operating fees to affiliates in the consolidated statement of operations.

Appendix I-36

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 14 — Related Party Transactions and Arrangements  – (continued)

In order to facilitate the smooth transition of property management services following the consummation of the Merger, the Company, the OP and the Sponsor agreed that the Property Management and Leasing Agreement will be extended for a 60 day period following the consummation of the Merger for which the Company paid the Sponsor $2.3 million. These fees were recorded in Merger and transaction related in the consolidated statement of operations.

The Company is required to reimburse the Manager for all out-of-pocket costs actually incurred by the Manager, including without limitation, legal fees and expenses, due diligence fees and expenses, other third party fees and expenses, costs of appraisals, travel expenses, nonrefundable option payments and deposits on properties not acquired, accounting fees and expenses, title insurance premiums and other closing costs, personnel costs and miscellaneous expenses relating to the selection, acquisition and due diligence of properties. The Company’s reimbursement obligation is not subject to any dollar limitation. Expenses will be reimbursed in cash on a monthly basis following the end of each month. However, the Company will not reimburse the Manager for the salaries and other compensation of its personnel. Reimbursements are recorded based on the related activity to which the expense relates.

The following table details amounts incurred by the Company or ARCT III and contractually due to the Sponsor, ARCT III Advisor or the Manager and forgiven in connection with the operations related services described above (amounts in thousands):

	Year Ended December 31,				Payable as of December 31,
	2012		2011
	Incurred	Forgiven	Incurred	Forgiven	2012	2011
One-time fees:
Acquisition fees and related cost reimbursements	$27,138	$—	$1,692	$—	$364	$37
Financing fees and related cost reimbursements	3,350	—	182	—	—	—
Other expense reimbursements	592	—	148	—	18	—
On-going fees:
Base management fees	2,035	1,823	274	274	—	—
Incentive fees	771	771	—	—	—	—
Property management and leasing fees	918	918	15	15	—	—
Total operational fees and reimbursements	$34,804	$3,512	$2,311	$289	$382	$37

Under an administrative support agreement between the Company and the Sponsor, the Sponsor was to pay or reimburse the Company for its general administrative expenses, including, without limitation, legal fees, audit fees, board of directors fees, insurance, marketing and investor relation fees, until September 6, 2012, which was one year after the closing of the IPO, to the extent the amount of certain net earnings from operations thresholds, as specified in the agreement, were less than the amount of the distributions declared by the Company during this one-year period. To the extent these amounts were paid by the Sponsor, they would not be subject to reimbursement by the Company. These costs are presented net in the accompanying consolidated statements of operations and comprehensive loss.

Appendix I-37

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 14 — Related Party Transactions and Arrangements  – (continued)

The ARCT III Advisor provided expense support to ARCT III from time to time to assist ARCT III with operating cash flow, distributions or other operational purposes.

The following table details general and administrative expenses absorbed by the Sponsor and the ARCT III Advisor and paid to the Company during the years ended December 31, 2012 and 2011 (amounts in thousands):

	Year Ended December 31,		Receivable as of December 31,
	2012	2011	2012	2011
General and administrative expenses absorbed	$234	$20	$—	$—

Fees Paid in Connection with the Merger

ARCT III entered into an agreement with an affiliate, ARC Advisory Services, LLC, to provide legal support services up to the date that ARCT III entered into the Merger Agreement and until the Merger was consummated for $0.5 million. This amount was fully accrued as of December 31, 2012 and was paid in February 2013 in conjunction with the consummation of the merger.

ARCT III entered into an agreement with an affiliate, ARC Advisory Services, LLC, to provide support services including legal, accounting, marketing, human resources and information technology, among other services, until the earlier of the Merger closing date or one year for $0.2 million pursuant to this contract. This amount was fully accrued as of December 31, 2012 and was paid in February 2013 in conjunction with the consummation of the merger.

ARCT III entered into an agreement with affiliates RCS and ARC Advisory Services, LLC, to provide financial advisory and information agent services related to the proxy solicitation seeking approval of the Merger by ARCT III’s stockholders which services are expected to be provided in the fourth and first quarters of 2012 and 2013, respectively. Services to be provided include facilitation of the preparation, distribution and accumulation and tabulation of proxy materials, stockholder, analyst and financial advisor communications and consultation on materials and communications made to the public and regulatory agencies regarding the Merger. ARCT III has agreed to pay $0.6 million pursuant to this contract. As of December 31, 2012, ARCT III has incurred $0.1 million of expenses pursuant to this agreement, which includes amounts for services provided as of that date.

The Company entered into an Asset Purchase and Sale Agreement with the Sponsor pursuant to which, concurrently with the closing of the Merger and in connection with the internalization by the Company of certain property level management and accounting activities, the Sponsor sold to the OP certain furniture, fixtures, equipment and other assets used by the Sponsor in connection with managing the property level business and operations and accounting functions of the Company and the OP, and included at the cost of such assets, for an aggregate price of $5.8 million, which includes the reimbursement of certain costs and expenses incurred by the Sponsor in connection with the Merger.

On February 28, 2013, the OP entered into a Contribution and Exchange Agreement (the “Contribution and Exchange Agreement”) with the ARCT III OP and American Realty Capital III Special Limited Partnership, LLC, the holder of the special limited partner interest in the ARCT III OP (the “Special Limited Partner”). The Special Limited Partner was entitled to receive certain distributions from the ARCT III OP, including the subordinated distribution of net sales proceeds resulting from an “investment liquidity event” (as defined in the agreement of limited partnership of the ARCT III OP). The Merger constituted an “investment liquidity event,” as a result of which the Special Limited Partner, in connection with management’s successful attainment of the 6.0% performance hurdle and the return to ARCT III’s stockholders of approximately $557.3 million in addition to their initial investment, was entitled to receive a subordinated distribution of net sales proceeds from the ARCT III OP equal to approximately $98.4 million. Pursuant to the Contribution and

Appendix I-38

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 14 — Related Party Transactions and Arrangements  – (continued)

Exchange Agreement, the Special Limited Partner contributed its interest in the ARCT III OP, inclusive of the subordinated distribution proceeds received, to the ARCT III OP in exchange for 7.6 million ARCT III OP Units. Upon consummation of the Merger, these ARCT III OP Units were immediately converted to 7.3 million OP Units after application of the Exchange Ratio. In conjunction with the Merger Agreement, the Special Limited Partner agreed to a minimum one year holding period for these OP units before converting them to shares of Company common stock.

Investment by Affiliate

In connection with the Merger agreement, the Special Limited Partner invested $0.8 million in exchange for 56,797 ARCP OP Units after the effect of the exchange ratio.

Note 15 — Economic Dependency

Under various agreements, the Company has engaged or will engage the Manager and its affiliates to provide certain services that are essential to the Company, including asset management services, supervision of the management and leasing of properties owned by the Company, asset acquisition and disposition decisions, the sale of shares of the Company’s common stock, as well as other administrative responsibilities for the Company including accounting services and investor relations.

As a result of these relationships, the Company is dependent upon the Manager, the Sponsor and their affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services. As a result of the Merger with ARCT III, the Company internalized certain accounting and property acquisition services previously performed by the Manager and its affiliates. The Company may from time to time engage the Manager for legal, information technology or other support services for which it will pay market rates.

Note 16 — Net Loss Per Share

The following is a summary of the basic and diluted net loss per share computation for the years ended December 31, 2012 and 2011. The Company had no income or loss for the period from the Company’s date of inception to December 31, 2010 (amounts in thousands, expect for shares and per share data):

	Year Ended December 31,
	2012	2011
Net loss from continuing operations attributable to stockholders	$(38,700)	$(3,883)
Less: dividends declared on preferred shares	(368)	—
Net loss from continuing operations attributable to common stockholders	(39,068)	(3,883)
Net loss from discontinued operations attributable to common stockholders	(699)	(816)
Net loss attributable to common stockholders	$(39,767)	$(4,699)
Weighted average common shares outstanding	102,513,974	3,720,351
Basic and diluted net loss per share from continuing operations attributable to common stockholders	$(0.38)	$(1.04)
Basic and diluted net loss per share from discontinued operations attributable to common stockholders	$(0.01)	$(0.22)
Basic and diluted net loss per share attributable to common stockholders	$(0.39)	$(1.26)

Appendix I-39

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 16 — Net Loss Per Share  – (continued)

As of December 31, 2012, the Company had 1,621,349 OP Units outstanding, which are convertible to an equal number of shares of the Company’s common stock, 214,333 shares of unvested restricted stock outstanding, 137,771 Class B units outstanding, 545,454 shares of the Company’s Series A preferred convertible stock outstanding and 283,018 shares of the Company’s Series B preferred convertible stock outstanding, which were excluded from the calculation of diluted loss per share as the effect would have been antidilutive.

Note 17 — Discontinued Operations and Properties Held for Sale

The Company separately classifies properties held for sale in the accompanying consolidated balance sheets and operating results for those properties as discontinued operations in the accompanying consolidated statements of operations and comprehensive loss. In the normal course of business, changes in the market may compel the Company to decide to classify a property as held for sale or reclassify a property that is designated as held for sale back to held for investment. In these situations, the property is transferred to held for sale or back to held for investment at the lesser of fair value or depreciated cost. As of December 31, 2012 and 2011, the Company held one and two vacant properties, respectively, which were classified as held for sale on the accompanying respective consolidated balance sheets.

On July 1, 2012, the Company sold one of the vacant properties, which was located in Havertown, PA, for net proceeds of $0.6 million and recorded a loss on held for sale properties of $0.5 million. Additionally, in 2012, the Company recorded an impairment on assets held for sale of $0.1 million on its remaining property classified as held for sale.

Note 18 — Quarterly Results (Unaudited)

Presented below is a summary of the unaudited quarterly financial information for the Company for the years ended December 31, 2012 and 2011 (amounts in thousands, except share and per share amounts):

	Quarters Ended
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012
Revenues	$6,240	$11,534	$18,944	$30,075
Net loss from continuing operations attributable to stockholders	$(4,706)	$(6,993)	$(12,650)	$(14,351)
Less: dividends declared on preferred shares	$—	$(70)	$(140)	$(158)
Net loss from continuing operations attributable to common stockholders	$(4,706)	$(7,063)	$(12,790)	$(14,509)
Net loss from discontinued operations attributable to stockholders	$(322)	$(77)	$(41)	$(259)
Net loss attributable to common stockholders, net of dividends on preferred shares	$(5,028)	$(7,140)	$(12,831)	$(14,768)
Weighted average shares outstanding	23,609,509	68,312,582	138,323,562	178,480,894
Basic and diluted loss per share from continuing operations attributable to common stockholders	$(0.20)	$(0.10)	$(0.09)	$(0.08)
Basic and diluted loss per share attributable to common stockholders	$(0.21)	$(0.10)	$(0.09)	$(0.08)

Appendix I-40

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 18 — Quarterly Results (Unaudited)  – (continued)

	Quarters Ended
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
Revenues	$—	$—	$584	$3,331
Net loss from continuing operations attributable to common stockholders	$(32)	$(82)	$(1,122)	$(2,647)
Net loss from discontinued operations attributable to stockholders	$—	$—	$(8)	$(808)
Net loss attributable to common stockholders	$(32)	$(82)	$(1,130)	$(3,455)
Weighted average shares outstanding	20,000	20,000	2,166,783	12,553,958
Basic and diluted loss per share from continuing operations attributable to stockholders	$(1.60)	$(4.10)	$(0.52)	$(0.28)
Basic and diluted loss per share attributable to stockholders	$(1.60)	$(4.10)	$(0.52)	$(0.22)

Note 19 — Subsequent Events

The Company has evaluated subsequent events through the filing of this Current Report on Form 8-K, and determined that there have been no events that have occurred that would require adjustments to our disclosures in the consolidated financial statements except for the following:

Public Equity Offering

On January 24, 2013, the Company priced an underwritten public follow-on offering of 1,800,000 shares of its common stock, par value $0.01 per share. The offering price to the public in the offering was $13.47 per share (before underwriting discounts and commissions). The underwriters fully exercised their option to purchase an additional 270,000 shares of common stock at the public offering price, less underwriting discounts and commissions. The offering closed on January 29, 2013 for a total of 2,070,000 shares of common stock. As a result, the Company received total net proceeds of approximately $26.5 million, after deducting underwriting discounts, commissions and related expenses.

ATM Program

In January 2013, the Company commenced its “at the market” equity offering (“ATM”) program in which it may from time to time offer and sell shares of its common stock having an aggregate offering proceeds of up to $60.0 million. The shares will be issued pursuant to the Company’s $500.0 million universal shelf registration statement. As of April 30, 2013, the Company had issued 553,000 shares at a weighted average price per share of $16.02 for net proceeds of $8.9 million. As of April 30, 2013, $51.1 million of shares of common stock remained available for issuance under the ATM program.

Investments Securities

During February 2013, ARCT III sold all of its investment securities for $44.2 million.

Related Party Common Stock Ownership

On March 4, 2013, certain affiliates of the Company purchased 100,000 shares of the Company’s common stock.

Appendix I-41

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 19 — Subsequent Events  – (continued)

Completion of Acquisition of Assets

The following table presents certain information about the properties that the Company acquired from January 1, 2013 to May 7, 2013 (dollar amounts in thousands):

	No. of Buildings	Square Feet	Base Purchase Price(1)
Total Portfolio – December 31, 2012(2)	653	15,421,465	$1,798,436
Acquisitions	68	1,533,558	313,687
Total portfolio – May 7, 2013(2)	721	16,955,023	$2,112,123

(1)	Contract purchase price, excluding acquisition and transaction related costs.
(2)	Total portfolio excludes one vacant property contributed in September 2011 which was classified as held for sale at December 31, 2012.

Appendix I-42

AMERICAN REALTY CAPITAL PROPERTIES, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except for share and per share data)

	June 30, 2013	December 31, 2012
	(Unaudited)
ASSETS
Real estate investments, at cost:
Land	$504,562	$249,541
Buildings, fixtures and improvements	2,043,270	1,336,726
Acquired intangible lease assets	318,488	212,223
Total real estate investments, at cost	2,866,320	1,798,490
Less: accumulated depreciation and amortization	(108,765)	(56,110)
Total real estate investments, net	2,757,555	1,742,380
Cash and cash equivalents	10,958	156,873
Investment in direct financing leases, net	67,518	—
Other investments, at fair value	9,920	41,654
Derivatives, at fair value	10,161	—
Restricted cash	1,576	1,108
Prepaid expenses and other assets	14,626	7,416
Deferred costs, net	38,443	15,356
Assets held for sale	6,028	665
Total assets	$2,916,785	$1,965,452
LIABILITIES AND EQUITY
Mortgage notes payable	$269,918	$265,118
Senior secured revolving credit facility	—	124,604
Senior corporate credit facility	600,000	—
Convertible obligation to Series C Convertible Preferred stockholders	445,000	—
Contingent value rights obligation to preferred and common investors, at fair value	31,134	—
Derivatives, at fair value	1,186	3,830
Accounts payable and accrued expenses	12,060	9,459
Deferred rent and other liabilities	5,274	4,336
Distributions payable	1	9,946
Total liabilities	1,364,573	417,293
Convertible preferred stock, $0.01 par value, 100,000,000 shares authorized, 828,472 shares issued and outstanding at June 30, 2013 and December 31, 2012, respectively	8	8
Common stock, $0.01 par value, 240,000,000 shares authorized, 184,893,886 and 179,167,112 issued and outstanding at June 30, 2013 and December 31, 2012, respectively	1,846	1,792
Additional paid-in capital	1,801,460	1,653,900
Accumulated other comprehensive income (loss)	8,919	(3,934)
Accumulated deficit	(379,502)	(120,072)
Total stockholders’ equity	1,432,731	1,531,694
Non-controlling interests	119,481	16,465
Total equity	1,552,212	1,548,159
Total liabilities and equity	$2,916,785	$1,965,452

The accompanying notes are an integral part of these statements.

Appendix I-43

AMERICAN REALTY CAPITAL PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In thousands, except for per share data)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Revenues:
Rental income	$43,130	$11,329	$81,379	$17,412
Operating expense reimbursements	1,830	101	3,652	258
Total revenues	44,960	11,430	85,031	17,670
Operating expenses:
Acquisition related	15,144	7,814	20,726	12,599
Merger and other transaction related	4,680	20	142,449	20
Property operating	2,465	288	4,869	580
General and administrative	1,125	502	2,432	1,027
Equity-based compensation	3,454	178	4,330	324
Depreciation and amortization	27,806	6,994	52,829	10,529
Operating fees to affiliates	—	—	—	212
Total operating expenses	54,674	15,796	227,635	25,291
Operating loss	(9,714)	(4,366)	(142,604)	(7,621)
Other income (expenses):
Interest expense	(11,238)	(2,686)	(17,454)	(4,142)
Unrealized loss on contingent value rights	(31,134)	—	(31,134)	—
Income from investment securities	—	—	218	—
Gain on extinguishment of debt, net	—	—	451	—
Unrealized loss on derivative instruments	(40)	—	(45)	—
Other income (expenses)	91	62	126	67
Total other expenses, net	(42,321)	(2,624)	(47,838)	(4,075)
Loss from continuing operations	(52,035)	(6,990)	(190,442)	(11,696)
Net loss from continuing operations attributable to non-controlling interests	322	72	756	72
Net loss from continuing operations attributable to stockholders	(51,713)	(6,918)	(189,686)	(11,624)
Discontinued operations:
Net income (loss) from operations of held for sale properties	36	(84)	63	(97)
Gain (loss) on held for sale properties	—	(82)	14	(405)
Net income (loss) from discontinued operations	36	(166)	77	(502)
Net income (loss) from discontinued operations attributable to non-controlling interests	(2)	14	(4)	28
Net income (loss) from discontinued operations attributable to stockholders	34	(152)	73	(474)
Net loss	(51,999)	(7,156)	(190,365)	(12,198)
Net loss attributable to non-controlling interests	320	86	752	100
Net loss attributable to stockholders	$(51,679)	$(7,070)	$(189,613)	$(12,098)

The accompanying notes are an integral part of these statements.

Appendix I-44

AMERICAN REALTY CAPITAL PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS – (Continued)
(In thousands, except for per share data)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30
	2013	2012	2013	2012
Other comprehensive gain (loss):
Designated derivatives, fair value adjustments	14,017	(2,236)	12,840	(2,839)
Unrealized gain (loss) on investment securities, net	(80)	—	13	—
Comprehensive loss	$(37,742)	$(9,306)	$(176,760)	$(14,937)
Basic and diluted net loss per share from continuing operations attributable to common stockholders	$(0.32)	$(0.10)	$(1.20)	$(0.25)
Basic and diluted net loss per share attributable to common stockholders	$(0.32)	$(0.10)	$(1.20)	$(0.26)

The accompanying notes are an integral part of these statements.

Appendix I-45

AMERICAN REALTY CAPITAL PROPERTIES, INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(In thousands, except for share data)
(Unaudited)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity	Non-Controlling Interests	Total Equity
	Number of Shares	Par Value	Number of Shares	Par Value
Balance December 31, 2012	828,472	$8	179,167,112	$1,792	$1,653,900	$(3,934)	$(120,072)	$1,531,694	$16,465	$1,548,159
Issuance of common stock			32,035,064	320	490,264	—	—	490,584	—	490,584
Conversion of OP Units to common stock	—	—	599,233	6	5,794	—	—	5,800	(5,800)	—
Common stock issued through distribution reinvestment plan	—	—	489,000	5	4,890	—	—	4,895	—	4,895
Common stock repurchases	—	—	(27,739,523)	(277)	(350,119)	—	—	(350,396)	—	(350,396)
Offering costs, commissions and dealer manager fees	—	—	—	—	(3,260)	—	—	(3,260)	—	(3,260)
Equity-based compensation	—	—	343,000	—	—	—	—	—	3,682	3,682
Amortization of restricted shares	—	—	—	—	3,026	—	—	3,026	—	3,026
Consideration paid for assets of Manager in excess of carryover basis	—	—	—	—	(3,035)	—	—	(3,035)	—	(3,035)
Distributions declared	—	—	—	—	—	—	(69,817)	(69,817)	—	(69,817)
Issuance of operating partnership units	—	—	—	—	—	—	—	—	108,247	108,247
Contributions from non-controlling interest holders	—	—	—	—	—	—	—	—	750	750
Distributions to non-controlling interest holders	—	—	—	—	—	—	—	—	(3,111)	(3,111)
Net loss	—	—	—	—	—	—	(189,613)	(189,613)	(752)	(190,365)
Other comprehensive income	—	—	—	—	—	12,853	—	12,853	—	12,853
Balance June 30, 2013	828,472	$8	184,893,886	$1,846	$1,801,460	$8,919	$(379,502)	$1,432,731	$119,481	$1,552,212

The accompanying notes are an integral part of this statements.

Appendix I-46

AMERICAN REALTY CAPITAL PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)

	Six Months Ended June 30,
	2013	2012
Cash flows from operating activities:
Net loss	$(190,365)	$(12,198)
Adjustments to reconcile net loss to net cash provided by operating activities:
Issuance of operating partnership units for ARCT III Merger and other transaction related expenses	108,247	—
Depreciation	42,491	8,676
Amortization of intangible lease assets	10,511	1,910
Amortization of deferred costs	3,409	619
Amortization of above-market lease asset	126	—
Loss (gain) on held for sale properties	(14)	405
Equity-based compensation	6,708	330
Unrealized loss on derivative instruments	45	—
Unrealized loss on contingent value rights obligations	31,134	—
Gain on sale of investments	(451)	—
Changes in assets and liabilities:
Prepaid expenses and other assets	(6,754)	(1,819)
Accounts payable and accrued expenses	(351)	1,721
Deferred rent and other liabilities	938	814
Net cash provided by operating activities	5,674	458
Cash flows from investing activities:
Investments in real estate and other assets	(1,073,050)	(512,024)
Investment in direct financing leases	(67,518)	—
Capital expenditures	(30)	—
Investments in other assets	(1,041)	—
Deposits for real estate investments	(665)	(600)
Payments for purchases of other investments	(12,000)	—
Proceeds from sale of investment securities	44,188	—
Net cash used in investing activities	(1,110,116)	(512,624)
Cash flows from financing activities:
Proceeds from mortgage notes payable	4,800	139,400
Proceeds from senior secured revolving credit facility	—	32,593
Payments on senior secured revolving credit facility	(124,604)	(107)
Proceeds from senior corporate credit facility	825,000	—
Payments on senior corporate credit facility	(225,000)	—
Payments of deferred financing costs	(25,318)	(9,334)
Advance from affiliate bridge loan	—	796
Payment of affiliate bridge loan	—	(796)
Common stock repurchases	(350,396)	(116)
Proceeds from issuances of preferred shares	—	6,000
Proceeds from issuance of convertible obligations to Series C Convertible Preferred stockholders	445,000	—

The accompanying notes are an integral part of these statements.

Appendix I-47

AMERICAN REALTY CAPITAL PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS – (Continued)
(In thousands)
(Unaudited)

	Six Months Ended June 30,
	2013	2012
Proceeds from issuances of common stock	490,584	825,246
Payments of offering costs and fees related to stock issuances	(808)	(96,209)
Consideration paid for assets of Manager in excess of carryover basis	(3,035)	—
Contributions from non-controlling interest holders	750	—
Distributions to non-controlling interest holders	(3,111)	(179)
Distributions paid	(74,867)	(8,343)
Advances from affiliates, net	—	(708)
Premium payment on interest rate cap	—	(13)
Restricted cash	(468)	(1,547)
Net cash provided by financing activities	958,527	886,683
Net change in cash and cash equivalents	(145,915)	374,517
Cash and cash equivalents, beginning of period	156,873	19,331
Cash and cash equivalents, end of period	$10,958	$393,848
Supplemental Disclosures:
Cash paid for interest	$10,995	$2,895
Cash paid for income taxes	354	59
Non-cash investing and financing activities:
OP units issued to acquire real estate investment	—	6,352
Common stock issued through distribution reinvestment plan	4,895	4,257
Reclassification of deferred offering costs	—	5,875

The accompanying notes are an integral part of these statements.

Appendix I-48

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 1 — Organization

American Realty Capital Properties, Inc. (the “Company”), is a Maryland corporation incorporated on December 2, 2010 that qualified as a real estate investment trust for U.S. federal income tax purposes beginning in the taxable year ended December 31, 2011. On September 6, 2011, the Company completed its initial public offering (the “IPO”) and its shares of common stock began trading on the NASDAQ Capital Market under the symbol “ARCP” on September 7, 2011. On February 28, 2013, the Company's common stock was transferred to the NASDAQ Global Select Market (“NASDAQ”) in connection with the closing of the Company's acquisition of ARCT III (as defined below).

The Company acquires, owns and operates single-tenant, freestanding commercial real estate properties. The Company has acquired a combination of long-term and medium-term leases and intends to continue to acquire properties with approximately 70% long-term leases and 30% medium-term leases, with an average portfolio remaining lease term of approximately 10 to 12 years. The Company considers properties that are leased on a “medium-term” basis to mean properties originally leased long-term (ten years or longer) that currently have a primary remaining lease duration of generally three to eight years, on average. The Company expects this investment strategy to develop growth potential from below market leases. Additionally, the Company owns a portfolio that uniquely combines properties with stable income from high credit quality tenants, and properties that have substantial future growth potential.

The Company advanced its investment objectives by growing its net lease portfolio through key mergers and acquisitions. On February 28, 2013, the Company merged with American Realty Capital Trust III, Inc., a Maryland Corporation (“ARCT III”). On May 28, 2013, the Company entered into an agreement and plan of merger with CapLease, Inc. (NYSE: LSE). On June 27, 2013, the Company closed the acquisition of 447 properties from certain affiliates of GE Capital Corp. Additionally, on July 1, 2013, the Company entered into an agreement and plan of merger with American Reality Capital Trust IV, Inc. See Note 2 — Mergers and Acquisitions.

Substantially all of the Company's business is conducted through ARC Properties Operating Partnership, L.P., a Delaware limited partnership (the “OP”). The Company is the sole general partner and holder of 95.3% of the equity interest in the OP as of June 30, 2013. Certain affiliates of the Company and certain unaffiliated investors are limited partners and owners of 4.3% and 0.4%, respectively, of the equity interest in the OP. After holding units of limited partner interests in the OP (“OP Units”) for a period of one year, holders of OP Units have the right to convert OP Units for the cash value of a corresponding number of shares of the Company's common stock or, at the option of the OP, a corresponding number of shares of the Company's common stock, as allowed by the limited partnership agreement of the OP. The remaining rights of the holders of OP Units are limited, however, and do not include the ability to replace the general partner or to approve the sale, purchase or refinancing of the OP’s assets.

The Company has retained ARC Properties Advisors, LLC (the “Manager”), a wholly owned subsidiary of AR Capital, LLC, (the “Sponsor”), to manage its affairs on a day to day basis and, as a result, is generally externally managed. Prior to the ARCT III Merger (as defined below), the Company had no employees. In connection with the ARCT III Merger, the Company internalized certain functions performed for it by the Sponsor and its affiliates prior to the ARCT III Merger, including selected acquisition, accounting and portfolio management services and, as a result, the Company currently employs eight individuals performing such functions. ARCT III was previously externally managed by American Realty Capital Advisors III, LLC (the “ARCT III Advisor”). These affiliated parties, including the Manager, RCS Advisory Services, LLC, ARC Advisory Services, LLC, American National Stock Transfer, LLC, RCS Capital, the investment income and capital markets division of Realty Capital Securities, LLC, and Realty Capital Securities, LLC, in its capacity as dealer manager (“RCS” or the “Dealer Manager”), entities which are under common ownership with the Sponsor, have performed services for the Company and ARCT III, in exchange for which they have received compensation, fees and expense reimbursements, and will continue to receive compensation, fees and expense reimbursements for providing on-going investment oversight and management services to the Company.

Appendix I-49

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 2 — Mergers and Acquisitions

Completed Mergers and Significant Acquisitions

American Realty Capital Trust III Merger

On December 14, 2012, the Company entered into an Agreement and Plan of Merger (the “ARCT III Merger Agreement”) with ARCT III and certain subsidiaries of each company. The ARCT III Merger Agreement provided for the merger of ARCT III with and into a subsidiary of the Company (the “ARCT III Merger”). The ARCT III Merger was consummated on February 28, 2013.

Pursuant to the terms and subject to the conditions set forth in the ARCT III Merger Agreement, each outstanding share of common stock of ARCT III was converted into the right to receive (i) 0.95 of a share of the Company's common stock, (the “ARCT III Exchange Ratio”) or (ii) $12.00 in cash. In addition, each outstanding unit of equity ownership of the ARCT III OP was converted into the right to receive 0.95 of the same class of unit of equity ownership in the OP.

Upon the closing of the ARCT III Merger, on February 28, 2013, 29.2 million shares, or 16.5% of the then outstanding shares of ARCT III's common stock, were paid in cash at $12.00 per share, which is equivalent to 27.7 million shares of the Company's common stock based on the ARCT III Exchange Ratio. In addition, 148.1 million shares of ARCT III's common stock were converted to shares of the Company's common stock at the Exchange Ratio, resulting in an additional 140.7 million shares of the Company's common stock outstanding after the exchange.

Upon the consummation of the ARCT III Merger, American Realty Capital III Special Limited Partnership, LLC, the holder of the special limited partner interest in the ARCT III OP, was entitled to subordinated distributions of net sales proceeds from ARCT III OP which resulted in the issuance of units of limited partner interests in the ARCT III OP, when after applying the ARCT III Exchange Ratio, resulting in the issuance of an additional 7.3 million OP Units. The parties have agreed that such OP Units will be subject to a minimum one-year holding period from the date of issuance before being exchangeable into the Company's common stock.

Upon consummation of the ARCT III Merger, the vesting of the shares of the Company's and ARCT III's outstanding restricted stock was accelerated.

In connection with the ARCT III Merger, the Company also had entered into an agreement with the Sponsor and its affiliates to internalize certain functions performed by them prior to the ARCT III Merger, at no cost to the Company, including selected acquisition, accounting and portfolio management services (the “Internalization”). In connection with the Internalization, (i) the Company and its Sponsor terminated the acquisition and capital services agreement dated September 6, 2011, between the parties, which eliminated acquisition and financing fees payable by the Company and (ii) the Manager reduced asset management fees from an annualized 0.50% of the unadjusted book value of all of the Company's assets to (a) 0.50% for up to $3.0 billion of unadjusted book value of assets and (b) 0.40% of unadjusted book value of assets greater than $3.0 billion. In addition, the Company paid $4.1 million for certain furniture, fixtures, equipment, and $1.7 million for certain costs associated with the ARCT III Merger. The Company, the Sponsor and their affiliates are considered entities under common control, as such, the assets acquired from the Advisor were recorded by the Company at their carryover basis of $1.0 million.

Accounting Treatment of the ARCT III Merger

The Company and ARCT III, to the ARCT III Merger date, were considered to be entities under common control. Both entities' advisors were wholly owned subsidiaries of the Sponsor. The Sponsor and its related parties have significant ownership interests in the Company and had significant ownership of ARCT III through the ownership of shares of common stock and other equity interests. In addition, the advisors of both

Appendix I-50

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 2 — Mergers and Acquisitions  – (continued)

entities were contractually eligible to charge potential fees for their services to both of the companies including asset management fees, incentive fees and other fees and continue to charge fees to the Company. Due to the significance of these fees, the advisors and ultimately the Sponsor is determined to have a significant economic interest in both companies in addition to having the power to direct the activities of the companies through advisory/management agreements, which qualifies them as affiliated companies under common control in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The acquisition of an entity under common control is accounted for on the carryover basis of accounting whereby the assets and liabilities of the companies are recorded upon the merger on the same basis as they were carried by the companies on the ARCT III Merger date. In addition, U.S. GAAP requires the Company to present historical financial information as if the entities were combined for each period presented, therefore all financial statements including the notes thereto are presented combining ARCP and ARCT III historical financial information.

Credit Facility

The Company and the OP are parties to a credit agreement, dated February 14, 2013, for a senior corporate credit facility (as amended, supplemented or otherwise modified from time to time, the (“Credit Facility”) with Wells Fargo Bank, National Association, as administrative agent, and the other lenders party thereto. The Company and the OP succeeded to the Credit Facility upon the consummation of the ARCT III Merger.

Additionally, upon consummation of the ARCT III Merger, two senior secured revolving credit facilities of up to $150.0 million in the aggregate were paid in full and terminated.

See Note 5 — Credit Facility for further description of the Credit Facility and repayments and terminations of facilities upon the consummation of the ARCT III Merger.

GE Capital Portfolio Acquisition

On June 27, 2013, the Company, through its OP, acquired from certain affiliates of GE Capital Corp., the equity interests in the entities that own a real estate portfolio comprised of 447 properties, which include three other revenue generating assets (the “GE Capital Portfolio”) for consideration of $774.0 million exclusive of closing costs; no liabilities were assumed. The 447 properties are subject to 400 property operating leases, which will be accounted for on the straight-line rent basis of accounting, and 47 direct financing leases, which are accounted for as a receivable at a discount to the remaining lease payments and estimated residual values of the related properties. Income on the direct financing leases are recorded using the effective interest method. In addition, the Company has recorded the fair value of the expected residual value of the property for property under direct financing leases, which will be periodically reevaluated.

Pending Mergers

CapLease, Inc. Merger

On May 28, 2013, the Company entered into an Agreement and Plan of Merger (the “CapLease Merger Agreement”) with CapLease, Inc., a Maryland corporation (“CapLease”), and certain subsidiaries of each company. The CapLease Merger Agreement provides for the merger of CapLease with and into a subsidiary of the Company (the “CapLease Merger”).

Pursuant to the terms and subject to the conditions set forth in the CapLease Merger Agreement, at the effective time of the CapLease Merger, each outstanding share of common stock of CapLease, other than shares owned by the Company, CapLease or any of their respective wholly owned subsidiaries, will be converted into the right to receive $8.50 in cash without interest. Each outstanding share of preferred stock of

Appendix I-51

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 2 — Mergers and Acquisitions  – (continued)

CapLease, other than shares owned by the Company, CapLease or any of their respective wholly owned subsidiaries, will be converted into the right to receive an amount in cash, without interest, equal to the sum of $25.00 plus all accrued and unpaid dividends on such shares of preferred stock. In addition, in connection with the merger of CapLease, LP with and into the OP (the “CapLease Partnership Merger”), each outstanding unit of equity ownership of the CapLease's operating partnership other than units owned by CapLease or any wholly owned subsidiary of CapLease will be converted into the right to receive $8.50 in cash, without interest.

Upon consummation of the CapLease Merger, the vesting of the shares of the CapLease's outstanding restricted stock will be accelerated and become fully vested, and restricted stock and any outstanding performance shares will be fully earned and have the right to receive $8.50 per share.

The CapLease Merger is expected to close in the third or fourth quarter of 2013. However, as of the filing of this Quarterly Report on Form 10-Q, the consummation of the CapLease Merger has not yet occurred and, although the Company believes that the completion of the CapLease Merger is probable, the closing of the CapLease Merger is subject to a vote by the CapLease common stockholders and other customary conditions, and therefore there can be no assurance that the CapLease Merger will be consummated. Accordingly, the Company cannot assure that the CapLease Merger will be completed based on the terms of the CapLease Merger Agreement or at all.

American Realty Capital Trust IV Merger

On July 1, 2013, the Company entered into an Agreement and Plan of Merger (the “ARCT IV Merger Agreement”) with American Realty Capital Trust IV, Inc., a Maryland corporation (“ARCT IV”), and certain subsidiaries of each company. The ARCT IV Merger Agreement provides for the merger of ARCT IV with and into a subsidiary of the Company (the “ARCT IV Merger”).

Pursuant to the terms and subject to the conditions set forth in the ARCT IV Merger Agreement, at the effective time of the ARCT IV Merger, each outstanding share of common stock of ARCT IV will be converted into the right to receive (i) $30.00 in cash, but in no event will the aggregate consideration paid in cash be paid on more than 25% of the shares of ARCT IV's common stock issued and outstanding as of immediately prior to the closing of the ARCT IV Merger or, in the Company’s discretion, (ii) either (A) a number of shares of the Company common stock equal to the ARCT IV Exchange Ratio (as defined below) or (B) only if the Market Price (as defined below) is less than $14.94, 2.05 shares of the Company common stock and an amount in cash equal to the product obtained by multiplying the excess of the ARCT IV Exchange Ratio over 2.05 by the Market Price. “ARCT IV Exchange Ratio” means (1) if the volume weighted average closing sale price of a share of the Company common stock over the five (5) consecutive trading days on the NASDAQ Global Select Market ending on the trading day immediately prior to the closing date of the ARCT IV Merger, as reported in The Wall Street Journal (the “Market Price”), is equal to or greater than $14.94, then 2.05, and (2) if the Market Price is less than $14.94, then the quotient (rounded to the nearest one-hundredth) obtained by dividing $30.62 by the Market Price. If the aggregate elections for payment in cash exceed 25% of the number of shares of ARCT IV's common stock issued and outstanding as of immediately prior to the closing of the ARCT IV Merger, then the amount of cash consideration paid on cash elections will be reduced on a pro rata basis with the remaining consideration paid in Company common stock and cash, if applicable. In addition, each outstanding unit of equity ownership of the ARCT IV will be converted into the right to receive a number of OP Units equal to the ARCT IV Exchange Ratio. In addition, on the date of the ARCT IV Merger, all outstanding restricted common stock of ARCT IV date will become fully vested and exchanged for shares of Company common stock based on the ARCT IV Exchange Ratio.

In connection with the ARCT IV Merger, ARCT IV's external advisor has agreed to waive a portion of the real estate commissions contractually due to it from the Company upon the sale of properties in an amount

Appendix I-52

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 2 — Mergers and Acquisitions  – (continued)

equal to the lesser of (i) 2.0% of the sales price of the properties and (ii) one-half of the competitive real estate commissions if a third party broker is also involved. ARCT IV's external advisor and ARCT IV agreed that ARCT IV's external advisor will be entitled to a reduced real estate commission of $8.4 million.

The Company has also entered into an agreement to purchase certain assets from ARCT IV's external advisor and reimburse ARCT IV's external advisor for certain expenses related to the ARCT IV Merger totaling $5.8 million.

ARCT IV's external advisor will be entitled to subordinated distributions of net sales proceeds in an amount estimated to be approximately $65.2 million, assuming an implied price of ARCT IV's common stock of $30.47 per share in the ARCT IV Merger (which assumes that 75% of the ARCT IV's common stock is exchanged for shares of ARCP common stock, based on a per share price of $30.62 (representing the floor for stock consideration) and 25% of the ARCT IV's common stock is exchanged for cash). Such subordinated distributions of net sales proceeds will be payable in the form of equity units of ARCT IV that will automatically convert into OP Units upon consummation of the ARCT IV Merger and will be subject to a minimum one-year holding period from the date of issuance before being exchangeable into Company common stock. The actual amount of consideration to be paid for subordinated distributions of net sales proceeds will be based, in part, on the market price of Company common stock on the date of the ARCT IV Merger and will not be known until the ARCT IV Merger Agreement date.

Accounting Treatment for the ARCT IV Merger

The Company and ARCT IV are considered to be entities under common control. Both entities' advisors are wholly owned subsidiaries of the Sponsor. The Sponsor and its related parties have ownership interests in the Company and ARCT IV through the ownership of shares of common stock and other equity interests. In addition, the advisors of both entities are contractually eligible to charge potential fees for their services to both of the companies including asset management fees, incentive fees and other fees and will continue to charge fees to the Company following the ARCT IV Merger. Due to the significance of these fees, the advisors and ultimately the Sponsor is determined to have a significant economic interest in both companies in addition to having the power to direct the activities of the companies through advisory/management agreements, which qualifies them as affiliated companies under common control in accordance with U.S. GAAP. The acquisition of an entity under common control is accounted for on the carryover basis of accounting whereby the assets and liabilities of the companies are recorded upon the merger on the same basis as they were carried by the companies on the ARCT IV Merger date. In addition, U.S. GAAP requires the Company to present historical financial information as if the entities were combined for each period presented once the ARCT IV Merger is consummated.

The ARCT IV Merger is expected to close in the third or fourth quarter of 2013. However, as of the filing of this Quarterly Report on Form 10-Q, the consummation of the ARCT IV Merger has not yet occurred and, although the Company believes that the completion of the ARCT IV Merger is probable, the closing of the ARCT IV Merger is subject to a vote by the common stockholders of both ARCT IV and the Company and other customary conditions, and therefore there can be no assurance that the ARCT IV Merger will be consummated. Accordingly, the Company cannot assure that the ARCT IV Merger will be completed based on the terms of the ARCT IV Merger or at all.

Appendix I-53

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 3 — Summary of Significant Accounting Policies

The consolidated financial statements of the Company included herein were prepared in conformity with U.S. GAAP for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The information furnished includes all adjustments and accruals of a normal recurring nature, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods. The results of operations for the three and six months ended June 30, 2013 are not necessarily indicative of the results for the entire year or any subsequent interim period.

These consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto as of and for the year ended December 31, 2012 of the Company, which are included on Form 8-K/A filed with the Securities and Exchange Commission (“SEC”) on May 8, 2013. There have been no significant changes to these policies during the six months ended June 30, 2013, other than the updates described below.

Reclassification

Certain reclassifications have been made to the previously issued historical financial statements of the Company to conform to this presentation.

Investment in Direct Financing Leases

The Company has acquired certain properties that are subject to leases that qualify as direct financing leases in accordance with U.S. GAAP due to the significance of the lease payments from the inception of the leases compared to the fair value of the property. Investments in direct financing leases represent the fair value of the remaining lease payments on the leases and the estimated fair value of any expected residual property value at the end of the lease term. The fair value of the remaining lease payments is estimated using a discounted cash flow based on interest rates that would represent the Company's incremental borrowing rate for similar types of debt. The expected residual property value at the end of the lease term is estimated using market data and assessments of the remaining useful lives of the properties at the end of the lease terms, among other factors. Income from direct financing leases is calculated using the effective interest method over the remaining term of the lease.

Convertible Obligation to Series C Convertible Preferred Stockholders

On June 7, 2013, the Company issued 28.4 million shares of Series C Convertible Preferred Stock (the “Series C Convertible Preferred Stock”) for gross proceeds of $445.0 million. Due to an unconditional obligation to either redeem or convert the Series C Convertible Preferred Stock into a variable number of shares of common stock predominantly based on a fixed monetary amount, the preferred securities are classified as an obligation under U.S. GAAP and are presented on the consolidated balance sheet as a liability. In addition, without the approval of the holders of the Company's common stock and Series C Convertible Preferred Stock, to amend the Company's articles supplementary designating the Series C Convertible Preferred Stock (the “Series C Articles Supplementary”) and to permit the issuance of additional shares of common stock, the sum of the number of shares issued pursuant to the June 7, 2013 private placement of common stock and the conversion of Series C Convertible Preferred Stock may not exceed 19.9% of the number of shares of Company common stock outstanding immediately prior to the closing of the June 7, 2013 private placement. As a result the Company is limited, after consideration of the previously issued 29.4 million shares of common stock in the June 7, 2013 private placement, to the issuance of an additional 3.3 million shares of its common stock, with the balance of the Series C Convertible Preferred Stock to be cancelled in exchange for cash in lieu of such common stock in an amount equal to the greater of the product of such number of excess shares into which the shares of Series C Convertible Preferred Stock would have been convertible and (i) 102% of the liquidation preference, which is $15.67, as may be adjusted from time to

Appendix I-54

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 3 — Summary of Significant Accounting Policies  – (continued)

time (the “Conversion Price”), and (ii) the Conversion Price valued at the one-day volume-weighted average trading price (“VWAP”) of the common stock on the applicable date. Therefore upon conversion, absent a shareholder vote permitting the issuance of common stock for the conversion, a portion of the shares can be converted to common stock and the remaining shares will be cancelled for cash at a premium as specified in the Series C Articles Supplementary. The preferred shares liability is recorded at fair value at June 30, 2013, which is considered to approximate the gross proceeds received. The preferred shares liability will be carried at fair value and adjusted on a quarterly basis.

Contingent Valuation Rights

In connection with the private placement transactions described above, on June 7, 2013, the Company issued to the common stock investors 29.4 million contingent value rights (“Common Stock CVR's”), and to the Series C Convertible Preferred Stock investors 28.4 million contingent value rights (“Preferred Stock CVR's”), which may entitle the holders of Common Stock CVR's to a cash payment of up to $1.50, equal to the difference of the $15.47 purchase price and the CVR Period VWAP, per Common Stock CVR and the holders of Preferred Stock CVR's to a cash payment of up to $2.00, equal to the difference between the Conversion Price of $15.67 and the CVR Period VWAP, per Preferred Stock CVR in the future depending on the future performance of the Company's common stock, subject to certain limits. Payments to the common and Series C Convertible Preferred contingent value rights holders will be based on a comparison of the issuance price of each class of security to the VWAP of the Company's common stock for 30 trading days beginning on thirtieth trading day after the issuance of the common stock on June 7, 2013 for the common stockholder, and for the Series C Convertible Preferred stockholders, the payment will be based on the VWAP of the Company's common stock for 30 trading days beginning on ninetieth trading day after the earliest to occur of: (i) the closing of the CapLease Merger; (ii) the trading day after (a) the date of an announcement that CapLease, Inc. has accepted a competing offer (which did not occur) or (b) the CapLease Merger is otherwise terminated; and (iii) December 31, 2013. Depending on the VWAP during the respective measurement periods described above, the amount to be paid out for the contingent value rights, if any, will not be known until the end of the measurement periods. The Company has recorded a liability for its obligations to settle the contingent value rights, at fair value. The Company has estimated the fair value of the contingent value rights at June 30, 2013, using the input of third-party valuation specialists and management's own judgment, based primarily on the volatility of the Company's historical stock prices, the effect of certain economic scenarios and the Company's stock price as of June 30, 2013. Changes in the fair value of the contingent valuation rights are recorded in the consolidated statement of operations and comprehensive loss as an unrealized gain or loss in the period incurred.

Contingent Rental Income

The Company owns certain properties that have associated leases that require the tenant to pay contingent rental income based on a percentage of the tenant's sales after the achievement of certain sales thresholds, which may be monthly, quarterly or annual targets. As a lessor, the Company defers the recognition of contingent rental income until the specified target that triggered the contingent rental income is achieved, or until such sales upon which percentage rent is based are known.

Non-Controlling Interests

As described in Note 1 — Organization, certain affiliates and non-affiliated third parties have been issued OP Units. Holders of OP Units are considered to be non-controlling interest holders in the OP and their ownership interest is reflected as an addition to equity on the consolidated balance sheet. In addition, a portion of the earnings and losses of the OP are allocated to non-controlling interest holders based on their respective ownership percentage. Furthermore, upon conversion of OP Units to common stock, any gain or loss attributable to the OP Unit Holders is recorded as a component of equity.

Appendix I-55

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 3 — Summary of Significant Accounting Policies  – (continued)

Recent Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board (“FASB”) issued guidance regarding disclosures about offsetting assets and liabilities, which requires entities to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The guidance is effective for fiscal years and interim periods beginning on or after January 1, 2013 with retrospective application for all comparative periods presented. The adoption of this guidance, which is related to disclosure only, did not have a material impact on the Company's consolidated financial position, results of operations or cash flows. Refer to Note 9 — Derivatives and Hedging Activities for the Company's disclosure of information about offsetting and related arrangements.

In July 2012, the FASB issued revised guidance intended to simplify how an entity tests indefinite-lived intangible assets for impairment. The amendments will allow an entity first to assess qualitative factors to determine whether it is necessary to perform a quantitative impairment test. An entity will no longer be required to calculate the fair value of an indefinite-lived intangible asset and perform the quantitative test unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amendments are effective for annual and interim indefinite-lived intangible asset impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption was permitted. The adoption of this guidance did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In February 2013, the FASB issued guidance which requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. The guidance is effective for annual and interim periods beginning after December 15, 2012 with early adoption permitted. The adoption of this guidance, which is related to disclosure only, did not have a material impact on the Company's consolidated financial position, results of operations or cash flows. Refer to Note 9 — Derivatives and Hedging Activities for the Company's disclosure of the information about the amounts reclassified out of accumulated other comprehensive income by component.

In February 2013, the FASB issued new accounting guidance clarifying the accounting and disclosure requirements for obligations resulting from joint and several liability arrangements for which the total amount under the arrangement is fixed at the reporting date. The new guidance is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2013. The Company does not expect the adoption of this guidance to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

Appendix I-56

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 4 — Real Estate Investments

The following table presents the allocation of the assets acquired during the periods presented (dollar amounts in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2013(1)	2012	2013(1)	2012
Real estate investments, at cost:
Land	$206,282	$57,161	$256,463	$84,268
Buildings, fixtures and improvements	521,765	219,869	709,374	372,933
Total tangible assets	728,047	277,030	965,837	457,201
Acquired intangibles:
In-place leases	76,986	36,927	107,213	61,175
Total assets acquired, net	805,033	313,957	1,073,050	518,376
OP Units issued to acquire real estate investments	—	(6,352)	—	(6,352)
Cash paid for acquired real estate investments	$805,033	$307,605	$1,073,050	$512,024
Number of properties acquired	433	116	481	170

(1)	Excludes 47 properties comprised of $67.5 million of net investments subject to direct financing leases.

Land, buildings, fixtures and improvements, in-place lease intangibles and investments in direct financing leases include $774.0 million, comprised of $193.1 million, $450.5 million, $62.9 million and $67.5 million, respectively, provisionally assigned to each class of asset, pending receipt of the final appraisals and other information being prepared by a third-party specialist.

During the three months ended June 30, 2013, the Company classified a Shaw's Supermarket in Plymouth, MA, as a held for sale property. As of June 30, 2013, the Company owned two properties which were classified as held for sale, including one vacant property.

The following table presents unaudited pro forma information as if the acquisitions during the three and six months ended June 30, 2013 had been consummated on January 1, 2012. Additionally, the unaudited pro forma net loss attributable to stockholders was adjusted to exclude acquisition related expenses of $15.1 million and $7.8 million for the three months ended June 30, 2013 and 2012, respectively, and merger and other transaction expenses of $4.7 million for the three months ended June 30, 2013. The unaudited pro forma net loss attributable to stockholders was adjusted to exclude acquisition related expenses of $20.7 million and $12.6 million for the six months ended June 30, 2013 and 2012, respectively, and merger and other transaction expenses of $142.4 million for the six months ended June 30, 2013.

	Three Months Ended June 30,		Six Months Ended June 30,
(Amounts in thousands)	2013	2012	2013	2012
Pro forma revenues	$56,941	$27,019	$113,882	$59,136
Pro forma net loss attributable to stockholders	$(30,458)	$(2,393)	$(18,929)	$(2,782)

Appendix I-57

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 4 — Real Estate Investments  – (continued)

Future Lease Payments

The following table presents future minimum base rental cash payments due to the Company over the next five years and thereafter. These amounts exclude contingent rent payments, as applicable, that may be collected from certain tenants based on provisions related to sales thresholds and increases in annual rent based on exceeding certain economic indexes among other items (amounts in thousands):

	Future Minimum Base Rent Payments	Future Minimum Direct Financing Lease Payments(1)
July 1, 2013 – December 31, 2013	$106,624	$2,508
2014	210,551	5,105
2015	207,318	5,019
2016	202,300	4,971
2017	192,725	4,603
Thereafter	1,262,001	15,241
Total	$2,181,519	$37,447

(1)	47 properties are subject to direct financing leases and, therefore, for accounting purposes, revenue is recognized as direct financing lease income on the discounted cash flows of the lease payments. Amounts reflected are the cash rent on these respective properties.

Net Investment in Direct Financing Leases

The components of the Company's net investment in direct financing leases are as follows (in thousands):

June 30, 2013
Future minimum lease payments receivable	$37,447
Unguaranteed residual value of property	48,751
Unearned income	(18,680)
Net investment in direct financing leases	$67,518

Tenant Concentration

The following table lists the tenants of the Company whose annualized rental income on a straight-line basis represented greater than 10% of consolidated annualized rental income on a straight-line basis as of June 30, 2013 and 2012. Annualized rental income for net leases is rental income on a straight-line basis as of June 30, 2013, which includes the effect of tenant concessions such as free rent, as applicable.

	June 30,
Tenant	2013	2012
FedEx	*	19.9%
Citizens Bank	*	14.8%
Dollar General	*	14.4%
Walgreens	*	10.4%

*	The tenants' annualized rental income was not greater than 10% of total consolidated annualized rental income for all portfolio properties as of the period specified.

Appendix I-58

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 4 — Real Estate Investments  – (continued)

No other tenant represents more than 10% of total consolidated annualized rental income for the periods presented.

Geographic Concentration

The following table lists the states where the Company has concentrations of properties where annual rental income for properties in that state, on a straight-line basis represented greater than 10% of consolidated annualized rental income on a straight-line basis as of June 30, 2013 and 2012:

	June 30,
State	2013	2012
Missouri	*	10.7%
New York	*	10.5%

*	The annualized rental income from the state was not greater than 10% of total consolidated annualized rental income for all portfolio properties as of the period specified.

Note 5 — Credit Facility

Credit Facility

The Company and the OP are parties to the Credit Facility with Wells Fargo, National Association, as administrative agent and other lenders party thereto. The Company and the OP succeeded to the Credit Facility upon the consummation of the ARCT III Merger.

At June 30, 2013, the Credit Facility has commitments of $1.45 billion. The Credit Facility has an accordion feature, which, if exercised in full, would allow the Company to increase borrowings under the Credit Facility to $2.5 billion, subject to additional lender commitments and borrowing base availability.

At June 30, 2013, the Credit Facility contains an $810.0 million term loan facility and a $640.0 million revolving credit facility. Loans under the Credit Facility are priced at the applicable rate (at the Company's election, either a floating interest rate based on one month LIBOR, determined on a daily basis) plus 1.60% to 2.20%, or a prime-based interest rate, based upon the Company’s current leverage. To the extent that the Company receives an investment grade credit rating as determined by a major credit rating agency, at the Company's election, advances under the Credit Facility will be priced at their applicable rate plus 0.90% to 1.75% and term loans will be priced at a floating interest rate of LIBOR plus 1.15% to 2.00%, based upon the Company’s then current investment grade credit rating. The Company may also make fixed rate borrowings under the Credit Facility.

As of August 6, 2013, additional commitments from lenders increased available borrowing under the Credit Facility to $1.7 billion, comprised of a $940.0 million term loan facility and a $760.0 million revolving credit facility.

The Credit Facility provides for monthly interest payments. In the event of a default, each lender has the right to terminate its obligations under the Credit Facility, and to accelerate the payment on any unpaid principal amount of all outstanding loans. The Company has guaranteed the obligations under the Credit Facility. The revolving credit facility will terminate on February 14, 2017, unless extended, to which the term loan facility will terminate on February 14, 2018. The Company may prepay borrowings under the Credit Facility and, to the extent that borrowings are unused under the revolving credit facility and the term loan facility, the Company incurs an unused fee of 0.15% to 0.25% per annum on the unused amount depending on the unused balance as a percentage of the total facility and the type of funding. The Credit Facility also requires the Company to maintain certain property available for collateral as a condition to funding.

Appendix I-59

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 5 — Credit Facility  – (continued)

As of June 30, 2013, there was $600.0 million outstanding on the Credit Facility, of which $85.0 million bore a floating interest rate of 1.95%, and $515.0 million was fixed at 2.80% through the use of derivative instruments, which are used to hedge against interest rate volatility. At June 30, 2013, there was up to $1.9 billion available to the Company for future borrowings, subject to borrowing availability.

The Credit Facility requires the maintenance of financial covenants, as well as restrictions on corporate guarantees, the maintenance of certain financial ratios (such as specified debt to equity and debt service coverage ratios) as well as the maintenance of a minimum net worth. At June 30, 2013, the Company was in compliance with the debt covenants under the Credit Facility.

Repayment of Previous Credit Facilities

On February 28, 2013, the Company repaid all of the outstanding borrowings under its previous senior secured revolving credit facility in the amount of $124.6 million, and the credit agreement for such facility was terminated. The average interest rate on the borrowings during the period the balance was outstanding was 3.11%. On February 14, 2013, simultaneous with entering into the Credit Facility, the Company terminated its secured credit facility agreement, which had been unused.

Note 6 — Mortgage Notes Payable

The Company’s mortgage notes payable consist of the following as of June 30, 2013 and December 31, 2012 (dollar amounts in thousands):

	Encumbered Properties	Outstanding Loan Amount	Weighted Average Effective Interest Rate(1)	Weighted Average Maturity(2)
June 30, 2013	165	$269,918	4.25%	4.99
December 31, 2012	164	$265,118	4.28%	5.51

(1)	Mortgage notes payable have fixed rates or are fixed by way of interest rate swap arrangements. Effective interest rates range from 2.73% to 6.13% at June 30, 2013 and 3.32% to 6.13% at December 31, 2012.
(2)	Weighted average remaining years until maturity as of June 30, 2013 and December 31, 2012, respectively.

The following table summarizes the scheduled aggregate principal repayments subsequent to June 30, 2013 (amounts in thousands):

Year	Total
July 1, 2013 – December 31, 2013	$74
2014	189
2015	13,767
2016	16,820
2017	169,768
Thereafter	69,300
Total	$269,918

The Company’s mortgage loan agreements generally require the maintenance of financial covenants, as well as restrictions on corporate guarantees, and the maintenance of certain financial ratios (such as specified debt to equity and debt service coverage ratios). As of June 30, 2013, the Company was in compliance with the debt covenants under the mortgage loan agreements.

Appendix I-60

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 7 — Other Investments

The following table details the unrealized gains and losses on investment securities as of June 30, 2013 and December 31, 2012 (amounts in thousands):

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Investments in real estate fund as of June 30, 2013	$10,000	$—	$(80)	$9,920
Preferred securities as of December 31, 2012	$41,747	$223	$(316)	$41,654

At June 30, 2013, the Company had investments in a real estate fund, which was invested primarily in equity securities of other publicly traded REITS.

At December 31, 2012, the Company had investments in redeemable preferred stock and senior notes, accounted for as debt securities, with a fair value of $41.7 million. These investment securities were sold during the six months ended June 30, 2013, resulting in a gain on sale of investments of $0.5 million.

Investments are considered available-for-sale securities and therefore increases or decreases in the fair value of these investments are recorded in accumulated other comprehensive income as a component of equity on the consolidated balance sheets unless the securities are considered to be permanently impaired at which time the losses are reclassified to expense.

Note 8 — Fair Value of Financial Instruments

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. The guidance defines three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

Level 3 — Unobservable inputs that reflect the entity’s own assumptions about the assumptions that market participants would use in the pricing of the asset or liability and are consequently not based on market activity, but rather through particular valuation techniques.

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company evaluates its hierarchy disclosures each quarter and depending on various factors, it is possible that an asset or liability may be classified differently from quarter to quarter. However, the Company expects that changes in classifications between levels will be rare.

Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with those derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by the Company and its counterparties. However, as of June 30, 2013, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has

Appendix I-61

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 8 — Fair Value of Financial Instruments  – (continued)

determined that the credit valuation adjustments are not significant to the overall valuation of the Company’s derivatives. As a result, the Company has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy. The Company’s interest rate cap derivative measured at fair value on a recurring basis as of June 30, 2013 was zero and was classified in Level 2 of the fair value hierarchy.

The valuation of derivative instruments is determined using a discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, as well as observable market-based inputs, including interest rate curves and implied volatilities. In addition, credit valuation adjustments, are incorporated into the fair values to account for the Company’s potential nonperformance risk and the performance risk of the counterparties.

The Company 's investments in funds and preferred units trade in active markets or are comprised of securities that trade in active markets and therefore, due to the availability of quoted market prices in active markets are classified these investments as Level 2 in the fair value hierarchy.

The following table presents information about the Company’s assets and liabilities (including derivatives that are presented net) measured at fair value on a recurring basis as of June 30, 2013 and December 31, 2012, aggregated by the level in the fair value hierarchy within which those instruments fall (amounts in thousands):

	Quoted Prices in Active Markets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
June 30, 2013:
Fund investments	$—	$9,920	$—	$9,920
Interest rate swap assets	—	10,161	—	10,161
Interest rate swap liabilities	—	(1,186)	—	(1,186)
Convertible obligation to Series C Convertible Preferred stockholders	—	—	(445,000)	(445,000)
Contingent value rights obligation to preferred and common investors	—	—	(31,134)	(31,134)
December 31, 2012:
Preferred securities	$41,654	$—	$—	$41,654
Interest rate swaps	—	(3,830)	—	(3,830)

A review of the fair value hierarchy classification is conducted on a quarterly basis. Changes in the type of inputs may result in a reclassification for certain assets. There were no transfers between Level 1 and Level 2 or Level 3 of the fair value hierarchy during the six months ended June 30, 2013.

Appendix I-62

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 8 — Fair Value of Financial Instruments  – (continued)

The following is a reconciliation of the beginning and ending balance for the changes in instruments with level 3 inputs in the fair value hierarchy for the three and six months ended June 30, 2013:

	Contingent value rights obligation to preferred and common investors	Convertible obligation to Series C Convertible Preferred stockholders	Total
Beginning balance	$—	$—	$—
Fair value at issuance	—	(445,000)	(445,000)
Fair value adjustment	(31,134)	—	(31,134)
Ending balance	$(31,134)	$(445,000)	$(476,134)

The fair value of the contingent value rights obligations were estimated by a third party using a Monte Carlo simulation technique to estimate the future value of the Company's common stock price based partially upon observable inputs such as historical volatility and risk free interest rates. The fair value of the convertible obligation to the Series C Convertible Preferred stockholders was based primarily upon the results of the valuation of the contingent value rights estimate of the future value of the Company's common stock and managements intention of obtaining a shareholder vote permitting the conversion of the Series C Convertible Preferred Stock to shares of common stock.

The Company is required to disclose the fair value of financial instruments for which it is practicable to estimate that value. The fair value of short-term financial instruments such as cash and cash equivalents, due to affiliates and accounts payable approximate their carrying value on the accompanying consolidated balance sheets due to their short-term nature.

The fair values of the Company’s financial instruments that are not reported at fair value on the consolidated balance sheets are reported below (amounts in thousands):

	Level	Carrying Amount at June 30, 2013	Fair Value at June 30, 2013	Carrying Amount at December 31, 2012	Fair Value at December 31, 2012
Mortgage notes payable	3	$269,918	$271,645	$265,118	$271,056
Senior secured revolving credit facility	3	—	—	124,604	124,604
Senior corporate credit facility	3	600,000	600,000	—	—
Total		$869,918	$871,645	$389,722	$395,660

The fair value of mortgage notes payable are obtained by calculating the present value at current market rates. The terms of the senior secured revolving credit facility, the terms of the senior corporate credit facility, and the Company's level ratio are considered commensurate with the market, as such the outstanding balance on the facility approximates fair value.

Appendix I-63

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 9 — Derivatives and Hedging Activities

Risk Management Objective of Using Derivatives

The Company may use derivative financial instruments, including interest rate swaps, caps, options, floors and other interest rate derivative contracts, to hedge all or a portion of the interest rate risk associated with its borrowings. The principal objective of such arrangements is to minimize the risks and/or costs associated with the Company's operating and financial structure as well as to hedge specific anticipated transactions. The Company does not intend to utilize derivatives for speculative or other purposes other than interest rate risk management. The use of derivative financial instruments carries certain risks, including the risk that the counterparties to these contractual arrangements are not able to perform under the agreements. To mitigate this risk, the Company only enters into derivative financial instruments with counterparties with high credit ratings and with major financial institutions with which the Company and its affiliates may also have other financial relationships. The Company does not anticipate that any of the counterparties will fail to meet their obligations.

Cash Flow Hedges of Interest Rate Risk

The Company's objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company primarily uses interest rate swaps and collars as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. Interest rate collars designated as cash flow hedges involve the receipt of variable-rate amounts if interest rates rise above the cap strike rate on the contract and payments of variable-rate amounts if interest rates fall below the floor strike rate on the contract.

The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in accumulated other comprehensive income and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. During 2013, such derivatives were used to hedge the variable cash flows associated with variable-rate debt. The ineffective portion of the change in fair value of the derivatives is recognized directly in earnings.

Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest expense as interest payments are made on the Company's variable-rate debt. During the next twelve months, the Company estimates that an additional $4.3 million will be reclassified from other comprehensive income as an increase to interest expense. During the three and six months ended June 30, 2013, the Company accelerated the reclassification of approximately $27,000 in other comprehensive income to earnings as a result of the hedged forecasted transactions becoming probable not to occur.

As of June 30, 2013, the Company had the following outstanding interest rate derivatives that were designated as cash flow hedges of interest rate risk (dollar amounts in thousands):

Interest Rate Derivative	Number of Instruments	Notional Amount
Interest rate swaps	10	$667,590

Appendix I-64

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 9 — Derivatives and Hedging Activities  – (continued)

As of December 31, 2012, the Company had the following outstanding interest rate derivatives that were designated as cash flow hedges of interest rate risk (dollar amounts in thousands):

Interest Rate Derivative	Number of Instruments	Notional Amount
Interest rate swaps	7	$152,590
Interest rate cap	1	50,000
Total	8	$202,590

The table below presents the fair value of the Company's derivative financial instruments as well as their classification on the Balance Sheet as of June 30, 2013 and December 31, 2012 (dollar amounts in thousands):

Derivatives Designated as Hedging Instruments	Balance Sheet Location	June 30, 2013	December 31, 2012
Interest rate products	Derivative assets, at fair value	$10,161	$—
Interest rate products	Derivative liabilities, at fair value	$(1,186)	$(3,830)

The table below details the location in the financial statements of the gain or loss recognized on interest rate derivatives designated as cash flow hedges for the three and six months ended June 30, 2013 and 2012, respectively (amounts in thousands).

	Three Months Ended June 30,		Six Months Ended June 30,
Derivatives in Cash Flow Hedging Relationships	2013	2012	2013	2012
Amount of gain (loss) recognized in accumulated other comprehensive income on interest rate derivatives (effective portion)	$12,748	$(2,485)	$10,889	$(3,174)
Amount of gain (loss) reclassified from accumulated other comprehensive income into income as interest expense (effective portion)	$(1,269)	$(249)	$(1,951)	$(335)
Amount of gain (loss) recognized in income on derivative (ineffective portion, reclassifications of missed forecasted transactions and amounts excluded from effectiveness testing)	$(23)	$—	$(23)	$—

The table below presents a gross presentation, the effects of offsetting, and a net presentation of the Company's derivatives as of June 30, 2013 and December 31, 2012. The net amounts of derivative assets or liabilities can be reconciled to the tabular disclosure of fair value. The tabular disclosure of fair value provides the location that derivative assets and liabilities are presented on the consolidated balance sheets.

Offsetting of Derivative Assets and Liabilities
	Gross Amounts of Recognized Assets	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Consolidated Balance Sheet	Net Amounts of Assets Presented in the Consolidated Balance Sheet	Net Amounts of Liabilities Presented in the Consolidated Balance Sheet	Financial Instruments	Cash Collateral Received	Net Amount
June 30, 2013	$10,161	$(1,186)	$—	$10,161	$(1,186)	$—	$—	$8,975
December 31, 2012	$—	$(3,830)	$—	$—	$(3,830)	$—	$—	$(3,830)

Credit-risk-related Contingent Features

The Company has agreements with each of its derivative counterparties that contain a provision where if the Company either defaults or is capable of being declared in default on any of its indebtedness, then the Company could also be declared in default on its derivative obligations.

Appendix I-65

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 9 — Derivatives and Hedging Activities  – (continued)

As of June 30, 2013, the fair value of the derivatives in a net liability position, including accrued interest but excluding any adjustment for nonperformance risk related to these agreements was $1.3 million. As of June 30, 2013, the Company has not posted any collateral related to these agreements and was not in breach of any agreement provisions. If the Company had breached any of these provisions, it could have been required to settle its obligations under the agreements at their aggregate termination value of $1.3 million at June 30, 2013.

Reclassifications out of Accumulated Other Comprehensive Income (“AOCI”)

The following table details reclassification adjustments out of AOCI and the corresponding effect on net income for the three and six months ended June 30, 2013 and 2012 (amount in thousands):

AOCI Component	Amount Reclassified from AOCI				Affected Line Items in the Consolidated Statements of Operations and Comprehensive Loss
	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Unrealized loss on investment securities, net	$—	$—	$93	$—	Gain on extinguishment of debt, net
Designated derivatives, fair value adjustment	(1,269)	(249)	(1,951)	(335)	Interest expense

Note 10 — Convertible Preferred Stock

The Company has the following classes of convertible preferred stock outstanding at June 30, 2013:

Issue	Date Issued	Units	Gross Proceeds (In thousands)	Liquidation Preference	Dividend/ Interest Rate
Shares classified as Equity:
Series A Convertible Preferred Stock(1)	May 11, 2012	545,454	$6,000	$11.00	$0.77
Series B Convertible Preferred Stock(2)	July 24, 2012	283,018	3,000	10.60	0.74
Shares classified as Liabilities:
Series C Convertible Preferred Stock(3)	June 7, 2013	28,398,213	$445,000	$15.67	5.81%

(1)	The Series A Convertible Preferred Stock may be redeemed at the option of the Company in whole or in part after the issuance date at $11.00 per share.
(2)	The Series B Convertible Preferred Stock may be redeemed at the option of the Company in whole or in part after the issuance date at $10.60 per share.
(3)	The Series C Convertible Preferred Stock is mandatorily redeemable or exchangeable for shares of common stock at the option of the Company within three business days following the earliest to occur of (A) the closing of the CapLease Merger (B) the first trading day following (a) an announcement that CapLease has accepted a competing offer (which did not occur within the time specified in the CapLease Merger Agreement) or (b) the CapLease Merger Agreement is otherwise terminated, and (C) December 31, 2013, the Company will have the option to: (I) convert all shares of Series C Convertible Preferred Stock into such number of shares of the Company’s common stock equal to the par value of the Series C Convertible Preferred Stock divided by the lowest of (i) a 2% discount to the VWAP of the Company’s common stock for the 10 prior trading days, (ii) a 2% discount to the closing price on such date and (iii) $15.67, as adjusted from time to time or (II) redeem all shares of the
Appendix I-66

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 10 — Convertible Preferred Stock  – (continued)

Company’s Series C Convertible Preferred Stock in cash at 120% of its par value. As of June 30, 2013, the Company is limited, without the approval of holders of the Company's common stock and Series C Convertible Preferred Stock to amend the Series C Articles Supplementary, to issuing no more than 3.3 million shares of common stock upon conversion of shares of Series C Convertible Preferred Stock due to limitations imposed by the articles supplementary for the Series C Convertible Preferred Stock. Therefore, upon the required conversion the Company will cancel any remaining Series C Convertible Preferred Stock in exchange for cash in lieu of common stock in an amount equal to the greater of the product of such number of excess shares into which the shares of Series C stock would have been convertible and (i) 120% of the liquidation preference, which is $15.67, as may be adjusted from time to time, and (ii) the Conversion Price valued at the one-day VWAP of the common stock on the applicable date.

Note 11 — Common Stock

Increases in Authorized Common Stock

On July 2, 2013, the Company filed articles of amendment to its charter to increase the number of authorized shares of common stock to 750,000,000 shares.

Offerings

On August 1, 2012, the Company filed a $500 million universal shelf registration statement and a resale registration statement with the SEC. Each registration statement became effective on August 17, 2012. As of June 30, 2013, the Company had issued 2.1 million shares of common stock under the $500 million universal shelf registration statement. No preferred stock, debt or equity-linked security had been issued under this $500 million universal shelf registration statement. The resale registration statement, as amended, registers the resale of up to 1,882,248 shares of common stock issued in connection with any future conversion of certain currently outstanding restricted shares, convertible preferred stock or limited partnership interests in the OP.

On March 13, 2013, the Company filed a universal automatic shelf registration statement that was automatically declared effective and achieved well-known seasoned issuer (“WKSI”) status. The Company intends to maintain both the $500 million universal shelf registration statement and the WKSI universal automatic shelf registration statement.

In January 2013, the Company commenced its “at the market” equity offering program (“ATM”) in which it may from time to time offer and sell shares of its common stock having an aggregate offering proceeds of up to $60.0 million. The shares will be issued pursuant to the Company's $500.0 million universal shelf registration statement.

The following are the Company's equity offerings of common stock during the six months ended June 30, 2013 (dollar amounts in millions):

Type of offering	Closing Date	Number of Shares(1)	Gross Proceeds
Registered follow on offering	January 29, 2013	2,070,000	$26.7
ATM	January 1 - June 30, 2013	553,300	8.9
Private placement offering	June 7, 2013	29,411,764	455.0
Total		32,035,064	$490.6

(1)	Excludes 140.7 million shares of common stock that were issued to the stockholders of ARCT III's common stock in conjunction with the ARCT III Merger.

Appendix I-67

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 11 — Common Stock  – (continued)

Upon the closing of the ARCT III Merger, 29.2 million shares of the then outstanding shares of ARCT III's common stock were paid in cash at $12.00 per share, which equals 27.7 million shares of the Company's common stock after the application of the ARCT III Exchange Ratio. In addition, upon closing of the ARCT III Merger, 148.1 million shares of ARCT III's common stock were converted to shares of Company's common stock at the ARCT III Exchange Ratio, resulting in an additional 140.7 million shares of the Company's common stock outstanding after the exchange.

Dividends

The Company's board of directors has authorized, and the Company began paying, dividends since October 2011 on the fifteenth day of each month to stockholders of record on the eight day of such month. During the six months ended June 30, 2013, the board of directors of the Company has authorized the following increases in the Company's dividend.

Dividend increase declaration date	Annualized dividend per share	Effective date
March 17, 2013	$0.91	June 8, 2013
May 28, 2013	$0.94	*

*	The dividend increase is contingent upon, and effective with, the earlier of the close of the ARCT IV Merger or the close of the CapLease Merger.

The annualized dividend rate at June 30, 2013 was $0.910 per share.

Note 12 — Share-Based Compensation

Equity Plan

The Company has adopted the American Realty Capital Properties, Inc. Equity Plan (the “Equity Plan”), which provides for the grant of stock options, restricted shares of common stock, restricted stock units, dividend equivalent rights and other equity-based awards to the Manager, non-executive directors, officers and other employees and independent contractors, including employees or directors of the Manager and its affiliates who are providing services to the Company.

The Company authorized and reserved a total number of shares equal to 10.0% of the total number of issued and outstanding shares of common stock (on a fully diluted basis assuming the redemption of all OP Units for shares of common stock) to be issued at any time under the Equity Plan for equity incentive awards excluding an initial grant of 167,400 shares to the Manager in connection with the IPO. All such awards of shares will vest ratably on a quarterly or annual basis over a three-year period beginning on the first anniversary of the date of grant and shall provide for “distribution equivalents” with respect to this restricted stock, whether or not vested, at the same time and in the same amounts as dividends are paid to the stockholders.

In February 2013, the Company granted 325,000 restricted shares of common stock to the Manager and certain employees. These shares did not vest upon the consummation of the ARCT III Merger but will vest ratably over a three-year period and shall provide for “distribution equivalents” with respect to this restricted stock, whether or not vested, at the same time and in the same amounts as dividends are paid to the stockholders.

Director Stock Plan

The Company has adopted the American Realty Capital Properties, Inc. Non-Executive Director Stock Plan (the “Director Stock Plan”), which provides for the grant of restricted shares of common stock to each of the Company's independent directors, each of whom is a non-executive director. Awards of restricted stock

Appendix I-68

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 12 — Share-Based Compensation  – (continued)

will vest ratably over a five-year period following the first anniversary of the date of grant in increments of 20.0% per annum, subject to the director’s continued service on the board of directors, and shall provide for “distribution equivalents” with respect to this restricted stock, whether or not vested, at the same time and in the same amounts as distributions are paid to the stockholders. At June 30, 2013, a total of 99,000 shares of common stock are reserved for issuance under the Director Stock Plan.

The fair value of restricted common stock awards under the Equity Plan and Director Stock Plan is determined on the grant date using the closing stock price on NASDAQ that day. The fair value of restricted common stock under the Equity Plan is updated at the end of each quarter based on quarter end closing stock price through the final vesting date.

ARCT III Restricted Share Plan

ARCT III had an employee and director incentive restricted share plan (the “RSP”), which provided for the automatic grant of 3,000 restricted shares of common stock to each of its independent directors, without any further action by ARCT III’s board of directors or its stockholders, on the date of initial election to the board of directors and on the date of each annual stockholder’s meeting thereafter. Restricted stock issued to independent directors vested over a five-year period following the first anniversary of the date of grant in increments of 20.0% per annum. The RSP provided ARCT III with the ability to grant awards of restricted shares to its directors, officers and employees (if ARCT III ever had employees), employees of ARCT III's Advisor and its affiliates, employees of entities that provided services to ARCT III, directors of the ARCT III Advisor or of entities that provided services to ARCT III, certain consultants to ARCT III and the ARCT III Advisor and its affiliates or to entities that provided services to ARCT III.

Immediately prior to the effective time of the ARCT III Merger, each then-outstanding share of ARCT III restricted stock fully vested. All shares of ARCT III common stock then-outstanding as a result of the full vesting of shares of ARCT III restricted stock, and the satisfaction of any applicable withholding taxes, had the right to receive a number of shares of the Company's common stock based on the ARCT III Exchange Ratio.

The following tables detail the restricted shares activity within the Equity Plan, Director Stock Plan and RSP during the three and six months ended June 30, 2013:

Restricted Share Awards

	Equity Plan		RSP & Director Stock Plan
	Number of Restricted Common Shares	Weighted- Average Issue Price	Number of Restricted Common Shares	Weighted- Average Issue Price
Awarded December 31, 2012	259,909	$11.84	30,300	$10.68
Granted	325,000	13.88	18,000	14.58
Forfeited	—	—	—	—
Awarded June 30, 2013	584,909	$12.95	48,300	$12.13

Appendix I-69

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 12 — Share-Based Compensation  – (continued)

Unvested Restricted Shares

	Equity Share Plan		RSP & Director Stock Plan
	Number of Restricted Common Shares	Weighted- Average Issue Price	Number of Restricted Common Shares	Weighted- Average Issue Price
Unvested, December 31, 2012	186,403	$11.62	27,930	$10.58
Granted	325,000	13.83	18,000	14.58
Vested	(186,403)	(11.62)	(27,930)	(10.58)
Forfeited	—	—	—	—
Unvested, June 30, 2013	325,000	$13.83	18,000	$14.58

In connection with the ARCT III Merger, each share of the Company's and ARCT III's restricted stock outstanding as of immediately prior to the effective date of the ARCT III Merger became fully vested.

For the three months ended June 30, 2013 and 2012, compensation expense for restricted shares was $0.2 million, respectively. For the six months ended June 30, 2013 and 2012, compensation expense for restricted shares was $0.6 million and $0.4 million, respectively. Compensation expense for the accelerated vesting of restricted shares in conjunction with the ARCT III Merger restricted shares of $2.2 million during the three and six months ended June 30, 2013 was recorded as Merger costs.

In July 2013, the Company granted 300,000 restricted shares of common stock to the Manager and certain employees at a grant date price of $14.80 per share. These shares will vest ratably over a three-year period and shall provide for “distribution equivalents” with respect to these restricted shares, whether or not vested, at the same time and in the same amounts as dividends are paid to the stockholders.

Multi-Year Performance Plan

Upon consummation of the ARCT III Merger, the Company entered into the 2013 Advisor Multi-Year Outperformance Agreement (the “OPP”) with the Manager, whereby the Manager will be able to potentially earn compensation upon the attainment of stockholder value creation targets.

Under the OPP, the manager was granted 8,241,101 long term incentive plan units (“LTIP Units”) of the OP, which will be earned or forfeited based on the Company's total return to stockholders (including both share price appreciation and common stock distributions) (“Total Return”), for the three year period consisting of:

•	Absolute Component: 4.0% of any excess Total Return attained above an absolute hurdle of 7.0% for each annual measurement period, non-compounded, 14.0% for the interim measurement period and 21.0% for the full performance period; and
•	Relative Component: 4.0% of any excess Total Return attained above the Total Return for the performance period of a peer group comprised of the following companies: CapLease, Inc.; EPR Properties; Getty Realty Corporation; Lexington Realty Trust; National Retail Properties, Inc.; and Realty Income Corporation.

The award will be funded (“OPP Pool”) up to a maximum award opportunity equal to 5% of the Company's equity market capitalization at the ARCT III Merger date of $2.1 billion (the “OPP Cap”). Awards under the OPP are dependent on achieving an annual hurdle that commenced December 11, 2012, an interim (two-year) hurdle and then the aforementioned three-year hurdle ending on December 31, 2015.

Appendix I-70

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 12 — Share-Based Compensation  – (continued)

In order to further ensure that the interests of the Manager are aligned with the Company's investors, the Relative Component is subject to a ratable sliding scale factor as follows:

•	100.0% will be earned if the Company attains a median Total Return of at least 6.0% for each annual measurement period, non-compounded, at least 12% for the interim measurement period, and at least 18.0% for the full performance period;
•	50.0% will be earned if the Company attains a median Total Return of at least 0.0% for each measurement period;
•	0.0% will be earned if the Company attains a median Total Return of less than 0.0% for each measurement period; and
•	A percentage from 50.0% to 100.0% calculated by linear interpolation will be earned if the Company's median Total Return is between 0.0% and the percentage set for each measurement period.

For each year during the performance period a portion of the OPP Cap equal to a maximum of up to 1.25% of the Company's equity market capitalization of $2.1 billion will be “locked-in” based upon the attainment of the performance hurdles set forth above for each annual measurement period. In addition, a portion of the OPP Cap equal to a maximum of up to 3.0% of the Company's equity market capitalization will be “locked-in” based upon the attainment of the performance hurdles set forth above for the interim measurement period, which if achieved, will supersede and negate any prior “locked-in” portion based upon annual performance through December 31, 2013 and 2014 (i.e., a maximum award opportunity equal to a maximum of up to 3.0% of the Company's equity market capitalization may be “locked-in” through December 31, 2014).

Following the performance period, the Absolute Component and the Relative Component will be calculated separately and then added together to determine the aggregate award earned under the OPP, which will be the lesser of the sum of the two components and the OPP Cap. The OPP Pool will be used to determine the number of LTIP units that vest. Any unvested LTIP units will be immediately forfeited on December 31, 2015. At June 30, 2013, 100% of the pool has been allocated.

The Manager will be entitled to convert 33.3% of the LTIP units earned into OP Units on each of December 31, 2015, 2016 and 2017 and within 30 days following such date. In addition, the OPP provides for accelerated earning and vesting of LTIP Units and redemption of vested LTIP Units for cash if the Manager is terminated or if the Company experiences a change in control. The Manager will be entitled to receive a tax gross-up in the event that any amounts paid to it under the OPP constitute “parachute payments” as defined in Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”).

The fair value of the LTIP Units granted are being amortized over the performance period. During the three and six months ended June 30, 2013, the Company has recorded expense of $3.1 million and $3.7 million, respectively, for the OPP.

Appendix I-71

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 13 — Commitments and Contingencies

Contractual Lease Obligations

The following table reflects the minimum base rental cash payments due from the Company over the next five years and thereafter for ground lease arrangements (amounts in thousands):

Future Minimum Base Rent Payments
July 1, 2013 – December 31, 2013	$174
2014	348
2015	349
2016	349
2017	353
Thereafter	2,477
Total	$4,050

Litigation

In the ordinary course of business, the Company may become subject to litigation or claims. There are no material legal proceedings pending or known to be contemplated against the Company, except as follows:

Since the announcement of the CapLease Merger Agreement on May 28, 2013, the following lawsuits have been filed:

CapLease, its directors, and its affiliates, CapLease's operating partnership and the general partner of the operating partnership, as well as the Company, the OP and a CapLease Merger related subsidiary, have been named as defendants in a putative class action lawsuit in connection with the proposed merger, styled Mizani v. CapLease, Inc., No. 651986/2013, in the Supreme Court of the State of New York, New York County. The complaint alleges, among other things, that the CapLease Merger Agreement was the product of breaches of fiduciary duty by CapLease’s directors because the CapLease Merger does not provide for full and fair value for the CapLease’s stockholders, the CapLease Merger was not the result of a competitive bidding process, the CapLease Merger Agreement contains coercive deal protection measures, and the CapLease Merger Agreement and the CapLease Merger were approved as a result of improper self-dealing by certain defendants who would receive certain alleged employment compensation benefits and continued employment pursuant to the CapLease Merger Agreement. The complaint also alleges that CapLease, the Company, the OP and a CapLease Merger related subsidiary, aided and abetted the directors’ alleged breaches of fiduciary duty. The plaintiff seeks, among other things, to enjoin completion of the CapLease Merger. The Company believes that the allegations of the complaint are without merit and that it has substantial meritorious defenses to the claims set forth in the complaint.

Separately, CapLease, its directors and its affiliates, the CapLease's operating partnership and the general partner of the CapLease's operating partnership, as well as the Company, the OP and a CapLease Merger related subsidiary, have been named as defendants in a putative class action and derivative lawsuit in connection with the proposed merger, styled Tarver v. CapLease, Inc., No. 24C13004176, in the Circuit Court of the State of Maryland, Baltimore City. The complaint alleges, among other things, that the CapLease Merger Agreement was the product of breaches of fiduciary duty by CapLease’s directors because the CapLease Merger does not provide for full and fair value for the CapLease’s stockholders, the CapLease Merger Agreement contains coercive deal protection measures, the CapLease Merger was not the result of a competitive bidding process, and the CapLease Merger Agreement and the CapLease Merger were approved as a result of improper self-dealing. The complaint also alleges that CapLease, CapLease's operating partnership, the general partner of the CapLease's operating partnership, the Company, the OP and a CapLease

Appendix I-72

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 13 — Commitments and Contingencies  – (continued)

Merger related subsidiary aided and abetted the directors’ alleged breaches of fiduciary duty. The plaintiff seeks, among other things, to enjoin completion of the CapLease Merger. The Company believes that the allegations of the complaint are without merit and that it has substantial meritorious defenses to the claims set forth in the complaint.

Separately, CapLease, its directors and its affiliates, the CapLease's operating partnership and the general partner of the CapLease's operating partnership, as well as the Company, the OP and a CapLease Merger related subsidiary, have been named as defendants in a putative class action and derivative lawsuit in connection with the proposed CapLease Merger, styled Carach v. CapLease, Inc., No. 651986/2013, in the Supreme Court of the State of New York, New York County. The complaint alleges, among other things, that the CapLease Merger Agreement was the product of breaches of fiduciary duty by the CapLease’s directors because the CapLease Merger does not provide for full and fair value for the CapLease’s stockholders, the CapLease directors failed to take steps to maximize the value of CapLease or properly value CapLease, failed to protect against various alleged conflicts of interest, and failed to fully disclose material information concerning the process that led to the CapLease Merger. The complaint also alleges that CapLease's operating partnership, the general partner of CapLease's operating partnership, the Company, the OP and a CapLease Merger related subsidiary aided and abetted the CapLease directors’ alleged breaches of fiduciary duty. The plaintiff seeks, among other things, to enjoin completion of the CapLease Merger. The Company believes that the allegations of the complaint are without merit and that it has substantial meritorious defenses to the claims set forth in the complaint.

Since the announcement of the ARCT III Merger Agreement on December 17, 2012, Randell Quaal filed a putative class action lawsuit filed on January 19, 2013 against the Company, the OP, ARCT III, ARCT III OP, the members of the board of directors of ARCT III and certain subsidiaries of the Company in the Supreme Court of the State of New York. The lawsuit alleges, among other things, that the board of ARCT III breached its fiduciary duties in connection with the transactions contemplated under the ARCT III Merger Agreement. In February 2013, the parties agreed to a memorandum of understanding regarding settlement of all claims asserted on behalf of the alleged class of ARCT III stockholders. In connection with the settlement contemplated by that memorandum of understanding, the class action and all claims asserted therein will be dismissed, subject to court approval. The proposed settlement terms required ARCT III to make certain additional disclosures related to the ARCT III Merger, which were included in a Current Report on Form 8-K filed by ARCT III with the SEC on February 21, 2013. The memorandum of understanding also added that the parties will enter into a stipulation of settlement, which will be subject to customary conditions, including confirmatory discovery and court approval following notice to ARCT III’s stockholders. If the parties enter into a stipulation of settlement, a hearing will be scheduled at which the court will consider the fairness, reasonableness and adequacy of the settlement. There can be no assurance that the parties will ultimately enter into a stipulation of settlement, that the court will approve any proposed settlement, or that any eventual settlement will be under the same terms as those contemplated by the memorandum of understanding, therefore any losses that may be incurred to settle this matter are not determinable.

The Company maintains directors and officers liability insurance which the Company believes should provide coverage to the Company and its officers and directors for most or all of any costs, settlements or judgments resulting from the lawsuits.

Environmental Matters

In connection with the ownership and operation of real estate, the Company may potentially be liable for costs and damages related to environmental matters. The Company has not been notified by any governmental authority of any non-compliance, liability or other claim, and is not aware of any other environmental condition, in each case, that it believes will have a material adverse effect on the results of operations.

Appendix I-73

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 14 — Related Party Transactions and Arrangements

Ownership by Affiliates

Certain affiliates of the Company have ownership in the Company through ownership of shares of the Company's common stock, shares of unvested restricted common stock or OP units. As of June 30, 2013 and December 31, 2012, 4.82% and 1.39%, respectively, of the total equity units issued by the Company were owned by affiliates.

The Company has issued restricted stock to the Manager and non-executive directors in conjunction with a share-based compensation plan. See Note 12 — Share-Based Compensation.

Fees Paid in Connection with Common Stock Offerings

RCS received selling commissions of 6% of the gross offering proceeds from the sale of the Company’s common stock in the IPO. In addition, RCS received dealer manager fees of 2% of the gross offering proceeds before reallowance to participating broker-dealers in the IPO. RCS was permitted to re-allow all or a portion of its dealer manager fee to participating broker-dealers.

In addition, RCS, served as the dealer manager of the ARCT III IPO. RCS received fees and compensation in connection with the sale of ARCT III’s common stock in the ARCT III IPO. RCS received a selling commission of up to 7% of gross offering proceeds before reallowance of commissions earned by participating broker-dealers in the ARCT III IPO. In addition, RCS received up to 3% of the gross proceeds from the sale of common stock, before reallowance to participating broker-dealers, as a dealer-manager fee in the ARCT III IPO. RCS was permitted to reallow its dealer-manager fee to such participating broker-dealers, based on such factors as the volume of shares sold by respective participating broker-dealers and marketing support incurred as compared to those of other participating broker-dealers.

The following table details the results of such activities related to RCS, which are recorded as offering costs on the consolidated statement of changes in equity (amounts in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,		Payable as of
	2013	2012	2013	2012	June 30, 2013	December 31, 2012
Total commissions and fees paid to RCS	$—	$57,914	$—	$79,791	$—	$—

The Company reimbursed the Manager, the ARCT III Advisor and RCS for services relating to the IPO, the Company's follow-on offerings, the ARCT III IPO, and other significant transactions such as the ARCT III Merger, for which the Manager provided assistance. The following table details the results of such activities related to offering and other significant transactions costs reimbursed to the Manager, the ARCT III Advisor and RCS (amounts in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,		Payable as of
	2013	2012	2013	2012	June 30, 2013	December 31, 2012
Offering expense and other significant transactions reimbursements	$499	$12,869	$1,114	$20,231	$100	$—

Fees Paid in Connection with the Operations of the Company

Each of the Company and ARCT III paid the Manager and the ARCT III Advisor, as applicable, an acquisition fee equal to 1.0% of the contract purchase price (including assumed indebtedness) of each property the Company or ARCT III, as applicable, acquired. The acquisition fee was payable in cash at the closing of

Appendix I-74

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 14 — Related Party Transactions and Arrangements  – (continued)

each acquisition. In conjunction with the ARCT III Merger, it was agreed that these fees would no longer be paid to either party. Acquisition fees are recorded in Acquisition related costs in the consolidated statements of operations and comprehensive loss.

Each of the Company and ARCT III paid the Manager and the ARCT III Advisor, as applicable, a financing fee equal to 0.75% of the amount available under any secured mortgage financing or refinancing that the Company or ARCT III, as applicable, obtained and used for the acquisition of properties that was arranged by the Manager or ARCT III Advisor, as applicable. The financing coordination fee was payable in cash at the closing of each financing. In conjunction with the ARCT III Merger, it was agreed that these fees would no longer be paid to either party.

The Company paid the Manager an annual base management fee equal to 0.50% per annum of the average unadjusted book value of the Company's real estate assets, calculated and payable monthly in advance. The Company's Manager waived such portion of its management fee in excess of certain net income thresholds related to our operations. The management fee is payable in cash. In conjunction with the ARCT III Merger, the base management fee was reduced to 0.40% per annum for the unadjusted book value of assets over $3.0 billion. Management fees, if accrued are recorded in Operating fees to affiliates in the consolidated statements of operations and comprehensive loss.

Until July 1, 2012, ARCT III paid the ARCT III Advisor an asset management fee of 0.75% per annum of the cost of its assets (cost includes the purchase price, acquisition expenses, capital expenditures and other customarily capitalized costs, but excludes acquisition fees) plus costs and expenses incurred by the ARCT III Advisor in providing asset management services; provided, however, that the asset management fee was reduced by any amounts payable to ARCT III's property manager as an oversight fee, such that the aggregate of the asset management fee and the oversight fee did not exceed 0.75% per annum of the cost of ARCT III's assets plus costs and expenses incurred by the ARCT III Advisor in providing asset management services.

Prior to July 1, 2012, this fee was payable in monthly installments at the discretion of ARCT III's board of directors in cash, common stock or restricted stock grants, or any combination thereof. Asset management fees, if accrued are recorded in Operating fees to affiliates in the consolidated statements of operations and comprehensive loss. The Company also pays fees for transfer agent services to an affiliate, American National Stock Transfer, LLC.

Effective July 1, 2012, the payment of asset management fees in monthly installments in cash, shares or restricted stock grants, or any combination thereof to the ARCT III Advisor was eliminated. Instead, ARCT III issued (subject to periodic approval by its board of directors) to the ARCT III Advisor performance-based restricted partnership units of the ARCT III OP designated as “Class B units,” which were intended to be profits interests and to vest, and no longer be subject to forfeiture, at such time as: (x) the value of the ARCT III OP’s assets plus all distributions made equal or exceeded the total amount of capital contributed by investors plus a 6.0% cumulative, pre-tax, non-compounded annual return thereon (the “economic hurdle”); and among other potential events, a liquidity event accrued.

The ARCT III Advisor received distributions on unvested Class B units equal to the distribution rate received on ARCT III common stock. Such distributions on issued Class B units were included as general and administrative expense in the consolidated statement of operations until the performance condition is considered probable to occur. 145,022 Class B units were approved by ARCT III's board of directors as of December 31, 2012. During January and February 2013, ARCT III's board of directors approved, and ARCT III issued, 603,599 Class B units to the ARCT III Advisor for its asset management services provided. As of December 31, 2012, ARCT III did not consider achievement of the performance condition to be probable as the shareholder vote for the ARCT III Merger, which would allow vesting of these Class B Units, was not completed. The performance condition related to these Class B units was satisfied upon the

Appendix I-75

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 14 — Related Party Transactions and Arrangements  – (continued)

completion of the ARCT III Merger and expense of $9.9 million was recorded at that time. The Class B units then converted to ARCT III OP units which converted to 711,190 OP Units after the application of the ARCT III Exchange Ratio. These expenses were recorded in ARCT III Merger and other transaction related in the consolidated statements of operations and comprehensive loss.

The Company may be required to pay the Manager a quarterly incentive fee, calculated based on 20 percent of the excess Company annualized core earnings (as defined in the management agreement with the Manager) over the weighted average number of shares multiplied by the weighted average price per share of common stock. One half of each quarterly installment of the incentive fee will be payable in shares of common stock. The remainder of the incentive fee will be payable in cash. No such incentive fees have been incurred or paid to the Manager since inception.

ARCT III paid an affiliate of the Sponsor, unless it contracted with a third party, a property management fee of up to 2% of gross revenues from ARCT III's stand-alone single-tenant net leased properties and 4% of gross revenues from its multi-tenant properties, plus, in each case, market-based leasing commissions applicable to the geographic location of the property. ARCT III also reimbursed the affiliate for property level expenses. If ARCT III contracted directly with third parties for such services, it paid them customary market fees and paid the affiliated property manager, an oversight fee of up to 1.0% of the gross revenues of the property managed. Property management fees are recorded in Operating fees to affiliates in the consolidated statements of operations and comprehensive loss.

In order to facilitate the smooth transition of property management services following the consummation of the ARCT III Merger, the Company, the OP and the Sponsor agreed that the Property Management and Leasing Agreement will be extended for a 60 day period following the consummation of the ARCT III Merger for which the Company paid the Sponsor $2.3 million. These fees were recorded in merger and transaction related in the consolidated statements of operations and comprehensive loss.

The Company is required to reimburse the Manager for all out-of-pocket costs actually incurred by the Manager, including without limitation, legal fees and expenses, due diligence fees and expenses, other third party fees and expenses, costs of appraisals, travel expenses, nonrefundable option payments and deposits on properties not acquired, accounting fees and expenses, title insurance premiums and other closing costs, personnel costs and miscellaneous expenses relating to the selection, acquisition and due diligence of properties. The Company's reimbursement obligation is not subject to any dollar limitation. Expenses will be reimbursed in cash on a monthly basis following the end of each month. However, the Company will not reimburse the Manager for the salaries and other compensation of its personnel. Reimbursements are recorded based on the related activity to which the expense relates.

Appendix I-76

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 14 — Related Party Transactions and Arrangements  – (continued)

The following table details amounts incurred by the Company or ARCT III and contractually due to the Sponsor, ARCT III Advisor or the Manager and forgiven in connection with the operations related services described above (amounts in thousands):

	Three Months Ended June 30,				Six Months Ended June 30,				Payable as of
	2013		2012		2013		2012		June 30, 2013	December 31, 2012
	Incurred	Forgiven	Incurred	Forgiven	Incurred	Forgiven	Incurred	Forgiven
One-time fees:
Acquisition fees(1)	$510	$—	$3,138	$—	$3,104	$—	$5,183	$—	$—	$364
Financing fees and related cost reimbursements	—	—	601	—	7,500	—	1,259	—	—	—
Other expense reimbursements	6,545	—	2,396	—	8,317	—	3,913	—	—	18
On-going fees:
Base management fees(2)	2,000	2,000	966	966	4,654	2,370	1,447	1,235	—	—
Transfer agent fees	77	—	—	—	190	—	—	—	23	—
Property management and leasing fees(2)	—	—	148	148	799	799	211	211	—	—
Total operational fees and reimbursements	$9,132	$2,000	$7,249	$1,114	$24,564	$3,169	$12,013	$1,446	$23	$382

(1)	In conjunction with the ARCT III Merger, the payment of acquisition fees was terminated, however for properties that were in ARCP's or ARCT III's pipeline at the ARCT III Merger date, the fees were paid as the Manager had sourced and negotiated the purchase price prior to the ARCT III Merger.
(2)	Amounts incurred and paid were recognized in merger and other transaction related costs during the six months ended June 30, 2013.

Under an administrative support agreement between the Company and the Sponsor, the Sponsor was to pay or reimburse the Company for its general administrative expenses, including, without limitation, legal fees, audit fees, board of directors fees, insurance, marketing and investor relation fees, until September 6, 2012, which was one year after the closing of the IPO, to the extent the amount of certain net earnings from operations thresholds, as specified in the agreement, were less than the amount of the distributions declared by the Company during this one-year period. To the extent these amounts were paid by the Sponsor, they would not be subject to reimbursement by the Company. These costs are presented net in the accompanying consolidated statements of operations and comprehensive loss.

The ARCT III Advisor provided expense support to ARCT III from time to time to assist ARCT III with operating cash flow, distributions or other operational purposes.

The following table details general and administrative expenses absorbed by the Sponsor and the ARCT III Advisor and paid to the Company or ARCT III during the three and six months ended June 30, 2013 (amounts in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,		Receivable as of
	2013	2012	2013	2012	June 30, 2013	December 31, 2012
General and administrative expenses absorbed	$—	$80	$—	$164	$—	$—

Appendix I-77

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 14 — Related Party Transactions and Arrangements  – (continued)

Fees Paid in Connection with the ARCT III Merger

ARCT III entered into an agreement with an affiliate, ARC Advisory Services, LLC, to provide legal support services up to the date that ARCT III entered into the ARCT III Merger Agreement and until the ARCT III Merger was consummated for $0.5 million. This amount was fully accrued as of December 31, 2012 and was paid in February 2013 in conjunction with the consummation of the ARCT III Merger.

ARCT III entered into an agreement with an affiliate, ARC Advisory Services, LLC, to provide support services including legal, accounting, marketing, human resources and information technology, among other services, until the earlier of the ARCT III Merger closing date or one year for $0.2 million pursuant to this contract. This amount was fully accrued as of December 31, 2012 and was paid in February 2013 in conjunction with the consummation of the ARCT III Merger.

ARCT III entered into an agreement with affiliates RCS and ARC Advisory Services, LLC, to provide financial advisory and information agent services related to the proxy solicitation seeking approval of the ARCT III Merger by ARCT III's stockholders for $0.6 million. Services provided include facilitation of the preparation, distribution and accumulation and tabulation of proxy materials, stockholder, analyst and financial advisor communications and consultation on materials and communications made to the public and regulatory agencies regarding the ARCT III Merger. The company recorded $0.5 million for the six months ended June 30, 2013 in addition to the $0.1 million that was accrued in the prior year and paid the full $0.6 million in conjunction with the consummation of the ARCT III Merger.

The Company entered into an Asset Purchase and Sale Agreement with the Sponsor pursuant to which, concurrently with the closing of the ARCT III Merger and in connection with the internalization by the Company of certain property level management and accounting activities, the Sponsor sold to the OP certain furniture, fixtures, equipment and other assets used by the Sponsor in connection with managing the property level business and operations and accounting functions of the Company and the OP, and included at the cost of such assets, for an aggregate price of $5.8 million, which includes the reimbursement of certain costs and expenses incurred by the Sponsor in connection with the ARCT III Merger.

On February 28, 2013, the OP entered into a Contribution and Exchange Agreement (the “Contribution and Exchange Agreement”) with the ARCT III OP and American Realty Capital III Special Limited Partnership, LLC, the holder of the special limited partner interest in the ARCT III OP (the “Special Limited Partner”). The Special Limited Partner was entitled to receive certain distributions from the ARCT III OP, including the subordinated distribution of net sales proceeds resulting from an “investment liquidity event” (as defined in the agreement of limited partnership of the ARCT III OP). The ARCT III Merger constituted an “investment liquidity event,” as a result of which the Special Limited Partner, in connection with management's successful attainment of the 6.0% performance hurdle and the return to ARCT III's stockholders of approximately $557.3 million in addition to their initial investment, was entitled to receive a subordinated distribution of net sales proceeds from the ARCT III OP equal to approximately $98.4 million. Pursuant to the Contribution and Exchange Agreement, the Special Limited Partner contributed its interest in the ARCT III OP, inclusive of the subordinated distribution proceeds received, to the ARCT III OP in exchange for 7.6 million ARCT III OP Units. Upon consummation of the ARCT III Merger, these ARCT III OP Units were immediately converted to 7.3 million OP Units after application of the ARCT III Exchange Ratio. In conjunction with the ARCT III Merger Agreement, the Special Limited Partner agreed to a minimum one year holding period for these OP units before converting them to shares of Company common stock.

Appendix I-78

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 14 — Related Party Transactions and Arrangements  – (continued)

Fees paid in connection with the ARCT III Merger were recorded in merger and transaction related in the consolidated statements of operations and comprehensive loss. Additionally, the Company acquired fixed assets with a carryover basis of $1.0 million from the Advisor; the consideration paid to the Advisor in excess of the carryover basis was $3.0 million.

Investment by Affiliate

In connection with the ARCT III Merger, the Special Limited Partner invested $0.8 million in exchange for 56,797 OP Units after the effect of the ARCT III Exchange Ratio.

Investment in Affiliate

During the three months ended June 30, 2013, the Company invested $10.0 million in an affiliated real estate fund, American Real Estate Income Fund, which invests primarily in equity securities of other publicly traded REITS. The fair value of the investment at June 30, 2013 was $9.9 million.

Note 15 — Economic Dependency

Under various agreements, the Company has engaged or may engage the Manager and its affiliates to provide certain services that are essential to the Company, including asset management services and supervision of the management and leasing of properties owned by the Company, the sale of shares of the Company’s common stock, as well as other administrative responsibilities for the Company including information technology, legal services and investor relations.

As a result of these relationships, the Company is dependent upon the Manager, the Sponsor and their affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services. As a result of the ARCT III Merger, the Company internalized certain accounting and property acquisition services previously performed by the Manager and its affiliates. The Company may from time to time engage the Manager for legal, information technology or other support services for which it will pay a fee.

Appendix I-79

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 16 — Net Loss Per Share

The following is a summary of the basic and diluted net loss per share computation for the three and six months ended June 30, 2013 and 2012 (amounts in thousands, expect for shares and per share data):

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Net loss from continuing operations attributable to stockholders	$(51,713)	$(6,918)	$(189,686)	$(11,624)
Less: dividends declared on preferred shares	(158)	(70)	(315)	(70)
Net loss from continuing operations attributable to common stockholders	(51,871)	(6,988)	(190,001)	(11,694)
Net income (loss) from discontinued operations attributable to common stockholders	34	(152)	73	(474)
Net loss attributable to common stockholders	$(51,837)	$(7,140)	$(189,928)	$(12,168)
Weighted average common shares outstanding(1)	162,368,538	68,312,582	157,904,082	45,961,046
Basic and diluted net loss per share from continuing operations attributable to common stockholders	$(0.32)	$(0.10)	$(1.20)	$(0.25)
Basic and diluted net loss per share from discontinued operations attributable to common stockholders	$—	$—	$—	$(0.01)
Basic and diluted net loss per share attributable to common stockholders	$(0.32)	$(0.10)	$(1.20)	$(0.26)

(1)	Weighted average shares for the six months ended June 30, 2013 are adjusted on a pro forma basis as if the purchase of 27.7 million shares of ARCT III common stock for cash, purchased in conjunction with the ARCT III Merger, had been completed at the beginning of the period. Weighted average shares for the six months ended June 30, 2013, excluding this pro forma adjustment, were 166,694,122 and net loss per share was $1.14 per share, basic and diluted.

As of June 30, 2013, the Company had 9,051,661 OP Units outstanding, which are convertible to an equal number of shares of the Company's common stock, 343,000 shares of unvested restricted stock outstanding, 545,454 shares of the Company's Series A Convertible Preferred Stock outstanding, 283,018 shares of the Company's Series B Convertible Preferred Stock outstanding, and 28,398,213 shares of the Company's Series C Convertible Preferred Stock outstanding, which were excluded from the calculation of diluted net loss per share as the effect would have been antidilutive.

Note 17 — Discontinued Operations and Properties Held for Sale

The Company separately classifies properties held for sale in the accompanying consolidated balance sheets and operating results for those properties as discontinued operations in the accompanying consolidated statements of operations and comprehensive loss. In the normal course of business, changes in the market or changes in credit risk of certain tenants, among other factors, may compel the Company to decide to classify a property as held for sale or reclassify a property that is designated as held for sale back to held for investment. In these situations, the property is transferred to held for sale or back to held for investment at the lesser of fair value or depreciated cost. As of June 30, 2013 and December 31, 2012, the Company held two properties (one vacant and one occupied) and one vacant property, respectively, classified as held for sale on the accompanying respective consolidated balance sheets. The occupied property classified as held for sale generated approximately $0.5 million of cash flow from rental income for the twelve months ended June 30, 2013.

Appendix I-80

AMERICAN REALTY CAPITAL PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 17 — Discontinued Operations and Properties Held for Sale  – (continued)

Disposition of Asset Held for Sale

On March 5, 2013, the Company executed a purchase and sale agreement to sell a Citizens Bank branch in Worth, IL classified as held for sale as of June 30, 2013. The sale price of the asset is $0.7 million in cash, which approximates the carrying value of the property.

On July 17, 2013, the Company executed a letter of intent to sell a Shaw's Supermarket in Plymouth, MA classified as held for sale as of June 30, 2013. The sale price of the asset is $6.3 million in cash, which is $0.9 million greater than the carrying value of the property.

Note 18 — Subsequent Events

The Company has evaluated subsequent events through the filing of this Quarterly Report on Form 10-Q, and determined that there have been no events that have occurred that would require adjustments to our disclosures in the consolidated financial statements except for the following:

Convertible Senior Note Offering

On July 29, 2013, the Company issued $300.0 million of 3.00% Convertible Senior Notes (“Notes”) due 2018 in an underwritten public offering. The Notes will mature on August 1, 2018. The Notes may be converted into cash, common stock or a combination thereof in limited circumstances prior to February 1, 2018 and may be converted into such consideration at any time on or after February 1, 2018. Additionally, the underwriters were granted a 30-day option to purchase up to an additional $30.0 million of Notes to cover over allotments. The over-allotment was exercised in part and the Company issued an additional $10.0 million of Notes pursuant to such over-allotment option on August 1, 2013. The Company intends to use the net proceeds of the offering (a) to repay outstanding indebtedness under its existing senior secured revolving credit facility (which will increase the availability of funds under such credit facility) and (b) for other general corporate purposes which includes investing in properties in accordance with its investment objectives.

Completion of Acquisition of Assets

The following table presents certain information about the properties that the Company acquired from July 1, 2013 to August 2, 2013 (dollar amounts in thousands):

	No. of Buildings	Square Feet	Base Purchase Price(1)
Total Portfolio – June 30, 2013(2)	1,181	19,404,596	$2,939,004
Acquisitions	26	218,590	25,317
Total portfolio – August 2, 2013(2)	1,207	19,623,186	$2,964,321

(1)	Contract purchase price, excluding acquisition and transaction related costs.
(2)	Total portfolio excludes one vacant property contributed in September 2011 which was classified as held for sale at June 30, 2013.

Pending Portfolio Acquisitions

The Company has entered into various definitive agreements for portfolio purchases, one of which is to acquire 121 properties for an aggregate purchase price of approximately $604.1 million, exclusive of closing costs. The portfolio is entirely free standing single tenant net leased properties aggregating 6.2 million square feet, 100% leased to 16 tenants, 35.4% of which are investment grade rated, with average remaining lease terms of 13.8 years. The properties are geographically diverse, located in 30 states.

Appendix I-81

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with the accompanying financial statements of American Realty Capital Properties, Inc. (the “Company”) and the notes thereto. As used herein, the terms “we,” “our” and “us” refer to American Realty Capital Properties, Inc., a Maryland corporation, and, as required by context, including its operating partnership and its subsidiaries. American Realty Capital Properties, Inc. is externally managed by ARC Properties Advisors, LLC (the “Manager”), a Delaware limited liability company, a wholly owned subsidiary of AR Capital, LLC (the “Sponsor”).

Forward-Looking Statements

This Quarterly Report on Form 10-Q includes forward-looking statements that reflect our expectations and projections about our future results, performance, prospects and opportunities. We have attempted to identify these forward-looking statements by using words such as “may,” “will,” “expects,” “anticipates,” “believes,” “intends,” “should,” “estimates,” “could” or similar expressions. These forward-looking statements are based on information currently available to us and are subject to a number of known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, among other things, those discussed below. We do not undertake publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required to satisfy our obligations under federal securities law.

The following are some of the risks and uncertainties, although not all risks and uncertainties, that could cause our actual results to differ materially from those presented in our forward-looking statements:

•	We and our Manager have a limited operating history and our Manager has limited experience operating a public company. This inexperience makes our future performance difficult to predict.
•	All of our executive officers are also officers, managers or holders of a direct or indirect controlling interest in our Manager, the affiliated dealer manager of our initial public offering (our “IPO”), Realty Capital Securities, LLC (“RCS” or the “affiliated Dealer Manager”) and other American Realty Capital-affiliated entities. As a result, our executive officers, our Manager and its affiliates face conflicts of interest, including significant conflicts created by our Manager's compensation arrangements with us and other investors advised by American Realty Capital affiliates and conflicts in allocating time among these investors and us. These conflicts could result in unanticipated actions.
•	Because investment opportunities that are suitable for us may also be suitable for other American Realty Capital-advised programs or investors, our Manager and its affiliates face conflicts of interest relating to the purchase of properties and other investments and such conflicts may not be resolved in our favor, meaning that we could invest in less attractive assets, which could reduce the investment return to our stockholders.
•	The competition for the type of properties we desire to acquire may cause our dividends and the long-term returns of our investors to be lower than they otherwise would be.
•	We may be unable to renew leases, lease vacant space or re-lease space as leases expire on favorable terms or at all, which could have a material adverse effect on our financial condition, results of operations, cash flow, cash available for dividends to our stockholders, per share trading price of our common stock and our ability to satisfy our debt service obligations.
•	We depend on tenants for our revenue, and, accordingly, our revenue is dependent upon the success and economic viability of our tenants.
•	Failure by any major tenant with leases in multiple locations to make rental payments to us, because of a deterioration of its financial condition or otherwise, or the termination or non-renewal of a lease by a major tenant, would have a material adverse effect on us.
•	We are subject to tenant industry concentrations that make us more susceptible to adverse events with respect to certain industries.

Appendix I-82

•	Increases in interest rates could increase the amount of our debt payments and limit our ability to pay dividends to our stockholders.
•	We may be unable to make scheduled payments on our debt obligations.
•	We may not generate cash flows sufficient to pay our dividends to stockholders, and as such we may be forced to borrow at higher rates or depend on our Manager to waive reimbursement of certain expenses and fees to fund our operations.
•	We may be unable to pay or maintain cash dividends or increase dividends over time.
•	We are obligated to pay substantial fees to our Manager.
•	We may not be able to realize fully, or at all, the anticipated benefits of the ARCT III Merger, which was consummated on February 28, 2013, and may encounter substantial difficulties and expenses in integrating ARCT III's properties and systems into our operations and systems, resulting in disruption to our ongoing business and the business of the combined company;
•	We may not be able to consummate the CapLease Merger, or the ARCT IV Merger;
•	We may be unable to integrate into our existing portfolio the portfolio of 447 properties we purchased from certain affiliates of GE Capital Corp., or the GE Capital Portfolio, on June 27, 2013, which could negatively impact our future business and financial results;
•	We may fail to qualify to be treated as a real estate investment trust for U.S. federal income tax purposes (“REIT”).
•	We may be deemed to be an investment company under the Investment Company Act of 1940, as amended, (the “Investment Company Act”) and thus subject to regulation under the Investment Company Act.

All forward-looking statements should be read in light of the risks identified in Part II, Item 1A of this Quarterly Report on Form 10-Q.

Overview

We were incorporated on December 2, 2010, as a Maryland corporation that qualified as a real estate investment trust for U.S. federal income tax purposes beginning in the year ended December 31, 2011. On September 6, 2011, we completed our IPO and our shares of common stock began trading on the NASDAQ Capital Market under the symbol “ARCP” on September 7, 2011. On February 28, 2013, our common stock was transferred to the NASDAQ Global Select Market (“NASDAQ”).

We acquire, own and operate single-tenant, freestanding commercial real estate properties. We have acquired a combination of long-term and medium-term leases and intend to continue to acquire properties with approximately 70% long-term leases and 30% medium-term leases, with an average remaining lease term of approximately 10 to 12 years. We consider properties that are leased on a “medium-term” basis to mean properties originally leased long-term (ten years or longer) that currently have a primary remaining lease duration of generally three to eight years, on average. We expect this investment strategy to develop growth potential from below market leases. Additionally, we own a portfolio that uniquely combines properties with stable income from high credit quality tenants, and properties that have substantial future growth potential.

We advanced our investment objectives by growing our net lease portfolio through key mergers and acquisitions. On February 28, 2013, we merged with American Realty Capital Trust III, Inc. (“ARCT III”). On May 28, 2013, we entered into an agreement and plan of merger with CapLease. On June 27, 2013, we closed the acquisition of 447 properties from certain affiliates of GE Capital Corp. Additionally, on July 1, 2013, we entered into an agreement and plan of merger with American Realty Capital Trust IV, Inc. (“ARCT IV”).

Substantially all of our business is conducted through our ARC Properties Operating Partnership, L.P. (the “OP”), a Delaware limited partnership. We are the sole general partner and holder of 95.3% of the equity interest in the OP as of June 30, 2013. Certain affiliates of ours and certain unaffiliated investors are limited partners and owners of 4.3% and 0.4%, respectively, of the equity interest in our OP. After holding units of

Appendix I-83

limited partner interests in our OP for a period of one year, holders of OP Units have the right to convert limited partner interest in the OP (“OP Units”) for the cash value of a corresponding number of shares of our common stock or, at the option of our OP, a corresponding number of shares of our common stock, as allowed by the limited partnership agreement of our OP. The remaining rights of the holders of OP Units are limited, however, and do not include the ability to replace the general partner or to approve the sale, purchase or refinancing of our OP’s assets.

We have retained the Manager to manage our affairs on a day to day basis and, as a result, we are generally externally managed. Prior to the ARCT III Merger (as defined below), we had no employees. In connection with the ARCT III Merger, we internalized certain functions performed for us by the Sponsor and its affiliates prior to the ARCT III Merger, including selected acquisition, accounting and portfolio management services and, as a result, we currently employ eight individuals performing such functions. ARCT III was previously externally managed by American Realty Capital Advisors III, LLC (the “ARCT III Advisor”). These affiliated parties, including the Manager, the Sponsor, RS Capital Corporation and RCS, which performed services for us and ARCT III, have received compensation, fees and expense reimbursements, and will continue to receive compensation, fees and expense reimbursements for providing on-going investment oversight and management services to us.

As of June 30, 2013, excluding one vacant property classified as held for sale, we owned 1,181 properties consisting of 19.4 million square feet, 100% leased with a weighted average remaining lease term of 9.9 years. In constructing our portfolio, we are committed to diversification (industry, tenant and geography). As of June 30, 2013, rental revenues derived from investment grade tenants and tenants affiliated with investment grade entities as determined by a major rating agency approximated 69.3% (we have attributed the rating of each parent company to its wholly owned subsidiary for purposes of this disclosure). Our strategy encompasses receiving the majority of our revenue from investment grade tenants as we further acquire properties and enter into (or assume) lease arrangements.

Completed Mergers and Major Acquisitions

American Realty Capital Trust III Merger

On December 14, 2012, we entered into an Agreement and Plan of Merger with ARCT III (the “ARCT III Merger Agreement”) and certain subsidiaries of each company. The ARCT III Merger Agreement provided for the merger of ARCT III (the “ARCT Merger”) with and into a subsidiary of ours. The ARCT III Merger was consummated on February 28, 2013.

Pursuant to the terms and subject to the conditions set forth in the ARCT III Merger Agreement, each outstanding share of common stock of ARCT III was converted into the right to receive (i) 0.95 of a share of our common stock, or (ii) $12.00 in cash. In addition, each outstanding unit of equity ownership of the ARCT III OP was converted into the right to receive 0.95 of the same class of unit of equity ownership in our OP.

Upon the closing of the ARCT III Merger, on February 28, 2013, 29.2 million shares, or 16.5% of the then outstanding shares of ARCT III's common stock were paid in cash at $12.00 per share, which is equivalent to 27.7 million shares of our common stock based on the ARCT III Exchange Ratio. In addition, 148.1 million shares of ARCT III's common stock were converted to shares of our common stock at the Exchange Ratio, resulting in an additional 140.7 million shares of our common stock outstanding after the exchange.

Upon the consummation of the ARCT III Merger, American Realty Capital III Special Limited Partnership, LLC, the holder of the special limited partner interest in the ARCT III OP, was entitled to subordinated distributions of net sales proceeds from ARCT III OP which resulted in the issuance of units of limited partner interests in the ARCT III OP, when after applying the Exchange Ratio, resulted in the issuance of an additional 7.3 million OP Units. The parties have agreed that such OP Units will be subject to a minimum one-year holding period before being exchangeable into our common stock.

Upon consummation of the ARCT III Merger, the vesting of the shares of our outstanding restricted stock and ARCT III's outstanding restricted stock was accelerated.

Appendix I-84

In connection with the ARCT III Merger, we also had entered into an agreement with the Sponsor and its affiliates to internalize certain functions performed by them prior to the ARCT III Merger, at no cost to us, including selected acquisition, accounting and portfolio management services. In connection with the Internalization, (i) we and our Sponsor terminated the acquisition and capital services agreement dated September 6, 2011, between the two parties, which eliminated acquisition and financing fees payable by us and (ii) the Manager reduced asset management fees from an annualized 0.50% of the unadjusted book value of all of our assets to 0.50% for up to $3.0 billion of unadjusted book value of assets and 0.40% of unadjusted book value of assets greater than $3.0 billion. In addition, we paid $4.1 million for certain furniture, fixtures, equipment, and $1.7 million for other assets and certain costs associated with the ARCT III Merger. We and our Advisor are considered entities under common control, as such, the assets acquired from our Advisor were recorded by us on a carryover basis.

Accounting Treatment of the ARCT III Merger

We and ARCT III were considered to be entities under common control. Both entities' advisors were wholly owned subsidiaries of the Sponsor. The Sponsor and its related parties had significant ownership interests in us and ARCT III through the ownership of shares of common stock and other equity interests. In addition, the advisors of both entities were contractually eligible to charge significant fees for their services to both of the companies including asset management fees, incentive fees and other fees and continue to charge us fees. Due to the significance of these fees, the advisors and ultimately the Sponsor is determined to have a significant economic interest in both companies in addition to having the power to direct the activities of the companies through advisory/management agreements, which qualifies them as affiliated companies under common control in accordance with U.S. GAAP. The acquisition of an entity under common control is accounted for on the carryover basis of accounting whereby the assets and liabilities of the companies are recorded upon the merger on the same basis as they were carried by the companies on the Merger date.

Credit Facility

We and the OP are parties to a credit agreement, dated February 14, 2013, for a senior corporate credit facility (as amended, supplemented or otherwise modified from time to time, the (“Credit Facility”), with Wells Fargo Bank, National Association, as administrative agent, and the other lenders party thereto. We and the OP succeeded to the Credit Facility upon the consummation of the ARCT III Merger.

Additionally, upon consummation of the ARCT III Merger, two senior secured revolving credit facilities of up to $150.0 million were paid in full and terminated.

See Note 5 — Credit Facility in the consolidated financial statements for further description of the Credit Facility and repayments and terminations of facilities upon the consummation of the ARCT III Merger.

GE Capital Portfolio Acquisition

On June 27, 2013, we, through our operating partnership, acquired the equity interests in the entities that own a real estate portfolio comprised of 447 properties, which include three other revenue generating assets (the “GE Capital Portfolio”) for consideration of $774.0 million exclusive of closing costs. The 447 properties are subject to 400 property operating leases, which will be accounted for on the straight-line rent basis of accounting and 47 direct financing leases, which are accounted for as a receivable at a discount to the remaining lease payments and estimated residual values of the related properties. Income on these leases is recorded on using the effective interest method. In addition, we have recorded the fair value of the expected residual value of the property for property under direct financing leases, which will be periodically reevaluated.

Pending Mergers

CapLease, Inc. Merger

On May 28, 2013, we entered into an Agreement and Plan of Merger (the “CapLease Merger Agreement”) with CapLease, Inc., a Maryland corporation (“CapLease”), and certain subsidiaries of each company. The CapLease Merger Agreement provided for the merger of CapLease with and into a subsidiary of ours (the “CapLease Merger”).

Appendix I-85

Pursuant to the terms and subject to the conditions set forth in the CapLease Merger Agreement, at the effective time of the CapLease Merger each outstanding share of common stock of CapLease, other than shares owned by ARCP, CapLease or any of their respective wholly owned subsidiaries, will be converted into the right to receive $8.50 in cash without interest. Each outstanding share of preferred stock of CapLease, other than shares owned by ARCP, CapLease or any of their respective wholly owned subsidiaries, will be converted into the right to receive an amount in cash, without interest, equal to the sum of $25.00 plus all accrued and unpaid dividends on such shares of preferred stock. In addition, in connection with the CapLease Partnership Merger, each outstanding unit of equity ownership of the CapLease's operating partnership other than units owned by CapLease or any wholly owned subsidiary of CapLease will be converted into the right to receive $8.50 in cash, without interest.

Upon consummation of the CapLease Merger, the vesting of the shares of the CapLease's outstanding restricted stock will be accelerated and become fully vested, and restricted stock and any outstanding performance shares will be fully earned and have the right to receive $8.50 per share.

The CapLease Merger is expected to close in the third or fourth quarter of 2013. However, as of the date of this report, the consummation of the CapLease Merger has not yet occurred and, although we believe that the completion of the CapLease Merger is probable, the closing of the CapLease Merger is subject to a vote by the CapLease common stockholders and other customary conditions, and therefore there can be no assurance that the CapLease Merger will be consummated. Accordingly, we cannot assure that the CapLease Merger will be completed based on the terms of the CapLease Merger Agreement or at all.

American Realty Capital Trust IV Merger

On July 1, 2013, we entered into an Agreement and Plan of Merger (the “ARCT IV Merger Agreement”) with American Realty Capital Trust IV, Inc., a Maryland corporation (“ARCT IV”), and certain subsidiaries of each company. The ARCT IV Merger Agreement provided for the merger of ARCT IV with and into a subsidiary of the Company (the “ARCT IV Merger”).

Pursuant to the terms and subject to the conditions set forth in the ARCT IV Merger Agreement, at the effective time of the ARCT IV Merger each outstanding share of common stock of ARCT IV will be converted into the right to receive (i) $30.00 in cash, but in no event will the aggregate consideration paid in cash be paid on more than 25% of the shares of ARCT IV's issued and outstanding as of immediately prior to the closing of the ARCT IV Merger or, in our discretion, (ii) either (A) a number of shares of the ARCP common stock equal to the Exchange Ratio (as defined below) or (B) only if the Market Price (as defined below) is less than $14.94, 2.05 shares of the ARCP common stock and an amount in cash equal to the product obtained by multiplying the excess of the Exchange Ratio over 2.05 by the Market Price. “ARCT IV Exchange Ratio” means (1) if the volume weighted average closing sale price of a share of the ARCP common stock over the five (5) consecutive trading days on the NASDAQ Global Select Market ending on the trading day immediately prior to the closing date of the ARCT IV Merger, as reported in The Wall Street Journal (the “Market Price”), is equal to or greater than $14.94, then 2.05, and (2) if the Market Price is less than $14.94, then the quotient (rounded to the nearest one-hundredth) obtained by dividing $30.62 by the Market Price. If the aggregate elections for payment in cash exceed 25% of the number of shares of ARCT IV's common stock issued and outstanding as of immediately prior to the closing of the ARCT IV Merger, then the amount of cash consideration paid on cash elections will be reduced on a pro rata basis with the remaining consideration paid in ARCP common stock and cash, if applicable. In addition, each outstanding unit of equity ownership of the ARCT IV will be converted into the right to receive a number of OP Units equal to the ARCT IV Exchange Ratio. In addition, on the date of the ARCT IV Merger, all outstanding restricted common stock of ARCT IV date will become fully vested and exchanged for shares of ARCT common stock based on the exchange ratio above.

In connection with the ARCT IV Merger ARCT IV's external advisor has agreed to waive a portion of the real estate commissions contractually due and will collect property disposition fees upon the sale of properties in an amount equal to the lesser of (i) 2.0% of the sales price of the properties and (ii) one-half of the competitive real estate commissions if a third party broker is also involved. ARCT IV's external advisor will be entitled to a reduced real estate commission of $8.4 million.

Appendix I-86

We have entered into an agreement to purchase certain assets of ARCT IV's external advisor and reimburse the external advisor for certain expenses related to the ARCT IV Merger totaling $5.8 million.

ARCT IV's external advisor will be entitled to subordinated distributions of net sales proceeds in an amount estimated to be equal to approximately $65.2 million, assuming an implied price of ARCT IV's common stock of $30.47 per share in the ARCT IV Merger (which assumes that 75% of the ARCT IV's common stock is exchanged for shares of ARCP common stock, based on a per share price of $30.62 (representing the floor for stock consideration) and 25% of the ARCT IV's common stock is exchanged for cash). Such subordinated distributions of net sales proceeds will be payable in the form of equity units of ARCT IV that will automatically convert into our OP Units upon consummation of the ARCT IV Merger and will be subject to a minimum one-year holding period before being exchangeable into ARCP common stock. The actual amount of consideration to be paid for subordinated distributions, net of sales proceeds, will be based, in part, on the market price of ARCP's common stock on the date of the ARCT IV Merger and will not be known until the ARCT IV Merger date.

Accounting Treatment of the ARCT IV Merger

We and ARCT IV, are considered to be entities under common control. Both entities' advisors are wholly owned subsidiaries of the Sponsor. The Sponsor and its related parties have ownership interests in us and have ownership of ARCT IV through the ownership of shares of common stock and other equity interests. In addition, the advisors of both entities are contractually eligible to charge potential fees for their services to both of the companies including asset management fees, incentive fees and other fees and continue to charge fees to us. Due to the significance of these fees, the advisors and ultimately the Sponsor are determined to have a significant economic interest in both companies in addition to having the power to direct the activities of the companies through advisory/management agreements, which qualifies them as affiliated companies under common control in accordance with U.S. GAAP. The acquisition of an entity under common control is accounted for on the carryover basis of accounting whereby the assets and liabilities of the companies are recorded upon the merger on the same basis as they were carried by the companies on the ARCT IV Merger date. In addition, U.S. GAAP requires that we present historical financial information as if the entities were combined for each period presented once the ARCT IV Merger is consummated.

The ARCT IV Merger is expected to close in the third or fourth quarter of 2013. However, as of the date of this report, the consummation of the ARCT IV Merger has not yet occurred and, although we believe that the completion of the ARCT IV Merger is probable, the closing of the ARCT IV Merger is subject to a vote by both of the company's common stockholders and other customary conditions, and therefore there can be no assurance that the ARCT IV Merger will be consummated. Accordingly, we cannot assure that the ARCT IV Merger will be completed based on the terms of the ARCT IV Merger Agreement or at all.

Significant Accounting Estimates and Critical Accounting Policies

Set forth below is a summary of the significant accounting estimates and critical accounting policies that management believes are important to the preparation of our financial statements. Certain of our accounting estimates are particularly important for an understanding of our financial position and results of operations and require the application of significant judgment by our management. As a result, these estimates are subject to a degree of uncertainty. These significant accounting estimates include:

Revenue Recognition

Upon the acquisition of real estate, certain properties will have leases where minimum rent payments increase during the term of the lease. We will record rental revenue for the full term of each lease on a straight-line basis. When we acquire a property, the term of existing leases is considered to commence as of the acquisition date for the purposes of this calculation. Cost recoveries from tenants are included in tenant reimbursement income in the period the related costs are incurred, as applicable.

Our revenues, which are derived primarily from rental income, include rents that each tenant pays in accordance with the terms of each lease reported on a straight-line basis over the initial term of the lease. Since many of the leases provide for rental increases at specified intervals, straight-line basis accounting requires us to record a receivable, and include in revenues, unbilled rent receivables that we will only receive

Appendix I-87

if the tenant makes all rent payments required through the expiration of the initial term of the lease. We defer the revenue related to lease payments received from tenants in advance of their due dates.

We continually reviews receivables related to rent and unbilled rent receivables and determines collectability by taking into consideration the tenant's payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located. In the event that the collectability of a receivable is in doubt, we will record an increase in the allowance for uncollectible accounts or record a direct write-off of the receivable in the consolidated statements of operations and comprehensive loss. As of June 30, 2013 and December 31, 2012, we determined that there was no allowance for uncollectible accounts necessary.

Real Estate Investments

We record acquired real estate at cost and makes assessments as to the useful lives of depreciable assets. We consider the period of future benefit of the asset to determine the appropriate useful lives. Depreciation is computed using a straight-line method over the estimated useful life of 40 years for buildings, five to 15 years for building fixtures and improvements and the remaining lease term for acquired intangible lease assets.

Allocation of Purchase Price of Acquired Assets

We allocate the purchase price of acquired properties to tangible and identifiable intangible assets acquired based on their respective fair values. Tangible assets include land, buildings, equipment and tenant improvements on an as-if vacant basis. We utilize various estimates, processes and information to determine the as-if vacant property value. Estimates of value are made using customary methods, including data from appraisals, comparable sales, discounted cash flow analysis and other methods. Identifiable intangible assets include amounts allocated to acquire leases for above- and below-market lease rates, the value of in-place leases, and the value of customer relationships.

Amounts allocated to land, buildings, equipment and fixtures are based on cost segregation studies performed by independent third-parties or on our analysis of comparable properties in its portfolio. Depreciation is computed using the straight-line method over the estimated lives of forty years for buildings, five to ten years for building equipment and fixtures, and the shorter of the useful life or the remaining lease term for tenant improvements.

The aggregate value of intangible assets related to in-place leases is primarily the difference between the property valued with existing in-place leases adjusted to market rental rates and the property valued as if vacant. Factors considered by us in our analysis of the in-place lease intangibles include an estimate of carrying costs during the expected lease-up period for each property, taking into account current market conditions and costs to execute similar leases. In estimating carrying costs, we includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up period, which typically ranges from six to 18 months. We also estimate costs to execute similar leases including leasing commissions, legal and other related expenses.

Above-market and below-market in-place lease values for owned properties are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between the contractual amounts to be paid pursuant to the in-place leases and management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The capitalized above-market lease intangibles are amortized as a decrease to rental income over the remaining term of the lease. The capitalized below-market lease values will be amortized as an increase to rental income over the remaining term and any fixed rate renewal periods provided within the respective leases. In determining the amortization period for below-market lease intangibles, we initially will consider, and periodically evaluate on a quarterly basis, the likelihood that a lessee will execute the renewal option. The likelihood that a lessee will execute the renewal option is determined by taking into consideration the tenant's payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located.

Appendix I-88

The aggregate value of intangible assets related to customer relationships is measured based on our evaluation of the specific characteristics of each tenant's lease and our overall relationship with the tenant. Characteristics considered by us in determining these values include the nature and extent of our existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant's credit quality and expectations of lease renewals, among other factors.

The value of in-place leases is amortized to expense over the initial term of the respective leases, which range primarily from 2 to 20 years. The value of customer relationship intangibles is amortized to expense over the initial term and any renewal periods in the respective leases, but in no event does the amortization period for intangible assets exceed the remaining depreciable life of the building. If a tenant terminates its lease, the unamortized portion of the in-place lease value and customer relationship intangibles is charged to expense.

In making estimates of fair values for purposes of allocating purchase price, we utilize a number of sources, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective property and other market data. We also consider information obtained about each property as a result of its pre-acquisition due diligence, as well as subsequent marketing and leasing activities, in estimating the fair value of the tangible and intangible assets acquired and intangible liabilities assumed.

Derivative Instruments

We may use derivative financial instruments to hedge all or a portion of the interest rate risk associated with our borrowings. Certain of the techniques used to hedge exposure to interest rate fluctuations may also be used to protect against declines in the market value of assets that result from general trends in debt markets. The principal objective of such agreements is to minimize the risks and/or costs associated with our operating and financial structure as well as to hedge specific anticipated transactions.

We record all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether we have elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Derivatives may also be designated as hedges of the foreign currency exposure of a net investment in a foreign operation. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. We may enter into derivative contracts that are intended to economically hedge certain of its risk, even though hedge accounting does not apply or we elect not to apply hedge accounting.

The accounting for subsequent changes in the fair value of these derivatives depends on whether each has been designed and qualifies for hedge accounting treatment. If we elect not to apply hedge accounting treatment, any changes in the fair value of these derivative instruments is recognized immediately in gains (losses) on derivative instruments in the consolidated statement of operations. If the derivative is designated and qualifies for hedge accounting treatment the change in the estimated fair value of the derivative is recorded in other comprehensive income (loss) to the extent that it is effective. Any ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

Recently Issued Accounting Pronouncements

Recently issued accounting pronouncements are described in Note 3 to our consolidated financial statements.

Appendix I-89

Results of Operations

Our portfolio of real estate investments (excluding one vacant property), which were all 100% leased, is comprised of the following 1,181 properties as of June 30, 2013 (dollar amounts in thousands):

Portfolio	Number of Properties	Square Feet	Remaining Lease Term(1)(6)	Base Purchase Price(2)
Portfolio as of December 31, 2012	653	15,421,465	11.4	$1,798,435
Acquisitions for the three months ended March 31, 2013:
Academy Sports	1	62,033	16.9	7,785
Advance Auto	6	41,695	8.1	6,003
AMCOR	1	221,035	10.3	17,540
Ameriprise	1	145,003	11.8	17,233
BJ's Warehouse	1	108,532	10.6	10,772
Bojangles	1	3,792	13.3	1,951
Citizens Bank	1	3,478	9.3	1,134
CVS	5	54,767	7.0	13,726
DaVita Dialysis	1	4,275	15.0	1,553
Dollar General	6	54,651	15.0	6,684
Family Dollar	4	34,680	9.1	4,415
FedEx	3	82,633	7.9	12,746
Fresenius	2	19,100	5.8	2,670
Kaiser Foundation	1	100,352	9.9	62,501
Kohl's	1	88,408	10.8	12,441
Kum & Go	1	4,958	20.0	2,901
Mattress Firm	1	3,971	10.8	1,872
Pilot Flying	1	17,480	5.7	10,350
Qdoba	2	5,000	10.0	2,454
TD Bank	1	143,030	11.8	31,000
Walgreens	7	100,869	11.4	34,565
Total acquisitions for the three months ended March 31, 2013	48	1,299,742	10.6	262,296
Acquisitions for the three months ended June 30, 2013:
3432, LLC	1	4,283	14.2	949
ADF Companies Group	1	2,626	2.0	911
Advance Auto	9	61,536	7.0	9,845
Advanced Dental Implant and Denture Center, LLC	1	2,775	11.0	342
AFC Enterprises	1	1,564	0.7	481
Ale House Management	3	18,807	4.8	12,790
AM-PM Enterprises III, Inc.	1	3,530	19.1	593
Ann Ching Chen	1	6,948	1.3	792
Arbed Tosa 100	1	5,712	11.9	1,585
Arby's Restaurant Group, Inc.	35	104,229	5.1	51,614
Auto Zone	1	6,782	15.5	2,000
Baxters Steakhouse	1	5,186	3.0	419
Bee Mac Enterprises	2	4,232	4.6	2,188
Bighorn Associates	1	3,600	3.5	1,211
Black Angus Steakhouse, LLC	1	6,552	5.9	3,434
Bloomin Apple	1	4,234	5.5	2,815
Boston Market Corporation	4	13,713	5.4	6,418
Brinker International	2	10,640	3.5	5,178
Bruegger's Enterprises	2	5,265	6.0	1,418
Buca	2	14,885	5.0	3,307

Appendix I-90

Portfolio	Number of Properties	Square Feet	Remaining Lease Term(1)(6)	Base Purchase Price(2)
Bullard Restaurants	1	2,693	4.4	1,715
Bullitt Ventures, Inc.	1	5,325	10.2	1,023
Burger King	1	2,800	11.2	997
Burgerbusters, LLC	6	12,903	5.7	9,563
Caribou Coffee	1	1,625	1.9	1,186
Carlos O'Kelly's	9	47,349	4.5	16,213
Carrols	18	61,000	7.6	32,878
Charlestons	1	6,874	1.7	3,448
Checkers Drive-In Restaurants	12	9,540	12.0	19,033
Cherryden	1	7,213	6.7	3,081
Chi-Co., Inc.	1	2,751	4.5	965
Citizens Bank	2	7,800	9.5	2,960
CKE Restaurants	7	24,841	6.9	8,672
Corral Group	1	2,968	8.0	985
CVS	1	10,880	11.6	3,797
Darrin Cobb	1	5,180	8.4	852
Davco Restaurants	1	3,471	12.5	1,843
Den Columbia	1	2,730	3.6	1,736
Denny's Corporation	7	30,193	3.6	9,826
Den-Tex Centra	4	21,098	6.9	6,441
DineEquity Inc.	38	183,400	6.6	75,816
Dunkin' Brands	1	2,880	11.2	1,185
Dynamic Management LLC	1	3,263	5.2	784
Einstein/Noah Bagel	1	3,875	8.8	1,016
Enterprises, LLC	1	2,759	9.7	174
Fal Co L.L.C	3	6,240	9.2	562
Family Dollar	5	45,860	7.9	6,805
FedEx	1	17,517	4.6	1,388
Frandeli Group	11	237,898	3.6	21,257
Fresenius	4	39,321	11.8	8,283
Fresh Creations, LLC	2	11,315	9.9	1,835
Garden Fresh Restaurant	1	7,411	10.8	2,652
GBM, LLC	2	5,700	6.1	1,781
GDK Development	1	3,682	3.3	1,387
Geko	1	5,012	16.8	1,212
Georgetowne Affiliates	1	3,102	7.1	1,149
Globamax Restaurants	1	3,600	13.4	785
GMRI, Inc.	2	12,190	2.8	5,199
Golden Corral	18	175,150	1.6	52,152
Grandys	5	20,584	3.5	3,473
H & K Partners	1	2,000	13.9	1,353
HB Boys	1	2,437	23.9	1,426
Heartland	2	6,139	2.8	3,656
Hometown Folks	2	6,252	19.2	4,995
Houlihan's Restaurant Group	1	10,089	3.9	3,215
Hy-Vee	1	40,461	10.5	4,721
Interfoods of America	3	6,440	4.7	2,960
J.C. Corral, Inc.	1	9,952	6.1	2,962
Jack In The Box, Inc.	45	120,417	3.6	89,622
JCS Holdings, Inc.	3	16,718	6.1	6,637
John C. Brown	1	6,002	—	445

Appendix I-91

Portfolio	Number of Properties	Square Feet	Remaining Lease Term(1)(6)	Base Purchase Price(2)
Ker Management Services, LLC	2	14,105	9.3	2,429
Key Bank	1	3,575	9.51	1,307
K-MAC Holdings Corp	1	2,121	1.1	1,729
Koning Restaurants International	2	5,860	7.3	1,636
Krystal	4	8,926	4.9	5,823
Leeann Chin	3	9,051	7.9	3,570
Little General Store, Inc.	1	1,940	9.4	1,470
Logan's Roadhouse	6	48,406	13.4	31,922
Meritage Group	1	2,606	2.7	1,636
Metro Corral Partners	1	12,260	10.9	5,371
Michael Callahan	1	3,206	1.2	1,376
Michigan Mult-King	1	2,036	2.8	991
Midwest BBQ Ventures, LLC	1	5,803	—	1,167
Mountain Range Restaurants	1	5,985	6.6	1,425
MrEats Corral, LLC	1	9,952	0.8	4,421
NBI Food Services	1	2,900	11.9	1,693
NEA-BBQ, LLC	3	16,920	4.9	5,368
North Country Management	1	3,400	5.5	1,302
Ohio Valley Bistros	1	8,242	5.0	4,788
Ok Apple, Inc.	1	4,761	11.0	3,034
Pacific Bells	3	6,594	10.7	5,541
Pennant Foods Corp.	10	29,417	4.6	13,043
Platinum Corral, LLC	2	22,382	2.1	6,538
Prometheus Partners	11	27,601	8.4	18,470
Quality Dining	4	19,573	6.6	4,880
Razzoos	1	6,607	2.7	2,490
Real Mex Restaurants	2	15,563	9.5	5,754
Restaurant Management Co.	6	14,536	3.2	3,897
Roger K Osborne	1	2,850	7.1	1,726
Royal Capital	5	27,418	9.6	6,374
Rubio's Restaurants	1	2,379	1.2	1,241
Ruby Tuesday, Inc.	6	30,851	5.6	11,385
Run Restaurants	1	6,356	11.7	2,097
Saulat Enterprises	10	36,844	6.0	6,595
Shoney's	6	31,939	9.6	4,403
Shoot the Moon	1	5,208	3.5	1,291
Shorest, LLC	5	26,512	10.2	4,383
Sonfish	2	6,737	10.4	1,543
Southeast New Mexico Foods	2	4,346	19.2	1,885
Southern Boys Restaurant Group	2	10,283	2.3	2,058
Southern Rock Restaurants, LLC	1	3,389	4.6	1,126
Southern Star Management Group	1	2,763	5.3	737
Subhash Gupta	1	2,591	3.8	1,339
Subway Restaurants	1	2,485	9.4	556
Tacala	2	4,220	5.8	3,400
Talbots	1	313,000	19.9	37,500
Tally Ho Partners	1	2,608	6.9	1,716
TCF National Bank	1	5,654	17.1	1,414
Texas Roadhouse, Inc.	9	59,852	2.5	24,118
The Bailey Company	1	3,477	3.2	1,784
Top Line Restaurants	1	7,025	16.4	1,641

Appendix I-92

Portfolio	Number of Properties	Square Feet	Remaining Lease Term(1)(6)	Base Purchase Price(2)
Tractor Supply	1	19,080	14.3	2,078
Tripoli	1	4,558	2.7	2,597
Twin Dragon LLC	1	6,400	3.5	1,126
United States Beef	5	14,725	5.4	4,748
Valenti Management	1	2,535	8.3	1,745
Vitamin Shoppe	1	3,500	9.4	2,100
Vsgh Partners	2	4,802	0.5	1,344
Walgreens	5	71,820	12.5	21,517
Wendab Associates	4	11,831	12.7	7,336
Wendy's Company	1	3,199	8.5	1,789
Woodland Group	9	43,623	5.2	17,751
Yum! Brands	1	2,900	6.8	2,124
Z & H Foods, Inc.	3	5,295	1.6	1,943
Zee&Son, LLC	1	2,007	19.2	301
Total acquisitions for the three months ended June 30, 2013	480	2,683,389	7.3	878,273
Total acquisitions for the six months ended June 30, 2013	528	3,983,131	8.1	1,140,569
Portfolio as of June 30, 2013(4)	1,181	19,404,596	9.9	$2,939,004

(1)	Remaining lease term as of June 30, 2013, in years. If the portfolio has multiple locations with varying lease expirations, remaining lease term is calculated on a weighted-average basis. Total remaining lease term is a weighted-average of the remaining lease term of the total portfolio.
(2)	Contract purchase price, excluding acquisition and transaction-related costs. Acquisition and transaction-related costs include legal and other closing costs on property.
(3)	Total portfolio excludes one vacant property contributed in September 2011, which is classified as held for sale as of June 30, 2013.

Comparison of the Three Months Ended June 30, 2013 to Three Months Ended June 30, 2012

Rental Income

Rental income increased $31.8 million to $43.1 million for the three months ended June 30, 2013 compared to $11.3 million for the three months ended June 30, 2012. Rental income was driven by our acquisition of 882 properties subsequent to June 30, 2012 for an aggregate purchase price of $2.2 billion. The annualized rental income per square foot of the properties at June 30, 2013 was $11.66 with a weighted average remaining lease term of 9.9 years.

Our properties are primarily leased from 5 to 25 years to investment grade tenants, as determined by major credit rating agencies. All properties were 100% leased in both periods, with the exception of one and two vacant properties classified as held for sale at June 30, 2013 and 2012, respectively. During the three months ended June 30, 2013 and 2012, we experienced no property vacancies, tenant turnover, lease renegotiation or significant capital expenditures. Cash same store rents on the 183 properties held for the full period in both of the three months ended June 30, 2013 and 2012 increased $0.1 million, or 0.7%, to $8.2 million compared to $8.1 million for the three months ended June 30, 2013 and 2012, respectively. Annualized average rental income per square foot was $3.07 at June 30, 2013 compared to $3.04 at June 30, 2012.

Operating Expense Reimbursements

Operating expense reimbursements increased by approximately $1.7 million to $1.8 million for the three months ended June 30, 2013 compared to $0.1 million for the three months ended June 30, 2012. Operating expense reimbursements represent reimbursements for taxes, property maintenance and other charges contractually due from the tenant per their respective leases. Operating expense reimbursements were driven by our acquisition of 882 properties since June 30, 2012.

Appendix I-93

Acquisition Related Costs

Acquisition related costs increased by approximately $7.3 million to $15.1 million for the three months ended June 30, 2013 compared to $7.8 million for the three months ended June 30, 2012. Acquisition and related costs represent the costs related to the acquisition of properties. Acquisition costs mainly consisted of legal costs, deed transfer costs and other costs related to real estate purchase transactions. Certain acquisition costs are based on a percentage of the base purchase price of acquired real estate investment, as such, the increase in acquisition related costs was primarily a result of real estate investments with a purchase price of $878.5 million in the three months ended June 30, 2013 compared to $307.6 million in the three months ended June 30, 2012. Increases primarily related to the acquisition of the 447 property GE Capital Portfolio.

Merger and Other Transaction Related Costs

During the three months ended June 30, 2013, costs related to the pending ARCT IV Merger, as well as other transaction costs were $4.7 million.

Property Expenses

Property expenses increased by approximately $2.2 million to $2.5 million for the three months ended June 30, 2013 compared to $0.3 million for the three months ended June 30, 2012. These costs relate to expenses associated with maintaining certain properties, including real estate taxes, ground lease rent, insurance and repairs and maintenance expenses. The increase in property expenses are mainly due to our acquisition of properties with modified gross leases subsequent to June 30, 2012, and an increased number of properties for which the Company pays expenses, which are reimbursed by the tenant.

General and Administrative Expenses

General and administrative expenses increased by $0.6 million to $1.1 million for the three months ended June 30, 2013 compared to $0.5 million for the three months ended June 30, 2012. General and administrative expenses primarily included board member compensation, professional fees such as legal fees, accountant fees and financial printer services fees, and insurance expense.

Equity-Based Compensation Expenses

Equity-based compensation expenses increased by approximately $3.2 million to $3.5 million for the three months ended June 30, 2013 compared to $0.2 million for the three months ended June 30, 2012. Equity-based compensation expenses primarily included expense for the OPP, which was entered into upon consummation of the ARCT III Merger, as well as the amortization of restricted stock.

Depreciation and Amortization Expense

Depreciation and amortization expense increased by $20.8 million to $27.8 million for the three months ended June 30, 2013 compared to $7.0 million for the three months ended June 30, 2012. The increase in depreciation and amortization expense was driven by our acquisition of 882 properties since June 30, 2012 for an aggregate purchase price of $2.2 billion.

Asset Management and Incentive Fees to Affiliates

Prior to the consummation of the ARCT III Merger, we paid the Manager an annual base management fee equal to 0.50% per annum of the average unadjusted book value of our real estate assets, calculated and payable monthly in advance. Subsequent to the consummation of the ARCT III Merger, we are contractually obligated to pay the Manager an annual base management fee equal to 0.50% per annum for up to $3.0 billion of unadjusted book value of assets and 0.40% of unadjusted book value of assets greater than $3.0 billion. For the three months ended June 30, 2013 and 2012, the Manager waived base management fees earned of $2.0 million and $1.0 million, respectively.

We may be required to pay the Manager a quarterly incentive fee, equal to the difference between (1) the product of (a) 20% and (b) the excess our annualized core earnings (as defined in the management agreement with the Manager) over the product of (i) the weighted average number of shares multiplied by the weighted average issuance price per share of common stock (ii) 8% and (2) the sum of any incentive compensation paid to the manager with respect to the first three calendar quarters of the previous 12-month period. One half of each quarterly installment of the incentive fee will be payable in shares of common stock. The remainder of the incentive fee will be payable in cash. No incentive fees were earned for the three months ended June 30, 2013 and 2012, respectively.

Appendix I-94

Interest Expense

Interest expense increased by approximately $8.5 million to $11.2 million for the three months ended June 30, 2013 compared to $2.7 million for the three months ended June 30, 2012. The increase in interest expense was due to increases in debt balances used to fund portfolio acquisitions, partially offset by a decrease in the average annualized interest rate on borrowings. The average debt balances for the three months ended June 30, 2013 and 2012 were $1.0 billion and $201.4 million, respectively. The average annualized interest rate on all debt, including the effect of derivative instruments used to hedge the effects of interest rate volatility but excluding amortization of deferred financing costs and non-usage fees, for the three months ended June 30, 2013 and 2012 was 3.48% and 4.19%, respectively.

Our interest expense in future periods will vary based on our level of future borrowings, which will depend on the level of proceeds raised in offerings, the cost of borrowings, and the opportunity to acquire real estate assets which meet our investment objectives.

Loss on Contingent Value Rights

Loss on contingent value rights was $31.1 million for the three months ended June 30, 2013. The loss pertains to the fair value of our obligation to pay certain holders of Common Stock CVR's and Preferred Stock CVR's for the difference between the value of our shares on certain measurement dates and the value of the shares at the time of issuance as set forth in the respective contingent value rights agreements. We did not have any contingent value rights obligations during the three months ended June 30, 2012.

Loss on Derivative Instruments

There was no gain or loss on the fair value of derivative instruments for the three months ended June 30, 2012, compared to a loss of $40,000 for the three months ended June 30, 2013 that resulted from marking our derivative instruments to fair value. The loss was primarily a result of a higher notional balance of derivatives held in the three months ended June 30, 2013 compared to the three months ended June 30, 2012.

Gain (Loss) on Properties Held for Sale

Net loss from discontinued operations decreased by approximately $0.2 million to a gain of $0.04 million for the three months ended June 30, 2013 compared to $0.2 million for the three months ended June 30, 2012. As of the three months ended June 30, 2013 and 2012, we held two properties (one vacant and one occupied) and two vacant properties, respectively, classified as held for sale on the balance sheets and reported in discontinued operations on the statements of operations and comprehensive loss. The net losses from discontinued operations during the three months ended June 30, 2012 were primarily due to impairments on the held for sale properties representing the difference between the carrying value and estimated proceeds from the sale of the properties less estimated selling costs.

Comparison of the Six Months Ended June 30, 2013 to Six Months Ended June 30, 2012

Rental Income

Rental income increased $64.0 million to $81.4 million for the six months ended June 30, 2013 compared to $17.4 million for the six months ended June 30, 2012. Rental income was driven by our acquisition of 882 properties subsequent to June 30, 2012 for an aggregate purchase price of $2.2 billion. The annualized rental income per square foot of the properties at June 30, 2013 was $11.66 with a weighted average remaining lease term of 9.9 years.

Our properties are primarily leased from 5 to 25 years to investment grade tenants, as determined by major credit rating agencies. All properties were 100% leased in both periods, with the exception of one and two vacant properties classified as held for sale at June 30, 2013 and 2012, respectively. During the six months ended June 30, 2013 and 2012, we experienced no property vacancies, tenant turnover, lease renegotiation or capital expenditures. Cash same store rents on the 129 properties held for the full period in each of the six months ended June 30, 2013 and 2012 increased $0.1 million, or 1.5%, to $8.7 million compared to $8.6 million for the six months ended June 30, 2013 and 2012, respectively. Annualized average rental income per square foot was $6.20 at June 30, 2013 compared to $6.11 at June 30, 2012.

Appendix I-95

Operating Expense Reimbursements

Operating expense reimbursements increased by approximately $3.4 million to $3.7 million for the six months ended June 30, 2013 compared to $0.3 million for the six months ended June 30, 2012. Operating expense reimbursements represent reimbursements for taxes, property maintenance and other charges contractually due from the tenant per their respective leases. Operating expense reimbursements were driven by our acquisition of 882 properties since June 30, 2012.

Acquisition Related Costs

Acquisition related costs increased by approximately $8.1 million to $20.7 million for the six months ended June 30, 2013 compared to $12.6 million for the six months ended June 30, 2012. Acquisition and related costs represent the costs related to the acquisition of properties. Acquisition costs mainly consisted of legal costs, deed transfer costs and other costs related to real estate purchase transactions. Certain acquisition costs are based on a percentage of the base purchase price of acquired real estate investment, as such, the increase in acquisition related costs was primarily a result of real estate investments with a purchase price of $1.1 billion in the six months ended June 30, 2013 compared to $518.4 million in the six months ended June 30, 2012. In conjunction with the ARCT III Merger, it was agreed that our Manager would no longer charge acquisition fees.

Merger and Other Transaction Related Costs

During the six months ended June 30, 2013, costs related to the Merger with ARCT III, which was consummated in February 2013, costs related to the pending ARCT IV Merger, as well as other transaction costs were $142.4 million. Upon the consummation of the ARCT III Merger an affiliate of ARCT III received a subordinated incentive distribution upon the attainment of certain performance hurdles. For the six months ended June 30, 2013, $98.4 million was recorded for this fee. We issued 7.3 million of OP Units to the affiliate as compensation for this fee. In addition, these costs consisted of professional fees, printing fees, proxy services and other costs associated with entering into and completing the ARCT III Merger.

Property Expenses

Property expenses increased by approximately $4.3 million to $4.9 million for the six months ended June 30, 2013 compared to $0.6 million for the six months ended June 30, 2012. These costs relate to expenses associated with maintaining certain properties, including real estate taxes, ground lease rent, insurance and repairs and maintenance expenses. The increase in property expenses are mainly due to our acquisition of properties with modified gross leases subsequent to June 30, 2012, and an increased number of properties for which the Company pays expenses, which are reimbursed by the tenant.

Appendix I-96

General and Administrative Expenses

General and administrative expenses increased by $1.4 million to $2.4 million for the six months ended June 30, 2013 compared to $1.0 million for the six months ended June 30, 2012. General and administrative expenses primarily included board member compensation, professional fees such as legal fees, accountant fees and financial printer services fees, and insurance expense.

Equity-Based Compensation Expenses

Equity-based compensation expenses increased by approximately $4.0 million to $4.3 million for the six months ended June 30, 2013 compared to $0.3 million for the six months ended June 30, 2012. Equity-based compensation expenses primarily included expense for the OPP, which was entered into upon consummation of the ARCT III Merger, as well as the amortization of restricted stock.

Depreciation and Amortization Expense

Depreciation and amortization expense increased by $42.3 million to $52.8 million for the six months ended June 30, 2013 compared to $10.5 million for the six months ended June 30, 2012. The increase in depreciation and amortization expense was driven by our acquisition of 882 properties since June 30, 2012 for an aggregate purchase price of $2.2 billion.

Asset Management and Incentive Fees to Affiliates

Prior to the consummation of the ARCT III Merger, we paid the Manager an annual base management fee equal to 0.50% per annum of the average unadjusted book value of our real estate assets, calculated and payable monthly in advance, provided that the full amount of the distributions we have declared for the six immediately preceding months is equal to or greater than certain net income thresholds related to our operations. Subsequent to the consummation of the ARCT III Merger, we will pay the Manager an annual base management fee equal to 0.50% per annum for up to $3.0 billion of unadjusted book value of assets and 0.40% of unadjusted book value of assets greater than $3.0 billion. For the six months ended June 30, 2013 and 2012, the Manager waived base management fees earned of $2.4 million and $1.2 million, respectively.

We may be required to pay the Manager a quarterly incentive fee, equal to the difference between (1) the product of (a) 20% and (b) the excess our annualized core earnings (as defined in the management agreement with the Manager) over the product of (i) the weighted average number of shares multiplied by the weighted average issuance price per share of common stock (ii) 8% and (2) the sum of any incentive compensation paid to the manager with respect to the first three calendar quarters of the previous 12-month period. One half of each quarterly installment of the incentive fee will be payable in shares of common stock. The remainder of the incentive fee will be payable in cash. No incentive fees were earned for the three months ended June 30, 2013 and 2012, respectively.

Interest Expense

Interest expense increased by approximately $13.3 million to $17.5 million for the six months ended June 30, 2013 compared to $4.1 million for the six months ended June 30, 2012. The increase in interest expense was due to increases in debt balances used to fund portfolio acquisitions, partially offset by a decrease in the average annualized interest rate on borrowings. The average debt balances for the six months ended June 30, 2013 and 2012 were $797.2 million and $175.6 million, respectively. The average annualized interest rate on all debt, including the effect of derivative instruments used to hedge the effects of interest rate volatility but excluding amortization of deferred financing costs and non-usage fees, for the six months ended June 30, 2013 and 2012 was 3.51% and 4.04%, respectively.

Our interest expense in future periods will vary based on our level of future borrowings, which will depend on the level of proceeds raised in offerings, the cost of borrowings, and the opportunity to acquire real estate assets which meet our investment objectives.

Income from Investment Securities

There was no income from investment securities for the six months ended June 30, 2012, compared to income of $0.2 million for the six months ended June 30, 2013 that resulted from investment income earned by our preferred debt and equity securities.

Appendix I-97

Gain on Extinguishment of Debt, Net

There was no gain or loss on the sale of investment securities for the six months ended June 30, 2012, compared to a gain of $0.5 million for the six months ended June 30, 2013 that resulted from selling the preferred debt and equity securities that we held.

Loss on Contingent Value Rights

Loss on contingent value rights was $31.1 million for the six months ended June 30, 2013. The loss pertains to the fair value of our obligation to pay certain preferred and common shareholders for the difference between the value of our shares on certain measurement dates and the value of the shares at the time of issuance as set forth by the contingent value rights agreement. We did not have any contingent value rights obligations during the six months ended June 30, 2012.

Loss on Derivative Instruments

There was no gain or loss on the fair value of derivative instruments for the six months ended June 30, 2012, compared to a loss of $45,000 for the six months ended June 30, 2013 that resulted from marking our derivative instruments to fair value.

Gain (Loss) on Properties Held for Sale

Net loss from discontinued operations decreased by approximately $0.6 million to net gain of $0.1 million for the six months ended June 30, 2013 compared to net loss of $0.5 million for the six months ended June 30, 2012. As of the six months ended June 30, 2013 and 2012, we held two properties (one vacant and one occupied) and two vacant properties, respectively, classified as held for sale on the balance sheet and reported in discontinued operations on the statements of operations. The net losses from discontinued operations during the six months ended June 30, 2012 were primarily due to impairments on the held for sale properties representing the difference between the carrying value and estimated proceeds from the sale of the properties less estimated selling costs.

Cash Flows for the Six Months Ended June 30, 2013

During the six months ended June 30, 2013, net cash provided by operating activities was $5.7 million. The level of cash flows used in or provided by operating activities is affected by acquisition and transaction costs, the timing of interest payments, as well as the receipt of scheduled rent payments. Cash flows provided by operating activities during the six months ended June 30, 2013 was mainly due to adjusted net income of $11.9 million (net loss of $190.4 million adjusted for non-cash items including the issuance of operating partnership units, depreciation and amortization, amortization of deferred financing costs, gain on held for sale properties, equity-based compensation, loss on derivative instruments, loss on contingent value right obligations and gain on sale on investments summing to $202.2 million, in the aggregate), and an increase in deferred rent and other liabilities of $0.9 million. Theses inflows were partially offset by a decrease in prepaid and other assets of $6.8 million, and a decrease in accounts payable and accrued expenses of $0.4 million.

Net cash used in investing activities for the six months ended June 30, 2013 of $1.1 billion, primarily related to the acquisition of 528 properties with an aggregate purchase price of $1.1 billion, investments in direct financing leases of $67.5 million, investments in other assets and deposits for real estate investments of $1.7 million, and the purchase of investment securities of $12.0 million, partially offset by the proceeds from the sales of investment securities of $44.2 million.

Net cash provided by financing activities of $958.5 million during the six months ended June 30, 2013 related to proceeds net of repayments from our senior corporate credit facility of $600.0 million, $489.8 million of proceeds net of offering-related costs from the issuance of common stock, proceeds from issuance of convertible obligations to Series C Convertible Preferred stockholders of $445.0 million, proceeds from mortgage notes payable of $4.8 million and $0.8 million from contributions from non-controlling interest holders. These inflows were partially offset by common stock repurchases of $350.4 million, payments on our senior secured revolving credit facility of $124.6 million, $25.3 million deferred financing cost payments, distributions paid of $74.9 million, distributions to non-controlling interest holders of $3.1 million, consideration paid for assets of Manager in excess of carryover basis of $3.0 million, and a reduction in restricted cash of $0.5 million.

Appendix I-98

Cash Flows for the Six Months Ended June 30, 2012

During the six months ended June 30, 2012, net cash provided by operating activities was $0.5 million. The level of cash flows used in or provided by operating activities is affected by acquisition and transaction costs, the timing of interest payments and the amount of borrowings outstanding during the period, as well as the receipt of scheduled rent payments. Cash flows provided by operating activities during the six months ended June 30, 2012 was mainly due to adjusted net loss of $0.3 million (net loss of $12.2 million adjusted for non-cash items including depreciation and amortization, amortization of deferred financing costs, equity-based compensation, and loss on held for sale properties, summing to $11.9 million, in the aggregate), a decrease of $1.7 million in accounts payable and accrued expenses, an increase in deferred rent and other liabilities of $0.8 million, partially offset by a decrease in prepaid expenses of $1.8 million.

Net cash used in investing activities for the six months ended June 30, 2012 of $512.6 million related to properties acquired and deposits for real estate investments made during the year.

Net cash provided by financing activities of $886.7 million during the six months ended June 30, 2012 related to proceeds net of offering-related costs from the issuance of common and preferred stock of $735.0 million, $139.4 million of proceeds from mortgage notes payable and $32.5 million of proceeds, net of repayments, from our senior secured revolving credit facility. These inflows were partially offset by distributions paid of $8.3 million, payments of deferred financing costs of $9.3 million, a reduction in restricted cash of $1.5 million, advances to affiliates of $0.7 million, and common stock repurchases of $0.1 million.

Liquidity and Capital Resources

In the normal course of business, our principal demands for funds will continue to be for property acquisitions, either directly or through investment interests, for the payment of operating expenses, distributions to our investors, and for the payment of principal and interest on our outstanding indebtedness. We expect to meet our future short-term operating liquidity requirements through net cash provided by our current property operations. Management expects that our properties will generate sufficient cash flow to cover all operating expenses and the payment of a monthly distribution. The majority of our net leases contain contractual rent escalations during the primary term of the lease. Other potential future sources of capital include proceeds from secured or unsecured financings from banks or other lenders, proceeds from offerings, including our ATM program, proceeds from the sale of properties and undistributed funds from operations. With the stabilization of the investment portfolio, we expect to significantly increase the amount of cash flow generated from operating activities in future periods. Such increased cash flow will positively impact the amount of funds available for dividends.

Sources of Funds

Funds from Operations and Adjusted Funds from Operations

Due to certain unique operating characteristics of real estate companies, as discussed below, the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), an industry trade group, has promulgated a measure known as funds from operations (“FFO”), which we believe to be an appropriate supplemental measure to reflect the operating performance of a REIT. The use of FFO is recommended by the REIT industry as a supplemental performance measure. FFO is not equivalent to our net income or loss as determined under U.S. GAAP.

We define FFO, a non-GAAP measure, consistent with the standards established by the White Paper on FFO approved by the Board of Governors of NAREIT, as revised in February 2004 (the “White Paper”). The White Paper defines FFO as net income or loss computed in accordance with U.S. GAAP, excluding gains or losses from sales of property but including asset impairment writedowns, plus depreciation and amortization, after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO. Our FFO calculation complies with NAREIT’s policy described above.

Appendix I-99

The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time, especially if such assets are not adequately maintained or repaired and renovated as required by relevant circumstances and/or is requested or required by lessees for operational purposes in order to maintain the value disclosed. We believe that, since real estate values historically rise and fall with market conditions, including inflation, interest rates, the business cycle, unemployment and consumer spending, presentations of operating results for a REIT using historical accounting for depreciation may be less informative. Historical accounting for real estate involves the use of U.S. GAAP. Any other method of accounting for real estate such as the fair value method cannot be construed to be any more accurate or relevant than the comparable methodologies of real estate valuation found in U.S. GAAP. Nevertheless, we believe that the use of FFO, which excludes the impact of real estate related depreciation and amortization, provides a more complete understanding of our performance to investors and to management, and when compared year over year, reflects the impact on our operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs, which may not be immediately apparent from net income. We also add back to net income deriving FFO certain costs associated with mergers and other transactions as these expenses and transactions do not reflect our operations in the current period. However, FFO and adjusted funds from operations (“AFFO”), as described below, should not be construed to be more relevant or accurate than the current U.S. GAAP methodology in calculating net income or in its applicability in evaluating our operating performance. The method utilized to evaluate the value and performance of real estate under U.S. GAAP should be construed as a more relevant measure of operational performance and considered more prominently than the non-GAAP FFO and AFFO measures and the adjustments to U.S. GAAP in calculating FFO and AFFO.

We consider FFO and FFO, as adjusted to exclude acquisition-related fees and expenses, or AFFO, useful indicators of the performance of a REIT. Because FFO calculations exclude such factors as depreciation and amortization of real estate assets and gains or losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), they facilitate comparisons of operating performance between periods and between other REITs in our peer group. Accounting for real estate assets in accordance with U.S. GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves.

Additionally, we believe that AFFO, by excluding acquisition-related fees and expenses, provides information consistent with management's analysis of the operating performance of the properties. By providing AFFO, we believe we are presenting useful information that assists investors and analysts to better assess the sustainability of our operating performance. Further, we believe AFFO is useful in comparing the sustainability of our operating performance with the sustainability of the operating performance of other real estate companies, including exchange-traded and non-traded REITs.

As a result, we believe that the use of FFO and AFFO, together with the required U.S. GAAP presentations, provide a more complete understanding of our performance relative to our peers and a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities.

FFO and AFFO are non-GAAP financial measures and do not represent net income as defined by U.S. GAAP. FFO and AFFO do not represent cash flows from operations as defined by U.S. GAAP, are not indicative of cash available to fund all cash flow needs and liquidity, including our ability to pay distributions and should not be considered as alternatives to net income, as determined in accordance with U.S. GAAP, for purposes of evaluating our operating performance. Other REITs may not define FFO in accordance with the current NAREIT definition (as we do) or may interpret the current NAREIT definition differently than we do and/or calculate AFFO differently than we do. Consequently, our presentation of FFO and AFFO may not be comparable to other similarly titled measures presented by other REITs.

Appendix I-100

The below table reflects the items deducted or added to net loss in our calculation of FFO and AFFO for the three months ended June 30, 2013 and 2012 (amounts in thousands). Amounts are presented net of any non-controlling interest effect where applicable.

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Net loss attributable to stockholders (in accordance with U.S. GAAP)	$(51,679)	$(7,070)	$(189,613)	$(12,098)
Merger and other transaction costs	4,680	20	142,449	20
Loss on contingent valuation rights	31,134	—	31,134	—
(Gain) loss on held for sale properties	—	82	(14)	405
Gain on extinguishment of debt, net	—	—	(451)	—
Loss on derivative instruments	40	—	45	—
Interest on convertible obligation to preferred investors	1,630	—	1,630	—
Depreciation and amortization	27,806	6,994	52,829	10,529
FFO	13,611	26	38,009	(1,144)
Acquisition and transaction related costs	15,144	7,814	20,726	12,599
Amortization of above-market lease	63	—	126	—
Amortization of deferred financing costs	2,166	385	3,274	596
Straight-line rent	(1,605)	(352)	(2,975)	(565)
Non-cash equity compensation expense	3,454	178	4,330	324
AFFO	$32,833	$8,051	$63,490	$11,810

Capital Markets

The following are our equity offerings and awards of common stock during the six months ended June 30, 2013 (dollar amounts in millions):

Type of offering	Closing Date	Number of Shares	Gross Proceeds
Registered follow on offering	January 29, 2013	2,070,000	$26.7
ATM	January 1 – June 30, 2013	553,300	8.9
Private placement offering	June 7, 2013	29,411,764	455.0
Total		32,035,064	$490.6

Upon the consummation of the ARCT III Merger, 29.2 million shares of the then outstanding shares of ARCT III's common stock holders elected to be paid in cash at $12.00 per share. In addition, upon the consummation of the ARCT III Merger, 148.1 million shares of ARCT III's common stock were converted to shares of our common stock at the ARCT III Exchange Ratio, resulting in an additional 140.7 million shares of our common stock outstanding after the exchange.

On August 1, 2012, we filed a $500 million universal shelf registration statement and a resale registration statement with the SEC. Each registration statement became effective on August 17, 2012. As of June 30, 2013, we had issued 2.1 million shares of common stock through a registered follow on offering and an ATM offering under the $500 million universal shelf registration statement. No preferred stock, debt or equity-linked security had been issued under the universal shelf registration statement. The resale registration statement, as amended, registers the resale of up to 1,882,248 shares of common stock issued in connection with any future conversion of certain currently outstanding restricted shares, convertible preferred stock or limited partnership interests in the OP. As of June 30, 2013, no common stock had been issued under the resale registration statement.

On March 14, 2013, we filed a universal automatic shelf registration statement and achieved well-known seasoned issuer (“WKSI”) status. The Company intends to maintain both the $500.0 million universal shelf registration statement and the WKSI universal automatic shelf registration statement.

Appendix I-101

In January 2013, we commenced an “at the market” equity offering program (“ATM”) in which we may from time to time offer and sell shares of our common stock having an aggregate offering proceeds of up to $60.0 million. The shares will be issued pursuant to our $500.0 million universal shelf registration statement.

In addition to our common stock offerings, on June 7, 2013, the Company issued 28.4 million shares convertible preferred stock (the “Series C Convertible Preferred Stock”) for gross proceeds of $445.0 million. See Note 10 Convertible Preferred Stock in the consolidated financial statements for a description of the conversion features of the Series C Convertible Preferred Stock.

Availability of Funds from Revolving Credit Facilities

On February 14, 2013, ARCT III, entered into the Credit Facility with Wells Fargo Bank, National Association, as administrative agent, RBS Citizens, N.A. and Regions Bank, as syndication agents, and Capital One, N.A. and JP Morgan Chase Bank, N.A., as documentation agents. Since that date the facility has been augmented to increase the commitments of certain lenders and add Bank of America N.A., Barclays Bank PLC, TD Bank N.A., U.S. Bank N.A., Union Bank N.A., UBS AG, Comerica Bank and First Tennessee Bank, as lenders.

These additional commitments increased the facility to $1.45 billion. The Credit Facility has an accordion feature, which if exercised in full, the aggregate commitments (comprised of revolving, term loan and delayed draw commitments) under the credit agreement would be $2.5 billion, subject to borrowing base availability.

The Credit Facility contains an $810.0 million term loan facility and a $640.0 million revolving credit facility. Loans under the Credit Facility are priced at a floating interest rate of LIBOR plus 1.60% to 2.20%, based upon our current leverage. To the extent that we receive an investment grade credit rating as determined by a major credit rating agency, at the our election, advances under the Credit Facility will be priced at their applicable rate plus 0.90% to 1.75% and term loans will be priced at a floating interest rate of LIBOR plus 1.15% to 2.00%, based upon our then current investment grade credit rating. We may also make fixed rate borrowings under the Credit Facility.

As of August 5, 2013, additional commitments from lenders increased the facility to $1.7 billion.

The Credit Facility provides for monthly interest payments. In the event of a default, each lender has the right to terminate its obligations under the credit facility, and to accelerate the payment on any unpaid principal amount of all outstanding loans. We have guaranteed the obligations under the credit facility. The revolving credit facility will terminate on February 14, 2017, unless extended, and the term loan facility will terminate on February 14, 2018. We may prepay borrowings under the Credit Facility and, to the extent that borrowings are unused under the revolving credit facility and the term loan facility, we incur an unused fee of 0.15% to 0.25% per annum on the unused amount depending on the unused balance as a percentage of the total facility and the type of funding. The Credit Facility also requires us to maintain certain property available for collateral as a condition to funding.

As of June 30, 2013, there was $600.0 million outstanding on the Credit Facility, which bore a floating interest rate, which on June 30, 2013 was 1.95%. $515.0 million of the Credit Facility's interest rate is fixed at 2.80% through the use of derivative instruments, used to hedge against interest rate volatility. At June 30, 2013, there was up to $1.9 billion available to us for future borrowings, subject to borrowing availability.

On February 28, 2013, we repaid all of the outstanding borrowings under the senior revolving credit facility in the amount of $124.6 million, and the credit agreement was terminated. The average interest rate on the borrowings during the period the balance was outstanding was 3.11%. On February 14, 2013, simultaneous with ARCT III entering into the Credit Facility, ARCT III terminated its secured credit facility agreement, which had been unused.

Convertible Senior Note Offering

On July 29, 2013, the Company issued $300.0 million of 3.00 % Convertible Senior Notes (“Notes”) due in 2018 in an underwritten public offering. The Notes will mature on August 1, 2018. The Notes may be converted into cash, common stock or a combination thereof in limited circumstances prior to February 1, 2018 and may be converted at any time into such consideration on or after February 1, 2018. Additionally, the underwriters have a 30-day option to purchase up to an additional $30.0 million of Notes. To date,

Appendix I-102

$10.0 million of the over allotment option has been exercised. The Company intends to use the net proceeds of the offering (a) to repay outstanding indebtedness under its existing senior secured revolving credit facility (which will increase the availability of funds under such credit facility) and (b) for other general corporate purposes which includes investing in properties in accordance with its investment objectives.

Principal Use of Funds

Acquisitions

Generally, cash needs for property acquisitions will be met through proceeds from the public or private offerings of debt and equity and other financings. We may also from time to time enter into other agreements with third parties whereby third parties will make equity investments in specific properties or groups of properties that we acquire.

Our Manager evaluates potential acquisitions of real estate and real estate-related assets and engages in negotiations with sellers and borrowers on our behalf. Investors and stockholders should be aware that after a purchase contract is executed that contains specific terms the property will not be purchased until the successful completion of due diligence and negotiation of final binding agreements. During this period, we may decide to temporarily invest any unused proceeds from equity offerings in certain investments that could yield lower returns than the properties. These lower returns may affect our ability to make distributions.

To date, in addition to the CapLease Merger and ARCT IV merger discussed in Note 2 — Mergers and Acquisitions in the consolidated financial statements, we have identified various portfolio opportunities and have entered into various definitive agreements for property purchases, one of which is to acquire 121 properties for an aggregate purchase price of approximately $604.1 million, exclusive of closing costs. The portfolio is entirely free standing single tenant net leased properties aggregating 6.2 million square feet, 100% leased to 16 tenants, 35.4% of which are investment grade rated, with average remaining lease terms of 13.8 years. The properties are geographically diverse, located in 30 states.

The Company expects to finance the aggregate purchase price of the previously announced mergers and acquisitions described above in part through the assumption of outstanding indebtedness, and expects to finance the balance of the aggregate purchase price through a combination of (i) available cash on hand and (iii) any funds available and not otherwise allocated to previously announced acquisitions from (a) a portion of the $896.0 million in net proceeds from the sale of shares of ARCP common stock and convertible preferred stock in separate previously disclosed private placement transactions, which transactions were completed on June 7, 2013; (b) a portion of the $289.2 million in net proceeds (or $318.2 million if the underwriters exercise their over allotment option in full) from the sale of the Notes; (c) an expected issuance of approximately $500 million of ARCP common stock; (d) funds available from the issuance of common stock through the Company's current at-the-market program or any successor program thereto; (e) financing available under the Company's credit facility, where the company has commitments (including revolving and term loans) for total borrowing of up to $1.7 billion with an accordion feature of up to $2.5 billion, subject to borrowing base availability among other conditions; and (f) additional alternative financing arrangements, as needed, from the issuance of additional common stock, preferred securities or other debt, equity or equity-linked financings.

Dividends

The amount of dividends payable to our stockholders is determined by our board of directors and is dependent on a number of factors, including funds available for dividends, financial condition, capital expenditure requirements, as applicable, and annual dividend requirements needed to qualify and maintain our status as a REIT under the Code. Operating cash flows are expected to increase as additional properties are acquired in our investment portfolio.

We, our board of directors and Manager share a similar philosophy with respect to paying our dividends. The dividends should principally be derived from cash flows generated from real estate operations. In order to improve our operating cash flows and our ability to pay dividends from operating cash flows, our Manager has in the past agreed to waive certain fees including asset management and incentive fees. Our Manager will determine if a portion or all of such fees will be waived in subsequent periods on a quarter-to-quarter basis.

Appendix I-103

Base asset management fees waived during the three and six months ended June 30, 2013 were $2.0 million and $2.4 million, respectively. Property management and leasing fees of $0.8 million were waived during the six months ended June 30, 2013; there were no property management and leasing fees during the three months ended June 30, 2013. The fees that were waived relating to the activity are not deferrals and accordingly, will not be paid. Because our Manager waived certain fees that we owed, cash flow from operations that would have been used to pay such fees to our Manager was available to pay dividends to our stockholders. See Note 14 — Related Party Transactions and Arrangements in the consolidated financial statements within this report for further information on fees paid to and forgiven by our Manager.

The management agreement with our Manager provides for payment of the asset management fee. Our Manager will waive such portion of its management fee that, when added to our AFFO, without regard to the waiver of the management fee, would increase our AFFO so that it equals the dividends declared by us for the prior six months. For purposes of this determination, AFFO is FFO (as defined by NAREIT), adjusted to (i) include acquisition fees and related expenses which is deducted in computing FFO; (ii) include non-cash restricted stock grant amortization, if any, which is deducted in computing FFO; and (iii) include impairments of real estate related investments, if any (including properties, loans receivable and equity and debt investments) which are deducted in computing FFO. Our Manager will determine if such fees will be partially or fully waived in subsequent periods on a quarter-to-quarter basis.

In addition, pursuant to our administrative support agreement with our Sponsor, our Sponsor had agreed to pay or reimburse us for certain of our general and administrative costs to the extent that the amount of our dividends declared until September 6, 2012, which was one year following the closing of our IPO, exceeded the amount of our AFFO in order that such dividends do not exceed the amount of our AFFO, computed without regard to such general and administrative costs paid for, or reimbursed, by our Sponsor.

As our real estate portfolio matures, we expect cash flows from operations to cover our dividends. As the cash flows from operations become more significant, our Manager may discontinue its past practice of forgiving fees and may charge the entire fee in accordance with the agreement with our Manager. There can be no assurance that our Manager will continue to waive earned asset management or incentive fees in the future.

The following table shows the sources for the payment of dividends to common stockholders for the three and six months ended June 30, 2013 (dollars in thousands):

	Three Months Ended March 31, 2013		Three Months Ended June 30, 2013		Six Months Ended June 30, 2013
	Dividends	% of Dividends	Dividends	% of Dividends	Dividends	% of Dividends
Dividends:
Distributions paid in cash	$27,409		$37,088		$64,497
Distributions reinvested	4,895		—		4,895
	$32,304		$37,088		$69,392
Source of dividends:
Cash flows provided by operations	$—	0.0%	$5,674	15.3%	$5,674	8.2%
Proceeds from financing activities	27,409	84.8%	31,414	84.7%	58,823	84.8%
Common stock issued under the DRIP	4,895	15.2%	—	0.0%	4,895	7.0%
Total sources of dividends	$32,304	100.0%	$37,088	100.0%	$69,392	100.0%
Net loss attributable to stockholders (in accordance with U.S. GAAP)	$(137,934)		$(51,679)		$(189,613)

Loan Obligations

The payment terms of our loan obligations vary. In general, only interest amounts are payable monthly with all unpaid principal and interest due at maturity. Some of our loan agreements stipulate that we comply with specific reporting and financial covenants mainly related to debt coverage ratios and loan to value ratios.

Appendix I-104

Each loan that has these requirements has specific ratio thresholds that must be met. As of June 30, 2013 we were in compliance with the debt covenants under our loan agreements.

As of June 30, 2013, we had non-recourse mortgage indebtedness of $269.9 million which was collateralized by 165 properties. Our mortgage indebtedness bore interest at weighted average rate of 4.25% per annum and had a weighted average maturity of 4.99 years. We may in the future incur additional mortgage debt on the properties we currently own or use long-term non-recourse financing to acquire additional properties in the future.

As of June 30, 2013, there was $600.0 million outstanding on the Credit Facility, which bore a floating interest rate of 1.95%. $515.0 million of the Credit Facility's interest rate is fixed at 2.802% through the use of derivative instruments. At June 30, 2013, there was up to $1.9 billion available to us for future borrowings, subject to certain conditions including borrowing base availability.

At June 30, 2013, our leverage ratio (net debt, excluding debt convertible to common stock, divided by enterprise value) was 20.8%.

On February 28, 2013, we repaid all of the outstanding borrowings under our senior revolving credit facility, and the credit agreement was terminated.

On February 14, 2013, simultaneous with ARCT III entering into the Credit Facility, ARCT III terminated its secured credit facility agreement, which had been unused.

Our loan obligations require the maintenance of financial covenants, as well as restrictions on corporate guarantees, the maintenance of certain financial ratios (such as specified debt to equity and debt service coverage ratios) as well as the maintenance of a minimum net worth. At June 30, 2013 and 2012, the Company was in compliance with the debt covenants under all of our loan obligations.

Contractual Obligations

The following is a summary of our contractual obligations as of June 30, 2013 (in thousands):

	Total	July 1, 2013 – December 31, 2013	2014 – 2015	2016 – 2017	Thereafter
Principal payments due on mortgage notes payable	$269,918	$74	$13,956	$186,588	$69,300
Interest payments due on mortgage notes payable	61,498	5,795	22,689	16,592	16,422
Principal payments due on senior corporate credit facility	600,000	—	—	—	600,000
Interest payments due on senior corporate credit facility	74,406	8,044	32,176	32,176	2,010
Principal obligation to Series C Convertible Preferred stockholders, at fair value	445,000	445,000	—	—	—
Interest payments due on obligation to Series C Convertible Preferred Stock	13,038	13,038	—	—	—
Contingent value rights obligation to preferred and common investors, at fair value	31,134	31,134	—	—	—
Payments due on ground lease obligations	4,050	174	697	702	2,477
Total	$1,499,044	$503,259	$69,518	$236,058	$690,209

Election as a REIT

We elected to be taxed as a REIT under Sections 856 through 860 of the Code commencing with the taxable year ended December 31, 2011. If we continue to qualify for taxation as a REIT, we generally will not be subject to federal corporate income tax to the extent we distribute our REIT taxable income to our stockholders, and so long as we distribute at least 90% of our REIT taxable income. REITs are subject to a number of other organizational and operational requirements. Even if we qualify for taxation as a REIT, we
Appendix I-105

may be subject to certain state and local taxes on our income and property, and federal income and excise taxes on our undistributed income. We believe we are organized and operating in such a manner as to qualify to be taxed as a REIT for the taxable year ending December 31, 2013.

Inflation

We may be adversely impacted by inflation on any leases that do not contain indexed escalation provisions. In addition, our net leases may require the tenant to pay its allocable share of operating expenses, including common area maintenance costs, real estate taxes and insurance. This may reduce our exposure to increases in costs and operating expenses resulting from inflation.

Related-Party Transactions and Agreements

We have entered into agreements with affiliates, whereby we pay or have paid in the past certain fees or reimbursements to our Sponsor, our Manager or their affiliates for acquisition fees and expenses, organization and offering costs, asset management fees and reimbursement of operating costs and have in the past paid sales commissions and dealer manager fees. See Note 14 — Related Party Transactions and Arrangements in our financial statements included in this report for a discussion of the various related-party transactions, agreements and fees.

In addition, the partnership agreement of the OP provides for the special allocation, solely for tax purposes, of excess depreciation deductions of up to $10.0 million to ARC Real Estate Partners, LLC, a limited partner of the OP. In connection with this special allocation, ARC Real Estate Partners, LLC has agreed to restore a deficit balance in its capital account in the event of a liquidation of the OP and has agreed to provide a guaranty or indemnity of indebtedness of the OP. ARC Real Estate Partners, LLC is directly or indirectly controlled by certain officers and directors of ARCP.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Appendix I-106

APPENDIX II:

American Realty Capital Trust IV, Inc. Financial Statements

Report of Independent Registered Public Accounting Firm	Appendix II-2
Consolidated Balance Sheet as of December 31, 2012	Appendix II-3
Consolidated Statement of Operations and Comprehensive Loss for the Period from February 14, 2012 (Date of Inception) to December 31, 2012	Appendix II-4
Consolidated Statement of Stockholders’ Equity for the Period from February 14, 2012 (Date of Inception) to December 31, 2012	Appendix II-5
Consolidated Statement of Cash Flows for the Period from February 14, 2012 (Date of Inception) to December 31, 2012	Appendix II-6
Notes to Consolidated Financial Statements	Appendix II-7
Schedule III — Real Estate and Accumulated Depreciation	Appendix II-26
Consolidated Balance Sheets as of June 30, 2013 (Unaudited) and December 31, 2012	Appendix II-28
Consolidated Statements of Operations and Comprehensive Loss for the Three and Six Months Ended June 30, 2013, the Three Months Ended June 30, 2012 and the Period from February 14, 2012 (date of inception) to June 30, 2012 (Unaudited)	Appendix II-29
Consolidated Statement of Changes in Equity for the Six Months Ended June 30, 2013 (Unaudited)	Appendix II-30
Consolidated Statement of Cash Flows for the Six Months Ended June 30, 2013 and for the period from February 14, 2012 (date of inception) to June 30, 2012 (Unaudited)	Appendix II-31
Notes to Consolidated Financial Statements (Unaudited)	Appendix II-32
Management’s Discussion and Analysis of Financial Condition and Results of Operations	Appendix II-53

Appendix II-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
American Realty Capital Trust IV, Inc.

We have audited the accompanying consolidated balance sheet of American Realty Capital Trust IV, Inc. (a Maryland Corporation) and subsidiaries (the “Company”) as of December 31, 2012, and the related consolidated statements of operations and comprehensive loss, stockholders' equity and cash flows for the period from February 14, 2012 (date of inception) to December 31, 2012. Our audit of the basic consolidated financial statements included the financial statement schedule listed in the index appearing under Item 15(a). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Realty Capital Trust IV, Inc. and subsidiaries as of December 31, 2012, and the results of their operations and their cash flows for the period from February 14, 2012 (date of inception) to December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ GRANT THORNTON LLP

Philadelphia, Pennsylvania
March 7, 2013

Appendix II-2

AMERICAN REALTY CAPITAL TRUST IV, INC.

CONSOLIDATED BALANCE SHEET
(In thousands, except share and per share data)

December 31, 2012
ASSETS
Real estate investments, at cost:
Land	$13,365
Buildings, fixtures and improvements	54,483
Acquired intangible lease assets	8,930
Total real estate investments, at cost	76,778
Less: accumulated depreciation and amortization	(305)
Total real estate investments, net	76,473
Cash and cash equivalents	135,702
Prepaid expenses and other assets	295
Receivable for issuance of common stock	4,273
Total assets	$216,743
LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable and accrued expenses	$1,574
Distributions payable	1,159
Total liabilities	2,733
Preferred stock, $0.01 par value per share, 50,000,000 shares authorized, none issued or outstanding	—
Common stock, $0.01 par value per share, 300,000,000 shares authorized, 10,378,736 shares issued and outstanding	104
Additional paid-in capital	218,404
Accumulated deficit	(4,498)
Total stockholders' equity	214,010
Total liabilities and stockholders' equity	$216,743

The accompanying notes are an integral part of this statement.

Appendix II-3

AMERICAN REALTY CAPITAL TRUST IV, INC.

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS
(In thousands, except share and per share data)

Period from February 14, 2012 (date of inception) to December 31, 2012
Revenues:
Rental income	$378
Operating expense reimbursement	36
Total revenues	414
Operating expenses:
Acquisition and transaction related	2,309
Property operating	38
General and administrative	320
Depreciation and amortization	303
Total operating expenses	2,970
Operating loss	(2,556)
Other income	19
Net loss	$(2,537)
Comprehensive loss	$(2,537)
Basic and diluted weighted-average shares outstanding	1,526,766
Basic and diluted net loss per share	$(1.66)

The accompanying notes are an integral part of this statement.

Appendix II-4

AMERICAN REALTY CAPITAL TRUST IV, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
For the Period from February 14, 2012 (Date of Inception) to December 31, 2012
(In thousands, except share data)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Number of Shares	Par Value
Balance, February 14, 2012	—	$—	$—	$—	$—
Issuances of common stock	10,364,412	104	254,913	—	255,017
Common stock offering costs, commissions and dealer manager fees	—	—	(36,788)	—	(36,788)
Common stock issued through distribution reinvestment plan	14,817	—	352	—	352
Common stock repurchases	(3,160)	—	(79)	—	(79)
Share-based compensation	2,667	—	6	—	6
Distributions declared	—	—	—	(1,961)	(1,961)
Net loss	—	—	—	(2,537)	(2,537)
Balance, December 31, 2012	10,378,736	$104	$218,404	$(4,498)	$214,010

The accompanying notes are an integral part of this statement.

Appendix II-5

AMERICAN REALTY CAPITAL TRUST IV, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands)

Period from February 14, 2012 (date of inception) to December 31, 2012
Cash flows from operating activities:
Net loss	$(2,537)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	239
Amortization of intangibles	64
Amortization of above-market lease assets	2
Share-based compensation	6
Changes in assets and liabilities:
Prepaid expenses and other assets	(157)
Accounts payable and accrued expenses	155
Deferred rent	58
Net cash used in operating activities	(2,170)
Cash flows from investing activities:
Investment in real estate and other assets	(76,778)
Deposits for real estate acquisitions	(138)
Net cash used in investing activities	(76,916)
Cash flows from financing activities:
Proceeds from issuance of common stock	250,744
Payments of offering costs and fees related to stock issuances	(35,882)
Distributions paid	(450)
Advances from affiliate	376
Net cash provided by financing activities	214,788
Net change in cash and cash equivalents	135,702
Cash and cash equivalents, beginning of period	—
Cash and cash equivalents, end of period	$135,702
Supplemental Disclosures
Cash paid for taxes	$44
Non-Cash Financing Activities:
Common stock issued through distribution reinvestment plan	$352

The accompanying notes are an integral part of this statement.

Appendix II-6

AMERICAN REALTY CAPITAL TRUST IV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 1 — Organization

American Realty Capital Trust IV, Inc. (the “Company”), incorporated on February 14, 2012, is a Maryland corporation that intends to qualify as a real estate investment trust (“REIT”) for U.S. federal income tax purposes beginning with the taxable year ended December 31, 2012. On June 8, 2012, the Company commenced its initial public offering (the “IPO”) on a “reasonable best efforts” basis of up to 60.0 million shares of common stock, $0.01 par value per share, at a price of $25.00 per share, subject to certain volume and other discounts, pursuant to a registration statement on Form S-11, as amended (File No. 333-180274) (the “Registration Statement”), filed with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Registration Statement also covers up to 10.0 million shares of common stock available pursuant to a distribution reinvestment plan (the “DRIP”) under which the Company's common stock holders may elect to have their distributions reinvested in additional shares of the Company's common stock.

Until the first quarter following the Company's acquisition of at least $1.2 billion in total investment portfolio assets, the per share purchase price in the IPO will be up to $25.00 per share (including the maximum allowed to be charged for commissions and fees) and shares issued under the DRIP will initially be equal to $23.75 per share, which is 95% of the initial offering price in the IPO. Thereafter, the per share purchase price will vary quarterly and will be equal to the net asset value (“NAV”) divided by the number of shares outstanding as of the end of business on the first day of each fiscal quarter after giving effect to any share purchases or repurchases effected in the prior quarter plus applicable commissions and fees, and the per share purchase price in the DRIP will be equal to NAV per share.

On September 10, 2012, the Company had raised proceeds sufficient to break escrow in connection with the IPO. As of December 31, 2012 the Company had 10.4 million shares of common stock outstanding, including unvested restricted shares and shares issued under the DRIP and had received total proceeds of $255.3 million. As of December 31, 2012, the aggregate value of all issuances and subscriptions of common stock outstanding was $259.4 million, based on a per share value of $25.00 (or $23.75 for shares issued under the DRIP).

The Company was formed to primarily acquire a diversified portfolio of commercial properties, comprised primarily of freestanding single-tenant properties that are net leased to investment grade and other creditworthy tenants. All such properties may be acquired and operated by the Company alone or jointly with another party. The Company may also originate or acquire first mortgage loans secured by real estate on single-tenant net leased properties. The Company purchased its first property and commenced active operations in September 2012. As of December 31, 2012, the Company owned 49 properties with an aggregate purchase price of $76.8 million, comprised of 0.4 million rentable square feet which were 100% leased.

Substantially all of the Company's business is conducted through American Realty Capital Operating Partnership IV, L.P. (the “OP”), a Delaware limited partnership. The Company is the sole general partner and holds substantially all of the units of limited partner interests in the OP (“OP units”). Additionally, American Realty Capital Trust IV Special Limited Partner, LLC (the “Special Limited Parter”) contributed $2,000 to the OP in exchange for 88 OP units, which represents a nominal percentage of the aggregate OP ownership and was admitted as a limited partner of the OP. The limited partner interests have the right to convert OP units for the cash value of a corresponding number of shares of common stock or, at the option of the OP, a corresponding number of shares of common stock, as allowed by the limited partnership agreement of the OP. The remaining rights of the limited partner interests are limited, however, and do not include the ability to replace the general partner or to approve the sale, purchase or refinancing of the OP's assets.

The Company has no paid employees. American Realty Capital Advisors IV, LLC (the “Advisor”) has been retained to manage the Company's affairs on a day-to-day basis. American Realty Capital Properties IV, LLC (the “Property Manager”) serves as the Company's property manager. Realty Capital Securities (the

Appendix II-7

AMERICAN REALTY CAPITAL TRUST IV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 1 — Organization  – (continued)

“Dealer Manager”) serves as the dealer manager of the IPO. The Advisor, Property Manager and Dealer Manager are related parties as entities wholly owned by the Company's sponsor, AR Capital, LLC (the “Sponsor”). The Advisor and Dealer Manager will receive compensation and fees for services related to the IPO and for the investment and management of the Company's assets. The Advisor and Dealer Manager will receive fees during the offering, acquisition, operational and liquidation stages.

Note 2 — Summary of Significant Accounting Policies

Basis of Accounting and Presentation

The accompanying consolidated financial statements of the Company are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All inter-company accounts and transactions have been eliminated in consolidation. In determining whether the Company has a controlling financial interest in a joint venture and the requirement to consolidate the accounts of that entity, management considers factors such as ownership interest, authority to make decisions and contractual and substantive participating rights of the other partners or members as well as whether the entity is a variable interest entity for which the Company is the primary beneficiary.

Development Stage Company

On September 10, 2012, the Company raised proceeds sufficient to break escrow in connection with its IPO. The Company received and accepted aggregate subscriptions in excess of the minimum $2.0 million and issued shares of common stock to its initial investors who were admitted as stockholders. The Company purchased its first property and commenced active operations on September 28, 2012, and as of such date was no longer considered to be a development stage company.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management makes significant estimates regarding revenue recognition, purchase price allocations to record investments in real estate, and derivative financial instruments and hedging activities, as applicable.

Real Estate Investments

Investments in real estate are recorded at cost. Improvements and replacements are capitalized when they extend the useful life of the asset. Costs of repairs and maintenance are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of up to 40 years for buildings, 15 years for land improvements, five years for fixtures and the shorter of the useful life or the remaining lease term for tenant improvements and leasehold interests.

The Company is required to make subjective assessments as to the useful lives of the Company's properties for purposes of determining the amount of depreciation to record on an annual basis with respect to the Company's investments in real estate. These assessments have a direct impact on the Company's net income because if the Company were to shorten the expected useful lives of the Company's investments in real estate, the Company would depreciate these investments over fewer years, resulting in more depreciation expense and lower net income on an annual basis.

Appendix II-8

AMERICAN REALTY CAPITAL TRUST IV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 2 — Summary of Significant Accounting Policies  – (continued)

The Company is required to present the operations related to properties that have been sold or properties that are intended to be sold as discontinued operations in the statement of operations for all periods presented. Properties that are intended to be sold are to be designated as “held for sale” on the balance sheet.

Impairment of Long Lived Assets

When circumstances indicate the carrying value of a property may not be recoverable, the Company reviews the asset for impairment. This review is based on an estimate of the future undiscounted cash flows, excluding interest charges, expected to result from the property's use and eventual disposition. These estimates consider factors such as expected future operating income, market and other applicable trends and residual value, as well as the effects of leasing demand, competition and other factors. If impairment exists, due to the inability to recover the carrying value of a property, an impairment loss is recorded to the extent that the carrying value exceeds the estimated fair value of the property for properties to be held and used. For properties held for sale, the impairment loss is the adjustment to fair value less estimated cost to dispose of the asset. These assessments have a direct impact on net income because recording an impairment loss results in an immediate negative adjustment to net income.

Purchase Price Allocation

The Company allocates the purchase price of acquired properties to tangible and identifiable intangible assets acquired based on their respective fair values. Tangible assets include land, land improvements, buildings, fixtures and tenant improvements on an as-if vacant basis. The Company utilizes various estimates, processes and information to determine the as-if vacant property value. Estimates of value are made using customary methods, including data from appraisals, comparable sales, discounted cash flow analysis and other methods. Amounts allocated to land, land improvements, buildings and fixtures are based on cost segregation studies performed by independent third parties or on the Company's analysis of comparable properties in the Company's portfolio. Identifiable intangible assets and liabilities, as applicable, include amounts allocated to acquire leases for above- and below-market lease rates, the value of in-place leases, and the value of customer relationships, as applicable.

The aggregate value of intangible assets and liabilities, as applicable, related to in-place leases is primarily the difference between the property valued with existing in-place leases adjusted to market rental rates and the property valued as if vacant. Factors considered by the company in its analysis of the in-place lease intangibles include an estimate of carrying costs during the expected lease-up period for each property, taking into account current market conditions and costs to execute similar leases. In estimating carrying costs, the Company includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up period, which typically ranges from six to 12 months. Estimates of costs to execute similar leases including leasing commissions, legal and other related expenses are also utilized.

Above-market and below-market in-place lease values for owned properties are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between the contractual amounts to be paid pursuant to the in-place leases and management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The capitalized above-market lease intangibles are amortized as a decrease to rental income over the remaining term of the lease. The capitalized below-market lease values will be amortized as an increase to rental income over the remaining term and any fixed rate renewal periods provided within the respective leases. In determining the amortization period for below-market lease intangibles, the Company initially will consider, and periodically evaluate on a quarterly basis, the likelihood that a lessee will execute the renewal option. The likelihood that a lessee will execute the renewal option is

Appendix II-9

AMERICAN REALTY CAPITAL TRUST IV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 2 — Summary of Significant Accounting Policies  – (continued)

determined by taking into consideration the tenant's payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located.

The aggregate value of intangibles assets related to customer relationships, as applicable, is measured based on the Company's evaluation of the specific characteristics of each tenant's lease and the Company's overall relationship with the tenant. Characteristics considered by the Company in determining these values include the nature and extent of its existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant's credit quality and expectations of lease renewals, among other factors.

The value of in-place leases is amortized to expense over the initial term of the respective leases, which is approximately 6 to 15 years. The value of customer relationship intangibles is amortized to expense over the initial term and any renewal periods in the respective leases, but in no event does the amortization period for intangible assets exceed the remaining depreciable life of the building. If a tenant terminates its lease, the unamortized portion of the in-place lease value and customer relationship intangibles is charged to expense.

In making estimates of fair values for purposes of allocating purchase price, the Company utilizes a number of sources, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective property and other market data. The Company also considers information obtained about each property as a result of the Company's pre-acquisition due diligence, as well as subsequent marketing and leasing activities, in estimating the fair value of the tangible and intangible assets acquired and intangible liabilities assumed.

Intangible assets and acquired lease liabilities, as applicable, consist of following:

(In thousands)	December 31, 2012
Intangible assets:
In-place leases, net of accumulated amortization of $64 at December 31, 2012	$8,627
Above-market leases, net of accumulated amortization of $2 at December 31, 2012	237
Total intangible lease assets, net	$8,864

The following table provides the weighted-average amortization and accretion periods as of December 31, 2012 for intangible assets and liabilities, as applicable, and the projected amortization expense and adjustments to rental income for the next five years:

(In thousands)	Weighted-Average Amortization Period	2013	2014	2015	2016	2017
In-place leases	11.3 years	$835	$836	$835	$836	$835
Above-market lease assets(1)	11.9 years	$20	$20	$20	$20	$20

(1)	Amounts to be included in rental income.

Cash and Cash Equivalents

Cash and cash equivalents include cash in bank accounts as well as investments in highly-liquid money market funds with original maturities of three months or less. Excess funds over an established threshold are swept daily into an overnight repurchase agreement. As of December 31, 2012, $135.6 million was held in an overnight repurchase agreement with the Company's financial institution.

The Company deposits cash with high quality financial institutions. These deposits are guaranteed by the Federal Deposit Insurance Company (“FDIC”) up to an insurance limit. At December 31, 2012 the Company

Appendix II-10

AMERICAN REALTY CAPITAL TRUST IV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 2 — Summary of Significant Accounting Policies  – (continued)

had deposits of $135.7 million of which $135.4 million were in excess of the amount insured by the FDIC. Although the Company bears risk to amounts in excess of those insured by the FDIC, it does not anticipate any losses as a result.

Deferred Costs

Deferred costs, net consists of deferred financing costs and deferred leasing costs. Deferred financing costs represent commitment fees, legal fees, and other costs associated with obtaining commitments for financing. These costs are amortized over the terms of the respective financing agreements using the effective interest method. Unamortized deferred financing costs are expensed when the associated debt is refinanced or repaid before maturity. Costs incurred in seeking financial transactions that do not close are expensed in the period in which it is determined that the financing will not close.

Deferred leasing costs, consisting primarily of lease commissions and payments made to assume existing leases, are deferred and amortized over the term of the lease.

As of December 31, 2012, the Company does not have any deferred financing costs or deferred leasing costs.

Share Repurchase Program

The Company's board of directors has adopted a Share Repurchase Program (“SRP”) that enables stockholders to sell their shares to the Company. Under the SRP, stockholders may request that the Company repurchase all or any portion, subject to certain minimum amounts described below, of their shares on any business day, if such repurchase does not impair the Company's capital or operations.

Beginning with the first quarter following the Company's acquisition of at least $1.2 billion in total investment portfolio assets, the repurchase price for shares under the SRP will be based on NAV. Only those stockholders who purchased their shares from us or received their shares from us (directly or indirectly) through one or more non-cash transactions may be able to participate in the SRP. The repurchase of shares will occur on the first business day of each quarter (and in all events on a date other than a dividend payment date). Purchases under the SRP will be limited in any calendar quarter to 1.25% of the Company's NAV as of the last day of the previous calendar quarter, or approximately 5.0% of the Company's NAV in any 12 month period. If the Company reaches the 1.25% limit on repurchases during any quarter, the Company will not accept any additional repurchase requests for the remainder of such quarter. The SRP will automatically resume on the first day of the next calendar quarter, unless the board of directors determines to suspend the SRP.

Prior to the first quarter following the Company's acquisition of at least $1.2 billion in total investment portfolio assets, the number of shares repurchased may not exceed 5.0% of the weighted-average number of shares of common stock outstanding at the end of the previous calendar year and the price per share for repurchases of shares of common stock will be as follows:

•	the lower of $23.13 and 92.5% of the price paid to acquire the shares, for stockholders who have continuously held their shares for at least one year;
•	the lower of $23.75 and 95.0% of the price paid to acquire the shares for stockholders who have continuously held their shares for at least two years;

Appendix II-11

AMERICAN REALTY CAPITAL TRUST IV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 2 — Summary of Significant Accounting Policies  – (continued)

•	the lower of $24.38 and 97.5% of the price paid to acquire the shares for stockholders who have continuously held their shares for at least three years; and
•	the lower of $25.00 and 100% of the price paid to acquire the shares for stockholders who have continuously held their shares for at least four years (in each case, as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to the Company's common stock).

Subject to limited exceptions, stockholders who request the repurchase of shares of the Company's common stock within the first four months from the date of purchase will be subject to a short-term trading fee of 2.0%.

Prior to the Company calculating the NAV, upon the death or disability of a stockholder, upon request, the Company will waive the one-year holding requirement that otherwise will apply to redemption requests made prior to such time. Once the Company begins calculating NAV, no holding period will be required. Shares repurchased in connection with the death or disability of a stockholder will be repurchased at a purchase price equal to the price actually paid for the shares during the IPO, or if not engaged in the IPO, the per share purchase price will be based on the greater of $25.00 and the then-current NAV (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to the Company's common stock). The board of directors has the discretion to exempt shares purchased pursuant to the DRIP from the one-year holding requirement, if a stockholder sells back all of his or her shares. In addition, the Company may waive the holding period in the event of a stockholder's bankruptcy or other exigent circumstances.

The Company is only authorized to repurchase shares pursuant to the SRP, in a given quarter, up to the amount of proceeds received from the DRIP in that same quarter. Due to these limitations, the Company cannot guarantee that it will be able to accommodate all repurchase requests.

When a stockholder requests redemption and the redemption is approved, the Company will reclassify such obligation from equity to a liability based on the settlement value of the obligation. Shares purchased under the SRP will have the status of authorized but unissued shares. The following table reflects the number of shares repurchased for the year ended December 31, 2012:

	Number of Requests	Number of Shares	Average Price per Share
Period from February 14, 2012 (date of inception) to December 31, 2012(1)	2	3,160	$25.00

(1)	Includes unfulfilled repurchase requests for 3,160 shares at a average price per share of $25.00, which were approved for repurchase as of December 31, 2012 and completed in January 2013.

Distribution Reinvestment Plan

Pursuant to the DRIP, stockholders may elect to reinvest distributions by purchasing shares of common stock in lieu of receiving cash. No dealer manager fees or selling commissions are paid with respect to shares purchased pursuant to the DRIP. Participants purchasing shares pursuant to the DRIP have the same rights and are treated in the same manner as if such shares were issued pursuant to the IPO. The board of directors may designate that certain cash or other distributions be excluded from the DRIP. The Company has the right to amend any aspect of the DRIP or terminate the DRIP with ten days' notice to participants. Shares issued under the DRIP are recorded within stockholders' equity in the accompanying consolidated balance sheet in the period distributions are declared. During the period from February 14, 2012 (date of inception) to December 31, 2012, the Company issued 14,817 shares of common stock with a value of $0.4 million and a par value per share of $0.01 under the DRIP.

Appendix II-12

AMERICAN REALTY CAPITAL TRUST IV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 2 — Summary of Significant Accounting Policies  – (continued)

Derivative Instruments

The Company may use derivative financial instruments to hedge all or a portion of the interest rate risk associated with its borrowings. Certain of the techniques used to hedge exposure to interest rate fluctuations may also be used to protect against declines in the market value of assets that result from general trends in debt markets. The principal objective of such agreements is to minimize the risks and/or costs associated with the Company's operating and financial structure as well as to hedge specific anticipated transactions.

The Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Derivatives may also be designated as hedges of the foreign currency exposure of a net investment in a foreign operation. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. The Company may enter into derivative contracts that are intended to economically hedge certain of its risk, even though hedge accounting does not apply or the Company elects not to apply hedge accounting.

The accounting for subsequent changes in the fair value of these derivatives depends on whether each has been designated and qualifies for hedge accounting treatment. If the Company elects not to apply hedge accounting treatment, any changes in the fair value of these derivative instruments is recognized immediately in gains (losses) on derivative instruments in the consolidated statement of operations. If the derivative is designated and qualifies for hedge accounting treatment the change in the estimated fair value of the derivative is recorded in other comprehensive income (loss) to the extent that it is effective. Any ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

Revenue Recognition

The Company's revenues, which are derived primarily from rental income, include rents that each tenant pays in accordance with the terms of each lease reported on a straight-line basis over the initial term of the lease. Since many of the Company's leases provide for rental increases at specified intervals, straight-line basis accounting requires the Company to record a receivable, and include in revenues, unbilled rent receivables that the Company will only receive if the tenant makes all rent payments required through the expiration of the initial term of the lease. The Company defers the revenue related to lease payments received from tenants in advance of their due dates. When the Company acquires a property, the term of existing leases is considered to commence as of the acquisition date for the purposes of this calculation.

The Company continually reviews receivables related to rent and unbilled rent receivables and determine collectability by taking into consideration the tenant's payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located. In the event that the collectability of a receivable is in doubt, the Company records an increase in the Company's allowance for uncollectible accounts or record a direct write-off of the receivable in the Company's consolidated statement of operations.

Cost recoveries from tenants are included in operating expense reimbursement in the period the related costs are incurred, as applicable.

Appendix II-13

AMERICAN REALTY CAPITAL TRUST IV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 2 — Summary of Significant Accounting Policies  – (continued)

Offering and Related Costs

Offering and related costs include all expenses incurred in connection with the Company's IPO. Offering costs (other than selling commissions and the dealer manager fee) include costs that may be paid by the Advisor, the Dealer Manager or their affiliates on behalf of the Company. These costs include but are not limited to (i) legal, accounting, printing, mailing, and filing fees; (ii) escrow related fees; (iii) reimbursement of the Dealer Manager for amounts it may pay to reimburse the bona fide diligence expenses of broker-dealers; and (iv) reimbursement to the Advisor for the salaries of its employees and other costs in connection with preparing supplemental sales materials and related offering activities. The Company is obligated to reimburse the Advisor or its affiliates, as applicable, for organization and offering costs paid by them on behalf of the Company, provided that the Advisor is obligated to reimburse the Company to the extent organization and offering costs (excluding selling commissions and the dealer manager fee) incurred by the Company in its offering exceed 1.5% of gross offering proceeds. As a result, these costs are only a liability of the Company to the extent selling commissions, the dealer manager fees and other organization and offering costs do not exceed 11.5% of the gross proceeds determined at the end of the IPO (See Note 6 — Related Party Transactions and Arrangements).

Share-Based Compensation

The Company has a stock-based incentive award plan, which is accounted for under the guidance for share based payments. The expense for such awards is included in general and administrative expenses and is recognized over the vesting period or when the requirements for exercise of the award have been met (See Note 8 — Share-Based Compensation).

Income Taxes

The Company intends to elect to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986 commencing with the taxable year ended December 31, 2012. If the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income tax to the extent it distributes its REIT taxable income to its stockholders, and so long as it distributes at least 90% of its REIT taxable income. REITs are subject to a number of other organizational and operational requirements. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

Per Share Data

Income (loss) per basic share of common stock is calculated by dividing net income (loss) by the weighted-average number of shares of common stock issued and outstanding during such period. Diluted income (loss) per share of common stock considers the effect of potentially dilutive instruments outstanding during such period.

Reportable Segments

The Company has determined that it has one reportable segment, with activities related to investing in real estate. The Company's investments in real estate generate rental revenue and other income through the leasing of properties, which comprised 100% of total consolidated revenues. Management evaluates the operating performance of the Company's investments in real estate on an individual property level.

Recently Issued Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued guidance that expands the existing disclosure requirements for fair value measurements, primarily for Level 3 measurements, which are measurements based on unobservable inputs such as the Company's own data. This guidance is largely

Appendix II-14

AMERICAN REALTY CAPITAL TRUST IV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 2 — Summary of Significant Accounting Policies  – (continued)

consistent with current fair value measurement principles with few exceptions that do not result in a change in general practice. The guidance was applied prospectively and was effective for interim and annual reporting periods beginning after December 15, 2011. The adoption of this guidance did not have a material impact on the Company's financial position or results of operations as the guidance relates only to disclosure requirements.

In June 2011, the FASB issued guidance requiring entities to present items of net income and other comprehensive income either in one continuous statement — referred to as the statement of comprehensive income — or in two separate, but consecutive, statements of net income and other comprehensive income. The new guidance does not change which components of comprehensive income are recognized in net income or other comprehensive income, or when an item of other comprehensive income must be reclassified to net income. In December 2011, the FASB deferred certain provisions of this guidance related to the presentation of certain reclassification adjustments out of accumulated other comprehensive income, by component in both the statement and the statement where the reclassification is presented. This guidance was applied prospectively and was effective for interim and annual periods beginning after December 15, 2011. The adoption of this guidance did not have a material impact on the Company's financial position or results of operations but changed the location of the presentation of other comprehensive income to more closely associate the disclosure with net income.

In September 2011, the FASB issued guidance that allows entities to perform a qualitative analysis as the first step in determining whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is determined that it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, then a quantitative analysis for impairment is not required. The guidance was effective for interim and annual impairment tests for fiscal periods beginning after December 15, 2011. The adoption of this guidance did not have a material impact on the Company's financial position or results of operations.

In December 2011, the FASB issued guidance regarding disclosures about offsetting assets and liabilities, which requires entities to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The guidance is effective for fiscal years and interim periods beginning on or after January 1, 2013 with retrospective application for all comparative periods presented. The adoption of this guidance, which is related to disclosure only, is not expected to have a material impact on the Company's consolidated financial position or results of operations.

In July 2012, the FASB issued revised guidance intended to simplify how an entity tests indefinite-lived intangible assets for impairment. The amendments will allow an entity first to assess qualitative factors to determine whether it is necessary to perform a quantitative impairment test. An entity will no longer be required to calculate the fair value of an indefinite-lived intangible asset and perform the quantitative test unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amendments are effective for annual and interim indefinite-lived intangible asset impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The Company does not expect the adoption to have a material impact on the Company's consolidated financial position or results of operations.

Appendix II-15

AMERICAN REALTY CAPITAL TRUST IV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 3 — Real Estate Investments

The following table presents the allocation of the assets acquired during the period from February 14, 2012 (date of inception) to December 31, 2012:

(Dollar amounts in thousands)	Period from February 14, 2012 (date of inception) to December 31, 2012
Real estate investments, at cost:
Land	$13,365
Buildings, fixtures and improvements	54,483
Total tangible assets	67,848
Acquired intangibles:
In-place leases	8,691
Above-market lease assets	239
Cash paid for acquired real estate investments, at cost	$76,778
Number of properties purchased	49

The following table reflects the number and related purchase prices of properties acquired during the period from February 14, 2012 (date of inception) December 31, 2012:

Portfolio	Number of Properties	Base Purchase Price(1)
		(In thousands)
Period from February 14, 2012 (date of inception) to December 31, 2012	49	$76,778

(1)	Contract purchase price, excluding acquisition related costs.

The following table presents unaudited pro forma information as if the acquisitions during the period from February 14, 2012 (date of inception) to December 31, 2012 had been consummated on February 14, 2012:

(In thousands)	Period from February 14, 2012 (date of inception) to December 31, 2012
Pro forma revenues	$6,487
Pro forma net income	$883

Appendix II-16

AMERICAN REALTY CAPITAL TRUST IV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 3 — Real Estate Investments  – (continued)

The following table presents future minimum base rent payments on a cash basis due to the Company over the next five years and thereafter for the properties the Company owned as of December 31, 2012. These amounts exclude contingent rent payments, as applicable, that may be collected from certain tenants based on provisions related to sales thresholds and increases in annual rent based on exceeding certain economic indexes among other items.

(In thousands)	Future Minimum Base Rent Payments
2013	$5,931
2014	6,006
2015	6,079
2016	6,154
2017	6,245
Thereafter	38,584
$68,999

The following table lists the tenants whose annualized rental income on a straight-line basis represented greater than 10% of total annualized rental income for all portfolio properties on a straight-line basis as of December 31, 2012:

Tenant	December 31, 2012
RBS Citizens, N.A.	59.5%
Dollar General Corporation	14.3%
FedEx Corporation	10.9%

The termination, delinquency or non-renewal of leases by one or more of the above tenants may have a material adverse effect on revenues. No other tenant represents more than 10% of annualized rental income on a straight-line basis as of December 31, 2012.

The following table lists the states where the Company has concentrations of properties where annualized rental income on a straight-line basis represented greater than 10% of consolidated annualized rental income on a straight-line basis as of December 31, 2012:

State	December 31, 2012
Pennsylvania	40.9%

The Company owned properties in no other state that in total represented more than 10% of the annualized rental income on a straight-line basis as of December 31, 2012.

Note 4 — Common Stock

As of December 31, 2012, the Company had 10.4 million shares of common stock outstanding, including unvested restricted shares and shares issued under the DRIP, and had received total proceeds of $255.3 million.

On September 10, 2012, the Company's board of directors authorized and the Company declared, a distribution, which is calculated based on stockholders of record each day during the applicable period at a rate of $0.00452054800 per day, based on a price of $25.00 per common share. The Company's distributions are payable by the 5th day following each month end to stockholders of record at the close of business each day during the prior month. The first distribution payment was made on November 1, 2012, relating to the

Appendix II-17

AMERICAN REALTY CAPITAL TRUST IV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 4 — Common Stock  – (continued)

period from October 13, 2012 (15 days after the date of the first property acquisition) through October 31, 2012. Distributions payments are dependent on the availability of funds. The board of directors may reduce the amount of distributions paid or suspend distribution payments at any time and therefore distributions payments are not assured.

Note 5 — Commitments and Contingencies

Litigation

In the ordinary course of business, the Company may become subject to litigation or claims. There are no material legal proceedings pending or known to be contemplated against the Company or its properties.

Environmental Matters

In connection with the ownership and operation of real estate, the Company may potentially be liable for costs and damages related to environmental matters. The Company has not been notified by any governmental authority of any non-compliance, liability or other claim, and is not aware of any other environmental condition that it believes will have a material adverse effect on the results of operations.

Note 6 — Related Party Transactions and Arrangements

As of December 31, 2012, the Special Limited Partner, an entity wholly owned by the Sponsor, owned 8,888 shares of the Company's outstanding common stock. The Advisor and its affiliates may incur and pay costs and fees on behalf of the Company.

Fees Paid in Connection with the IPO

The Dealer Manager receives fees and compensation in connection with the sale of the Company's common stock in the IPO. The Dealer Manager receives selling commissions of up to 7.0% of the gross offering proceeds before reallowance of commissions earned by participating broker-dealers. In addition, the Dealer Manager receives up to 3.0% of the gross proceeds from the sale of common stock, before reallowance to participating broker-dealers, as a dealer-manager fee. The Dealer Manager may reallow its dealer-manager fee to such participating broker-dealers, based on such factors as the volume of shares sold by respective participating broker-dealers and marketing support incurred as compared to those of other participating broker-dealers. A participating broker dealer may elect to receive a fee equal to 7.5% of the gross proceeds from the sale of shares (not including selling commissions and dealer manager fees) by such participating broker dealer, with 2.5% thereof paid at the time of such sale and 1% thereof paid on each anniversary of the closing of such sale up to and including the fifth anniversary of the closing of such sale. If this option is elected, the dealer manager fee will be reduced to 2.5% of gross proceeds (not including selling commissions and dealer manager fees). The following table details total selling commissions and dealer manager fees incurred and payable to the Dealer Manager as of December 31, 2012 and for the period from February 14, 2012 (date of inception) to December 31, 2012:

(In thousands)	Period from February 14, 2012 (date of inception) to December 31, 2012	Payable as of December 31,
Total commissions and fees from the Dealer Manager	$23,784	$455

Appendix II-18

AMERICAN REALTY CAPITAL TRUST IV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 6 — Related Party Transactions and Arrangements  – (continued)

The Advisor and its affiliates receive compensation and reimbursement for services relating to the IPO. All offering costs incurred by the Company or its affiliated entities on behalf of the Company are charged to additional paid-in capital on the accompanying consolidated balance sheet. The following table details offering cost reimbursements incurred and payable to the Advisor and Dealer Manager as of December 31, 2012 and for the period from February 14, 2012 (date of inception) to December 31, 2012:

(In thousands)	Period from February 14, 2012 (date of inception) to December 31, 2012	Payable as of December 31,
Fees and expense reimbursements from the Advisor and Dealer Manager	$10,938	$88

The Company is responsible for offering and related costs from the IPO, excluding commissions and dealer manager fees, up to a maximum of 1.5% of gross proceeds received from the IPO, measured at the end of the IPO. Offering costs in excess of the 1.5% cap as of the end of the offering are the Advisor's responsibility. As of December 31, 2012, offering and related costs exceeded 1.5% of gross proceeds received from the IPO by $9.2 million. The Advisor has elected to cap cumulative offering costs incurred by the Company, net of unpaid amounts, to 15% of gross common stock proceeds during the offering period. As of December 31, 2012, cumulative offering costs were $36.8 million. Cumulative offering costs, net of unpaid amounts, were less than the 15% threshold as of December 31, 2012.

Effective March 1, 2013, the Company will be utilizing transfer agent services provided by an affiliate of the Dealer Manager.

Fees Paid in Connection With the Operations of the Company

The Advisor receives an acquisition fee of 1.0% of the contract purchase price of each acquired property and 1.0% of the amount advanced for any loan or other investment and is reimbursed for acquisition costs incurred in the process of acquiring properties, which is expected to be approximately 0.6% of the contract purchase price. In no event will the total of all acquisition fees and acquisition expenses (including any financing coordination fees) payable with respect to a particular investment exceed 4.5% of the contract purchase price. Once the proceeds from the IPO have been fully invested, the aggregate amount of acquisition fees and financing coordination fees shall not exceed 1.5% of the contract purchase price and the amount advanced for a loan or other investment, as applicable, for all the assets acquired.

If the Company's Advisor provides services in connection with the origination or refinancing of any debt that the Company obtains and uses to acquire properties or to make other permitted investments, or that is assumed, directly or indirectly, in connection with the acquisition of properties, the Company will pay the Advisor a financing coordination fee equal to 0.75% of the amount available and/or outstanding under such financing, subject to certain limitations. No financing coordination fees were incurred during the period from February 14, 2012 (date of inception) to December 31, 2012.

The Company paid the Advisor a fee of 0.75% per annum of average invested assets to provide asset management services. Average invested assets is defined as the average of the aggregate book value of assets invested, directly or indirectly, in properties, mortgage loans and other debt financing investments and other real estate-related investments secured by real estate before reserves for depreciation or bad debts or other similar non-cash reserves. However, the asset management fee was reduced by any amounts payable to the Advisor as an oversight fee, such that the aggregate of the asset management fee and the oversight fee did not exceed 0.75% per annum of average invested assets. Such asset management fee was payable on a monthly basis, at the discretion of the Company's board, in cash, common stock or restricted stock grants, or any combination thereof. The asset management fee was reduced to the extent, if any, that the Company's funds

Appendix II-19

AMERICAN REALTY CAPITAL TRUST IV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 6 — Related Party Transactions and Arrangements  – (continued)

from operations, as adjusted, during the six months ending on the last calendar quarter immediately preceding the date the asset management fee was payable was less than the distributions declared with respect to such six month period.

Effective July 1, 2012, the payment of asset management fees in monthly installments in cash, shares or restricted stock grants, or any combination thereof to the Advisor was eliminated. Instead the Company expects to issue (subject to periodic approval by the board of directors) to the Advisor performance-based restricted partnership units of the OP designated as “Class B units,” which are intended to be profits interests and will vest, and no longer be subject to forfeiture, at such time as: (x) the value of the OP's assets plus all distributions made equals or exceeds the total amount of capital contributed by investors plus a 6.0% cumulative, pre-tax, non-compounded annual return thereon (the “economic hurdle”); (y) any one of the following occurs: (1) the termination of the advisory agreement by an affirmative vote of a majority of the Company's independent directors without cause; (2) a listing; or (3) another liquidity event; and (z) the Advisor is still providing advisory services to the Company (the “performance condition”). Such Class B units will be forfeited immediately if: (a) the advisory agreement is terminated other than by an affirmative vote of a majority of the Company's independent directors without cause; or (b) the advisory agreement is terminated by an affirmative vote of a majority of the Company's independent directors without cause before the economic hurdle has been met.

The calculation of the asset management fees has also been revised to pay a fee equal to: (i) 0.1875% of the cost of the Company's assets (or the lower of the cost of the Company's assets and the applicable quarterly NAV multiplied by 0.1875%, once the Company begins calculating the NAV); divided by (ii) the value of one share of common stock as of the last day of such calendar quarter (or NAV per share, once the Company begins calculating the NAV). When and if approved by the board of directors, the Class B units are expected to be issued to the Advisor quarterly in arrears pursuant to the terms of the OP agreement. As of December 31, 2012, the Company cannot determine the probability of achieving the performance condition. The value of issued Class B units will be determined and expensed when the Company deems the achievement of the performance condition to be probable. The Advisor will receive distributions on unvested Class B units equal to the distribution rate received on the Company's common stock. Such distributions on issued Class B units will be expensed in the consolidated statement of operations until the performance condition is considered probable to occur. In December 2012, the board of directors approved the issuance of 97 Class B units for asset management fee services performed from the date of the Company's first property acquisition to September 30, 2012. In January 2013, the board of directors approved the issuance of 6,461 Class B units in connection with this arrangement.

The following table details amounts incurred and amounts contractually due and forgiven in connection with the operations related services described above for the period from February 14, 2012 (date of inception) to December 31, 2012:

	Period from February 14, 2012 (date of inception) to December 31, 2012		Payable as of December 31, 2012
(In thousands)	Incurred	Forgiven
One-time fees and reimbursements:
Acquisition fees and related cost reimbursements	$1,518	$—	$12
Financing coordination fees	—	—	—
Other expense reimbursements	—	—	—
Ongoing fees:
Asset management fees(1)	—	—	—
Total related party operation fees and reimbursements	$1,518	$—	$12

Appendix II-20

AMERICAN REALTY CAPITAL TRUST IV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 6 — Related Party Transactions and Arrangements  – (continued)

(1)	Effective July 1, 2012, the Company expects to issue (subject to approval by the board of directors) to the Advisor restricted performance-based Class B units for asset management services, which will be forfeited immediately if certain conditions occur.

The Company will reimburse the Advisor's costs of providing administrative services, subject to the limitation that it will not reimburse the Advisor for any amount by which its operating expenses (including the asset management fee) at the end of the four preceding fiscal quarters exceeds the greater of (a) 2.0% of average invested assets, or (b) 25.0% of net income other than any additions to reserves for depreciation, bad debt or other similar non-cash reserves and excluding any gain from the sale of assets for that period. Additionally, the Company will not reimburse the Advisor for personnel costs in connection with services for which the Advisor receives acquisition fees or real estate commissions. No reimbursement was incurred from the Advisor for providing administration services during the period from February 14, 2012 (date of inception) to December 31, 2012.

In order to improve operating cash flows and the ability to pay distributions from operating cash flows, the Advisor may elect to waive certain fees, including asset management fees. Because the Advisor may waive certain fees, cash flow from operations that would have been paid to the Advisor may be available to pay distributions to stockholders. The fees that may be forgiven are not deferrals and accordingly, will not be paid to the Advisor in cash. In certain instances, to improve the Company's working capital, the Advisor may elect to absorb a portion of the Company's general and administrative costs. No such costs were absorbed by the Advisor during the period from February 14, 2012 (date of inception) to December 31, 2012.

As the Company's real estate portfolio matures, the Company expects cash flows from operations (reported in accordance with GAAP) to cover a significant portion of distributions and over time to cover the entire distribution. As the cash flows from operations become more significant, the Advisor and/or the Property Manager may discontinue their past practice of forgiving fees and may charge the full fees owed to them in accordance with the Company's agreements with such parties.

Fees Paid in Connection with the Liquidation or Listing of the Company's Real Estate Assets

The Company will pay a brokerage commission on the sale of property, not to exceed the lesser of 2.0% of the contract sale price of the property and one-half of the total brokerage commission paid if a third party broker is also involved; provided, however, that in no event may the real estate commissions paid to the Advisor, its affiliates and unaffiliated third parties exceed the lesser of 4.5% of the contract sales price and a reasonable, customary and competitive real estate commission, in light of the size, type and location of the property, in each case, payable to the Advisor if the Advisor or its affiliates, as determined by a majority of the independent directors, provided a substantial amount of services in connection with the sale. No such fees were incurred during the period from February 14, 2012 (date of inception) to December 31, 2012.

If the Company is not simultaneously listed on an exchange, the Company intends to pay a subordinated participation in the net sales proceeds of the sale of real estate assets of 15.0% of remaining net sale proceeds after return of capital contributions to investors plus payment to investors of an annual 6.0% cumulative, pre-tax, non-compounded return on the capital contributed by investors. The Company cannot assure that it will provide this 6.0% annual return but the Advisor will not be entitled to the subordinated participation in net sale proceeds unless the Company's investors have received an annual 6.0% cumulative, pre-tax, non-compounded return on their capital contributions plus the 100.0% repayment of capital committed by such investors. No such amounts were incurred during the period from February 14, 2012 (date of inception) to December 31, 2012.

The Company may pay the Advisor an annual subordinated performance fee calculated on the basis of the Company's total return to stockholders, payable annually in arrears, such that for any year in which the

Appendix II-21

AMERICAN REALTY CAPITAL TRUST IV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 6 — Related Party Transactions and Arrangements  – (continued)

Company's total return on stockholders' capital exceeds 6.0% per annum, the Advisor will be entitled to 15.0% of the excess total return but not to exceed 10.0% of the aggregate total return for such year (which will take into account distributions and realized appreciation). This fee will be payable only upon the sale of assets, distributions or other event which results in the return on stockholders' capital exceeding 6.0% per annum. No subordinated performance fees were incurred during the period from February 14, 2012 (date of inception) to December 31, 2012.

The Company may pay a subordinated incentive listing distribution of 15.0%, payable in the form of a non-interest bearing promissory note, of the amount by which the market value of all issued and outstanding shares of the Company's common stock plus distributions exceeds the aggregate capital contributed by investors plus an amount equal to an annual 6.0% cumulative, pre-tax, non-compounded annual return to investors. The Company cannot assure that it will provide this 6.0% return but the Advisor will not be entitled to the subordinated incentive listing fee unless investors have received an annual 6.0% cumulative, pre-tax non-compounded return on their capital contributions plus the 100.0% repayment of capital committed by such investors. No such fees were incurred during the period from February 14, 2012 (date of inception) to December 31, 2012. Neither the Advisor nor any of its affiliates can earn both the subordination participation in the net proceeds and the subordinated listing distribution.

Upon termination or non-renewal of the advisory agreement, the Advisor will receive distributions from the Company payable in the form of a non-interest bearing promissory note. In addition, the Advisor may elect to defer its right to receive a subordinated distribution upon termination until either a listing on a national securities exchange or other liquidity event occurs.

Note 7 — Economic Dependency

Under various agreements, the Company has engaged or will engage the Advisor and its affiliates to provide certain services that are essential to the Company, including asset management services, supervision of the management and leasing of properties owned by the Company, asset acquisition and disposition decisions, the sale of shares of the Company's common stock available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations.

As a result of these relationships, the Company is dependent upon the Advisor and its affiliates. In the event that these companies are unable to provide the Company with the respective services, the Company will be required to find alternative providers of these services.

Note 8 — Share-Based Compensation

Stock Option Plan

On August 16, 2012, the board of directors approved the termination of the Company's stock option plan. Prior to such termination, the Company had authorized and reserved 0.5 million shares of common stock for issuance under the stock option plan. Such shares of common stock are no longer reserved.

Restricted Share Plan

The Company has an employee and director incentive restricted share plan (the “RSP”), which provides for the automatic grant of 1,333 restricted shares of common stock to each of the independent directors, without any further action by the Company's board of directors or the stockholders, on the date of initial election to the board of directors and on the date of each annual stockholder's meeting. Restricted stock issued to independent directors will vest over a five-year period following the first anniversary of the date of grant in increments of 20.0% per annum. The RSP provides the Company with the ability to grant awards of restricted shares to the Company's directors, officers and employees (if the Company ever has employees), employees of the Advisor and its affiliates, employees of entities that provide services to the Company, directors of the Advisor or of entities that provide services to the Company, certain consultants to the

Appendix II-22

AMERICAN REALTY CAPITAL TRUST IV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 8 — Share-Based Compensation – (continued)

Company and the Advisor and its affiliates or to entities that provide services to the Company. The fair market value of any shares of restricted stock granted under the RSP, together with the total amount of acquisition fees, acquisition expense reimbursements, asset management fees, financing coordination fees, disposition fees and subordinated distributions by the operating partnership payable to the Advisor, shall not exceed (a) 6% of all properties' aggregate gross contract purchase price, (b) as determined annually, the greater, in the aggregate, of 2% of average invested assets and 25% of net income other than any additions to reserves for depreciation, bad debt or other similar non-cash reserves and excluding any gain from the sale of assets for that period, (c) disposition fees, if any, of up to 3% of the contract sales price of all properties that the Company sells and (d) 15% of remaining net sales proceeds after return of capital contributions plus payment to investors of an annual 6% cumulative, pre-tax, non-compounded return on the capital contributed by investors. Additionally, the total number of common shares granted under the RSP shall not exceed 5.0% of the Company's authorized common shares pursuant to the IPO and in any event will not exceed 3.0 million shares (as such number may be adjusted for stock splits, stock dividends, combinations and similar events).

Restricted share awards entitle the recipient to receive common shares from the Company under terms that provide for vesting over a specified period of time or upon attainment of pre-established performance objectives. Such awards would typically be forfeited with respect to the unvested shares upon the termination of the recipient's employment or other relationship with the Company. Restricted shares may not, in general, be sold or otherwise transferred until restrictions are removed and the shares have vested. Holders of restricted shares may receive cash distributions prior to the time that the restrictions on the restricted shares have lapsed. Any distributions payable in common shares shall be subject to the same restrictions as the underlying restricted shares. As of December 31, 2012, there were 2,667 restricted shares issued to independent directors under the RSP at a fair value, based on the per share price in the IPO, of $22.50 per share. The fair value of the shares are being expensed over the vesting period of five years. Compensation expense related to restricted stock was approximately $6,000 for the period from February 14, 2012 (date of inception) to December 31, 2012.

Other Share-Based Compensation

The Company may issue common stock in lieu of cash to pay fees earned by the Company's directors. There are no restrictions on the shares issued. There were no such shares of common stock issued in lieu of cash during the period from February 14, 2012 (date of inception) to December 31, 2012.

Note 9 — Net Loss Per Share

The following is a summary of the basic and diluted net loss per share computation for the period from February 14, 2012 (date of inception) to December 31, 2012:

Period from February 14, 2012 (date of inception) to December 31, 2012
Net loss (in thousands)	$(2,537)
Weighted-average common shares outstanding	1,526,766
Net loss per share attributable to stockholders, basic and diluted	$(1.66)

Appendix II-23

AMERICAN REALTY CAPITAL TRUST IV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 9 — Net Loss Per Share  – (continued)

The following common stock equivalents as of December 31, 2012 were excluded from diluted net loss per share computations as their effect would have been antidilutive:

Period from February 14, 2012 (date of inception) to December 31, 2012
Unvested restricted stock	2,667
OP units	88
Class B units	97
Total common share equivalents	2,852

Note 10 — Quarterly Results (Unaudited)

The Company had a $16,000 net loss during the period from February 14, 2012 (date of inception) to March 31, 2012. Presented below is a summary of the unaudited quarterly financial information for the period from April 1, 2012 to December 31, 2012.

	Quarters Ended
(In thousands, except share amounts)	June 30, 2012	September 30, 2012	December 31, 2012
Total revenues	$—	$1	$413
Net loss	(19)	(118)	(2,384)
Weighted-average shares outstanding	8,888	48,285	4,721,110
Basic and diluted net loss per share	NM	$(2.44)	$(0.50)

NM — not meaningful

Note 11 — Subsequent Events

The Company has evaluated subsequent events through the filing of this Annual Report on Form 10-K, and determined that there have not been any events that have occurred that would require adjustments to disclosures in the consolidated financial statements except for the following transactions:

Sales of Common Stock

As of February 28, 2013, the Company had 27.3 million shares of common stock outstanding, including unvested restricted shares. As of February 28, 2013, the aggregate value of all share issuances was $681.5 million based on a per share value of $25.00 (or $23.75 for shares issued under the DRIP).

Total capital including sales from common stock is as follows:

Source of Capital (in thousands)	Inception to December 31, 2012	January 1 to February 28, 2013	Total
Common stock	$255,290	$416,220	$671,510

Appendix II-24

AMERICAN REALTY CAPITAL TRUST IV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

Note 11 — Subsequent Events  – (continued)

Acquisitions

The following table presents certain information about the properties that the Company acquired from January 1, 2013 to February 28, 2013.

(Dollar amounts in thousands)	Number of Properties	Base Purchase Price(1)	Rentable Square Feet
Total portfolio – December 31, 2012	49	$76,778	360,220
Acquisitions	25	77,467	1,024,227
Total portfolio – February 28, 2013	74	$154,245	1,384,447

(1)	Contract purchase price, excluding acquisition and transaction related costs.

Purchase of Investment Securities

During February 2013, the Company purchased investment securities with an aggregate purchase price of $44.2 million.

Management Changes

During January 2013, the board of directors appointed Edward M. Weil, Jr. as a director and William G. Stanley as the lead independent director of the Company.

Appendix II-25

American Realty Capital Trust IV, Inc.

Real Estate and Accumulated Depreciation
Schedule III
December 31, 2012

(Dollar amounts in thousands)			Acquisition Date	Encumbrances at December 31, 2012	Initial Costs		Gross Amount at December 31, 2012(1)(2)	Accumulated Depreciation(3)	Weighted- Average Depreciable Life (In years)
Property	City	State			Land	Building and Improvements
Dollar General	Buchanan Dam	TX	9/28/2012	$—	$145	$820	$965	$11	31
FedEx	Independence	KS	10/30/2012	—	114	2,166	2,280	22	27
FedEx	Ottumwa	IA	10/30/2012	—	134	2,552	2,686	26	27
FedEx	Rapid City	SD	12/21/2012	—	305	2,740	3,045	—	27
CVS	New Castle	PA	10/31/2012	—	412	2,337	2,749	23	30
Dollar General II	Lacy Lakeview	TX	11/19/2012	—	90	810	900	4	31
Dollar General II	Cedar Creek	TX	11/16/2012	—	291	680	971	3	31
Dollar General II	Beeville	TX	11/16/2012	—	146	826	972	4	31
Mattress Firm	Greenville	NC	12/12/2012	—	1,085	1,085	2,170	5	31
Citizens	Orland Hills	IL	12/14/2012	—	1,253	2,327	3,580	10	32
Citizens	Milton	MA	12/14/2012	—	619	2,476	3,095	11	32
Citizens	Farmington	MI	12/14/2012	—	303	707	1,010	3	32
Citizens	Troy	MI	12/14/2012	—	312	935	1,247	4	32
Citizens	Parma Heights	OH	12/14/2012	—	426	638	1,064	3	32
Citizens	Aliquippa	PA	12/14/2012	—	138	782	920	3	32
Citizens	Butler	PA	12/14/2012	—	286	1,144	1,430	5	32
Citizens	Camp Hill	PA	12/14/2012	—	430	645	1,075	3	32
Citizens	Carnegie	PA	12/14/2012	—	73	1,396	1,469	6	32
Citizens	Ford City	PA	12/14/2012	—	89	802	891	4	32
Citizens	Greensburg	PA	12/14/2012	—	45	861	906	4	32
Citizens	Highspire	PA	12/14/2012	—	216	649	865	3	32
Citizens	Kittanning	PA	12/14/2012	—	56	1,060	1,116	5	32
Citizens	Oil City	PA	12/14/2012	—	110	623	733	3	32
Citizens	Philadelphia	PA	12/14/2012	—	266	1,065	1,331	5	32
Citizens	Pitcairn	PA	12/14/2012	—	46	867	913	4	32
Citizens	Pittsburgh	PA	12/14/2012	—	516	1,204	1,720	5	32
Citizens	Pittsburgh	PA	12/14/2012	—	206	1,852	2,058	8	32
Citizens	Pittsburgh	PA	12/14/2012	—	196	1,110	1,306	5	32
Citizens	Pittsburgh	PA	12/14/2012	—	255	1,019	1,274	5	32
Citizens	Pittsburgh	PA	12/14/2012	—	268	2,413	2,681	11	32
Citizens	Reading	PA	12/14/2012	—	267	802	1,069	4	32
Citizens	Warrendale	PA	12/14/2012	—	611	916	1,527	4	32
Citizens	Wexford	PA	12/14/2012	—	180	719	899	3	32
Citizens	Cranston	RI	12/14/2012	—	411	1,234	1,645	6	32
Citizens	East Greenwich	RI	12/14/2012	—	227	680	907	3	32
Citizens	N.Providence	RI	12/14/2012	—	223	892	1,115	4	32
Citizens	Providence	RI	12/14/2012	—	300	899	1,199	4	32
Citizens	Rumford	RI	12/14/2012	—	352	654	1,006	3	32
Family Dollar	Barryton	MI	12/18/2012	—	32	599	631	—	31
Family Dollar	Tustin	MI	12/18/2012	—	33	633	666	—	31
Dollar General III	Wakefield	MI	12/19/2012	—	88	794	882	—	31
Dollar General IV	Roodhouse	IA	12/31/2012	—	136	772	908	—	31
Dollar General IV	Center Point	IL	12/31/2012	—	207	829	1,036	—	31
Dollar General IV	Savanna	IL	12/31/2012	—	273	1,093	1,366	—	31
Dollar General IV	Adkins	MO	12/31/2012	—	139	789	928	—	31
Dollar General IV	Caulfield	TX	12/31/2012	—	157	889	1,046	—	31
Family Dollar II	Somerville	TX	12/31/2012	—	131	743	874	—	31
Family Dollar III	Pulaski	IL	12/31/2012	—	31	588	619	—	31
Mattress Firm II	Bountiful	UT	12/31/2012	—	736	1,367	2,103	—	31
Total				$—	$13,365	$54,483	$67,848	$239

Appendix II-26

(1)	Acquired intangible lease assets allocated to individual properties in the amount of $8.9 million are not reflected in the table above.
(2)	The tax basis of aggregate land, buildings and improvements as of December 31, 2012 is $78.3 million.
(3)	The accumulated depreciation column excludes $0.1 million of accumulated amortization associated with acquired intangible lease assets.

A summary of activity for real estate and accumulated depreciation for the period from February 14, 2012 (date of inception) to December 31, 2012:

(In thousands)	Period from February 14, 2012 (date of inception) to December 31, 2012
Real estate investments, at cost:
Balance at February 14, 2012	$—
Additions – acquisitions	67,848
Disposals	—
Balance at December 31, 2012	$67,848
Accumulated depreciation:
Balance at February 14, 2012	$—
Depreciation expense	239
Disposals	—
Balance at December 31, 2012	$239

Appendix II-27

AMERICAN REALTY CAPITAL TRUST IV, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	June 30, 2013	December 31, 2012
	(Unaudited)
ASSETS
Real estate investments, at cost:
Land	$249,931	$13,365
Buildings, fixtures and improvements	770,009	54,483
Acquired intangible lease assets	113,465	8,930
Total real estate investments, at cost	1,133,405	76,778
Less: accumulated depreciation and amortization	(7,905)	(305)
Total real estate investments, net	1,125,500	76,473
Cash and cash equivalents	261,490	135,702
Derivatives, at fair value	41	—
Investments in direct financing leases, net	8,892	—
Investment securities, at fair value	68,082	—
Prepaid expenses and other assets	50,262	295
Receivable for issuances of common stock	443	4,273
Deferred costs, net	15,064	—
Total assets	$1,529,774	$216,743
LIABILITIES AND EQUITY
Mortgage notes payable	$2,124	$—
Accounts payable and accrued expenses	5,494	1,516
Deferred rent and other liabilities	1,796	58
Distributions payable	9,717	1,159
Total liabilities	19,131	2,733
Preferred stock, $0.01 par value per share, 50,000,000 authorized, none issued and outstanding	—	—
Common stock, $0.01 par value per share, 300,000,000 shares authorized, 70,899,008 and 10,378,736 shares issued and outstanding at June 30, 2013 and December 31, 2012, respectively	709	104
Additional paid-in capital	1,550,697	218,404
Accumulated other comprehensive loss	(1,337)	—
Accumulated deficit	(68,175)	(4,498)
Total stockholders’ equity	1,481,894	214,010
Non-controlling interests	28,749	—
Total equity	1,510,643	214,010
Total liabilities and equity	$1,529,774	$216,743

The accompanying notes are an integral part of these statements.

Appendix II-28

AMERICAN REALTY CAPITAL TRUST IV, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In thousands, except share and per share data)
(Unaudited)

	Three Months Ended June 30, 2013	Three Months Ended June 30, 2012	Six Months Ended June 30, 2013	Period from February 14, 2012 (date of inception) to June 30, 2012
Revenues:
Rental income	$9,493	$—	$12,048	$—
Operating expense reimbursements	492	—	634	—
Total revenues	9,985	—	12,682	—
Operating expenses:
Property operating	621	—	766	—
Merger and other transaction related	1,713	—	1,713	—
Acquisition and transaction related	22,145	—	26,890	—
General and administrative	1,240	19	1,392	35
Depreciation and amortization	5,946	—	7,590	—
Total operating expenses	31,665	19	38,351	35
Operating loss	(21,680)	(19)	(25,669)	(35)
Other income (expense):
Interest expense	(186)	—	(186)	—
Income from investments	1,126	—	1,759	—
Other income	306	—	419	—
Total other income	1,246	—	1,992	—
Net loss	(20,434)	(19)	(23,677)	(35)
Net loss attributable to non-controlling interests	155	—	155	—
Net loss attributable to stockholders	$(20,279)	$(19)	$(23,522)	$(35)
Other comprehensive income (loss):
Designated derivatives, fair value adjustment	41	—	41	—
Unrealized loss on investment securities, net	(1,713)	—	(1,378)	—
Total other comprehensive loss	(1,672)	—	(1,337)	—
Comprehensive loss attributable to stockholders	$(21,951)	$(19)	$(24,859)	$(35)
Basic and diluted weighted-average shares outstanding	70,496,757	8,888	49,040,568	8,888
Basic and diluted net loss per share attributable to stockholders	$(0.29)	NM	$(0.48)	NM

NM — not meaningful

The accompanying notes are an integral part of these statements.

Appendix II-29

AMERICAN REALTY CAPITAL TRUST IV, INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the Six Months Ended June 30, 2013
(In thousands, except share data)
(Unaudited)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Equity	Non-Controlling Interests	Total Equity
	Number of Shares	Par Value
Balance, December 31, 2012	10,378,736	$104	$218,404	$—	$(4,498)	$214,010	$—	$214,010
Issuances of common stock	59,860,525	598	1,477,227	—	—	1,477,825	—	1,477,825
Common stock offering costs, commissions and dealer manager fees	—	—	(160,484)	—	—	(160,484)	—	(160,484)
Common stock issued through distribution reinvestment plan	662,024	7	15,717	—	—	15,724	—	15,724
Common stock repurchases	(7,077)	—	(176)	—	—	(176)		(176)
Share-based compensation	4,800	—	9	—	—	9	—	9
Distributions declared	—	—	—	—	(40,155)	(40,155)	—	(40,155)
Contributions from non-controlling interest holders	—	—	—	—	—	—	29,008	29,008
Distributions to non-controlling interest holders	—	—	—	—	—	—	(104)	(104)
Net loss	—	—	—	—	(23,522)	(23,522)	(155)	(23,677)
Other comprehensive loss	—	—	—	(1,337)	—	(1,337)	—	(1,337)
Balance, June 30, 2013	70,899,008	$709	$1,550,697	$(1,337)	$(68,175)	$1,481,894	$28,749	$1,510,643

The accompanying notes are an integral part of this statement.

Appendix II-30

AMERICAN REALTY CAPITAL TRUST IV, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)

	Six Months Ended June 30, 2013	Period from February 14, 2012 (date of inception) to June 30, 2012
Cash flows from operating activities:
Net loss	$(23,677)	$(35)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	5,961	—
Amortization of intangible lease assets	1,629	—
Amortization of deferred financing costs	106	—
Amortization of above-market lease assets	10	—
Share-based compensation	9	2
Changes in assets and liabilities:
Prepaid expenses and other assets	(3,546)	—
Accounts payable and accrued expenses	4,905	33
Deferred rent and other liabilities	1,738	—
Net cash used in operating activities	(12,865)	—
Cash flows from investing activities:
Investments in real estate and other assets	(1,056,627)	—
Investments in direct financing leases	(8,892)	—
Deposits for real estate acquisitions	(46,421)	—
Payments for purchase of investment securities	(69,460)	—
Net cash used in investing activities	(1,181,400)	—
Cash flows from financing activities:
Proceeds from mortgage notes payable	2,124	—
Payments of deferred financing costs	(15,170)	—
Proceeds from issuances of common stock	1,481,655	200
Payments of offering costs and fees related to stock issuances	(161,315)	(351)
Distributions paid	(15,873)	—
(Payments to) advances from affiliates, net	(376)	152
Contributions from non-controlling interests holders	29,008	—
Net cash provided by financing activities	1,320,053	1
Net change in cash and cash equivalents	125,788	1
Cash and cash equivalents, beginning of period	135,702	—
Cash and cash equivalents, end of period	$261,490	$1
Supplemental Disclosures:
Cash paid for interest	$9	$—
Cash paid for taxes	28	—
Non-Cash Financing Activities:
Common stock issued through distribution reinvestment plan	$15,724	$—

The accompanying notes are an integral part of these statements.

Appendix II-31

AMERICAN REALTY CAPITAL TRUST IV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 1 — Organization

American Realty Capital Trust IV, Inc. (the “Company”), incorporated on February 14, 2012, is a Maryland corporation that qualified as a real estate investment trust (“REIT”) for U.S. federal income tax purposes beginning with the taxable year ended December 31, 2012. On June 8, 2012, the Company commenced its initial public offering (the “IPO”) on a “reasonable best efforts” basis of up to 60.0 million shares of common stock, $0.01 par value per share, at a price of $25.00 per share, subject to certain volume and other discounts, pursuant to a registration statement on Form S-11, as amended (File No. 333-180274) (the “Registration Statement”), filed with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Registration Statement also covered up to 10.0 million shares of common stock pursuant to a distribution reinvestment plan (the “DRIP”) under which the Company’s common stockholders were able to elect to have their distributions reinvested in additional shares of the Company’s common stock.

Until the first quarter following the Company’s acquisition of at least $1.2 billion in total portfolio assets, the per share purchase price in the IPO will be up to $25.00 per share (including the maximum allowed to be charged for commissions and fees), and shares issued pursuant to the DRIP will initially be equal to $23.75 per share, which is 95.0% of the initial offering price in the IPO. Thereafter, the per share purchase price will vary quarterly and will be equal to the Company’s net asset value (“NAV”) divided by the number of shares outstanding as of the end of business on the first day of each fiscal quarter after giving effect to any share purchases or repurchases effected in the prior quarter plus applicable commissions and fees, and the per share purchase price in the DRIP will be equal to NAV per share.

As of March 26, 2013, the Company had issued the entire 60.0 million shares of common stock registered in connection with its IPO, and as permitted, reallocated the remaining 10.0 million DRIP shares of common stock, available under the Registration Statement, to the primary offering. Concurrent with such reallocation, on March 26, 2013, the Company registered an additional 10.0 million shares to be used under the DRIP pursuant to a registration statement on Form S-3, as amended (File No. 333-187552). On April 15, 2013, the Company closed its IPO following the successful achievement of its target equity raise of $1.7 billion, including proceeds from DRIP shares of common stock reallocated to the primary offering. On July 1, 2013, the board of directors voted to suspend the Company’s DRIP, in accordance with the terms of the DRIP. As of June 30, 2013, the Company had 70.9 million shares of common stock outstanding, including unvested restricted shares and shares issued pursuant to the DRIP, and had received total proceeds of $1.7 billion, including proceeds from shares issued pursuant to the DRIP. As of June 30, 2013, the aggregate value of all the common stock outstanding was $1.8 billion, based on a per share value of $25.00 (or $23.75 for shares issued pursuant to the DRIP).

The Company was formed to primarily acquire a diversified portfolio of commercial properties, comprised primarily of freestanding single-tenant properties that are net leased to investment grade and other creditworthy tenants. All such properties may be acquired and operated by the Company alone or jointly with another party. The Company may also originate or acquire first mortgage loans secured by real estate on single-tenant net leased properties. The Company purchased its first property and commenced active operations in September 2012. As of June 30, 2013, the Company owned 585 properties with an aggregate purchase price of $1.1 billion, comprised of 5.9 million rentable square feet which were 100.0% leased.

Substantially all of the Company’s business is conducted through American Realty Capital Operating Partnership IV, L.P. (the “OP”), a Delaware limited partnership. The Company is the sole general partner and holds 98.3% of the units of limited partner interests in the OP (“OP Units”). American Realty Capital Trust IV Special Limited Partner, LLC (the “Special Limited Partner”), an entity wholly owned by AR Capital, LLC (the “Sponsor”), contributed $2,000 to the OP in exchange for 88 OP Units, which represents a nominal percentage of the aggregate OP ownership, and was admitted as a limited partner of the OP. During the quarter ended June 30, 2013, the Company, the OP and unaffiliated third party investors entered into

Appendix II-32

AMERICAN REALTY CAPITAL TRUST IV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 1 — Organization  – (continued)

contribution agreements pursuant to which the OP issued, in the aggregate, 1,215,207 OP Units, or 1.7% of the aggregate equity interest in the OP, in exchange for $29.0 million of aggregate cash contributions by the unaffiliated third party investors to the OP. After holding the OP Units for a period of one year, or upon the liquidation of the OP or sale of substantially all of the assets of the OP, holders of the OP Units have the right to convert OP Units for the cash value of a corresponding number of shares of common stock or, at the option of the OP, a corresponding number of shares of the Company’s common stock, in accordance with the limited partnership agreement of the OP. The remaining rights of the limited partner interests are limited, however, and do not include the ability to replace the general partner or to approve the sale, purchase or refinancing of the OP’s assets.

The Company has no employees. American Realty Capital Advisors IV, LLC (the “Advisor”) has been retained to manage the Company’s affairs on a day-to-day basis. American Realty Capital Properties IV, LLC (the “Property Manager”) serves as the Company’s property manager. Realty Capital Securities, LLC (the “Dealer Manager”) serves as the dealer manager of the IPO. The Advisor and Property Manager are wholly owned subsidiaries of, and the Dealer Manager is under common ownership with, the Sponsor, as a result of which they are related parties and each of which has received or may receive compensation, fees and other expense reimbursements for services related to the IPO and for the investment and management of the Company’s assets. Such entities have received or may receive fees during the offering, acquisition, operational and liquidation stages.

Note 2 — Pending Merger Agreement

On July 1, 2013, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with American Realty Capital Properties, Inc., a Maryland corporation (“ARCP”), and certain subsidiaries of each company. The Merger Agreement provides for the merger of the Company with and into a subsidiary of ARCP (the “Merger”).

Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger, each outstanding share of common stock of the Company will be converted into the right to receive (i) $30.00 in cash, but in no event will the aggregate consideration paid in cash be paid on more than 25.0% of the shares of the Company’s common stock issued and outstanding as of immediately prior to the closing of the Merger or, in ARCP’s discretion, (ii) either (A) a number of shares of ARCP’s common stock equal to the Exchange Ratio (as defined below) or (B) only if the Market Price (as defined below) is less than $14.94, 2.05 shares of ARCP’s common stock and an amount in cash equal to the product obtained by multiplying the excess of the Exchange Ratio over 2.05 by the Market Price. The “Exchange Ratio” means (1) if the volume weighted-average closing sale price of a share of ARCP’s common stock over the five consecutive trading days on the NASDAQ Global Select Market ending on the trading day immediately prior to the closing date of the Merger, as reported in The Wall Street Journal (the “Market Price”), is equal to or greater than $14.94, then 2.05, and (2) if the Market Price is less than $14.94, then the quotient (rounded to the nearest one-hundredth) obtained by dividing $30.62 by the Market Price. If the aggregate elections for payment in cash exceed 25.0% of the number of shares of the Company’s common stock issued and outstanding as of immediately prior to the closing of the Merger, then the amount of cash consideration paid on cash elections will be reduced on a pro rata basis with the remaining consideration paid in ARCP’s common stock and cash, if applicable. In addition, each outstanding OP Unit of the Company will be converted into the right to receive a number of units of limited partner interests in ARC Properties Operating Partnership, L.P. (“ARCP OP Units”) equal to the Exchange Ratio. In addition, all of the unvested restricted common stock of the Company outstanding on the date of the Merger will become fully vested and will be exchanged for shares of ARCP’s common stock based on the Exchange Ratio.

Appendix II-33

AMERICAN REALTY CAPITAL TRUST IV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 2 — Pending Merger Agreement  – (continued)

In connection with the Merger, the Advisor has agreed to waive a portion of the real estate commissions otherwise payable sale of properties in an amount equal to the lesser of (i) 2.0% of the sales price of the properties and (ii) one-half of the competitive real estate commissions if a third party broker is also involved. The Advisor and the Company agreed that the Advisor will be entitled to a reduced real estate commission of $8.4 million.

The Advisor will be entitled to subordinated distributions equal to 15.0% of all distributions of net sales proceeds after return to the Company’s stockholders and the OP’s limited partners of net sales proceeds equal to their initial capital contributions plus distributions of net sales proceeds and operating income equal to a 6.0% return on their capital contributions in an amount estimated to be equal to approximately $65.2 million, assuming an implied price of the Company’s common stock of $30.47 per share in the Merger (which assumes that 75.0% of the Company’s common stock is exchanged for shares of ARCP’s common stock, based on a per share price of $30.62 (representing the floor for stock consideration) and 25.0% of the Company’s common stock is exchanged for cash). Such subordinated distributions of net sales proceeds will be payable in the form of OP Units that will automatically convert into ARCP OP Units upon consummation of the Merger and will be subject to a minimum one-year holding period before being exchangeable into ARCP’s common stock. The actual amount of consideration to be paid for subordinated distributions of net sales proceeds will be based, in part, on the market price of ARCP’s common stock on the date of the Merger and will not be known until the Merger Agreement date.

The Merger is expected to close in the third or fourth quarter of 2013. However, as of the filing of this Quarterly Report on Form 10-Q, the consummation of the Merger has not yet occurred and, although the Company believes that the completion of the Merger is probable, the closing of the Merger is subject to a vote by common stockholders of both ARCP and the Company and other customary conditions, and therefore there can be no assurance that the Merger will be consummated. Accordingly, the Company cannot assure that the Merger will be completed based on the terms of the Merger or at all.

Note 3 — Summary of Significant Accounting Policies

The accompanying consolidated financial statements of the Company included herein were prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and with the instructions to this Quarterly Report on Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. The information furnished includes all adjustments and accruals of a normal recurring nature, which, in the opinion of management, are necessary for a fair presentation of results for these interim periods. All intercompany accounts and transactions have been eliminated in consolidation. The results of operations for the three and six months ended June 30, 2013 are not necessarily indicative of the results for the entire year or any subsequent interim period.

These consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto as of December 31, 2012 and for the period from February 14, 2012 (date of inception) to December 31, 2012, which are included in the Company’s Annual Report on Form 10-K filed with the SEC on March 8, 2013. There have been no significant changes to the Company’s significant accounting policies during the six months ended June 30, 2013 other than the updates described below.

Reclassification

Certain reclassifications have been made to the prior period consolidated financial statements to conform to the current period presentation.

Appendix II-34

AMERICAN REALTY CAPITAL TRUST IV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 3 — Summary of Significant Accounting Policies  – (continued)

Investment in Direct Financing Leases

The Company has acquired certain properties that are subject to leases that qualify as direct financing leases in accordance with GAAP due to the significance of the lease payments from the inception of the leases compared to the fair value of the property. Investments in direct financing leases represent the fair value of the remaining lease payments on the leases and the estimated fair value of any expected residual property value at the end of the lease term. The fair value of the remaining lease payments is estimated using a discounted cash flow based on interest rates that would represent the Company’s incremental borrowing rate for similar types of debt. The expected residual property value at the end of the lease term is estimated using market data and assessments of the remaining useful lives of the properties at the end of the lease terms, among other factors. Income from direct financing leases is calculated using the effective interest method over the remaining term of the lease.

Contingent Rental Income

The Company owns certain properties with leases that include provisions for the tenant to pay contingent rental income based on a percent of the tenants sales upon the achievement of certain sales thresholds or other targets which may be monthly, quarterly or annual targets. As the lessor to the aforementioned leases, the Company defers the recognition of contingent rental income, until the specified target that triggered the contingent rental income is achieved, or until such sales upon which percentage rent is based are known.

Recently Issued Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board (“FASB”) issued guidance regarding disclosures about offsetting assets and liabilities, which requires entities to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The guidance is effective for fiscal years and interim periods beginning on or after January 1, 2013 with retrospective application for all comparative periods presented. The adoption of this guidance, which is related to disclosure only, did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In July 2012, the FASB issued revised guidance intended to simplify how an entity tests indefinite-lived intangible assets for impairment. The amendments will allow an entity first to assess qualitative factors to determine whether it is necessary to perform a quantitative impairment test. An entity will no longer be required to calculate the fair value of an indefinite-lived intangible asset and perform the quantitative test unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amendments are effective for annual and interim indefinite-lived intangible asset impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The adoption of this guidance did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In February 2013, the FASB issued guidance which requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. The guidance is effective for annual and interim periods beginning after December 15, 2012 with early adoption permitted. The adoption of this guidance, which is related to disclosure only, did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In February 2013, the FASB issued guidance clarifying the accounting and disclosure requirements for obligations resulting from joint and several liability arrangements for which the total amount under the arrangement is fixed at the reporting date. The new guidance is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2013. The Company does not expect the adoption of this guidance to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

Appendix II-35

AMERICAN REALTY CAPITAL TRUST IV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 4 — Real Estate Investments

The following table presents the allocation of assets acquired and liabilities assumed during the six months ended June 30, 2013. There were no assets acquired or liabilities assumed during the period from February 14, 2012 (date of inception) to June 30, 2012:

(Dollar amounts in thousands)	Six Months Ended June 30, 2013(1)
Real estate investments, at cost:
Land	$236,566
Buildings, fixtures and improvements	715,526
Total tangible assets	952,092
Acquired intangibles:
In-place leases	104,535
Cash paid for acquired real estate investments, at cost	$1,056,627
Number of properties purchased	530

(1)	Excludes six properties comprised of $8.9 million of net investments subject to direct financings leases acquired from certain affiliates of GE Capital Corp. on June 27, 2013.

Land, buildings, fixtures and improvements, in-place lease intangibles and investments in direct financing leases include $707.1 million, comprised of $152.6 million, $479.5 million, $66.1 million and $8.9 million, respectively, provisionally assigned to each class of asset, pending receipt of the final appraisals and other information being prepared by a third-party specialist.

The following table reflects the number and related purchase prices of properties acquired during the period from February 14, 2012 (date of inception) to December 31, 2012 and for six months ended June 30, 2013:

Portfolio	Number of Properties	Base Purchase Price(1)
		(In thousands)
Period from February 14, 2012 (date of inception) to December 31, 2012	49	$76,778
Six months ended June 30, 2013(2)	536	1,065,285
Total portfolio as of June 30, 2013(2)	585	$1,142,063

(1)	Contract purchase price, excluding acquisition related costs.
(2)	Includes six properties comprised of $8.9 million of net investments subject to direct financings leases acquired from certain affiliates of GE Capital Corp. on June 27, 2013.

Appendix II-36

AMERICAN REALTY CAPITAL TRUST IV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 4 — Real Estate Investments  – (continued)

The following table presents unaudited pro forma information as if the acquisitions during the six months ended June 30, 2013 had been consummated on February 14, 2012 (date of inception). Additionally, the unaudited pro forma net income (loss) was adjusted to reclassify acquisition and transaction related expense of $26.9 million from the six months ended June 30, 2013 to the period from February 14, 2012 (date of inception) to June 30, 2012:

(In thousands)	Six Months Ended June 30, 2013	Period from February 14, 2012 (date of inception) to June 30, 2012
Pro forma revenues	$41,387	$31,561
Pro forma net income (loss) attributable to stockholders	$21,315	$(9,604)

The following table presents future minimum base rent payments on a cash basis due to the Company over the next five years and thereafter for the properties the Company owned as of June 30, 2013. These amounts exclude contingent rent payments, as applicable, that may be collected from certain tenants based on provisions related to sales thresholds and increases in annual rent based on exceeding certain economic indexes among other items.

(In thousands)	Future Minimum Base Rent Payments(1)
July 1, 2013 to December 31, 2013	$37,973
2014	75,499
2015	75,047
2016	74,843
2017	73,300
Thereafter	627,298
$963,960

(1)	Six properties are subject to direct financing leases and therefore in accordance with GAAP, revenue is recognized as direct financing lease income on the discounted cash flows of the lease payments. The above amounts include the cash rent on these six properties.

The following table lists the tenants whose annualized rental income on a straight-line basis represented at least 10.0% of total annualized rental income for all portfolio properties on a straight-line basis as of June 30, 2013. The Company did not own any properties as of June 30, 2012.

Tenant	June 30, 2013
SunTrust Banks, Inc.	10.0%

The termination, delinquency or non-renewal of leases by the above tenant may have a material adverse effect on revenues. No other tenant represents at least 10.0% of annualized rental income on a straight-line basis as of June 30, 2013 and 2012.

Appendix II-37

AMERICAN REALTY CAPITAL TRUST IV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 4 — Real Estate Investments  – (continued)

The following table lists the states where the Company has concentrations of properties where annualized rental income on a straight-line basis represented at least 10.0% of consolidated annualized rental income on a straight-line basis as of June 30, 2013. The Company did not own any properties as of June 30, 2012.

State	June 30, 2013
Florida	18.6%
Texas	10.0%

The Company did not own properties in any other state that in total represented at least 10.0% of annualized rental income on a straight-line basis as of June 30, 2013 and 2012.

Note 5 — Senior Secured Credit Facility

On June 18, 2013, the Company, through the OP, entered into a credit agreement (the “Credit Agreement”) with Regions Bank, JPMorgan Chase Bank, N.A., Bank of America, N.A., Wells Fargo Bank, National Association and RBS Citizens, N.A (collectively, the “Lenders”) relating to a $750.0 million senior secured credit facility (the “Credit Facility”). Regions Bank acts as the administrative agent (the “Administrative Agent”) and J.P. Morgan Securities LLC acts as joint lead arranger for the Credit Facility.

The Credit Facility contains a $300.0 million term loan facility and a $450.0 million revolving credit facility. The Credit Facility contains an “accordion” feature to allow the Company, under certain circumstances, to increase the aggregate commitments under the Credit Facility up to $1.5 billion. Initially, loans under the Credit Facility will be priced at their applicable rate plus 1.60% – 2.20%, based on the Company’s current leverage. To the extent that the Company receives an investment grade credit rating as determined by a major credit rating agency, at the Company’s election, revolving loans under the Credit Facility will be priced at their applicable rate plus 0.90% – 1.75% and term loans will be priced at their applicable rate plus 1.15% – 2.00%, based upon the Company’s then-current investment grade credit rating.

The Credit Facility provides for monthly interest payments. If an event of default under the Credit Facility occurs and is continuing, the Administrative Agent, at the request of or with the consent of lenders holding at least a majority of the loans and commitments under the Credit Facility, has the right to terminate the commitments under the Credit Facility and to accelerate the payment of any unpaid principal amount of all outstanding loans, all interest accrued thereon and all other amounts owing or payable under the Credit Facility. The Company guarantees the obligations under the Credit Facility. The revolving credit facility will terminate on June 18, 2017, unless extended, and the term loan facility will terminate on June 18, 2018. The Company may prepay its borrowings under the Credit Facility and, to the extent that commitments are unused under the Credit Facility, the borrower will incur an unused fee. The Company is required to be in compliance with a property-related borrowing base as a condition to the borrowing of revolving loans and issuance of letters of credit under the Credit Facility.

Bank of America, N.A. is an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”), the advisor engaged by the Company in May 2013 to provide strategic advisory services to the Company in connection with the Company’s evaluation of its strategic alternatives and acted as the Company’s financial advisor in connection with the Merger. Merrill Lynch will receive an advisory fee in connection with providing such services to the Company.

As of June 30, 2013, the Company had no outstanding borrowings under the Credit Facility. The Company incurred $0.1 million in unused borrowing fees during the three and six months ended June 30, 2013.

As of June 30, 2013, the Company was in compliance with the debt covenants under the Credit Agreement.

Appendix II-38

AMERICAN REALTY CAPITAL TRUST IV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 6 — Mortgage Notes Payable

On April 12, 2013, the Company entered into two mortgage notes payable with Bank of Texas comprised of a $0.5 million mortgage note that encumbers one Dollar General property and a $1.6 million mortgage note that encumbers one CVS property. Each mortgage note has a five-year term with an effective interest rate of 3.44%, which is fixed through the use of an interest rate hedging instrument. Each mortgage note requires monthly payments of interest with the principal due at maturity in April 2018.

As of June 30, 2013, the Company was in compliance with the debt covenants under the mortgage loan agreements.

Note 7 — Investment Securities

As of June 30, 2013, the Company has investments in redeemable preferred stock, senior notes and common stock, with an aggregate fair value of $68.1 million. These investments are considered available-for-sale securities and therefore increases or decreases in the fair value of these investments are recorded in accumulated other comprehensive loss as a component of equity on the consolidated balance sheet unless the securities are considered to be permanently impaired at which time the losses would be reclassified to expense.

The following table details the unrealized gains and losses on investment securities as of June 30, 2013. The Company did not have any such investments as of December 31, 2012:

	June 30, 2013
(In thousands)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Investment securities	$69,460	$613	$(1,991)	$68,082

Unrealized losses as of June 30, 2013 were considered temporary and therefore no impairment was recorded during the three and six months ended June 30, 2013.

The Company’s preferred stock investments are redeemable at the respective issuer’s option after five years from issuance. The senior notes have a weighted-average maturity of 29.3 years and a weighted-average interest rate of 5.6% as of June 30, 2013.

Note 8 — Fair Value of Financial Instruments

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. This alternative approach also reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. The guidance defines three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

Level 3 — Unobservable inputs that reflect the entity’s own assumptions about the assumptions that market participants would use in the pricing of the asset or liability and are consequently not based on market activity, but rather through particular valuation techniques.

Appendix II-39

AMERICAN REALTY CAPITAL TRUST IV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 8 — Fair Value of Financial Instruments  – (continued)

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company evaluates its hierarchy disclosures each quarter and depending on various factors, it is possible that an asset or liability may be classified differently from quarter to quarter. However, the Company expects that changes in classifications between levels will be rare.

Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with those derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by the Company and its counterparties. However, as of June 30, 2013, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation of the Company’s derivatives. As a result, the Company has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

The valuation of derivative instruments is determined using a discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, as well as observable market-based inputs, including interest rate curves and implied volatilities. In addition, credit valuation adjustments, are incorporated into the fair values to account for the Company’s potential nonperformance risk and the performance risk of the counterparties.

The Company has investments in common stock, redeemable preferred stock and senior notes that are traded in active markets and therefore, due to the availability of quoted market prices in active markets, classified these investments as Level 1 in the fair value hierarchy.

The following table presents information about the Company’s assets and liabilities (including derivatives that are presented net) measured at fair value on a recurring basis as of June 30, 2013, aggregated by the level in the fair value hierarchy within which those instruments fall. There were no assets or liabilities measured at fair value on a recurring basis as of December 31, 2012:

(In thousands)	Quoted Prices in Active Markets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
Investment securities	$68,082	$—	$—	$68,082
Interest rate swaps	$—	$41	$—	$41

A review of the fair value hierarchy classification is conducted on a quarterly basis. Changes in the type of inputs may result in a reclassification for certain assets. There were no transfers between Level 1 and Level 2 of the fair value hierarchy during the six months ended June 30, 2013.
Appendix II-40

AMERICAN REALTY CAPITAL TRUST IV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 8 — Fair Value of Financial Instruments  – (continued)

The Company is required to disclose the fair value of financial instruments for which it is practicable to estimate that value. The fair value of short-term financial instruments such as cash and cash equivalents, restricted cash, other receivables, accounts payable and distributions payable approximates their carrying value on the consolidated balance sheets due to their short-term nature. The fair values of the Company’s remaining financial instruments that are not reported at fair value on the consolidated balance sheet as of June 30, 2013 are reported below. The Company did not have any financial instruments that require such fair value disclosure as of December 31, 2012:

(In thousands)	Level	Carrying Amount at June 30, 2013	Fair Value at June 30, 2013
Mortgage notes payable	3	$2,124	$2,061

Note 9 — Derivatives and Hedging Activities

Risk Management Objective of Using Derivatives

The Company may use derivative financial instruments, including interest rate swaps, caps, options, floors and other interest rate derivative contracts, to hedge all or a portion of the interest rate risk associated with its borrowings. The principal objective of such arrangements is to minimize the risks and/or costs associated with the Company’s operating and financial structure as well as to hedge specific anticipated transactions. The Company does not intend to utilize derivatives for speculative or other purposes other than interest rate risk management. The use of derivative financial instruments carries certain risks, including the risk that the counterparties to these contractual arrangements are not able to perform under the agreements. To mitigate this risk, the Company only enters into derivative financial instruments with counterparties with high credit ratings and with major financial institutions with which the Company and its affiliates may also have other financial relationships. The Company does not anticipate that any of the counterparties will fail to meet their obligations.

Cash Flow Hedges of Interest Rate Risk

The Company’s objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company primarily uses interest rate swaps and collars as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. Interest rate collars designated as cash flow hedges involve the receipt of variable-rate amounts if interest rates rise above the cap strike rate on the contract and payments of variable-rate amounts if interest rates fall below the floor strike rate on the contract.

The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in accumulated other comprehensive income and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. During 2013, such derivatives were used to hedge the variable cash flows associated with variable-rate debt. The ineffective portion of the change in fair value of the derivatives is recognized directly in earnings.

Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest expense as interest payments are made on the Company’s variable-rate debt. During the next 12 months, the Company estimates that an additional $15,000 will be reclassified from other comprehensive income as an increase to interest expense.

Appendix II-41

AMERICAN REALTY CAPITAL TRUST IV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 9 — Derivatives and Hedging Activities  – (continued)

As of June 30, 2013, the Company had the following outstanding interest rate derivatives that were designated as cash flow hedges of interest rate risk. There were no derivative instruments as of December 31, 2012:

Interest Rate Derivative	Number of Instruments	Notional Amount
		(In thousands)
Interest Rate Swaps	2	$2,124

The table below presents the fair value of the Company’s derivative financial instruments as well as their classification on the consolidated balance sheet as of June 30, 2013. There were no derivative instruments as of December 31, 2012:

(In thousands)	Balance Sheet Location	June 30, 2013
Derivatives designated as hedging instruments:
Interest Rate Swaps	Derivatives, at fair value	$41

The table below details the location in the consolidated financial statements of the gain or loss recognized on interest rate derivatives designated as cash flow hedges for the three and six months ended June 30, 2013. The Company had no active derivatives during the three months ended June 30, 2012 or the period from February 14, 2012 (date of inception) to June 30, 2012:

(In thousands)	Three Months Ended June 30, 2013	Six Months Ended June 30, 2013
Amount of gain (loss) recognized in accumulated other comprehensive loss from interest rate derivatives (effective portion)	$37	$37
Amount of gain (loss) reclassified from accumulated other comprehensive loss into income as interest expense (effective portion)	$(4)	$(4)

Offsetting Derivatives

The table below presents a gross presentation, the effects of offsetting, and a net presentation of the Company’s derivatives as of June 30, 2013. There were no derivative instruments as of December 31, 2012. The net amounts of derivative assets or liabilities can be reconciled to the tabular disclosure of fair value. The tabular disclosure of fair value provides the location that derivative assets and liabilities are presented on the accompanying balance sheets.

	Gross Amounts of Recognized Assets (Liabilities)	Gross Amounts Offset on the Balance Sheet	Net Amounts of Assets (Liabilities) presented on the Balance Sheet	Gross Amounts Not Offset on the Balance Sheet		Net Amount
(In thousands)				Financial Instruments	Cash Collateral Received (Posted)
June 30, 2013	$41	$—	$41	$—	$—	$41

Appendix II-42

AMERICAN REALTY CAPITAL TRUST IV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 9 — Derivatives and Hedging Activities  – (continued)

Credit-risk-related Contingent Features

The Company has agreements with each of its derivative counterparties that contain a provision where if the Company either defaults or is capable of being declared in default on any of its indebtedness, then the Company could also be declared in default on its derivative obligations.

As of June 30, 2013, the Company had no active derivatives in a liability position and has not posted any collateral related to these agreements or was in breach of any agreement provisions.

Note 10 — Common Stock

As of June 30, 2013, the Company had 70.9 million shares of common stock outstanding, including unvested restricted shares and shares issued pursuant to the DRIP, and had received total proceeds of $1.7 billion, including proceeds from shares issued pursuant to the DRIP.

On September 10, 2012, the Company’s board of directors authorized and the Company declared, a distribution, which is calculated based on stockholders of record each day during the applicable period at a rate of $0.004520548 per day, based on a price of $25.00 per share of common stock. The Company’s distributions are payable by the 5th day following each month end to stockholders of record at the close of business each day during the prior month. The first distribution payment was made on November 1, 2012, relating to the period from October 13, 2012 (15 days after the date of the first property acquisition) through October 31, 2012. Distributions payments are dependent on the availability of funds. The board of directors may reduce the amount of distributions paid or suspend distribution payments at any time and therefore distributions payments are not assured.

The following table summarizes the number of shares repurchased under the Company’s Share Repurchase Program cumulatively through June 30, 2013:

	Number of Requests	Number of Shares	Average Price per Share
Cumulative repurchases as of December 31, 2012	2	3,160	$25.00
Six months ended June 30, 2013(1)	5	7,077	$24.97
Cumulative repurchase requests as of June 30, 2013	7	10,237	$25.00

(1)	Includes five unfulfilled repurchase requests for 7,077 shares at a weighted-average repurchase price per share of $24.97, which were approved for repurchase as of June 30, 2013 and were completed in the third quarter of 2013. This liability is included in accounts payable and accrued expenses on the Company’s consolidated balance sheets.

Appendix II-43

AMERICAN REALTY CAPITAL TRUST IV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 11 — Commitments and Contingencies

Contractual Lease Obligations

The following table reflects the minimum base rental cash payments due from the Company over the next five years and thereafter for ground lease arrangements:

(In thousands)	Future Minimum Base Rent Payments
July 1, 2013 to December 31, 2013	$104
2014	206
2015	202
2016	190
2017	191
Thereafter	1,872
$2,765

Litigation

In the ordinary course of business, the Company may become subject to litigation or claims. There are no material legal proceedings pending or known to be contemplated against the Company or its properties.

Environmental Matters

In connection with the ownership and operation of real estate, the Company may potentially be liable for costs and damages related to environmental matters. The Company has not been notified by any governmental authority of any non-compliance, liability or other claim, and is not aware of any other environmental condition that it believes will have a material adverse effect on the results of operations.

Note 12 — Related Party Transactions and Arrangements

As of June 30, 2013 and December 31, 2012, the Special Limited Partner, an entity wholly owned by the Sponsor, owned 8,888 shares of the Company’s outstanding common stock. As of June 30, 2013 and December 31, 2012, the Sponsor owned 88 OP Units.

Appendix II-44

AMERICAN REALTY CAPITAL TRUST IV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 12 — Related Party Transactions and Arrangements  – (continued)

Fees Paid in Connection with the IPO

The Dealer Manager received fees and compensation in connection with the sale of the Company’s common stock in the IPO. The Dealer Manager received selling commissions of up to 7.0% of the gross offering proceeds before reallowance of commissions earned by participating broker-dealers. In addition, the Dealer Manager received up to 3.0% of the gross proceeds from the sale of common stock, before reallowance to participating broker-dealers, as a dealer-manager fee. The Dealer Manager may reallow its dealer-manager fee to such participating broker-dealers, based on such factors as the volume of shares sold by respective participating broker-dealers and marketing support incurred as compared to those of other participating broker-dealers. The following table details total selling commissions and dealer manager fees incurred during the three and six months ended June 30, 2013 and payable to the Dealer Manager as of June 30, 2013 and December 31, 2012. There were no selling commissions or dealer manager fees incurred during the three months ended June 30, 2012 and the period from February 14, 2012 (date of inception) to June 30, 2012:

	Three Months Ended June 30, 2013	Six Months Ended June 30, 2013	Payable as of
(In thousands)			June 30, 2013	December 31, 2012
Total commissions and fees from the Dealer Manager	$7,345	$147,306	$75	$455

The Advisor and its affiliates received compensation and reimbursement for services relating to the IPO. Effective March 1, 2013, the Company utilized transfer agent services provided by an affiliate of the Dealer Manager. All offering costs incurred by the Company, or its affiliated entities, on behalf of the Company were charged to additional paid-in capital on the accompanying consolidated balance sheets during the IPO. The following table details offering costs and reimbursements incurred during the three and six months ended June 30, 2013 and payable to the Advisor and Dealer Manager as of June 30, 2013 and December 31, 2012. There were no offering costs or reimbursements incurred from the Advisor or Dealer Manager during the three months ended June 30, 2012 and the period from February 14, 2012 (date of inception) to June 30, 2012:

	Three Months Ended June 30, 2013	Six Months Ended June 30, 2013	Payable as of
(In thousands)			June 30, 2013	December 31, 2012
Fees and expense reimbursements from the Advisor and Dealer Manager	$247	$11,596	$—	$88

The Company was responsible for offering and related costs from the IPO, excluding selling commissions and dealer manager fees, up to a maximum of 1.5% of gross proceeds received from the IPO, measured at the end of the IPO. Offering costs in excess of the 1.5% cap as of the end of the IPO were to be the Advisor’s responsibility. As of the end of the IPO, offering and related costs, excluding selling commissions and dealer manager fees, were less than the 1.5% of gross proceeds received from the IPO. In aggregate, offering costs including selling commissions and dealer manager fees are the Company’s responsibility up to a maximum of 11.5% of the gross proceeds received from the IPO as determined at the end of the IPO. As of the end of the IPO in April 2013, offering costs were less than 11.5% of the gross proceeds received in the IPO.

Fees Paid in Connection With the Operations of the Company

The Advisor receives an acquisition fee of 1.0% of the contract purchase price of each acquired property and 1.0% of the amount advanced for any loan or other investment and is reimbursed for acquisition costs incurred in the process of acquiring properties, which is expected to be approximately 0.6% of the contract

Appendix II-45

AMERICAN REALTY CAPITAL TRUST IV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 12 — Related Party Transactions and Arrangements  – (continued)

purchase price. In no event will the total of all acquisition fees and acquisition expenses (including any financing coordination fees) payable with respect to a particular investment exceed 4.5% of the contract purchase price or 4.5% of the amount advanced for a loan or other investment. Once the proceeds from the IPO have been fully invested, the aggregate amount of acquisition fees and financing coordination fees shall not exceed 1.5% of the contract purchase price and the amount advanced for a loan or other investment, as applicable, for all the assets acquired.

If the Company’s Advisor provides services in connection with the origination or refinancing of any debt that the Company obtains and uses to acquire properties or to make other permitted investments, or that is assumed, directly or indirectly, in connection with the acquisition of properties, the Company will pay the Advisor a financing coordination fee equal to 0.75% of the amount available and/or outstanding under such financing, subject to certain limitations. This financing coordination fee is capitalized to deferred costs, net on the consolidated balance sheets.

In connection with the asset management services provided by the Advisor, the Company issues and expects to issue (subject to periodic approval by the board of directors) to the Advisor performance-based restricted partnership units of the OP designated as “Class B Units,” which are intended to be profits interests and will vest, and no longer be subject to forfeiture, at such time as: (x) the value of the OP’s assets plus all distributions made equals or exceeds the total amount of capital contributed by investors plus a 6.0% cumulative, pre-tax, non-compounded annual return thereon (the “economic hurdle”); (y) any one of the following occurs: (1) the termination of the advisory agreement by an affirmative vote of a majority of the Company’s independent directors without cause; (2) a listing; or (3) another liquidity event; and (z) the Advisor is still providing advisory services to the Company (the “performance condition”). Such Class B Units will be forfeited immediately if: (a) the advisory agreement is terminated other than by an affirmative vote of a majority of the Company’s independent directors without cause; or (b) the advisory agreement is terminated by an affirmative vote of a majority of the Company’s independent directors without cause before the economic hurdle has been met.

The calculation of the asset management fees has also been revised to pay a fee equal to: (i) 0.1875% of the cost of the Company’s assets (or the lower of the cost of the Company’s assets and the applicable quarterly NAV multiplied by 0.1875%, once the Company begins calculating the NAV); divided by (ii) the value of one share of common stock as of the last day of such calendar quarter (or NAV per share, once the Company begins calculating the NAV). When and if approved by the board of directors, the Class B Units are expected to be issued to the Advisor quarterly in arrears pursuant to the terms of the OP agreement. As of June 30, 2013, the Company cannot determine the probability of achieving the performance condition. The value of issued Class B Units will be determined and expensed when the Company deems the achievement of the performance condition to be probable. The Advisor will receive distributions on unvested Class B Units equal to the distribution rate received on the Company’s common stock. Such distributions on issued Class B Units are included in general and administrative expense in the consolidated statements of operations and comprehensive loss until the performance condition is considered probable to occur. During the three and six months ended June 30, 2013, the board of directors approved the issuance of 18,989 and 25,450 Class B Units, respectively, to the Advisor in connection with this arrangement. In July 2013, the board of directors approved the issuance of 96,222 Class B Units in connection with this arrangement for asset management services performed during the three months ended June 30, 2013.

Effective March 1, 2013, the Company entered into an agreement with the Dealer Manager to provide strategic advisory services and investment banking services required in the ordinary course of the Company’s business, such as performing financial analysis, evaluating publicly traded comparable companies and assisting in developing a portfolio composition strategy, a capitalization structure to optimize future liquidity options and structuring operations. Strategic advisory fees were amortized over the term of the IPO and included in

Appendix II-46

AMERICAN REALTY CAPITAL TRUST IV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 12 — Related Party Transactions and Arrangements  – (continued)

acquisition and transaction related expense on the consolidated statements of operations and comprehensive loss. The Dealer Manager and its affiliates also provide transfer agent services, as well as transaction management and other professional services. Those fees are included in general and administrative expenses on the consolidated statement of operations and comprehensive loss during the period the service was provided.

The following table details amounts incurred and forgiven during the three and six months ended June 30, 2013 and amounts contractually due as of June 30, 2013 and December 31, 2012 in connection with the operations related services described above. No such fees were incurred or forgiven during the three months ended June 30, 2012 and the period from February 14, 2012 (date of inception) to June 30, 2012:

	Three Months Ended June 30, 2013		Six Months Ended June 30, 2013		Payable as of
(In thousands)	Incurred	Forgiven(1)	Incurred	Forgiven	June 30, 2013	December 31, 2012
One-time fees and reimbursements:
Acquisition fees and related cost reimbursements(1)	$11,005	$—	$13,747	$—	$50	$12
Financing coordination fees	5,656	—	5,656	—	—	—
Other expense reimbursements	—	—	—	—	—	—
Ongoing fees:
Asset management fees(2)	—	—	—	—	—	—
Property management and leasing fees	—	—	—	—	—	—
Transfer agent and other professional fees	458	—	458	—	414	—
Strategic advisory fees	—	—	920	—	—	—
Distributions on Class B Units	7	—	9	—	—	—
Total related party operation fees and reimbursements	$17,126	$—	$20,790	$—	$464	$12

(1)	In May 2013, the Advisor elected to reimburse the Company $0.6 million for acquisition costs incurred.
(2)	In connection with the asset management services provided by the Advisor, the Company issues and expects to issue (subject to approval by the board of directors) to the Advisor restricted performance-based Class B Units for asset management services, which will be forfeited immediately if certain conditions occur.

The Company will reimburse the Advisor’s costs of providing administrative services, subject to the limitation that it will not reimburse the Advisor for any amount by which its operating expenses (including the asset management fee) at the end of the four preceding fiscal quarters exceeds the greater of (a) 2.0% of average invested assets, or (b) 25.0% of net income other than any additions to reserves for depreciation, bad debt or other similar non-cash reserves and excluding any gain from the sale of assets for that period. Additionally, the Company will not reimburse the Advisor for personnel costs in connection with services for which the Advisor receives acquisition fees or real estate commissions. No reimbursement was incurred from the Advisor for providing administration services during the three and six months ended June 30, 2013 or during the three months ended June 30, 2012 and the period from February 14, 2012 (date of inception) to June 30, 2012.

Appendix II-47

AMERICAN REALTY CAPITAL TRUST IV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 12 — Related Party Transactions and Arrangements  – (continued)

In order to improve operating cash flows and the ability to pay distributions from operating cash flows, the Advisor may elect to waive certain fees, including asset management fees. Because the Advisor may waive certain fees, cash flow from operations that would have been paid to the Advisor may be available to pay distributions to stockholders. The fees that may be forgiven are not deferrals and accordingly, will not be paid to the Advisor. In certain instances, to improve the Company’s working capital, the Advisor may elect to absorb a portion of the Company’s general and administrative costs. The Advisor absorbed $0.2 million of general and administrative costs during the six months ended June 30, 2013. No such costs were absorbed by the Advisor during the three months ended June 30, 2013 and 2012 and the period from February 14, 2012 (date of inception) to June 30, 2012. General and administrative expense is presented net of costs absorbed by the Advisor on the accompanying consolidated statements of operations and comprehensive loss. The Company did not have a receivable due from the Advisor on the accompanying consolidated balance sheets related to the absorbed general and administrative costs as of June 30, 2013 and December 31, 2012.

As the Company’s real estate portfolio matures, the Company expects cash flows from operations (reported in accordance with GAAP) to cover a significant portion of distributions and over time to cover the entire distribution. As the cash flows from operations become more significant, the Advisor and/or the Property Manager may discontinue their past practice of forgiving fees and may charge the full fees owed to them in accordance with the Company’s agreements with such parties.

Fees Paid in Connection with the Pending Merger

The Company entered into an agreement with an affiliate, RCS Capital, the investment banking and capital markets division of the Dealer Manager, to provide strategic and financial advisory services to assist the Company with its alternatives for a potential liquidity event. The Company has agreed to pay a fee equal to 0.25% of the transaction value upon the consummation of the transaction. No such fees were incurred during the three and six months ended June 30, 2013 or during the three months ended June 30, 2012 and the period from February 14, 2012 (date of inception) to June 30, 2012.

The Company entered into an agreement with affiliates, ARC Advisory Services, LLC and RCS Advisory Services, LLC, to provide legal support services up to the date that the Company entered into the Merger Agreement. The Company agreed to pay $0.5 million pursuant to this agreement. As of June 30, 2013, the Company has incurred an aggregate of $0.5 million of expenses pursuant to this agreement, which includes amounts for services provided as of that date, and is included in accounts payable and accrued expenses on the accompanying consolidated balance sheet.

The Company entered into an agreement with affiliates Realty Capital Securities, LLC, RCS Advisory Services, LLC, and American National Stock Transfer, LLC, to provide advisory and information agent services in connection with the proposed merger and the related proxy solicitation seeking approval of such merger by the Company’s stockholders. Services commenced during the third quarter of 2013. The Company has agreed to pay $0.7 million pursuant to this agreement. No such fees were incurred during the three and six months ended June 30, 2013 or during the three months ended June 30, 2012 and the period from February 14, 2012 (date of inception) to June 30, 2012.

The Company entered into an agreement with affiliates, ARC Advisory Services, LLC and RCS Advisory Services, LLC, to provide support services including legal, accounting, marketing, human resources and information technology, among other services, until the earlier of the potential merger closing date or one year from the effective date of the agreement of July 1, 2013. The Company has agreed to pay $2.0 million pursuant to this agreement. No such fees were incurred during the three and six months ended June 30, 2013 or during the three months ended June 30, 2012 and the period from February 14, 2012 (date of inception) to June 30, 2012.

Appendix II-48

AMERICAN REALTY CAPITAL TRUST IV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 12 — Related Party Transactions and Arrangements  – (continued)

Fees Paid in Connection with the Liquidation or Listing of the Company’s Real Estate Assets

The Company will pay a brokerage commission on the sale of property, not to exceed the lesser of 2.0% of the contract sale price of the property and one-half of the total brokerage commission paid, if a third party broker is also involved; provided, however, that in no event may the real estate commissions paid to the Advisor, its affiliates and unaffiliated third parties exceed the lesser of 4.5% of the contract sales price and a reasonable, customary and competitive real estate commission, in light of the size, type and location of the property, in each case, payable to the Advisor if the Advisor or its affiliates, as determined by a majority of the independent directors, provided a substantial amount of services in connection with the sale. No such fees were incurred during the three and six months ended June 30, 2013 or during the three months ended June 30, 2012 and the period from February 14, 2012 (date of inception) to June 30, 2012.

If the Company is not simultaneously listed on an exchange, the Company intends to pay a subordinated participation in the net sales proceeds of the sale of real estate assets of 15.0% of remaining net sale proceeds after return of capital contributions to investors plus payment to investors of an annual 6.0% cumulative, pre-tax, non-compounded return on the capital contributed by investors. The Company cannot assure that it will provide this 6.0% annual return but the Advisor will not be entitled to the subordinated participation in net sale proceeds unless the Company’s investors have received an annual 6.0% cumulative, pre-tax, non-compounded return on their capital contributions plus the 100.0% repayment of capital committed by such investors. No such fees were incurred during the three and six months ended June 30, 2013 or during the three months ended June 30, 2012 and the period from February 14, 2012 (date of inception) to June 30, 2012.

The Company may pay the Advisor an annual subordinated performance fee calculated on the basis of the Company’s total return to stockholders, payable annually in arrears, such that for any year in which the Company’s total return on stockholders’ capital exceeds 6.0% per annum, the Advisor will be entitled to 15.0% of the excess total return but not to exceed 10.0% of the aggregate total return for such year (which will take into account distributions and realized appreciation). This fee will be payable only upon the sale of assets, distributions or other event which results in the return on stockholders’ capital exceeding 6.0% per annum. No subordinated performance fees were incurred during the three and six months ended June 30, 2013 or during the three months ended June 30, 2012 and the period from February 14, 2012 (date of inception) to June 30, 2012.

The Company may pay a subordinated incentive listing distribution of 15.0%, payable in the form of a non-interest bearing promissory note, of the amount by which the market value of all issued and outstanding shares of the Company’s common stock plus distributions exceeds the aggregate capital contributed by investors plus an amount equal to an annual 6.0% cumulative, pre-tax, non-compounded annual return to investors. The Company cannot assure that it will provide this 6.0% return but the Advisor will not be entitled to the subordinated incentive listing fee unless investors have received an annual 6.0% cumulative, pre-tax non-compounded return on their capital contributions plus the 100.0% repayment of capital committed by such investors. No such fees were incurred during the three and six months ended June 30, 2013 or during the three months ended June 30, 2012 and the period from February 14, 2012 (date of inception) to June 30, 2012. Neither the Advisor nor any of its affiliates can earn both the subordination participation in the net proceeds and the subordinated listing distribution.

Upon termination or non-renewal of the advisory agreement, the Advisor will receive distributions from the Company payable in the form of a non-interest bearing promissory note. In addition, the Advisor may elect to defer its right to receive a subordinated distribution upon termination until either a listing on a national securities exchange or other liquidity event occurs.

Appendix II-49

AMERICAN REALTY CAPITAL TRUST IV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 13 — Economic Dependency

Under various agreements, the Company has engaged or will engage the Advisor and its affiliates to provide certain services that are essential to the Company, including asset management services, supervision of the management and leasing of properties owned by the Company, asset acquisition and disposition decisions, the sale of shares of the Company’s common stock available for issue, as well as other administrative responsibilities for the Company including accounting services, transaction management services and investor relations.

As a result of these relationships, the Company is dependent upon the Advisor and its affiliates. In the event that these companies are unable to provide the Company with the respective services, the Company will be required to find alternative providers of these services.

Note 14 — Share-Based Compensation

Stock Option Plan

On August 16, 2012, the board of directors approved the termination of the Company’s stock option plan. Prior to such termination, the Company had authorized and reserved 0.5 million shares of common stock for issuance under the stock option plan. Such shares are no longer reserved.

Restricted Share Plan

The Company has an employee and director incentive restricted share plan (the “RSP”), which provides for the automatic grant of 1,333 restricted shares of common stock to each of the independent directors, without any further action by the Company’s board of directors or the stockholders, on the date of initial election to the board of directors and on the date of each annual stockholders’ meeting. Restricted stock issued to independent directors will vest over a five-year period following the date of grant in increments of 20.0% per annum. The RSP provides the Company with the ability to grant awards of restricted shares to the Company’s directors, officers and employees (if the Company ever has employees), employees of the Advisor and its affiliates, employees of entities that provide services to the Company, directors of the Advisor or of entities that provide services to the Company, certain consultants to the Company and the Advisor and its affiliates or to entities that provide services to the Company. The fair market value of any shares of restricted stock granted under the RSP, together with the total amount of acquisition fees, acquisition expense reimbursements, asset management fees, financing coordination fees, disposition fees and subordinated distributions by the operating partnership payable to the Advisor, shall not exceed (a) 6.0% of all properties’ aggregate gross contract purchase price, (b) as determined annually, the greater, in the aggregate, of 2.0% of average invested assets and 25.0% of net income other than any additions to reserves for depreciation, bad debt or other similar non-cash reserves and excluding any gain from the sale of assets for that period, (c) disposition fees, if any, of up to 3.0% of the contract sales price of all properties that the Company sells and (d) 15.0% of remaining net sales proceeds after return of capital contributions plus payment to investors of an annual 6.0% cumulative, pre-tax, non-compounded return on the capital contributed by investors. Additionally, the total number of shares of common stock granted under the RSP shall not exceed 5.0% of the Company’s authorized shares of common stock pursuant to the IPO and in any event will not exceed 3.0 million shares (as such number may be adjusted for stock splits, stock dividends, combinations and similar events).

Restricted share awards entitle the recipient to receive shares of common stock from the Company under terms that provide for vesting over a specified period of time or upon attainment of pre-established performance objectives. Such awards would typically be forfeited with respect to the unvested shares upon the termination of the recipient’s employment or other relationship with the Company. Restricted shares may not, in general, be sold or otherwise transferred until restrictions are removed and the shares have vested. Holders of restricted shares may receive cash distributions prior to the time that the restrictions on the restricted shares

Appendix II-50

AMERICAN REALTY CAPITAL TRUST IV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 14 — Share-Based Compensation  – (continued)

have lapsed. Any distributions payable in shares of common stock shall be subject to the same restrictions as the underlying restricted shares. The following table reflects restricted share award activity for the six months ended June 30, 2013:

	Number of Shares of Restricted Stock	Weighted-Average Issue Price
Unvested, December 31, 2012	2,667	$22.50
Granted	5,333	22.50
Vested	(533)	22.50
Unvested, June 30, 2013	7,467	$22.50

The fair value of the shares is expensed over the vesting period of five years. Compensation expense related to restricted stock was approximately $4,000 and $9,000 for the three and six months ended June 30, 2013, respectively. Compensation expense related to restricted stock was approximately $2,000 during the three months ended June 30, 2012 and the period from February 14, 2012 (date of inception) to June 30, 2012.

Other Share-Based Compensation

The Company may issue common stock in lieu of cash to pay fees earned by the Company’s directors. There are no restrictions on the shares issued. There were no such shares of common stock issued in lieu of cash during the three and six months ended June 30, 2013 or during the three months ended June 30, 2012 and the period from February 14, 2012 (date of inception) to June 30, 2012.

Note 15 — Net Loss Per Share

The following is a summary of the basic and diluted net loss per share computation for the three and six months ended June 30, 2013, the three months ended June 30, 2012 and the period from February 14, 2012 (date of inception) to June 30, 2012:

	Three Months Ended June 30, 2013	Three Months Ended June 30, 2012	Six Months Ended June 30, 2013	Period from February 14, 2012 (date of inception) to June 30, 2012
Net loss attributable to stockholders (in thousands)	$(20,279)	$(19)	$(23,522)	$(35)
Basic and diluted weighted-average shares outstanding	70,496,757	8,888	49,040,568	8,888
Basic and diluted net loss per share attributable to stockholders	$(0.29)	NM	$(0.48)	NM

NM — not meaningful

Appendix II-51

AMERICAN REALTY CAPITAL TRUST IV, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)

Note 15 — Net Loss Per Share  – (continued)

The following common stock equivalents as of June 30, 2013 and 2012 were excluded from diluted net loss per share computations as their effect would have been antidilutive:

	June 30, 2013	June 30, 2012
Unvested restricted stock	7,467	—
OP Units	1,215,295	88
Class B Units	25,547	—
Total common stock equivalents	1,248,309	88

Note 16 — Subsequent Events

The Company has evaluated subsequent events through the filing of this Quarterly Report on Form 10-Q, and determined that there have not been any events that have occurred that would require adjustments to, or disclosures in, the consolidated financial statements, except for the following disclosures:

Merger Agreement

On July 1, 2013, the Company entered into the Merger Agreement with ARCP and certain subsidiaries of each company. The Merger Agreement provides for the merger of the Company with and into a subsidiary of ARCP. See Note 2 — Pending Merger Agreement for details.

Acquisitions

The following table presents certain information about the properties that the Company acquired from July 1, 2013 to August 13, 2013:

(Dollar amounts in thousands)	Number of Properties	Base Purchase Price(1)	Rentable Square Feet
Portfolio as of June 30, 2013	585	$1,142,063	5,943,355
Acquisitions	575	906,423	2,509,788
Portfolio as of August 12, 2013	1,160	$2,048,486	8,453,143

(1)	Contract purchase price, excluding acquisition related costs.

Financing Arrangements

During July 2013, the Company drew $625.0 million on the Credit Facility.

Investment Securities

During the third quarter of 2013, the Company sold all its investments in redeemable preferred stock, senior notes and common stock for a total of $67.2 million.

Appendix II-52

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the accompanying consolidated financial statements of American Realty Capital Trust IV, Inc. and the notes thereto. As used herein, the terms “Company,” “we,” “our” and “us” refer to American Realty Capital Trust IV, Inc., a Maryland corporation, including, as required by context, American Realty Capital Operating Partnership IV, L.P., a Delaware limited partnership, which we refer to as the “OP,” and its subsidiaries. The Company is externally managed by American Realty Capital Advisors IV, LLC (our “Advisor”), a Delaware limited liability company.

Forward-Looking Statements

Certain statements included in this Quarterly Report on Form 10-Q are forward-looking statements. Those statements include statements regarding the intent, belief or current expectations of the Company and members of our management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Actual results may differ materially from those contemplated by such forward-looking statements. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required by law.

The following are some of the risks and uncertainties, although not all risks and uncertainties, that could cause our actual results to differ materially from those presented in our forward-looking statements:

•	We have a limited operating history and our Advisor has limited experience operating a public company. This inexperience makes our future performance difficult to predict.
•	All of our executive officers are also officers, managers and/or holders of a direct or indirect controlling interest in our Advisor, our dealer manager, Realty Capital Securities, LLC (the “Dealer Manager”) and other American Realty Capital affiliated entities. As a result, our executive officers, our Advisor and its affiliates face conflicts of interest, including significant conflicts created by our Advisor’s compensation arrangements with us and other investment programs advised by American Realty Capital affiliates and conflicts in allocating time among these investment programs and us. These conflicts could result in unanticipated actions.
•	Because investment opportunities that are suitable for us may also be suitable for other American Realty Capital advised investment programs, our Advisor and its affiliates face conflicts of interest relating to the purchase of properties and other investments and such conflicts may not be resolved in our favor, meaning that we could invest in less attractive assets, which could reduce the investment return to our stockholders.
•	Beginning with the first quarter following our acquisition of at least $1.2 billion in total portfolio assets, the purchase price and repurchase price for our shares will be based on our net asset value (“NAV”) rather than a public trading market. Our published NAV may not accurately reflect the value of our assets. No public market currently exists, or may ever exist, for shares of our common stock and our shares are, and may continue to be, illiquid.
•	If we and our Advisor are unable to find suitable investments, then we may not be able to achieve our investment objectives or pay distributions.
•	Our initial public offering of common stock (the “IPO”), which commenced on June 8, 2012 and closed on April 15, 2013, was a blind pool offering and investors may not have had the opportunity to evaluate our investments before making a purchase of our common stock, thus making an investment in our common stock more speculative.
•	We may be unable to pay or maintain cash distributions or increase distributions over time.
•	We are obligated to pay substantial fees to our Advisor and its affiliates.
•	We depend on tenants for our revenue and, accordingly, our revenue is dependent upon the success and economic viability of our tenants.

Appendix II-53

•	Increases in interest rates could increase the amount of our debt payments and limit our ability to pay distributions to our stockholders.
•	Our organizational documents permit us to pay distributions from unlimited amounts of any source. Until substantially all the proceeds from our IPO are invested, we may use proceeds from our IPO and financings to fund distributions until we have sufficient cash flow. There are no established limits on the amounts of net proceeds and borrowings that we may use to fund such distribution payments.
•	Any of these distributions may reduce the amount of capital we ultimately invest in properties and other permitted investments and negatively impact the value of your investment.
•	We may not generate cash flows sufficient to pay our distributions to stockholders, as such we may be forced to borrow at higher rates or depend on our Advisor to waive reimbursement of certain expenses and fees to fund our operations.
•	We are subject to risks associated with the significant dislocations and liquidity disruptions that have recently occurred in the credit markets of the United States of America.
•	We may fail to continue to qualify to be treated as a real estate investment trust (“REIT”) for U.S. federal income tax purposes, which would result in higher taxes, may adversely affect operations and would reduce our NAV and cash available for distributions.
•	We may be deemed to be an investment company under the Investment Company Act of 1940, as amended, and thus subject to regulation under the Investment Company Act of 1940, as amended.

Overview

We were incorporated on February 14, 2012, as a Maryland corporation that qualified as a REIT for U.S. federal income tax purposes beginning with the taxable year ended December 31, 2012. On June 8, 2012, we commenced our IPO on a “reasonable best efforts” basis of up to 60.0 million shares of common stock, $0.01 par value per share, at a price of $25.00 per share, subject to certain volume and other discounts, pursuant to a registration statement on Form S-11 (File No. 333-180274) (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Registration Statement also covered up to 10.0 million shares of common stock pursuant to a distribution reinvestment plan (the “DRIP”) under which common stockholders may elect to have their distributions reinvested in additional shares of common stock.

Until the first quarter following our acquisition of at least $1.2 billion in total portfolio assets, the per share purchase price in the IPO will be up to $25.00 per share (including the maximum allowed to be charged for commissions and fees), and shares issued under the DRIP will initially be equal to $23.75 per share, which is 95.0% of the initial offering price in the IPO. Thereafter, the per share purchase price will vary quarterly and will be equal to our NAV divided by the number of shares outstanding as of the end of business on the first day of each fiscal quarter after giving effect to any share purchases or repurchases effected in the prior quarter plus applicable commissions and fees, and the per share purchase price in the DRIP will be equal to NAV per share.

As of March 26, 2013, we had issued the entire 60.0 million shares of common stock registered in connection with our IPO, and as permitted, reallocated the remaining 10.0 million DRIP shares of common stock, available under the Registration Statement, to the primary offering. Concurrent with such reallocation, on March 26, 2013, we registered an additional 10.0 million shares to be used under the DRIP pursuant to a registration statement on Form S-3, as amended (File No. 333-187552). On April 15, 2013, we closed our IPO following the successful achievement of our target equity raise of $1.7 billion, including proceeds from DRIP shares of common stock reallocated to the primary offering. As of June 30, 2013, we had 70.9 million shares of common stock outstanding, including unvested restricted shares and shares issued pursuant to the DRIP, and had received total proceeds of $1.7 billion, including proceeds from shares issued pursuant to the DRIP. As of June 30, 2013, the aggregate value of all common stock outstanding was $1.8 billion, based on a per share value of $25.00 (or $23.75 for shares issued pursuant the DRIP).

Appendix II-54

We were formed to primarily acquire a diversified portfolio of commercial properties, comprised primarily of freestanding single-tenant properties that are net leased to investment grade and other creditworthy tenants. All such properties may be acquired and operated by us alone or jointly with another party. We may also originate or acquire first mortgage loans secured by real estate on single-tenant net leased properties. We purchased our first property and commenced active operations in September 2012. As of June 30, 2013, we owned 585 properties with an aggregate purchase price of $1.1 billion, comprised of 5.9 million rentable square feet which were 100.0% leased.

Substantially all of our business is conducted through the OP. We have no employees. We have retained our Advisor to manage our affairs on a day-to-day basis. American Realty Capital Properties IV, LLC (the “Property Manager”) serves as our property manager. The Dealer Manager served as the dealer manager of the IPO. The Advisor and Property Manager are wholly owned subsidiaries of, and the Dealer Manager is under common ownership with, our sponsor, AR Capital, LLC (the “Sponsor”), as a result of which they are related parties and each of which has received or may receive compensation, fees and other expense reimbursements for services related to the IPO and the investment and management of our assets. Such entities have received or may receive fees during the offering, acquisition, operational and liquidation stages.

GE Capital Portfolio Acquisition

On June 2, 2013, we entered into a purchase and sale agreement to acquire a real estate portfolio from certain affiliates of GE Capital Corp. (the “GE Capital Portfolio”). On June 27, 2013, we acquired a portion of the GE Capital Portfolio representing 377 properties with an aggregate purchase price of $528.2 million, exclusive of closing costs. The 377 properties, comprised of 1.4 million rentable square feet, contain 371 properties subject to property operating leases, which are accounted for on the straight-line basis of accounting, and six properties subject to direct financing leases, accounted for as a receivable at a discount to the remaining lease payments, with income recorded utilizing the effective interest method. In addition, we have recorded the fair value of the expected residual value of the properties for properties under direct financing leases, which will be periodically reevaluated. On July 31, 2013, we acquired an additional 536 GE Capital Portfolio properties with an aggregate purchase price of $821.7 million, exclusive of closing costs. The 536 properties, comprised of 1.8 million rentable square feet, contain 530 properties subject to property operating leases and six properties subject to direct financing leases. The acquisition of the remaining properties in the GE Capital Portfolio are expected to close during the third quarter of 2013.

Pending Merger Agreement

On July 1, 2013, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with American Realty Capital Properties, Inc., a Maryland corporation (“ARCP”), and certain subsidiaries of each company. The Merger Agreement provides for the merger of our Company with and into a subsidiary of ARCP (the “Merger”).

Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger, each outstanding share of our common stock will be converted into the right to receive (i) $30.00 in cash, but in no event will the aggregate consideration paid in cash be paid on more than 25% of the shares of our common stock issued and outstanding as of immediately prior to the closing of the Merger or, in ARCP’s discretion, (ii) either (A) a number of shares of ARCP’s common stock equal to the Exchange Ratio (as defined below) or (B) only if the Market Price (as defined below) is less than $14.94, 2.05 shares of ARCP’s common stock and an amount in cash equal to the product obtained by multiplying the excess of the Exchange Ratio over 2.05 by the Market Price. The “Exchange Ratio” means (1) if the volume weighted-average closing sale price of a share of ARCP’s common stock over the five consecutive trading days on the NASDAQ Global Select Market ending on the trading day immediately prior to the closing date of the Merger, as reported in The Wall Street Journal (the “Market Price”), is equal to or greater than $14.94, then 2.05, and (2) if the Market Price is less than $14.94, then the quotient (rounded to the nearest one-hundredth) obtained by dividing $30.62 by the Market Price. If the aggregate elections for payment in cash exceed 25% of the number of shares of our common stock issued and outstanding as of immediately prior to the closing of the Merger, then the amount of cash consideration paid on cash elections will be reduced on a pro rata basis with the remaining consideration paid in ARCP’s common stock and cash, if applicable. In addition, each of our outstanding OP Units will be converted into the right to receive a number of units of limited partner

Appendix II-55

interests in ARC Properties Operating Partnership, L.P. (“ARCP OP Units”) equal to the Exchange Ratio. In addition, all of our unvested restricted common stock outstanding on the date of the Merger will become fully vested and will be exchanged for shares of ARCP’s common stock based on the Exchange Ratio.

In connection with the Merger, our Advisor has agreed to waive a portion of the real estate commissions otherwise payable upon the sale of properties in an amount equal to the lesser of (i) 2.0% of the sales price of the properties and (ii) one-half of the competitive real estate commissions if a third party broker is also involved. Our Advisor and us agreed that our Advisor will be entitled to a reduced real estate commission of $8.4 million.

Our Advisor will be entitled to subordinated distributions equal to 15.0% of all distributions of net sales proceeds after return our stockholders and the OP’s limited partners of net sales proceeds equal to their initial capital contributions plus distributions of net sales proceeds and operating income equal to a 6.0% return on their capital contributions in an amount estimated to be equal to approximately $65.2 million, assuming an implied price of our common stock of $30.47 per share in the Merger (which assumes that 75% of our common stock is exchanged for shares of ARCP’s common stock, based on a per share price of $30.62 (representing the floor for stock consideration) and 25% of our common stock is exchanged for cash). Such subordinated distributions of net sales proceeds will be payable in the form of OP Units that will automatically convert into ARCP OP Units upon consummation of the Merger and will be subject to a minimum one-year holding period before being exchangeable into ARCP’s common stock. The actual amount of consideration to be paid for subordinated distributions of net sales proceeds will be based, in part, on the market price of ARCP’s common stock on the date of the Merger and will not be known until the Merger Agreement date.

The Merger is expected to close in the third or fourth quarter of 2013. However, as of the filing of this Quarterly Report on Form 10-Q, the consummation of the Merger has not yet occurred and, although we believe that the completion of the Merger is probable, the closing of the Merger is subject to a vote by common stockholders of both ARCP and the Company and other customary conditions, and therefore there can be no assurance that the Merger will be consummated. Accordingly, we cannot assure that the Merger will be completed based on the terms of the Merger or at all.

Significant Accounting Estimates and Critical Accounting Policies

Set forth below is a summary of the significant accounting estimates and critical accounting policies that management believes are important to the preparation of our consolidated financial statements. Certain of our accounting estimates are particularly important for an understanding of our financial position and results of operations and require the application of significant judgment by our management. As a result, these estimates are subject to a degree of uncertainty. These significant accounting estimates and critical accounting policies include:

Offering and Related Costs

Offering and related costs include all expenses incurred in connection with our IPO. Offering costs (other than selling commissions and the dealer manager fees) include costs that may be paid by the Advisor, the Dealer Manager or their affiliates on our behalf. These costs include but are not limited to (i) legal, accounting, printing, mailing, and filing fees; (ii) escrow service related fees; (iii) reimbursement of the Dealer Manager for amounts it may pay to reimburse the bona fide diligence expenses of broker-dealers; and (iv) reimbursement to the Advisor for a portion of the costs of its employees and other costs in connection with preparing supplemental sales materials and related offering activities. We are obligated to reimburse the Advisor or its affiliates, as applicable, for organization and offering costs paid by them on our behalf, provided that the Advisor is obligated to reimburse us to the extent organization and offering costs (excluding selling commissions and dealer manager fees) incurred by us in our offering exceed 1.5% of gross offering proceeds in the IPO. As a result, these costs are only our liability to the extent aggregate selling commissions, the dealer manager fee and other organization and offering costs do not exceed 11.5% of the gross proceeds determined at the end of our IPO. As of the end of the IPO in April 2013, offering costs were less than 11.5% of the gross proceeds received in the IPO.

Appendix II-56

Revenue Recognition

Our revenues, which are derived primarily from rental income, include rents that each tenant pays in accordance with the terms of each lease reported on a straight-line basis over the initial term of the lease. Since many of our leases provide for rental increases at specified intervals, straight-line basis accounting requires us to record a receivable, and include in revenues, unbilled rent receivables that we will only receive if the tenant makes all rent payments required through the expiration of the initial term of the lease. We defer the revenue related to lease payments received from tenants in advance of their due dates.

We continually review receivables related to rent and unbilled rent receivables and determine collectability by taking into consideration the tenant’s payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located. In the event that the collectability of a receivable is in doubt, we record an increase in our allowance for uncollectible accounts or record a direct write-off of the receivable in our consolidated statements of operations.

Investments in Real Estate

Investments in real estate are recorded at cost. Improvements and replacements are capitalized when they extend the useful life of the asset. Costs of repairs and maintenance are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of up to 40 years for buildings, 15 years for land improvements, five years for fixtures and improvements and the shorter of the useful life or the remaining lease term for tenant improvements and leasehold interests.

We are required to make subjective assessments as to the useful lives of our properties for purposes of determining the amount of depreciation to record on an annual basis with respect to our investments in real estate. These assessments have a direct impact on our net income because if we were to shorten the expected useful lives of our investments in real estate, we would depreciate these investments over fewer years, resulting in more depreciation expense and lower net income on an annual basis. We are required to present the operations related to properties that have been sold or properties that are intended to be sold as discontinued operations in the statement of operations at fair value for all periods presented. Properties that are intended to be sold are to be designated as “held for sale” on the balance sheet.

Long-lived assets are carried at cost and evaluated for impairment when events or changes in circumstances indicate such an evaluation is warranted or when they are designated as held for sale. Valuation of real estate is considered a “critical accounting estimate” because the evaluation of impairment and the determination of fair values involve a number of management assumptions relating to future economic events that could materially affect the determination of the ultimate value, and therefore, the carrying amounts of our real estate. Additionally, decisions regarding when a property should be classified as held for sale are also highly subjective and require significant management judgment.

Events or changes in circumstances that could cause an evaluation for impairment include the following:

•	a significant decrease in the market price of a long-lived asset;
•	a significant adverse change in the extent or manner in which a long-lived asset is being used or in its physical condition;
•	a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset, including an adverse action or assessment by a regulator;
•	an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset; and
•	a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset.

We review our portfolio on an ongoing basis to evaluate the existence of any of the aforementioned events or changes in circumstances that would require us to test for recoverability. In general, our review of recoverability is based on an estimate of the future undiscounted cash flows, excluding interest charges,

Appendix II-57

expected to result from the property’s use and eventual disposition. These estimates consider factors such as expected future operating income, market and other applicable trends and residual value expected, as well as the effects of leasing demand, competition and other factors. If impairment exists due to the inability to recover the carrying value of a property, an impairment loss is recorded to the extent that the carrying value exceeds the estimated fair value of the property. We are required to make subjective assessments as to whether there are impairments in the values of our investments in real estate. These assessments have a direct impact on our net income because recording an impairment loss results in an immediate negative adjustment to net income.

Purchase Price Allocation

We allocate the purchase price of acquired properties to tangible and identifiable intangible assets acquired based on their respective fair values. Tangible assets include land, land improvements, buildings, fixtures and tenant improvements on an as-if vacant basis. We utilize various estimates, processes and information to determine the as-if vacant property value. Estimates of value are made using customary methods, including data from appraisals, comparable sales, discounted cash flow analysis and other methods. Amounts allocated to land, land improvements, buildings and fixtures are based on cost segregation studies performed by independent third-parties or on our analysis of comparable properties in our portfolio. Identifiable intangible assets and liabilities, as applicable, include amounts allocated to acquire leases for above- and below-market lease rates, the value of in-place leases, and the value of customer relationships, as applicable.

The aggregate value of intangible assets and liabilities, as applicable, related to in-place leases is primarily the difference between the property valued with existing in-place leases adjusted to market rental rates and the property valued as if vacant. Factors considered by us in our analysis of the in-place lease intangibles include an estimate of carrying costs during the expected lease-up period for each property, taking into account current market conditions and costs to execute similar leases. In estimating carrying costs, we include real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up period, which typically ranges from six to 12 months. We also estimate costs to execute similar leases including leasing commissions, legal and other related expenses.

Above-market and below-market in-place lease values for owned properties are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between the contractual amounts to be paid pursuant to the in-place leases and management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The capitalized above-market lease intangibles are amortized as a decrease to rental income over the remaining term of the lease. The capitalized below-market lease values are amortized as an increase to rental income over the remaining term and any fixed rate renewal periods provided within the respective leases. In determining the amortization period for below-market lease intangibles, we initially will consider, and periodically evaluate on a quarterly basis, the likelihood that a lessee will execute the renewal option. The likelihood that a lessee will execute the renewal option is determined by taking into consideration the tenant’s payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located.

The aggregate value of intangible assets related to customer relationships is measured based on our evaluation of the specific characteristics of each tenant’s lease and our overall relationship with the tenant. Characteristics considered by us in determining these values include the nature and extent of our existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant’s credit quality and expectations of lease renewals, among other factors.

The value of in-place leases is amortized to expense over the initial term of the respective leases, which is approximately less than one year to 28 years. The value of customer relationship intangibles is amortized to expense over the initial term and any renewal periods in the respective leases, but in no event does the amortization period for intangible assets exceed the remaining depreciable life of the building. If a tenant terminates its lease, the unamortized portion of the in-place lease value and customer relationship intangibles is charged to expense.

Appendix II-58

In making estimates of fair values for purposes of allocating purchase price, we utilize a number of sources, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective property and other market data. We also consider information obtained about each property as a result of our pre-acquisition due diligence, as well as subsequent marketing and leasing activities, in estimating the fair value of the tangible and intangible assets acquired and intangible liabilities assumed.

Derivative Instruments

We may use derivative financial instruments to hedge all or a portion of the interest rate risk associated with our borrowings. The principal objective of such agreements is to minimize the risks and/or costs associated with our operating and financial structure as well as to hedge specific anticipated transactions.

We record all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether we have elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Derivatives may also be designated as hedges of the foreign currency exposure of a net investment in a foreign operation. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that is attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. We may enter into derivative contracts that are intended to economically hedge certain risk, even though hedge accounting does not apply or we elect not to apply hedge accounting.

Recently Issued Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board (“FASB”) issued guidance regarding disclosures about offsetting assets and liabilities, which requires entities to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The guidance is effective for fiscal years and interim periods beginning on or after January 1, 2013 with retrospective application for all comparative periods presented. The adoption of this guidance, which is related to disclosure only, did not have a material impact on our consolidated financial position, results of operations or cash flows.

In July 2012, the FASB issued revised guidance intended to simplify how an entity tests indefinite-lived intangible assets for impairment. The amendments will allow an entity first to assess qualitative factors to determine whether it is necessary to perform a quantitative impairment test. An entity will no longer be required to calculate the fair value of an indefinite-lived intangible asset and perform the quantitative test unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amendments are effective for annual and interim indefinite-lived intangible asset impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The adoption of this guidance did not have a material impact on our consolidated financial position, results of operations or cash flows.

In February 2013, the FASB issued guidance which requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. The guidance is effective for annual and interim periods beginning after December 15, 2012 with early adoption permitted. The adoption of this guidance, which is related to disclosure only, did not have a material impact on our consolidated financial position, results of operations or cash flows.

In February 2013, the FASB issued guidance clarifying the accounting and disclosure requirements for obligations resulting from joint and several liability arrangements for which the total amount under the arrangement is fixed at the reporting date. The new guidance is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2013. We do not expect the adoption of this guidance to have a material impact on our consolidated financial position, results of operations or cash flows.

Appendix II-59

Properties

As of June 30, 2013, we owned 585 properties with an aggregate purchase price of $1.1 billion, comprised of 5.9 million rentable square feet which were 100.0% leased. We acquire and operate commercial properties. All such properties may be acquired and operated by us alone or jointly with another party. We owned the following properties as of June 30, 2013:

Portfolio	Acquisition Date	Number of Properties	Square Feet	Remaining Lease Term(1)	Base Purchase Price(2)
					(In thousands)
Dollar General I	Sep. 2012	1	9,026	14.3	$1,125
FedEx I	Oct. & Dec. 2012	3	73,828	9.0	8,887
CVS I	Oct. 2012	1	10,125	11.6	3,125
Dollar General II	Nov. 2012	3	27,226	14.4	3,324
Mattress Firm I	Dec. 2012	1	4,500	11.4	2,667
Citizens Bank I	Dec. 2012	29	140,502	9.7	44,804
Family Dollar I	Dec. 2012	2	16,000	9.3	1,538
Dollar General III	Dec. 2012	1	9,100	14.4	1,047
Dollar General IV	Dec. 2012	5	48,536	14.2	6,153
Family Dollar II	Dec. 2012	1	8,000	9.0	1,013
Family Dollar III	Dec. 2012	1	8,320	9.8	737
Mattress Firm II	Dec. 2012	1	5,057	10.8	2,358
2012 Acquisitions		49	360,220	10.4	$76,778
Dollar General V	Jan. 2013	2	18,429	14.4	2,221
Citizens Bank I	Jan., Feb. & Apr. 2013	3	19,477	9.2	5,453
Rubbermaid I	Jan. 2013	1	811,200	9.5	34,882
Mattress Firm III	Feb. 2013	1	4,500	11.5	1,800
Mattress Firm IV	Feb. 2013	1	14,954	11.6	2,644
Dollar General VI	Feb. 2013	6	54,416	14.7	6,829
Dollar General VII	Feb., Mar., Apr. & May 2013	8	72,668	14.8	9,491
Stripes G&C I	Feb. 2013	4	25,708	16.5	12,000
Dollar General VIII	Feb. 2013	6	54,628	14.3	6,998
Tractor Supply I	Feb. 2013	1	21,680	11.0	5,500
Dollar General IX	Mar. 2013	1	20,707	14.7	3,008
Dollar General X	Mar. 2013	1	9,026	14.7	1,383
Mattress Firm V	Mar. 2013	1	4,000	11.8	1,877
FedEx I	Mar. 2013	1	27,392	9.2	3,365
Sun Trust Bank	Mar., Apr. & May 2013	58	312,535	4.5	109,626
Family Dollar IV	Mar. 2013	1	8,000	9.8	957
Dollar General XI	Mar. 2013	1	12,406	13.7	1,665
DaVita I	Mar. 2013	2	11,110	10.8	2,199
Mattress Firm VI	Mar. & May 2013	2	9,792	11.0	4,690
Mattress Firm VII	Mar. & Apr. 2013	2	10,000	11.9	4,475
FedEx II	Apr. 2013	1	35,590	9.8	2,355
Krystal I	Apr. & Jun 2013	13	28,708	16.2	15,168
CVS II	Apr. 2013	1	8,625	12.6	1,300
Advance Auto I	Apr. 2013	1	6,895	14.8	1,631
Winn Dixie	Apr. 2013	1	1,214,572	19.9	99,768
Mattress Firm VIII	Apr. 2013	1	4,200	11.3	1,815
Family Dollar V	Apr. 2013	1	8,000	9.8	1,064

Appendix II-60

Portfolio	Acquisition Date	Number of Properties	Square Feet	Remaining Lease Term(1)	Base Purchase Price(2)
					(In thousands)
Family Dollar VI	Apr. May & Jun. 2013	4	41,160	10.0	3,419
Mattress Firm IX	May 2013	1	6,500	14.6	1,700
Rolls-Royce Corporation	May 2013	1	404,763	9.5	79,142
Monroe Muffler I	May 2013	1	7,830	12.2	1,602
Mattress Firm X	May 2013	1	4,940	11.9	1,825
CVS III	May 2013	1	10,800	17.6	3,104
Talbot’s	May 2013	1	555,695	19.9	36,743
DaVita II	May & Jun. 2013	3	19,543	15.0	4,593
Arby’s I	May 2013	1	3,431	11.5	1,077
Dollar General XII	May 2013	5	45,352	14.3	5,484
CVS IV	May 2013	1	10,880	10.6	4,550
BSFS I	May 2013	1	7,609	10.5	2,902
Dollar General XIII	May & Jun. 2013	1	9,100	12.8	1,226
Lowe’s I	Jun. 2013	1	138,134	12.6	12,406
Mattress Firm XI	Jun. 2013	1	5,041	11.8	2,226
Dollar General XIV	Jun. 2013	2	18,237	14.9	2,096
GE Capital Portfolio I	Jun. 2013	377	1,362,791	10.7	528,174
Fresenius I	Jun. 2013	10	97,203	10.8	25,552
Kum & Go I	Jun. 2013	1	4,908	20.0	3,300
2013 Acquisitions		536	5,583,135	11.8	$1,065,285
Portfolio as of June 30, 2013		585	5,943,355	11.7	$1,142,063

(1)	Remaining lease term as of June 30, 2013, in years. If the portfolio has multiple locations with varying lease expirations, remaining lease term is calculated on a weighted-average basis. Total remaining lease term is an average of the remaining lease term of the total portfolio.
(2)	Contract purchase price, excluding acquisition related costs.

Results of Operations

We were incorporated on February 14, 2012 and commenced active operations on September 28, 2012 with the purchase of our first property. As of June 30, 2013, we owned 585 properties with an aggregate purchase price of $1.1 billion, comprised of 5.9 million rentable square feet which were 100.0% leased. As of June 30, 2012, we did not own any properties. Accordingly, our results of operations for the three and six months ended June 30, 2013 as compared to the three months ended June 30, 2012 and the period from February 14, 2012 (date of inception) to June 30, 2012 reflect significant increases in most categories.

Comparison of Three Months Ended June 30, 2013 to Three Months Ended June 30, 2012

Rental Income

Rental income was $9.5 million for the three months ended June 30, 2013. Rental income was driven by our acquisition and operation of 579 properties subject to property operating leases with an aggregate purchase price of $1.1 billion, comprised of 5.9 million rentable square feet which were 100.0% leased as of June 30, 2013. We did not own any properties and, therefore, had no rental income during the three months ended June 30, 2012.

Operating Expense Reimbursements

Operating expense reimbursements were $0.5 million for the three months ended June 30, 2013. Pursuant to certain of our lease agreements, tenants are required to reimburse us for certain property operating expenses, in addition to base rent, whereas under certain other lease agreements, the tenants are directly responsible for all operating costs of the respective properties. We did not own any properties and, therefore, had no operating expense reimbursements for the three months ended June 30, 2012.

Appendix II-61

Property Operating Expenses

Property operating expenses for the three months ended June 30, 2013 were $0.6 million. These costs primarily related to the costs associated with maintaining our properties including real estate taxes, utilities and repairs and maintenance. We did not own any properties and therefore, had no property operating expenses for the three months ended June 30, 2012.

Merger and Other Transaction Related Costs

Merger and other transaction related costs for the three months ended June 30, 2013 were $1.7 million. These costs related to the pending Merger with ARCP.

Acquisition and Transaction Related Costs

Acquisition and transaction related costs for the three months ended June 30, 2013 were $22.1 million. These expenses related to legal and other closing costs associated with our purchase of 472 properties, consisting of 466 properties subject to property operating leases and six properties subject to direct financing leases with an aggregate base purchase price of $916.0 million during the three months ended June 30, 2013. We did not purchase any properties, and therefore, had no acquisition and transaction related costs, during the three months ended June 30, 2012.

Operating Fees to Affiliates

In connection with the asset management services provided by the Advisor, we issue and expect to issue (subject to periodic approval by our board of directors) to the Advisor performance-based restricted partnership units of the OP designated as “Class B Units,” which will be forfeited unless certain conditions are met. In May 2013, our board of directors approved the issuance of 18,989 Class B Units for asset management fee services performed during the three months ended March 31, 2013. In July 2013, our board of directors approved the issuance of 96,222 Class B Units for asset management services performed during the three months ended June 30, 2013. We did not own any properties and therefore, had no operating fees to affiliates for the three months ended June 30, 2012.

General and Administrative Expenses

General and administrative expenses increased $1.2 million to $1.2 million for the three months ended June 30, 2013, as compared to approximately $19,000 for the three months ended June 30, 2012. General and administrative expenses for three months ended June 30, 2013 increased primarily due to higher professional fees, directors and officers insurance costs and board member compensation to support our current real estate portfolio. General and administrative expenses for the three months ended June 30, 2012 included professional fees.

Depreciation and Amortization Expense

Depreciation and amortization expense for the three months ended June 30, 2013 of $5.9 million related to the properties acquired since we commenced active operations during September 2012. The purchase price of acquired properties is allocated to tangible and identifiable intangible assets and depreciated or amortized over their estimated useful lives. We did not own any properties, and therefore, had no depreciation or amortization expense for the three months ended June 30, 2012.

Interest Expense

Interest expense for the three months ended June 30, 2013 of $0.2 million related primarily to the amortization of deferred financing costs associated with our senior secured credit facility and mortgage notes payable, unused fees incurred on our senior secured credit facility and interest incurred on our mortgage notes payable. We did not have any debt financing, and therefore, had no interest expense for the three months ended June 30, 2012.

Income from Investments

Income from investments for the three months ended June 30, 2013 of $1.1 million related to income earned on our investments in redeemable preferred stock, common stock and senior notes. We did not own any investment securities, and therefore, had no income from investments for the three months ended June 30, 2012.

Appendix II-62

Other Income

Other income of $0.3 million for the three months ended June 30, 2013 related to interest earned on our cash and cash equivalents, which was $261.5 million as of June 30, 2013. We had no other income during the three months ended June 30, 2012.

Comparison of Six Months Ended June 30, 2013 to Period from February 14, 2012 (date of inception) to June 30, 2012

Rental Income

Rental income was $12.0 million for the six months ended June 30, 2013. Rental income was driven by our acquisition and operation of 579 properties subject to property operating leases with an aggregate purchase price of $1.1 billion, comprised of 5.9 million rentable square feet which were 100.0% leased as of June 30, 2013. We did not own any properties and, therefore, had no rental income during the period from February 14, 2012 (date of inception) to June 30, 2012.

Operating Expense Reimbursements

Operating expense reimbursements were $0.6 million for the six months ended June 30, 2013. Pursuant to certain of our lease agreements, tenants are required to reimburse us for certain property operating expenses, in addition to base rent, whereas under certain other lease agreements, the tenants are directly responsible for all operating costs of the respective properties. We did not own any properties and, therefore, had no operating expense reimbursements for the period from February 14, 2012 (date of inception) to June 30, 2012.

Property Operating Expenses

Property operating expenses for the six months ended June 30, 2013 were $0.8 million. These costs primarily related to the costs associated with maintaining our properties including real estate taxes, utilities and repairs and maintenance. We did not own any properties and therefore, had no property operating expense for the period from February 14, 2012 (date of inception) to June 30, 2012.

Merger and Other Transaction Related Costs

Merger and other transaction related costs for the six months ended June 30, 2013 were $1.7 million. These costs related to the pending Merger with ARCP.

Acquisition and Transaction Related Costs

Acquisition and transaction related costs for the six months ended June 30, 2013 were $26.9 million. These expenses related to legal and other closing costs associated with our purchase of 536 properties, consisting of 530 properties subject to property operating leases and six properties subject to direct financing leases with an aggregate base purchase price of $1.1 billion during the six months ended June 30, 2013. We did not purchase any properties, and therefore, had no acquisition and transaction related costs, during the period from February 14, 2012 (date of inception) to June 30, 2012.

Operating Fees to Affiliates

In connection with the asset management services provided by the Advisor, we issue and expect to issue (subject to periodic approval by our board of directors) to the Advisor performance-based restricted partnership units of the OP designated as “Class B Units,” which will be forfeited unless certain conditions are met. During the six months ended June 30, 2013, our board of directors approved the issuance of 18,989 and 6,461 Class B Units for asset management fee services performed during the three months ended March 31, 2013 and December 31, 2012, respectively. In July 2013, our board of directors approved the issuance of 96,222 Class B Units for asset management services performed during the three months ended June 30, 2013. We did not own any properties and therefore, had no operating fees to affiliates for the period from February 14, 2012 (date of inception) to June 30, 2012.

General and Administrative Expenses

General and administrative expenses increased $1.4 million to $1.4 million for the six months ended June 30, 2013, as compared to approximately $35,000 for the period from February 14, 2012 (date of inception) to June 30, 2012. General and administrative expenses for six months ended June 30, 2013

Appendix II-63

increased primarily due to higher professional fees, directors and officers insurance costs and board member compensation to support our current real estate portfolio. This increase was partially offset by absorption of $0.2 million of general and administrative costs by the Advisor during the six months ended June 30, 2013. General and administrative expenses for the period from February 14, 2012 (date of inception) to June 30, 2012 included professional fees. No general and administrative costs were absorbed by the Advisor during the period from February 14, 2012 (date of inception) to June 30, 2012.

Depreciation and Amortization Expense

Depreciation and amortization expense for the six months ended June 30, 2013 of $7.6 million, related to the properties acquired since we commenced active operations during September 2012. The purchase price of acquired properties is allocated to tangible and identifiable intangible assets and depreciated or amortized over their estimated useful lives. We did not own any properties, and therefore, had no depreciation or amortization expense for the period from February 14, 2012 (date of inception) to June 30, 2012.

Interest Expense

Interest expense for the six months ended June 30, 2013 of $0.2 million related primarily to the amortization of deferred financing costs associated with our senior secured credit facility and mortgage notes payable, unused fees incurred on our senior secured credit facility and interest incurred on our mortgage notes payable. We did not have any debt financing, and therefore, had no interest expense for the period from February 14, 2012 (date of inception) to June 30, 2012.

Income from Investments

Income from investments for the six months ended June 30, 2013 of $1.8 million related to income earned on our investments in redeemable preferred stock, senior notes and common stock. We did not own any investment securities, and therefore, had no income from investments for the period from February 14, 2012 (date of inception) to June 30, 2012.

Other Income

Other income of $0.4 million for the six months ended June 30, 2013 related to interest earned on our cash and cash equivalents, which was $261.5 million as of June 30, 2013. We had no other income during the period from February 14, 2012 (date of inception) to June 30, 2012.

Cash Flows for the Six Months Ended June 30, 2013

During the six months ended June 30, 2013, we had cash flows used in operating activities of $12.9 million. The level of cash flows used in or provided by operating activities is affected by the amount of acquisition and transaction related costs incurred, as well as the receipt of scheduled rent payments. Cash flows used in operating activities during the six months ended June 30, 2013 include $26.9 million of acquisition costs. Cash flows during the six months ended June 30, 2013 included a net loss adjusted for non-cash items of $16.0 million (net loss of $23.7 million adjusted for non-cash items, including depreciation and amortization of tangible and intangible real estate assets, amortization of deferred financing costs and share based compensation, of $7.7 million) and cash outflows of $3.5 million, which represented an increase in prepaid and other assets, due to rent receivables and unbilled rent receivables recorded in accordance with straight-line basis accounting, prepaid insurance, accrued income for real estate tax reimbursements and accrued dividend income on our investment securities. These cash outflows were partially offset by an increase of $4.9 million in accounts payable and accrued expenses and an increase of $1.7 million in deferred rent and other liabilities.

The net cash used in investing activities during the six months ended June 30, 2013 of $1.2 billion related to the acquisition of 530 properties subject to property operating leases with an aggregate base purchase price of $1.1 billion, purchase of investment securities of $69.5 million, deposits for real estate acquisitions of $46.4 million and six investments in direct financing leases of $8.9 million.

Net cash provided by financing activities of $1.3 billion during the six months ended June 30, 2013 consisted of proceeds from the issuances of common stock of $1.5 billion, contributions from non-controlling interest holders of $29.0 million and proceeds from mortgage notes payable of $2.1 million. These cash flows

Appendix II-64

were partially offset by $161.3 million of payments related to offering costs, distribution payments of $15.9 million, payments of deferred financing costs of $15.2 million, and payments to affiliates, net of $0.4 million.

Cash Flows for the Period from February 14, 2012 (date of inception) to June 30, 2012

During the period from February 14, 2012 (date of inception) to June 30, 2012, we had a net loss adjusted for non-cash items of approximately $33,000 (net loss of approximately $35,000 offset by share based compensation of approximately $2,000). This cash outflow offset the increase of approximately $33,000 in accounts payable and accrued expenses related to professional fees.

During the period from February 14, 2012 (date of inception) to June 30, 2012, we received proceeds from the sale of common stock of $0.2 million and advances from affiliates of $0.2 million to fund the payment of third party offering costs. These cash inflows were partially offset by $0.4 million of payments related to offering costs.

Liquidity and Capital Resources

In September 2012, we raised proceeds sufficient to break escrow in connection with our IPO. We received and accepted aggregate subscriptions in excess of the $2.0 million minimum and issued shares of common stock to our initial investors who were simultaneously admitted as stockholders. On April 15, 2013, we closed our IPO following the successful achievement of our target equity raise of $1.7 billion, including proceeds from DRIP shares of common stock, available under the Registration Statement, reallocated to the primary offering. We expect to continue to utilize the net proceeds from the sale of our common stock and proceeds from secured financings to complete future property acquisitions. As of June 30, 2013, we had 70.9 million shares of common stock outstanding, including unvested restricted shares and shares issued pursuant to the DRIP, and had received total proceeds of $1.7 billion, including proceeds from shares issued pursuant to the DRIP. We purchased our first property and commenced active operations in September 2012. As of June 30, 2013, we owned 585 properties with an aggregate purchase price of $1.1 billion.

We intend to maintain the following percentage of the overall value of our portfolio in liquid assets that can be liquidated more readily than properties: 5% of our NAV in excess of $1.0 billion. However, our stockholders should not expect that we will maintain liquid assets at or above these levels. To the extent that we maintain borrowing capacity under a line of credit, such available amount will be included in calculating our liquid assets. Our Advisor will consider various factors in determining the amount of liquid assets we should maintain, including but not limited to our receipt of proceeds from sales of additional shares, our cash flow from operations, available borrowing capacity under a line of credit, if any, our receipt of proceeds from any asset sale, and the use of cash to fund redemptions. Our board of directors will review the amount and sources of liquid assets on a quarterly basis.

Our principal demands for funds will continue to be for property acquisitions, including the purchase price of any properties, loans and securities we acquire, improvement costs, the payment of our operating and administrative expenses, continuing debt service obligations and distributions to our stockholders. Generally, we will fund our acquisitions from the net proceeds of our offering. We intend to acquire our assets with cash and mortgage or other debt, but we also may acquire assets free and clear of permanent mortgage or other indebtedness by paying the entire purchase price for the asset in cash or in units of limited partnership interest from our operating partnership.

We expect to meet our future short-term operating liquidity requirements through a combination of net cash provided by our current property operations, the operations of properties to be acquired in the future and proceeds from the sale of common stock. Management expects that in the future, as our portfolio matures, our properties will generate sufficient cash flow to cover operating expenses and the payment of our monthly distribution. Other potential future sources of capital include proceeds from secured or unsecured financings from banks or other lenders, proceeds from private offerings and undistributed funds from operations.

We expect to use debt financing as a source of capital. Under our charter, the maximum amount of our total indebtedness shall not exceed 300% of our total “net assets” (as defined by the North American Securities Administrators Association Statement of Policy Regarding Real Estate Investment Trusts, (the “NASAA REIT Guidelines”)) as of the date of any borrowing, which is generally expected to be

Appendix II-65

approximately 75% of the cost of our investments; however, we may exceed that limit if approved by a majority of our independent directors and disclosed to stockholders in our next quarterly report following such borrowing along with justification for exceeding such limit. This charter limitation, however, does not apply to individual real estate assets or investments. In addition, it is currently our intention to limit our aggregate borrowings to 45% of the aggregate fair market value of our assets (calculated after the close of this offering and once we have invested substantially all the proceeds from our IPO), unless borrowing a greater amount is approved by a majority of our independent directors and disclosed to stockholders in our next quarterly report following such borrowing along with justification for borrowing such a greater amount. This limitation, however, will not apply to individual real estate assets or investments. At the date of acquisition of each asset, we anticipate that the cost of investment for such asset will be substantially similar to its fair market value, which will enable us to satisfy our requirements under the NASAA REIT Guidelines. However, subsequent events, including changes in the fair market value of our assets, could result in our exceeding these limits. As of June 30, 2013, we had $2.1 million of mortgage notes payable outstanding.

On June 18, 2013, we entered into a $750.0 million senior secured credit facility (the “Credit Facility”). The Credit Facility contains a $300.0 million term loan facility which has a term of four years and a $450.0 million revolving credit facility which has a term of five years. The Credit Facility contains an “accordion” feature to allow us, under certain circumstances, to increase the aggregate commitments under the Credit Facility up to $1.5 billion. As of June 30, 2013, we had no outstanding borrowing under the Credit Facility.

Our board of directors has adopted a Share Repurchase Program (“SRP”) that enables our stockholders to sell their shares to us under limited circumstances. At the time a stockholder requests a repurchase, we may, subject to certain conditions, repurchase the shares presented for repurchase for cash to the extent we have sufficient funds available to fund such repurchase.

The following table summarizes the number of shares repurchased under the SRP cumulatively through June 30, 2013:

	Number of Requests	Number of Shares	Average Price per Share
Cumulative repurchases as of December 31, 2012	2	3,160	$25.00
Six Months Ended June 30, 2013(1)	5	7,077	24.97
Cumulative repurchase requests as of June 30, 2013	7	10,237	$25.00

(1)	Includes five unfulfilled repurchase requests for 7,077 shares at a weighted-average repurchase price per share of $24.97, which were approved for repurchase as of June 30, 2013 and were completed in the third quarter of 2013. This liability is included in accounts payable and accrued expenses on the our consolidated balance sheets.

As of June 30, 2013, we had cash and cash equivalents of $261.5 million. We expect cash flows from operations and the sale of common stock to be used primarily to invest in additional real estate, pay debt service, pay operating expenses and pay stockholder distributions.

Acquisitions

Our Advisor evaluates potential acquisitions of real estate and real estate related assets and engages in negotiations with sellers and borrowers on our behalf. Investors should be aware that after a purchase contract is executed that contains specific terms, the property will not be purchased until the successful completion of due diligence and negotiation of final binding agreements. During this period, we may decide to temporarily invest any unused proceeds from common stock offerings in certain investments that could yield lower returns than the properties. These lower returns may affect our ability to make distributions.

Funds from Operations and Modified Funds from Operations

Due to certain unique operating characteristics of real estate companies, as discussed below, the National Association of Real Estate Investment Trusts (“NAREIT”), an industry trade group, has promulgated a measure known as funds from operations (“FFO”), which we believe to be an appropriate supplemental measure to reflect the operating performance of a REIT. The use of FFO is recommended by the REIT

Appendix II-66

industry as a supplemental performance measure. FFO is not equivalent to net income or loss as determined under accounting principles generally accepted in the United States (“GAAP”).

We define FFO, a non-GAAP measure, consistent with the standards established by the White Paper on FFO approved by the Board of Governors of NAREIT, as revised in February 2004 (the “White Paper”). The White Paper defines FFO as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of property and asset impairment writedowns, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO. Our FFO calculation complies with NAREIT’s policy described above.

The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time, especially if such assets are not adequately maintained or repaired and renovated as required by relevant circumstances and/or is requested or required by lessees for operational purposes in order to maintain the value disclosed. We believe that, since real estate values historically rise and fall with market conditions, including inflation, interest rates, the business cycle, unemployment and consumer spending, presentations of operating results for a REIT using historical accounting for depreciation may be less informative. Additionally, we believe it is appropriate to disregard impairment charges, as this is a fair value adjustment that is largely based on market fluctuations and assessments regarding general market conditions which can change over time. An asset will only be evaluated for impairment if certain impairment indications exist and if the carrying, or book value, exceeds the total estimated undiscounted future cash flows (including net rental and lease revenues, net proceeds on the sale of the property, and any other ancillary cash flows at a property or group level under GAAP) from such asset. Investors should note, however, that determinations of whether impairment charges have been incurred are based partly on anticipated operating performance, because estimated undiscounted future cash flows from a property, including estimated future net rental and lease revenues, net proceeds on the sale of the property, and certain other ancillary cash flows, are taken into account in determining whether an impairment charge has been incurred. While impairment charges are excluded from the calculation of FFO as described above, investors are cautioned that due to the fact that impairments are based on estimated undiscounted future cash flows and the relatively limited term of our operations, it could be difficult to recover any impairment charges.

Historical accounting for real estate involves the use of GAAP. Any other method of accounting for real estate such as the fair value method cannot be construed to be any more accurate or relevant than the comparable methodologies of real estate valuation found in GAAP. Nevertheless, we believe that the use of FFO, which excludes the impact of real estate related depreciation and amortization and impairments, provides a more complete understanding of our performance to investors and to management, and when compared year over year, reflects the impact on our operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs, which may not be immediately apparent from net income. However, FFO and modified funds from operations (“MFFO”), as described below, should not be construed to be more relevant or accurate than the current GAAP methodology in calculating net income or in its applicability in evaluating our operating performance. The method utilized to evaluate the value and performance of real estate under GAAP should be construed as a more relevant measure of operational performance and considered more prominently than the non-GAAP FFO and MFFO measures and the adjustments to GAAP in calculating FFO and MFFO.

Changes in the accounting and reporting promulgations under GAAP (for acquisition fees and expenses from a capitalization/depreciation model to an expensed-as-incurred model) that were put into effect in 2009 and other changes to GAAP accounting for real estate subsequent to the establishment of NAREIT’s definition of FFO have prompted an increase in cash-settled expenses, specifically acquisition fees and expenses for all industries as items that are expensed under GAAP, that are typically accounted for as operating expenses. Management believes these fees and expenses do not affect our overall long-term operating performance. Publicly registered, non-listed REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation. While other start up entities also may experience significant acquisition activity during their initial years, we believe that non-listed REITs are unique in that they have a limited life with targeted exit strategies within a relatively limited time frame

Appendix II-67

after the acquisition activity ceases. As disclosed in the prospectus for our offering (the “Prospectus”), we will use the proceeds raised in the offering to acquire properties, and intend to begin the process of achieving a liquidity event (i.e., listing of our common stock on a national exchange, a merger or sale or another similar transaction) within three to five years of the completion of the offering. Thus, we will not continuously purchase assets and will have a limited life. Due to the above factors and other unique features of publicly registered, non-listed REITs, the Investment Program Association (“IPA”), an industry trade group, has standardized a measure known as MFFO, which the IPA has recommended as a supplemental measure for publicly registered non-listed REITs and which we believe to be another appropriate supplemental measure to reflect the operating performance of a non-listed REIT having the characteristics described above. MFFO is not equivalent to our net income or loss as determined under GAAP, and MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate with a limited life and targeted exit strategy, as currently intended. We believe that, because MFFO excludes costs that we consider more reflective of investing activities and other non-operating items included in FFO and also excludes acquisition fees and expenses that affect our operations only in periods in which properties are acquired, MFFO can provide, on a going forward basis, an indication of the sustainability (that is, the capacity to continue to be maintained) of our operating performance after the period in which we are acquiring our properties and once our portfolio is in place. By providing MFFO, we believe it is presenting useful information that assists investors and analysts to better assess the sustainability of our operating performance after our IPO has been completed and our properties have been acquired. We also believe that MFFO is a recognized measure of sustainable operating performance by the non-listed REIT industry. Further, we believe MFFO is useful in comparing the sustainability of our operating performance after our IPO and acquisitions are completed with the sustainability of the operating performance of other real estate companies that are not as involved in acquisition activities. Investors are cautioned that MFFO should only be used to assess the sustainability of our operating performance after our offering has been completed and properties have been acquired, as it excludes acquisition costs that have a negative effect on our operating performance during the periods in which properties are acquired.

We define MFFO, a non-GAAP measure, consistent with the IPA’s Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: Modified Funds from Operations, (the “Practice Guideline”), issued by the IPA in November 2010. The Practice Guideline defines MFFO as FFO further adjusted for the following items, as applicable, included in the determination of GAAP net income: acquisition fees and expenses; amounts relating to deferred rent receivables and amortization of above and below market leases and liabilities (which are adjusted in order to reflect such payments from a GAAP accrual basis to a cash basis of disclosing the rent and lease payments); accretion of discounts and amortization of premiums on debt investments; mark-to-market adjustments included in net income; gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, and after adjustments for consolidated and unconsolidated partnerships and joint ventures, with such adjustments calculated to reflect MFFO on the same basis. The accretion of discounts and amortization of premiums on debt investments, unrealized gains and losses on hedges, foreign exchange, derivatives or securities holdings, unrealized gains and losses resulting from consolidations, as well as other listed cash flow adjustments are adjustments made to net income in calculating the cash flows provided by operating activities and, in some cases, reflect gains or losses which are unrealized and may not ultimately be realized. While we are responsible for managing interest rate, hedge and foreign exchange risk, we do retain an outside consultant to review all our hedging agreements. Inasmuch as interest rate hedges are not a fundamental part of our operations, we believe it is appropriate to exclude such gains and losses in calculating MFFO, as such gains and losses are not reflective of ongoing operations.

Our MFFO calculation complies with the IPA’s Practice Guideline described above. In calculating MFFO, we exclude acquisition related expenses, amortization of above and below market leases, fair value adjustments of derivative financial instruments, deferred rent receivables and the adjustments of such items related to noncontrolling interests. Under GAAP, acquisition fees and expenses are characterized as operating expenses in determining operating net income. These expenses are paid in cash by us, and therefore such funds will not be available to distribute to investors. All paid and accrued acquisition fees and expenses

Appendix II-68

negatively impact our operating performance during the period in which properties are acquired and will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of other properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to such property. Therefore, MFFO may not be an accurate indicator of our operating performance, especially during periods in which properties are being acquired. MFFO that excludes such costs and expenses would only be comparable to that of non-listed REITs that have completed their acquisition activities and have similar operating characteristics as us. Further, under GAAP, certain contemplated non-cash fair value and other non-cash adjustments are considered operating non-cash adjustments to net income in determining cash flow from operating activities. In addition, we view fair value adjustments of derivatives as items which are unrealized and may not ultimately be realized. We view both gains and losses from dispositions of assets and fair value adjustments of derivatives as items which are not reflective of ongoing operations and are therefore typically adjusted for when assessing operating performance. As disclosed elsewhere in the Prospectus, the purchase of properties, and the corresponding expenses associated with that process, is a key operational feature of our business plan to generate operational income and cash flows in order to make distributions to investors. Acquisition fees and expenses will not be reimbursed by our Advisor if there are no further proceeds from the sale of shares in our offering, and therefore such fees and expenses will need to be paid from either additional debt, operational earnings or cash flows, net proceeds from the sale of properties or from ancillary cash flows.

Our management uses MFFO and the adjustments used to calculate it in order to evaluate our performance against other non-listed REITs which have limited lives with short and defined acquisition periods and targeted exit strategies shortly thereafter. As noted above, MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate in this manner. We believe that our use of MFFO and the adjustments used to calculate it allow us to present our performance in a manner that reflects certain characteristics that are unique to non-listed REITs, such as their limited life, limited and defined acquisition period and targeted exit strategy, and hence that the use of such measures is useful to investors. For example, acquisitions costs are funded from the proceeds of our IPO and other financing sources and not from operations. By excluding expensed acquisition costs, the use of MFFO provides information consistent with management’s analysis of the operating performance of the properties. Additionally, fair value adjustments, which are based on the impact of current market fluctuations and underlying assessments of general market conditions, but can also result from operational factors such as rental and occupancy rates, may not be directly related or attributable to our current operating performance. By excluding such changes that may reflect anticipated and unrealized gains or losses, we believe MFFO provides useful supplemental information.

Presentation of this information is intended to provide useful information to investors as they compare the operating performance of different REITs, although it should be noted that not all REITs calculate FFO and MFFO the same way. Accordingly, comparisons with other REITs may not be meaningful. Furthermore, FFO and MFFO are not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income (loss) or income (loss) from continuing operations as an indication of our performance, as an alternative to cash flows from operations as an indication of our liquidity, or indicative of funds available to fund our cash needs including our ability to make distributions to our stockholders. FFO and MFFO should be reviewed in conjunction with GAAP measurements as an indication of our performance. MFFO has limitations as a performance measure in an offering such as ours where the price of a share of common stock is a stated value and there is no net asset value determination during the offering stage and for a period thereafter. MFFO is useful in assisting management and investors in assessing the sustainability of operating performance in future operating periods, and in particular, after the offering and acquisition stages are complete and net asset value is disclosed. FFO and MFFO are not useful measures in evaluating net asset value because impairments are taken into account in determining net asset value but not in determining FFO or MFFO.

Neither the SEC, NAREIT nor any other regulatory body has passed judgment on the acceptability of the adjustments that we use to calculate FFO or MFFO. In the future, the SEC, NAREIT or another regulatory body may decide to standardize the allowable adjustments across the non-listed REIT industry and we would have to adjust our calculation and characterization of FFO or MFFO.

Appendix II-69

The below table reflects the items deducted or added to net loss in our calculation of FFO and MFFO for the periods presented. Items are presented net of non-controlling interest portions where applicable.

	Three Months Ended		Six Months Ended June 30, 2013
(In thousands)	March 31, 2013	June 30, 2013
Net loss attributable to stockholders (in accordance with GAAP)	$(3,243)	$(20,279)	$(23,522)
Merger and other transaction costs	—	1,713	1,713
Depreciation and amortization	1,644	5,919	7,563
FFO	(1,599)	(12,647)	(14,246)
Acquisition fees and expenses(1)	4,745	21,975	26,720
Amortization of above market lease assets(2)	5	5	10
Straight-line rent(3)	(139)	(1,454)	(1,593)
MFFO	$3,012	$7,879	$10,891

(1)	In evaluating investments in real estate, management differentiates the costs to acquire the investment from the operations derived from the investment. Such information would be comparable only for non-listed REITs that have completed their acquisition activity and have other similar operating characteristics. By excluding expensed acquisition costs, management believes MFFO provides useful supplemental information that is comparable for each type of real estate investment and is consistent with management’s analysis of the investing and operating performance of our properties. Acquisition fees and expenses include payments to our Advisor or third parties. Acquisition fees and expenses under GAAP are considered operating expenses and as expenses included in the determination of net income and income from continuing operations, both of which are performance measures under GAAP. All paid and accrued acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to the property.
(2)	Under GAAP, certain intangibles are accounted for at cost and reviewed at least annually for impairment, and certain intangibles are assumed to diminish predictably in value over time and amortized, similar to depreciation and amortization of other real estate related assets that are excluded from FFO. However, because real estate values and market lease rates historically rise or fall with market conditions, management believes that by excluding charges relating to amortization of these intangibles, MFFO provides useful supplemental information on the performance of the real estate.
(3)	Under GAAP, rental receipts are allocated to periods using various methodologies. This may result in income recognition that is significantly different than underlying contract terms. By adjusting for these items (to reflect such payments from a GAAP accrual basis to a cash basis of disclosing the rent and lease payments), MFFO provides useful supplemental information on the realized economic impact of lease terms and debt investments, providing insight on the contractual cash flows of such lease terms and debt investments, and aligns results with management’s analysis of operating performance.

Distributions

On September 10, 2012, our board of directors authorized and we declared, a distribution, which is calculated based on stockholders of record each day during the applicable period at a rate of $0.004520548 per day, based on a price of $25.00 per share of common stock. Our distributions are payable by the 5th day following each month end to stockholders of record at the close of business each day during the prior month.

The amount of distributions payable to our stockholders is determined by our board of directors and is dependent on a number of factors, including funds available for distribution, financial condition, capital expenditure requirements, as applicable, requirements of Maryland law and annual distribution requirements needed to qualify and maintain our status as a REIT under the Internal Revenue Code (the “Code”). Our board of directors may reduce the amount of distributions paid or suspend distribution payments at any time and therefore distribution payments are not assured. Our Advisor may also defer, suspend and/or waive fees and expense reimbursements if we have not generated sufficient cash flow from our operations and other sources to fund distributions. Additionally, our organizational documents permit us to pay distributions from unlimited amounts of any source, and we may use sources other than operating cash flows to fund

Appendix II-70

distributions, including proceeds from our IPO, which may reduce the amount of capital we ultimately invest in properties or other permitted investments, and negatively impact the value of your investment.

During the six months ended June 30, 2013, distributions paid to common stockholders totaled $31.6 million, inclusive of $15.7 million of distributions for which common stock was issued under the DRIP. Distribution payments are dependent on the availability of funds. Our board of directors may reduce the amount of distributions paid or suspend distribution payments at any time and therefore distribution payments are not assured.

The following table shows the sources for the payment of distributions to common stockholders:

	Three Months Ended				Six Months Ended June 30, 2013
	March 31, 2013		June 30, 2013
(In thousands)		Percentage of Distributions		Percentage of Distributions		Percentage of Distributions
Distributions:
Distributions paid in cash	$3,185		$12,688		$15,873
Distributions reinvested	2,603		13,121		15,724
Total distributions	$5,788		$25,809		$31,597
Source of distribution coverage:
Cash flows used in operations(1)	$—	—%	$—	—%	$—	—%
Proceeds from issuance of common stock	3,185	55.0%	12,688	49.2%	15,873	50.2%
Common stock issued under the DRIP/offering proceeds	2,603	45.0%	13,121	50.8%	15,724	49.8%
Proceeds from financings	—	—%	—	—%	—	—%
Total source of distribution coverage	$5,788	100.0%	$25,809	100.0%	$31,597	100.0%
Cash flows used in operations (GAAP basis)(1)	$(1,377)		$(11,488)		$(12,865)
Net loss attributable to stockholders (in accordance with GAAP)	$(3,243)		$(20,279)		$(23,522)

(1)	Cash flows used in operations for the three months ended March 31, 2013 and June 30, 2013 and the six months ended June 30, 2013 include acquisition and transaction related expenses of $4.7 million, $22.2 million and $26.9 million, respectively.

Appendix II-71

The following table compares cumulative distributions paid to cumulative net loss attributable to stockholders (in accordance with GAAP) for the period from February 14, 2012 (date of inception) to June 30, 2013:

(In thousands)	Period from February 14, 2012 (date of inception) to June 30, 2013
Distributions paid:
Common stockholders in cash	$16,323
Common stockholders pursuant to DRIP/offering proceeds	16,076
Total distributions paid	$32,399
Reconciliation of net loss attributable to stockholders:
Revenues	$13,096
Merger and other transaction related	(1,713)
Acquisition and transaction related	(29,199)
Depreciation and amortization	(7,893)
Other operating expenses	(2,516)
Other non-operating income	2,011
Net loss (income) attributable to non-controlling interests	155
Net loss attributable to stockholders (in accordance with GAAP)(1)	$(26,059)

(1)	Net loss attributable to stockholders as defined by GAAP includes the non-cash impact of depreciation and amortization expense as well as costs incurred relating to acquisitions and related transactions.

Loan Obligations

The payment terms of our loan obligations require interest amounts payable monthly with all unpaid principal and interest due at maturity. Our loan agreements stipulate that we comply with specific reporting covenants. As of June 30, 2013, we were in compliance with the debt covenants under our loan agreements.

As of June 30, 2013, we had non-recourse mortgage indebtedness of $2.1 million which was collateralized by two properties. Our mortgage indebtedness bore interest at weighted-average rate of 3.44% per annum and had a weighted-average maturity of five years. We may in the future incur additional mortgage debt on the properties we currently own or use long-term non-recourse financing to acquire additional properties in the future.

As of June 30, 2013, there was a $300.0 million term loan facility and a $450.0 million revolving credit facility available to us under the Credit Facility for potential future borrowings totaling $750.0 million. The Credit Facility contains an “accordion” feature to allow us, under certain circumstances, to increase the aggregate commitments under the Credit Facility up to $1.5 billion. As of June 30, 2013, there were no outstanding borrowings under the Credit Facility.

Our Advisor may, with approval from our board of directors, seek to borrow short-term capital that, combined with secured mortgage financing, exceeds our targeted leverage ratio. Such short-term borrowings may be obtained from third-parties on a case-by-case basis as acquisition opportunities present themselves simultaneous with our capital raising efforts. We view the use of short-term borrowings, including advances under our Credit Facility, as an efficient and accretive means of acquiring real estate. As of June 30, 2013, our secured debt leverage ratio (total secured debt divided by the base purchase price of acquired real estate investments) approximated 0.2%.

Appendix II-72

Contractual Obligations

Debt Obligations

The following is a summary of our contractual debt obligations as of June 30, 2013:

		July 1, 2013 to December 31, 2013	Years Ended December 31,
(In thousands)	Total		2014 - 2015	2016 - 2017	Thereafter
Principal payments due:
Mortgage notes payable	$2,124	$—	$—	$—	$2,124
Interest payments due:
Mortgage notes payable	$349	$37	$146	$146	$20
Senior secured credit facility	8,307	958	3,802	3,195	352
	$8,656	$995	$3,948	$3,341	$372

Lease Obligations

The following table reflects the minimum base rental cash payments due from the Company over the next five years and thereafter for ground lease arrangements:

		July 1, 2013 to December 31, 2013	Years Ended December 31,
(In thousands)	Total		2014 - 2015	2016 - 2017	Thereafter
Lease rental payments due:	$2,765	$104	$408	$381	$1,872

Election as a REIT

We elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year ended December 31, 2012. We believe that, commencing with such taxable year, we are organized and operate in such a manner as to qualify for taxation as a REIT under the Code. We intend to continue to operate in such a manner to qualify for taxation as a REIT, but no assurance can be given that we will operate in a manner so as to qualify or remain qualified as a REIT. If we continue to qualify for taxation as a REIT, we generally will not be subject to federal corporate income tax to the extent we distribute our REIT taxable income to our stockholders, and so long as we distribute at least 90% of our REIT taxable income. REITs are subject to a number of other organizational and operational requirements. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property, and federal income and excise taxes on our undistributed income.

Inflation

Some of our leases contain provisions designed to mitigate the adverse impact of inflation. These provisions generally increase rental rates during the terms of the leases either at fixed rates or indexed escalations (based on the Consumer Price Index or other measures). We may be adversely impacted by inflation on the leases that do not contain indexed escalation provisions. In addition, our net leases require the tenant to pay its allocable share of operating expenses, which may include common area maintenance costs, real estate taxes and insurance. This may reduce our exposure to increases in costs and operating expenses resulting from inflation.

Related-Party Transactions and Agreements

We have entered into agreements with affiliates of our Sponsor, whereby we have paid or may in the future pay certain fees or reimbursements to our Advisor or its affiliates in connection with acquisition and financing activities, sales and maintenance of common stock under our IPO, asset and property management services and reimbursement of operating and offering related costs. See Note 12 — Related Party Transactions and Arrangements to our consolidated financial statements included in this report for a discussion of the various related party transactions, agreements and fees.

In addition, the limited partnership agreement of the OP was amended as of December 28, 2012, to allow for a special allocation, solely for tax purposes, of excess depreciation deductions of up to $10.0 million to our Advisor, a limited partner of the OP. In connection with this special allocation, our Advisor has agreed to

Appendix II-73

restore a deficit balance in its capital account in the event of a liquidation of the OP and has agreed to provide a guaranty or indemnity of indebtedness of the OP. Our Advisor is directly or indirectly controlled by certain officers and directors.

Off-Balance Sheet Arrangements

On June 18, 2013, we entered into the $750.0 million Credit Facility. The Credit Facility contains a $300.0 million term loan facility which has a term of four years and a $450.0 million revolving credit facility which has a term of five years. The Credit Facility contains an “accordion” feature to allow us, under certain circumstances, to increase the aggregate commitments under the Credit Facility up to $1.5 billion. As of June 30, 2013, we had no outstanding borrowing under the Credit Facility, resulting in an unused borrowing capacity available of $750.0 million based on the assets assigned to the Credit Facility as of June 30, 2013.

We have no other off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

The market risk associated with financial instruments and derivative financial instruments is the risk of loss from adverse changes in market prices or rates. Our interest rate risk management objectives with respect to our long-term debt are to limit the impact of interest rate changes in earnings and cash flows and to lower our overall borrowing costs. To achieve these objectives, from time to time, we may enter into interest rate hedge contracts such as swaps and collars in order to mitigate our interest rate risk with respect to various debt instruments. We would not hold or issue these derivative contracts for trading or speculative purposes. We do not have any foreign operations and thus are not exposed to foreign currency fluctuations.

As of June 30, 2013, our debt included fixed-rate secured mortgage financings, including debt fixed through the use of interest rate derivative instruments, with a carrying value and fair value of $2.1 million. Changes in market interest rates on our fixed-rate debt impact the fair value of the debt, but it has no impact on interest incurred or cash f low. For instance, if interest rates rise 100 basis points and our fixed rate debt balance remains constant, we expect the fair value of our obligation to decrease, the same way the price of a bond declines as interest rates rise. The sensitivity analysis related to our fixed–rate debt assumes an immediate 100 basis point move in interest rates from their June 30, 2013 levels, with all other variables held constant. A 100 basis point increase in market interest rates would result in a decrease in the fair value of our fixed-rate debt by $0.1 million. A 100 basis point decrease in market interest rates would result in an increase in the fair value of our fixed-rate debt by $0.1 million. These amounts were determined by considering the impact of hypothetical interest rates changes on our borrowing costs, and, assuming no other changes in our capital structure.

As the information presented above includes only those exposures that existed as of June 30, 2013, it does not consider exposures or positions arising after that date. The information represented herein has limited predictive value. Future actual realized gains or losses with respect to interest rate fluctuations will depend on cumulative exposures, hedging strategies employed and the magnitude of the fluctuations.

Item 4. Controls and Procedures

In accordance with Rules 13a-15(b) and 15d-15(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act) as of the end of the period covered by this Quarterly Report on Form 10-Q and determined that the disclosure controls and procedures are effective.

No change occurred in our internal controls over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act) during the three months ended June 30, 2013 that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

Appendix II-74

Part II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Officers and Directors

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. The charter of ARCP contains such a provision that limits such liability to the maximum extent permitted by Maryland law.

The MGCL requires a Maryland corporation (unless its charter provides otherwise, which ARCP’s charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that: (1) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (A) was committed in bad faith or (B) was the result of active and deliberate dishonesty; (2) the director or officer actually received an improper personal benefit in money, property or services; or (3) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the MGCL, a Maryland corporation may not indemnify a director or officer in a suit by or in the right of the corporation in which the director or officer was adjudged liable to the corporation or for a judgment of liability on the basis that a personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct, was adjudged liable to the corporation or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by ARCP or in ARCP’s right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of: (1) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and (2) a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

ARCP’s charter obligates ARCP, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (1) any present or former director or officer who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity; or (2) any individual who, while a director or officer of ARCP and at ARCP’s request, serves or has served as a director, officer, partner, member, manager or trustee of another corporation, REIT, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity.

ARCP’s charter also permits ARCP to indemnify and advance expenses to any person who served a predecessor of ARCP’s in any of the capacities described above and to any employee or agent of ARCP or a predecessor of ARCP.

ARCP is party to indemnification agreements with each of its directors and executive officers that would provide for indemnification to the maximum extent permitted by Maryland law.

ARCP has purchased and maintains insurance on behalf of all of its directors and executive officers against liability asserted against or incurred by them in their official capacities.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling ARCP for liability arising under the Securities Act, ARCP has been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21. Exhibits

A list of the exhibits included as part of this registration statement is set forth in the Exhibit Index that immediately precedes such exhibits and is incorporated herein by reference.

Item 22. Undertakings

The undersigned registrant hereby undertakes as follows:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;
(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(2)	That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)	That, for the purpose of determining liability under the Securities Act of 1933, as amended, to any purchaser: if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933, as amended, to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus, which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The registrant undertakes that every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933, as amended, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Pre-Effective Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this 16th day of October, 2013.

American Realty Capital Properties, Inc.

By:	/s/ Nicholas S. Schorsch Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Pre-Effective Amendment No. 3 to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signatures	Title	Date
/s/ Nicholas S. Schorsch Nicholas S. Schorsch	Chairman and Chief Executive Officer (Principal Executive Officer)	October 16, 2013
/s/ Edward M. Weil, Jr. Edward M. Weil, Jr.	President, Treasurer, Secretary and Director	October 16, 2013
/s/ Peter M. Budko Peter M. Budko	Executive Vice President and Chief Investment Officer	October 16, 2013
/s/ Brian S. Block Brian S. Block	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	October 16, 2013
/s/ Brian D. Jones Brian D. Jones	Chief Operating Officer	October 16, 2013
/s/ William M. Kahane William M. Kahane	Director	October 16, 2013
* Leslie D. Michelson	Lead Independent Director	October 16, 2013
* Edward G. Rendell	Independent Director	October 16, 2013
* Scott J. Bowman	Independent Director	October 16, 2013
* Walter P. Lomax, Jr.	Independent Director	October 16, 2013
/s/ Nicholas S. Schorsch Nicholas S. Schorsch Attorney-in-fact		October 16, 2013

S-1

EXHIBITS INDEX

Exhibit Index	Description of Document
2.1	Agreement and Plan of Merger, dated as of July 1, 2013, by and among American Realty Capital Properties, Inc., ARC Properties Operating Partnership, L.P., Thunder Acquisition, LLC, American Realty Capital Trust IV, Inc. and American Realty Capital Operating Partnership IV, L.P. (attached as Annex A to the joint proxy statement/prospectus that is part of this registration statement).
2.2	First Amendment to Agreement and Plan of Merger, dated as of October 6, 2013, by and among American Realty Capital Properties, Inc., ARC Properties Operating Partnership, L.P., Thunder Acquisition, LLC, American Realty Capital Trust IV, Inc. and American Realty Capital Operating Partnership IV, L.P. (attached as Annex D to the joint proxy statement/prospectus that is part of this registration statement).
2.2	Second Amendment to Agreement and Plan of Merger, dated as of October 11, 2013, by and among American Realty Capital Properties, Inc., ARC Properties Operating Partnership, L.P., Thunder Acquisition, LLC, American Realty Capital Trust IV, Inc. and American Realty Capital Operating Partnership IV, L.P. (attached as Annex E to the joint proxy statement/prospectus that is part of this registration statement).
3.1	Conformed Articles of Amendment and Restatement for American Realty Capital Properties, Inc., dated July 2, 2013.***(1)
3.2	Bylaws of American Realty Capital Properties, Inc. (filed as exhibit 3.2 to ARCP’s Form S-11/A, filed on June 13, 2011 and incorporated herein by reference).
3.3	Articles Supplementary to the Articles of Incorporation of American Realty Capital Properties, Inc. classifying and designating the Series C Convertible Preferred Stock, dated June 6, 2013 (filed as exhibit 3.5 to ARCP’s Form 8-K, filed on June 12, 2013 and incorporated herein by reference).
4.1	Second Amended and Restated Agreement of Limited Partnership of ARC Properties Operating Partnership, L.P., dated February 28, 2013 (filed as exhibit 4.1 to ARCP’s Form 8-K, filed on March 6, 2013, and incorporated herein by reference).
4.2	Form of Amendment to Agreement of Limited Partnership of ARC Properties Operating Partnership, L.P.**
4.3	Form of Indenture (filed as exhibit 4.6 to ARCP’s Form S-3/A, filed on August 15, 2012 and incorporated herein by reference).
4.4	Form of Indenture (filed as exhibit 4.7 to ARCP’s Form S-3/A, filed on August 15, 2012 and incorporated herein by reference).
5.1	Opinion of Venable LLP as to the legality of the securities.**
8.1	Tax Opinion of Duane Morris LLP.**
8.2	Tax Opinion of Weil, Gotshal & Manges LLP.**
8.3	Tax Opinion of Proskauer Rose LLP.**
12.1	Statements re computation of ratios.**
21.1	Subsidiaries of American Realty Capital Properties, Inc. as of October , 2013.**
23.1	Consent of Duane Morris LLP (included as part of the opinion filed as Exhibit 8.1 hereto and incorporated herein by reference).**
23.2	Consent of Weil, Gotshal & Manges LLP (included as part of the opinion filed as Exhibit 8.2 hereto and incorporated herein by reference).**
23.3	Consent of Proskauer Rose LLP (included as part of the opinion filed as Exhibit 8.3 hereto and incorporated herein by reference).**

Exhibit Index	Description of Document
23.4	Consent of Venable LLP (included as part of the opinion filed as Exhibit 5.1 hereto and incorporated herein by reference).**
23.5	Consent of Grant Thornton LLP, independent registered public accounting firm.*
23.6	Consent of Grant Thornton LLP, independent registered public accounting firm.*
23.7	Consent of Grant Thornton LLP, independent certified public accounting firm.*
23.8	Consent of Grant Thornton LLP, independent certified public accounting firm.*
23.9	Consent of Grant Thornton LLP, independent certified public accounting firm.*
23.10	Consent of Grant Thornton LLP, independent certified public accounting firm.*
23.11	Consent of McGladrey LLP, independent registered public accounting firm.*
24.1	Powers of Attorney.***
99.1	Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated.***
99.2	Form of Proxy of American Realty Capital Trust IV, Inc.**
101.INS	XBRL Instance Document.**
101.SCH	XBRL Taxonomy Extension Schema Document.**
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.**
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.**
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.**
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.**

*	Filed herewith.
**	To be filed by amendment.
***	Previously filed with ARCP’s Registration Statement on Form S-4 (File No. 333-190056) filed with the Commission on July 22, 2013.
(1)	Conformed to reflect filing of Articles of Amendment with the Maryland State Department of Assessments and Taxation on July 2, 2013.